As filed with the Securities and Exchange Commission on October 8, 1998
                                                     Registration No. 333-
================================================================================

                    SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC 20549
                              --------------
                                 FORM S-4
                          REGISTRATION STATEMENT
                                   UNDER

                        THE SECURITIES ACT OF 1933
                              --------------
                       JEFFERSON SMURFIT CORPORATION
          (Exact name of Registrant as specified in its charter)

                   Delaware                                     2653                                   43-1531401
       (State or Other Jurisdiction of              (Primary Standard Industrial                    (I.R.S. Employer
        Incorporation or Organization)               Classification Code Number)                 Identification Number)

                                                      Jefferson Smurfit Centre
                                                        8182 Maryland Avenue
                                                      St. Louis, Missouri 63105
                                                           (314) 746-1100
       (Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

                                                           Michael E. Tierney
                                                             Vice President,
                                                       General Counsel & Secretary
                                                      Jefferson Smurfit Corporation
                                                        Jefferson Smurfit Centre
                                                          8182 Maryland Avenue
                                                        St. Louis, Missouri 63105
                                                             (314) 746-1100
               (Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

                                                                  copies to:
               John R. Ettinger                                Leslie T. Lederer                       Frederick C. Lowinger
             Davis Polk & Wardwell                        Stone Container Corporation                     Sidley & Austin
             450 Lexington Avenue                          150 North Michigan Avenue                 One First National Plaza
           New York, New York 10017                         Chicago, Illinois 60601                   Chicago, Illinois 60603
                (212) 450-4000                                  (312) 580-4624                            (312) 853-7000

                                 Approximate Date of commencement of proposed sale to the public:
                          As soon as practicable after the effective date of this Registration Statement.


      If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                              --------------

                      CALCULATION OF REGISTRATION FEE

=============================================================================================================================
                                                                  Proposed Maximum        Proposed Maximum        Amount of
         Title of each Class of               Amount to be       Offering Price Per      Aggregate Offering      Registration
       Securities to be Registered            Registered(1)             Unit                 Price (2)              Fee(3)
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share...     115,798,222          N/A                   $983,261,418            None
=============================================================================================================================

(1) Represents the maximum number of shares of Common Stock, par value $.01 per share, of the Registrant ("JSC Common Stock") estimated to be issuable upon the consummation of the merger of JSC Acquisition
    Corporation ("Sub"), a Delaware corporation and a wholly owned subsidiary of Jefferson Smurfit Corporation ("JSC"), with and into Stone Container Corporation ("Stone") based on an exchange ratio of
    0.99 of a share of JSC Common Stock (the maximum exchange ratio pursuant to the Agreement and Plan of Merger among JSC, Stone and Sub, dated as of May 10, 1998, as amended) to be exchanged for each share of Common Stock, par value $.01 per share, of Stone (the "Stone Common
    Stock").

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) and Rule 457(c) of the Securities Act of 1933, as amended (the "Securities Act"), based on the product of (i) $8.40625, the average of the high and low sales prices of Stone Common Stock on the New York Stock Exchange Composite Tape on October 5, 1998 and (ii)
    116,967,901, the number of shares of Stone Common Stock outstanding at the close of business on September 29, 1998, assuming the exercise of all outstanding options to purchase Stone Common Stock and the conversion of all securities convertible into Stone Common Stock.

(3) Computed in accordance with Rule 457(f) under the Securities Act to be $290,063, which is equal to 0.000295 multiplied by the proposed maximum aggregate offering price of $983,261,418, and reduced in accordance with Rule 457(b) under the Securities Act by the fee of $394,767 paid by JSC pursuant to Rule 14a-6(i)(1) under the Securities Exchange Act of 1934, as amended, upon the filing of its preliminary proxy materials on June 9, 1998 and to be credited against the registration fee payable in connection with this filing.

================================================================================



                       JEFFERSON SMURFIT CORPORATION
                           CROSS REFERENCE SHEET


          ITEM NUMBER                         LOCATION IN JOINT PROXY
          IN FORM S-4                         STATEMENT/PROSPECTUS
--------------------------------------- --------------------------------------

A.  INFORMATION ABOUT THE
    TRANSACTION

1.  Forepart of Registration Statement
    and Outside Front Cover Page of
    Prospectus......................... Facing Page of the Registration
                                        Statement; Outside Front
                                        Cover Page of Joint Proxy
                                        Statement/Prospectus

2.  Inside Front and Outside Back
    Cover Pages of Prospectus.......... Where You Can Find More Information;
                                        Table of Contents; Comparative Per
                                        Share Market Price and Dividend
                                        Information

3.  Risk Factors, Ratio of Earnings
    to Fixed Charges and Other
    Information........................ Outside Front Cover Page of Prospectus;
                                        Summary; Risk Factors; Interests of
                                        Certain Persons in the Merger; Selected
                                        Financial Information; Historical and
                                        Pro Forma Per Share Data; The Merger;
                                        Comparative Per Share Market Price and
                                        Dividend Information; The Meetings;
                                        Where You Can Find More Information**

4.  Terms of the Transaction........... Outside Front Cover Page of Prospectus;
                                        Summary; The Merger; Role of Financial
                                        Advisors; Certain Provisions of the
                                        Merger Agreement; Comparison of
                                        Stockholder Rights; Description of SSCC
                                        Capital Stock Following the Merger

5.  Pro Forma Financial Information.... Pro Forma Condensed Consolidated
                                        Financial Data

6.  Material Contacts with the Company
    Being Acquired..................... Summary; The Merger; Certain Provisions
                                        of the Merger Agreement; Voting
                                        Commitments From Certain Stockholders

7.  Additional Information Required for
    Reoffering by Persons and Parties
    Deemed to be Underwriters.......... *

8.  Interests of Named Experts and
    Counsel............................ *

9.  Disclosure of Commission Position on
    Indemnification for Securities Act
    Liabilities........................ *

B.  INFORMATION ABOUT THE REGISTRANT

10. Information with Respect to S-3
    Registrants........................ Where You Can Find More Information

11. Incorporation of Certain Information
    by Reference....................... Where You Can Find More Information

12. Information with Respect to S-2
    and S-3 Registrants................. *

13. Incorporation of Certain Information
    by Reference........................ *

14. Information with Respect to
    Registrants Other Than S-3 or
    S-2 Registrants..................... *

C.  INFORMATION ABOUT THE COMPANY
    BEING ACQUIRED

15. Information with Respect to S-3
    Companies........................... *

16. Information with Respect to S-2 or
    S-3 Companies....................... *

17. Information with Respect to
    Companies Other Than S-2 or S-3
    Companies........................... Summary; Additional Information
                                         Regarding Stone

D. VOTING AND MANAGEMENT
   INFORMATION

18. Information if Proxies, Consents or
    Authorizations are to be Solicited.. Outside Front Cover Page of Joint
                                         Proxy Statement/Prospectus;
                                         Summary;  Interests of Certain
                                         Persons in the Merger;  Directors
                                         and Management of SSCC After the
                                         Merger;  Stock Purchase Agreement;
                                         Standstill Agreement;  The Merger;
                                         Certain Provisions of the Merger
                                         Agreement;  The Meetings;
                                         Comparison of Stockholder Rights;
                                         Description of SSCC Capital Stock
                                         Following the Merger;  Additional
                                         Information Regarding Stone;
                                         Where You Can Find More
                                         Information

19. Information if Proxies, Consents or
    Authorizations are not to be Solicited
    or in an Exchange Offer............. *

------------
*  Omitted because the Item is inapplicable or the answer thereto is negative.

** Indicates that the Registrant has departed from the Item in certain respects by virtue of the "Plain English" format of the Joint Proxy Statement/Prospectus.




              [Logo]                                       [Logo]

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

The Boards of Directors of Jefferson Smurfit Corporation and Stone Container Corporation have approved a merger agreement and are seeking your vote on this important transaction. The combined company would be named Smurfit-Stone Container Corporation, and would be a leading manufacturer of paperboard and paper-based packaging products.

If the merger is completed, Stone stockholders will receive 0.99 of a share of Jefferson Smurfit common stock for each share of Stone common stock that they own. Jefferson Smurfit stockholders will continue to own their existing shares after the merger. The shares of Jefferson Smurfit common stock to be issued to Stone common stockholders will represent approximately 48% of the outstanding common stock of Jefferson Smurfit after the merger, and the shares of Jefferson Smurfit common stock held by Jefferson Smurfit stockholders prior to the merger will represent approximately 52% of the outstanding common stock of Jefferson Smurfit after the merger.

The merger cannot be completed unless Stone stockholders approve and adopt the merger agreement and the merger and approve the amendments to the Stone restated certificate of incorporation as contemplated by the merger agreement and Jefferson Smurfit stockholders approve the issuance of shares of Jefferson Smurfit common stock in the merger and the amendments to the Jefferson Smurfit certificate of incorporation as contemplated by the merger agreement. We have scheduled special meetings for our stockholders to vote on these proposals. YOUR VOTE IS VERY IMPORTANT.

At the special meetings, Jefferson Smurfit and Stone stockholders will also be asked to approve the adoption of a long-term incentive plan for the combined company. Approval of the Jefferson Smurfit and Stone proposals relating to the merger discussed above are not conditioned on approval of the incentive plan proposals, but approval of the incentive plan proposals is conditioned on approval of the merger related proposals.

Whether or not you plan to attend a meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the proposals submitted at your meeting. If you fail to return the card, the effect will be a vote against the merger related proposal submitted at your meeting, unless you attend your meeting and vote in favor of the proposal. Your failure to return the card, however, will have no effect on the outcome of the vote on the incentive plan proposal submitted at your meeting, assuming a quorum is present.

The dates, times and places of the meetings are as follows:

    For JEFFERSON SMURFIT stockholders:

         November 17, 1998
         10:30 a.m.
         Renaissance Hotel
         9801 Natural Bridge Road
         St. Louis, Missouri 63134

    For STONE stockholders:

         November 17, 1998
         10:30 a.m.
         The Mid-America Club
         200 East Randolph Drive
         Chicago, Illinois 60601

This Joint Proxy Statement/Prospectus provides you with detailed information about the proposed merger. In addition, you may obtain information about our companies from documents that we have filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

Michael W. J. Smurfit                                   Roger W. Stone
Chairman of the Board                                   Chairman of the Board, President and
Jefferson Smurfit Corporation                           Chief Executive Officer
                                                        Stone Container Corporation

Neither the SEC nor any state securities regulators have approved the Jefferson Smurfit common stock to be issued under this Joint Proxy Statement/Prospectus or determined if this Joint Proxy Statement/Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

  Joint Proxy Statement/Prospectus dated October 8, 1998, and first mailed to stockholders on October 9, 1998.




                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
QUESTIONS AND ANSWERS ABOUT THE MERGER.........     1
WHO CAN HELP ANSWER YOUR QUESTIONS.............     3
SUMMARY........................................     6
The Companies..................................     6
Our Reasons for the Merger.....................     6
Our Recommendations to Stockholders............     7
The Merger.....................................     8
RISK FACTORS...................................    14
THE MERGER.....................................    21
General........................................    21
Background of the Merger.......................    21
Reasons for the Merger; Recommendations of the
  Boards of Directors..........................    24
Accounting Treatment...........................    28
Material Federal Income Tax Consequences.......    28
Regulatory Matters.............................    29
Certain Litigation.............................    30
No Appraisal Rights............................    31
Federal Securities Laws Consequences; Stock
  Transfer Restriction Agreements..............    31
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND
  INFORMATION..................................    32
SELECTED FINANCIAL INFORMATION.................    33
Jefferson Smurfit Corporation..................    33
Stone Container Corporation....................    34
HISTORICAL AND PRO FORMA PER SHARE DATA........    35
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
  FINANCIAL DATA...............................    36
ROLE OF FINANCIAL ADVISORS.....................    42
Opinion of Financial Advisor to JSC............    42
Opinion of Financial Advisor to Stone..........    47
VOTING COMMITMENTS FROM CERTAIN STOCKHOLDERS...    54
INTERESTS OF CERTAIN PERSONS IN THE MERGER.....    55
Interests of Stone Officers and Directors......    55
Interests of JSC Officers and Directors........    56
Interests of Certain JSC Stockholders..........    58
DIRECTORS AND MANAGEMENT OF SSCC AFTER THE
  MERGER.......................................    61
Directors......................................    61
Senior Executives..............................    62
CERTAIN PROVISIONS OF THE MERGER AGREEMENT.....    62
General........................................    62
Consideration to be Received in the Merger.....    62
Exchange of Shares.............................    63
SSCC Following the Merger......................    63
Certain Representations and Warranties.........    63
Certain Covenants..............................    64
Conditions to the Consummation of the Merger...    68
Termination....................................    69
Termination Fees Payable by JSC................    71
Termination Fees Payable by Stone..............    71
Expenses.......................................    71
STOCK PURCHASE AGREEMENT.......................    72
STANDSTILL AGREEMENT...........................    73
AMENDMENTS TO THE STONE CERTIFICATE OF
  INCORPORATION................................    75
SSCC INCENTIVE PLAN PROPOSAL...................    76
Shares Authorized Under the Incentive Plan.....    76
Material Features of the Incentive Plan........    76
Eligible Participants..........................    77
Amendments to the Incentive Plan...............    77
Discussion of Certain Federal Income Tax
  Consequences.................................    77
THE MEETINGS...................................    78
Times and Places; Purposes.....................    78
Voting Rights; Votes Required for Approval.....    78
Voting of Proxies..............................    79
COMPARISON OF STOCKHOLDER RIGHTS...............    82
General........................................    82
Comparison of Rights of JSC Stockholders
  Currently and Following the Merger...........    82
Comparison of Rights of Stone Stockholders
  Currently and Following the Merger...........    90
DESCRIPTION OF SSCC CAPITAL STOCK FOLLOWING THE
  MERGER.......................................    93
ADDITIONAL INFORMATION REGARDING STONE.........    95
LEGAL MATTERS..................................   114
EXPERTS........................................   114
FUTURE STOCKHOLDER PROPOSALS...................   115
WHERE YOU CAN FIND MORE INFORMATION............   115
LIST OF DEFINED TERMS..........................   117
STONE CONSOLIDATED FINANCIAL STATEMENTS........   F-1



LIST OF ANNEXES
     Annex A        Agreement and Plan of Merger
     Annex B        Restated Certificate of
                      Incorporation (JSC)
     Annex C        Amended and Restated Bylaws (JSC)
     Annex D-1      Amendments to Stone Restated
                      Certificate of Incorporation
     Annex D-2      Amendments to Stone Restated
                      Certificate of Incorporation
     Annex E        Opinion of Merrill Lynch, Pierce,
                      Fenner & Smith Incorporated
     Annex F        Opinion of Salomon Smith Barney
                      Inc.
     Annex G        Stock Purchase Agreement
     Annex H        Standstill Agreement
     Annex I        SSCC 1998 Long Term Incentive Plan



                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: Why are the two companies proposing the merger? How will I benefit? What are the risks?

A: The combination of our two companies, Jefferson Smurfit Corporation ('JSC') and Stone Container Corporation ('Stone'), will create a premier paperboard and paper-based packaging company. The combined entity will be a focused, integrated producer of corrugated containers, folding cartons, industrial bags, containerboard and recycled paperboard. This increased focus on our core businesses is intended to serve as a catalyst for the divestiture of our non-core businesses and assets, which divestitures in turn would help the combined company reduce its debt. To review in greater detail the reasons for the merger, see pages 24-28.

You should note, however, that achieving these objectives is subject to certain risks as discussed in the section 'Risk Factors' on pages 14-19. These risks include, among others, possible difficulties in integrating two companies that have previously operated independently and in achieving anticipated synergies from the merger, uncertainty regarding the ability of the combined company to refinance its debt on acceptable terms, the highly leveraged capital structure and substantial debt service obligations of the combined company after the merger and uncertainty regarding the ability to divest and obtain anticipated proceeds from the divestiture of certain non-core assets.

Q: What is 'Smurfit-Stone Container Corporation'?

A: Smurfit-Stone Container Corporation ('SSCC') is the name that JSC and Stone have agreed to use for the combined company after the merger. SSCC common stock will be quoted on The Nasdaq National Market under the symbol 'SSCC'.

Q: What do I need to do now?

A: Just indicate on your proxy card how you want to vote, sign it and mail it in the enclosed return envelope as soon as possible, so that your shares may be represented at your stockholders' meeting. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the proposals submitted at your stockholders' meeting.

The JSC meeting and the Stone meeting will each take place on November 17, 1998. You may attend your stockholders' meeting and vote your shares in person, rather than signing and mailing your proxy card. In addition, you may take back your proxy up to and including the day of your stockholders' meeting by following the directions on page 83 and either change your vote or attend your stockholders' meeting and vote in person.

Q: If my shares are held in 'street name' by my broker, will my broker vote my shares for me?

A: Your broker will vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares, following the directions provided by your broker. Your broker will not be able to vote your shares without instructions from you.

Q: Should I send in my stock certificates now?

A: No. After the merger is completed, we will send Stone common stockholders written instructions for exchanging their stock certificates. JSC common stockholders will retain their stock certificates.

Q: What will Stone common stockholders receive for their shares?

A: Stone common stockholders will receive 0.99 of a share of JSC common stock for each of their shares of Stone common stock. This exchange ratio will not change even if the market price of JSC or Stone common shares increases or decreases between now and the date the merger is completed. Accordingly, Stone common stockholders will not be able to determine the value of the shares of JSC common stock they would receive in the merger at the time they vote on the merger proposal submitted to them at their meeting.

JSC will not issue any fractional shares in the merger. Instead, Stone stockholders will receive cash for any fractional shares of JSC common stock owed to them in an amount based on the market value of JSC common stock on the last full trading day prior to the date on which the merger occurs.

Q: Will JSC stockholders receive any shares as a result of the merger?

A: No. JSC stockholders will continue to hold the JSC shares they own at the time of the merger. After the merger, these shares will represent an ownership interest in the combined businesses of JSC and Stone.

Q: Will I receive any dividends?

A: Neither JSC nor Stone currently pays dividends. We do not expect that SSCC will pay common stock dividends in the foreseeable future.

Q: When do you expect the merger to be completed?

A: We are working to complete the merger as soon as possible. We hope to complete the merger shortly after the special meetings, assuming the required stockholder approvals are obtained at such meetings.

Q: What are the tax consequences to Stone and JSC stockholders of the merger?

A: The exchange of shares by Stone common stockholders will be tax-free to Stone common stockholders for federal income tax purposes, except for taxes on cash received for fractional shares. The merger will have no tax consequences for JSC stockholders. To review the material federal income tax consequences to Stone common stockholders in greater detail, see page 28.



                       WHO CAN HELP ANSWER YOUR QUESTIONS
        If you have more questions about the merger you should contact:

                   JEFFERSON SMURFIT CORPORATION STOCKHOLDERS
                         Jefferson Smurfit Corporation
                            Jefferson Smurfit Centre
                              8182 Maryland Avenue
                           St. Louis, Missouri 63105
                    Attention: Office of Investor Relations
                          Phone Number: (314) 746-1223

                    STONE CONTAINER CORPORATION STOCKHOLDERS
                          Stone Container Corporation
                           150 North Michigan Avenue
                            Chicago, Illinois 60601
                    Attention: Office of Investor Relations
                          Phone Number: (312) 580-4663

 If you would like additional copies of this Joint Proxy Statement/Prospectus, or if you have questions about the merger, you should contact:

                             D.F. KING & CO., INC.
                                77 Water Street
                            New York, New York 10005
                          Phone Number: 1-800-290-6431
                            web site: www.dfking.com



     The following diagrams illustrate the proposed transaction in general terms and are not comprehensive. For a more complete description of the proposed transaction, see 'The Merger' on page 20 and 'Certain Provisions of the Merger Agreement' on page 65.

                                   PRE-MERGER


                               [Graphic omitted]




                               [Graphic omitted]



                                     SUMMARY

     This summary highlights selected information from this Joint Proxy Statement/Prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document, including the Annexes, and the documents we have referred you to. See 'Where You Can Find More Information.'

                                  THE COMPANIES

JEFFERSON SMURFIT CORPORATION
Jefferson Smurfit Centre
8182 Maryland Avenue
St. Louis, Missouri 63105
(314) 746-1223

     JSC is a focused, integrated producer of paperboard, paper and packaging products made from recycled paper and renewable forest products, serving leading U.S. companies. JSC's paperboard/packaging products segment, which is responsible for more than 90% of JSC's net sales, is comprised of: (1) containerboard and corrugated shipping containers, (2) recycled boxboard, solid bleached sulfate and folding cartons, (3) uncoated recycled boxboard and industrial packaging, (4) consumer packaging and (5) fiber resources and timber products. JSC is a leading manufacturer in each of these areas. Headquartered in St. Louis, Missouri, JSC operates more than 150 mills and converting facilities in the U.S. and employs nearly 16,000 people.

STONE CONTAINER CORPORATION
150 North Michigan Avenue
Chicago, Illinois 60601
(312) 346-6600

     Stone is a major international pulp and paper company engaged principally in the production and sale of paper, packaging products and market pulp. Stone believes it is the world's largest producer of unbleached container board and kraft paper and the world's largest converter of those products into corrugated containers and paper bags and sacks. Headquartered in Chicago, Illinois, Stone has more than 200 manufacturing facilities and sales offices in North America, Europe, Asia and Central and South America and employs more than 24,000 people.

                           OUR REASONS FOR THE MERGER

     We believe the merger will:

        create one of the world's premier manufacturers of paperboard and paper-based packaging products, with annual sales, based on 1997 results, exceeding $8 billion;

        create a company with an improved cost structure and reduced earnings volatility, with an enhanced ability to perform strongly throughout the industry cycle;

        focus our product strategy by increasing our strength in our core businesses of paperboard and paper-based packaging and serving as a catalyst for the divestiture of our non-core businesses and assets;

        enable us to reduce debt through asset divestitures and enhanced cash flow generation;

        create opportunities for significant operational and financial cost savings through the integration of our operations; and

        enable us to provide our customers with better service and a broader range of products.

     You should note, however, that achieving these objectives is subject to certain risks as discussed in the section 'Risk Factors' on pages 13-20. These risks include, among others, possible difficulties in integrating two companies that have previously operated independently and in achieving anticipated synergies from the merger, uncertainty regarding the ability of the combined company to refinance its debt on acceptable terms, the highly leveraged capital structure and substantial debt service obligations of the combined company after the merger and uncertainty regarding the ability to divest and obtain anticipated proceeds from the divestiture of certain non-core assets.



                      OUR RECOMMENDATIONS TO STOCKHOLDERS

TO THE JSC STOCKHOLDERS:

     The JSC Board believes that the merger is in your best interest and unanimously recommends that you vote FOR the proposal to:

        approve the issuance of shares of JSC common stock pursuant to the merger agreement and the amendment of the JSC certificate of incorporation as contemplated by the merger agreement (the proposed amendments are summarized beginning on page 82 and included in the form of Restated Certificate of Incorporation of JSC attached as Annex B); and

     FOR the proposal to:

        approve the SSCC 1998 Long Term Incentive Plan (certain terms of the plan are summarized beginning on page 76 and the Plan is attached as Annex I).

TO THE STONE STOCKHOLDERS:

     The Stone Board believes that the merger is in your best interest and unanimously recommends that you vote FOR the proposal to:

        approve and adopt the merger agreement and the merger and amend the Stone restated certificate of incorporation as contemplated by the merger agreement (the proposed amendment is summarized beginning on page 75 and attached as Annex D-1); and

     FOR the proposal to:

        approve the SSCC 1998 Long Term Incentive Plan (certain terms of the plan are summarized beginning on page 76 and the Plan is attached as Annex I).

The first JSC proposal described above is referred to in this Summary as the 'JSC merger proposal' and the first Stone proposal described above is referred to in this Summary as the 'Stone merger proposal'. Together, these proposals are referred to in this Summary as the 'merger proposals'.

  RECORD DATE; VOTING POWER (SEE PAGE 78)

     You are entitled to vote at your stockholders' meeting if you owned shares of common stock as of the close of business on September 29, 1998, the Record Date.

     On the Record Date, there were 110,997,612 shares of JSC common stock outstanding. For each share of common stock that they owned on the Record Date, JSC stockholders will have one vote at the JSC meeting for the JSC proposals described above.

     On the Record Date, there were 104,977,686 shares of Stone common stock outstanding. For each share of Stone common stock that they owned on the Record Date, Stone common stockholders will have one vote at the Stone meeting for the Stone proposals described above.

  VOTES REQUIRED

     The favorable vote of two-thirds of the outstanding shares of JSC common stock is required to approve the proposal to issue shares of JSC common stock pursuant to the merger and amend the JSC certificate of incorporation as contemplated by the merger agreement.

     The favorable vote of a majority of the shares of JSC Common Stock present in person or by proxy and entitled to vote at the JSC special meeting is required to approve the SSCC 1998 Long Term Incentive Plan, assuming a quorum is present.

     The favorable vote of two-thirds of the outstanding shares of Stone common stock is required to approve the proposal to approve and adopt the merger agreement and the merger and amend the Stone restated certificate of incorporation as contemplated by the merger agreement.

     The favorable vote of a majority of the votes cast at the Stone special meeting is required to approve the SSCC 1998 Long Term Incentive Plan, assuming a quorum is present.

     APPROVAL OF THE MERGER PROPOSALS IS NOT CONDITIONED ON APPROVAL OF THE 1998 SSCC LONG TERM INCENTIVE PLAN PROPOSALS, BUT APPROVAL OF THE 1998 SSCC LONG TERM INCENTIVE PLAN PROPOSALS IS CONDITIONED ON APPROVAL OF THE MERGER PROPOSALS.

  VOTING COMMITMENTS FROM CERTAIN JSC STOCKHOLDERS (SEE PAGE 54)

     The two largest JSC stockholders, Smurfit International B.V. ('SIBV') and Morgan Stanley Leveraged Equity Fund II, Inc. ('MSLEF'), have entered into separate agreements with Stone under which they have agreed to vote all of the JSC common shares beneficially owned by them in favor of the JSC merger proposal described above.

     On the Record Date, these supporting stockholders beneficially owned sufficient shares of JSC common stock to approve the JSC merger proposal without the vote of any other JSC stockholder.

  VOTING COMMITMENT FROM CHIEF EXECUTIVE OFFICER OF STONE (SEE PAGE 54)

     Roger W. Stone, the Chairman of the Board, President and Chief Executive Officer of Stone, has entered into an agreement with JSC under which he has agreed to vote all of the Stone common shares beneficially owned by him in favor of (and to use reasonable best efforts to persuade members of his family to vote in favor of) the Stone merger proposal described above.

     On the Record Date, Mr. Stone beneficially owned approximately 1.1% of the outstanding Stone common shares. On the Record Date, Mr. Stone and related family members beneficially owned approximately 11.2% of the outstanding Stone common shares.

  SHARE OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

     On the Record Date, directors and executive officers of JSC and their affiliates owned and were entitled to vote approximately 83,865,000 shares of JSC common stock, or approximately 75.6% of the shares of JSC common stock outstanding on the Record Date. On the Record Date, the two largest JSC stockholders, SIBV and MSLEF, beneficially owned approximately 75.2% of the outstanding shares of JSC Common Stock, or 99.5% of the outstanding shares of JSC Common Stock owned by directors and executive officers of JSC and their affiliates.

     On the Record Date, directors and executive officers of Stone and their affiliates owned and were entitled to vote 7,519,619 shares of Stone common stock, or approximately 7.2% of the shares of Stone common stock outstanding on the Record Date.

                                  THE MERGER

     The merger agreement is attached as Annex A to this Joint Proxy Statement/Prospectus. We encourage you to read the merger agreement as it is the legal document that governs the merger.

  WHAT STONE COMMON STOCKHOLDERS WILL RECEIVE

     As a result of the merger, Stone common stockholders will receive, for each share of Stone common stock that they own, 0.99 of a share of JSC common stock. JSC will not issue any fractional shares in the merger. Instead, Stone common stockholders will receive cash for any fractional share of JSC common stock owed to them in an amount based on the market value of JSC common stock on the last full trading day prior to the date on which the merger occurs.

     Stone common stockholders should not send in their stock certificates for exchange until instructed to do so after the merger is completed.

  STONE SERIES E PREFERRED STOCK

     Holders of Stone's Series E preferred stock will continue to hold their existing shares which will remain outstanding obligations of Stone after the merger. As a result of the merger, the Stone Series E preferred stock will be convertible pursuant to its terms into the number of shares of JSC common stock that its holder would have received in the merger had such holder converted such shares immediately prior to the merger. If the Stone merger proposal is approved and the merger is consummated, the terms of the Stone Series E preferred stock will be amended as set forth in Annexes D-1 and D-2, respectively.

  WHAT CURRENT JSC STOCKHOLDERS WILL HOLD AFTER THE MERGER

     JSC stockholders will continue to own their existing shares after the merger. JSC stockholders should not send in their stock certificates in connection with the merger.

  OWNERSHIP OF JSC AFTER THE MERGER

     Based upon the number of shares of JSC and Stone common stock outstanding on the Record Date and not taking into account stock options or convertible debt or equity securities of Stone, JSC will issue approximately 104 million JSC common shares to Stone common stockholders in the merger. The shares of JSC common stock that JSC will issue to Stone common stockholders in the merger will represent approximately 48% of the outstanding JSC common stock after the merger.

  INTERESTS OF CERTAIN PERSONS IN THE MERGER (SEE PAGE 55)

     Our stockholders should note that a number of directors and executive officers and certain JSC stockholders may have interests in the merger that are different from, or in addition to, the interests of stockholders generally.

  DIRECTORS AND MANAGEMENT OF JSC AFTER THE MERGER (SEE PAGE 61)

     If we complete the merger, the SSCC Board will initially consist of:

        Michael W. J. Smurfit (Chairman of the Board and Chief Executive Officer of Jefferson Smurfit Group plc ('JSG') and Chairman of the Board of JSC)

        Roger W. Stone (Chairman of the Board, President and Chief Executive Officer of Stone)

        Ray M. Curran (Finance Director of JSG)

        Dermot F. Smurfit (Joint Deputy Chairman of JSG)

        Richard W. Graham (President and Chief Executive Officer of JSC)

        James J. O'Connor (former Chairman and Chief Executive Officer of Unicom Corporation)

        Thomas A. Reynolds, III (Partner of Winston & Strawn)

        Matthew S. Kaplan (Senior Vice President of Stone North American Operations)

        Dionisio Garza (Chairman of the Board and Chief Executive Officer of Alfa, S.A. de C.V.)

        Richard A. Giesen (Chairman of the Board and Chief Executive Officer of Continental Glass & Plastic, Inc.)

        Jerry K. Pearlman (retired Chairman of the Board and Chief Executive Officer of Zenith Electronics Corporation)

        Alan E. Goldberg (Vice Chairman of MSLEF)

     If we complete the merger, the following persons will be executive officers of SSCC:
        Dr. Smurfit will chair the Board of Directors.

        Mr. Stone will serve as President and Chief Executive Officer.

        Mr. Curran will serve as Executive Vice President-Deputy Chief Executive Officer.

        Patrick J. Moore will serve as Vice President and Chief Financial
        Officer.

     The JSC bylaws will be amended at the effective time of the merger to provide that the JSC Board will include the Chairman, the Chief Executive Officer and the Executive Vice President-Deputy Chief Executive Officer and to reflect that the JSC Board will also include 4 SIBV designees, 4 Stone designees and one MSLEF designee. The JSC bylaw provisions relating to this Board composition generally will survive until the earlier of the date on which Mr. Stone ceases to be Chief Executive Officer or upon his 66th birthday in the year 2001. Please also refer to pages 84 through 97 for more information concerning these governance arrangements.

  CONDITIONS TO THE MERGER (SEE PAGE 68)

     We will complete the merger only if certain conditions are satisfied or (in some cases) waived, including the following:

        the merger proposals having been approved by the common stockholders of JSC and Stone;

        there being no law or court order that prohibits the merger;

        the stock purchase described below under 'Stock Purchase Agreement' being consummated simultaneously with the merger; and

        receipt of an opinion of Stone's counsel that the merger will be tax-free to Stone and its common stockholders.

     Certain of the conditions to the merger, but not the first two conditions listed above, may be waived by the company entitled to assert the condition. The third condition listed above may only be waived by JSC and Stone with the consent of JSG and MSLEF.


  TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 69)

     The Board of Directors of both our companies can jointly agree to terminate the merger agreement at any time without completing the merger. Either company can terminate the merger agreement if:

        the merger is not completed by December 31, 1998;

        the stockholders of either company fail to give the required stockholder approval of such company's merger proposal;

        a law or court order permanently prohibits the merger;

        the other party breaches any of the representations or warranties it made or fails to comply with any of its obligations under the merger agreement, resulting in its inability to satisfy a condition to the completion of the merger by December 31, 1998;

        a third party or group acquires ownership of a majority of the other party's common shares;

        the other party's Board does not recommend or modifies in a manner materially adverse to the company seeking to terminate the merger agreement its recommendation of its merger proposal to its stockholders;

        the other party materially and knowingly breaches the covenant restricting its ability to negotiate with a third party concerning an alternative transaction; or

        either company's Board recommends a takeover proposal made by a third party after determining that such proposal is superior to the merger; provided that such company's Board cannot terminate the merger agreement under such circumstance until 45 days after execution of the merger agreement, but not later than the date that is the later of (x) 120 days after execution of the merger agreement and (y) the date on which such company's stockholder approval is received; provided, further, that the company seeking to accept the superior proposal must give the other company five business days to match the third party's offer before it can terminate the merger agreement.

  TERMINATION FEES AND EXPENSES (SEE PAGE 71)

     Stone must pay JSC a termination fee of $50 million in cash if the merger agreement is terminated because a third party or group has acquired a majority of the outstanding Stone common shares, the Stone Board has not recommended or has modified in a manner materially adverse to JSC its recommendation of the Stone merger proposal, Stone has materially and knowingly breached the covenant restricting its ability to negotiate with a third party concerning an alternative transaction or the Stone Board has recommended a superior proposal.

     Stone must also pay JSC a termination fee of $50 million in cash if its stockholders reject the Stone merger proposal after a third party has made a takeover proposal to Stone, except that if Stone did not exercise any of its rights to share information or negotiate with the third party, such fee will not be payable unless within nine months of the termination of the merger agreement Stone consummates a takeover transaction or a third party becomes the beneficial owner of a majority of Stone's common stock.

     JSC must pay Stone a termination fee of $50 million in cash if the merger agreement is terminated because a third party or group has acquired a majority of the outstanding JSC common shares, the JSC Board has not recommended or has modified in a manner materially adverse to Stone its recommendation of the JSC merger proposal, JSC has materially and knowingly breached the covenant restricting its ability to negotiate with a third party concerning an alternative transaction or the JSC Board has recommended a superior proposal.

     JSC must also pay Stone a termination fee of $50 million in cash if its stockholders reject the JSC merger proposal after a third party has made a takeover proposal to JSC, except that if JSC did not exercise any of its rights to share information or negotiate with the third party, such fee will not be payable unless within nine months of the termination of the merger agreement JSC consummates a takeover transaction or a third party becomes the beneficial owner of a majority of JSC's common stock.

  AMENDMENTS TO THE JSC CERTIFICATE OF INCORPORATION AND BYLAWS (SEE PAGE 82)

     The merger agreement provides that, in connection with the merger, JSC will amend and restate its certificate of incorporation to, among other things:

        increase its authorized capital stock;

        provide that its entire Board will be elected annually;

        permit holders of 25% of its voting stock to call special meetings;

        provide for the delivery of shares of SSCC common stock upon the conversion of Stone's Series E preferred stock; and

        require that any amendment by stockholders to the bylaw provisions described immediately below will require the approval of the holders of 75% of its outstanding voting stock; and

amend and restate its bylaws to, among other things:

        implement certain governance arrangements relating to Board composition, Board and other committees, management and certain other related matters.

     JSC's proposed form of Restated Certificate of Incorporation is attached as Annex B and its proposed form of Amended and Restated Bylaws is attached as Annex C.

     Please also refer to pages 82 through 94 for more information concerning these amendments.

     The JSC Board has the power to adopt the proposed bylaws (assuming the JSC merger proposal is approved by the JSC stockholders).

  AMENDMENTS TO THE STONE RESTATED CERTIFICATE OF INCORPORATION (SEE PAGE 75)

     The merger agreement provides that, prior to the merger, Stone will amend its restated certificate of incorporation to provide holders of its Series E preferred stock with voting rights with respect to Stone (which will survive the merger as a subsidiary of JSC). A copy of such amendment is attached as Annex D-1. This amendment, which is designed to ensure the tax-free treatment of the merger to the Stone stockholders, requires the approval of Stone common stockholders and is part of Stone's merger proposal. Unless each of the conditions to the merger is satisfied or waived, this amendment will not be effected. The merger agreement also provides that Stone's restated certificate of incorporation, which will be the certificate of incorporation of the surviving corporation in the merger, will be further amended to provide that each share of Series E preferred stock will be convertible into the number of shares of JSC common stock that its holder would have received in the merger had such holder converted such share of Series E preferred stock immediately prior to the closing of the merger. A copy of this amendment is attached as Annex D-2. This amendment is to be effected as a term of the merger and will be approved if Stone common stockholders approve and adopt the merger agreement and the merger.

  STOCK PURCHASE AGREEMENT (SEE PAGE 72)

     It is a condition to the closing of the merger that SIBV purchase from MSLEF and certain other JSC stockholders 20,000,000 shares of JSC common stock. The stock purchase is subject to several conditions (in addition to the closing of the merger), including, without limitation, the absence of any law or court order prohibiting the closing of the stock purchase. JSG, SIBV's parent, has guaranteed SIBV's obligation to pay for the JSC common shares at the closing.

  REGULATORY APPROVALS (SEE PAGE 29)

     All material regulatory approvals required to permit consummation of the merger have already been obtained from the applicable U.S. and foreign regulatory authorities. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired on July 2, 1998.

  STANDSTILL AGREEMENT (SEE PAGE 73)

     As a result of the merger and stock purchase described above, SIBV and MSLEF will beneficially own approximately 33% and approximately 7%, respectively, of the outstanding shares of SSCC common stock. As a condition and inducement to Stone's willingness to enter into the merger agreement, SIBV, JSG and MSLEF have entered into a standstill agreement with JSC under which JSG and SIBV have agreed not to directly or indirectly acquire more than 40% of SSCC's outstanding common shares, subject to certain exceptions, and MSLEF has agreed not to acquire any additional SSCC common shares, in each case until the fifth anniversary of the closing of the merger.

     The standstill agreement also prohibits JSG, for specified periods of time, from directly or indirectly soliciting proxies to vote SSCC securities, seeking to place a representative on the SSCC Board (except as otherwise contemplated by the merger agreement and the amended bylaws) or to remove any member of the SSCC Board, making any statement or proposal (except in certain circumstances) with regard to an acquisition or business combination involving SSCC or taking other specified actions designed to influence the SSCC Board or control SSCC.

     The standstill restrictions are suspended if SSCC enters into a written agreement concerning an acquisition proposal or if a third party commences a tender or exchange offer that would result in such third party owning more than 30% of SSCC's voting securities and are terminated if an acquisition proposal is consummated or if a third party becomes the beneficial owner of more than 15% of SSCC's voting securities, subject to certain exceptions.

  OPINIONS OF FINANCIAL ADVISORS (SEE PAGE 42)

     In deciding to approve the merger, our Boards considered opinions from our respective financial advisors as to the fairness of the exchange ratio from a financial point of view. JSC received an opinion from Merrill Lynch, Pierce, Fenner & Smith Incorporated and Stone received an opinion from Salomon Smith Barney Inc. These opinions are attached as Annexes E and F to this Joint Proxy Statement/Prospectus. We encourage you to read and consider these opinions.

  MATERIAL FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 28)

     We have structured the merger so that neither JSC, Stone, common stockholders of Stone or JSC nor Series E preferred stockholders of Stone will recognize any gain or loss for federal income tax purposes as a result of the merger (except for taxes payable on cash received by Stone common stockholders for fractional shares).
     As a result of the merger, however, holders of Stone Series E preferred stock, which pursuant to the terms of the merger agreement and as required by the Stone restated certificate of incorporation will become convertible into shares of JSC common stock upon consummation of the merger, will recognize gain or loss upon conversion of their shares of Stone Series E preferred stock into shares of JSC common stock following consummation of the Merger. Presently, holders of Stone Series E preferred stock recognize gain or loss only upon the sale of the shares of Stone common stock received by them upon conversion of their shares of Stone Series E preferred stock.

     It is a condition to closing that Stone receive an opinion of counsel that the merger will be tax-free to Stone and its common stockholders. Stone does not currently intend to waive this condition. In the event that Stone waives this condition because the merger is likely to be a taxable transaction, Stone would recirculate this Joint Proxy Statement/Prospectus to disclose the waiver of this condition and all related material disclosures, including the risks to Stone's common stockholders resulting from the waiver, and would resolicit proxies from Stone's common stockholders.

     TAX MATTERS ARE VERY COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU ARE URGED TO CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

  ACCOUNTING TREATMENT (SEE PAGE 28)

     The merger will be accounted for by JSC as a purchase of a business. Under this method of accounting, the assets and liabilities of Stone will be recorded at their fair value, and any excess of JSC's purchase price over such fair value will be recorded as goodwill. The revenues and expenses of Stone will be included in JSC's financial statements from the date of consummation of the merger.

  NO APPRAISAL RIGHTS (SEE PAGE 31)

     Both of our companies are organized under Delaware law. Under Delaware law, JSC and Stone stockholders have no right to an appraisal of the value of their shares in connection with the merger.


  LISTING OR QUOTATION OF JSC COMMON STOCK

     It is a condition to the closing of the merger that the shares of JSC common stock to be issued to Stone common stockholders in the merger be approved for listing on the New York Stock Exchange or approved for quotation on The Nasdaq National Market. JSC expects that such shares will be quoted on The Nasdaq National Market.

  COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION (SEE PAGE 32)

     JSC common stock is quoted on The Nasdaq National Market, and Stone common stock is listed on the New York Stock Exchange. On May 8, 1998, the last full trading day prior to the public announcement of the proposed merger, JSC common stock closed at $20.50 and Stone common stock closed at $18.00. On October 6, 1998, the most recent practicable date prior to the filing of this Joint Proxy Statement/Prospectus, JSC common stock closed at $8.63 and Stone common stock closed at $11.63.

  FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE (SEE PAGE 20)

     This document contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, about JSC, Stone and the combined company. Although we believe that, in making any such statements, our expectations are based on reasonable assumptions, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. When used in this document, the words 'anticipates,' 'believes,' 'expects,' 'intends,' and similar expressions as they relate to JSC, Stone or the combined company or our respective managements are intended to identify such forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those in forward-looking statements, certain of which are beyond the control of JSC, Stone or the combined company, include: the impact of general economic conditions in the U.S. and Canada and in other countries in which we currently do business (including Asia, Europe and Latin and South America); industry conditions, including competition and product and raw material prices; fluctuations in exchange rates and currency values; capital expenditures requirements; legislative or regulatory requirements, particularly concerning environmental matters; interest rates; access to capital markets; the timing of and value received in connection with asset divestitures; and obtaining required approvals, if any, of debtholders. The actual results, performance or achievement by JSC, Stone or the combined company could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations and financial condition of JSC, Stone or the combined company.



                                  RISK FACTORS

     Stockholders of Stone should consider the following matters in considering whether to vote in favor of the proposal to (x) approve and adopt the Agreement and Plan of Merger dated as of May 10, 1998, as amended (the 'Merger Agreement'), among JSC, Stone, and JSC Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of JSC ('Sub'), a copy of which is attached hereto as Annex A, pursuant to which Sub will be merged with and into Stone (the 'Merger'), with Stone surviving the Merger as a subsidiary of JSC, and the Merger and (y) amend the Stone restated certificate of incorporation as contemplated by the Merger Agreement. Stockholders of JSC should consider the following matters in considering whether to vote in favor of the proposal to issue shares of common stock, par value $0.01 per share, of JSC (the 'JSC Common Stock') in the Merger and amend the JSC restated certificate of incorporation as contemplated by the Merger Agreement. These matters should be considered in conjunction with the other information included or incorporated by reference in this Joint Proxy Statement/Prospectus. JSC Common Stock following the Merger is sometimes referred to herein as 'SSCC Common Stock.'

FIXED MERGER CONSIDERATION DESPITE POTENTIAL CHANGES IN STOCK PRICES

     Each share of common stock, par value $0.01 per share, of Stone (the 'Stone Common Stock') (other than shares owned by JSC or any of its wholly owned subsidiaries or held in the treasury of Stone), together with each preferred stock purchase right associated therewith, will be converted at such time (the 'Effective Time') as a certificate of merger (the 'Certificate of Merger') is duly filed with the Delaware Secretary of State (or such subsequent time as is specified in the Certificate of Merger) into 0.99 of a share (the 'Exchange Ratio') of JSC Common Stock (with cash being paid in lieu of any fractional shares of JSC Common Stock that would otherwise be issuable). The Exchange Ratio is a fixed number and will not be adjusted in the event of any increases or decreases in the price of either JSC Common Stock or Stone Common Stock. Accordingly, holders of Stone Common Stock will not be able to determine the value of the JSC Common Stock they would receive in the Merger at the time they vote on the Merger and holders of JSC Common Stock will not be able to determine the value of the JSC Common Stock to be issued to the holders of Stone Common Stock. In addition, neither party will have the right to terminate the Merger Agreement or elect not to consummate the Merger as a result of changes in the market prices of either company's common stock. The prices of JSC Common Stock and Stone Common Stock at the Effective Time may vary from their respective prices at the date of this Joint Proxy Statement/Prospectus and at the date of the JSC Special Meeting of Stockholders and the Stone Special Meeting of Stockholders, each to be held on November 17, 1998 (the 'JSC Meeting' and the 'Stone Meeting,' respectively, and, together, the 'Meetings'). Such variations may be the result of changes in the business, operations or prospects of JSC or Stone, market assessments of the likelihood that the Merger will be consummated, the timing thereof and the prospects of the Merger and post-Merger operations, regulatory considerations, general market and economic conditions and other factors. Because the Effective Time may occur at a date later than the date on which the Meetings occur, there can be no assurance that the prices of JSC Common Stock and Stone Common Stock on the date of the Meetings will be indicative of their respective prices at the Effective Time. JSC and Stone stockholders are urged to obtain current market quotations for JSC Common Stock and Stone Common Stock. See 'Certain Provisions of the Merger -- Agreement Consideration to be Received in the Merger.'

RISKS RELATING TO INTEGRATION OF OPERATIONS; REALIZATION OF SYNERGIES

     The Merger involves the integration of two companies that have previously operated independently. Stone and JSC expect to realize significant cost savings and other synergies from the Merger, but there can be no assurance regarding when or the extent to which these will be achieved or the costs associated therewith. There are numerous systems that must be integrated, including management information, purchasing, accounting and finance, sales, billing, payroll and regulatory compliance. Stone has maintained separate systems at the entities it has acquired in recent years, which will make integration more difficult. JSC and Stone do not expect to have completed their systems integration before the end of 1999. In addition, customer retention may be more difficult after the Merger.

Difficulties associated with integrating JSC and Stone could have a material adverse effect on SSCC and the value of its common stock.

RISKS RELATING TO REALIZATION OF PROCEEDS FROM PROPOSED DIVESTITURES; ABILITY TO REDUCE DEBT

     JSC and Stone have announced a divestiture program to narrow SSCC's product focus through divestiture of certain non-core businesses and assets. The net proceeds of the divestiture program will be used to reduce indebtedness. The assets to be sold are in cyclical industries, and an industry downturn would reduce the value of those assets. An inability to sell the assets or to sell the assets at the anticipated prices would mean that SSCC would be more highly leveraged than is currently expected, and would not reduce its interest expense to the levels it currently anticipates. An inability to sell the assets would also mean that SSCC would continue to own and operate non-core businesses and assets.

SUBSTANTIAL LEVERAGE

     Each of JSC and Stone currently has a highly leveraged capital structure. As of June 30, 1998, JSC and Stone had approximately $2.1 billion and $4.5 billion of outstanding indebtedness, respectively, and JSC intends to incur additional indebtedness in connection with the Merger as described in ' -- Ability to Service Debt; Liquidity' below. The level of SSCC's indebtedness could have important consequences for SSCC and its stockholders, including the following: (i) SSCC may be required to seek additional sources of capital, including additional borrowings under the existing credit agreements of JSC and Stone, other private or public debt or equity financings to service or refinance its indebtedness, none of which may be available on favorable terms, (ii) a substantial portion of SSCC's cash flow from operations will be necessary to meet the payment of principal and interest on its indebtedness and other obligations and will not be available for use in SSCC's business, (iii) SSCC's level of indebtedness could make it more vulnerable to economic downturns, and reduce its operational and business flexibility in responding to changing business and economic conditions and (iv) SSCC will be more highly leveraged than some of its competitors, which may place it at a competitive disadvantage. In addition, borrowings under JSC's and Stone's credit agreements will be at variable rates of interest, which will expose SSCC to the risk of increased interest rates.

ABILITY TO SERVICE DEBT; LIQUIDITY

     Stone's income (loss) before interest expense and income taxes was insufficient to cover interest expense for the six months ended June 30, 1998 and for the year ended December 31, 1997 by $296.8 million and $618.5 million, respectively, and it is expected to continue to be insufficient through at least the remainder of 1998. As of September 30, 1998, JSC and Stone, respectively, have scheduled principal payments for existing indebtedness (exclusive of non-recourse debt of affiliates of Stone) of approximately $2 million and $247 million in the fourth quarter of 1998, approximately $36 million and $747 million in 1999, approximately $62 million and $472 million in 2000, and approximately $2 billion and $3.1 billion thereafter.

     In connection with the Merger and pursuant to an executed commitment letter, JSC intends to amend its existing credit agreement to borrow $550 million (the 'Amended JSC Credit Agreement'), $300 million of which will be provided to Stone. There can be no assurance that the Amended JSC Credit Agreement, which is subject to the execution of definitive documentation and the satisfaction of other conditions including the absence of any material adverse change at JSC or Stone and their respective subsidiaries and the absence of any material adverse change or condition in the loan or other financial markets that would have a material adverse effect on the syndication of the Amended JSC Credit Agreement, will become effective, that the terms thereof will be satisfactory to JSC or that all of the conditions to borrowing thereunder will be met. If the Amended JSC Credit Agreement does not become effective, there can be no assurance as to the extent to which any alternative financings would be available, and the terms of any such alternatives. It is expected that the funds from the Amended JSC Credit Agreement, proceeds of any divestitures and funds generated from operations will satisfy Stone's short term liquidity needs, including scheduled payments of principal and interest and anticipated capital expenditure and working capital requirements. Stone does not expect such sources of funds to be sufficient to satisfy its long term liquidity needs and will need to obtain additional debt or equity financing. There can be no assurance as to the availability or terms of any such financing.

     The ability of SSCC and its subsidiaries to meet their obligations and to comply with the financial covenants contained in their respective debt instruments will be largely dependent upon the future performance of SSCC and its subsidiaries, which will be subject to financial, business and other factors affecting them. Many of these factors will be beyond SSCC's control, such as the state of the economy, the financial markets, demand for and selling prices of its products, costs of its raw materials and legislation and other factors relating to the containerboard industry generally or to specific competitors.

     In the event that net proceeds from borrowings or other financing sources (including the borrowings anticipated under the Amended JSC Credit Agreement described above) and from any divestitures and operating cash flows do not provide sufficient liquidity for SSCC and its subsidiaries (including Stone) to meet their operating and debt service requirements, SSCC will be required to pursue other alternatives to repay indebtedness and improve liquidity, including sales of other assets, cost reductions, deferral of certain discretionary capital expenditures and seeking amendments or waivers to their debt instruments. No assurance can be given that such measures could be successfully completed or would generate the liquidity required by SSCC and its subsidiaries (including Stone) to operate its business and service its obligations. If JSC or Stone is not able to generate sufficient cash flow or otherwise obtain funds necessary to make required debt payments, or if JSC or Stone fails to comply with the various covenants in their respective debt instruments, it would be in default under the terms thereof, which would permit the debtholders thereunder to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness of JSC and Stone, as the case may be.

     Stone and JSC will need to obtain amendments and waivers under their respective credit agreements in order to waive change-of-control events of default currently contained in such credit agreements that would occur upon the consummation of the Merger and which would permit the acceleration of the indebtedness of Stone and JSC, respectively. Both Stone and JSC are currently seeking such amendments and waivers from their respective bank lenders and believe that such amendments and waivers will be available prior to the Merger, although no assurances can be given that such amendments and waivers will be available or that they will be available on terms acceptable to Stone and JSC. Furthermore, Stone intends to obtain amendments under its credit agreement in order to extend the maturity of the revolving portion of its credit agreement (the aggregate commitment amount of $560 million) beyond its currently scheduled maturity of May 1999 and the scheduled repayment of a portion of its term loan facility (the aggregate amount of $190 million) beyond its currently scheduled repayment date of October 1999. The availability of borrowings under the Amended JSC Credit Agreement described above may be conditioned upon Stone obtaining some or all of such amendments. Stone is actively seeking such amendments but no assurances can be given whether such amendments would be available or as to the terms of such amendments. If such amendments are not obtained, the relevant portion of Stone's indebtedness will be payable as currently scheduled and, in such event, Stone will not have sufficient funds to satisfy its short-term liquidity needs and will need to obtain additional debt or equity financing. There can be no assurance as to the availability or terms of any such financings.

     The Merger will constitute a 'Change of Control' under Stone's $1.85 billion outstanding senior notes and $639 million outstanding subordinated notes. As a result thereof, Stone will be required to offer to repurchase the subordinated notes at a price equal to 101% of the principal amount thereof (together with accrued but unpaid interest thereon), subject to the condition precedent that Stone has first either repaid its outstanding bank debt or obtained the consent of its bank lenders to make such repurchase. In the case of the senior notes, Stone will be required to make a similar offer to repurchase the senior notes at a price equal to 101% of the principal amount thereof (together with accrued but unpaid interest thereon) unless such a repurchase would constitute an event of default under Stone's outstanding bank debt and Stone has neither repaid its bank debt nor obtained the consent of its bank lenders to such repurchase. A repurchase of the senior notes or of the subordinated notes will be prohibited by the terms of Stone's bank debt. Although the terms of the senior notes refer to an obligation to repay the bank debt or obtain the consent of the bank lenders to such repurchase, the terms do not specify a deadline, if any, following the Merger for repayment of bank debt or obtaining such consent. Stone intends to actively seek commercially acceptable sources of financing to repay such bank debt or alternative financing arrangements which would cause the bank lenders to consent to the repurchase of the senior or the subordinated notes. There can be no assurance that Stone will be successful in obtaining such financing or consents or as to the terms of any such financing or consents. If Stone is unsuccessful in repaying its bank debt or obtaining the requisite consents from the lenders thereunder, the holders of its notes may assert that the failure to do so after some period of time constitutes a default thereunder. Certain of the notes have recently been trading at a price below 101% of the principal amount thereof, and there can be no assurance that such notes will not continue to trade at a price below 101% of the principal amount thereof at the consummation of the Merger.

INDUSTRY CONDITIONS; CYCLICALITY

     JSC's and Stone's operating results reflect the general cyclical pattern of the industry. The vast majority of JSC's and Stone's products are commodities, resulting in extreme price competition. The industry in which JSC and Stone compete has had substantial over-capacity for several years. The industry is capital intensive, which leads to high fixed costs and generally results in continued production as long as prices are sufficient to cover marginal costs. This has caused substantial price competition and volatility and caused Stone to generate net losses for most of this decade. In the event of a recession, demand and prices are likely to drop substantially.

     The sales and profitability of JSC and Stone have historically been more sensitive to price changes than changes in volume. Future decreases in price for JSC's and Stone's products would adversely affect their operating results. These factors, coupled with SSCC's highly leveraged financial position, may adversely impact SSCC's ability to respond to competition and to other market conditions or to otherwise take advantage of business opportunities.

RESTRICTIVE COVENANTS; LIMITED ABILITY TO INCUR INDEBTEDNESS

     JSC's and Stone's ability to incur additional indebtedness, and in certain cases, refinance outstanding indebtedness, is significantly limited or restricted under the agreements relating to JSC's and Stone's existing indebtedness, in particular their debt indentures and credit agreements. The indentures and agreements contain covenants that restrict, among other things, their ability to incur indebtedness, pay dividends, repurchase or redeem capital stock, engage in transactions with stockholders and affiliates, issue capital stock, create liens, sell assets, engage in mergers and consolidations and make investments in unrestricted subsidiaries. In addition, JSC and Stone will be limited in their ability to move capital freely within SSCC and its subsidiaries. The limitations contained in such agreements, together with the highly leveraged capital structure of SSCC and its subsidiaries, could limit the ability of SSCC and its subsidiaries to effect future debt or equity financings and may otherwise restrict their corporate activities, including their ability to avoid defaults, to provide for capital expenditures, to take advantage of business opportunities or to respond to advantageous market conditions.

     At September 30, 1998, Stone had borrowing availability under its revolving credit facilities of approximately $117 million. Except for 1995, Stone has recorded net losses annually since 1992. Stone has recorded net losses of $225.7 million, $417.7 million, $126.2 million, $204.6 million, $358.7 million and $269.4 million for the first half of 1998, and for the years 1997, 1996, 1994, 1993 and 1992, respectively. Unless Stone achieves significant price increases and sustains such levels in the future, Stone will continue to incur net losses and a deficit in net cash provided by operating activities. Without additional cash generated by operations or funds from SSCC, Stone may exhaust all or substantially all of its cash resources and borrowing availability under its revolving credit facilities. On March 26, June 5 and July 31, 1998, Stone sought and obtained amendments to certain indebtedness ratio and interest coverage ratio requirements under its credit agreement, which Stone anticipated it might not have been able to comply with. Stone may need to obtain similar amendments or waivers in the future. There can be no assurance, however, that such amendments will be obtained and in the future such lenders will, if requested, grant such relief for failure to comply with the ratios or other covenants in Stone's credit agreement.

     In addition, Stone was unable to maintain the minimum subordinated capital base required under its indentures governing its approximately $1.85 billion of outstanding senior notes. Accordingly, in April 1998 Stone offered to repurchase 10% of each series of the senior notes with the consent of the lenders under its credit agreement. If, in the future, Stone continues to be unable to maintain the minimum subordinated capital base required, and the lenders do not permit such offer to repurchase to be made, the interest rate on its senior notes would increase by 50 basis points per quarter up to a maximum of 200 basis points until the minimum subordinated capital base is again attained. Beginning on the first interest payment date after July 1, 1998, the interest rates on each series of Stone's approximately $594 million aggregate outstanding senior subordinated notes has increased by 50 basis points due to Stone's inability to maintain a certain net worth as required under the applicable indentures. The interest rates will continue to increase by 50 basis points on each succeeding interest payment date up to a maximum of 200 basis points until Stone is able to obtain the required net worth.

INFLUENCE OF SIGNIFICANT STOCKHOLDER

     Upon consummation of the Merger, Smurfit International B.V. ('SIBV') will, by reason of its direct and indirect ownership of shares of SSCC Common Stock, have a significant effect on the outcome of the vote on all matters submitted to a vote of holders of SSCC Common Stock. The presence of SIBV as a significant stockholder may deter a potential acquirer from making a tender offer or otherwise attempting to obtain control of SSCC, even if such events might be favorable to SSCC or its stockholders.

EFFECT OF ASIAN ECONOMIC WEAKNESS

     Recently, several countries in Asia have experienced a severe economic crisis, which includes a significant devaluation of their currencies and general financial difficulties. This crisis is affecting and will continue to negatively affect the demand for, and prices of, JSC's and Stone's products. In particular, Asian demand for paper and pulp products has declined as a result of weak economic conditions and financial market turmoil, leading to downward pricing pressures and a reduction of consumption in the region. In addition, producers for the Asian markets have redirected their production to other markets, thereby creating a downward pressure on prices elsewhere.

     Weak market conditions in Asia may continue to have an adverse effect on the level of worldwide demand for JSC's and Stone's products as producers for the Asian markets may continue to redirect their tonnage to other regions. Significant future weakness in Asian markets could further erode world-wide pricing for JSC's and Stone's products, thereby adversely affecting their (and, after the Merger, SSCC's) results of operations. In addition, Asian producers may use their depreciated currencies to increase exports. Any significant destabilization of one or more major Asian trading currencies could further erode prices for commodity-grade products such as those produced by JSC and Stone.

COMPETITION

     The paperboard and packaging products industries are highly competitive, and no single company is dominant. JSC's and Stone's competitors include large, vertically integrated paperboard and packaging products companies and numerous smaller companies. Because these products are globally traded commodities, the industries in which JSC and Stone compete are particularly sensitive to price fluctuations as well as other factors including innovation, price, design, quality and service, with varying emphasis on these factors depending on the product line. To the extent that one or more of JSC's and Stone's competitors become more successful with respect to any key competitive factor, JSC's and Stone's businesses could be materially, adversely affected. The market for newsprint, folding cartons and market pulp are also highly competitive. Many of JSC's and Stone's competitors are less leveraged and have financial and other resources greater than those of JSC and Stone and are able to better withstand the adverse nature of the business cycle.

     No assurance can be given that SSCC will be able to maintain all or a substantial majority of the sales volume to JSC's and Stone's customers, due in part to the tendency of certain customers to diversify their suppliers.

RAW MATERIALS

     Wood fiber and recycled fiber, the principal raw materials used in the manufacture of JSC's and Stones products, are purchased in highly competitive, price sensitive markets. These raw materials have historically exhibited price and demand cyclicality. In addition, the supply and price of wood fiber in particular is dependent upon a variety of factors over which JSC and Stone has no control, including environmental and conservation regulations, natural disasters, such as forest fires and hurricanes, and weather. A decrease in the supply of wood fiber has caused, and will likely continue to cause, higher wood fiber costs in some of the regions in which JSC and Stone procure wood. In addition, the increase in demand of products manufactured, in whole or in part, from recycled fiber has from time to time caused a tightness in supply of recycled fiber and at those times a significant increase in the cost of such fiber used in the manufacture of recycled containerboard and related products. Such costs are likely to continue to fluctuate based upon demand/supply characteristics. While JSC and Stone have not experienced any significant difficulty in obtaining wood fiber and recycled fiber in economic proximity to its mills, there can be no assurance that this will continue to be the case for any or all of their mills.

ENVIRONMENTAL MATTERS

     Federal, state, foreign and local environmental requirements, particularly relating to air and water quality, are a significant factor in JSC's and Stone's businesses. JSC and Stone in the past have had, and SSCC in the future may face, environmental liability for the costs of remediating soil or groundwater that is or was contaminated by JSC or Stone or by a third party at various sites which are now or were previously owned or operated by JSC or Stone. There may also be similar liability at sites with respect to which either JSC or Stone has received notice that it may be a potentially responsible party ('PRP') and which are the subject of cleanup activity under the Comprehensive Environmental Response, Compensation and Liability Act ('CERCLA'), analogous state laws and other laws concerning hazardous substance contamination. JSC and Stone have incurred in the past, and may incur in the future, civil and criminal fines and penalties relating to environmental matters and costs relating to the damage of natural resources, lost property values and toxic tort claims. JSC and Stone have in the past made significant expenditures to comply with environmental regulations and expect to make significant expenditures in the future. JSC and Stone have taken reserves based on current information to address environmental liabilities; however, additional significant expenditures could be required due to changes in law or the discovery of new information, and those expenditures could have a material adverse effect on SSCC's financial condition. In addition, JSC and Stone are each required to make significant environmental capital expenditures on an annual basis, and those expenditures are expected to increase significantly in the next several years. The United States Environmental Protection Agency ('EPA') has finalized parts of a comprehensive rule governing the pulp, paper and paperboard industry (the 'Cluster Rule'). In order to comply with those parts of the Cluster Rule that have been finalized, JSC estimates that it may require the incurrence of approximately $140 million in capital expenditures over the next three to five years and Stone estimates capital expenditures of approximately $180 million during the period 1998 through 2005 to meet the Cluster Rule requirements. The ultimate cost of complying with the parts of the regulations that have been finalized, or with regulations that have not yet been finalized, cannot be predicted with certainty, however, until further engineering studies are completed, and non-final regulations are finalized. There can be no assurance that the foregoing costs and liabilities, either individually or in the aggregate, will not have a material adverse effect on SSCC's financial condition in the future.

FOREIGN CURRENCY/EXCHANGE RATE FLUCTUATION RISKS

     Neither JSC nor Stone currently engages in, nor does SSCC currently anticipate engaging in, hedging or other transactions intended to manage foreign currency exchange risks. In the past, Stone has reported foreign exchange transaction losses. See 'Management Discussion and Analysis of Financial Condition and Results of Operations.' JSC has no material foreign operations, but does have export sales that are denominated principally in U.S. dollars. Stone has significant foreign operations and had export sales of approximately $548 million in 1997, denominated principally in U.S. dollars. For Stone, prior to the Merger, and, SSCC, after the Merger, the functional currency for the majority of its foreign operations is the applicable local currency, other than for foreign operations in highly inflationary economies where the functional currency is the U.S. dollar. These factors substantially mitigate any potential foreign currency exchange risk. Nonetheless, Stone's, and SSCC's after the Merger, stockholders' equity is directly affected by exchange rates by (i) translations into U.S. dollars for financial reporting purposes of the assets and liabilities of its foreign operations conducted in local currencies and
(ii) gains or losses from foreign operations conducted in U.S. dollars. In addition, Stone consolidates (under equity accounting) its proportionate share of the foreign currency transaction gains or losses of Abitibi-Consolidated
Inc. ('Abitibi'), a Canadian corporation which does have substantial sales in U.S. dollars and significant exposure under foreign exchange forward contracts hedging Abitibi's future U.S. dollar revenues. In addition, Stone and JSC compete with foreign producers, particularly in Northern Europe. Any revaluation of the U.S. dollar relative to Northern European currencies or the European common currency would cause Stone's and JSC's products to be less cost competitive.

YEAR 2000

     The Year 2000 issue is the result of computer programs using two digits rather than four to define the applicable year. Any of JSC's and Stone's computer programs that use two digits rather than four digits to specify the year will be unable to interpret dates beyond the year 1999. This problem could result in a system failure or miscalculations causing disruptions of operations. The three major areas that could be critically affected are financial and information system applications, manufacturing operations and third-party relationships with vendors and with customers. Each of JSC and Stone has developed plans to address this exposure. Financial and operational systems and manufacturing equipment have been assessed, detailed plans have been and continue to be developed and conversion efforts have commenced. Although no assurance can be given, JSC and Stone believe that their internal systems are Year 2000 compliant or will be upgraded or replaced in connection with previously planned changes to information systems prior to the need to comply with Year 2000 requirements. JSC and Stone are also communicating with critical suppliers to ascertain whether they are addressing potential Year 2000 issues. The failure of suppliers (including raw material suppliers, freight and transportation companies and utilities) or customers to achieve Year 2000 compliance could materially and adversely affect JSC's and Stone's results of operations before the Merger, and SSCC's results of operations after the Merger.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     The information herein contains certain forward-looking statements within the meaning of Section 21E of the Exchange Act about JSC, Stone, their subsidiaries and affiliates and SSCC. Although JSC believes that, in making any such statements, its expectations are based on reasonable assumptions, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. When used in this Joint Proxy Statement/Prospectus, the words 'anticipates,' 'believes,' 'expects,' 'intends,' and similar expressions as they relate to JSC, Stone, their subsidiaries, affiliates or SSCC or their respective managements are intended to identify such forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those in forward-looking statements, certain of which are beyond the control of JSC, Stone or their subsidiaries, affiliates or SSCC, include: the impact of general economic conditions in the U.S. and Canada and in other countries in which JSC, Stone, their subsidiaries, affiliates or SSCC currently do business (including Asia, Europe and Latin and South America); industry conditions, including competition and product and raw material prices; fluctuations in exchange rates and currency values; capital expenditures requirements; legislative or regulatory requirements, particularly concerning environmental matters; interest rates; access to capital markets; the timing of and value received in connection with asset divestitures; and obtaining required approvals of debtholders. The actual results, performance or achievement by JSC, Stone, their subsidiaries, affiliates or SSCC could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations and financial condition of JSC, Stone, their subsidiaries, affiliates or SSCC.


                                   THE MERGER

GENERAL

     We are furnishing this Joint Proxy Statement/Prospectus to stockholders of JSC and Stone in connection with the solicitation of proxies by the respective Boards of Directors of JSC and Stone for use at their respective Meetings and at any adjournments and postponements thereof. At the JSC Meeting, holders of JSC Common Stock will be asked to vote upon the proposal (the 'JSC Proposal') to approve the issuance of shares of JSC Common Stock to Stone common stockholders in the Merger and the amendment of the JSC certificate of incorporation as contemplated by the Merger Agreement. At the Stone Meeting, holders of Stone Common Stock will be asked to vote upon the proposal (the 'Stone Proposal') to approve and adopt the Merger Agreement and the Merger and the amendments of the Stone restated certificate of incorporation as contemplated by the Merger Agreement. The JSC and Stone common stockholders are also being asked separately to approve (the 'SSCC Incentive Plan Proposal') the SSCC 1998 Long Term Incentive Plan (the 'Incentive Plan'). The reasons for adopting the Incentive Plan are (i) to have sufficient authorized shares for future operation of an equity based incentive plan by SSCC and (ii) to enable compensation payable or arising under the Plan to be fully tax-deductible by SSCC under Section 162(m) of the Internal Revenue Code of 1986, as amended (the 'Code'). Copies of the Merger Agreement and the form of the JSC Restated Certificate of Incorporation, which includes the proposed amendments (the 'SSCC Charter'), are attached as Annex A and B, respectively, and the forms of proposed amendments to the Stone Restated Certificate of Incorporation to be effected (i) prior to the Merger is attached as Annex D-1 and (ii) in the Merger is attached as Annex D-2. The Merger Agreement also provides for the JSC bylaws to be amended at the time of the Merger in the form attached hereto as Annex C (the 'SSCC Bylaws').

BACKGROUND OF THE MERGER

     In June 1997, Ray M. Curran, Finance Director of Jefferson Smurfit Group plc ('JSG'), and Roger W. Stone, Chairman of the Board, President and Chief Executive Officer of Stone, met in Chicago at the suggestion of Mr. Curran and, after reviewing the complementary nature of JSC's and Stone's businesses, had a brief preliminary discussion regarding the possibility of a merger between JSC and Stone.

     In July 1997, in anticipation of the meetings referred to in the next paragraph, JSC, as well as JSG and MSLEF as affiliates of JSC, on the one hand, and Stone, on the other hand, entered into confidentiality agreements containing customary terms (including standstill provisions).

     During July 1997, Patrick J. Moore, Vice President and Chief Financial Officer of JSC, Alan E. Goldberg, on behalf of MSLEF, and Mr. Curran met with Mr. Stone and Randolph C. Read, Stone's Chief Financial Officer, to explore at greater length a possible transaction between JSC and Stone. During these preliminary discussions, the above-mentioned representatives considered a possible merger transaction involving JSC and Stone, as well as certain alternative transactions, including a joint venture which would combine the companies' unbleached paper businesses (containerboard, corrugated containers and kraft paper) accompanied by spinoffs and/or sales of their newsprint and market pulp businesses and possibly boxboard and folding cartons and a combination of JSC and Stone followed by the issuance of several classes of letter stock that would track the performance of certain of the combined company's various businesses. The representatives also discussed the possibility of an additional equity investment by JSG in any new company to provide the company with future financial flexibility and to meet JSG's objective of maintaining a significant equity ownership interest in any such new company. In the course of considering alternatives to a full merger involving the two companies, representatives of JSC indicated that for various business reasons, including unfavorable tax effects and potential complexities in the managerial and financing structure that would be introduced, they believed none of the alternatives was viable and informed representatives of Stone of their preference for a merger. This series of meetings concluded without the parties reaching any agreement on the terms or the structure of a possible transaction.

     On July 23, 1997, at a regular JSC Board meeting, the JSC directors discussed the possibility of a transaction between JSC and Stone, and Michael W.J. Smurfit, Chairman of JSC, reported on his meeting with Mr. Stone that had occurred on July 21, 1997 and on the discussions to date with Stone. The JSC Board agreed that Dr. Smurfit would contact Mr. Stone and confirm to him JSC's belief that none of the alternatives to a merger of the companies was viable but that JSC remained prepared to explore the possibility of a merger.

     From September through December 1997, there were contacts between Dr. Smurfit, Mr. Moore, Mr. Curran, Mr. Goldberg, Mr. Stone, Mr. Read, and the respective financial advisors of JSC, JSG, Stone and MSLEF designed to determine whether there was a mutually acceptable merger structure. During this period, the above-mentioned representatives and advisors discussed a variety of structural and economic terms which were not reflected in the transaction ultimately negotiated, including certain Board composition and governance provisions, a possible equity investment by JSG and possible exchange ratios higher than 0.99 to 1.00. JSC and its affiliates and Stone were unable to reach agreement on the terms or structure of this transaction (including any proposed exchange ratios) during this period, and discussions between the parties were discontinued near the end of December 1997. Also, during this period of contacts, Stone announced on October 27, 1997 its intention to sell or monetize certain non-core assets, primarily its 25.2% equity ownership interest in Abitibi-Consolidated Inc. (a Canadian manufacturer of publication papers) and its market pulp operations and to use the net proceeds from such divestitures to repay indebtedness.

     In March 1998, JSG's financial advisor, on behalf of JSC and JSG, contacted Stone to determine if Stone had any interest in renewing discussions regarding a possible business combination of JSC and Stone. Mr. Curran and Mr. Stone met on April 9, 1998 in Chicago to determine whether there was any such basis for recommencing discussions. At this meeting they reviewed their respective views of the benefits and risks of a business combination of JSC and Stone. Mr. Curran proposed a stock-for-stock merger involving JSC and Stone with a fixed exchange ratio that would give Stone stockholders less than one share of JSC Common Stock for each share of Stone Common Stock that they owned. He stated that any final determination of an exchange ratio would require a due diligence review by both companies. He also indicated that JSG would propose to purchase a portion of the shares of JSC Common Stock held by MSLEF and certain other investors in connection with any merger. Mr. Stone agreed that further discussion and evaluation of a business combination would be desirable but informed Mr. Curran of his belief that an appropriate exchange ratio would be close to one share of Stone Common Stock for one share of JSC Common Stock.

     During the next two weeks, Mr. Curran and Mr. Stone had various further telephone conversations regarding the possible terms of a business combination and advisors of both companies and their affiliates continued to analyze a possible combination. At this time, Mr. Curran and Mr. Stone discussed certain significant terms and conditions of such a combination, including, among others, the appropriate exchange ratio, the structure of the merger transaction, and certain governance matters. Also, from April 20 through 23, 1998, JSG and MSLEF discussed and agreed on the principal terms of a sale by MSLEF and certain related parties of approximately one-half of their shares of JSC Common Stock to JSG.

     On April 23, 1998, Mr. Curran and Mr. Moore met with Mr. Stone and presented their views on the appropriate resolution of certain significant business terms of a business combination, including the structure of the merger, governance matters, arrangements to secure the vote of certain JSC and Stone stockholders and post-transaction registration rights. In the course of these discussions, Mr. Curran and Mr. Stone agreed that each could recommend an exchange ratio of 0.99 of a share of JSC Common Stock for each share of Stone Common Stock, subject to resolution of various other key issues and a satisfactory due diligence review. On April 26, 1998, Dr. Smurfit and Mr. Curran met with Mr. Stone in Ireland at which time they reviewed the principal terms of a possible merger between JSC and Stone and the overall business rationales of such a combination. They agreed at this time that the senior management teams and financial advisors of JSC, JSG, MSLEF and Stone would continue their work analyzing the proposed combination and attempting to work out the further terms and conditions of such a transaction.

     On April 27, 1998, JSC's legal advisors sent a draft merger agreement and certain related documents to Stone's legal advisors.

     On April 28, 1998, Stone and JSC publicly announced that the two companies were engaged in discussions regarding a possible transaction. Since that date, neither Stone nor its financial advisors have received any indications of interest regarding an alternative business combination.

     During the weeks of April 27 and May 4, senior JSC and Stone management members and their financial, legal and accounting advisors undertook reciprocal due diligence investigations and in that connection exchanged and discussed certain business, personnel, legal and financial information relating to JSC and Stone, which was reviewed by the respective functional areas of each organization, and made visits to various facilities of the companies. Beginning on April 29, 1998, members of management of both companies, together with their respective financial advisors, officers of the general partner of MSLEF, Mr. Curran and JSG's and MSLEF's respective financial advisors, held numerous discussions to review and negotiate the proposed terms and conditions of a merger agreement, and various other legal and financial issues, including, among other things, the SSCC governance arrangements, the terms of a 'standstill' agreement among JSG, MSLEF and JSC, the terms and conditions of JSG's purchase of shares of JSC Common Stock from MSLEF and certain other investors and certain other matters relating to the merger with respect to JSG and MSLEF.

     On May 3, 1998, the Stone Board met to consider the proposed business combination. The Stone Board reviewed with its legal and financial advisors the status of discussions, the business rationale for, and the possible financial implications of, the proposed business combination, certain principal provisions of the draft merger agreement and related agreements and various financial, legal, accounting and other issues relating to the proposed business combination, including the financial advisor's preliminary analyses regarding the proposed Exchange Ratio.

     On May 4 through May 6, 1998, Dr. Smurfit, Mr. Moore, Mr. Stone, Mr. Matthew S. Kaplan, Senior Vice President of Stone, Mr. Curran and Mr. Goldberg and the respective financial advisors of JSC, Stone, JSG and MSLEF continued to discuss unresolved issues with respect to the transaction.

     On May 7, 1998, the JSC Board met to review the proposed business combination. In connection with this review, JSC's financial advisor, Merrill Lynch, made a presentation to the JSC Board concerning the businesses of Stone and the strategic rationale for, and the possible financial implications of, the merger. Outside counsel reviewed certain legal matters including the principal provisions of the draft merger agreement and other agreements. In the course of its presentation, JSC's financial advisor delivered its preliminary analyses regarding the proposed Exchange Ratio.

     On May 8, 1998, Dr. Smurfit and Mr. Stone met again, accompanied by Mr. Curran, Mr. Raymond G. Duffy, a retired senior executive of JSC and now a consultant to JSC, and Mr. Kaplan. At this meeting there was a further review of key issues relating to the merger, including the business strategies of the post-transaction company.

     On May 10, 1998, the Stone Board met again to consider further the proposed business combination. The Stone Board reviewed with its legal and financial advisors the principal final terms of the Merger Agreement and related agreements and various financial, legal, accounting and other issues relating to the proposed business combination. As part of such review, Salomon Smith Barney orally delivered its opinion to the Stone Board (subsequently confirmed in writing) to the effect that, as of such date, and based upon and subject to certain qualifications and assumptions, the Exchange Ratio was fair, from a financial point of view, to the holders of the Stone Common Stock. The Stone Board then unanimously approved the Merger Agreement and the Merger.

     Also on May 10, 1998, the JSC Board met again. The JSC Board received an update from its outside legal advisors on the terms and conditions of the proposed Merger as well as various related matters such as the Standstill Agreement (as defined below), the Stock Purchase Agreement (as defined below) and the actions required by the JSC Board to approve these matters. At this time Merrill Lynch orally delivered its opinion (subsequently confirmed in writing) to the JSC Board that, as of such date and based upon and subject to certain qualifications and assumptions, the Exchange Ratio was fair from a financial point of view to JSC. The JSC Proposal was then unanimously approved by the JSC directors who are not affiliated (as defined by the rules of the New York Stock Exchange) with any major JSC stockholder and who are not JSC employees and unanimously approved by the entire JSC board.

     Shortly after the conclusion of the May 10 Board meetings, the Merger Agreement and related documents were signed and a press release announcing the Merger was issued.

     On August 14, 1998, Stone disclosed in its Quarterly Report on Form 10-Q that, in connection with a proposed settlement of a class action filed against Stone, the individual directors of Stone and JSC, Stone and JSC agreed, subject to approval by their respective boards of directors, to amend the Merger Agreement to reduce the termination fee payable to Stone or JSC, respectively, upon termination of the Merger in certain circumstances from $60 million to $50 million.

     On October 2, 1998, the Merger Agreement was subsequently amended to reflect the terms of the proposed settlement and to effect certain technical amendments to the Merger Agreement.

REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

     JSC and Stone believe that the Merger will:

      Create one of the world's premier manufacturers of paperboard and paper-based packaging products.

      Smurfit-Stone Container Corporation will be among the world's largest producers of corrugated containers, folding cartons, industrial bags, recycled paperboard and paper recycling and containerboard. Based on 1997 data, the combined company will have approximately $8 billion in annual sales and be one of the largest companies in the industry.

      Serve as a catalyst to focus the product strategy of JSC and Stone.

      The principal products of Smurfit-Stone Container Corporation after the divestiture of certain non-core assets will be corrugated containers, folding cartons and industrial bags, supported by a large integrated mill system and supported with virgin and recycled fiber resources. This narrower product focus will allow Smurfit-Stone Container Corporation to meet more effectively the needs of any paperboard and paper-based packaging customer, large or small, throughout the country.

      Enable the companies to reduce debt through divestitures of non-core businesses and assets.

      At December 31, 1997, historical debt for the combined companies was approximately $6.4 billion. SSCC will set as a major priority the divestiture of non-core businesses and assets, and a special divestiture committee charged with development and implementation of a divestiture program will be established. It is currently expected that these divestitures will provide in excess of $2.0 billion in gross proceeds.

      Enable the companies to provide their customers with better service and a broader range of paperboard and paper-based packaging products.

      The Merger will create an outstanding coast-to-coast manufacturing and marketing system that will allow JSC and Stone, as a combined entity, to service the needs of their customers better.

      Create opportunities for significant synergies and cost reductions through the integration of the two companies' operations.

      JSC and Stone have identified significant annual operational and financial cost savings, before any planned asset divestitures, in excess of those which could be achieved by operating the two companies independently. JSC and Stone expect the combined company to be able to reduce expenses and increase efficiencies by optimizing the manufacturing system, eliminating redundant overhead costs, and utilizing increased purchasing volume. The combination provides the opportunity to achieve substantial savings through reduction of working capital as well as reduced interest expense in connection with anticipated divestitures and refinancings. See 'Risk Factors.'

JSC

     The JSC Board made its determination after careful consideration of, and based on, a number of factors including those described below, which are the material factors considered by the JSC Board:

          (i) all the reasons described above under 'Reasons for the Merger';

          (ii) the oral opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated ('Merrill Lynch') to the JSC Board, subsequently confirmed in writing, that, as of the date thereof, the Exchange Ratio was fair to JSC from a financial point of view (see 'Role of Financial Advisors -- Opinion of Financial Advisor to JSC');

          (iii) information concerning the business, assets, capital structure, financial performance and condition and prospects of JSC and Stone;

          (iv) current and historical market prices and trading information with respect to each company's common stock;

          (v) the anticipated consolidation and increasing worldwide competition in the paperboard and paper packaging industry;

          (vi) the composition and strength of the senior management of the combined company and the proximity and familiarity of the companies and their similar corporate cultures;

          (vii) the fact that SIBV would be a significant stockholder of SSCC immediately after the consummation of the Merger, with certain preemptive rights that would enable it to maintain its ownership level in the case of certain subsequent issuances of common stock by SSCC, but that certain acquisitions of additional shares of SSCC's common stock by JSG, SIBV and their respective subsidiaries would be limited under the Standstill Agreement;

          (viii) the fact that pursuant to the Stock Purchase Agreement, MSLEF and certain other JSC stockholders would sell a significant portion of their holdings to SIBV upon consummation of the Merger and that such sale would be at a price that, at the time of the JSC Board's approval of the Merger Agreement, represented a premium to the market price of JSC Common Stock;

          (ix) the existence of various interests that certain directors and executive officers of JSC and Stone have with respect to the Merger in addition to their interests as stockholders of JSC and Stone generally (see 'Interests of Certain Persons in the Merger');

          (x) the composition of the SSCC Board immediately following the Merger and the other governance arrangements for SSCC contemplated by the Merger Agreement;

          (xi) the challenges of combining the businesses of two major corporations of this size and the attendant risk of not achieving the expected cost savings or synergies or improvement in earnings and of diverting management focus and resources from other strategic opportunities and from operational matters for an extended period of time;

          (xii) the enhancement of the strategic and market position of the combined entity beyond that achievable by JSC alone;

          (xiii) the risk that the merger would not be consummated;

          (xiv) the effect of the public announcement of the Merger on customer and supplier relationships, operating results and the ability to retain employees;

          (xv) the likelihood of obtaining required regulatory approvals, the possibility that regulatory authorities may impose conditions to the grant of such approvals and the extent of the commitment of the parties to take actions to obtain required regulatory approvals;

          (xvi) the strategic fit between JSC and Stone, the complementary nature of their respective businesses, the opportunity for significant cost savings and synergies and the possibility that JSC on its own might not be able to achieve the level of cost savings, operating efficiencies and synergies that may be available as a result of the Merger;

          (xvii) the terms and structure of the transaction and the terms and conditions of the Merger Agreement, including the Exchange Ratio, the size of the termination fees and the circumstances in which they are payable and the ability of both companies to negotiate with third parties that make takeover proposals and to accept superior proposals;

          (xviii) the ability to consummate the Merger as a reorganization under the Code; and

          (xix) the accounting treatment for the Merger.

     In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the JSC Board did not find it practicable to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. The JSC Board relied on the experience and expertise of Merrill Lynch, its financial advisor, for quantitative analysis of the financial terms of the Merger. See 'Role of Financial Advisors -- Opinion of Financial Advisor to JSC.' In addition, the JSC Board did not undertake to make any specific determination as to whether any particular factor was favorable or unfavorable to the JSC Board's ultimate determination or assign any particular weight to any factor, but rather conducted an overall analysis of the factors described above, including through discussions with and questioning of JSC's management and legal, financial and accounting advisors. In considering the factors described above, individual members of the JSC Board may have given different weight to different factors. The JSC Board considered all these factors as a whole, and overall considered the factors to be favorable to and to support its determination.

     Recommendation of the JSC Board

     THE JSC BOARD BELIEVES THAT THE TERMS OF THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF JSC AND ITS STOCKHOLDERS AND RECOMMENDS TO ITS STOCKHOLDERS THAT THEY VOTE 'FOR' THE PROPOSAL TO ISSUE SHARES OF JSC COMMON STOCK IN THE MERGER AND AMEND THE JSC CERTIFICATE OF INCORPORATION AS CONTEMPLATED BY THE MERGER AGREEMENT. THE JSC BOARD HAS UNANIMOUSLY APPROVED SUCH PROPOSAL BY VOTE OF THE JSC DIRECTORS WHO ARE NOT AFFILIATED WITH ANY MAJOR JSC STOCKHOLDER AND WHO ARE NOT JSC EMPLOYEES AND BY VOTE OF THE ENTIRE BOARD.

STONE

     The Stone Board made its determination after careful consideration of, and based on, a number of factors including those described below, which are the material factors considered by the Stone Board:

          (i) all the reasons described above under 'Reasons for the Merger';

          (ii) information relating to the business, assets, liabilities, management, financial condition, highly leveraged capital structure, competitive position and prospects of Stone if it were to continue as an independent company;

          (iii) the financial condition, cash flows, results of operations and prospects of Stone and JSC as separate entities and on a combined basis;

          (iv) the anticipated consolidation and increasing worldwide competition in the paperboard and paper packaging industry, and the need to anticipate and best position Stone in light of its existing capital structure, restrictions on its financial and operating flexibility and industry trends;

          (v) the strategic fit between Stone and JSC and the complementary nature of their respective businesses;

          (vi) the enhancement of the strategic and market position of the combined entity beyond that achievable by Stone alone;

          (vii) the potential efficiencies, cost savings and other synergies that could be realized as a result of the combination of Stone's and JSC's operations, as well as the many management challenges associated with successfully integrating the business of two major corporations;

          (viii) the composition and strength of the senior management of the combined company and the proximity and familiarity of the companies and their similar corporate cultures;

          (ix) the oral opinion of Salomon Smith Barney (as defined below) to the Stone Board, subsequently confirmed in writing, that, as of the date thereof, the Exchange Ratio was fair to the holders of Stone Common Stock from a financial point of view (see 'Role of Financial Advisors -- Opinion of Financial Advisor to Stone');

          (x) the historical market prices and trading information with respect to the shares of Stone Common Stock and JSC Common Stock;

          (xi) the fact that the number of shares of JSC Common Stock to be issued in the Merger to the Stone common stockholders for each of their shares of Stone Common Stock is fixed and will not fluctuate with changes in the price per share of JSC Common Stock;

          (xii) the fact that, after giving effect to the shares of JSC Common Stock to be issued in the Merger, the common stockholders of Stone immediately prior to the Merger would hold approximately 48% of the total shares of JSC Common Stock that will be outstanding and the JSC stockholders would hold the remaining 52%;

          (xiii) the fact that SIBV would be a significant stockholder of SSCC immediately after the consummation of the Merger and the Stock Purchase Agreement, with certain preemptive rights that would enable it to maintain its ownership level in the case of certain subsequent issuances of SSCC Common Stock, but that certain acquisitions of additional shares of SSCC's common stock by JSG, SIBV and their respective subsidiaries (in addition to MSLEF) would be limited under the Standstill Agreement;

          (xiv) the fact that pursuant to the Stock Purchase Agreement MSLEF and certain other JSC stockholders would sell a significant portion of their holdings to SIBV upon consummation of the Merger and that such sale would be at a price that, at the time of the Stone Board's approval of the Merger Agreement, represented a premium to the market price of JSC Common Stock;

          (xv) the fact that neither Stone nor its financial advisors received any indications of interest regarding a possible business combination during the period from April 28, 1998 (the date on which Stone and JSC publicly announced that the two companies were engaged in discussions regarding a possible transaction) through May 10, 1998 (the date that the Stone Board approved the Merger Agreement);

          (xvi) the course of the negotiations regarding the terms of the Merger Agreement;

          (xvii) the terms and conditions of the Merger Agreement, including the fact that each company may provide information to interested third parties if its board of directors determines in good faith after consultation with legal counsel that its fiduciary obligations require it to do so and that, subject to certain limitations, each company may terminate the Merger Agreement if its board of directors has determined to recommend to its stockholders a Takeover Proposal (as defined below) and to enter into a binding written agreement concerning such Takeover Proposal after determining in good faith (taking into account the advice of independent financial advisors) that such Takeover Proposal is more favorable to the company and its stockholders than the Merger (and any revised proposal made by the other party to the Merger Agreement) and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the board of directors (i.e., that such Takeover Proposal constitutes a Superior Proposal (as defined below)) (See ' -- Background of the Merger');

          (xviii) the existence of various interests that certain directors and executive officers of JSC and Stone have with respect to the Merger in addition to their interests as stockholders of JSC and Stone generally (see 'Interests of Certain Persons in the Merger');

          (xix) the composition of the SSCC Board immediately following the Merger and the other governance arrangements for SSCC contemplated by the Merger Agreement;

          (xx) the tax effects of the Merger on Stone stockholders; and

          (xxi) the fact that the Merger would be accounted for as a purchase rather than as a pooling of interests.

     In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Stone Board did not find it practicable to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. The Stone Board relied on the experience and expertise of Salomon Smith Barney, its financial advisor, for quantitative analysis of the financial terms of the Merger. See 'Role of Financial Advisors -- Opinion of Financial Advisor to Stone.' In addition, the Stone Board did not undertake to make any specific determination as to whether any particular factor was favorable or unfavorable to the Stone Board's ultimate determination or assign any particular weight to any factor, but rather conducted an overall analysis of the factors described above, including through discussions with and questioning of Stone's management and legal, financial and accounting advisors. In considering the factors described above, individual members of the Stone Board may have given different weight to different factors. The Stone Board considered all these factors as a whole, and overall considered the factors to be favorable to and to support its determination.

     Recommendation of the Stone Board

     THE STONE BOARD BELIEVES THAT THE TERMS OF THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE HOLDERS OF STONE COMMON STOCK AND RECOMMENDS TO ITS STOCKHOLDERS THAT THEY VOTE 'FOR' THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER AND AMEND THE STONE RESTATED CERTIFICATE OF INCORPORATION AS CONTEMPLATED BY THE MERGER AGREEMENT.

ACCOUNTING TREATMENT

     This merger will be accounted for by JSC as a purchase of a business. Under this method of accounting, the assets and liabilities of Stone will be recorded at their fair value, and any excess of JSC's purchase price over such fair value will be accounted for as goodwill. The revenues and expenses of Stone will be included in JSC's consolidated financial statements from the date of consummation of the Merger.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     Tax Opinion. Sidley & Austin, counsel to Stone, has rendered an opinion to Stone, a copy of which has been filed as an exhibit to the Registration Statement, that (i) the Merger will constitute a 'reorganization' within the meaning of Section 368(a) of the Code and JSC, Sub and Stone will each be a party to such reorganization within the meaning of Section 368(b) of the Code;
(ii) no gain or loss will be recognized by JSC, Sub or Stone as a result of the Merger; (iii) no gain or loss will be recognized by the common stockholders of Stone upon the exchange of their Stone Common Stock solely for shares of JSC Common Stock pursuant to the Merger, except with respect to cash, if any, received in lieu of fractional shares of JSC Common Stock; (iv) the aggregate tax basis of the shares of JSC Common Stock received solely in exchange for Stone Common Stock pursuant to the Merger (including fractional shares of JSC Common Stock for which cash is received) will be the same as the aggregate tax basis of the Stone Common Stock exchanged therefor; (v) the holding period for shares of JSC Common Stock received in exchange for Stone Common Stock pursuant to the Merger will include the holding period of such Stone Common Stock exchanged therefor, provided such Stone Common Stock was held as a capital asset by the common stockholder at the Effective Time; (vi) a common stockholder of Stone who receives cash in lieu of a fractional share of JSC Common Stock will recognize gain or loss equal to the difference, if any, between such stockholder's tax basis in such fractional share (as described in (iv) above) and the amount of cash received; (vii) no gain or loss will be recognized by the holders of Stone Series E Preferred Stock as a result of the Merger or the Stone Charter Amendment (as defined below); and (viii) a holder of Series E Cumulative Convertible Exchangeable Preferred Stock, par value $0.01 per share, of Stone (the 'Stone Series E Preferred Stock') will recognize gain or loss upon conversion of such Stone Series E Preferred Stock into JSC Common Stock in an amount equal to the difference, if any, between a holder's tax basis for such Stone Series E Preferred Stock and the value of the JSC Common Stock received in exchange therefor. In rendering this opinion, Sidley & Austin has relied upon representations contained in certificates from Stone and JSC delivered for purposes of the opinion and has assumed that such representations will be true as of the Effective Time. The opinion also assumes that the Merger will be consummated in accordance with the provisions of the Merger Agreement. It is a condition to Stone's obligation to consummate the Merger that a substantially similar opinion of Sidley & Austin be rendered at the Effective Time. Stone does not currently intend to waive this condition. If Stone does decide to waive this condition, however, Stone will recirculate this Joint Proxy Statement/Prospectus to disclose the waiver of this condition and all related material disclosures, including the risks to Stone common stockholders resulting from the waiver, and will resolicit proxies from the Stone common stockholders.

     The foregoing discussion is a summary of the opinion of Sidley & Austin as to the material United States federal income tax consequences of the Merger to a United States stockholder who holds Stone Common Stock as a capital asset but does not purport to be a complete analysis or description of all potential tax effects of the Merger. In addition, the discussion does not address all of the tax consequences that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code (for example, insurance companies, financial institutions, dealers in securities, tax-exempt organizations, foreign corporations, foreign partnerships or other foreign entities and individuals who are not citizens or residents of the United States).

     No information is provided herein with respect to the tax consequences, if any, of the Merger under applicable foreign, state, local and other tax laws. The foregoing discussion is based upon the provisions of the Code, applicable Treasury regulations thereunder, Internal Revenue Service rulings and judicial decisions, as in effect as of the date of this Joint Proxy Statement/Prospectus. There can be no assurance that future legislative, administrative or judicial changes or interpretations will not affect the accuracy of the statements or conclusions set forth herein. Any such change could apply retroactively and could affect the accuracy of such discussion. No rulings have or will be sought from the Internal Revenue Service concerning the tax consequences of the Merger.

     Each stockholder of Stone is urged to consult such stockholder's own tax advisor as to the specific tax consequences to such stockholder of the Merger under U.S. federal, state, local or any other applicable tax laws.

REGULATORY MATTERS

     All material regulatory approvals required to permit consummation of the Merger have already been obtained from the applicable U.S. and foreign regulatory authorities, including the antitrust authorities in the United States and Canada and for the European Union.

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the 'HSR Act'), JSC and Stone were prohibited from consummating the Merger until notifications were given to the Federal Trade Commission (the 'FTC') and the Antitrust Division of the United States Department of Justice (the 'Antitrust Division'), certain information was furnished to the FTC and the Antitrust Division and specified waiting period requirements were satisfied or terminated. In early June 1998, JSG, MSLEF and Stone each filed in connection with the Merger a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division. The applicable waiting period under the HSR Act relating to the Merger expired at midnight on July 2, 1998.

     Notwithstanding the expiration of the waiting period under the HSR Act relating to the Merger, at any time before or after the completion of the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger or seeking the divestiture of substantial assets of JSC or Stone. Private parties and the state attorneys general may also bring actions under the U.S. antitrust laws under certain circumstances. Although JSC and Stone believe that the Merger is legal under the U.S. antitrust laws, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or if such a challenge is made, that it would not be successful.

     Under Council Regulation No. 4064/89 of the European Community (the 'EC Merger Regulation') and accompanying regulations, JSC and Stone were prohibited from consummating the Merger until a decision was made by the European Commission ('EC') not to oppose the Merger and declaring it compatible with the common market and with the European Economic Area Agreement. On June 5, 1998, JSG filed a notification under the EC Merger Regulation, and the EC granted approval on July 8, 1998.

     Under Part IX of the Competition Act (Canada), subject to the expedited process described in the next paragraph, JSC and Stone were prohibited from consummating the Merger until notification was given to the Director of Investigation and Research (the 'Competition Act Director'), certain information was furnished to the Competition Act Director and the applicable waiting period expired or terminated.

     On June 12, 1998, JSC applied to the Competition Act Director for a certificate under Section 102 of the Competition Act (Canada) (an 'Advance Ruling Certificate') permitting consummation of the Merger. On July 24, 1998, the Competition Act Director issued an Advance Ruling Certificate in respect of the Merger. The effect of the Advance Ruling Certificate is that (a) the merger is exempt from the notification and waiting period provisions of the Competition Act (Canada) described in the immediately preceding paragraph and (b) the Competition Act Director may not apply to the Competition Tribunal under the merger provisions for an order in respect of the proposed transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the Advance Ruling Certificate was issued, provided the transaction is substantially completed within one year after the Advance Ruling Certificate was issued.

     JSC and Stone conduct operations in a number of other foreign countries where regulatory filings, notifications or approvals with applicable commissions and other authorities may be required in connection with consummation of the Merger.

CERTAIN LITIGATION

     In May 1998, four putative class action complaints were filed against the individual directors of Stone, Stone and JSC in the Court of Chancery of the State of Delaware in and for New Castle County. On June 15, 1998, the Court of Chancery signed an order which consolidated the four actions. Now captioned as In re Stone Container Shareholders Litigation, C.A. 16375 (the 'Action'), the complaint in the Action (the 'Complaint') alleges, among other things, that the Stone directors violated the fiduciary duties of due care and loyalty that they owed to the public stockholders of Stone because, the Complaint contends, the Stone directors failed to undertake an appropriate evaluation of Stone's net worth as a merger/acquisition candidate, actively evaluate the proposed transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value for Stone's stockholders. The Complaint further alleges that the Stone directors failed to make an informed decision and that the Stone stockholders will not receive fair value for their shares of Stone Common Stock in the Merger, will be largely divested of their right to share in Stone's future growth and development and will be prevented from obtaining fair and adequate consideration for their shares of Stone Common Stock. The Complaint requests that the Court of Chancery, among other things, declare that the Action is a proper class action and enjoin the Merger and require that the Stone directors place Stone up for auction and/or conduct a market-check to ascertain Stone's value.

     On August 11, 1998, the parties to the Action entered into a memorandum of understanding setting forth the terms of a proposed settlement of the Action, subject to certain conditions. While Stone, the Stone directors and JSC continue to deny the allegations of the Complaint or that they have breached any duty or engaged in any wrongdoing in connection with the Merger, the defendants have agreed to enter into the proposed settlement to eliminate the burden, expense and uncertainty of litigation. In connection with the proposed settlement, (a) Stone and JSC agreed to provide plaintiffs' counsel with an opportunity to review and comment upon the disclosure to be provided to Stone stockholders in this Joint Proxy Statement/Prospectus, (b) Stone agreed to obtain the Salomon Smith Barney Update Opinion (as defined below) (see 'Role of Financial Advisors -- Opinion of Financial Advisor to Stone') and (c) Stone and JSC agreed, subject to approval by their respective boards of directors, to amend the Merger Agreement to reduce the termination fee payable to Stone or JSC, as the case may be, upon termination of the Merger Agreement in certain circumstances, from $60 million to $50 million. The defendants in the Action agreed not to oppose an application to the Court of Chancery by plaintiffs' counsel for fees and expenses in an amount not to exceed $650,000, which would be paid by Stone. The proposed settlement set forth in the memorandum of understanding is subject to a number of conditions, including discovery by plaintiffs' counsel, approval of the proposed settlement by the Court of Chancery and consummation of the Merger. If the proposed settlement is approved by the Court of Chancery and the other conditions are satisfied, the Court will certify a non-opt out class of Stone stockholders for the period from May 10, 1998 through the Effective Time, the Action will be dismissed with prejudice and Stone, the Stone directors, JSC and their respective officers, directors, employees and agents will receive a release for all claims that were or could have been asserted in the Action.

NO APPRAISAL RIGHTS

     Holders of Stone Common Stock are not entitled to appraisal or dissenters' rights under Delaware law in connection with the Merger because the Stone Common Stock was listed on the NYSE on the Record Date and the shares of JSC Common Stock that such holders will be entitled to receive in the Merger will be quoted on The Nasdaq National Market (the 'Nasdaq') or listed on the NYSE at the Effective Time.

     Holders of Stone Series E Preferred Stock are not entitled to appraisal or dissenters' rights under Delaware law in connection with the Merger because the shares of Stone Series E Preferred Stock were listed on the NYSE on the Record Date.

     Holders of JSC Common Stock are not entitled to appraisal or dissenters' rights under Delaware law in connection with the Merger because JSC is not a constituent corporation in the Merger.

FEDERAL SECURITIES LAWS CONSEQUENCES; STOCK TRANSFER RESTRICTION AGREEMENTS

     This Joint Proxy Statement/Prospectus does not cover any resales of the JSC Common Stock to be received by the Stone stockholders upon consummation of the Merger, and no person is authorized to make any use of this Joint Proxy Statement/Prospectus in connection with any such resale.

     All shares of JSC Common Stock received by Stone stockholders in the Merger will be freely transferable, except that shares of JSC Common Stock received by persons who are deemed to be 'affiliates' of Stone under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the '1933 Act'), at the time of the Stone Meeting may be resold by them only in transactions permitted by Rule 145 under the 1933 Act or as otherwise permitted under the 1933 Act. Persons who may be deemed to be affiliates of Stone for such purposes generally include individuals or entities that control, are controlled by, or are under common control with, Stone and may include certain officers, directors and principal stockholders of Stone. The Merger Agreement requires Stone to use its best efforts to deliver or cause to be delivered to JSC on or prior to the Closing Date (as defined therein) from each of such affiliates an executed letter agreement to the effect that such persons will not offer or sell or otherwise dispose of any of the shares of JSC Common Stock issued to such persons in the Merger in violation of the 1933 Act.


          COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

     JSC Common Stock is quoted on the Nasdaq under the symbol JJSC. Stone Common Stock is listed on the NYSE under the symbol STO.

     The table below sets forth, for the calendar quarters indicated, the high and low sale prices of JSC Common Stock as quoted on the Nasdaq and Stone Common Stock as reported on the NYSE Composite Transaction Tape, in each case based on published financial sources, and the dividends declared on Stone Common Stock. There were no cash dividends declared on JSC Common Stock for the calendar quarters indicated below.

                                                  JSC COMMON STOCK               STONE COMMON STOCK
                                              ------------------------  ------------------------------------
                                                    MARKET PRICE              MARKET PRICE           CASH
                                              ------------------------  ------------------------   DIVIDENDS
                                                 HIGH          LOW         HIGH          LOW       DECLARED
                                              -----------  -----------  -----------  -----------   ---------
1995
     First Quarter..........................   $   20.38    $   14.38    $   24.38    $   17.00      $  --
     Second Quarter.........................       16.50        11.88        23.38        16.50         --
     Third Quarter..........................       16.75        13.00        24.38        19.00        .15
     Fourth Quarter.........................       15.63         9.00        18.88        12.50        .15

1996
     First Quarter..........................       12.38         9.38        15.38        12.38        .15
     Second Quarter.........................       14.13        10.25        17.25        13.50        .15
     Third Quarter..........................       12.25        10.50        15.50        12.50        .15
     Fourth Quarter.........................       16.13        11.88        16.00        13.88        .15

1997
     First Quarter..........................       16.38        11.88        16.63        11.13         --
     Second Quarter.........................       18.63        11.88        14.63         9.63         --
     Third Quarter..........................       21.63        15.50        17.75        14.25         --
     Fourth Quarter.........................       20.50        13.25        15.88        10.25         --

1998
     First Quarter..........................       17.75        13.00        13.03        10.19         --
     Second Quarter.........................       22.00        15.00        21.13        11.94         --
     Third Quarter..........................       16.75         9.75        16.13         6.69         --
     Fourth Quarter (through October 6).....       12.13        11.25         8.81         8.06         --

     On May 8, 1998, the last full trading day prior to the public announcement of the proposed Merger, the closing price of JSC Common Stock quoted on the Nasdaq was $20.50 per share and the closing price of Stone Common Stock reported on the NYSE Composite Transaction Tape was $18.00 per share. On October 6, 1998, the most recent practicable date prior to the printing of this Joint Proxy Statement/Prospectus, the closing price of JSC Common Stock on the Nasdaq was $11.63 per share and the closing price of Stone Common Stock reported on the NYSE Composite Transaction Tape was $8.63 per share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE MERGER.

     JSC and Stone do not expect that SSCC will pay dividends to holders of SSCC Common Stock in the foreseeable future. As of August 15, 1998 Stone had accumulated dividend arrearages on the Stone Series E Preferred Stock of approximately $12 million, which represents six consecutive quarters for which dividends have not been paid. Until the dividends accumulated on the Stone Series E Preferred Stock have been declared and paid or set aside for payment, holders of outstanding shares of Stone Series E Preferred Stock will be entitled to elect two additional directors to the Stone Board. Absent the consent of its senior and senior subordinated noteholders, Stone is not likely to make dividend payments in 1998. The Merger will have no effect on such dividend arrearages. See 'Information Regarding Stone -- Market Price and Dividends for Stone's Common Stock and Related Stockholder Matters.'


                         SELECTED FINANCIAL INFORMATION

     The selected financial data presented below should be read in conjunction with the financial statements and the notes thereto incorporated by reference for JSC and included elsewhere in this Joint Proxy Statement/Prospectus for Stone.

JEFFERSON SMURFIT CORPORATION

     JSC's selected historical financial information for each of the five years in the period ended December 31, 1997 and for the six months ended June 30, 1998 and 1997 is set forth below. The statement of operations data for the years ended December 31, 1997, 1996 and 1995 and the balance sheet data as of December 31, 1997 and 1996 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto appearing in JSC's Annual Report on Form 10-K for the year ended December 31, 1997 incorporated herein by reference. The statement of operations data for the years ended December 31, 1994 and 1993 and the balance sheet data as of December 31, 1995, 1994 and 1993 are derived from audited consolidated financial statements not incorporated herein by reference. The statement of operations data for the six months ended June 30, 1998 and 1997 and the balance sheet data as of June 30, 1998 are derived from unaudited consolidated interim financial statements appearing in JSC's Quarterly Report on Form 10-Q for the six months ended June 30, 1998 incorporated herein by reference. Operating results for the six-month period ended June 30, 1998 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998.

                                                       FOR THE SIX
                                                          MONTHS
                                                      ENDED JUNE 30,         FOR THE YEAR ENDED DECEMBER 31,
                                                      ---------------   ------------------------------------------
                                                       1998     1997     1997     1996     1995     1994    1993(A)
                                                      ------   ------   ------   ------   ------   ------   ------
                                                        (UNAUDITED)        (IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales...........................................  $1,688   $1,563   $3,238   $3,410   $4,093   $3,233   $2,947
Income (loss) before extraordinary item and
  cumulative effect of accounting changes...........      22      (11)       1      117      247       12     (175)
Basic income (loss) per common share before
  extraordinary item and cumulative effect of
  accounting changes................................  $  .20   $ (.10)  $  .01   $ 1.05   $ 2.23   $  .12   $(2.75)
Diluted income (loss) per common share before
  extraordinary item and cumulative effect of
  accounting changes................................  $  .19   $ (.10)  $  .01   $ 1.04   $ 2.21   $  .12   $(2.75)
Weighted average common shares
  outstanding -- Basic..............................     111      111      111      111      111      101       64
Weighted average common shares
  outstanding -- Diluted............................     113      112      113      112      112      101       64

                                                                                        DECEMBER 31,
                                                            JUNE 30,     ------------------------------------------
                                                              1998        1997     1996     1995     1994    1993(A)
                                                           -----------   ------   ------   ------   ------   ------
                                                           (UNAUDITED)      (IN MILLIONS, EXCEPT PER SHARE DATA)
Total assets.............................................    $ 2,773     $2,771   $2,688   $2,783   $2,759   $2,597
Long-term debt, less current maturities..................      2,051      2,025    1,934    2,111    2,392    2,619
Deferred income tax liability............................        361        362      363      328      208      232
Stockholders' deficit....................................       (365)      (374)    (375)    (487)    (730)  (1,058)
Cash dividends per common share..........................    $    --     $   --   $   --   $   --   $   --   $   --

------------
 (a) Results for 1993 included a $96 million pre-tax restructuring charge to improve JSC's long-term competitive position and a $54 million pre-tax charge for environmental and other charges.

STONE CONTAINER CORPORATION

     Stone's selected historical financial information for each of the five years in the period ended December 31, 1997 and for the six months ended June 30, 1998 and 1997 is set forth below. The statement of operations data for the years ended December 31, 1997, 1996 and 1995 and the balance sheet data as of December 31, 1997 and 1996 are derived from the audited consolidated financial statements included elsewhere in this Joint Proxy Statement/Prospectus. The statement of operations data for the years ended December 31, 1994 and 1993 and the balance sheet data as of December 31, 1995, 1994 and 1993 are derived from audited consolidated financial statements not included herein. The statement of operations data for the six months ended June 30, 1998 and 1997 and the balance sheet data as of June 30, 1998 are derived from the unaudited consolidated financial statements included elsewhere in this Joint Proxy Statement/Prospectus. Operating results for the six-month period ended June 30, 1998 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998.

                                                       FOR THE SIX
                                                          MONTHS
                                                      ENDED JUNE 30,         FOR THE YEAR ENDED DECEMBER 31,
                                                      ---------------   ------------------------------------------
                                                       1998     1997     1997     1996     1995     1994     1993
                                                      ------   ------   ------   ------   ------   ------   ------
                                                        (UNAUDITED)        (IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales...........................................  $2,539   $2,381   $4,849   $5,142   $7,351   $5,749   $5,060
Income (loss) before extraordinary item and
  cumulative effect of accounting changes...........    (225)    (204)    (404)    (123)     445     (129)    (319)
Basic income (loss) per common share before
  extraordinary item and cumulative effect of
  accounting changes................................  $(2.30)  $(2.10)  $(4.16)  $(1.32)  $ 4.64   $(1.60)  $(4.59)
Diluted income (loss) per common share before
  extraordinary item and cumulative effect of
  accounting changes................................  $(2.30)  $(2.10)  $(4.16)  $(1.32)  $ 3.89   $(1.60)  $(4.59)
Weighted average common shares
  outstanding -- Basic..............................     100       99       99       99       94       88       71
Weighted average common shares
  outstanding -- Diluted............................     100       99       99       99      115       88       71

                                                                                        DECEMBER 31,
                                                            JUNE 30,     ------------------------------------------
                                                              1998        1997     1996     1995     1994     1993
                                                           -----------    ----     ----     ----     ----     ----
                                                           (UNAUDITED)      (IN MILLIONS, EXCEPT PER SHARE DATA)

Total assets.............................................    $ 5,706     $5,824   $6,354   $6,399   $7,005   $6,837
Long-term debt, less current maturities..................      3,909      3,936    3,951    3,885    4,432    4,268
Deferred income tax liability............................        129        216      410      493      381      471
Stockholders' equity.....................................         18        277      795    1,005      648      607
Cash dividends per common share..........................    $    --     $   --   $  .60   $  .30   $   --   $   --


                    HISTORICAL AND PRO FORMA PER SHARE DATA

     The following table sets forth selected historical and unaudited pro forma per share data for JSC and historical and equivalent unaudited pro forma per share data for Stone. The unaudited pro forma financial data assume that the Merger was consummated at the beginning of the earliest period presented and give effect to the Merger as a purchase under generally accepted accounting principles. The unaudited pro forma per share data for JSC are based upon the number of outstanding shares of JSC Common Stock adjusted to include the number of shares of JSC Common Stock that would be issued in the Merger. The unaudited pro forma equivalent per share data for Stone are based on the unaudited pro forma amounts per share for JSC, multiplied by the Exchange Ratio. The information set forth below should be read in conjunction with the historical consolidated financial data of JSC incorporated by reference herein and of Stone included herein.

                                                                                  AT OR FOR THE
                                                                                   YEAR ENDED       AT OR FOR THE
                                                                                  DECEMBER 31,     SIX MONTHS ENDED
                                                                                      1997          JUNE 30, 1998
                                                                                  -------------    ----------------
JSC (A):
Basic earnings (loss) per common share before extraordinary item
     Historical................................................................      $   .01            $  .20
     Pro forma combined........................................................        (1.94)            (1.00)
Book value per share
     Historical................................................................        (3.37)            (3.29)
     Pro forma combined........................................................         9.60              8.53

STONE (A):
Basic earnings (loss) per common share before extraordinary item
     Historical................................................................        (4.16)            (2.30)
     Pro forma equivalent......................................................        (1.92)             (.99)
Book value per share
     Historical................................................................         2.79               .18
     Pro forma equivalent......................................................         9.50              8.44

------------
 (a) JSC has not declared or paid any cash dividends on the JSC Common Stock for any of the periods presented. Stone has not declared or paid any cash dividends on the Stone Common Stock for any of the periods presented.


           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma condensed consolidated statements of operations and condensed consolidated balance sheet of SSCC were prepared to illustrate the estimated effects of the Merger, as if the transaction had occurred for the statement of operations as of the beginning of the periods presented and for the balance sheet presentation as of June 30, 1998.

     The pro forma adjustments are based upon available information and upon certain assumptions that JSC and Stone believe are reasonable. The pro forma condensed consolidated financial statements and accompanying notes should be read in conjunction with the historical financial statements of JSC and Stone, and the related notes thereto, incorporated by reference or included in this Joint Proxy Statement/Prospectus.

     The pro forma condensed consolidated financial statements are provided for informational purposes only in response to Securities and Exchange Commission ('SEC') requirements and do not purport to represent what SSCC's financial position or results of operations would actually have been if the Merger had in fact occurred at such dates or to project SSCC's financial position or results of operations for any future date or period.

     For financial accounting purposes, the acquisition of Stone will be accounted for using the purchase method of accounting. Accordingly, Stone's assets and liabilities have been adjusted, on a preliminary basis, to reflect their fair values in the pro forma condensed consolidated balance sheet as of June 30, 1998. The estimated effects resulting from these adjustments have been reflected in the pro forma condensed consolidated statements of operations. The allocation of the estimated purchase price and the estimated transaction fees and expenses included in the pro forma condensed consolidated financial statements are preliminary; final amounts may differ from those set forth herein and such differences may be material.


           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
                      SMURFIT-STONE CONTAINER CORPORATION
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                                                                                JUNE 30, 1998
                                                                            ------------------------------------------------------
                                                                               JSC          STONE        PRO FORMA         SSCC
                                                                            HISTORICAL    HISTORICAL    ADJUSTMENTS      PRO FORMA
                                                                            ----------    ----------    -----------      ---------
                                                                                                (IN MILLIONS)
                                 ASSETS
Current assets:
     Cash and cash equivalents...........................................     $   15        $  110        $               $   125
     Receivables.........................................................        305           685             (7)(b)         983
     Inventories.........................................................        266           734             59 (a)       1,059
     Deferred income taxes...............................................         30            24                             54
     Prepaid expenses and other current assets...........................         19           113                            132
                                                                            ----------    ----------    -----------      ---------
          Total current assets...........................................        635         1,666             52           2,353

Property, plant and equipment, net.......................................      1,512         2,314          1,519 (a)       5,520
                                                                                                              175 (c)
Timberland, net..........................................................        264            48                            312
Goodwill, net............................................................        233           451          1,388 (a)       2,161
                                                                                                               42 (e)
                                                                                                               47 (g)
Investment in non-consolidated affiliates................................          8           844            (26)(a)         826
Other assets.............................................................        121           383            (73)(a)         456
                                                                                                               25 (f)
                                                                            ----------    ----------    -----------      ---------
                                                                              $2,773        $5,706        $ 3,149         $11,628
                                                                            ----------    ----------    -----------      ---------
                                                                            ----------    ----------    -----------      ---------
                      LIABILITIES AND STOCKHOLDERS'
                            EQUITY (DEFICIT)
Current liabilities:
     Current maturities of long-term debt................................     $   22        $  639        $     1 (a)     $   445
                                                                                                             (217)(f)
     Accounts payable....................................................        294           323             (7)(b)         610
     Other accrued liabilities...........................................        188           349                            537
                                                                            ----------    ----------    -----------      ---------
          Total current liabilities......................................        504         1,311           (223)          1,592

Long-term debt, less current maturities..................................      2,051         3,909            176 (a)       6,495
                                                                                                              175 (c)
                                                                                                              242 (f)
                                                                                                              (58)(g)
Other long-term liabilities..............................................        222           339             57 (a)         618
Deferred income taxes....................................................        361           129            506 (a)         996
Minority interest........................................................                                      93 (a)          93
Stockholders' equity (deficit):
     Preferred stock.....................................................                      115           (115)(a)
     Common stock and additional paid-in capital.........................      1,169           974           (974)(a)       3,368
                                                                                                            2,052 (a)
                                                                                                               42 (e)
                                                                                                              105 (g)
     Retained earnings (deficit).........................................     (1,534)         (705)           705 (a)      (1,534)
     Accumulated other comprehensive income..............................                     (366)           366 (a)
                                                                            ----------    ----------    -----------      ---------
          Total stockholders' equity (deficit)...........................       (365)           18          2,181           1,834
                                                                            ----------    ----------    -----------      ---------
                                                                              $2,773        $5,706        $ 3,149         $11,628
                                                                            ----------    ----------    -----------      ---------
                                                                            ----------    ----------    -----------      ---------
Common stock shares outstanding..........................................        111           100             (1)(d)         215
                                                                                                                5 (g)

               See accompanying notes to the Unaudited Pro Forma
                  Condensed Consolidated Financial Statements.




                PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
                      SMURFIT-STONE CONTAINER CORPORATION
           PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      JSC          STONE        PRO FORMA       SSCC
                                                                   HISTORICAL    HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                                   ----------    ----------    -----------    ---------
                                                                           (IN MILLIONS, EXCEPT PER SHARE DATA)
Six Months Ended June 30, 1998:
     Net sales..................................................     $1,688        $2,539        $   (44)(b)   $ 4,195
                                                                                                      12 (c)
     Cost of goods sold.........................................      1,406         2,267             12 (a)     3,651
                                                                                                     (44)(b)
                                                                                                      10 (c)
     Selling and administrative expenses........................        143           248                          391
                                                                   ----------    ----------    -----------    ---------
     Income from operations.....................................        139            24            (10)          153
     Interest expense...........................................         96           237            (17)(a)       328
                                                                                                       8 (c)
                                                                                                       7 (f)
                                                                                                      (3)(g)
     Equity (loss) from affiliates..............................         (1)          (36)                         (37)
     Other income (expense) -- net..............................                      (47)                         (47)
                                                                   ----------    ----------    -----------    ---------
     Income (loss) before income taxes, minority interest and
       extraordinary item.......................................         42          (296)            (5)         (259)
     Provision for (benefit from) income taxes..................         20           (71)             4 (a)       (47)
     Minority interest expense..................................                                       4 (a)         4
                                                                   ----------    ----------    -----------    ---------
     Income (loss) before extraordinary item....................     $   22        $ (225)       $   (13)      $  (216)
                                                                   ----------    ----------    -----------    ---------
                                                                   ----------    ----------    -----------    ---------

     Basic earnings (loss) per common share before extraordinary
       item.....................................................     $  .20       $(2.30)                      $(1.00)
                                                                   ----------
                                                                   ----------

     Diluted earnings (loss) per common share before
       extraordinary item.......................................     $  .19       $(2.30)                      $(1.00)
                                                                   ----------
                                                                   ----------

     Weighted average common shares outstanding --
          Basic.................................................        111           100             (1)(d)       215
                                                                                                       5 (g)
     Weighted average common shares outstanding --
          Diluted...............................................        113           100             (3)(d)       215
                                                                                                       5 (g)

               See accompanying notes to the Unaudited Pro Forma
                  Condensed Consolidated Financial Statements.



                PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
                      SMURFIT-STONE CONTAINER CORPORATION
                  PRO FORMA CONDENSED CONSOLIDATED STATEMENTS
                          OF OPERATIONS -- (CONTINUED)

                                                                      JSC          STONE        PRO FORMA       SSCC
                                                                   HISTORICAL    HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                                   ----------    ----------    -----------    ---------
                                                                           (IN MILLIONS, EXCEPT PER SHARE DATA)
Year Ended December 31, 1997:
     Net sales..................................................     $3,238        $4,849        $  (100)(b)   $ 8,014
                                                                                                      27 (c)
     Cost of goods sold.........................................      2,776         4,456              1 (a)     7,158
                                                                                                    (100)(b)
                                                                                                      25 (c)
     Selling and administrative expenses........................        258           482                          740
                                                                   ----------    ----------    -----------    ---------
     Income from operations.....................................        204           (89)             1           116
     Interest expense...........................................        190           457            (34)(a)       636
                                                                                                      16 (c)
                                                                                                      13 (f)
                                                                                                      (6)(g)
     Equity (loss) from affiliates..............................         (2)          (71)                         (73)
     Other income -- net........................................                       12                           12
                                                                   ----------    ----------    -----------    ---------
     Income (loss) before income taxes, minority interest and
       extraordinary item.......................................         12          (605)            12          (581)
     Provision for (benefit from) income taxes..................         11          (201)            16 (a)      (174)
     Minority interest expense..................................                                       8 (a)         8
                                                                   ----------    ----------    -----------    ---------
     Income (loss) before extraordinary item....................     $    1        $ (404)       $   (12)      $  (415)
                                                                   ----------    ----------    -----------    ---------
                                                                   ----------    ----------    -----------    ---------

     Basic earnings (loss) per common share before extraordinary
       item.....................................................     $  .01        $(4.16)                     $ (1.94)
                                                                   ----------    ----------    -----------    ---------
                                                                   ----------    ----------    -----------    ---------

     Diluted earnings (loss) per common share before
       extraordinary item.......................................     $  .01        $(4.16)                     $ (1.94)
                                                                   ----------    ----------    -----------    ---------
                                                                   ----------    ----------    -----------    ---------

     Weighted average common shares outstanding --
          Basic.................................................        111            99             (1)(d)       214
                                                                                                       5 (g)
     Weighted average common shares outstanding --
          Diluted...............................................        113            99             (3)(d)       214
                                                                                                       5 (g)

               See accompanying notes to the Unaudited Pro Forma
                  Condensed Consolidated Financial Statements.




           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
                      SMURFIT-STONE CONTAINER CORPORATION
                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

(a) To record:

    Balance Sheet

     The conversion of 99.6 million shares of Stone common stock into 98.6 million shares of JSC common stock at a fair value of $2,052 million, determined based upon an average market price of $20.87 for JSC shares five days before and after May 10, 1998, the date of the Merger Agreement, net of estimated registration costs of $5 million;

     The reclassification of preferred stock outstanding of $115 million to minority interest at fair value determined based on the quoted market price for 4.6 million shares of Stone Series E Preferred Stock of $20.25 at June 30, 1998;

     Acquired assets and liabilities, including indebtedness, at fair value;

     Excess purchase price as goodwill; and

     Estimated JSC merger costs of $45 million directly attributable to the cost of acquisition representing primarily financial advisor and legal fees.

    Statements of Operations

     Depreciation of property, plant and equipment over an average life of seventeen years;

     Amortization of goodwill over a forty year period;

     The net effect of adjusting assets and liabilities to fair value;

     The net effect to interest expense resulting from the elimination of Stone deferred financing cost, adjustment of long term debt to fair value, and additional debt resulting from estimated merger costs; and

     The reclassification of preferred stock dividends to minority interest expense.

    Tax effects are recorded assuming a 39% tax rate.

    The allocation of fair values to assets and liabilities, including intangibles and property, plant and equipment was performed on a preliminary basis. Based upon additional analyses and evaluations to be performed, the final amounts to be allocated to assets and liabilities may differ from those amounts included herein and such differences may be material. In particular the amount allocated to property, plant and equipment will change upon completion of certain valuations and other studies. A $100 million increase in property, plant and equipment and a corresponding decrease in goodwill would increase the pro forma after-tax loss by $1 million for the year ended December 31, 1997. In addition, the fair value of certain of Stone's major contracts has yet to be finalized and any resulting asset or liability would result in an increase or decrease in goodwill and related amortization.

(b) To eliminate the effects of sales transactions between JSC and Stone.

(c) To record the effects of the acquisition of a containerboard machine pursuant to the asset purchase agreement dated as of May 10, 1998 between JSCUS, as buyer, and Smurfit Paperboard, Inc. as seller.

(d) To convert Stone Common Stock to JSC Common Stock using a 0.99 conversion factor and eliminate anti-dilutive options for diluted weighted average common shares.

(e) To record the vesting of 6.1 million Stone stock options based on their intrinsic value. No compensation expense was included in the pro forma statements of operations because the acceleration of vesting would not require the determination of a new measurement date under APB No. 25.

(f) To record the effects of the Amended JSC Credit Agreement including:

BALANCE SHEET                                                  PRINCIPAL
-------------                                                -------------
New Borrowing                                                June 30, 1998
Term Loan A (variable rate of 8.84%) due 2001...............     $ 325

    The interest rate on the term loan is based on the assumed LIBOR rate of 5.60%. A one-eighth of one percent change in the interest rate would impact interest expense by less than $1 million for both the six months ended June 30, 1998 and the year ended December 31, 1997.

    REPAYMENT OF CERTAIN EXISTING STONE SENIOR DEBT:

12.625% senior notes due 1998...............................................................       $ 150
Revolving credit facility (8.6% weighted average rate) due May 15, 1999.....................         150
                                                                                                  ------
Total Stone Debt to be Repaid...............................................................         300
                                                                                                  ------
Net increase to total debt..................................................................       $  25
                                                                                                  ------
                                                                                                  ------

    The $325 million term loan excludes additional new borrowings of $225 million. Those borrowings are assumed to be used to pay Merger and registration costs of $50 million, reflected in Note (a) and to acquire a containerboard machine from Smurfit Paperboard, Inc. for $175 million, reflected in Note (c).

    The net increase to total debt results from payments of deferred debt issuance costs of $25 million.

    A reclassification adjustment was made to properly state the current and long-term portions of total debt.

    In addition to the new borrowing, approximately $2 billion of JSC and Stone debt will be modified, resulting in increased interest rates. For accounting purposes, the debt modification is not considered substantially different and does not result in an extinguishment of debt. The effect on interest expense is reflected under the Statements of Operations section of this footnote.

                                                                                 SIX MONTHS
                                                                                   ENDED       YEAR ENDED
                                                                                  JUNE 30,    DECEMBER 31,
STATEMENT OF OPERATIONS                                                             1998          1997
-------------------------------------------------------------------------------  ----------   ------------
Interest expense on the $325 million Term Loan.................................       $ 14         $ 29
Amortization of new deferred debt issuance costs...............................         4             8
Less interest expense on extinguished debt.....................................       (16)          (32)
Net interest expense increase on modified debt.................................         5             8
                                                                                 ----------   ------------
Net interest expense increase..................................................      $  7          $ 13
                                                                                 ----------   ------------
                                                                                 ----------   ------------

(g) To record the July, 1998 conversion of $58 million of Stone 8.875% convertible senior subordinated notes (convertible at $11.55 per share) into
    5.06 million shares of Stone Common Stock. Stone Common Stock is assumed to be converted into 0.99 shares of JSC common stock at a fair value of $105 million, determined based upon an average market price of $20.87 for JSC shares five days before and after May 10, 1998, the date of the Merger Agreement. The statements of operations reflect the reduction in interest expense related to the converted debt.


                           ROLE OF FINANCIAL ADVISORS

OPINION OF FINANCIAL ADVISOR TO JSC

     JSC retained Merrill Lynch to act as its exclusive financial advisor in connection with a possible business combination. On May 10, 1998, Merrill Lynch rendered its oral opinion to the JSC Board (subsequently confirmed in writing) (the 'Merrill Lynch Opinion') that, as of such date and based upon and subject to certain factors and assumptions, the Exchange Ratio was fair from a financial point of view to JSC.

     THE FULL TEXT OF THE MERRILL LYNCH OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MERRILL LYNCH, IS ATTACHED AS ANNEX E TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THE SUMMARY OF THE MERRILL LYNCH OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE MERRILL LYNCH OPINION. THE MERRILL LYNCH OPINION WAS PROVIDED TO THE JSC BOARD FOR ITS INFORMATION AND IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE EXCHANGE RATIO TO JSC, DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY JSC TO ENGAGE IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY JSC STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE ON THE STOCK ISSUANCE OR ANY MATTER RELATED THERETO. STOCKHOLDERS OF JSC SHOULD READ SUCH OPINION IN ITS ENTIRETY.

     The Exchange Ratio was determined through negotiations between Stone and JSC and was approved by the JSC Board. Merrill Lynch provided advice to JSC during the course of such negotiations.

     The summary set forth below does not purport to be a complete description of the analyses underlying the Merrill Lynch Opinion or the presentation made by Merrill Lynch to the JSC Board. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

     In performing its analyses, numerous assumptions were made with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch, JSC or Stone. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, the Merrill Lynch Opinion was among several factors taken into consideration by the JSC Board in making its determination to approve the Merger Agreement and the Merger. Consequently, the Merrill Lynch analyses described below should not be viewed as determinative of the decision of the JSC Board or JSC's management with respect to the fairness of the Exchange Ratio.

     In arriving at its opinion, Merrill Lynch, among other things, (i) reviewed certain publicly available business and financial information relating to Stone and JSC which Merrill Lynch deemed to be relevant, (ii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Stone and JSC (with respect to Stone such financial forecasts were limited to forecasts for fiscal year 1998), as well as the amount and timing of the cost savings, related expenses and synergies expected to result from the Merger (the 'Expected Synergies'), furnished to Merrill Lynch by JSC, (iii) conducted discussions with members of senior management and representatives of Stone and JSC concerning the matters described in clauses (i) and (ii) above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies, (iv) reviewed the market prices and valuation multiples for the Stone Common Stock and the JSC Common Stock and compared them with those of certain publicly traded companies which Merrill Lynch deemed to be relevant, (v) reviewed the results of operations of Stone and JSC and compared them with those of certain publicly traded companies which Merrill Lynch deemed to be relevant, (vi) compared the proposed financial terms of the Merger with the financial terms of certain other transactions which Merrill Lynch deemed to be relevant, (vii) participated in certain discussions and negotiations among representatives of Stone and JSC and their financial and legal advisors, (viii) reviewed the potential pro forma impact of the Merger,
(ix) reviewed a draft of the Merger Agreement and (x) reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

     In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information and Merrill Lynch has not undertaken an independent evaluation or appraisal of any of the assets or liabilities of Stone or JSC or been furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of Stone or JSC. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with Merrill Lynch by Stone or JSC, Merrill Lynch assumed that they have been reasonably prepared or reviewed and reflect the best currently available estimates and judgment of Stone's or JSC's management as to the expected future financial performance of Stone or JSC, as the case may be, and the Expected Synergies. Merrill Lynch has not been provided with financial forecasts for Stone beyond 1998 and has relied exclusively on publicly available analysts' forecasts for Stone for 1999 and thereafter. Merrill Lynch further assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. Merrill Lynch also assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by Merrill Lynch.

     The Merrill Lynch Opinion is necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, and on the information made available to us as of, the date of such opinion. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

     The following is a summary of the material financial analyses presented by Merrill Lynch to the JSC Board in connection with the rendering of the Merrill Lynch Opinion.

STONE VALUATION

     Historical Stock Performance. Merrill Lynch analyzed the historical stock price of Stone Common Stock. In conducting its analysis, Merrill Lynch examined the performance of Stone Common Stock over the twelve months preceding April 27, 1998. Merrill Lynch analyzed both the stock price (noting the timing of various events relating to Stone) and the trading volume during this period. In addition, Merrill Lynch analyzed the relative trading performance of Stone Common Stock by comparing it to the average stock performance of the Container Group (as defined below) over the twelve months preceding April 27, 1998.

     Premiums Paid Analysis. Merrill Lynch calculated the premium of the implied offer price of $20.54 per share of Stone Common Stock to the share price as of April 27, 1998, and to certain historical closing share prices of Stone Common Stock over the two-year period through April 27, 1998. The historical periods used included the one-week, two-week, three-week, high, low, 30-day, 60-day, 90-day, 180-day, one-year and two-year average share prices. The premiums to the share price for these periods respectively were 37.7%, 43.0%, 48.6%, 17.4%, 113.3%, 52.5%, 58.4%, 61.7%, 68.5%, 51.8% and 48.1%. These
premiums were then compared with historical premiums paid on all deals from 1992 to 1997. The average premium paid on all deals during any one of the years from 1992 to 1997 ranged from 35.7% to 44.7% (based on the closing share price five days prior to the announcement of the transaction). Merrill Lynch also compared the historical premiums paid using a transaction specific analysis. Merrill Lynch calculated the premiums of the offer price to the 1-day, 1-week, 1-month, 3-month and 6-month trailing closing share price of the target paid in the Bowater Inc./Avenor Inc. transaction, the James River Corporation of Virginia/Fort Howard Corporation transaction, the Abitibi-Price Inc./Stone-Consolidated Corporation transaction and the Kimberly-Clark Corporation/Scott Paper Company transaction. Finally, Merrill Lynch applied premiums ranging from 30% to 45% to the Stone share price of $15.50 per share as of April 27, 1998, and derived a summary reference range of implied per share equity values of $20.15 to $22.48.

     Selected Comparable Companies Analysis. Merrill Lynch compared the trading multiples for Stone to corresponding multiples of a selected group of container companies consisting of Temple-Inland Inc., JSC, Stone, Willamette Industries Inc., Gaylord Container Corporation and Union Camp Corporation (the 'Container Group'). Market Capitalization (defined as market value of common equity plus liquidation value of redeemable preferred stock, minority interest and total debt, less cash and cash equivalents) as a multiple of Stone's average of 1995 and 1997 earnings before interest, taxes, depreciation and amortization ('Normalized EBITDA'), Stone's 1995 EBITDA ('Peak EBITDA') and Stone's 1997 EBITDA were 6.6x, 3.6x and 38.4x, respectively, based on the closing price of Stone Common Stock on April 27, 1998 of $15.50. Based on April 27, 1998 closing share prices, Merrill Lynch calculated the mean Normalized EBITDA, Peak EBITDA and 1997 EBITDA multiples for the Container Group to be 7.2x, 4.9x and 16.3x, respectively. Based on its analysis, Merrill Lynch derived a summary reference range of implied per share equity values of $15.07 to $36.28 for Peak EBITDA and $15.26 to $27.76 for Normalized EBITDA.

     The use of EBITDA as a tool in financial analyses is an accepted benchmark in the financial community, generally, and is a primary benchmark with respect to the forest products industry, in particular. It provides meaningful and useful information concerning the operating cash flow of a business and is frequently used in this context as a measure of the ability of an entity to service debt. Its use also facilitates comparisons between companies by focusing the comparison on the operating results of the businesses and minimizing the effects on the comparison of differences in non-operating aspects of the various businesses, such as leverage and treatment of fixed assets (e.g., owned or leased, depreciation methods). While EBITDA is used by the financial community for these purposes, it does not replace, and is not intended as an alternative to, GAAP earnings (loss) as a measure of financial performance, or GAAP cash flow as a measure of liquidity.

     The companies in this industry have experienced substantial cyclicality in the operations and financial results; accordingly, a comparison of the financial data of one year to another, or of one company to that of another from a different year, might be misleading if it did not take into account the point in the business cycle from which the data was derived. The analysis included herein attempts to recognize the cyclicality and to note, where relevant, that the data derives from a high point in the business cycle (e.g., Peak EBITDA) or has been 'normalized' by averaging across differing points in the business cycle.

     No company in the Container Group is identical to Stone. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of Stone and the companies in the Container Group.

     Selected Comparable Transactions Analysis. Merrill Lynch reviewed certain publicly available information regarding five selected acquisitions relating to paper, forest products and linerboard businesses and calculated historical EBITDA multiples for such transactions. The mean and median of Transaction Value (defined as fully-diluted (on a treasury stock basis) shares outstanding for the target company multiplied by the offer price per share plus net debt, liquidation value of redeemable preferred stock and minority interest) as a multiple of LTM EBITDA for the comparable transactions were 9.0x and 9.3x, respectively. The mean and median of Transaction Value as a multiple of trailing five-year average EBITDA for the comparable transactions were 11.6x and 11.6x, respectively. The mean and median of Transaction Value as a multiple of trailing five-year Peak EBITDA for the comparable transactions were 6.8x and 5.8x, respectively. Based on its analysis of such multiples, Merrill Lynch calculated a summary reference range of implied per share equity values of Stone Common Stock of $29.75 to $50.96 based on Peak EBITDA and $27.76 to $45.62 based on Normalized EBITDA.

     No company or transaction used in the above analysis as a comparison was identical to JSC or Stone or the Merger, respectively. Accordingly, an analysis of the results of the comparison is not purely mathematical; rather it involves complex considerations and judgments concerning differences in historical projected financial and operating characteristics of the comparable acquired companies and other factors that could affect the acquisition value of such companies and Stone.

     Segment Valuation. Merrill Lynch performed separate valuations of the separate business segments of Stone by applying the appropriate peak and normalized multiples to the respective historical Peak and Normalized EBITDA of each segment. Merrill Lynch valued the core consolidated linerboard, corrugated, kraft paper and bag assets ('Brown Assets') within a range of $4,669 million to $5,699 million and the non-core assets and equity instruments ('Non-Brown Assets') within a range of $1,563 million to $1,704 million. Based on such analysis, Merrill Lynch calculated a summary reference range of implied per share equity values of $20.05 to $31.84.

     Discounted Cash Flow Analysis. In rendering its opinion, Merrill Lynch placed no reliance on a discounted cash flow analysis due to the cyclicality of the industry. However, Merrill Lynch calculated, using a discounted cash flow methodology, a range of per share equity values for Stone based on (i) projections of Salomon Smith Barney research for the years 1998 to 2001, (ii) a range of normalized terminal EBITDA multiples of 6.6x to 8.0x, (iii) a range of discount rates from 10.0% to 12.0%, (iv) 99.7 million fully-diluted shares outstanding, (v) net debt and preferred stock of $3,476 million and (vi) Expected Synergies, all of which were allocated to Stone, based on estimates provided by JSC management. Based on its analysis, Merrill Lynch derived a summary reference range of implied per share equity values of $12.41 to $23.92 (with synergies).

JSC VALUATION

     Historical Stock Performance. Merrill Lynch analyzed the historical stock price of JSC Common Stock. In conducting its analysis, Merrill Lynch examined the performance of JSC Common Stock over the twelve months preceding April 27, 1998. Merrill Lynch analyzed both the stock price (noting the timing of various events relating to JSC) and the trading volume during this period. In addition, Merrill Lynch analyzed the relative trading performance of JSC Common Stock by comparing it to the average stock performance of the Container Group over the twelve months preceding April 27, 1998.

     Selected Comparable Companies Analysis. Merrill Lynch compared the trading multiples for JSC to corresponding multiples of the Container Group. The ratio of JSC's price to Normalized EBITDA, Peak EBITDA and 1997 EBITDA were 8.0x, 5.8x and 13.1x, respectively, based on the closing price of JSC Common Stock on April 27, 1998 of $20.75. Based on April 27, 1998 closing share prices, Merrill Lynch calculated the mean Normalized EBITDA for the Container Group to be 7.2x, the mean Peak EBITDA multiple to be 4.9x, and the mean 1997 EBITDA multiple to be 16.3x. Based on its analysis, Merrill Lynch derived a summary reference range of implied per share equity values of $16.37 and $21.73 using Normalized EBITDA, $12.22 to $21.02 using Peak EBITDA and $9.46 to $20.75 using 1997 EBITDA.

     No company in the Container Group is identical to JSC. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of JSC and the companies in the Container Group.

     Segment Valuation Analysis. Merrill Lynch performed separate valuations of the separate business segments of JSC by applying the appropriate peak and normalized multiples to the respective historical Peak and Normalized EBITDA of each segment. Merrill Lynch valued the Brown Assets within a range of $2,426 million to $2,965 million and the Non-Brown Assets within a range of $1,889 million to $2,392 million. Based on such analysis, Merrill Lynch calculated a summary reference range of implied per share equity values of $20.60 to $29.98.

     Discounted Cash Flow Analysis. In rendering its opinion, Merrill Lynch placed no reliance on a discounted cash flow analysis due to the cyclicality of the industry. However, Merrill Lynch calculated, using a discounted cash flow methodology, a range of per share equity values for JSC based on (i) projections prepared by management of JSC for the years 1998 to 2002, (ii) a range of Normalized EBITDA multiples from 7.1x to 8.2x, (iii) a range of discount rates from 8.5% to 10.5% and (iv) 111.0 fully-diluted shares outstanding. Based on its analysis, Merrill Lynch derived a summary reference range of implied per share equity values of $10.96 to $16.59.

RELATIVE VALUATION SUMMARY

     Merrill Lynch reviewed the relative valuations of JSC and Stone using relative historical exchange ratio analysis, relative premiums paid analysis, relative comparable public companies analysis, relative segment valuation analysis, relative contribution analysis and relative discounted cash flow analysis with and without Expected Synergies.

     Historical Exchange Ratio Analysis. Merrill Lynch compared the Exchange Ratio to the historical implied exchange ratio of Stone Common Stock to JSC Common Stock. In conducting its analysis, Merrill Lynch examined the implied ratio over the twelve months preceding April 27, 1998. Merrill Lynch calculated the implied exchange ratio for the current, high, low, 30-day average, 60-day average, 90-day average, 180-day average, one-year average and two-year average periods. The implied exchange ratios over these periods were 0.747x, 1.391x, 0.668x, 0.738x, 0.749x, 0.764x, 0.759x, 0.793x and 0.944x, respectively.

     Relative Premium Paid Analysis. Merrill Lynch noted the premium of the Exchange Ratio to the current market exchange ratio of 0.747x, based on closing share prices of JSC and Stone of $20.75 and $15.50 as of April 27, 1998, respectively, to be 32.5%. Merrill Lynch compared the current exchange ratio premium with historical premiums paid on all deals from 1992 to 1997 and with historical premiums paid in selected transactions, per the stand alone Premiums Paid Analysis of Stone. Based on a range of premiums of 30% to 45%, Merrill Lynch derived a summary reference range of implied exchange ratios of 0.97x to 1.08x.

     Relative Comparable Public Companies Analysis. Based on the comparable public companies analysis for JSC and Stone, Merrill Lynch calculated implied exchange ratios by comparing the highest implied per share equity price for JSC to the highest implied per share equity price for Stone, and the lowest implied per share equity price for JSC to the lowest per share equity price for Stone. Using a Normalized EBITDA multiple valuation range, Merrill Lynch derived a summary reference range of implied exchange ratios of 0.93x to 1.28x. Using a Peak EBITDA multiple valuation range, Merrill Lynch derived a summary reference range of implied exchange ratios of 1.23x to 1.73x.

     Relative Segment Valuation Analysis. Based on the segment valuation analysis for JSC and Stone, Merrill Lynch calculated implied exchange ratios by comparing the highest implied per share equity price for JSC to the highest implied per share equity price for Stone, and the lowest implied per share equity price for JSC to the lowest per share equity price for Stone. The high and the low implied equity values per share for JSC were $20.60 and $29.98, respectively. The high and the low implied equity values per share for Stone were $20.05 and $31.84, respectively. Based on 99.7 million shares outstanding for Stone and 111.0 million shares outstanding for JSC, Merrill Lynch derived a summary reference range of implied exchange ratios of 0.97x to 1.06x.

     Relative Contribution Analysis. Merrill Lynch compared the pro forma fully diluted enterprise value ownership interest of 21.2% for the stockholders of JSC to the relative pro forma equity contributions of JSC and Stone to both Peak and Normalized Pro Forma Sales, Pro Forma EBITDA and Pro Forma EBIT of the combined company (excluding the impact of potential synergies). The equity contribution of JSC stockholders to Normalized and Peak Pro Forma Sales was 19.9% and 19.0%, respectively. The equity contribution of JSC stockholders to Normalized and Peak Pro Forma EBITDA was 16.8% and 20.1%, respectively. The equity contribution of JSC stockholders to Normalized and Peak Pro Forma EBIT was 17.7% and 22.8%, respectively. As a result, Merrill Lynch derived a summary reference range of implied exchange ratios of 0.88x to 1.43x.

     Relative Discounted Cash Flow Analysis. In rendering its opinion, Merrill Lynch placed no reliance on a discounted cash flow analysis due to the cyclicality of the industry. However, using a relative discounted cash flow methodology, Merrill Lynch calculated a range of implied exchange ratios based on (i) projections prepared by the management of JSC (for JSC) and Salomon Smith Barney research (for Stone), (ii) a range of terminal EBITDA multiples of 6.6x to 8.0x for JSC and 7.1x to 8.2x for Stone, (iii) a range of discount rates of 10.0% to 12.0% for JSC and 8.5% to 10.5% for Stone, (iv) 111.0 million shares outstanding for JSC and 99.7 million shares outstanding for Stone and (v) Expected Synergies based on estimates provided by JSC management. The summary reference range of implied exchange ratios resulting from the relative discounted cash flow analysis ranged from 0.68x to 1.05x without synergies and 1.13x to 1.44x with synergies.

     Merger Consequences Analysis. Due to the cyclicality of the industry, projections relating to the consequences of the Merger are not necessarily the reflection of actual results and such projections may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. Merrill Lynch examined the pro forma impact of the Merger on JSC's earnings per share based upon estimates of Stone projected financial performance prepared by Salomon Smith Barney research, and estimates of JSC projected financial performance and Expected Synergies prepared by the management of JSC. This analysis indicated that, compared to JSC management estimates for JSC, the Merger would be dilutive in fiscal year 1998, and highly accretive to JSC's earnings per share in each of fiscal years 1999 to 2001.

     Merrill Lynch also examined a street case pro forma impact of the Merger on JSC's earnings per share based upon estimates of Stone and JSC projected financial performance prepared by Salomon Smith Barney research and Expected Synergies prepared by the management of JSC. This analysis indicated that, compared to Salomon Smith Barney estimates for JSC, the Merger would be dilutive in fiscal year 1998 and highly accretive to JSC's earnings per share in 1999.

     Pursuant to a letter agreement between JSC and Merrill Lynch, JSC agreed to pay Merrill Lynch a fee of $10,000,000 contingent upon and payable in cash upon the consummation of (i) a merger, consolidation, reorganization or other business combination pursuant to which a majority of the business of Stone is combined with a majority of JSC, (ii) the acquisition by JSC, whether by tender or exchange offer, negotiated purchase or other means of a majority of the stock of Stone, or (iii) the acquisition by JSC of all or a substantial portion of the assets of Stone. Additionally, JSC agreed to reimburse Merrill Lynch for reasonable out-of-pocket expenses, including, without limitation, reasonable fees and disbursements of its legal counsel. JSC has also agreed to indemnify Merrill Lynch and certain related persons for certain liabilities related to or arising out of its engagement, including liabilities under the federal securities laws.

     JSC retained Merrill Lynch based upon Merrill Lynch's experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     Merrill Lynch has, in the past, provided financial advisory and financing services to JSC and Stone and/or its affiliates and may continue to do so and has received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of its business, Merrill Lynch and its affiliates may actively trade the debt and equity securities of JSC and Stone for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

OPINION OF FINANCIAL ADVISOR TO STONE

     Stone retained Salomon Brothers Inc and Smith Barney Inc., which subsequently merged to form Salomon Smith Barney Inc. (together with such predecessors, 'Salomon Smith Barney'), pursuant to a letter agreement dated December 1, 1997, as amended through the date of this Joint Proxy Statement/Prospectus (the 'Engagement Letter'), to render financial advisory and investment banking services to Stone in connection with a potential merger with JSC. Pursuant to the Engagement Letter, Salomon Smith Barney rendered an oral opinion to the Stone Board on May 10, 1998 (subsequently confirmed in writing, the 'Salomon Smith Barney May Opinion') to the effect that, based upon and subject to certain considerations, as of such date, the Exchange Ratio was fair, from a financial point of view, to the holders of Stone Common Stock. Salomon Smith Barney has confirmed the Salomon Smith Barney May Opinion with a written opinion dated the date of this Joint Proxy Statement/Prospectus (the 'Salomon Smith Barney Update Opinion'). In connection with the Salomon Smith Barney Update Opinion, Salomon Smith Barney updated certain of the analyses performed in connection with the Salomon Smith Barney May Opinion and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith.

     THE FULL TEXT OF THE SALOMON SMITH BARNEY UPDATE OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY SALOMON SMITH BARNEY, IS ATTACHED AS ANNEX F TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THE SUMMARY OF THE SALOMON SMITH BARNEY UPDATE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE SALOMON SMITH BARNEY UPDATE OPINION. NO LIMITATIONS WERE IMPOSED BY STONE OR THE STONE BOARD WITH RESPECT TO THE INVESTIGATIONS MADE OR PROCEDURES FOLLOWED BY SALOMON SMITH BARNEY IN RENDERING ITS OPINIONS. SALOMON SMITH BARNEY WAS NOT REQUESTED TO, NOR DID IT, SEEK ALTERNATIVE PARTICIPANTS FOR A PROPOSED TRANSACTION WITH STONE. STOCKHOLDERS ARE URGED TO READ THE SALOMON SMITH BARNEY UPDATE OPINION IN ITS ENTIRETY.

     In connection with rendering the Salomon Smith Barney Update Opinion, Salomon Smith Barney reviewed and analyzed, among other things, the following:
(i) the Merger Agreement, the Standstill Agreement (as amended, the 'Standstill Agreement') dated as of May 10, 1998 among JSG, MSLEF and JSC, the Voting Agreement (the 'Voting Agreement') dated as of May 10, 1998, as amended, among SIBV, MSLEF and Roger W. Stone, the Stock Purchase Agreement (the 'Stock Purchase Agreement') dated as of May 10, 1998 among SIBV, JSG, MSLEF, JSC and certain other parties and the Asset Purchase Agreement (the 'Asset Purchase Agreement') dated as of May 10, 1998 between Jefferson Smurfit Corporation (U.S.) ('JSCUS'), as buyer, and Smurfit Packaging Corporation, as seller; (ii) certain publicly available information concerning Stone, including the Annual Reports on Form 10-K of Stone for each of the years in the three year period ended December 31, 1997 and the Quarterly Reports on Form 10-Q of Stone for the quarters ended March 31, 1998 and June 30, 1998; (iii) certain internal information concerning the business and operations of Stone, furnished to Salomon Smith Barney by Stone for purposes of its analysis; (iv) certain publicly available information concerning the trading of, and the trading market for, Stone Common Stock; (v) certain publicly available information concerning JSC, including the Annual Reports on Form 10-K of JSC for each of the years in the three year period ended December 31, 1997 and the Quarterly Reports on Form 10-Q of JSC for the quarters ended March 31, 1998 and June 30, 1998; (vi) certain internal information concerning the business and operations of JSC, furnished to Salomon Smith Barney by JSC for purposes of its analysis;
(vii) certain publicly available information concerning the trading of, and the trading market for, the JSC Common Stock; (viii) certain publicly available information with respect to certain other companies that Salomon Smith Barney believed to be comparable to Stone or JSC and the trading markets for certain of such other companies' securities; (ix) certain publicly available information concerning the nature and terms of certain other transactions that Salomon Smith Barney considered relevant to its inquiry; (x) certain publicly available information, prepared by third parties, including equity research analysts, concerning the business, operations and financial prospects of Stone and JSC and the sectors in which they operate; and (xi) the October 2, 1998 draft of the joint proxy statement/prospectus to be used in connection with the Merger (the "Draft Proxy Statement"). Salomon Smith Barney also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that it deemed relevant. Salomon Smith Barney met with certain officers and employees of Stone and JSC to discuss the foregoing as well as other matters Salomon Smith Barney believed were relevant to its inquiry.

     In its review and analysis and in arriving at each opinion, Salomon Smith Barney assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it or publicly available and neither attempted independently to verify nor assumed any responsibility for verifying any of such information and further relied upon the assurances of the management of Stone that they are not aware of any facts that would make any of such information inaccurate or misleading. Salomon Smith Barney did not conduct a physical inspection of any of the properties or facilities of Stone or JSC nor did it make or obtain or assume any responsibility for making or obtaining any independent evaluations or appraisals of any of such properties or facilities. With respect to financial forecasts, Salomon Smith Barney relied on publicly available third party equity research forecasts, which had been approved by the management of Stone. Salomon Smith Barney expressed no view with respect to such projections or the assumptions on which they were based. Salomon Smith Barney further assumed that the Merger will be consummated in a timely manner and in accordance with the terms of the Merger Agreement.

     In conducting its analysis and arriving at its opinions, Salomon Smith Barney considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following: (1) the historical and current financial position and results of operations of Stone and JSC; (2) the business prospects of Stone and JSC; (3) the historical and current market for the Stone Common Stock, the JSC Common Stock and the equity securities of certain other companies that Salomon Smith Barney believed to be comparable to Stone or JSC; (4) the nature and terms of certain other transactions that Salomon Smith Barney believed to be relevant and (5) such other financial information set forth in the Draft Proxy Statement that Salomon Smith Barney believed to be relevant. Salomon Smith Barney also took into account its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuation generally. Salomon Smith Barney was not asked to consider, and its opinions do not address, the relative merits of the Merger as compared to any alternative business strategy that might exist for Stone. Salomon Smith Barney's opinions necessarily were based on conditions as they existed and could be evaluated on the respective dates thereof and Salomon Smith Barney assumed no responsibility to update or revise its opinions based upon circumstances or events occurring after such dates. Salomon Smith Barney's opinions do not constitute opinions or imply any conclusions as to the likely trading range for the JSC Common Stock following consummation of the Merger. Salomon Smith Barney's opinions were for the benefit of the Stone Board and management in their consideration of the Merger and were, in any event, limited to the fairness, from a financial point of view, of the Exchange Ratio and did not address Stone's underlying business decision to effect the Merger or constitute a recommendation of the Merger to Stone or a recommendation to any holder of Stone Common Stock as to how such holder should vote with respect to the Merger.

     In connection with rendering the Salomon Smith Barney May Opinion, Salomon Smith Barney made a presentation to the Stone Board on May 10, 1998, with respect to certain analyses performed by Salomon Smith Barney in evaluating the Exchange Ratio. The following is a summary of such Salomon Smith Barney presentation. The following quantitative information, to the extent it is based on market data, is based on market data as it existed at May 8, 1998 and is not necessarily indicative of current market conditions.

     Historical Premium and Multiple Analyses. Salomon Smith Barney reviewed certain historical financial and stock market data for Stone and JSC and analyzed certain premiums and multiples implied by such data.

     Salomon Smith Barney calculated the premiums to the market prices of Stone Common Stock at certain dates and for certain periods represented by the consideration implied by multiplying the Exchange Ratio by a range of share prices of JSC Common Stock. Using the then current JSC Common Stock price of $20.50 per share, and the $20.30 consideration per share of Stone Common Stock implied thereby, Salomon Smith Barney calculated the premiums implied by the Exchange Ratio. Salomon Smith Barney noted that the Exchange Ratio as of such date resulted in a premium of 12.8% to the last closing price of Stone Common Stock prior to the presentation (May 8, 1998), a 30.9% premium to the closing price of Stone Common Stock one day prior to the announcement that the parties were engaged in merger discussions (April 27, 1998), a 40.0% premium to the closing price of Stone Common Stock one week prior to such announcement (April 21, 1998), a 64.0% premium to the closing price of Stone Common Stock one month prior to the last close (April 8, 1998), a 68.2% premium to the closing price of Stone Common Stock three months prior to the last close (February 9, 1998), a 28.3% premium to the thirty calendar day closing average, a 51.7% premium to the ninety calendar day closing average, a 14.0% premium to the pre-announcement twelve month high (September 2, 1997) and a 110.9% premium to the pre-announcement twelve month low (April 30, 1997).

     Salomon Smith Barney also calculated the multiples of certain Stone financial data represented by the consideration implied by multiplying the Exchange Ratio by a range of share prices of JSC Common Stock. Salomon Smith Barney calculated the adjusted firm value of Stone (implied market capitalization, based on the $20.30 consideration per share of Stone Common Stock implied by multiplying the Exchange Ratio by the then current JSC Common Stock price of $20.50 per share, plus shares subject to options, net of option proceeds, plus net debt, minus the value of Stone's minority-owned equity investments) and the implied multiples of such adjusted firm value to earnings before interest, taxes, depreciation and amortization ('EBITDA') for each of the years 1995, 1998, 1999 and 2000 (utilizing equity research analyst estimates for 1998, 1999 and 2000) and for the normalized average of EBITDA for 1995 and 1997:
4.3x 1995 EBITDA (at a peak in the business cycle), 7.3x 1995 and 1997 normalized EBITDA, 12.0x 1998 expected EBITDA, 5.8x 1999 expected EBITDA and 4.3x 2000 expected EBITDA.

     The use of EBITDA as a tool in financial analyses is an accepted benchmark in the financial community, generally, and is a primary benchmark with respect to the forest products industry, in particular. It provides meaningful and useful information concerning the operating cash flow of a business and is frequently used in this context as a measure of the ability of an entity to service debt. Its use also facilitates comparisons between companies by focusing the comparison on the operating results of the businesses and minimizing the effects on the comparison of differences in non-operating aspects of the various businesses, such as leverage and treatment of fixed assets (e.g., owned or leased, depreciation methods). While EBITDA is used by the financial community for these purposes, it does not replace, and is not intended as an alternative to, GAAP earnings (loss) as a measure of financial performance, or GAAP cash flow as a measure of liquidity.

     The companies in this industry have experienced substantial cyclicality in the operations and financial results; accordingly, a comparison of the financial data of one year to another, or of one company to that of another from a different year, might be misleading if it did not take into account the point in the business cycle from which the data was derived. The analysis included herein attempts to recognize the cyclicality and to note, where relevant, that the data derives from a high point in the business cycle (e.g., Peak EBITDA) or has been 'normalized' by averaging across differing points in the business cycle.

     Historical Trading Ratio Analysis. Salomon Smith Barney also reviewed the daily closing prices of Stone Common Stock and JSC Common Stock during the period from April 29, 1997 through May 8, 1998 and the historical implied exchange ratios, determined by dividing the price per share of Stone Common Stock by the price per share of JSC Common Stock (the 'Historical Implied Exchange Ratio'), over such period. Salomon Smith Barney calculated that during the period the Historical Implied Exchange Ratio ranged from a high of 0.94 to a low of 0.67 with an average of 0.79. During the one-month period preceding May 8, 1998, the mean Historical Implied Exchange Ratio was 0.81. During the three-month period preceding May 8, 1998, the mean Historical Implied Exchange Ratio was 0.77. During the six-month period preceding May 8, 1998, the mean Historical Implied Exchange Ratio was 0.76. The ratio on May 8, 1998 was 0.88. Salomon Smith Barney noted that the Exchange Ratio is higher than any of the implied exchange ratios for the last twelve months ('LTM') based on daily closing prices of JSC and Stone.

     Comparable Companies Review. Salomon Smith Barney reviewed certain publicly available financial, operating and stock market information for Stone and eight other publicly-traded companies in the containerboard, corrugated containers, kraft paper and bags industry (Temple-Inland Inc., Weyerhaeuser Corp., International Paper, JSC, Gaylord Corp., Union Camp Corp., Willamette Industries Inc. and Georgia-Pacific Group (the 'Comparable Companies')). For each of the Comparable Companies, Salomon Smith Barney calculated the ratio of
(1) current firm value (market capitalization based on common stock price as of May 8, 1998 plus shares subject to options, net of option proceeds, plus net debt as of the latest available public financials) to EBITDA for each of the years 1995 through 2000 (utilizing equity research analyst estimates for 1998, 1999 and 2000) and for the normalized average of EBITDA for 1995 and 1997 and
(2) current common stock price to earnings per share ('EPS') for 1995, 1999 and 2000. For purposes of comparison, Salomon Smith Barney calculated similar ratios for Stone utilizing the following measures of current common stock price: the per share price ($20.30) derived from the Exchange Ratio multiplied by the last closing per share price of JSC Common Stock as of May 8, 1998; the last closing per share price of Stone Common Stock as of May 8, 1998 ($18.00); the last closing per share price of Stone Common Stock as of the day before the public announcement that Stone and JSC were engaged in merger discussions ($15.50); the last closing per share price of Stone Common Stock as of the day one week prior to such announcement ($14.50); and the average closing per share price of Stone Common Stock for the one-month period prior to such announcement ($12.86). Salomon Smith Barney also compared the implied multiples described in the fourth preceding paragraph to the mean of the multiples of firm value to EBITDA for such periods for the Comparable Companies (5.8x 1995 EBITDA, 7.9x 1995 and 1997 normalized EBITDA, 10.8x 1998 expected EBITDA, 6.4x 1999 expected EBITDA and 4.8x 2000 expected EBITDA). Salomon Smith Barney presented this analysis for comparison purposes, but did not utilize the Comparable Companies or their public market valuation multiples to derive an implied value per share of Stone Common Stock or an implicit exchange ratio range.

     Private Market Valuation -- Stone. Salomon Smith Barney determined a private market valuation range for Stone Common Stock and from such valuation range it calculated an implied exchange ratio range of Stone Common Stock to JSC Common Stock.

     In order to arrive at a private market valuation range for Stone Common Stock, Salomon Smith Barney started with an analysis of certain publicly available financial, operating and stock market information for nine selected merger or acquisition transactions in the paperboard industry announced since February 1989 (the 'Precedent Transactions'). The Precedent Transactions reviewed were International Paper/Weston Paper, Abitibi-Price Inc./ Stone-Consolidated Corporation, St. Laurent Paperboard/Chesapeakeboard Assets, Clayton Dubilier & Rice/Riverwood International, International Paper/Federal Paper, Manville Corp./Macon Kraft, Packaging Corp. of America/GP Valdosta & Tomahawk Mills, JSG & MSLEF/Jefferson Smurfit Corp. and Stone/Consolidated Bathurst. Salomon Smith Barney considered the Precedent Transactions to be reasonably similar to the Merger, but noted that information on precedent comparable transactions is scarce and inconsistent due to transactions occurring at different points in the business cycle, and due to differences in size, combination of businesses, transaction structure and form of consideration. Accordingly, the analysis of Precedent Transactions was not purely mathematical. Rather it involved complex considerations and judgments. For each transaction reviewed, Salomon Smith Barney established the point in the business cycle at which each transaction occurred, and calculated the premium paid in each transaction based on the market price of the acquired company three days before the announcement of the transaction and twenty days before such announcement and the multiples of (1) firm value to LTM revenues and EBITDA and (2) per share transaction price to LTM EPS.

     In order to determine a private market valuation of Stone, Salomon Smith Barney utilized a multiple range of 4.0x to 4.2x 1995 EBITDA (at a peak in the business cycle) and 6.5x to 7.5x 1995 and 1997 normalized EBITDA. This range was selected based on the range of multiples of firm value to LTM EBITDA in the Precedent Transactions (5.5x to 15.1x, with a median of 6.5x and average of 7.0x), as modified to reflect the excessive leverage of Stone. Using this range of multiples, Salomon Smith Barney derived an implied private market valuation range of approximately $16 to $21 for each share of Stone Common Stock. By dividing this implied private market valuation range by JSC Common Stock's public market price of $20.50 per share as of May 8, 1998, Salomon Smith Barney derived an implied exchange ratio range of 0.7683 to 1.0244.

     Sum of Parts Analysis -- Stone and JSC. Salomon Smith Barney reviewed certain financial and operating information for Stone and JSC in order to determine a range of values of the constituent businesses and equity investments of each entity. Salomon Smith Barney derived a value for the core consolidated containerboard, corrugated containers, kraft paper and bags assets of Stone and JSC by applying a multiple of 4.5x such assets' consolidated 1995 EBITDA (at a peak in their respective business cycles). Salomon Smith Barney added the value ranges of each entity's non-containerboard, corrugated containers, kraft paper and bags assets and equity investments. Salomon Smith Barney chose these value ranges based upon, among other things, the prices at which companies comparable to such assets or equity investments are valued in the public markets and, with respect to Stone's assets and equity investments, estimates of such values provided by the management of Stone. For Stone, Salomon Smith Barney also added net operating losses ('NOLs'), among other things. For each entity, Salomon Smith Barney then subtracted outstanding debt and preferred stock. Salomon Smith Barney also calculated Stone's value without regard to NOLs.

     Based on this analysis, Salomon Smith Barney derived an implied share price valuation range of approximately $18 to $22 per share for Stone and approximately $20 to $23 per share for JSC. Salomon Smith Barney also noted that the valuation ranges for Stone calculated by this method are not adjusted for the potential discount to Stone's value due to its excessive leverage. Using these per share valuation ranges, Salomon Smith Barney derived an implied exchange ratio range of 0.8609 to 1.0014.

     Discounted Cash Flow Analysis -- Stone and JSC. Salomon Smith Barney performed a discounted cash flow ('DCF') analysis to establish a range of equity value per share for Stone Common Stock. Free cash flow represented the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations. In the DCF for Stone, Salomon Smith Barney applied discount rates ranging from 10% to 12% to calculate (1) the present value of the projected unlevered free cash flows for fiscal years 1997 through 2001 and (2) the present value of the range of terminal values derived by applying a range of multiples between 6.5x and 8.5x to the average of Stone's EBITDA in 1997 and its projected EBITDA in 2000. From this calculation, Salomon Smith Barney derived a range of equity value per share for Stone of approximately $15 to $21.

     Salomon Smith Barney also performed a DCF analysis to establish a range of equity value per share for the JSC Common Stock. Applying the same discount rates ranging from 10% to 12% to calculate (1) the present value of the projected unlevered free cash flows for fiscal years 1997 through 2001 and (2) the present value of the range of terminal values by applying the same range of multiples between 6.5x and 8.5x to the average of JSC's EBITDA in 1997 and its projected EBITDA in 2000, Salomon Smith Barney derived a range of equity value per share for JSC of approximately $17 to $22.

     Using the equity value per share data described above, Salomon Smith Barney derived an implied exchange ratio range of 0.8786 to 0.9799.

     Salomon Smith Barney noted that the Exchange Ratio was at the high end of the implied exchange ratios derived by each of the three valuation analyses it performed. Salomon Smith Barney also noted that these valuation analyses had been performed without including any adjustment to value for the significant positive impact from operating synergies that are expected to result from the Merger. Salomon Smith Barney also noted, however, that the valuation was impacted by a recent increase in the price of each of Stone Common Stock and JSC Common Stock resulting from rumors about a potential deal and from the April 28, 1998 announcement confirming the effect of discussions between the two companies.

     Pro Forma Analysis of the Merger. Salomon Smith Barney analyzed the pro forma impact of the Merger on an EPS basis to Stone's and JSC's stockholders for 1998 through 2001. The analysis was performed utilizing stand-alone earnings estimated by an equity research analyst for the years 1998 through 2001 for Stone and JSC combined, taking into account the operating synergies expected to be derived from the Merger as estimated by Stone and assuming an interest expense reduction relating to Stone debt which will be refinanced. Based upon such analysis, the Merger would be accretive to Stone stockholders in 1998 (81.7%), 1999 (24.5%), 2000 (5.2%) and 2001 (17.3%) and would be dilutive to JSC stockholders in 1998 (-149.4%) and accretive to such stockholders in 1999 (13.3%), 2000 (34.8%) and 2001 (53.8%).

     Salomon Smith Barney also analyzed the potential pro forma impact of the Merger on Stone's credit statistics, assuming Stone's current debt would be refinanced at a 100 basis point reduction in interest expense and operating synergies would be achieved equal to Stone's management's estimates of $100 million in 1998, $200 million in 1999 and $350 million thereafter. Utilizing these assumptions, Salomon Smith Barney compared, for Stone on a stand-alone basis and for the merged entity on a pro forma basis, (1) the ratio of EBITDA to net interest for each of 1998 (1.0x and 1.6x, respectively), 1999 (2.1x and 3.0x, respectively), 2000 (3.0x and 4.7x, respectively) and 2001 (2.7x and 4.3x, respectively) and (2) the ratio of total debt to EBITDA for each of 1998 (9.3x and 6.8x, respectively), 1999 (4.4x and 3.5x, respectively), 2000 (3.1x and 2.2x, respectively) and 2001 (3.6x and 2.3x, respectively). Salomon Smith Barney noted that Stone could significantly accelerate the deleveraging of its balance sheet following the Merger.

     Salomon Smith Barney also analyzed the potential valuation impact of the operating synergies that are expected to result from the Merger. Using a range of multiples of 5.0x to 8.0x EBITDA and a range of pre-tax operating synergies of $250 million to $350 million, Salomon Smith Barney calculated the implied value per pro forma share following the Merger of the operating synergies as ranging from $5.45 to $12.20. Using a range of multiples of 7.0x to 10.0x EPS and a range of after-tax operating synergies of $153 million to $214 million, Salomon Smith Barney calculated the implied value per pro forma share following the Merger of the operating synergies as ranging from $4.65 to $9.31.

     The foregoing summary does not purport to be a complete description of the analyses performed by Salomon Smith Barney or of its presentations to the Stone Board. The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Salomon Smith Barney made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of the analyses and factors considered. Accordingly, Salomon Smith Barney believes that its analyses (and the summary set forth above) must be considered as a whole, and that selecting portions of such analyses and of the factors considered by Salomon Smith Barney, without considering all of such analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Salomon Smith Barney and its opinions. With regard to the comparable public company analysis and the comparable transaction analysis summarized above, Salomon Smith Barney selected comparable public companies on the basis of various factors, including the size of the public company and similarity of the line of business; however, no public company or transaction utilized as a comparison is identical to JSC or Stone, any business segment of JSC or Stone or the Merger. Accordingly, an analysis of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the Comparable Companies and other factors that could affect the transaction or public trading value of the Comparable Companies and transactions to which JSC and Stone, the business segments of JSC and Stone and the Merger are being compared. In its analyses, Salomon Smith Barney made numerous assumptions with respect to JSC, Stone, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of JSC and Stone. Any estimates contained in Salomon Smith Barney's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, none of JSC, Stone, the JSC Board, the Stone Board, Salomon Smith Barney or any other person assumes responsibility if future results or actual values differ materially from the estimates. Salomon Smith Barney's analyses were prepared solely as part of Salomon Smith Barney's analysis of the fairness of the Exchange Ratio and were provided to the Stone Board in that connection. The opinion of Salomon Smith Barney was one of the factors taken into consideration by the Stone Board in making its determination to approve the Merger Agreement and the Merger.

     Salomon Smith Barney is an internationally recognized investment banking firm engaged, among other things, in the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Stone selected Salomon Smith Barney to act as its financial advisor on the basis of Salomon Smith Barney's international reputation and Salomon Smith Barney's familiarity with Stone. Salomon Smith Barney or its affiliates had previously rendered investment banking and financial advisory services to Stone and JSC, for which such entity received customary compensation. In addition, in the ordinary course of its business, Salomon Smith Barney may trade the debt and equity securities of both JSC and Stone for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Pursuant to the Engagement Letter, Stone has agreed, among other things, to pay Salomon Smith Barney a fee, contingent upon consummation of the Merger, in the amount of $7,500,000. In addition, whether or not the Merger is consummated, Stone has agreed, pursuant to the Engagement Letter, to reimburse Salomon Smith Barney for all reasonable fees and disbursements of Salomon Smith Barney's counsel and all of Salomon Smith Barney's reasonable travel and other out-of-pocket expenses and to indemnify Salomon Smith Barney against certain liabilities and expenses relating to or arising out of its engagement, including certain liabilities under the federal securities laws.

     As noted under the caption 'The Merger -- Reasons for the Merger; Recommendations of the Boards of Directors,' the fairness opinion of Salomon Smith Barney was one of several factors considered by the Stone Board in determining to approve the Merger Agreement and the Merger. The Exchange Ratio was determined by arms'-length negotiations between Stone and JSC, in consultation with their respective financial advisors and other representatives, and was not established by such financial advisors.

                  VOTING COMMITMENTS FROM CERTAIN STOCKHOLDERS

     Concurrently with the execution of the Merger Agreement, SIBV and MSLEF, the two largest JSC stockholders, entered into separate agreements (the 'SIBV Support Agreement' and the 'MSLEF Support Agreement', respectively, and collectively the 'JSC Support Agreements') with Stone pursuant to which MSLEF and SIBV each agreed, subject to the exception described below, to vote all of the shares of JSC Common Stock beneficially owned by it on the Record Date in favor of the JSC Proposal. On the Record Date, SIBV and MSLEF beneficially owned sufficient shares of JSC Common Stock to approve the JSC Proposal without the vote of any other JSC stockholder.

     Also concurrently with the execution of the Merger Agreement, Roger W. Stone, the Chairman of the Board, President and Chief Executive Officer ('CEO') of Stone, entered into an agreement (the 'Stone Support Agreement' and collectively with the JSC Support Agreements, the 'Support Agreements') with JSC pursuant to which Mr. Stone agreed, subject to the exception described below, to vote all of the shares of Stone Common Stock beneficially owned by him on the Record Date in favor of (and to use reasonable best efforts to persuade members of his family to vote in favor of) the Stone Proposal. On the Record Date, Mr. Stone owned approximately 1.1% of the outstanding shares of Stone common stock, and members of Mr. Stone's family owned approximately 11.2% of the outstanding shares of Stone common stock.

     The following summary of the Support Agreements is qualified in its entirety by reference to the complete texts of the Support Agreements, which are incorporated by reference herein and attached as exhibits to the Registration Statement in which this Joint Proxy Statement/Prospectus is included.

     The Support Agreements (other than the MSLEF Support Agreement) do not permit, subject to the exception described below, the stockholder party thereto to directly or indirectly sell or otherwise dispose of its shares of JSC Common Stock or Stone Common Stock, as the case may be. The MSLEF Support Agreement contains no such restriction.

     The JSC Support Agreements provide that the obligations of each of SIBV and MSLEF to vote in favor of the JSC Proposal and, in the case of SIBV, to not sell or transfer its shares of JSC Common Stock will be suspended if the JSC Board does not recommend the JSC Proposal or modifies in a manner materially adverse to Stone, or withdraws, its recommendation of the JSC Proposal. The Stone Support Agreement provides that the obligations of Mr. Stone to vote in favor of the Stone Proposal and to not sell or transfer his shares of Stone Common Stock will be suspended if the Stone Board does not recommend the Stone Proposal or modifies in a manner materially adverse to JSC, or withdraws, its recommendation of the Stone Proposal.

     Each of the Support Agreements terminate upon the earlier of the (i) termination of the Merger Agreement and (ii) consummation of the Merger.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendations of the JSC Board and the Stone Board with respect to the Proposals, stockholders of JSC and Stone should be aware that certain directors and members of management of JSC and Stone have interests in the Merger that are in addition to their interests as stockholders of JSC or Stone generally. The JSC Board and the Stone Board were aware of such interests and considered them, among other matters, in approving the Merger.

INTERESTS OF STONE OFFICERS AND DIRECTORS

     SSCC Directors. The Merger Agreement provides that Roger W. Stone, as well as four additional persons designated by Stone (the 'Stone Designees'), are to become directors of the SSCC Board as of the Effective Time. At least two of the Stone Designees must be 'independent directors' (as defined in the Merger Agreement). The Stone Board has selected Dionisio Garza, Richard A. Giesen, Jerry K. Pearlman and Matthew S. Kaplan as its additional designees. Upon the election of such individuals, the SSCC Board will consist of 12 directors, 4 of whom were directors of Stone as of the date of the Merger Agreement. In addition, the SSCC Charter, the SSCC Bylaws and the Voting Agreement contain additional provisions relating to the renomination and election of directors, the filling of vacancies and certain other corporate governance and management matters. See 'Comparison of Stockholder Rights.'

     SSCC Executive Officers. The Merger Agreement provides that Roger W. Stone will serve as President and CEO of SSCC. Prior to the Effective Time, Mr. Stone will enter into an Employment Agreement (the 'Stone Employment Agreement') with SSCC effective as of the Effective Time. The Stone Employment Agreement will provide Mr. Stone with compensation and benefits no less favorable than he currently receives. In accordance with the terms of the Merger Agreement, the Stone Employment Agreement will provide that as CEO of SSCC, Mr. Stone will be the officer principally responsible for the day-to-day operations of SSCC and have general supervisory responsibilities with respect to the business affairs and officers of SSCC and will report directly to the SSCC Board. Mr. Stone's term as CEO will cease upon the SSCC Annual Meeting immediately following achievement of his 66th birthday. Stone has agreed to pay the legal expenses incurred by Mr. Stone in connection with the negotiation of the Stone Employment Agreement in an amount not to exceed $50,000.

     Stock Options. Pursuant to the plans under which they were issued, most outstanding Stone stock options vest and become exercisable as a result of the consummation of the Merger. With respect to those that do not, the Merger Agreement provides that all rights with respect to shares of Stone Common Stock pursuant to Stone stock options outstanding immediately prior to the Effective Time, regardless of the extent vested or exercisable, will vest and become exercisable and be converted into and become rights with respect to shares of SSCC Common Stock at the Effective Time. Accordingly, all unvested options listed in the table below will vest at the Effective Time. See 'Certain Provisions of the Merger Agreement -- Certain Covenants -- Stone Stock Options.'

     The five most highly compensated executive officers of Stone for the year ending December 31, 1997 had as of September 30, 1998 vested and unvested Stone stock options as follows:

                                                                                 UNVESTED       AVERAGE
NAME AND PRINCIPAL POSITION                                    VESTED OPTIONS    OPTIONS     EXERCISE PRICE
------------------------------------------------------------   --------------    --------    --------------
Roger W. Stone .............................................       170,560       896,143         $14.00
  Chairman, President & CEO
Randolph C. Read ...........................................        25,000       199,198         $13.04
  Senior Vice President
Harold D. Wright ...........................................        20,538       175,015         $13.25
  Senior Vice President
Matthew S. Kaplan ..........................................        35,081       222,084         $13.68
  Senior Vice President
Gordon L. Jones ............................................        15,523       120,024         $13.38
  Senior Vice President

     In addition, as of September 30, 1998, approximately 300 other present or former employees of Stone had, in the aggregate, 1,290,984 vested and 3,064,528 unvested Stone stock options to purchase 4,355,512 shares of Stone Common Stock at an average exercise price of $14.44 per share. No directors of Stone, other than Roger W. Stone, owned any Stone stock options as of September 30, 1998.

     Severance. Stone and certain of its corporate and divisional officers (including all executive officers named in the immediately preceding table) are parties to change in control agreements (the 'Change in Control Agreements') which will remain in effect following the Effective Time. These Change in Control Agreements by their terms are binding upon any successor to Stone. Among other things, the Change in Control Agreements provide for a lump sum payment based on a specified multiple of salary and bonus plus the payment of certain fringe benefits and, in Mr. Stone's case, payments providing for reimbursement of golden parachute excise taxes (the 'Stone Severance Benefit') in the event of a termination of employment of the officer by Stone without cause or by the officer for 'good reason' after a 'change in control' (as each term is defined in the Change in Control Agreement). The Merger will constitute a change in control under the Change in Control Agreements.

     The maximum Stone Severance Benefit, including the value of pension and welfare benefits, fringe benefits and perquisites payable under the Change in Control Agreements, which would be payable under the Change in Control Agreements to each of Stone's five most highly compensated executive officers in the event of termination of employment by Stone without 'cause' or resignation by the executive officer for 'good reason', without regard to any excise tax gross-up payments, based upon a $13 per share market price of Stone Common Stock is as follows:

                                                                                             MAXIMUM
                                                                                         AGGREGATE STONE
INDIVIDUAL                                                                              SEVERANCE BENEFIT
-------------------------------------------------------------------------------------   -----------------
Roger W. Stone ......................................................................      $ 4,781,175
  Chairman, President & CEO
Randolph C. Read ....................................................................      $ 1,387,162
  Senior Vice President
Harold D. Wright ....................................................................      $ 1,428,370
  Senior Vice President
Matthew S. Kaplan ...................................................................      $ 1,765,623
  Senior Vice President
Gordon L. Jones .....................................................................      $ 1,181,529
  Senior Vice President

     In addition, 41 other employees of Stone have executed Change in Control Agreements and would be entitled to a maximum aggregate Stone Severance Benefit in the event of a termination of employment by Stone without 'cause' or by the employee for 'good reason' following the Effective Time of approximately $22,976,316.

     Indemnification and Insurance. Under the Merger Agreement, SSCC has agreed to (or cause Stone to) (i) indemnify and hold harmless present or former directors or officers of Stone or its subsidiaries for all acts or omissions occurring prior to the Effective Time (including the transactions contemplated by the Merger Agreement) to the same extent such persons are indemnified and held harmless in Stone's restated certificate of incorporation or bylaws as of the date of the Merger Agreement and (ii) provide, for a period of six years after the Effective Time, an insurance and indemnification policy that provides Stone's officers and directors in office immediately prior to the Effective Time coverage substantially equivalent to Stone's policy in effect as of the date of the Merger Agreement; provided, however,that in no event will expenditures in any one year for such coverage exceed 300% of the annual premiums currently paid by Stone; provided, further, that if the annual premiums for such coverage exceed such amount, then a policy providing the best available coverage not exceeding such amount will be provided.

     See 'Certain Provisions of The Merger Agreement -- Certain
Covenants -- Benefits Continuation' for a description of the benefits provided by the Merger Agreement for employees of Stone generally.

INTERESTS OF JSC OFFICERS AND DIRECTORS

     SSCC Directors. The Merger Agreement provides that Michael W.J. Smurfit, Ray M. Curran, four additional persons designated by SIBV (the 'JSC Designees') and a person designated by MSLEF (the 'MSLEF Designee') are to become directors of the SSCC Board as of the Effective Time. At least two of the JSC Designees must be 'independent directors' (as defined in the Merger Agreement). SIBV has selected Dermot F. Smurfit, Richard W. Graham, Thomas A. Reynolds, III and James J. O'Connor as its additional designees and MSLEF has selected Alan E. Goldberg. Upon the election of such individuals, the SSCC Board will consist of 12 directors, 3 of whom were directors of JSC as of the date of the Merger Agreement. The Merger Agreement also provides that the MSLEF Designee will chair SSCC's compensation committee so long as MSLEF Beneficially Owns (as defined in the SSCC Bylaws) at least 1,000,000 shares of SSCC Common Stock. In addition, the SSCC Charter, the SSCC Bylaws and the Voting Agreement contain additional provisions relating to the renomination and election of directors, the filling of vacancies and certain other corporate governance and management matters. See 'Comparison of Stockholder Rights.'

     SSCC Executive Officers. The Merger Agreement provides that (i) Dr. Smurfit will serve as non-executive Chairman of the SSCC Board and will have general supervisory responsibilities with respect to the business affairs and officers of SSCC; (ii) Mr. Curran will serve as Executive Vice President-Deputy Chief Executive Officer ('EVP') and will be principally responsible for the development of SSCC's cost reduction and divestiture plan; and (iii) Patrick J. Moore will serve as Chief Financial Officer ('CFO').

     Stock Options. The Merger Agreement provides that all rights with respect to shares of JSC Common Stock pursuant to JSC stock options outstanding immediately prior to the Effective Time, regardless of the extent vested and exercisable, will vest and become exercisable at the Effective Time. Accordingly, all unvested options listed in the table below will vest at the Effective Time. See 'Certain Provisions of The Merger Agreement -- Certain Covenants -- JSC Stock Options.'

     The five most highly compensated executive officers of JSC for the year ending December 31, 1997 and the directors of JSC as of December 31, 1997 had as of September 30, 1998 vested and unvested JSC stock options as follows:

                                                                                 UNVESTED       AVERAGE
NAME AND PRINCIPAL POSITION                                    VESTED OPTIONS    OPTIONS     EXERCISE PRICE
------------------------------------------------------------   --------------    --------    --------------
Michael W.J. Smurfit, Chairman of the Board.................      1,026,000            0         $10.00
Richard W. Graham, President and CEO........................        377,500      422,500         $12.76
Patrick J. Moore, Vice President and CFO....................        146,500      178,500         $12.63
F. Scott Macfarlane, Vice President and General
  Manager -- Folding Carton and Boxboard Mill Division......         74,000       76,000         $11.88
David C. Stevens, Vice President and General
  Manager -- Smurfit Recycling Company......................         75,000       75,000         $12.17
Howard E. Kilroy, Director..................................        423,000            0         $10.00
James E. Terrill, Vice Chairman of the Board................        625,000      125,000         $12.06

     In addition, as of September 30, 1998, approximately 450 other present or former employees of JSC and JSG had, in the aggregate, 3,854,648 vested and 894,375 unvested JSC stock options to purchase 4,749,023 shares of JSC Common Stock at an average exercise price of $10.67 per share.

     Severance. JSC and certain of its officers (including all executive officers named in the immediately preceding table) are parties to Employment Security Agreements (the 'Severance Agreements') which will remain in effect following the Effective Time. Among other things, the Severance Agreements provide for a lump sum payment based on a specified multiple of salary and bonus plus the payment of certain fringe benefits (the 'JSC Severance Benefit') in the event of a termination of employment under certain circumstances within two years after a 'change in control' (as such term is defined in the Severance Agreement). The Merger will constitute a change in control under the Severance Agreements.

     The maximum JSC Severance Benefit, including the value of pension and welfare benefits, fringe benefits and perquisites payable under the Severance Agreements, which would be payable under the Severance Agreements to each of JSC's five most highly compensated executive officers in the event of termination of employment by JSC without 'cause' or resignation by the executive officer for 'good reason' is as follows:

                                                                                             MAXIMUM
                                                                                          AGGREGATE JSC
INDIVIDUAL                                                                              SEVERANCE BENEFIT
-------------------------------------------------------------------------------------   -----------------
Michael W.J. Smurfit, Chairman of the Board..........................................              N/A
Richard W. Graham, President and CEO.................................................      $ 3,637,882
Patrick J. Moore, Vice President and CFO.............................................      $ 1,369,481
F. Scott Macfarlane, Vice President and General Manager -- Folding Carton and
  Boxboard Mill Division.............................................................      $ 1,095,821
David C. Stevens, Vice President and General Manager -- Smurfit Recycling Company....      $   820,855

     In addition, 13 other officers of JSC have executed Severance Agreements and would be entitled to a maximum aggregate JSC Severance Benefit of up to $12,057,582 in the event of a termination of employment by JSC without 'cause' or by the employee for 'good reason' following the Effective Time.

INTERESTS OF CERTAIN JSC STOCKHOLDERS

     Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, MSLEF and certain other JSC stockholders who are parties thereto have agreed to sell in the aggregate 20,000,000 shares of JSC Common Stock to SIBV at a cash price of $25 per share with interest to the date of closing (and an additional cash payment, not to exceed $0.50 per share of JSC Common Stock, in an amount per share of JSC Common Stock equal to 25% of the excess of the market price for JSC Common Stock over $28.00 during a specified period after the closing of the stock purchase). In addition, JSC provides an indemnity in the Stock Purchase Agreement to MSLEF, SIBV, JSG, the other JSC stockholders who are party to the Stock Purchase Agreement and certain related parties of MSLEF and SIBV for losses arising out of or resulting from any claim based on or arising out of the Stock Purchase Agreement, the Merger Agreement or the transactions contemplated by the Merger Agreement. Consummation of the Merger is conditioned upon the simultaneous consummation of the transactions contemplated by the Stock Purchase Agreement. See 'Stock Purchase Agreement.'

     Registration Rights Agreement. In connection with the Merger Agreement, JSC, SIBV, MSLEF and certain other JSC stockholders associated with MSLEF have entered into a Registration Rights Agreement (the 'Registration Rights Agreement') dated as of May 10, 1998 that grants to SIBV, MSLEF and such other JSC stockholders (collectively, the 'Holders') certain rights to require that JSC register shares of JSC Common Stock acquired by them prior to May 10, 1998 or issued thereafter in respect of such shares (collectively, the 'Registrable Securities'). The Registration Rights Agreement, which replaces an existing registration rights agreement, becomes effective upon the closing of the Merger. The following summary of the Registration Rights Agreement is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, which is incorporated by reference herein and attached as an exhibit to the Registration Statement in which this Joint Proxy Statement/Prospectus is included.

     Under the Registration Rights Agreement and subject to certain limitations contained therein, each of SIBV and MSLEF is entitled to two demand registrations. MSLEF has the right to effect its two demand registrations before SIBV is allowed to effect a demand registration; provided that if the MSLEF demand registrations are not effected by the third anniversary of the Effective Time, SIBV is permitted to exercise its rights to request registration. The Registration Rights Agreement requires that each of SIBV's and MSLEF's demand registrations include at least 1,000,000 Registrable Securities. In addition, MSLEF has agreed in the Registration Rights Agreement to use reasonable best efforts to sell or cause to be sold in each of its demand registrations the lesser of (x) all Registrable Securities that it owns at the time of such demand registration and (y) all Registrable Securities which the managing underwriter advises MSLEF can be sold in such demand registration; provided that notwithstanding the foregoing, neither MSLEF nor any Morgan Holder (as defined in the Registration Rights Agreement) who has requested that its Registrable Securities be included in such demand registration will be under any obligation to sell its Registrable Securities pursuant to the first MSLEF demand registration if the price per share of JSC Common Stock on the NYSE or the Nasdaq on the effective date of the registration statement relating to such demand registration has decreased by 5% since the date on which MSLEF requested such demand registration.

     JSC is entitled to delay the filing or effectiveness of the foregoing demand registrations or to suspend sales under the registration statement relating to the foregoing demand registrations for one period of up to 90 days during any 270-day period during the term of the Registration Rights Agreement.

     Subject to certain exceptions specified therein, the Registration Rights Agreement also entitles each of SIBV, MSLEF and JSC to include shares for its own account or, in the case of JSC, for the account of any JSC stockholders other than the Holders, in the registrations initiated by the other parties; provided that SIBV is not permitted to exercise its 'piggyback' rights until the third anniversary of the Effective Time; provided, further, that each of SIBV, MSLEF and JSC has priority with respect to registrations initiated by it.

     In connection with any demand registration or piggyback registration, JSC will be responsible for all expenses incurred in connection with such registration, except that each Holder will pay any underwriting discounts or commissions that may be payable in connection with the sale of its Registrable Securities. In addition, JSC will indemnify each Holder and its affiliates against certain liabilities, including liabilities under the 1933 Act, or will contribute to payments the Holders may be required to make in respect thereof.

     The Registration Rights Agreement terminates, except with respect to rights to indemnification, upon the earlier to occur of the mutual agreement of the parties thereto and December 31, 2010. However, the rights and obligations of each of the Morgan Holders and the SIBV Holders (as defined in the Registration Rights Agreement) terminate when such Morgan Holders or SIBV Holders, as the case may be, cease to own, in the aggregate, at least 1,000,000 shares of JSC Common Stock.

     Asset Purchase Agreement. Pursuant to the Asset Purchase Agreement, JSCUS, a wholly owned subsidiary of JSC, has agreed to purchase from Smurfit Packaging Corporation, a wholly owned subsidiary of JSG, the No. 2 Linerboard Machine located at the Fernandina Beach, Florida paper mill and certain related assets (the 'Purchased Assets') for a purchase price of $175,000,000. The consummation of the purchase and sale of the Purchased Assets will take place on January 15, 1999, subject to the satisfaction or waiver of the conditions to closing contained in the Asset Purchase Agreement, or at such other time as the parties agree.

     If the Merger Agreement is terminated, JSCUS will be entitled, by delivery of notice (the 'Rescission Notice') within 30 days of termination of the Merger Agreement, to terminate the Asset Purchase Agreement (in the event that the transactions contemplated by the Asset Purchase Agreement have not yet been consummated), or to rescind the transactions contemplated thereby (in the event that the transactions contemplated by the Asset Purchase Agreement have been consummated). A decision as to whether JSCUS should deliver a Rescission Notice must be made by members of the JSC Board, other than members selected by SIBV pursuant to the Stockholders Agreement (as defined in the Asset Purchase Agreement).

     JSG -- SIBV Fee and Expense Reimbursement Letter. Pursuant to a letter dated May 10, 1998 from JSC to JSG and SIBV, JSC has agreed to pay up to $2.5 million of the fees of legal counsel to JSG and SIBV in connection with the transactions contemplated by the Merger Agreement and the Stock Purchase Agreement. JSC has also agreed in the letter to pay any and all amounts due to the financial advisor to SIBV, BT Wolfensohn, provided for in the letter agreement dated as of January 27, 1998 between SIBV and BT Wolfensohn and to assume all obligations regarding the payment of indemnity amounts provided for therein (except for any such amounts that have resulted from the bad faith or gross negligence of JSG or SIBV or any of their affiliates, other than JSC or its subsidiaries). The letter agreement provides for a fee of $7,500,000 and the reimbursement of BT Wolfensohn for expenses incurred in connection with the financial advisory assignment.

     Release Letter and Executive Bonus Program. Pursuant to a letter agreement dated October 2, 1998 between JSC and JSG, JSC has agreed to pay JSG or one of its subsidiaries, in consideration of JSG or one of its subsidiaries making Mr. Curran available to SSCC to serve as EVP, an amount not to exceed $6,500,000 in reimbursement of amounts paid by JSG or one of its subsidiaries (i) to Mr. Curran, in an amount not to exceed $1,500,000, or in relation to funding pension payments for him, in an amount not to exceed $2,400,000, in connection with these matters, or (ii) to Mr. Curran pursuant to the terms of a Long Term Incentive Plan dated as of July 1, 1996 between JSG and Mr. Curran. Such payments are conditioned on the closing of the Merger and Mr. Curran's availability to assume his duties with JSC.

     After the Effective time, it is expected that SSCC will adopt a bonus program to award certain members of senior management for their efforts in negotiating and consummating the Merger.

     Morgan Stanley Fee. Pursuant to a letter agreement dated May 1, 1998 between JSC and Morgan Stanley & Co. Incorporated ('MS&Co.'), JSC agreed to pay MS&Co. (for acting as financial advisor to MSLEF) upon consummation of the Merger a fee of $7,500,000 and to reimburse MS&Co. for expenses incurred in connection with the financial advisory assignment.

     Relationships with JSG and MSLEF. Michael W.J. Smurfit, who is currently the Chairman of the Board of JSC, is also Chairman of the Board of JSG. Howard
E. Kilroy, who is currently a director of JSC, is also a director of JSG. Messrs. Alan E. Goldberg, Leigh J. Abramson, Michael M. Janson and Michael C. Hoffman (collectively, the 'MS Directors'), who are currently directors of JSC, are also employees of MS&Co., an affiliate of The Morgan Stanley Leveraged Equity Fund II, L.P. and SIBV/MS Equity Investors, L.P. (collectively, the 'Funds'), and officers of the general partners of the Funds.

     Upon consummation of the Merger and the related stock purchase pursuant to the Stock Purchase Agreement, the general partners of the Funds may receive a portion of the Funds' profits on the sale to JSG based on the amount of the gains on the Funds' investments in JSC. The MS Directors' compensation depends in part on the profits received by the general partner of The Morgan Stanley Leveraged Equity Fund II, L.P.

     MacMillan-Bathurst Inc. On September 4, 1998, Stone announced that its Canadian subsidiary, Stone Container (Canada) Inc. ('Stone Canada') purchased a 50% partnership interest in MacMillan-Bathurst Inc. ('MBI'), a Canadian corrugated box company, from MacMillan Bloedel Inc. for $185 million (Cdn.). Stone Canada, which already owned 50% of MBI, immediately re-sold the newly-acquired 50% interest to a subsidiary of JSG.

     Certain Stockholder Rights. The SSCC Charter, the SSCC Bylaws and the Voting Agreement contain provisions relating to the nomination and election of directors, the filling of vacancies and certain other corporate governance and management matters. See 'Comparison of Stockholder Rights.'

     As of the date of this Joint Proxy Statement/Prospectus, JSG beneficially owns approximately 46.5% of the outstanding shares of JSC Common Stock, and MSLEF beneficially owns approximately 28.6% of the outstanding shares of JSC Common Stock.


               DIRECTORS AND MANAGEMENT OF SSCC AFTER THE MERGER

DIRECTORS

     The directors of SSCC following the Merger are expected to include the following individuals: Dr. Smurfit, Mr. Stone, Mr. Curran, Dr. Dermot Smurfit (a SIBV nominee), Richard W. Graham (a SIBV nominee), James J. O'Connor (a SIBV independent nominee), Thomas A. Reynolds, III (a SIBV independent nominee), Matthew S. Kaplan (a Stone nominee), Dionisio Garza (a Stone independent nominee), Richard A. Giesen (a Stone independent nominee), Jerry K. Pearlman (a Stone independent nominee) and Mr. Goldberg (the MSLEF nominee).

     Background information for the 12 individuals who will be members of the SSCC Board at the Effective Time follows:

          Dr. Smurfit, 61, has been Chairman and CEO of JSG since 1977 and has been Chairman of the Board of JSC since 1989. He was CEO of JSC prior to July 1990.

          Mr. Stone, 63, is Chairman of the Board, President and CEO of Stone. Mr. Stone is a director of Abitibi-Consolidated, Inc. and Venepal S.A.C.A., both affiliates of Stone (and, following the Merger, SSCC), and McDonald's Corporation, Morton International, Inc., Option Care, Inc., Continere Corporation and Autoliv, Inc.

          Mr. Curran, 52, is Finance Director of JSG. He has been the CFO of JSG since 1992.

          Dr. Dermot Smurfit, 53, has been Joint Deputy Chairman of JSG since January 1984 and World Vice President -- Marketing and Sales since July 1997. Prior to July 1997, he held various senior positions in JSG. Dr. Dermot Smurfit is also a member of the Board of the Confederation of European Paper Industries. Dr. Dermot Smurfit is a brother of Dr. Smurfit.

          Mr. Graham, 63, has been President and Chief Executive Officer of JSC since January 1997. He was President of JSC from July 1996 to December 1996 and Senior Vice President from February 1994 to July 1996. Prior to 1994, he held various positions in the Folding Carton and Boxboard Mill Division, including Vice President and General Manager from February 1991 to January 1994. Mr. Graham also serves as a director of Mercantile Bank of St. Louis N.A.

          Mr. O'Connor, 61, is the former Chairman and Chief Executive Officer of Unicom Corporation and its subsidiary, Commonwealth Edison Company. He is a director of American National Can Company, Corning Incorporated, First Chicago NBD Corporation, The First National Bank of Chicago, The Tribune Company, United Airlines, The Chicago Board of Trade and various other Chicago businesses, cultural and charitable organizations.

          Mr. Reynolds, 45, has been a Partner with Winston & Strawn, a law firm that regularly represents JSC on numerous matters, since 1984. Mr. Reynolds is an adjunct faculty member in trial advocacy at Northwestern University School of Law. Mr. Reynolds also serves as a director of Georgetown University.

          Matthew S. Kaplan, 41, has been Senior Vice President North American Operations of Stone since April, 1997. Previously, Mr. Kaplan was Senior Vice President and General Manager, Stone Corrugated Container Division since June, 1993 and prior to that Vice President and General Manager, Stone Retail Bag Division since May, 1990. Mr. Kaplan is the son-in-law of Roger W. Stone.

          Dionisio Garza, 44, is Chairman of the Board and Chief Executive Officer of Alfa, S.A. de C.V., since 1994. He has been Chairman and CEO since 1994. Previously, Mr. Garza was President of Sigma Alimentos, S.A. de C.V. from 1990 to 1993. Mr. Garza is a director of Vitro, S.A., Grupo Financiero Serfin, S.A., Grupo Financiero Bancomer, S.A., Cydsa, S.A., Cementos Mexicanos, S.A., Seguros Comercial America, S.A., Afore Banamex, S.A. de C.V., Hylsamex, S.A. de C.V. and Sigma Alimentos, S.A. de C.V.

          Richard A. Giesen, 68, Chairman of the Board and CEO of Continental Glass & Plastic, Inc. Mr. Giesen is a director of GATX Corporation and Chairman and CEO of Continere Corporation.

          Jerry K. Pearlman, 59, is the retired Chairman of the Board and CEO of Zenith Electronics Corporation. Mr. Pearlman is a director of Ryerson-Tull, Inc., Royal Packaging Industries Van Lier NV and Parsons Group L.L.C.

          Mr. Goldberg, 44, is Head of Morgan Stanley Dean Witter Private Equity and has been a Managing Director of Morgan Stanley & Co. Incorporated since 1988. Mr. Goldberg serves as a Director of Amerin Corporation, Catalytica, Inc., CIMIC Holdings Limited, Direct Response Corporation, Equant, N.V. and several private companies.

SENIOR EXECUTIVES

     The senior management team of SSCC following the Merger is expected to include the following individuals from JSC and Stone:

                                          SSCC POSITION                      CURRENT POSITION
                               -----------------------------------  -----------------------------------
Roger W. Stone...............  President and Chief Executive        Chairman of the Board, President
                               Officer                              and Chief Executive Officer of
                                                                    Stone

Ray M. Curran................  Executive Vice President, Deputy     Finance Director of JSG (in
                               Chief Executive Officer              connection with the Merger and
                                                                    assuming his duties with SSCC, Mr.
                                                                    Curran will resign from his
                                                                    position with JSG)

Patrick J. Moore.............  Vice President and Chief Financial   Vice President and Chief Financial
                               Officer                              Officer of JSC

                   CERTAIN PROVISIONS OF THE MERGER AGREEMENT

GENERAL

     The Merger Agreement contemplates the merger of Sub with and into Stone, with Stone surviving the Merger as a subsidiary of JSC (which will be renamed Smurfit-Stone Container Corporation). The Merger will become effective in accordance with the Certificate of Merger to be filed with the Secretary of State of the State of Delaware. It is anticipated that such filing will be made immediately after the Closing (as defined in the Merger Agreement), which Closing, in turn, should occur as soon as practicable after the last of the conditions precedent to the Merger set forth in the Merger Agreement has been satisfied or waived. The Merger Agreement obligates JSC to have the shares of JSC Common Stock to be issued in connection with the Merger approved for listing on the NYSE or approved for quotation on the Nasdaq, in each case subject to official notice of issuance, prior to the Effective Time. The following description of the Merger Agreement is qualified by reference to the complete text of the Merger Agreement, which is incorporated by reference herein and attached hereto as Annex A.

CONSIDERATION TO BE RECEIVED IN THE MERGER

     At the Effective Time, (a) each issued and outstanding share of Stone Common Stock, together with any associated Right (as defined in the Merger Agreement) (other than shares to be canceled pursuant to clause (b) immediately below), will be converted into 0.99 of a share of JSC Common Stock (with cash being paid in lieu of any fractional shares of JSC Common Stock that would otherwise be issuable), (b) each share of Stone Common Stock, together with any associated Right, owned by JSC or any of its wholly owned Subsidiaries or held in the treasury of Stone will be canceled and retired and (c) each issued and outstanding share of Stone Series E Preferred Stock will remain outstanding and be convertible pursuant to its terms into the number of shares of JSC Common Stock that its holder would have received in the Merger had such holder converted such share of Stone Series E Preferred Stock immediately prior to the Effective Time.

EXCHANGE OF SHARES

     Subject to the terms and conditions of the Merger Agreement, at or prior to the Effective Time, JSC will deposit with an exchange agent designated by JSC and reasonably acceptable to Stone (the 'Exchange Agent') certificates representing the shares of JSC Common Stock issuable in exchange for the outstanding shares of Stone Common Stock and will from time to time deposit cash in an amount required to be paid for fractional shares of JSC Common Stock and dividends and other distributions on the JSC Common Stock. Commencing immediately after the Effective Time, holders of Stone Common Stock may surrender their certificates to the Exchange Agent (or, if at the time of such surrender there is no Exchange Agent, to JSC directly). In exchange for such share certificates, holders will receive JSC Common Stock certificates representing such number of shares as described under ' -- Consideration to be Received in the Merger.' Holders of unexchanged shares of Stone Common Stock will not be entitled to receive any dividends or other distributions payable by JSC until their certificates are surrendered. Upon surrender, however, subject to applicable laws, such holders will receive accumulated dividends and distributions, without interest, together with cash in lieu of fractional shares.

     No fractional shares of JSC Common Stock will be issued to holders of Stone Common Stock. For each fractional share that would otherwise be issued, the Exchange Agent will pay the holder thereof by check an amount equal to such fractional part of a share of JSC Common Stock multiplied by the last reported sale price of JSC Common Stock, as reported on the NYSE or the Nasdaq, as the case may be, on the last full trading day immediately preceding the Closing Date (as defined in the Merger Agreement).

SSCC FOLLOWING THE MERGER

     Name. The Merger Agreement provides that at the Effective Time JSC will be renamed Smurfit-Stone Container Corporation.

     Headquarters. The Merger Agreement provides that the corporate headquarters of SSCC will be located in Chicago, Illinois.

     Board. See 'Directors and Management of SSCC After the Merger.'

     Management. See 'Directors and Management of SSCC After the Merger.'

     Committees. See 'Comparison of Rights of Stockholders -- Comparison of Rights of JSC Stockholders Currently and Following the Merger -- Board Committees' and 'Comparison of Rights of Stockholders -- Comparison of Rights of JSC Stockholders Currently and Following the Merger -- Management Committees.'

     Amendments to the JSC Certificate of Incorporation. The Merger Agreement provides that JSC will cause the JSC Certificate of Incorporation to be restated as of the Effective Time to read in full as set forth in Annex B to this Joint Proxy Statement/Prospectus. For a summary of certain provisions of the SSCC Charter (including the amendments to the JSC Certificate of Incorporation contemplated by the Merger Agreement) and of the rights of SSCC stockholders thereunder, see 'Comparison of Stockholder Rights.'

     Amendments to the JSC Bylaws. The Merger Agreement provides that JSC will cause the JSC Bylaws to be amended and restated as of the Effective Time to read in full as set forth in Annex C to this Joint Proxy Statement/Prospectus. These amendments, among other things, implement certain governance arrangements relating to Board composition, Board and other committees, management and certain related matters. For a summary of certain provisions of the SSCC Bylaws (including the amendments to the JSC Bylaws contemplated by the Merger Agreement) and the rights of the SSCC stockholders thereunder, see 'Comparison of Stockholder Rights.'

CERTAIN REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains certain reciprocal representations and warranties of JSC and Stone as to, among other things, due organization and good standing, corporate authority to enter into the contemplated transactions, conflicts with organizational documents and material agreements, capitalization, ownership of subsidiaries and other investments, recent reports filed with the SEC, financial statements, undisclosed liabilities, litigation, material changes or events, compliance with laws, contractual defaults, tax matters, intellectual property, environmental matters, employee benefits matters, information supplied for use in this Joint Proxy Statement/Prospectus and required stockholder approvals. Many of these representations and warranties are qualified by 'Material Adverse Effect', which for purposes of the Merger Agreement means with respect to JSC or Stone, as the case may be, a material adverse effect on the business, properties, assets, liabilities (contingent or otherwise) or financial condition of JSC and its Subsidiaries, taken as a whole, or Stone and its Subsidiaries, taken as a whole, as the case may be, or on the ability of JSC or Stone, as the case may be, to perform its obligations under or to consummate the transactions contemplated by the Merger Agreement, other than effects caused by (x) changes resulting from the announcement of the Merger Agreement and the proposed consummation of the Merger and the other transactions contemplated by the Merger Agreement or (y) changes resulting from conditions affecting the containerboard or newsprint industries generally. None of the representations and warranties contained in the Merger Agreement will survive the Effective Time.

CERTAIN COVENANTS

     Conduct of Business Pending the Merger. Pursuant to the Merger Agreement, Stone has agreed that from the date of the Merger Agreement until the Effective Time, except as set forth in its disclosure schedule or as otherwise expressly contemplated by the Transaction Agreements (as defined in the Merger Agreement) or with the prior written consent of JSC, Stone and its Subsidiaries (as defined in the Merger Agreement) will conduct their business in the ordinary course consistent with past practice and will use their reasonable best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date of the Merger Agreement until the Effective Time, except as set forth in its disclosure schedule or as expressly contemplated by the Transaction Agreements, without the prior written consent of JSC, Stone has agreed in the Merger Agreement that it will not, and will not permit any of its Subsidiaries to:

          (a) adopt or propose any change in its certificate of incorporation or bylaws or equivalent documents;

          (b) amend any material term of any outstanding security of Stone or any of its Subsidiaries;

          (c) merge or consolidate with any other person;

          (d) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, (i) any shares of capital stock of Stone or any of its Subsidiaries (other than the issuance of shares by a wholly owned Subsidiary of Stone to Stone or another wholly owned Subsidiary of Stone), or securities convertible or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, or any other ownership interest of Stone or any of its Subsidiaries or (ii) except in the ordinary course of business and in a manner consistent with past practice, any property or assets (including, without limitation, by merger, consolidation, spinoff or other dispositions of stock or assets) of Stone or any of its Subsidiaries, except in the case of either clause
     (i) or (ii), (A) the issuance of shares of Stone Common Stock upon the exercise of Stone stock options or the conversion or exchange of Stone's outstanding convertible preferred stock or convertible debt, (B) the award of options in connection with promotions and new employee hires in the ordinary course of business and consistent with past practice, (C) pursuant to contracts or agreements in force at the date of the Merger Agreement, (D) sales, transfers or dispositions of receivables in connection with the securitization of such receivables, (E) the calling for redemption of Stone's 8 7/8% Convertible Senior Subordinated Notes or
     (F) sales or other dispositions of property and assets of Stone and its Subsidiaries listed in its disclosure schedule in an aggregate amount that does not exceed $390,000,000 less the amount of indebtedness for borrowed money incurred by Stone and its Subsidiaries pursuant to clause (i)(ii)(B) of this covenant (except to the extent that the proceeds from such indebtedness to be incurred under such clause (i)(ii)(B) will be used to repay borrowings under clause (i)(ii)(C)(y) of this covenant) or pursuant to clause (i)(ii)(C)(y) of this covenant; provided that the proceeds of these sales or other dispositions are used by Stone to make payments on its senior debt;

          (e) create or incur any material Lien (as defined in the Merger Agreement) on any material asset other than in the ordinary course of business and consistent with past practice;

          (f) make any material loan, advance or capital contributions to or investments in any person other than loans, advances or capital contributions to or investments in wholly owned Subsidiaries of Stone made in the ordinary course and consistent with past practice;

          (g) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary of Stone to Stone or to any other direct or indirect wholly owned Subsidiary of Stone in the ordinary course and consistent with past practice and except for the regular quarterly cash dividend of $0.4375 per share of Stone Series E Preferred Stock together with any accrued but unpaid dividends in respect of prior quarters) or enter into any agreement with respect to the voting of its capital stock;

          (h) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, except in connection with (x) conversions of Stone Series E Preferred Stock by the holders thereof and (y) any redemption of the Rights during the ten business days prior to the Effective Time (which redemption will be in the sole discretion of Stone);

          (i) (i) acquire (including, without limitation, by merger, consolidation, spinoff or acquisition of stock or assets) any interest in any person or any division thereof (other than a wholly owned Subsidiary) or any assets, other than acquisitions of assets in the ordinary course of business and consistent with past practice and any other acquisitions for consideration that does not exceed $3,000,000 individually or $15,000,000 in the aggregate, (ii) incur any indebtedness for borrowed money or guarantee such indebtedness of another person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of Stone or any of its Subsidiaries, except for (A) indebtedness for borrowed money incurred in the ordinary course of business and consistent with past practice or in connection with transactions otherwise permitted under this covenant, (B) other indebtedness for borrowed money with a maturity of not more than 1 year in a principal amount not, in the aggregate, in excess of $100,000,000, less amounts borrowed under clause (C)(y) below (except that such reduction will not apply to the extent that the proceeds from such indebtedness to be incurred under this clause (B) will be used to repay borrowings under clause (C)(y) below) and (C) other indebtedness for borrowed money incurred under Stone's revolving credit agreement for (x) working capital purposes and for (y) the repayment of any of the outstanding senior debt of Stone and its Subsidiaries, (iii) terminate, cancel, waive any rights under or request any material change in, or agree to any material change in, any Stone Material Contract (as defined in the Merger Agreement) or, except in connection with transactions permitted under this paragraph (i), enter into any contract or agreement material to the business, results of operations or financial condition of Stone and its Subsidiaries, taken as a whole, in either case other than in the ordinary course of business and consistent with past practice, (iv) make or authorize any capital expenditure, other than capital expenditures that are not, in the aggregate, in excess of $25,000,000 from the date of the Merger Agreement through June 30, 1998 and $37,500,000 during any calendar quarter thereafter, for Stone and its Subsidiaries, taken as a whole; provided that any capital expenditure allowance unused during any period may be carried forward to increase the capital expenditure allowance for the succeeding period or (v) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this paragraph (i);

          (j) take any action with respect to accounting policies or procedures, other than actions in the ordinary course of business and consistent with past practice or except as required by changes in generally accepted accounting principles;

          (k) make any material Tax (as defined in the Merger Agreement) election or take any position on any Tax Return (as defined in the Merger Agreement) filed on or after the date of the Merger Agreement or adopt any method therefor that is inconsistent with elections made, positions taken or methods used in preparing or filing similar Tax Returns in prior periods;

          (l) except as may be required by contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of the Merger Agreement, (i) increase the compensation payable or to become payable to its officers or employees (except for increases in the ordinary course of business and consistent with past practice in salaries or wages of employees of Stone or any of its Subsidiaries), (ii) establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except as contemplated by the Merger Agreement or to the extent required by applicable law or the terms of a collective bargaining agreement, (iii) increase the benefits payable under any existing severance or termination pay policies or employment or other agreements or (iv) take any affirmative action to accelerate the vesting of any stock-based compensation;

          (m) take any action that, individually or in the aggregate, would reasonably be expected to make any representation and warranty of Stone under the Merger Agreement untrue in any material respect at, or as of any time prior to, the Effective Time; or

          (n) agree or commit to do any of the foregoing.

     Pursuant to the Merger Agreement, JSC has also agreed to a covenant that imposes restrictions on the conduct of its business from the date of the Merger Agreement until the Effective Time. JSC's conduct of business covenant is the same as Stone's conduct of business covenant in all material respects.

     No Solicitation of Transactions. Pursuant to the Merger Agreement, each of JSC and Stone has agreed that it will not, nor will it permit any of its Subsidiaries to, nor will it authorize or permit any officer, director or employee or any investment banker, attorney, accountant, agent or other advisor or representative of Stone or JSC, as the case may be, or any of their respective Subsidiaries to, (i) solicit, initiate or knowingly encourage the submission of any Takeover Proposal (as defined below), (ii) enter into any agreement with respect to a Takeover Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that to the extent required by the fiduciary obligations of the Board of Directors of Stone or JSC, as the case may be, as determined in good faith by a majority of the members thereof (after consultation with outside legal counsel), such party may, in response to unsolicited requests therefor, participate in discussions or negotiations with, or furnish information pursuant to a confidentiality agreement no less favorable to such party than the confidentiality agreement between JSC and Stone to, any person who indicates a willingness to make a Superior Proposal (as defined below). For all purposes of the Merger Agreement, 'Takeover Proposal' means any proposal for a merger, consolidation, share exchange, business combination or other similar transaction involving Stone or JSC, as the case may be, or any of their respective Significant Subsidiaries (as defined in the Merger Agreement) or any proposal or offer to acquire, directly or indirectly, an equity interest in, any voting securities of, or a substantial portion of the assets of, Stone or JSC, as the case may be, or any of their respective Significant Subsidiaries, other than the transactions contemplated by the Merger Agreement or the transactions contemplated by Stone's disclosure schedule.

     The Merger Agreement also provides that neither the Stone Board nor any committee thereof will (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to JSC or Sub, the approval or recommendation by the Stone Board or any such committee of the Merger Agreement or the Merger or the amendments to the Stone restated certificate of incorporation contemplated by the Merger Agreement or (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal. The Merger Agreement further provides that neither the JSC Board nor any committee thereof will (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Stone, the approval or recommendation by the JSC Board or any such committee of the issuance of shares of JSC Common Stock in the Merger or the amendments to the JSC certificate of incorporation contemplated by the Merger Agreement or (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal. Notwithstanding the foregoing, the Merger Agreement does permit each of the JSC and Stone Boards (i) to the extent required by its fiduciary obligations, as determined in good faith by a majority of the members thereof (after consultation with outside legal counsel), to approve or recommend a Superior Proposal (and, in connection therewith, withdraw or modify its approval or recommendation of the Merger Agreement or the Merger or the amendments to the Stone restated certificate of incorporation contemplated by the Merger Agreement (in the case of Stone) and the issuance of shares of JSC Common Stock in the Merger or the amendments to the JSC certificate of incorporation contemplated by the Merger Agreement (in the case of JSC)) and (ii) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the 1934 Act with regard to a Takeover Proposal. For all purposes of the Merger Agreement, 'Superior Proposal' means a bona fide written proposal made by a third party to acquire Stone or JSC, as the case may be, pursuant to a tender or exchange offer, a merger, a share exchange, a sale of all or substantially all its assets or otherwise on terms which a majority of the members of the Stone Board or JSC Board, as the case may be, determines in good faith (taking into account the advice of independent financial advisors) to be more favorable to Stone or JSC, as the case may be, and their respective stockholders than the Merger (and any revised proposal made by the other party to the Merger Agreement) and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Stone Board or JSC Board, as the case may be.

     Stone and JSC have each agreed in the Merger Agreement to notify the other party promptly (but in no event later than 24 hours) after receipt by Stone or JSC (or its advisors), respectively, of any Takeover Proposal or any request for nonpublic information in connection with a Takeover Proposal or for access to the properties, books or records of such party by any person or entity that informs such party that it is considering making, or has made, a Takeover Proposal. The Merger Agreement specifies that such notice to the other party will be made orally and in writing and will indicate the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. Such party will keep the other party informed, on a current basis, of the status and details (including amendments or proposed amendments) of any such Takeover Proposal or request and the status of any negotiations or discussions.

     Indemnification and Insurance. See 'Interests of Certain Persons in the Merger -- Interests of Stone Officers and Directors -- Indemnification and Insurance.'

     Stone Stock Options. The Merger Agreement provides that at the Effective Time, each Stone stock option outstanding immediately prior to the Effective Time, regardless of the extent vested and exercisable, will vest and become exercisable and will be amended and converted into an option to acquire, on the same terms and conditions as were applicable under the Stone stock option, the number of shares of JSC Common Stock (rounded down to the nearest whole share) determined by multiplying the number of shares of Stone Common Stock subject to such Stone stock option by the Exchange Ratio, at a price per share of JSC Common Stock equal to (A) the aggregate exercise price for the shares of Stone Common Stock otherwise purchasable pursuant to such Stone stock option divided by (B) the aggregate number of shares of JSC Common Stock deemed purchasable pursuant to such Stone stock option (rounded up to the nearest whole cent).

     JSC Stock Options. The Merger Agreement provides that at the Effective Time, each then outstanding JSC stock option granted under the JSC Amended and Restated 1992 Stock Option Plan, regardless of the extent vested and exercisable, will vest and become exercisable.

     Benefits Continuation. For not less than one year following the Effective Time, JSC has agreed in the Merger Agreement that it will maintain, or will cause Stone and its Subsidiaries to maintain, compensation and employee benefits plans and arrangements for employees of Stone and its Subsidiaries ('Affected Employees') that are, in the aggregate, no less favorable than as provided under the Stone compensation and employee benefits plans and arrangements as in effect on the date of the Merger Agreement. For not less than one year following the Effective Time, JSC has also agreed in the Merger Agreement that it will maintain, or will cause Stone and its Subsidiaries to maintain, for Affected Employees, welfare benefit plans that are, on an individual basis, no less favorable than as provided under specified Stone welfare benefit plans. JSC has further agreed that, for not less than one year following the Effective Time, JSC will provide, or will cause Stone and its Subsidiaries to provide, severance pay and other severance benefits to each Affected Employee as of the Effective Time that are no less favorable than under the Stone employee plans and current practices of Stone as in effect as of the date of the Merger Agreement.

     Stock Purchase Agreement. JSC has agreed in the Merger Agreement that it will not amend, modify or waive any provision of the Stock Purchase Agreement or agree to terminate the Stock Purchase Agreement, in each case without the consent of Stone.

     Other Covenants. The Merger Agreement contains certain other covenants including covenants relating to preparation and distribution of this Joint Proxy Statement/Prospectus, coordination of stockholders' meetings, access to information, mutual notification of certain events, public announcements and cooperation regarding filings with governmental and other agencies and organizations. In addition, the Merger Agreement contains a general covenant requiring each of the parties thereto to use its best efforts to effect the consummation of the Merger.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

     Conditions to Each Party's Obligations to Effect the Merger. Each party's obligation to consummate the Merger and the transactions contemplated by the Merger Agreement is subject to the satisfaction of the following conditions:

          (a) Stockholder Approvals. (i) The Merger Agreement and the Merger and the amendments to the Stone restated certificate of incorporation contemplated by the Merger Agreement having been approved and adopted by the Stone stockholders and (ii) the issuance of the shares of JSC Common Stock in the Merger and the amendments to the JSC certificate of incorporation contemplated by the Merger Agreement having been approved by the JSC stockholders.

          (b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint prohibiting consummation of the Merger being in effect.

          (c) Listing or Quotation of Stock. The shares of JSC Common Stock to be issued in the Merger having been approved for listing on the NYSE or approved for quotation on the Nasdaq, subject to official notice of issuance.

          (d) Consummation of Stock Purchase. The consummation of the stock purchase pursuant to the Stock Purchase Agreement occurring concurrently with consummation of the Merger.

     The condition described above under clause (d) may not be waived without the express written consent of JSG and MSLEF, who are third party beneficiaries of the condition.

     Additional Conditions to Obligations of JSC. The obligation of JSC and Sub to consummate the Merger and the transactions contemplated by the Merger Agreement is subject to the satisfaction of each of the following additional conditions, any of which may be waived in writing exclusively by JSC:

          (a) Representations and Warranties. The representations and warranties of Stone set forth in the Merger Agreement that are qualified as to Stone Material Adverse Effect being true and correct as of the Closing Date and the representations and warranties that are not so qualified, taken together, being true and correct in all material respects, in each case as though made on and as of the Closing Date (except to the extent any such representation or warranty expressly speaks as of an earlier date).

          (b) Performance of Obligations. Stone having performed in all material respects each obligation and agreement and having complied in all material respects with each covenant required to be performed and complied with by it under the Merger Agreement at or prior to the Effective Time.

     Additional Conditions to Obligations of Stone. The obligation of Stone to effect the Merger is subject to the satisfaction of each of the following additional conditions, any of which may be waived in writing exclusively by
Stone:

          (a) Representations and Warranties. The representations and warranties of JSC set forth in the Merger Agreement that are qualified as to JSC Material Adverse Effect being true and correct as of the Closing Date and the representations and warranties that are not so qualified, taken together, being true and correct in all material respects, in each case as though made on and as of the Closing Date (except to the extent any such representation or warranty expressly speaks as of an earlier date).

          (b) Performance of Obligations. JSC having performed in all material respects each obligation and agreement and having complied in all material respects with each covenant required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time.

          (c) Tax Opinion. Stone having received a written opinion from Sidley & Austin, counsel to Stone, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of
     Section 368(a) of the Code.

TERMINATION

     The Merger Agreement may be terminated at any time prior to the Effective Time (with respect to clauses (b) through (m) below, by written notice by the terminating party to the other party), whether before or after approval of the matters presented in connection with the Merger by the stockholders of JSC or the stockholders of Stone:

          (a) by mutual written consent of JSC and Stone; or

          (b) by either JSC or Stone, if the Merger has not been consummated by December 31, 1998 (the 'End Date'); provided, however, that the right to terminate the Merger Agreement under this clause (b) will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before the End Date; or

          (c) by either JSC or Stone, if a court of competent jurisdiction or other Governmental Authority has issued a final, non-appealable order, decree or ruling, or taken any other action, that has the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

          (d) by either JSC or Stone (i) if, at the Stone Stockholders' Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of Stone in favor of the Merger Agreement and the Merger and the amendments to the Stone restated certificate of incorporation contemplated by the Merger Agreement is not obtained or (ii) if, at the JSC Stockholders' Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of JSC in favor of the issuance of shares of JSC Common Stock in the Merger and the amendments to the JSC certificate of incorporation contemplated by the Merger Agreement is not obtained; or

          (e) by Stone, if the JSC Board has not recommended or has modified in a manner materially adverse to Stone its recommendation of the issuance of shares of JSC Common Stock in the Merger or the amendments to the JSC certificate of incorporation contemplated by the Merger Agreement; or

          (f) by Stone, if JSC or any of its affiliates has materially and knowingly breached the covenant described under ' -- No Solicitation of Transactions'; or

          (g) by Stone or JSC, if the JSC Board has determined to recommend a Takeover Proposal to its stockholders and to enter into a binding written agreement concerning such Takeover Proposal after determining, pursuant to the covenant described under ' -- No Solicitation of Transactions,' that such Takeover Proposal constitutes a Superior Proposal; provided that JSC may not exercise its right to terminate under this clause (g) (and may not enter into a binding written agreement with respect to such Takeover Proposal) until 45 days after the date of the Merger Agreement, but not later than the date that is the later of (x) the date that is 120 days after the date of the Merger Agreement and (y) the date on which the necessary approvals from the JSC stockholders are obtained, and unless and until (i) JSC shall have provided Stone prior written notice at least five business days prior to such termination that the JSC Board has authorized and intends to effect the termination of the Merger Agreement pursuant to this clause (g), specifying the material terms and conditions of such Takeover Proposal and attaching the most current version of the agreement relating thereto, (ii) Stone does not make, within five business days of receipt of JSC's written notice, an offer such that the JSC Board determines, in good faith and after consultation with its financial advisors, that the foregoing Takeover Proposal no longer constitutes a Superior Proposal, (iii) JSC shall otherwise be in compliance with its obligations under the Merger Agreement (including, without limitation, the covenant described under ' -- No Solicitation of Transactions') and (iv) on or prior to such termination JSC shall have paid to Stone the fee provided for in ' -- Termination Fees Payable by JSC'; in connection with the foregoing, JSC agrees that it will not enter into a binding agreement with respect to such a Takeover Proposal until at least the fifth business day after it has provided the notice to Stone required by the Merger Agreement and that it will notify Stone promptly if its intention to enter into such written agreement shall change at any time after giving such notification; or

          (h) by JSC, if a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Stone set forth in the Merger Agreement has occurred which would cause the conditions set forth under ' -- Conditions to the Consummation of the Merger -- Additional Conditions to Obligations of JSC' not to be satisfied, and such conditions are incapable of being satisfied by the End Date; or

          (i) by JSC, if the Stone Board has not recommended or has modified in a manner materially adverse to JSC its recommendation of the Merger Agreement and the Merger or the amendments to the Stone restated certificate of incorporation contemplated by the Merger Agreement; or

          (j) by JSC, if Stone or any of its Affiliates has materially and knowingly breached the covenant described under ' -- No Solicitation of Transactions'; or

          (k) by JSC or Stone, if the Stone Board has determined to recommend a Takeover Proposal to its stockholders and to enter into a binding written agreement concerning such Takeover Proposal after determining, pursuant to the covenant described under ' -- No Solicitation of Transactions,' that such Takeover Proposal constitutes a Superior Proposal; provided that Stone may not exercise its right to terminate under this clause (k) (and may not enter into a binding written agreement with respect to such Takeover Proposal) until 45 days after the date of the Merger Agreement, but not later than the date that is the later of (x) the date that is 120 days after the date of the Merger Agreement and (y) the date on which the necessary approvals from the Stone stockholders are obtained, and unless and until (i) Stone shall have provided JSC prior written notice at least five business days prior to such termination that the Stone Board has authorized and intends to effect the termination of the Merger Agreement pursuant to this clause (k), specifying the material terms and conditions of such Takeover Proposal and attaching the most current version of the agreement relating thereto, (ii) JSC does not make, within five business days of receipt of Stone's written notice, an offer such that the Stone Board determines, in good faith and after consultation with its financial advisors, that the foregoing Takeover Proposal no longer constitutes a Superior Proposal, (iii) Stone shall otherwise be in compliance with its obligations under the Merger Agreement (including, without limitation, the covenant described under ' -- No Solicitation of Transactions') and (iv) on or prior to such termination Stone shall have paid to JSC the fee provided for in ' -- Termination Fees Payable by Stone'; in connection with the foregoing, Stone agrees that it will not enter into a binding agreement with respect to such a Takeover Proposal until at least the fifth business day after it has provided the notice to JSC required by the Merger Agreement and that it will notify JSC promptly if its intention to enter into such written agreement changes at any time after giving such notification; or

          (l) by Stone, if a breach of or failure to perform any representation, warranty, covenant or agreement on the part of JSC or Sub set forth in the Merger Agreement has occurred which would cause the conditions set forth in ' -- Conditions to the Consummation of the Merger -- Additional Conditions to Obligations of Stone' not to be satisfied, and such conditions are incapable of being satisfied by the End Date; or

          (m) (i) by Stone if a third party or group (other than the parties to the JSC Support Agreements) has acquired ownership of a majority of the then outstanding shares of JSC Common Stock or (ii) by JSC if a third party or group (other than the stockholder party to the Stone Support Agreement) has acquired ownership of a majority of the then outstanding shares of Stone Common Stock.

TERMINATION FEES PAYABLE BY JSC

     If the Merger Agreement is terminated pursuant to paragraph (e), (f), (g) or (m)(i) under ' -- Termination' above, JSC will pay to Stone a termination fee of $50 million in cash within one business day after such termination.

     If the Merger Agreement is terminated pursuant to paragraph (d)(ii) under ' -- Termination' above and a Takeover Proposal with respect to JSC has been made prior to the JSC Stockholders' Meeting, JSC will pay to Stone a termination fee of $50 million in cash within one business day after such termination; provided that if the JSC Board did not exercise any of its rights described under ' -- No Solicitation of Transactions' above with respect to the Takeover Proposal, such fee will not be payable unless concurrently with or within 9 months after such termination, a JSC Third Party Acquisition Event occurs.

     A 'JSC Third Party Acquisition Event' means any of the following events:
(A) any person (other than Stone or its Affiliates) acquires or becomes the beneficial owner of a majority of the outstanding shares of JSC Common Stock; or
(B) the consummation of a merger or other business combination involving JSC or the completion of the acquisition of a majority interest in, or a majority of the assets of, JSC (other than a transaction with Stone or its Affiliates or as contemplated by the Merger Agreement).

TERMINATION FEES PAYABLE BY STONE

     If the Merger Agreement is terminated pursuant to paragraphs (i), (j), (k) or (m)(ii) under ' -- Termination' above, Stone will pay to JSC a termination fee of $50 million in cash within one business day after such termination.

     If the Merger Agreement is terminated pursuant to paragraph (d)(i) under ' -- Termination' above and a Takeover Proposal with respect to Stone has been made prior to the Stone Stockholders' Meeting, Stone will pay to JSC a termination fee of $50 million in cash within one business day after such termination; provided that the Stone Board did not exercise any of its rights described under ' -- No Solicitation of Transactions' above with respect to the Takeover Proposal, such fee will not be payable unless concurrently with or within 9 months after such termination, a Stone Third Party Acquisition Event occurs.

     A 'Stone Third Party Acquisition Event' means any of the following events:
(A) any person (other than JSC or its Affiliates) acquires or becomes the beneficial owner of a majority of the outstanding shares of Stone Common Stock; or (B) the consummation of a merger or other business combination involving Stone or the completion of the acquisition of a majority interest in, or a majority of the assets of, Stone (other than a transaction with JSC or its Affiliates or as contemplated by the Merger Agreement).

EXPENSES

     All fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that JSC and Stone will share equally all fees and expenses, other than attorneys' and accounting fees and expenses, incurred in relation to the printing and filing of this Joint Proxy Statement/Prospectus and the Registration Statement in which this Joint Proxy Statement/Prospectus is included and any amendments or supplements thereto.


                            STOCK PURCHASE AGREEMENT

     General. In connection with the Merger Agreement, JSC, JSG, SIBV, MSLEF and certain other JSC stockholders have entered into the Stock Purchase Agreement providing for the sale by MSLEF and such other JSC stockholders (the 'Sellers') to SIBV of 20,000,000 shares of JSC Common Stock and providing for certain other matters relating to the Merger. The following description of the Stock Purchase Agreement is qualified by reference to the complete text of the Stock Purchase Agreement, which is incorporated by reference herein and attached hereto as Annex G.

     Purchase Price. The Stock Purchase Agreement provides that at the closing of the stock purchase SIBV will pay the Sellers for each share of JSC Common Stock being purchased an amount equal to $25.00 plus interest thereon from and including the date of the Stock Purchase Agreement to but excluding the date on which payment is made at a rate of 6% per annum (the 'Initial Purchase Price'). The Stock Purchase Agreement also provides that SIBV will make an additional payment to the Sellers, not to exceed $0.50 per share of JSC Common Stock, in an amount per share of JSC Common Stock equal to 25% of the excess of the Post-Merger Average Market Price over $28.00. For purposes of the Stock Purchase Agreement, the 'Post-Merger Average Market Price' means the arithmetic average of the 'Volume Weighted Prices'. For purposes of the Stock Purchase Agreement, 'Volume Weighted Prices' means, for each of the ten trading days beginning on and including the second trading day after date on which the closing of the stock purchase occurs, the number obtained by dividing (x) the sum, for each trade on such trading day, of (i) the price at which such trade was transacted times (ii) the number of shares in such trade by (y) the aggregate number of shares traded on such trading day.

     Conditions to Obligations of SIBV, JSC and the Sellers. The respective obligations of SIBV, JSC and the Sellers to consummate the transactions contemplated by the Stock Purchase Agreement are subject to the satisfaction or waiver by SIBV, JSC and MSLEF of certain conditions, including the following:

     (a) No domestic or foreign governmental authority or other agency or commission or state court or judicial body of competent jurisdiction having enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) that prohibits consummation of the transactions contemplated by the Stock Purchase Agreement.

     (b) The Merger being consummated in accordance with the terms of the Merger Agreement concurrently with the consummation of the transactions contemplated by the Stock Purchase Agreement.

     (c) Sellers delivering an aggregate of 20,000,000 shares of JSC Common Stock at the Closing.

     Indemnification. The Stock Purchase Agreement provides that SIBV, the Sellers and JSC indemnify each other and certain related parties (including
JSG) for Losses (as defined in the Stock Purchase Agreement) arising out of their breach of any of the representations or warranties contained in the Stock Purchase Agreement or their non-performance of any covenant or agreement under the Stock Purchase Agreement. The Stock Purchase Agreement also provides that JSC indemnify SIBV, the Sellers and certain related parties (including JSG) against any Losses arising out of or resulting from any claim, action, suit, proceeding or investigation based on or arising out of the Stock Purchase Agreement, the Merger Agreement or the transactions contemplated by the Merger Agreement regardless of whether any such claim, action, suit, proceeding or investigation is asserted or commenced prior to or after the date of the Stock Purchase Agreement; provided that this indemnification is not available to the extent that (A) a Loss is determined by a court of competent jurisdiction to have resulted from the bad faith or willful misconduct of a Seller or certain related parties (in the case of indemnification of a Seller or such related parties) or SIBV or certain related parties (in the case of indemnification of SIBV or such related parties); (B) SIBV, a Seller or certain related parties have indemnification obligations in respect of such Loss pursuant to the first sentence of this paragraph; (C) a Loss relates to a claim between the parties to any of the Transaction Agreements or the Asset Purchase Agreement relating to the subject matter of such Agreement; (D) a Loss relates to a claim by JSC (in its own right and not derivatively) against anyone to enforce its rights under an agreement to which it is party; or (E) a Loss relates to a direct claim (and not a third-party or derivative claim) between JSG and its affiliates (other than JSC and its subsidiaries), on the one hand, and MSLEF and its affiliates (other than JSC and its subsidiaries), on the other hand. The indemnification by JSC contained in the immediately preceding sentence survives the closing under the Stock Purchase Agreement for ten months and the termination of the Stock Purchase Agreement for eighteen months (and thereafter with respect to any claims for which notice is given within such periods).

     Termination. The Stock Purchase Agreement automatically terminates if the Merger Agreement is terminated.

     The Guaranty. Pursuant to the Stock Purchase Agreement, JSG has guaranteed all obligations of SIBV under the Stock Purchase Agreement.

     Expenses. Except as provided in the Merger Agreement, all costs and expenses incurred in connection with the Stock Purchase Agreement and the transactions contemplated by the Stock Purchase Agreement will be paid by the party incurring such cost or expense; provided that JSC has agreed in the Stock Purchase Agreement and in a related letter agreement that it will pay at the closing under the Stock Purchase Agreement the fees of legal counsel (in an amount not to exceed $2,500,000) and the fees of the financial advisor to JSG and SIBV in connection with the transactions contemplated by the Stock Purchase Agreement and the Merger Agreement. See 'Interests of Certain Persons in the Merger.'

     Termination of Stockholders' Agreement and Related Registration Rights Agreement. The Stock Purchase Agreement provides that the Stockholders' Agreement dated as of May 3, 1994 among SIBV, The Morgan Stanley Leveraged Equity Fund II, L.P. and JSC (as amended, the 'Stockholders' Agreement') and the related registration rights agreement will terminate as of the closing under the Stock Purchase Agreement. The Stock Purchase Agreement further provides that the MS Holders (as defined in the Stockholders' Agreement) will be entitled to the same rights that they had on the date of execution of the Stock Purchase Agreement through the closing under the Stock Purchase Agreement (or termination thereof) notwithstanding any sale by any of the MS Holders of any shares of JSC Common Stock.

                              STANDSTILL AGREEMENT

     General. In connection with the Merger Agreement, JSG, MSLEF and JSC entered into the Standstill Agreement. The following description of the Standstill Agreement is qualified by reference to the complete text of the Standstill Agreement, which is incorporated by reference herein and attached hereto as Annex H.

     Standstill. JSG has agreed in the Standstill Agreement that, subject to specified exceptions contained therein, until the fifth anniversary of the Effective Time, it will not, and will cause each of its Subsidiaries not to, directly or indirectly, acquire any Voting Securities (as defined in the Standstill Agreement) if, after giving effect to such acquisition, JSG and its Subsidiaries would beneficially own Voting Securities representing more than 40% of the Total Voting Power (as defined in the Standstill Agreement) represented by all outstanding Voting Securities. MSLEF has also agreed in the Standstill Agreement that, until the fifth anniversary of the Effective Time, it will not, and will cause each of its Subsidiaries not to, directly or indirectly, acquire any Voting Securities (except pursuant to a stock split, stock dividend, rights offering, recapitalization, reclassification or similar transaction).

     Certain Other Matters. Except as expressly contemplated by the Amended JSC Bylaws or the Voting Agreement, from the Effective Time until the Article 5 Termination Date (or, in the case of clause (g) below, until the fifth anniversary of the Effective Time), JSG has agreed in the Standstill Agreement that it will not, and will cause each of its Subsidiaries not to: (a) make, or in any way participate in, any 'solicitation' of 'proxies' to vote (as such terms are defined in Rule 14a-1 under the 1934 Act), solicit any consent or communicate with or seek to advise or influence any person or entity with respect to the voting of any Voting Securities (as defined in the Standstill Agreement) or become a 'participant' in any 'election contest' (as such terms are defined or used in Rule 14a-11 under the 1934 Act) with respect to JSC; (b) form, join or encourage the formation of any 'group' (within the meaning of Section 13(d)(3) of the 1934 Act) with respect to any Voting Securities, (c) deposit any Voting Securities into a voting trust or subject any such Voting Securities to any arrangement or agreement with respect to the voting thereof (other than with its subsidiaries); (d) initiate, propose or otherwise solicit stockholders for the approval of one or more stockholder proposals with respect to JSC as described in Rule 14a-8 under the 1934 Act, or induce or attempt to induce any other person or entity to initiate any such stockholder proposal;
(e) seek election to or seek to place a representative on the JSC Board or seek the removal of any member of the JSC Board; (f) call or seek to have called any meeting of the stockholders of JSC; (g) solicit, seek to effect, negotiate with or provide any information to any other party with respect to, or make any statement or proposal (except for any statement or proposal in response to an acquisition or business combination proposal by a party other than JSG or its Subsidiaries), whether written or oral, to the JSC Board or otherwise make any public announcement (except as required by law or the requirements of any relevant stock exchange or in the case of an acquisition or business combination proposal by a party other than JSG or its Subsidiaries) whatsoever with respect to, any form of acquisition or business combination transaction involving JSC or any significant portion of its assets, including, without limitation, a merger, tender offer, exchange offer or liquidation, or any restructuring, recapitalization or similar transaction with respect to JSC; or
(h) instigate or encourage any third party to do any of the foregoing.

     Transfer Restrictions. From the Effective Time until the Article 5 Termination Date, JSG has agreed in the Standstill Agreement that it will not, and will cause its Subsidiaries not to, directly or indirectly, sell or otherwise transfer in any manner any Voting Securities to any 'person' (within the meaning of Section 13(d)(3) of the 1934 Act) who, to the knowledge of JSG, after reasonable inquiry, owns (or as a result of such sale or transfer would own) JSC securities representing more than 5% of the Total Voting Power.

     Suspension; Termination. (a) The Standstill Agreement provides that the restrictions set forth in the preceding three paragraphs as to JSG and its Subsidiaries will be suspended (and during such period of suspension be of no force and effect) in the event that JSC enters into a written agreement concerning an Acquisition Proposal (as defined below). The Standstill Agreement further provides that if such written agreement is terminated without the consummation of the Acquisition Proposal, then such restrictions will be reinstated, subject to further suspension or reinstatement in the event of the occurrence of further events described in the preceding sentence or this sentence, respectively. For purposes of the Standstill Agreement, 'Acquisition Proposal' means any proposed acquisition of Voting Securities representing more than 30% of the Total Voting Power, whether by business combination, tender or exchange offer, or otherwise, or the proposed acquisition of all or substantially all the assets of JSC and its Subsidiaries, taken as a whole (other than the Merger or any other transaction between JSC or any of its Subsidiaries, on the one hand, and JSG or any of its Subsidiaries, on the other hand).

     (b) The Standstill Agreement also provides that in the event that any person (other than JSG or any of its Subsidiaries or any person acting on behalf of or in participation with any of the foregoing) commences a tender or exchange offer that, if fully consummated, would result in such person, together with such person's subsidiaries, or any other person acting on behalf of or in participation with such person or its subsidiaries, becoming the beneficial owner of Voting Securities representing more than 30% of the Total Voting Power, then the restrictions set forth in the first three paragraphs under 'Standstill Agreement' as to JSG and its Subsidiaries will be suspended (and during such period of suspension be of no force and effect). If, upon the expiration of such tender or exchange offer, the person making such tender or exchange offer does not acquire an amount of Voting Securities sufficient to make the provisions of the next paragraph applicable, the Standstill Agreement provides that such restrictions will be reinstated, subject to further suspension or reinstatement in the event of the occurrence of further events described in the preceding sentence or this sentence, respectively.

     (c) The Standstill Agreement further provides that in the event that it is publicly announced or JSG or JSC becomes aware (in which case it must promptly notify the other) that any person (other than JSG or any of its subsidiaries or any person acting on behalf of or in participation with any of the foregoing), together with such person's subsidiaries, or any other person acting on behalf of or in participation with such person or its subsidiaries has become the beneficial owner of Voting Securities representing more than 15% of the Total Voting Power, then the restrictions set forth under ' -- Standstill' and ' -- Certain Other Matters' as to JSG and its subsidiaries will terminate (without reinstatement); provided that with respect to certain institutional and other passive investors who, after becoming the beneficial owner of Voting Securities representing more than 15% of the Total Voting Power, do not state any intention to or reserve the right to seek to control or influence the management or policies of JSC, such restrictions will not terminate but will be suspended on the 30th day after public announcement that such person has acquired such ownership and such restrictions will be reinstated provided that such investor divests a sufficient number of Voting Securities such that such investor and its subsidiaries no longer beneficially own more than 15% of the Total Voting Power.

     Termination. The Standstill Agreement may be terminated with respect to MSLEF and its subsidiaries or JSG and its subsidiaries, as the case may be, by mutual written agreement of MSLEF (in the case of a termination of provisions binding on MSLEF and its subsidiaries) or JSG (in the case of a termination of provisions binding on JSG and its subsidiaries), on the one hand, and JSC, on the other hand, and in no other manner; provided that any such written agreement of JSC will be effective only if approved by a majority of (a) Disinterested Directors with respect to MSLEF (as defined below) in the case of any termination of obligations binding on MSLEF and its subsidiaries or (b) Disinterested Directors with respect to JSG (as defined below) in the case of any termination of obligations of JSG and its subsidiaries. For purposes of the Standstill Agreement, (i) 'Disinterested Director with respect to MSLEF' means a member of the JSC Board who (x) is not the MSLEF Director (as such term is defined in the SSCC Bylaws) and (y) would otherwise constitute an 'Independent Director' (as such term is defined in the SSCC Bylaws) vis-a-vis MSLEF and (ii) a 'Disinterested Director with respect to JSG' means the MSLEF Director, if any, or a member of the JSC Board who (x) is not a JSC Director (as such term is defined in the SSCC Bylaws) and (y) would otherwise constitute an Independent Director (as such term is defined in the SSCC Bylaws) vis-a-vis JSG. In addition to the foregoing, the Standstill Agreement terminates automatically in the event the Merger Agreement terminates without consummation of the Merger.

              AMENDMENTS TO THE STONE CERTIFICATE OF INCORPORATION

     As part of the Stone Proposal, in order to ensure that, for federal income tax purposes, the Merger will constitute a 'reorganization' within the meaning of Section 368(a) of the Code and that no gain or loss will be recognized by the holders of shares of Stone Common Stock upon exchange of such shares in the Merger for shares of JSC Common Stock (except with respect to any cash received for fractional shares of JSC Common Stock), Stone common stockholders will vote on a proposal to amend (the 'Stone Charter Amendment') the Stone restated certificate of incorporation to provide holders of Stone Series E Preferred Stock with additional voting rights. Specifically, the Stone Charter Amendment provides that, except as otherwise required by law, the holders of shares of Stone Series E Preferred Stock will be entitled, in addition to their existing voting rights, to vote upon all matters upon which holders of shares of Stone Common Stock have the right to vote and will be entitled to one vote per share of Stone Series E Preferred Stock upon such matters. The Stone Charter Amendment further provides that, except as otherwise required by law, the holders of shares of Stone Common Stock and Stone Series E Preferred Stock will vote together as a single class on all matters (other than with respect to matters on which holders of shares of Stone Series E Preferred Stock are currently entitled to vote upon separately as a class, including any right to elect two additional directors of Stone in the event that six quarterly dividends on the Stone Series E Preferred Stock are not paid). In elections of directors (other than the two additional Stone Series E Preferred Stock directors, if applicable) the holders of Stone Series E Preferred Stock will have the same cumulative voting rights as holders of Stone Common Stock. If the Stone Proposal is approved by the Stone common stockholders and all other conditions to the Merger are satisfied or waived, a certificate of amendment effecting the Stone Charter Amendment will be filed with the Secretary of State of the State of Delaware and become effective prior to the Merger. A copy of the full text of the Stone Charter Amendment is attached as Annex D-1.

     Pursuant to the Merger Agreement, and to comply with Section 6 of Subpart I.B. of the Stone Restated Certificate of Incorporation, after the Merger each issued and outstanding share of Stone Series E Preferred Stock will remain outstanding and become convertible pursuant to its terms into that number of shares of JSC Common Stock that its holder would have received in the Merger had such holder converted such share of Stone Series E Preferred Stock immediately prior to the Effective Time. In accordance with Section 6 of Subpart I.B. of the Stone Restated Certificate of Incorporation, the Stone Restated Certificate of Incorporation will be amended in the Merger (and not as part of the Stone Charter Amendment) to provide that (subject to certain conditions and exceptions described therein) holders of shares of Stone Series E Preferred Stock will have the right to convert all or any of such shares into SSCC Common Stock at the conversion price of $34.28 (equivalent to a conversion rate of .729 shares of SSCC Common Stock per share of Stone Series E Preferred Stock so converted), subject to adjustment pursuant to certain anti-dilution provisions with respect to SSCC and the SSCC Common Stock. Also in accordance with Section 6 of Subpart I.B. of the Stone Restated Certificate of Incorporation, after the Merger Stone will be obligated to deliver shares of SSCC Common Stock upon the conversion of the Stone Series E Preferred Stock. A copy of the full text of such amendments is attached as Annex D-2.

                          SSCC INCENTIVE PLAN PROPOSAL

     The JSC Board and the Stone Board each have recommended that their stockholders vote in favor of the SSCC Incentive Plan Proposal. The Incentive Plan that is the subject of such Proposal will provide for the granting of options and other equity awards in order to facilitate the attraction, retention, and motivation of key employees, as well as enabling such employees to participate in the long-term growth and financial success of SSCC and its affiliates.

     The continued success of SSCC depends upon its ability to attract and retain highly qualified and competent employees. The Incentive Plan enhances that ability and provides additional incentive to such personnel to advance the interests of SSCC and its stockholders. THE JSC AND STONE BOARDS EACH RECOMMEND A VOTE IN FAVOR OF THE APPROVAL OF THE INCENTIVE PLAN.

     The following brief description of the material features of the Incentive Plan is qualified in its entirety by reference to the full text of the Incentive Plan, a copy of which is attached to this Joint Proxy Statement/Prospectus as Annex I.

SHARES AUTHORIZED UNDER THE INCENTIVE PLAN

     The initial number of shares of SSCC Common Stock with respect to which awards may be granted under the Incentive Plan will not exceed 15,000,000 shares of SSCC Common Stock. No individual may receive awards under the Incentive Plan in any calendar year covering more than 2,000,000 shares of SSCC Common Stock. The number of shares of SSCC Common Stock authorized under the Incentive Plan, and the maximum individual grant level, are subject to adjustment in the event of any distribution (whether in the form of shares of SSCC Common Stock, other securities or other property), recapitalization (including, without limitation, any subdivision or combination of shares of SSCC Common Stock), reorganization, consolidation, combination, repurchase, or exchange of shares of SSCC Common Stock or other securities of SSCC, issuance of warrants or other rights to purchase shares of SSCC Common Stock or other securities of SSCC, or other similar transaction or event affecting the shares of SSCC Common Stock such that an adjustment is determined to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Incentive Plan. Such adjustments may be made by the Compensation Committee of the SSCC Board. Also, shares of SSCC Common Stock surrendered to SSCC to pay the exercise price or tax liability associated with equity awards of SSCC and shares of SSCC Common Stock underlying canceled or forfeited equity awards will again become available for grant under the Incentive Plan. Awards issued in assumption of or substitution for awards previously granted by a company acquired by SSCC or with which SSCC combines are not counted against the shares remaining available for grant under the Incentive Plan. The shares of SSCC Common Stock issuable under the Incentive Plan may be drawn from either authorized but previously unissued shares or from reacquired shares of SSCC Common Stock.

MATERIAL FEATURES OF THE INCENTIVE PLAN

     The Incentive Plan will be administered by the Compensation Committee of the SSCC Board. The Compensation Committee will have, among other powers, the power to interpret, waive, amend, establish, or suspend rules and regulations of the Incentive Plan in its administration of the Incentive Plan.

     The Compensation Committee will have sole and complete authority to grant to eligible participants one or more equity awards, including options, and Performance Awards or any combination thereof (each an 'Award'); provided that grants of Awards to non-employee directors must be approved by the SSCC Board. The Compensation Committee will have the sole discretion to determine the number or amount of any Award to be awarded to any participant.

     Each Award will be evidenced by an award agreement that will be delivered to the participant specifying the terms and conditions of the Award and any rules applicable to such Award. The material terms and features of the various forms of Awards available under the Incentive Plan are set forth below.

     Options. These are options to purchase shares of SSCC Common Stock upon payment of a pre-established exercise price. The exercise price, vesting schedule (if any) and other terms and conditions of options granted under the Incentive Plan will be established at the time of grant by the Compensation Committee.

     Performance Awards. These are rights to receive amounts, denominated in shares of SSCC Common Stock, based upon SSCC's (or any of its operating units') performance during the period between the date of grant and a pre-established future date. Performance criteria, the length of the performance period, and the form and time of payment of the Award will be established by the Compensation Committee at the time of grant. Performance will be measured by earnings, earnings per share, earnings from operations, specified operational objectives, return on equity, return on assets, share price and/or the extent of increase or decrease of any one or more of such measures over a specified period.

ELIGIBLE PARTICIPANTS

     Under the Incentive Plan, any officer or employee of or any adviser or consultant to SSCC or any of its affiliates or any SSCC Board member may be a participant in the Incentive Plan and receive Awards thereunder.

     The Incentive Plan is a discretionary plan and, accordingly, it is not possible at present to determine the amount or form of any Award that would have been granted or that will be available for grant to any individual during the term of the Incentive Plan.

AMENDMENTS TO THE INCENTIVE PLAN

     The SSCC Board (or the Compensation Committee if authorized by the SSCC Board) may amend, alter, suspend, discontinue, or terminate the Incentive Plan or any portion thereof at any time; provided that no such action will be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement with which the SSCC Board deems it necessary or desirable to comply.

DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Under current federal income tax law, the grant and/or exercise of Awards under the Incentive Plan would have the following material tax consequences.

     Options. A participant will not recognize taxable income solely as a result of being granted an option or holding an unexercised option. When a participant exercises an option, the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the option shares of SSCC Common Stock purchased thereunder over the purchase price. When a participant disposes of the option shares of SSCC Common Stock, any amount received in excess of the fair market value of the shares of SSCC Common Stock on the date of exercise generally will be treated as long- or short-term capital gain, depending upon the holding period of the shares of SSCC Common Stock. If the amount received on disposition of the option shares of SSCC Common Stock is less than the fair market value of the shares of SSCC Common Stock on the date of exercise, the loss generally will be treated as long- or short-term capital loss, depending upon the holding period of the shares of SSCC Common Stock. Upon a participant's exercise of an option, SSCC (or, if a subsidiary is the employer in a given case, the subsidiary) will generally be entitled to a deduction for federal income tax purposes in an amount equal to the amount of ordinary income recognized by the participant in respect of the exercise.

     To the extent that a participant pays all or part of the purchase price of option shares of SSCC Common Stock by surrendering shares of SSCC Common Stock owned by the participant, the rules described in the preceding paragraph will apply, except that the number of shares of SSCC Common Stock received upon the exercise which is equal to the number of shares of SSCC Common Stock so surrendered will generally have the same basis and tax holding period as the shares of SSCC Common Stock surrendered. Generally, the additional option shares of SSCC Common Stock received upon such purchase will have a holding period which commences on the date of purchase and a basis equal to the per share fair market value on the date of exercise.

     A participant will not recognize gain or loss with respect to shares of SSCC Common Stock used to pay the purchase price upon exercise of an option.

     Awards Settled in Property. Performance Awards under the Incentive Plan that are settled in shares of SSCC Common Stock will generally cause the recipient to realize ordinary income, at the time of receipt, in the amount of the fair market value of the shares of SSCC Common Stock received. SSCC (or, if a subsidiary is the employer in a given case, the subsidiary) will generally be entitled to a deduction of the same amount.

     The foregoing discussion is based upon current provisions of the Code, which are subject to change. The summary does not cover any state or local tax consequences.

     The Incentive Plan is not subject to any provision of the Employee Retirement Income Security Act of 1974, as amended, nor is it a qualified employee benefit plan under Section 401(a) of the Code.

                                  THE MEETINGS

     This Joint Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies (i) from the holders of shares of JSC Common Stock by the JSC Board for use at the JSC Meeting and (ii) from the holders of shares of Stone Common Stock by the Stone Board for use at the Stone Meeting. This Joint Proxy Statement/Prospectus and accompanying form of proxy are first being mailed to the respective stockholders of JSC and Stone on or about October 9, 1998.

TIMES AND PLACES; PURPOSES

     The JSC Meeting will be held at Renaissance Hotel, 9801 Natural Bridge Road, St. Louis, Missouri on November 17, 1998, starting at 10:30 a.m., local time. At the JSC Meeting, the JSC stockholders will be asked to consider and vote upon the JSC Proposal and the SSCC Incentive Plan Proposal.

     The Stone Meeting will be held at The Mid-America Club, 200 East Randolph Drive, Chicago, Illinois on November 17, 1998, starting at 10:30 a.m., local time. At the Stone Meeting, the Stone stockholders will be asked to consider and vote upon the Stone Proposal and the SSCC Incentive Plan Proposal.

     Representatives of Ernst & Young LLP are expected to be present at the JSC Meeting, where they will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Stone Meeting, where they will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

VOTING RIGHTS; VOTES REQUIRED FOR APPROVAL

     JSC. The JSC Board has fixed the close of business on September 29, 1998 as the record date (the 'JSC Record Date') for JSC stockholders entitled to notice of and to vote at the JSC Meeting.

     The only outstanding voting securities of JSC are the shares of JSC Common Stock. Only holders of record of shares of JSC Common Stock on the JSC Record Date are entitled to notice of and to vote at the JSC Meeting. Each holder of record, as of the JSC Record Date, of shares of JSC Common Stock is entitled to cast one vote per share on each of the JSC Proposal and the SSCC Incentive Plan Proposal.

     On the JSC Record Date, there were 110,997,612 shares of JSC Common Stock outstanding and entitled to vote at the JSC Meeting, held by approximately 13,000 stockholders.

     The favorable vote of two-thirds of the shares of JSC Common Stock outstanding on the JSC Record Date is required to approve the JSC Proposal, and the favorable vote of a majority of the shares of JSC Common Stock present in person or by proxy at the JSC Meeting and entitled to vote at the JSC Meeting is required to approve the SSCC Incentive Plan Proposal submitted at the JSC Meeting, assuming a quorum is present.

     On the JSC Record Date, the directors and executive officers of JSC and their affiliates beneficially owned and were entitled to vote approximately 83,865,000 shares of JSC Common Stock, or approximately 75.6% of the shares of JSC Common Stock outstanding on the JSC Record Date. This includes the shares of JSC Common Stock beneficially owned by SIBV (approximately 46.5% of the JSC Common Stock outstanding on the JSC Record Date), and the shares of JSC Common Stock beneficially owned by MSLEF and certain related stockholders (approximately 28.7% of the JSC Common Stock outstanding on the JSC Record
Date). Pursuant to the applicable JSC Support Agreement, each of SIBV and MSLEF has agreed, subject to certain exceptions specified therein, to vote all shares of JSC Common Stock that it beneficially owned on the JSC Record Date in favor of the JSC Proposal. See 'Voting Commitments from Certain Stockholders.'

     Stone. The Stone Board has fixed the close of business on September 29, 1998 as the record date (the 'Stone Record Date') for Stone stockholders entitled to notice of and to vote at the Stone Meeting.

     Currently, the only outstanding voting securities of Stone are the shares of Stone Common Stock. If the Stone Proposal is approved, the Stone Series E Preferred Stock will also be voting securities of Stone. Only holders of record of shares of Stone Common Stock on the Stone Record Date are entitled to vote at the Stone Meeting, and only holders of record of shares of Stone Common Stock and Stone Series E Preferred Stock on the Stone Record Date are entitled to notice of the Stone Meeting. Each holder of record, as of the Stone Record Date, of shares of Stone Common Stock is entitled to cast one vote per share on each of the Stone Proposal and the SSCC Incentive Plan Proposal.

     On the Stone Record Date, there were approximately 104,977,686 shares of Stone Common Stock outstanding and entitled to vote at the Stone Meeting, held by approximately 5,760 stockholders of record.

     The favorable vote of two-thirds of the shares of Stone Common Stock outstanding on the Stone Record Date is required to approve the Stone Proposal, and the favorable vote of a majority of the votes cast is required to approve the SSCC Incentive Plan Proposal submitted at the Stone Meeting, assuming a quorum is present.

     On the Stone Record Date, the directors and executive officers of Stone and their affiliates beneficially owned and were entitled to vote 7,519,619 shares of Stone Common Stock, or approximately 7.2% of the shares of Stone Common Stock outstanding on the Stone Record Date. Pursuant to the Stone Support Agreement, Mr. Stone has agreed, subject to certain exceptions specified therein, to vote all shares of Stone Common Stock that he beneficially owned on the Stone Record Date in favor of (and to use reasonable best efforts to persuade members of his family to vote in favor of) the Stone Proposal. On the Record Date, Mr. Stone and related family members beneficially owned approximately 11.2% of the outstanding shares of Stone Common Stock. See 'Voting Commitments from Certain Stockholders.'

VOTING OF PROXIES

     All shares of JSC Common Stock and Stone Common Stock represented by properly executed proxies received prior to or at the respective JSC Meeting or Stone Meeting, as the case may be, and not revoked, will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated on a properly executed returned proxy, such proxies will be voted FOR the approval of the JSC Proposal and the SSCC Incentive Plan Proposal or the Stone Proposal and the SSCC Incentive Plan Proposal, as the case may be.

     If any other matters are properly presented at the JSC Meeting (in the case of the JSC stockholders) or at the Stone Meeting (in the case of the Stone common stockholders) for consideration, the persons named in the enclosed form of proxy, and acting thereunder, will have discretion to vote on such matters in accordance with their best judgment (unless authorization to use such discretion is withheld). If a proposal to adjourn the JSC Meeting or the Stone Meeting is properly presented, the persons named in the enclosed form of proxy will not have discretion to vote shares voted against the JSC Proposal and the SSCC Incentive Plan Proposal or the Stone Proposal and the SSCC Incentive Plan Proposal, as the case may be, in favor of the adjournment proposal. Neither JSC nor Stone is aware of any matters expected to be presented at its respective meeting other than as described in its respective Notice of Special Meeting.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing (including by telegram or telecopy) with the Secretary of JSC or the Secretary of Stone, as the case may be, before taking of the vote at the relevant meeting, a written notice of revocation bearing a later date than the date of the proxy or a later-dated proxy relating to the same shares, or (ii) attending the relevant meeting and voting in person. In order to vote in person at either the JSC Meeting or the Stone Meeting, JSC stockholders and Stone common stockholders must attend the relevant meeting and cast their votes in accordance with the voting procedures established for such meeting. Attendance at a meeting will not in and of itself constitute a revocation of a proxy. Any written notice of revocation or subsequent proxy must be sent so as to be delivered at or before the taking of the vote at the applicable meeting as follows:

          (i) in the case of JSC stockholders, to Jefferson Smurfit Corporation, Jefferson Smurfit Centre, 8182 Maryland Avenue, St. Louis, Missouri 63105,
     Telecopy: (314) 746-1184, Attention: Secretary; and

          (ii) in the case of Stone common stockholders, to Stone Container Corporation, 150 North Michigan Avenue, Chicago, Illinois 60601, Telecopy:
     (312) 580-4919, Attention: Secretary.

     JSC stockholders and Stone common stockholders who require assistance in changing or revoking a proxy should contact D. F. King & Co., Inc. at the address or phone number provided in this Joint proxy Statement/Prospectus under the caption 'Who Can Help Answer Your Questions.'

     Abstentions may be specified on each of the JSC Proposal, the Stone Proposal and the JSC and Stone SSCC Incentive Plan Proposals. Since the favorable vote of at least two-thirds of all outstanding shares entitled to vote on each of the JSC Proposal and the Stone Proposal is required to approve such proposal and the affirmative vote of a majority of the shares of JSC Common Stock present in person or by proxy at the JSC Meeting and entitled to vote on the JSC SSCC Incentive Plan Proposal is required to approve such proposal, a proxy marked 'ABSTAIN' with respect to any such proposal will have the effect of a vote against such proposal. However, since the favorable vote of a majority of the votes cast on the Stone SSCC Incentive Plan Proposal is required to approve such proposal, a proxy marked 'ABSTAIN' with respect to such proposal will have no effect on the outcome of the vote on such proposal. In addition, the failure of a JSC stockholder to return a proxy will have the effect of a vote against the JSC Proposal and the failure of a Stone stockholder to return a proxy will have the effect of a vote against the Stone Proposal. The failure of a JSC stockholder or Stone stockholder to return a proxy, however, will have no effect with respect to the SSCC Incentive Plan Proposal, assuming a quorum is present at each of the JSC Meeting and Stone Meeting.

     Under NYSE and Nasdaq rules, brokers who hold shares in street name for customers have the authority to vote on certain 'routine' proposals when they have not received instructions from beneficial owners. Under NYSE and Nasdaq rules, such brokers are precluded from exercising their voting discretion with respect to the approval and adoption of non-routine matters such as the JSC Proposal, the Stone Proposal and the SSCC Incentive Plan Proposal and thus, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote such shares with respect to the approval and adoption of such proposals (i.e., 'broker non-votes'). Since the affirmative votes described above are required for approval of each of the JSC Proposal and the Stone Proposal, a 'broker non-vote' with respect to any such proposal will have the effect of a vote against such proposal. With respect to the SSCC Incentive Plan Proposal, however, a 'broker non-vote' will have no effect on the outcome of the vote on such proposal, assuming a quorum is present at each of the JSC Meeting and Stone Meeting.

     It is the policy of each of JSC and Stone to keep confidential proxy cards, ballots and voting tabulations that identify individual stockholders, except where disclosure is mandated by law and in other limited circumstances.

     The cost of solicitation of proxies will be paid by JSC for JSC proxies and by Stone for Stone proxies. In addition to solicitation by mail, arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners; and JSC or Stone, as the case may be, will, upon request, reimburse such brokerage houses and custodians for their reasonable expenses in so doing. JSC has retained ChaseMellon Shareholder Services, L.L.C. and Stone has retained D.F. King & Co., Inc. to aid in the solicitation of proxies and to verify certain records related to the solicitations. Each such firm will receive customary fees and expense reimbursement for such services. To the extent necessary in order to ensure sufficient representation at its Meeting, JSC or Stone may request by telephone or telegram the return of proxy cards. The extent to which this will be necessary depends entirely upon how promptly proxy cards are returned. Stockholders are urged to send in their proxies without delay.

     Stockholders should not send in any stock certificates with their proxy cards. A transmittal form with instructions for the surrender of certificates representing shares of Stone Common Stock will be mailed by SSCC to former Stone common stockholders as soon as practicable after the consummation of the Merger.


                        COMPARISON OF STOCKHOLDER RIGHTS

GENERAL

     The rights of JSC stockholders are currently governed by the Delaware General Corporation Law (the 'Delaware Law') and the restated certificate of incorporation and bylaws of JSC (the 'Old JSC Charter' and the 'Old JSC Bylaws', respectively). The rights of Stone stockholders are currently governed by Delaware Law and the restated certificate of incorporation and bylaws of Stone (the 'Stone Charter' and the 'Stone Bylaws', respectively).

     At the Effective Time, JSC will amend and restate the Old JSC Charter (as so amended and restated, the 'SSCC Charter') and the Old JSC Bylaws (as so amended and restated, the 'SSCC Bylaws') as provided for in the Merger Agreement. Accordingly, upon consummation of the Merger, the rights of JSC stockholders and the rights of Stone stockholders who become stockholders of SSCC in the Merger will be governed by Delaware Law, the SSCC Charter and the SSCC Bylaws.

     The following discussions are not intended to be complete and are qualified by reference to Delaware Law, the Old JSC Charter, the Old JSC Bylaws, the Stone Charter, the Stone Bylaws, the SSCC Charter and the SSCC Bylaws. Copies of the SSCC Charter and the SSCC Bylaws are attached as Annex B and Annex C to this Joint Proxy Statement/Prospectus and are incorporated by reference herein. See 'Where You Can Find More Information.'

COMPARISON OF RIGHTS OF JSC STOCKHOLDERS CURRENTLY AND FOLLOWING THE MERGER

     The following summarizes the principal differences between the rights of JSC stockholders under Delaware Law, the Old JSC Charter and the Old JSC Bylaws prior to the Merger, and the rights of such stockholders under Delaware Law, the SSCC Charter and the SSCC Bylaws following the Merger.

     The principal differences between the rights of JSC stockholders prior to and after the Merger are generally set forth in the SSCC Charter and in Article 5 of the SSCC Bylaws ('Article 5'). The provisions of Article 5 relate primarily to the composition of the SSCC Board, the composition and authority of certain of the Board and management committees and the authority of certain of SSCC's executive officers. The SSCC Bylaws provide that Article 5 will automatically terminate upon the earlier of (i) the date on which Mr. Stone ceases to be CEO (which term as CEO is scheduled to expire upon the date of the first annual meeting of stockholders occurring after February 16, 2001, unless changed by a vote of at least 75% of the members of the entire SSCC Board) or (ii) February 16, 2001 (the 'Article 5 Termination Date'). However, the SSCC Bylaws will provide that certain provisions contained in Article 5 will survive the Article 5 Termination Date, namely: (x) certain rights relating to MSLEF will survive for so long as MSLEF beneficially owns at least 1,000,000 shares of SSCC Common Stock (determined on a primary basis and adjusted, as appropriate, for any stock dividend or similar distribution of JSC Capital Stock, stock split, reclassification, recapitalization, stock combination or similar change involving the JSC Common Stock, the 'MSLEF Threshold Amount of Shares'), (y) certain provisions relating to the authority and composition of the Independent Committee (as described below) will survive until the fifth anniversary of the Effective Time and (z) the provision relating to the term of office of Mr. Stone as CEO will survive until the first annual meeting of stockholders occurring after February 16, 2001, subject to the termination of his employment as CEO for Cause (as defined in the SSCC Bylaws) as determined by at least 75% of the members of the entire SSCC Board.

     Additional differences between the rights of JSC stockholders currently and after the Merger relate to the fact that the Stockholders' Agreement will terminate upon consummation of the Merger. See 'Stock Purchase
Agreement -- Termination of Stockholders' Agreement and Related Registration Rights Agreement.' Certain provisions of the Old JSC Charter and the Old JSC Bylaws relating to the approval of certain actions, the composition and designation of committees of the JSC Board and the amendment of the Old JSC Charter and the Old JSC Bylaws reflect the requirements of the Stockholders' Agreement. Accordingly, such provisions will be modified or eliminated in the SSCC Charter and the SSCC Bylaws due to the termination of the Stockholders' Agreement.

     Authorized Capital. The authorized capital of JSC currently consists of 250,000,000 shares of JSC Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share. The authorized capital of SSCC following the Merger will be as set forth under 'Description of SSCC Capital Stock Following the Merger -- Authorized Capital Stock.'

     Pursuant to the SSCC Charter, after the Effective Time, SSCC will be required, among other things, to make available to Stone sufficient shares of SSCC Common Stock (or other securities and property of SSCC, if applicable) to permit Stone to satisfy the terms of the Stone Series E Preferred Stock upon conversion thereof (or upon conversion of any 7% Convertible Subordinate Exchange Debentures due 2007 issued in exchange for the Stone Series E Preferred Stock (the '7% Convertible Debentures')). SSCC will be required to deliver such shares of SSCC Common Stock (or other securities and property of SSCC, if applicable) to Stone no later than the time when Stone is required to deliver such securities upon conversion of the Stone Series E Preferred Stock (or upon conversion of any 7% Convertible Debentures). In addition, the SSCC Charter will require SSCC to take all action contemplated to be taken by SSCC pursuant to
(i) the provisions of the Stone Charter relating to the conversion of the Stone Series E Preferred Stock or (ii) the indenture under which the 7% Convertible Debentures were issued.

     Number of Directors. The Old JSC Charter provides for the JSC Board to consist of not fewer than 3 nor more than 15 members, with the exact number to determined by the JSC Board. The JSC Board currently consists of 10 members. The SSCC Charter and the SSCC Bylaws will provide for the SSCC Board to consist of 12 members. The SSCC Charter and the SSCC Bylaws will provide that, until the
Article 5 Termination Date, the total authorized number of directors comprising the entire SSCC Board may not be increased or decreased without the affirmative vote of stockholders holding at least 75% of the voting power of SSCC's then outstanding capital stock entitled to vote thereon.

     Term of Directors. Currently, JSC directors are divided into three classes, with each class serving a staggered three-year term. The SSCC Charter will require all directors of the SSCC Board to be elected at each annual meeting of stockholders for a term of one year.

     The SSCC Bylaws will provide that, until the Article 5 Termination Date, each director must retire no later than the date of the first annual meeting of stockholders to be held following that director's 72nd birthday.

     Composition of the Board/Nomination of Directors. The JSC Board is currently constituted in accordance with the Stockholders' Agreement. Pursuant to the Stockholders' Agreement, each of SIBV and MSLEF have agreed to vote for five nominees of the other (with one of each of the five nominees not being 'affiliated', as that term is defined in the Stockholders' Agreement, with SIBV, MSLEF and certain other parties), subject to adjustment in the event of certain changes in ownership of JSC Common Stock by MSLEF and certain other investors and the receipt by such parties of a certain specified return on their investment (the 'Investment Return').

     Under the Old JSC Bylaws and under the SSCC Bylaws following the Article 5 Termination Date, nominations of persons for election to the JSC Board may be made at any annual meeting or special meeting of stockholders (i) by or at the direction of the JSC Board or (ii) by any stockholder who is entitled to vote in the election of directors, and complies with the procedures set forth in such Bylaws.

     The SSCC Bylaws will provide for there to be established the following three board committees for nominating persons for election as directors and filling director vacancies: the Stone Committee, the JSC Committee and the MSLEF Committee (each, a 'Nominating Committee'). The Stone Committee and the JSC Committee will continue to function until the Article 5 Termination Date and will thereafter be dissolved. The MSLEF Committee will continue to function until such time as MSLEF beneficially owns less than the MSLEF Threshold Amount of Shares. Prior to each meeting of the stockholders at which SSCC directors are to be elected:

          (x) the Stone Committee will have the authority to designate four persons as nominees for election as directors and, in addition, one person as nominee both for election as a director and for appointment as CEO;

          (y) the JSC Committee will have the authority to designate four persons as nominees for election as directors and, in addition, one person as nominee both for election as a director and for appointment as Chairman of the SSCC Board (the 'Chairman') and one person as nominee both for election as a director and for appointment as EVP; and

          (z) the MSLEF Committee will have the authority to designate one person as nominee for election as a director.

     The SSCC Bylaws will provide that at each meeting of stockholders at which directors are to be elected, the officer of SSCC presiding at such meeting will nominate, on behalf of the Nominating Committees (if such committees exist), the persons designated for nomination by the Nominating Committees. At any such meeting, neither the SSCC Board nor any committee thereof will be permitted to nominate or direct there to be nominated as a director any person not designated by one of the Nominating Committees.

     Effective as of the Effective Time, the SSCC Board will, by resolution, designate certain of the SSCC directors (including the CEO) as 'Stone Directors', certain of the SSCC directors (including the Chairman and the EVP) as 'JSC Directors' and one of the SSCC directors as the 'MSLEF Director'. After the Effective Time, each director nominated or appointed to the SSCC Board (i) by the Stone Committee, will be considered a 'Stone Director', (ii) by the JSC Committee, will be considered a 'JSC Director', (iii) by the MSLEF Committee, will be considered the 'MSLEF Director' and (iv) by the entire SSCC Board (and not by any of the Nominating Committees), will be considered an 'Unaffiliated Director'. In addition, if there is then otherwise no MSLEF Director and MSLEF has at no time owned less than the MSLEF Threshold Amount of Shares, the holders of at least a majority of the voting power of SSCC's then outstanding capital stock may designate up to one director to serve as the MSLEF Director. The Stone Committee will be comprised exclusively of each of the Stone Directors; the JSC Committee will be comprised exclusively of each of the JSC Directors; and the MSLEF Committee will be comprised exclusively of the MSLEF Director. Any person elected to the SSCC Board by the stockholders who was not nominated to the SSCC Board by any of the Nominating Committees will be considered an 'Unaffiliated Director' and will not sit on any of the Nominating Committees, unless such director was designated as the MSLEF Director by the holders of at least a majority of the voting power of SSCC's then outstanding capital stock.

     The SSCC Charter will provide that to the extent and for so long as provided in Article 5, the Nominating Committees will be constituted in accordance with, and will be vested with such powers and authority as provided in, Article 5.

     Pursuant to the Voting Agreement, each of the parties thereto has agreed to vote or cause to be voted all shares of SSCC Common Stock beneficially owned by such stockholder in favor of (i) the persons designated for nomination to the SSCC Board by the Nominating Committees and (ii) Mr. Stone (if Mr. Stone has not been designated for nomination by any of the Nominating Committees). The obligation of the parties to vote for Mr. Stone as a director terminates (i) if Mr. Stone is removed as CEO for Cause or (ii) when Mr. Stone reaches the age of 72.

     Removal of Directors. Under the Old JSC Charter, directors may be removed by stockholders only for cause. The SSCC Charter will not include such a limitation. However, the SSCC Charter and SSCC Bylaws will provide that until the Article 5 Termination Date, the SSCC Board will not request that a special meeting of stockholders be called for the purpose of removing an SSCC director from office, unless the SSCC Board has first determined, by the affirmative vote of at least 75% of the members of the entire SSCC Board, that there exists Cause to remove such director. This 75% voting requirement will not apply to the SSCC Board calling a special meeting for the removal of the MSLEF Director if MSLEF beneficially owns less than the MSLEF Threshold Amount of Shares. Unlike the Old JSC Charter and the Old JSC Bylaws, the SSCC Charter and the SSCC Bylaws will provide that a special meeting of stockholders may be called, for any purpose, at the written request of stockholders holding at least 25% of the voting power of SSCC's then outstanding capital stock entitled to vote.

     Pursuant to the Voting Agreement, if at any time MSLEF owns less than the MSLEF Threshold Amount of Shares, each of MSLEF, SIBV and Mr. Stone has agreed that, at the request of either of the other parties, it will vote or cause to be voted all shares of SSCC Common Stock beneficially owned by it in favor of
(x) calling a special meeting of SSCC stockholders for the purpose of removing the MSLEF Director and (y) removing the MSLEF Director at such special meeting of stockholders. Other than as described in the preceding sentence, pursuant to the Voting Agreement each of SIBV, MSLEF and Mr. Stone has agreed not to vote or cause to be voted any shares of SSCC Common Stock beneficially owned by such stockholder in favor of the removal of any director nominated or appointed to the SSCC Board by any Nominating Committee (in accordance with the SSCC Bylaws) other than for Cause.

     Removal of Officers. The Old JSC Bylaws provide, and after the Article 5 Termination Date the SSCC Bylaws will provide, that officers may be removed at any time by the affirmative vote of a majority of the directors. The SSCC Bylaws will provide that until the Article 5 Termination Date, the Chairman, the CEO and the EVP of SSCC (in his or her capacity as an officer) will be subject to removal only for Cause as determined by at least 75% of the members of the entire SSCC Board.

     Filling of Vacancies. Under the Old JSC Charter and the Old JSC Bylaws and under the SSCC Bylaws after the Article 5 Termination Date, vacancies on the SSCC Board resulting from the removal from office, resignation, retirement, death or other unavailability of any of the directors may be filled only by the affirmative vote of a majority of the directors then in office or by the stockholders at a special meeting called for such purpose.

     Until the Article 5 Termination Date, the SSCC Bylaws will provide that, subject to the immediately succeeding sentence, if any director (other than an Unaffiliated Director) is removed from the SSCC Board, resigns, retires, dies or otherwise cannot continue to serve as a member of the SSCC Board, if that director is (i) a Stone Director, then the Stone Committee will have the exclusive authority to appoint a person to fill such vacancy, (ii) a JSC Director, then the JSC Committee will have the exclusive authority to appoint a person to fill such vacancy or (iii) a MSLEF Director, then a majority of the members of the entire SSCC Board will have the exclusive authority to appoint a person to fill such vacancy (in which case, that newly appointed director will be considered an Unaffiliated Director). The SSCC Bylaws will also provide that
(i) if a director who is removed from the SSCC Board, resigns, retires, dies or otherwise cannot continue to serve as a member of the SSCC Board, is also the Chairman or the EVP and (ii) if JSG and its subsidiaries beneficially own less than 15% of the then outstanding shares of SSCC Common Stock, then a majority of the members of the entire SSCC Board will have the exclusive right to appoint a person to fill that vacancy (in which case that newly appointed director will be considered an Unaffiliated Director). The SSCC Bylaws will further provide that if (i) a MSLEF Director tenders his or her resignation from the SSCC Board effective as of a future date, (ii) prior to and in contemplation of such future date, the MSLEF Committee designates a person to replace the resigning MSLEF Director and (iii) at such future date, MSLEF beneficially owns at least the MSLEF Threshold Amount of Shares, then the person so designated by the MSLEF Committee shall be appointed to fill the vacancy effective as of such future date and shall be considered the MSLEF Director.

     Pursuant to the Voting Agreement, each of the parties thereto has agreed that, so long as MSLEF has at no time beneficially owned less than the MSLEF Threshold Amount of Shares, if at any time there is no MSLEF Director on the SSCC Board (due to the MSLEF Director's resignation, retirement, death or otherwise), it will vote or cause to be voted all shares of SSCC Common Stock beneficially owned by it in favor of (x) calling a special meeting of SSCC stockholders for the purpose of removing an Unaffiliated Director (if any) and replacing such Unaffiliated Director (or filling the vacancy left by the MSLEF Director) with a person designated by MSLEF and (y) at such special meeting, removing such Unaffiliated Director, electing the designee of MSLEF to the SSCC Board and designating such person as the 'MSLEF Director' on the SSCC Board.

     The SSCC Bylaws will provide that, if an Unaffiliated Director is removed from the SSCC Board or resigns, retires, dies or otherwise cannot continue to serve as a member of the SSCC Board, then a majority of the members of the entire SSCC Board will have the authority to appoint a person to fill such vacancy.

     The SSCC Bylaws will provide that the Stone Committee will use its best efforts to ensure that at all times at least two of its designees for nomination or appointees to the SSCC Board are Independent Directors (as defined in the SSCC Bylaws), and will also provide that the JSC Committee will use its best efforts to ensure that at all times at least two of its designees for nomination or appointees to the SSCC Board are Independent Directors.

     Special Meetings of Stockholders. Currently, special meetings of JSC stockholders may be called by the Chairman of the JSC Board, the President, the Secretary or any Vice President or at the request of a majority of the JSC Board. Under the SSCC Charter and the SSCC Bylaws, this right will continue (except as described above under ' -- Removal of Directors'). In addition, under the SSCC Charter and the SSCC Bylaws, stockholders holding at least 25% of the voting power of SSCC's then outstanding capital stock entitled to vote will have the right to call a special meeting of stockholders. Assuming SIBV, currently JSC's largest stockholder, does not sell a significant percentage of its shares of JSC Common Stock, this amendment will permit SIBV to call a special meeting of stockholders without the consent of any other SSCC stockholder. The SSCC Charter and the SSCC Bylaws will further provide that in order for a stockholder to nominate a person to be elected at a special meeting to serve as a director on the SSCC Board, such stockholder must comply with certain advance notice requirements (as provided in the SSCC Bylaws). Pursuant to the Voting Agreement, the parties thereto have entered into certain agreements with respect to voting to call and voting at special meetings of the SSCC stockholders. See
' -- Removal of Directors.'

     Amendment of Charter. Pursuant to Delaware Law, amendment of a company's certificate of incorporation generally requires the approval of the board of directors and a majority of the outstanding stock entitled to vote thereon. The Old JSC Bylaws provide that in order for the JSC Board to amend the Old JSC Charter such amendment must be approved by (i) the number of directors equal to the sum of the majority of the entire JSC Board plus one (the 'Required Majority'), (ii) two of the four directors selected by SIBV (the 'SIBV Nominees') pursuant to the Stockholders' Agreement and (iii) two of the four directors selected by MSLEF (the 'MSLEF Nominees') pursuant to the Stockholders' Agreement. Pursuant to the Old JSC Charter, a two-thirds majority vote of the stockholders is required to amend certain provisions of the Old JSC Charter relating to the following: (i) the number of directors to serve on the JSC Board, (ii) the classification of the JSC directors into three 'staggered' classes, (iii) the term of service for the JSC directors, (iv) the provisions for filling vacancies on the JSC Board, (v) the requirement that JSC directors be removed only for 'cause', (vi) the amendment by the stockholders of the Old JSC Bylaws, (vii) the requirement that all stockholder action be taken at an annual or special meeting (no action by written consent) and (viii) the prohibition against stockholders calling a special meeting.

     The SSCC Charter will not require a two-thirds stockholder vote in order to amend any of its provisions. Pursuant to the SSCC Charter, however, the amendment of the following SSCC Charter provisions will require the affirmative vote of stockholders holding at least 75% of the voting power of SSCC's then outstanding capital stock entitled to vote: (x) SSCC Charter provisions requiring a 75% stockholder vote to amend certain SSCC Bylaw provisions and (y) SSCC Charter provisions which repeat certain Article 5 provisions where, pursuant to the SSCC Bylaws, stockholder amendment of such Article 5 provisions requires a 75% stockholder vote. In addition, the SSCC Bylaws will require the approval of at least 75% of the members of the entire SSCC Board in order to make certain recommendations to the stockholders. See ' -- Approval of Certain Actions.'

     Pursuant to the Voting Agreement, each of the parties thereto has agreed not to vote in favor of any resolution by any stockholder that seeks to amend, repeal, or adopt any provision inconsistent with (i) Article 5 or (ii) the SSCC Charter provisions requiring, in the case of stockholder amendment or repeal of certain SSCC Bylaw provisions, the vote of holders of at least 75% of the voting power SSCC's outstanding capital stock.

     Amendment of Bylaws. Generally, the Old JSC Bylaws may be altered, amended or repealed either

          (x) by the JSC Board, only with the approval of (i) the Required Majority, (ii) two SIBV Nominees and (iii) two MSLEF Nominees; or

          (y) by the stockholders, only with the affirmative vote of the holders of not less than two-thirds of the voting power of JSC's outstanding capital stock entitled to vote thereon.

     The SSCC Charter and the SSCC Bylaws will provide that, until the Article 5 Termination Date, amendment of Article 5 will require the approval of at least 75% of the members of the entire SSCC Board or the affirmative vote of the holders of at least 75% of the voting power of SSCC's outstanding capital stock entitled to vote thereon. From and after the Article 5 Termination Date, the SSCC Bylaws will provide that the SSCC Bylaws may not be amended except by a majority of the members of the entire SSCC Board or by the affirmative vote of the stockholders as required by Delaware law.

     In addition, the SSCC Charter and the SSCC Bylaws will provide that, notwithstanding the Article 5 Termination Date, so long as MSLEF beneficially owns not less than the MSLEF Threshold Amount of Shares, the amendment of any provision of the SSCC Bylaws relating to (i) the authority and membership of the MSLEF Committee and the SSCC Compensation Committee, (ii) the inclusion of the MSLEF Director on the Independent Committee and the JSG Supervisory Committee (if such committees exist) or (iii) the designee for nomination, removal or replacement of the MSLEF Director, will require the unanimous vote of each of the members of the SSCC Board or the affirmative vote of the holders of at least 75% of the voting power of SSCC's outstanding capital stock entitled to vote thereon.

     Stock Purchase Rights. JSC is a party to a Stock Subscription Agreement (the 'Subscription Agreement') dated as of May 3, 1994 among JSC, JSC-US and SIBV. Pursuant to the Subscription Agreement, SIBV has been granted certain contractual rights, which generally allow SIBV to maintain its percentage ownership of JSC Common Stock in the event of public or private issuances of JSC Common Stock (or securities of JSC convertible into or exchangeable for JSC Common Stock).

     Pursuant to a Letter Agreement dated May 10, 1998 between SIBV and JSC, SIBV agreed to waive its purchase rights under the Subscription Agreement with respect to shares of JSC Common Stock to be issued in connection with the consummation of the Merger, including shares of JSC Common Stock issuable upon the conversion of debt or equity securities of Stone outstanding as of May 10, 1998.

     Approval of Certain Actions. The Old JSC Bylaws provide that until the occurrence of a Trigger Event (as described below), certain actions require the approval of (i) the Required Majority, (ii) two SIBV Nominees and (iii) two MSLEF Nominees. These actions generally include (a) the amendment of the Old JSC Charter and Old JSC Bylaws by the JSC Board or amendment of the certificate of incorporation or bylaws of JSC's subsidiaries; (b) the issuance, sale, purchase or redemption of securities of JSC or any of its subsidiaries (other than to JSC or any of its wholly owned subsidiaries and other than pursuant to the Subscription Agreement); (c) the establishment of and appointments to the Audit Committee of the JSC Board; (d) sales of assets to or investments in, or certain transactions with, JSG or its affiliates in excess of a specified amount or any other person in excess of other specified amounts; (e) certain mergers, consolidations, dissolutions or liquidations of JSC or any of its subsidiaries;
(f) the filing of a petition in bankruptcy; (g) any payment or distribution to the stockholders of JSC or any of its subsidiaries, except for any such payments or distributions to JSC or its wholly owned subsidiaries; (h) the incurrence of certain new indebtedness, the creation of certain liens or guarantees, the institution, termination or settlement of material litigation, the surrender of property or rights, the making of certain investments, commitments, capital expenditures or donations, in each case in excess of certain specified amounts;
(i) the entry into any lease (other than a capitalized lease) of assets of JSC in excess of a specified amount; (j) the entry into any agreement or material transaction between JSC and a director or officer of JSC, JSC-US, JSG, Container Corporation of America ('CCA'), SIBV or MSLEF or their affiliates; (k) the replacement of the independent accountants for JSC or any of its subsidiaries or modification of significant accounting methods; (l) the amendment or termination of JSC's 1992 Stock Option Plan; (m) the election or removal of directors and officers of each of JSC-US and CCA, except as provided in the Stockholders' Agreement; (n) the increase or decrease of the number of directors comprising the JSC Board; and (o) any decision regarding registration of any securities, except in accordance with the existing registration rights agreement.

     The Old JSC Bylaws define a Trigger Event (which has not yet occurred) by reference to various reductions in the holdings of JSC Common Stock by MSLEF and certain other holders, or by SIBV, and by whether MSLEF and those other holders has received the Investment Return.

     The SSCC Bylaws will provide that, until the Article 5 Termination Date, approval of at least 75% of the members of the entire SSCC Board will be required for (i) any recommendation to the stockholders to change the number of directors constituting the entire SSCC Board, (ii) any change in the tenure of Mr. Stone as CEO or any removal of the CEO other than for Cause, (iii) any change in the title or any material diminution in the responsibilities of the Chairman, the CEO or the EVP, (iv) any stock repurchase that would result in the aggregate beneficial ownership by JSG and its subsidiaries of capital stock of SSCC representing more than 40% of the voting power represented by all outstanding capital stock of SSCC (or, if such ownership is already greater than 40%, increasing such beneficial ownership), or (v) any change in the scope or composition of any of the committees of the SSCC Board (including any change of the chairman of the Compensation Committee) or the two management committees (including any change of the chairman of the Cost Reduction/Divestiture Committee) described in the SSCC Bylaws. In addition, the SSCC Bylaws will confer on various SSCC Board Committees certain powers and authority of the SSCC Board. See ' -- Board Committees.'

     Board Committees. The JSC Board has designated three committees pursuant to the Old JSC Bylaws: the Compensation Committee, the Audit Committee and the Appointment Committee. The Stockholders' Agreement contains various provisions which generally are designed, subject to certain exceptions and depending on certain changes in ownership of JSC Common Stock by MSLEF and certain other investors from current levels and the receipt by MSLEF and certain other investors of the Investment Return, to cause (i) MSLEF Nominees (other than the independent MSLEF Nominee) to constitute a majority of the members of the Compensation Committee and any other committees that administer any option or incentive plan of JSC; and (ii) (a) SIBV Nominees (other than the independent SIBV Nominee) to constitute a majority of the members of the Appointment Committee, (b) a MSLEF Nominee (other than the independent MSLEF Nominee) to be a member of the Appointment Committee, (c) nominees of the Appointment Committee's SIBV Nominees to be appointed or elected officers of JSC (other than the CFO) and (d) a nominee of the MSLEF Nominee to be appointed or elected CFO.

     The Old JSC Bylaws provide that the Compensation Committee has the duty to review at least once each fiscal year and to establish compensation (including fringe benefits) for the CFO and for all other officers or employees of JSC and its subsidiaries (i) who are directors of JSC (other than the CEO) or (ii) who are officers of or employed by (or a significant portion of whose time is spent as a consultant to) JSG or any of its affiliates and whose primary employment is not with JSC and its subsidiaries. The Appointment Committee has the duty to review at least once each fiscal year and to establish compensation (including fringe benefits) for all other officers of JSC and its subsidiaries.

     Pursuant to the Old JSC Bylaws, the adoption of amendments to all bonus and incentive plans (other than those involving stock and options) requires the approval of the Compensation Committee and the JSC Board, but the JSC Board alone may approve the allocation of awards thereunder. Under the Old JSC Bylaws, the JSC Board is authorized to approve the adoption of or amendments to (i) stock compensation, stock option and stock incentive plans and (ii) pension and profit sharing plans. Pursuant to the Old JSC Bylaws, the Compensation Committee is authorized to make all decisions under JSC's stock compensation, stock option and stock incentive plans, provided that, except under certain limited circumstances, the JSC Board is to make all decisions relating to grants or awards under such plans.

     In addition to the Nominating Committees, the SSCC Bylaws will provide for the establishment of six committees of the SSCC Board: (i) the Compensation Committee, which will determine compensation payable to all Executive Officers (as defined in the SSCC Bylaws) of SSCC and its subsidiaries and approve the adoption of, amendment to and make all decisions with respect to, all bonus, incentive and other employee benefit plans and will make all decisions with respect to grants or awards made thereunder, (ii) the Audit Committee, which will perform functions customary for the audit committee of a public company,
(iii) the Independent Committee, which will have the responsibilities described below, (iv) the JSG Supervisory Committee, which will seek to ensure the enforcement against JSG of the Standstill Agreement, (v) the MSLEF Supervisory Committee (together with the JSG Supervisory Committee, the 'Supervisory Committees'), which will seek to ensure the enforcement against MSLEF of the Standstill Agreement and (vi) the Officer Appointment Committee, which will have the responsibilities described below.

     The SSCC Bylaws will provide that the Compensation Committee will be comprised exclusively of (i) one Independent Director designated by the Stone Committee (until the Article 5 Termination Date), (ii) one Independent Director designated by the JSC Committee (until the Article 5 Termination Date) and
(iii) one director, who will be chairman of the committee, designated by the MSLEF Committee (so long as there is a MSLEF Committee and the MSLEF Committee has not waived such right). In the event that there is no MSLEF Committee (or if the MSLEF Committee has waived its right to designate a director on the Compensation Committee), the Compensation Committee will include a third director designated by a majority of the members of the SSCC Board and will be chaired by one of the directors on the committee designated by at least 75% of the members of the entire SSCC Board.

     The SSCC Bylaws will require that, until the Article 5 Termination Date, the Independent Committee be comprised exclusively of (i) two Independent Directors designated by the Stone Committee (until the Article 5 Termination
Date), (ii) two Independent Directors designated by the JSC Committee (until the
Article 5 Termination Date) and (iii) the MSLEF Director (so long as there is a MSLEF Director).

     From and after the Article 5 Termination Date and until the fifth anniversary of the Effective Time (the 'Fifth Anniversary'), the SSCC Bylaws will require the Independent Committee to consist exclusively of Independent Directors designated by not less than a majority of the members of the entire SSCC Board. For the purposes of this requirement, any MSLEF Director will be considered an Independent Director so long as such MSLEF Director is not an officer or employee of SSCC or a director, officer or employee of any beneficial owner of 15% or more of the capital stock of SSCC.

     Until the Fifth Anniversary, the SSCC Bylaws will generally prohibit the SSCC Board from authorizing or approving any commercial or other transactions (including, without limitation, any squeeze-out of other stockholders effected by merger, reverse stock split or otherwise) or agreements between SSCC and its subsidiaries, on the one hand, and JSG and its subsidiaries (other than SSCC and its subsidiaries), on the other hand, unless such actions have first been recommended by at least a majority of the members of the entire Independent Committee. This requirement is subject to certain exceptions, including exceptions for (x) transactions pursuant to agreements in effect on the date of the Merger Agreement or entered into in connection with the Merger Agreement or replacement agreements, (y) any sale of assets below specified levels, and (z) product sales in the ordinary course of business effected on arm's length equivalent terms and not otherwise requiring SSCC Board approval.

     The JSG Supervisory Committee will be comprised exclusively of the MSLEF Director and each director who is both Independent with respect to JSG and not a JSC Director. The MSLEF Supervisory Committee will be comprised exclusively of each director, other than the MSLEF Director (if any), who is Independent with respect to MSLEF.

     The Officer Appointment Committee will have the exclusive authority to appoint or terminate the employment of Executive Officers other than the CEO, the EVP and the CFO, including the authority to create additional Executive Officer positions. The Officer Appointment Committee will be comprised of the Chairman and, if and for so long as the CEO is a director, the CEO. The Officer Appointment Committee will be permitted to exercise its authority only in accordance with the recommendations of the CEO, subject to the unanimous approval of the Officer Appointment Committee. In the event of any disagreement between the Officer Appointment Committee and the CEO with respect to any decision of the Officer Appointment Committee, then the SSCC Bylaws will provide that the Independent Committee (instead of the Officer Appointment Committee) will have the exclusive authority with respect to the subject of such disagreement.

     The SSCC Charter will provide that to the extent and for so long as provided in Article 5, the Compensation Committee, the Audit Committee, the Independent Committee, the Supervisory Committees and the Officer Appointment Committee will each be constituted in accordance with, and will be vested with the powers provided in, Article 5.

     Management Committees. The SSCC Bylaws will establish two management committees which will report to the SSCC Board: the Cost Reduction/Divestiture Committee and the Management Operating Committee.

     Pursuant to the SSCC Bylaws, until the Article 5 Termination Date, the Cost Reduction/Divestiture Committee will have responsibility for the development and implementation, subject to approval by the SSCC Board, of a plan that is designed to achieve asset divestitures by SSCC and the development of a program of cost reductions and other synergies. Pursuant to the SSCC Bylaws, until the Article 5 Termination Date, the Cost Reduction/Divestiture Committee will be comprised of the Chairman, the CEO, the EVP (who will be chairman of the Committee) and the CFO.

     Pursuant to the SSCC Bylaws, until the Article 5 Termination Date, the Management Operating Committee will be responsible for setting and implementing, subject to approval of the SSCC Board, policies and objectives of SSCC and reviewing performance and the achievement of such policies and objectives. Pursuant to the SSCC Bylaws, until the Article 5 Termination Date, the committee will be comprised of the Chairman, the CEO, the EVP, the CFO and certain other officers as are designated by the CEO, subject to review and approval by the Officer Appointment Committee. There will be no chairman of the Management Operating Committee.

     Officers. The Old JSC Bylaws establish the positions of Chairman of the Board of Directors, President, Secretary, CFO and Treasurer. The JSC Board, in its discretion, may also choose one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Under the Old JSC Bylaws, the officers of JSC are elected by the Appointment Committee of the JSC Board at the first annual meeting held after each annual meeting of stockholders.

     Pursuant to the SSCC Bylaws, the responsibilities of the President under the Old JSC Bylaws are given to the CEO and a new officer position of EVP is established. Pursuant to the SSCC Bylaws, until the Article 5 Termination Date,
(i) the JSC Committee will have the authority to appoint one of the directors to serve as Chairman and a person to serve as EVP, (ii) the Stone Committee will have the authority to appoint a person to serve as CEO, and (iii) the termination of employment of either the CEO or the EVP will be permissible only for Cause as determined by at least 75% of the members of the entire SSCC Board.

     Pursuant to the SSCC Bylaws, until the Article 5 Termination Date, the CEO will be the officer principally responsible for the day-to-day operations of SSCC and will report directly to the SSCC Board. The Chairman and the CEO together will have general supervisory responsibilities with respect to the business affairs and officers of SSCC. The SSCC Bylaws will also provide that the EVP will have the authority of a Vice President of SSCC and, in his or her capacity as chairman of the Cost Reduction/Divestiture Committee, will be the officer principally responsible for the development of SSCC's asset divestiture program and cost reduction program, implementation of the asset divestiture program (subject to the control of the SSCC Board) and, in consultation with the CEO, implementation of the cost reduction program (subject to the control of the SSCC Board). In addition to the normal responsibilities of the EVP, the EVP will also have the operating responsibilities of the CEO (in the absence of the CEO) and such other operating responsibilities as may be determined by the SSCC Board that are not inconsistent with the responsibilities of the CEO as provided in the SSCC Bylaws.

     Pursuant to the SSCC Bylaws, until the Article 5 Termination Date, termination of the employment or any material diminution in the responsibilities of the CFO will require the approval of at least a majority of the members of the entire SSCC Board.

     Notwithstanding anything to the contrary contained in the SSCC Bylaws and notwithstanding the Article 5 Termination Date, the SSCC Bylaws will provide that the term of office of Mr. Stone as CEO will expire upon the date of the first annual meeting of stockholders occurring after February 16, 2001. Pursuant to the Voting Agreement, each of the parties thereto has agreed, so long as Mr. Stone has not been removed as CEO for Cause, to vote in favor of Mr. Stone serving as a director until Mr. Stone reaches the age of 72.

COMPARISON OF RIGHTS OF STONE STOCKHOLDERS CURRENTLY AND FOLLOWING THE MERGER

     The rights of Stone stockholders after the Merger will be substantially the same as they were prior to the Merger, with the following principal exceptions.

     Authorized Capital. The authorized capital of Stone consists of 200,000,000 shares of Stone Common Stock and 10,000,000 shares of preferred stock, par value $.01 per share. The authorized capital of SSCC under the SSCC Charter and certain provisions of the SSCC Charter relating thereto is set forth under 'Description of SSCC Capital Stock Following the Merger -- Authorized Capital Stock.'

     Board of Directors. The Stone Bylaws require the number of directors to consist of not fewer than 10 nor more than 15, with the exact number to be determined by the Stone Board. The Stone Bylaws also provide that no person may be nominated or elected as director if he or she is over the age of 70. The Stone Board currently consists of 12 members.

     A description of the SSCC Charter and SSCC Bylaw provisions governing the number of SSCC directors and the constitution of the SSCC Board is set forth in ' -- Comparison of Rights of JSC Stockholders Currently and Following the
Merger -- Number of Directors' and ' -- Comparison of Rights of JSC Stockholders Currently and Following the Merger -- Composition of the Board/Nomination of Directors.'

     Election of Board of Directors. The Stone Charter and Stone Bylaws provide for cumulative voting for the election of directors. Neither the SSCC Charter nor the SSCC Bylaws will provide for cumulative voting for the election of directors.

     Nomination of Directors. The Stone Bylaws provide that nominations of persons for election to the Stone Board may be made at any annual meeting of stockholders (i) by or at the direction of the Stone Board or (ii) by any stockholder who is entitled to vote in the election of directors and who complies with the procedures set forth in the Stone Bylaws.

     A description of SSCC Charter and SSCC Bylaw provisions governing the nomination of directors is set forth in ' -- Comparison of Rights of JSC Stockholders Currently and Following the Merger -- Composition of the Board/Nomination of Directors.'

     Removal of Directors. The Stone Bylaws provide that any director may be removed, with or without cause, by the affirmative vote or consent of holders of a majority of the votes represented by all outstanding shares entitled to vote.

     A description of the SSCC Charter and SSCC Bylaw provisions governing removal of SSCC directors is set forth under ' -- Comparison of Rights of JSC Stockholders Currently and Following the Merger -- Removal of Directors.'

     Removal of Officers. Under the Stone Bylaws, any officer elected or appointed by the Stone Board may be removed by the Stone Board if, in its judgment, the best interests of Stone would be served.

     A description of the SSCC Charter and SSCC Bylaw provisions governing removal of SSCC officers is set forth under ' -- Comparison of Rights of JSC Stockholders Currently and Following the Merger -- Removal of Officers.'

     Filling of Vacancies. The Stone Bylaws provide that any vacancy occurring in the Stone Board and any directorship to be filled by reason of an increase in the number of directors may be filled by a majority of the Stone Board or by the Stone stockholders.

     A description of the SSCC Charter and SSCC Bylaw provisions governing the filling of SSCC Board vacancies is set forth under ' -- Comparison of Rights of JSC Stockholders Currently and Following the Merger -- Filling of Vacancies' and ' -- Comparison of Rights of JSC Stockholders Currently and Following the
Merger -- Composition of the Board/Nomination of Directors.'

     Stockholder Action by Written Consent. Under the Stone Bylaws, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action taken is signed by holders of outstanding stock having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

     The SSCC Charter will provide that stockholder action may not be taken by written consent.

     Special Meetings of Stockholders. The Stone Bylaws provide that special meetings of stockholders may only be called by the Stone Board or the Chairman of the Stone Board.

     A description of the SSCC Charter and SSCC Bylaw provisions governing special meetings of stockholders is set forth under ' -- Comparison of Rights of JSC Stockholders Currently and Following the Merger -- Special Meetings of Stockholders.'

     Amendment of Charter. Generally, any amendment of the Stone Charter requires approval by a majority of the Stone Board and the holders of at least a majority of votes represented by all outstanding shares of capital stock entitled to vote thereon. Notwithstanding the foregoing, if a proposed amendment to the Stone Charter would (i) create, authorize or issue any class or series of capital stock ranking, as to payment of dividends or distribution of assets upon liquidation, prior to the Stone Series E Preferred Stock or (ii) adversely alter or change the powers, preference or special rights of the Stone Series E Preferred Stock, the affirmative vote of holders of at least two-thirds of the outstanding shares of Stone Series E Preferred Stock, voting separately as a series, is required to approve the amendment. In addition, an amendment to the Stone Charter that would materially alter or change the powers, preference or special rights of Series D Junior Participating Preferred Stock (the 'Series D Preferred Stock'), par value $0.01 per share, so as to affect holders adversely must be approved by the affirmative vote of holders of at least two-thirds of the outstanding shares of the Series D Preferred Stock.

     A description of the SSCC Charter provisions and certain provisions of Delaware law governing amendment of the SSCC Charter are set forth under ' -- Comparison of Rights of JSC Stockholders Currently and Following the Merger -- Amendment of Charter.'

     Amendment of Bylaws. The Stone Bylaws may be amended or repealed by (i) the affirmative vote of the holders of 66 2/3% of the votes represented by all outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class, or (ii) the affirmative vote of a majority of the Stone Board. Notwithstanding the foregoing, amendment or repeal of provisions relating to cumulative voting requires the affirmative vote of holders of 80% of the votes represented by all outstanding shares of Stone capital stock entitled to vote generally in the election of directors.

     A description of the SSCC Bylaw provisions governing amendment of the SSCC Bylaws are set forth under ' -- Comparison of Rights of Current JSC Stockholders' Currently and Following the Merger -- Amendment of Bylaws.'

     Preemptive Rights. Holders of Stone Common Stock have no preemptive rights to purchase or subscribe for any stock or other securities.

     A description of rights to purchase securities of SSCC is set forth under ' -- Comparison of Rights of JSC Stockholders Currently and Following the Merger -- Stock Purchase.'

     Approval of Certain Actions. The Stone Charter provides that the affirmative vote of holders of 66 2/3% of the votes represented by all outstanding shares of capital stock entitled to vote generally in the election of directors will be required to authorize (i) any merger or consolidation or
(ii) the sale of all or substantially all of the assets of Stone and its subsidiaries taken as a whole.

     Under Delaware Law, SSCC will be permitted to merge, consolidate or sell all or substantially all of its assets with the approval of the holders of a majority of the outstanding capital stock entitled to vote thereon. A description of the SSCC Charter and SSCC Bylaw provisions governing approval of certain actions is set forth under ' -- Comparison of Rights of JSC Stockholders Currently and Following the Merger -- Approval of Certain Actions.'

     Board Committees. The Stone Board has designated four committees pursuant to the Stone Bylaws: the Audit Committee, the Finance Committee, the Nominating Committee and the Compensation Committee. Under the Stone Bylaws, the Stone Board has the authority to change the members of any committee, to fill vacancies and to discharge any committee.

     A description of the SSCC Charter and SSCC Bylaws provisions governing SSCC Board Committees is set forth under ' -- Comparison of Rights of JSC Stockholders Currently and Following the Merger -- Board Committees.'

     Management Committees. The Stone Charter and Stone Bylaws do not provide for the creation of management committees.

     A description of the SSCC Bylaw provisions governing SSCC Management Committees is set forth under ' -- Comparison of Rights of JSC Stockholders Currently and Following the Merger -- Management Committees.'

     Officers. The Stone Bylaws provide for a Chairman of the Board, a President, one or more Vice Presidents, a Secretary and a Treasurer, and such Assistant Secretaries, Assistant Treasurers or other officers as may be elected or appointed by the Stone Board.

     The officers of Stone are elected annually by the Stone Board at the first meeting of the Stone Board held after each annual meeting of stockholders. Pursuant to the Stone Bylaws, the Chairman of the Stone Board (the 'Stone Chairman') is the CEO of Stone and supervises and controls the day-to-day operations of Stone. The President of Stone will perform the duties of the Chairman in the event that the Stone Chairman is unable to fulfill his or her duties.

     A description of the SSCC Charter and Bylaw provisions governing SSCC officers is set forth under ' -- Comparison of Rights of JSC Stockholders Currently and Following the Merger -- Officers.'

     Consideration of Non-Stockholder Constituencies. The Stone Charter provides that the Stone Board, in determining whether to take or refrain from taking action on any matter, may take into account the interests of creditors, customers, employees and other constituencies of Stone and its subsidiaries, and the effect upon the communities in which Stone conducts business.

     No provision relating to the consideration of non-stockholder rights will be applicable to SSCC.

     Stockholder Rights Plan. Pursuant to the Rights Agreement (the 'Rights Agreement') dated as of July 25, 1988, as amended, between Stone and The First Chicago Trust Company of New York, Stone declared a dividend of one preferred share purchase right (a 'Right') for each outstanding share of Stone Common Stock held of record on August 8, 1988. Each Right entitles its holder to purchase from Stone one one-hundredth of a share of Series D Preferred Stock at an exercise price of $130, subject to adjustment. The Rights will no longer be exercisable after the earlier of (i) the close of business on (x) the date on which the Effective Time occurs or (y) December 31, 1998, (ii) the redemption of the Rights or (iii) the exchange of the Rights for Stone Common Stock.

     Under the Rights Agreement, upon the occurrence of certain triggering events, such as the acquisition by any person or group (an 'Acquiring Person') of 15% or more of the outstanding shares of Stone Common Stock, each holder of a Right will be entitled to receive, upon exercise of the Right, the amount of Stone Common Stock having a market value equal to two times the exercise price of the Right.

     If Stone is acquired in a merger or other business combination, or sells 50% or more of its consolidated assets or earning power, each holder of a Right will have the right to receive, upon exercise of the Right, the amount of the acquiring company's common stock having a market value equal to two times the exercise price of the Right.

     Pursuant to the Merger Agreement Stone has amended the Rights Agreement to render it inapplicable to the Merger and the other transactions contemplated by the Merger Agreement.

     JSC has no present intention to adopt a stockholder rights plan, but could do so without stockholder approval at any future time. See 'Description of SSCC Capital Stock Following the Merger -- Preferred Stock.'

             DESCRIPTION OF SSCC CAPITAL STOCK FOLLOWING THE MERGER

     The summary of the terms of the capital stock of JSC (which will be renamed Smurfit-Stone Container Corporation in connection with the Merger) set forth below does not purport to be complete and is qualified by reference to the SSCC Charter and SSCC Bylaws, respectively, which are attached as Annex B and Annex C, respectively.

AUTHORIZED CAPITAL STOCK

     As of the Effective Time, the Old JSC Charter will be amended to, among other things, increase the authorized capital stock to 400,000,000 shares of SSCC Common Stock, par value $.01 per share, and 25,000,000 shares of preferred stock, par value $.01 per share. In connection with the Merger, currently outstanding shares of Stone Series E Preferred Stock will become convertible pursuant to their terms into SSCC Common Stock.

COMMON STOCK

     The holders of SSCC Common Stock will be entitled to receive, from funds legally available for the payment thereof, dividends when, as and if declared by the SSCC Board at any regular or special meeting, subject to any preferential dividend rights granted to the holders of any outstanding shares of preferred stock. In the event of liquidation, each share of SSCC Common Stock will be entitled to share pro rata in any distribution of SSCC's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding shares of preferred stock. Each holder of SSCC Common Stock will be entitled to one vote for each share of SSCC Common Stock held of record on the applicable record date on all matters submitted to a vote of stockholders, including the election of directors.

     Holders of SSCC Common Stock will have no cumulative voting rights or preemptive rights (except as set forth in ' -- Subscription Agreement' below) to purchase or subscribe for any stock or other securities and there will be no conversion rights or redemption rights or sinking fund provisions with respect to SSCC Common Stock. The outstanding shares of SSCC Common Stock and the shares of SSCC Common Stock issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     As of the JSC Record Date, no shares of preferred stock were issued or outstanding. Under the Old JSC Charter (which provisions will remain in effect following the Effective Time), the board of directors has the authority, without further stockholder approval but subject to certain limitations set forth in the Old JSC Charter, to create one or more series of preferred stock, and to determine the preferences, rights, privileges and restrictions of any such series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Pursuant to this authority, following the Effective Time, the SSCC Board could create and issue a series of preferred stock with rights, privileges or restrictions, and adopt a stockholder rights plan, having the effect of discriminating against an existing or prospective holder of such securities as a result of such security holder's beneficially owning or commencing a tender offer for a substantial amount of SSCC Common Stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquirer to obtain control of SSCC by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of SSCC's management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of SSCC without any further action by the stockholders of SSCC. JSC has no present intention to adopt a stockholder rights plan, but could do so without stockholder approval at any future time.

SUBSCRIPTION AGREEMENT

     See 'Comparison of Stockholder Rights -- Comparison of Rights of JSC Stockholders Currently and Following the Merger -- Preemptive Rights.'

TRANSFER AGENT AND REGISTRAR

     Chase Mellon Shareholder Services, L.L.C. will be the transfer agent and registrar for the SSCC Common Stock.

LISTING OR QUOTATION OF COMMON STOCK; DELISTING OF STONE COMMON STOCK

     It is a condition to the Merger that the shares of JSC Common Stock issuable in the Merger be approved for quotation on the Nasdaq or approved for listing on the NYSE on or prior to the Closing Date, subject to official notice of issuance. JSC expects to have such shares approved for quotation on the Nasdaq. If the Merger is consummated, Stone Common Stock will cease to be listed on the NYSE.


                     ADDITIONAL INFORMATION REGARDING STONE

                                    BUSINESS

     Unless the context otherwise requires, references to Stone in this section refers to Stone prior to the Merger and include its consolidated subsidiaries, as well as certain non-consolidated affiliates.

     Stone is a major international pulp and paper company engaged principally in the production and sale of paper, packaging products, and market pulp. Stone believes that it is the world's largest producer of unbleached containerboard and kraft paper and the world's largest converter of those products into corrugated containers and paper bags and sacks. Stone also believes that it is one of the world's largest paper companies in terms of annual tonnage, having produced approximately 4.0 million, 3.9 million, 7.9 million and 7.4 million total tons of paper and pulp for the six months ended June 30, 1998, the six months ended June 30, 1997, and for the years ended December 31, 1997 and 1996, respectively. Stone produced approximately 2.7 million and 2.6 million tons of unbleached containerboard and kraft paper for the six months ended June 30, 1998 and the six months ended June 30, 1997, respectively, which accounted for approximately 68% and 67% of its total tonnage produced for each such period, respectively. In addition, Stone produced approximately 5.4 million and 5.0 million tons of unbleached containerboard and kraft paper for the years ended December 31, 1997 and 1996, respectively, which accounted for approximately 68% of its total tonnage produced for each such year. Stone had net sales of approximately $2.5 billion, $2.4 billion, $4.8 billion and $5.1 billion for the six months ended June 30, 1998, the six months ended June 30, 1997, and for the years ended December 31, 1997 and 1996, respectively. Stone had net losses of $225.7 million, $217.4 million, $417.7 million and $126.2 million for the six months ended June 30, 1998, the six months ended June 30, 1997, and for the years ended December 31, 1997 and 1996, respectively.

     As of June 30, 1998, Stone owned or had an interest in 127 manufacturing facilities in the United States, 20 in Canada, 16 in Germany, seven in France, five in Venezuela, four in Spain, three in Argentina, Belgium, China, Mexico and the Netherlands, two each in Australia and the United Kingdom and one each in Chile, Colombia and Puerto Rico. These facilities include 23 mills. Stone also maintains sales offices in North America, Europe, Central and South America and Asia and has forestry operations in Costa Rica and Venezuela.

     Stone requires a large volume of recycled fiber for its products, and in 1997 Stone processed approximately 3.4 million tons of recycled fiber. Recycled fiber is obtained from a variety of sources, including through Paper Recycling International L.P., a fifty percent-owned joint venture, which is paid a fee by Stone for procuring recycled fiber.

     The following table presents the annual production capacity of Stone at December 31, 1997 and December 31, 1996:

                                                                                1997     1996
                                                                                -----    -----
                                                                                 (SHORT TONS
                                                                                IN THOUSANDS)
United States(1).............................................................   6,059    6,041
Canada(2)(3).................................................................   2,096    2,174
Europe(3)....................................................................     534      643
                                                                                -----    -----
                                                                                8,689    8,858
                                                                                -----    -----
                                                                                -----    -----

------------
(1) Includes 50% of the Florida Coast Paper Company, L.L.C. mill.

(2) Includes 69% and 45% of the Celgar mill in Castlegar, British Columbia for 1997 and 1996, respectively.

(3) Includes 25.2% of Abitibi-Consolidated for 1997 and 46.6% of
    Stone-Consolidated for 1996.

RECENT DEVELOPMENTS

     On July 23, 1998, SVCPI, a non-consolidated Canadian affiliate of Stone and the owner of the Celgar pulp mill in Castlegar, British Columbia, filed for bankruptcy protection. Stone and its partners, after evaluating SVCPI's losses and cash flows under current market conditions, decided to end their relationship with SVCPI. Stone is not obligated or liable with respect to any indebtedness or other obligations of SVCPI.

     On August 16, 1998, Stone and Four M Corporation, the equity owners of Florida Coast Paper Company, L.L.C. ('FCPC'), which owns a linerboard mill in Jacksonville, Florida, announced the shutdown of FCPC's mill for an indeterminate time due to economic conditions in the industry.

     On September 4, 1998, Stone announced that its Canadian subsidiary, Stone Canada, purchased a 50% partnership interest in MBI, a Canadian corrugated box company, from MacMillan Bloedel Inc. for $185 million (Cdn.). Stone Canada, which already owned 50% of MBI, immediately re-sold the newly-acquired 50% interest to a subsidiary of JSG.

     On September 17, 1998, Stone announced its intention to sell its Snowflake, Arizona newsprint manufacturing operations and related assets to Abitibi-Consolidated for approximately $250 million. Included in the transaction are two newsprint machines and a 38-mile railroad. Stone will retain ownership of a corrugating medium machine located in the same facility. Abitibi-Consolidated will operate the medium machine for Stone, which uses the output to make corrugated boxes.

     On October 27, 1997, Stone announced its intent to, among other things, sell its ownership interest in Stone Container (Canada) Inc. ('Stone Canada') which at that time would have included its 25.2% ownership interest in Abitibi-Consolidated, its 50% interest in MBI and its wholly owned pulp mill located at Portage-du-Fort, Quebec. Stone still intends to sell its interest in the Abitibi-Consolidated shares and possibly other Canadian assets which are not as yet determined. If completed, this transaction would have provided a significant amount of cash to Stone, which would have been used to repay debt. Additionally, Stone intended to sell or monetize certain other of its assets (including any remaining pulp operations) with any proceeds received therefrom to also be applied towards debt reduction. Due to the proposed Merger, Stone is reevaluating the previously announced divestitures. While Stone currently intends to sell or otherwise divest certain non-core assets, the determination of non-core assets to be divested and the timing of any such transactions will be dependent on, among other things, the consummation and effective date of the Merger, discussion with management of JSC, pending planning for integration of divestiture and cost reduction plans for JSC and Stone post-merger, potential refinancing plans related to the Merger and market conditions. Stone currently believes that these sales and/or monetizations may be consummated, subject, among other things, to market conditions and market values for such assets; however, no assurance can be given that such asset sales or monetizations will be completed. Currently, Stone's debt agreements require that proceeds from asset sales be used only for debt reduction.

PAPERBOARD/PACKAGING PRODUCTS

     Stone believes that its integrated unbleached paperboard and paper packaging business is the largest in the world with 21 mills and 171 converting plants located throughout North America and in South America, Europe, Australia and China. The major products in this business are containerboard and corrugated containers, which are primarily sold to a broad range of manufacturers of consumable and durable goods; kraft paper and paper bags and sacks, which are sold primarily to supermarket chains, retailers of consumer products and, in the case of multiwall shipping sacks, to the agricultural, chemical and cement industries; and boxboard and folding cartons, which are sold to manufacturers of consumable goods and other box manufacturers. The unbleached packaging business of Stone has an annual capacity of approximately 5.9 million tons and is more than 80% integrated. For the six months ended June 30, 1998, total sales for the paperboard and paper packaging business of Stone were approximately $2.2 billion, or approximately 88% of total consolidated sales, compared to $2.0 billion, or approximately 83% of total consolidated sales for the six months ended June 30, 1997. In 1997, total sales for the paperboard and paper packaging business of Stone were approximately $4.1 billion, or approximately 85% of total consolidated sales.

CONTAINERBOARD AND CORRUGATED SHIPPING CONTAINERS

     Stone believes that it is the world's largest producer of containerboard, of which more than 80% is converted by Stone into corrugated shipping containers. Stone's total sales of corrugated shipping containers were $1.3 billion, $1.2 billion and $2.4 billion for the six months ended June 30, 1998, the six months ended June 30, 1997 and for the year ended December 31, 1997, respectively.

     Stone's mills produce containerboard, including unbleached kraft linerboard, recycled linerboard, corrugating medium and paper. Containerboard tons produced and converted for the last three years were:

                                                                 FOR THE SIX
                                                                 MONTHS ENDED       FOR THE YEAR ENDED
                                                                   JUNE 30,            DECEMBER 31,
                                                                --------------    -----------------------
                                                                1998     1997     1997     1996     1995
                                                                -----    -----    -----    -----    -----
                                                                        (SHORT TONS IN THOUSANDS)
Containerboard
     Produced................................................   2,508    2,393    4,935    4,591    4,624
     Converted...............................................   1,927    1,870    3,948    3,747    3,742

     Containerboard is produced at Stone's mills located in Bernal, Argentina; Snowflake, Arizona; Jacksonville, Florida; Panama City, Florida; Port Wentworth, Georgia; Hoya, Germany; Hodge, Louisiana; Missoula, Montana; New Richmond, Quebec; Florence, South Carolina; Cordoba, Spain and Hopewell, Virginia. Corrugating medium is produced at Stone's mills located in Bernal, Argentina; Uncasville, Connecticut; Hoya, Germany; Viersen, Germany; Hodge, Louisiana; Ontonagon, Michigan; Bathurst, New Brunswick; Coshocton, Ohio; York, Pennsylvania and Cordoba, Spain.

     Stone's containerboard and corrugated container operations are more than 80% integrated and Stone believes that this integration enhances its ability to respond quickly and efficiently to customers and to fill orders on short lead times. Stone believes that it is the largest producer of corrugated shipping containers in the U.S., with more than 100 containerboard converting operations. Corrugated shipping containers, manufactured from containerboard in converting plants, are used to ship such diverse products as home appliances, electric motors, small machinery, grocery products, produce, books, tobacco and furniture, and for many other applications. Stone stresses the value-added aspects of its corrugated containers, such as labeling and multi-color graphics, to differentiate its products and respond to customer requirements. Stone's container plants serve local customers and large national accounts and are located in the United States, Argentina, Australia, Belgium, Canada, Chile, China, Colombia, France, Germany, Mexico, the Netherlands, Puerto Rico, Spain, the United Kingdom and Venezuela, generally in or near large metropolitan areas. Corrugated shipping container sales volumes were 29.2, 27.2, 55.7, 53.1 and
53.0 billion square feet for the six months ended June 30, 1998, the six months ended June 30, 1997, and for the years ended December 31, 1997, 1996 and 1995, respectively.

KRAFT PAPER AND BAGS AND SACKS

     On July 12, 1996, Stone and Gaylord Container Corporation entered into a joint venture whereby the retail packaging businesses of these two companies were combined to form S&G. Stone owns 65% of the equity interest of S&G, which is a non-consolidated affiliate accounted for by Stone under the equity method of accounting.

     Stone also has a highly integrated kraft paper and converted product operation and is a net buyer of kraft paper from third parties. Stone operates 19 paper converting facilities, which shipped approximately 247 thousand tons and 248 thousand tons of paper bags and sacks nationwide for the six months ended June 30, 1998 and six months ended June 30, 1997, respectively, and shipped approximately 509 thousand tons and 538 thousand tons of paper bags and sacks nationwide for the years ended December 31, 1997 and 1996, respectively. Stone believes that it is the largest producer of grocery bags and sacks. Kraft paper volume produced and converted for the last three years was:

                                                                 FOR THE SIX
                                                                 MONTHS ENDED       FOR THE YEAR ENDED
                                                                   JUNE 30,            DECEMBER 31,
                                                                --------------    -----------------------
                                                                1998     1997     1997     1996     1995
                                                                -----    -----    -----    -----    -----
                                                                           (TONS IN THOUSANDS)
Kraft Paper
     Produced................................................   211.8    200.1    436.5    439.1    384.8
     Converted...............................................   250.6    261.0    530.7    578.4    613.5

     Stone produces kraft paper and recycled paper for conversion into bags and sacks at its mills in Snowflake, Arizona; Jacksonville, Florida; Hodge, Louisiana; and Florence, South Carolina.

     Grocery bags and sacks are sold primarily to supermarket chains, and merchandise bags are sold to retailers of consumer products. Multiwall shipping sacks, considered a premium product, are sold to the agricultural, chemical and cement industries, among other industries. Stone's total sales of industrial bags and sacks were $236.0 million, $231.2 million and $479.7 million for the six months ended June 30, 1998, the six months ended June 30, 1997 and for the year ended December 31, 1997, respectively.

MARKET PULP

     Stone believes that it is a major producer of market pulp in North America and currently owns and operates four market pulp mills in North America. These four mills have the capacity to produce approximately 930,000 tons of market pulp annually and produced approximately 830,000 tons in 1997. The geographic diversity of Stone's mills enables Stone to offer its customers a product mix of bleached northern and southern hardwood and bleached northern softwood pulp. Market pulp is sold to manufacturers of paper products, including fine papers, photographic papers, tissue and newsprint.

ABITIBI-CONSOLIDATED INC.

     In December of 1993, Stone sold in a Canadian public offering approximately 25% of its then indirect, wholly owned subsidiary Stone-Consolidated, a newsprint and uncoated groundwood paper company. On November 1, 1995, Stone-Consolidated amalgamated its operations with Rainy River Forest Products Inc., a Toronto-based Canadian pulp and paper company, and formed a new company under the name Stone-Consolidated. Due to the amalgamation, Stone's ownership of Stone-Consolidated common stock was reduced to approximately 46.6%. On May 30, 1997, Stone-Consolidated amalgamated with Abitibi-Price to form Abitibi-Consolidated, a Canadian-based manufacturer and marketer of publication papers. Stone currently owns approximately 25.2% of the common stock of Abitibi-Consolidated and accounts for its interest therein under the equity method of accounting.

FIBER SUPPLY

     Wood fiber, particularly from wood chips, and waste paper constitute the basic raw materials for linerboard, corrugating medium, unbleached kraft paper and market pulp. At December 31, 1997, Stone owned approximately two thousand and 137 thousand acres of private fee timberland in the United States and Canada, respectively.

     Wood fiber and recycled fiber are purchased in highly competitive, price sensitive markets. These raw materials have historically exhibited price and demand cyclicality. In addition, the supply and price of wood fiber, in particular, are dependent upon a variety of factors over which Stone has no control, including environmental and conservation regulations, natural disasters, such as forest fires and hurricanes, and weather. Stone purchases or cuts a variety of species of timber from which Stone utilizes wood fiber depending upon the product being manufactured and each mill's geographic location. A decrease in the supply of wood fiber has caused, and will likely continue to cause, higher wood fiber costs in some of the regions in which Stone procures wood. In addition, the increase in demand for products manufactured, in whole or in part, from recycled fiber has from time to time caused a tightness in the supply of recycled fiber and at those times a significant increase in the cost of such fiber used in the manufacture of recycled containerboard and related products. Such costs are likely to continue to fluctuate based upon demand/supply characteristics. Stone's paper and paper packaging products use a large volume of recycled fiber. While Stone has not experienced any significant difficulty in economically obtaining wood fiber and recycled fiber in economic proximity to its mills, there can be no assurances that this will continue to be the case for any or all of its mills.

COMPETITION

     Stone's products compete with similar products manufactured by others and, in some instances, with similar products manufactured from other materials. Because these products are globally traded commodities, the industries in which Stone competes are particularly sensitive to price fluctuations as well as other competitive factors including innovation, design, quality and service, with varying emphasis on these factors depending on product line. The industry is also affected by cyclical industry conditions and economic factors such as industry capacity, growth in the economy, interest rates, unemployment levels and fluctuations in foreign currency exchange rates which have had a significant impact on prices and sales of Stone's products.

     Stone's products and the raw materials needed to manufacture those products have historically exhibited price and demand cyclicality. The availability and cost of wood fiber, including wood chips, and waste paper may be subject to substantial variation, depending upon economic, political and conservation considerations. Many of Stone's competitors have financial and other resources greater than those of Stone and are able to better withstand the adverse nature of the current business cycle.

     Stone's business is not dependent upon a single customer or upon a small number of major customers. The loss of any one customer would not have a material adverse effect on Stone.

BACKLOG

     Backlogs are not a significant factor in the industry in which Stone operates; most orders placed with Stone are for delivery within 60 days or less.

RESEARCH AND DEVELOPMENT

     Stone expenses research and development expenditures as incurred. Research and development costs were $8 million and $9 million for 1997 and 1996, respectively.

PATENTS, LICENSES AND TRADEMARKS

     Stone owns patents, licenses, trademarks and tradenames on products. The loss of any patent, license, trademark or tradename would not have a material adverse effect on Stone's operations.

EMPLOYEES

     As of December 31, 1997, Stone had approximately 24,600 employees, of whom approximately 19,900 were employees of U.S. operations and the remainder were employees of foreign operations. Stone currently has in existence approximately 105 collective bargaining agreements with terms ranging from 3 to 5 years covering approximately 13,100 U.S. union employees. The Merger will have no effect on such collective bargaining agreements. While the terms of these agreements may vary, Stone believes that the material terms of its collective bargaining agreements are customary for the industry and the type of facility, the classification of the employees and the geographic location covered thereby.

PROPERTIES

     Stone, including its subsidiaries and affiliates, maintains manufacturing facilities and sales offices throughout North America, Europe, Central and South America, Australia and Asia.

     All mills and converting facilities are owned, or partially owned through investments in other companies, by Stone, except for 43 converting plants in the United States, which are leased.

     Stone owns certain properties that have been mortgaged or otherwise encumbered. These properties include 12 paper mills, 78 corrugated container plants and a pledge of a 51% stock interest in Stone's 100% owned Canadian subsidiary, Stone Container (Canada), Inc. including those subject to a leasehold mortgage.

     Stone's properties and facilities are properly equipped with machinery suitable for their use. Such facilities and related equipment are well maintained and adequate for Stone's current operations. See also Notes 2, 3, 10 and 12 to Stone's Consolidated Financial Statements which are included elsewhere herein.

LEGAL PROCEEDINGS

     On October 27, 1992, the FDER, predecessor to the Department of Environmental Protection ('DEP'), filed a civil complaint in the Fourteenth Judicial Circuit Court of Bay County, Florida against Stone seeking injunctive relief, an unspecified amount of fines and civil penalties, and other relief based on alleged groundwater contamination at Stone's Panama City, Florida pulp and paperboard mill. In addition, the complaint alleges operation of a solid waste facility without a permit and discrepancies in hazardous waste shipping manifests. The case had been stayed since September 1993 pending the conclusion of a related administrative proceeding petitioned by Stone in June 1992 following FDER's proposal to deny Stone a permit renewal to continue operating its wastewater pretreatment facility at the mill site. The administrative proceeding had been referred to a hearing officer for an administrative hearing on the consolidated issues of compliance with a prior consent order, denial of the permit renewal, completion of a contamination assessment and denial of a sodium exemption. The consolidated cases are scheduled for hearing in 1998. The parties have reached a settlement in principle pursuant to which DEP will issue a full operating permit for the mills' wastewater pretreatment facility and a compliance order requiring the installation and continued operation of a hydrologic barrier system at two locations on the mill site's perimeter. As part of the settlement, the parties have also agreed to a stipulation dismissing the enforcement action with respect to the groundwater contamination allegations.

     On April 20, 1994, Carolina Power & Light ('CP&L') commenced proceedings against Stone before The Federal Energy Regulatory Commission ('FERC') (the 'Stone FERC Proceeding') and in the United States District Court for the Eastern District of North Carolina (the 'CP&L Federal Court Action'). Both proceedings relate to Stone's electric cogeneration facility located at its Florence, South Carolina plant (the 'Florence Facility') and the Electric Power Purchase Agreement (the 'Electric Agreement') between Stone and CP&L.

     In the Stone FERC Proceeding, CP&L alleged that in August 1991 when Stone elected to switch to a 'buy-all/sell-all mode of operation' pursuant to the Electric Agreement, the Florence Facility lost its qualifying facility ('QF') certification under the Public Utility Regulatory Policy Act of 1978 thereby making it a public utility. In the CP&L Federal Court Action, CP&L had requested declaratory judgments that (i) sales of electric energy by Stone after August 1991 were subject to a reasonable rate determination by the FERC, and (ii) Stone's failure to maintain the Florence Facility's QF status terminated the Electric Agreement. On September 20, 1994, the United States District Court (the 'District Court') stayed the CP&L Federal Court Action pending the FERC's decision.

     On February 11, 1998, the FERC entered its order (the 'FERC Order') denying CP&L's motion to revoke the Florence Facility's QF status, and Stone may, therefore, continue to sell electric power to CP&L pursuant to the Electric Agreement's buy-all/sell-all option. The FERC Order was issued not only in the Stone FERC Proceeding, but also in two separate QF proceedings before the FERC (the 'Other Proceedings'). While the Other Proceedings involve unrelated parties and different facts and circumstances, the FERC Order established a policy applicable to the Stone FERC Proceeding and the Other Proceedings. Subsequent to the FERC Order, the District Court, at CP&L's request, dismissed the CP&L Federal Court Action with prejudice. Certain parties in the Other Proceedings have applied to the FERC for rehearing of the FERC Order. The FERC may either grant or deny a rehearing and, if a rehearing is denied, the FERC Order would be final but also appealable to the appropriate U.S. Court of Appeals. There can be no assurance that the FERC Order will not be revised or reversed upon any rehearing or appeal in connection with the Other Proceedings or what affect any such revision or reversal would have on the Stone FERC Proceeding. Stone believes that in the Stone FERC Proceeding, where no party has requested rehearing, the FERC Order should be final, regardless of the outcome of the Other Proceedings. Moreover, Stone believes that the facts and policies at issue in the Stone FERC Proceeding differ materially from those at issue in the Other Proceedings.

     On May 7, 1998, Stone received a Notice of Violation from EPA alleging noncompliance with air emission limitations for the #6 boiler at Stone's Coshocton, Ohio mill. Stone met with EPA in June, 1998 and proposed to make certain improvements to the control equipment on the #6 boiler and run additional compliance tests. Stone expects to negotiate a consent order with EPA that will require these improvements and additional testing as well as the payment of a civil penalty.

     On January 22, 1996, the United States of America filed a suit against Stone in the United States District Court for the District of Montana seeking injunctive relief and an unspecified amount in civil penalties based on the alleged failure of Stone to comply with certain provisions of the Clean Air Act ('CAA'), its implementing regulations, and the Montana State Implementation Plan at Stone's Missoula, Montana kraft pulp mill, (the 'Missoula Mill'). The complaint specifically alleged that Stone exceeded the 20% opacity limitation for recovery boiler emissions; failed to properly set the span on a recovery boiler continuous emissions monitor; and violated limitations on venting of an air contaminant by improperly venting non-condensible gasses. On May 19, 1998, Stone, the United States Department of Justice, the United States Environmental Protection Agency and other intervening parties entered into a consent decree settling this case. In addition to, among other things, agreeing to certain emissions limitations and monitoring and reporting requirements, Stone paid a civil penalty of $312,500.

     In a related matter, on January 29, 1996 a Complaint was filed in the United States District Court for the District of Montana by the Montana Coalition for Health, Environmental and Economic Rights, Inc.; Cold Mountain, Cold Rivers, Inc. and Native Forest Network, Inc. (collectively 'Plaintiffs') alleging numerous violations at the Missoula Mill of the provisions of the CAA, the Federal Water Pollution Control Act and the Emergency Planning and Community Right-to-Know Act. The Complaint, as amended, sought declaratory and injunctive relief together with civil penalties of $25,000 per day for each day of alleged violation. After extensive discussions with Plaintiffs, on May 19, 1998 the District Court entered a Consent Decree between Stone and Plaintiffs pursuant to which Stone has agreed to (i) the payment of a penalty of $50,000; (ii) the funding of $300,000 over five years for specified projects to be undertaken by the Missoula City-County Air Pollution Control Board, the Missoula Water Quality District Board and the Missoula County Local Emergency Planning Committee; (iii) the payment for specified habitat restoration and creation projects along the Clark Fork River ($100,000 over five years) and Clark Fork River Basin ($50,000 over three years); (iv) the development and implementation of a Pollution Prevention Program at the Missoula Mill; and (v) undertake specified analyses with respect to alternative bleaching technologies, UCC rejects handling technologies and use of alternative fibers in the production process. Stone has paid the $50,000 penalty and will pay the requisite portion of the projects funding as required.

     On September 4, 1997, Stone received a Notice of Violation and a Compliance Order from the EPA alleging noncompliance with air emissions limitations for the smelt dissolving tank at Stone's Hopewell, Virginia mill and for failure to comply with New Source Performance Standards applicable to certain other equipment at the mill. In cooperation with EPA, Stone has conducted tests and taken measures to ensure continued compliance with applicable emission limits. The Clean Air Act authorizes EPA to assess a penalty of $25,000 per day of each violation, however, no penalties have yet been assessed. If EPA decides to commence an enforcement action to assess penalties in this matter, Stone intends to vigorously contest such action.

     By letter dated November 8, 1994, the FTC informed Stone that it was conducting a non-public investigation to determine whether containerboard manufacturers may have engaged in unfair methods of competition or unfair acts and practices in violation of 'SS'5 of the Federal Trade Commission Act (the 'FTC Act'). Stone agreed to voluntarily provide certain documents and information requested by the FTC. In November, 1995, after Stone provided all voluntary requests, the FTC authorized the use of compulsory process in connection with its investigation and proceeded to subpoena documents and conduct investigational hearings of current and former employees.

     In early 1997, the staff of the FTC advised Stone that it intended to seek authority to pursue an administrative complaint against Stone alleging violations of 'SS'5 of the FTC Act, based on Stone's decision to reduce or suspend production at certain of its linerboard mills during 1993, coupled with certain public announcements and alleged discussions.

     Believing the allegations to be without merit and without admitting liability, Stone entered into a consent agreement with the FTC (the 'Consent Agreement') to resolve the matter. The Consent Agreement was approved by the FTC on June 3, 1998. In pertinent part, the Consent Agreement requires Stone to cease and desist from 'requesting, suggesting, urging or advocating that any manufacturer or seller of linerboard raise, fix, or stabilize prices or price levels . . .' and from 'entering into, or attempting to enter into . . . any agreement . . . to fix, raise, establish, maintain or stabilize prices or price levels. . . .'

     There are no monetary fines, sanctions or damages imposed by the FTC in connection with the Consent Agreement. However, Stone will be required to file certain reports on an annual basis with the FTC to evidence its compliance with the Consent Agreement.

     On April 6, 1998, a suit was filed against Stone in Los Angeles Superior Court by Chesterfield Investments and DP Investments L.P. alleging that Stone owes them approximately $120 million relating to Stone's purchase of the plaintiff's interest in Stone Savannah River Pulp & Paper Corporation ('SSR'). In 1991, Stone purchased from Chesterfield Investments its shares of common stock of SSR for approximately $6 million with a contingent payment payable in March 1998 based upon the performance of the operations which were contained in SSR. Stone is vigorously disputing the plaintiff's calculation of the contingent payment amount. Stone has recently settled the portion of the suit relating to amounts owed to DP Investments L.P.

     In May 1998, four putative class action complaints were filed against the individual directors of Stone, Stone and JSC in the Court of Chancery of the State of Delaware in and for New Castle County. On June 15, 1998, the Court of Chancery signed an order which consolidated the four actions. Now captioned as In re Stone Container Shareholders Litigation, C.A. 16375 (the 'Action'), the complaint in the Action (the 'Complaint') alleges, among other things, that the Stone directors violated the fiduciary duties of due care and loyalty that they owed to the public stockholders of Stone because, the Complaint contends, the Stone directors failed to undertake an appropriate evaluation of Stone's net worth as a merger/acquisition candidate, actively evaluate the proposed transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value for Stone's stockholders. The Complaint further alleges that the Stone directors failed to make an informed decision, the Stone stockholders will not receive fair value for their shares of Stone common stock in the Merger, will be largely divested of their right to share in Stone's future growth and development and will be prevented from obtaining fair and adequate consideration for their shares of Stone common stock. The Complaint requests that the Court of Chancery, among other things, declare that the Action is a proper class action and enjoin the Merger and require that the Stone directors place Stone up for auction and/or conduct a market-check to ascertain Stone's value.

     On August 11, 1998, the parties to the Action entered into a memorandum of understanding setting forth the terms of a proposed settlement of the Action, subject to certain conditions. While Stone, the Stone directors and JSC continue to deny the allegations of the Complaint or that they have breached any duty or engaged in any wrongdoing in connection with the Merger, the defendants have agreed to enter into the proposed settlement to eliminate the burden, expense and uncertainty of litigation. In connection with the proposed settlement, (a) Stone and JSC agreed to provide plaintiffs' counsel with an opportunity to review and comment upon the disclosure to be provided to Stone stockholders in this Proxy Statement/Prospectus, (b) Stone agreed to obtain the Salomon Smith Barney Update Opinion and (c) Stone and JSC agreed, subject to approval by their respective boards of directors, to amend the Merger Agreement to reduce the termination fee payable to Stone or JSC, as the case may be, upon termination of the Merger Agreement in certain circumstances, from $60 million to $50 million. The defendants in the Action agreed not to oppose an application to the Court of Chancery by plaintiffs' counsel for fees and expenses in an amount not to exceed $650,000, which would be paid by Stone. The proposed settlement set forth in the memorandum of understanding is subject to a number of conditions, including discovery by plaintiffs' counsel, approval of the proposed settlement by the Court of Chancery and consummation of the Merger. If the proposed settlement is approved by the Court of Chancery and the other conditions are satisfied, the Court will certify a non-opt out class of Stone stockholders for the period from May 10, 1998 through the Effective Time, the Action will be dismissed with prejudice and Stone, the Stone directors, JSC and their respective officers, directors, employees and agents will receive a release for all claims that were or could have been asserted in the Action.

     Three class action complaints, General Refractories Company v. Stone Container Corporation, Crest Meat Co., Inc. v. Stone Container Corporation and Albert I. Halper Corrugated Box Co., Inc. v. Stone Container Corporation have been filed in the United States District Court for the Northern District of Illinois. The suits allege that Stone reached agreements in restraint of trade with other producers of corrugated sheets in violation of Section 1 of the Sherman Antitrust Act, 15 U.S.C. 'SS'1. Stone is the only named defendant, though that the suits allege that other unnamed firms participated in the purported restraints of trade, and specifically allege, on information and belief, that JSC also participated. The suit seeks an unspecified amount of damages arising out of the sale of corrugated sheets for the period October 1, 1993 through March 31, 1995. Under the provisions of the antitrust laws, any award of actual damages would be trebled. Stone moved to dismiss the General Refractories and Crest Meat Co. complaints on August 7, 1998 and intends to move to dismiss the Halper complaint as well. Discovery has not yet commenced, and a trial date has not been set. Stone believes it has meritorious defenses to these actions, and intends to vigorously defend itself.

     A class action complaint, Winoff Industries v. Stone Container Corporation, has been filed in the United States District Court for the Eastern District of Pennsylvania. The suit alleges that Stone engaged in restraint of trade in the sale and production of liner board which effected the sale and production of corrugated containers in violation of Section 1 of the Sherman Antitrust Act, 15 U.S.C. 'SS'1. The suit seeks an unspecified amount of damages. Under the provisions of the antitrust laws, any award of actual damages would be trebled. Discovery has not yet commenced, and a trial date has not been set. Stone believes it has meritorious defenses to this action, and intends to vigorously defend itself.

     In addition, Stone is from time to time subject to litigation and governmental proceedings regarding environmental matters in which injunctive and/or monetary relief is sought. Stone has been named as a PRP at a number of sites which are the subject of remedial activity under CERCLA or comparable state laws. Although Stone is subject to joint and several liability imposed under CERCLA, at most of the multi-PRP sites there are organized groups of PRPs and costs are being shared among PRPs.

     Stone is involved in contractual disputes, administrative and legal proceedings and investigations of various types. Although any litigation, proceeding or investigation has an element of uncertainty, Stone believes that the outcome of any proceeding, lawsuit or claim which is pending or threatened, or all of them combined, would not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

              MARKET PRICE AND DIVIDENDS FOR STONE'S COMMON STOCK
                        AND RELATED STOCKHOLDER MATTERS

     Stone paid cash dividends of $.60 and $.30 per share on the Stone Common Stock in 1996 and 1995, respectively. The declaration of dividends by the Stone Board is subject to, among other things, certain restrictive provisions contained in Stone's amended and restated credit agreement with its lenders, which includes certain term loans and revolving credit facilities (the 'Credit Agreement'), indentures with respect to its outstanding senior notes (the 'Senior Note Indentures') and an indenture relating to certain senior subordinated indebtedness dated as of March 15, 1992 (the 'Senior Subordinated Indenture'). Due to these restrictive provisions, Stone cannot declare or pay dividends on the Stone Series E Preferred Stock or the Stone Common Stock until
(i) Stone generates income or issues capital stock to replenish the dividend pool under various of its debt instruments and (ii) Net Worth (as defined) equals or exceeds $750 million. Additionally, Stone Common Stock cash dividends cannot be declared and paid in the event Stone Series E Preferred Stock dividend arrearages exist. At June 30, 1998, the dividend pool under the Senior Subordinated Indenture (which contains the most restrictive dividend pool provision) had a deficit of approximately $522 million and Net Worth (as defined) was $115.8 million. As of August 15, 1998, Stone had accumulated dividend arrearages on the Stone Series E Preferred Stock of approximately $12 million, which represents six consecutive quarters for which dividends have not been paid. Until the dividends accumulated on the Stone Series E Preferred Stock have been declared and paid or set aside for payment, holders of outstanding shares of Stone Series E Preferred Stock will be entitled to elect two additional directors to the Stone Board. Absent the consent of its senior and senior subordinated noteholders, Stone is not likely to make dividend payments in 1998. The Merger will have no effect on such dividend arrearages. See 'Comparative Per Share Market Price and Dividend Information' and Notes 10, 13 and 14 to Stone's Consolidated Financial Statements.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     The following table sets forth certain information regarding the beneficial ownership of Stone Common Stock by (i) each stockholder known by Stone to own beneficially more than 5% of the Stone Common Stock, (ii) each named executive officer of Stone, (iii) each member of the Stone Board and (iv) all directors and executive officers of Stone as a group. This information is as of February 15, 1998.

                                                                                   NUMBER OF
                                                                                    SHARES
                                                                                OF STONE COMMON
                                                                                     STOCK         PERCENT OF STONE
                                                                                 BENEFICIALLY        COMMON STOCK
                          NAME OF BENEFICIAL OWNER                                 OWNED(1)          OUTSTANDING
-----------------------------------------------------------------------------   ---------------    ----------------
Wellington Management Company, L.L.P.(2)(3) .................................      9,470,000         9.53%
  75 State Street
  Boston, MA 02109

Vanguard/Windsor Funds, Inc.(3) .............................................      9,470,000         9.53%
  100 Vanguard Boulevard
  Post Office Box 2600
  Malvern, PA. 19355

Massachusetts Financial Services Company(4) .................................      8,855,854          8.9%
  500 Boylston Street
  Boston, MA. 02116

Goldman, Sachs & Co .........................................................      5,672,374          5.7%
  The Goldman Sachs Group, L.P.(5)
  85 Broad Street
  New York, NY. 10004

Gordon L. Jones..............................................................         11,856            *

Matthew S. Kaplan............................................................        266,143            *  (6)

Randolph C. Read.............................................................         38,871            *

Roger W. Stone...............................................................      1,183,203          1.2% (6)

Harold D. Wright.............................................................         13,928            *

William F. Aldinger..........................................................          1,475            *

Dionisio Garza...............................................................         12,620            *

Richard A. Giesen............................................................         15,317            *

James J. Glasser.............................................................         11,720            *

Jack M. Greenberg............................................................          1,100            *

John D. Nichols..............................................................          2,640            *

Jerry K. Pearlman............................................................          7,772            *

Richard J. Raskin............................................................        613,347            *  (6)

Phillip B. Rooney............................................................          5,920            *

Ira N. Stone.................................................................        901,164            *  (6)

James H. Stone...............................................................        644,697            *  (6)

All directors and executive officers as a group..............................      8,883,762          8.9% (6)

--------------------
(1) Information with respect to beneficial ownership is based upon information furnished by each owner.

(2) Wellington Management Company, L.L.P. ('WMC'), in its capacity as investment adviser, may be deemed to have beneficial ownership of these shares, which are owned by the Vanguard/Windsor Funds, Inc. WMC reports that it has no sole or shared voting power as to such shares, but has shared dispositive power as to such shares.

(3) Vanguard/Windsor Funds, Inc. reports that it has sole voting power and shared dispositive power with respect to the reported shares. These shares are also included in the shares beneficially owned by Wellington Management Company, L.L.P. as investment adviser to Vanguard/Windsor Funds, Inc., as described in note (2).

(4) Massachusetts Financial Services Company reports that it has sole voting power with respect to 8,808,254 of such shares and sole dispositive power as to all 8,855,854 shares.

(5) Goldman Sachs & Co/The Goldman Sachs Group, L.P. reports that it has shared voting power with respect to 5,328,174 of such shares and shared dispositive power as to all 5,672,374 shares.

(6) The shares of Stone Common Stock owned by all directors and executive officers as a group include those of Jerome H. Stone and Marvin N. Stone, each of whom is a Founding Director and as such is, pursuant to Stone's By-laws, entitled to attend and participate at meetings of directors but has no vote. Jerome H. Stone, Marvin N. Stone and Norman H. Stone (deceased) are brothers. Ira N. Stone is the son of Norman H. Stone. Roger W. Stone is the son of Marvin N. Stone. James H. Stone is the son and Richard J. Raskin is the son-in-law of Jerome H. Stone. Matthew S. Kaplan is the son-in-law of Roger W. Stone. The members of the Stone family own an aggregate (but not as a group) of approximately 12,107,719 shares of Stone Common Stock (approximately 12.1% of the outstanding shares).

                              CERTAIN TRANSACTIONS

     During 1997, Stone paid approximately $225,000 to Decade Films, Inc. for production services related to Stone's BREAKTIME video, an internal employee communication presentation produced quarterly. Lauren Stone, daughter of Roger Stone, is President of Decade Films, Inc.

     At December 31, 1997, Sunland Sales Company owed Stone approximately $480,000 as a result of sales made by Stone of kraft paper to Sunland. Avery Stone owns the controlling interest of Sunland and is the brother of Roger Stone.

     During 1997, Stone sold to Morton International industrial bags for approximately $4.9 million. Roger Stone is a Director of Morton International.

     During 1997, Stone sold to Prairie Packaging, Inc. containers produced by Stone for $1.1 million. Roger Stone is a 6.45% owner of Prairie Packaging.

     Stone believes that the foregoing transactions were consummated on terms no less favorable to it than could have been obtained from unaffiliated parties in arm's-length negotiations.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with Stone's Consolidated Financial Statements and the Notes thereto appearing elsewhere herein.

OVERVIEW

     Market conditions and demand for containerboard, corrugated shipping containers, newsprint and market pulp, Stone's primary products, are generally subject to cyclical changes in the economy and changes in industry capacity, both of which can significantly impact selling prices and Stone's operating results. The industry in which Stone competes is capital intensive, which leads to high fixed costs and results in continued production as long as prices are sufficient to cover marginal costs. See 'Risk Factors Industry Conditions; Cyclicality.'

     Containerboard markets were strong in the first half of 1995. Healthy demand enabled linerboard prices to reach a high of $535 per ton in April 1995. Market conditions steadily declined, however, in the second half of 1995 and in 1996 due to new capacity added within the industry. The new added capacity resulted in excess inventories and selling prices for containerboard and corrugated shipping containers began to fall. Market conditions remained weak during 1996 and the first half of 1997, when linerboard prices reached a low of approximately $300 per ton in April 1997. Demand for containerboard has improved since the first half of 1997, but many companies, including Stone, have been forced to take economic downtime at their mills in order to reduce excess inventories. The price of linerboard in June 1998 was approximately $380 per ton.

     Demand for newsprint was strong throughout 1995, resulting in an all-time record price of approximately $760 per metric ton in October 1995. Market conditions weakened in 1996, however, and excess inventories and lower selling prices developed. Newsprint prices fell to below $500 per metric ton in the first quarter of 1997. Many newsprint producers, including Stone, took economic downtime at their newsprint mills during 1996 to reduce inventories. Improvement in newsprint demand in 1997, coupled with an extended strike at a competitor's mills, resulted in a reduction in the excess inventory levels and provided an opportunity to raise prices. Two attempts to raise prices during 1997 were successful and by December 1997, newsprint prices had risen to approximately $600 per metric ton. Demand for newsprint has been stable in 1998 and a strike at a competitor's mills has served to keep inventory levels at a reasonable level. Newsprint prices in June were approximately $600 per metric ton.

     Stone's costs of sales include primarily: reclaimed and virgin wood fiber; chemicals; starch; inks; direct wages, salaries and benefits; outside maintenance and repair materials; environmental process cost; electricity generation and utilities; and rent. With the exception of reclaimed and virgin wood fiber, the cost of materials used in Stone's production processes are generally stable. Reclaimed and virgin wood fiber costs are subject to highly competitive, price-sensitive market conditions. In addition, the supply and price of wood fiber are dependent upon a variety of factors, including environmental and conservation regulations, natural disasters and weather. In early 1995, during a period of tight supply and strong demand, reclaimed fiber escalated to record levels, resulting in higher costs at the recycled paper mills of Stone. The price of reclaimed fiber dropped sharply in the second half of 1995 and has remained relatively stable through June 1998.

     A portion of Stone's operations are located outside of the United States. Because of this, movements in exchange rates can have an impact on Stone's financial condition and results of operations. Stone's significant foreign exchange exposures are the Canadian dollar and the German Mark. In general, a weakening of the German Mark and Canadian dollar relative to the U.S. dollar has a negative translation effect on Stone's financial condition and results of operations. Conversely, a strengthening of these currencies relative to the U.S. dollar would have the opposite effect.

JUNE 30, 1998 COMPARED WITH JUNE 30, 1997

Results of Operations

     Provided below is certain financial data for the six months ended June 30, 1998 and 1997.

                                                                                                SIX MONTHS ENDED
                                                                                                    JUNE 30,
                                                                                              --------------------
                                                                                                1998        1997
                                                                                              --------    --------
Net sales..................................................................................   $2,539.2    $2,381.1
Depreciation and amortization..............................................................      135.9       159.6
Interest expense...........................................................................      237.3       226.1
Equity loss from affiliates................................................................       35.7        23.2
Loss before income taxes, minority interest and extraordinary charge.......................     (296.3)     (315.1)
Net loss...................................................................................     (225.7)     (217.4)

     For the six months ended June 30, 1998, Stone incurred a net loss of $225.7 million, or $2.30 per share of Stone Common Stock, as compared with a net loss of $217.4 million for the first half of 1997, or $2.23 per share of Stone Common Stock. The net loss for the first half of 1998 includes a one-time write-off of Stone's interest in Stone Venepal (Celgar) Pulp, Inc. ('SVCPI') of $53.5 million. Stone's share of SVCPI's net losses were $25.6 million for the six months ended June 30, 1998. The net loss for the first half of 1997 included a non-cash extraordinary charge of $13.3 million, or $.13 per share of Stone Common Stock, representing Stone's share of a loss from the early extinguishment of debt incurred by Abitibi-Consolidated Inc. in connection with the May 1997 merger of Stone-Consolidated Corporation ('Stone-Consolidated') with Abitibi-Price Inc.

     Net sales for the six months ended June 30, 1998 increased $158 million, or 6.6%, to $2,539 million from $2,381 million over the same period of 1997. The increase resulted primarily from improved selling prices for corrugated containers and containerboard and increased corrugated container sales volumes, which more than offset the effect of lower average market pulp selling prices and sales volume. Sales for the first half of 1997, included $62 million of sales generated by SVCPI, which became a non-consolidated affiliate effective June 26, 1997. On a pro forma basis excluding SVCPI in 1997, sales for the first half of 1998 increased 9.5% over the prior year period. Additionally, the strengthening of the U.S. dollar relative to the German Mark and Canadian dollar had a negative effect on sales, by making Stone's products less price competitive with foreign products. In addition, if foreign currency denominated sales had been translated at 1997 exchange rates, net sales in the first six months of 1998 would have been approximately $21 million higher.

     Cost of products sold decreased as a percent of net sales to 82.2% for the first half of 1998 from 84.1% in the prior year period. These improvements were mainly due to increased selling prices for most of Stone's products over prior year levels. See 'Risk Factors -- Industry Condition; Cyclicality.' Selling, general and administrative expenses remained fairly constant as a percent of net sales, at approximately 12% during the period reported. Depreciation and amortization decreased 14.8% from the prior year first half, due in part to the deconsolidation of SVCPI and due to the full depreciation of certain assets in the prior year. Stone's share of losses from equity affiliates increased $12.5 million in the first half, largely as a result of approximately $13 million of foreign exchange transaction losses recorded by certain non-consolidated affiliates in the current year period. Additionally, Stone's 1998 earnings were negatively affected by $8.5 million of foreign exchange transaction losses included in Other (income) expense for the first half of 1998 as compared to $3.6 million of exchange losses recognized in the first half of 1997. Interest expense was $11.2 million higher in the first half of 1998, primarily due to increased average borrowings.

                            PRODUCT LINE SALES DATA

                                                                                                 PERCENTAGE CHANGE
                                                                                                 -----------------
                                                                             SIX MONTHS ENDED    SIX MONTHS ENDED
                                                                                 JUNE 30,            JUNE 30,
                                                                             ----------------   -----------------
                                                                                                  SALES     SALES
                                                                              1998      1997     REVENUE    VOLUME
                                                                             ------    ------    -------    ------
Corrugated containers.....................................................   $1,337    $1,203      11.1%      6.6%
Paperboard and kraft paper................................................      613       542      13.1      (2.4)
Industrial paper bags and sacks...........................................      236       231       2.2       1.8
Market pulp...............................................................      155       238     (34.9)     (6.4)
Other.....................................................................      198       167      18.6        nm
                                                                             ------    ------    -------    ------
Total Net Sales...........................................................    2,539     2,381       6.6
Sales of SVCPI (deconsolidated June 1997).................................       --       (62)
                                                                             ------    ------    -------
Pro forma sales excluding SVCPI...........................................   $2,539    $2,319      9.5%
                                                                             ------    ------    -------
                                                                             ------    ------    -------

------------
nm = not meaningful

                            ------------------------

     For the first six months of 1998 corrugated container sales increased 11.1% over the prior year period as a result of improved selling prices and a 6.6% increase in sales volume. Shipments of corrugated containers were 29.2 billion square feet for the first six months of 1998 versus 27.2 billion for the first six months of 1997.

     Sales of paperboard and kraft paper increased 13.1% over the first half of 1997, despite a 2.4% reduction in sales volume, as a result of significant price improvements from 1997 levels. Production of containerboard and kraft paper was
2.72 million tons for the six months ended June 30, 1998, compared to 2.59 million tons for the prior year period.

     For the six months ended June 30, 1998, industrial bag sales increased 2.2% over the prior year period, primarily due to a 1.8% increase in sales volume. Slightly higher average selling prices also contributed to the improved sales. Shipments of paper bags and sacks, including Stone's proportionate share of retail bag shipments of S&G Packaging Company, L.L.C. ('S&G'), were 247 thousand tons for the six months ended June 30, 1998, compared with 248 thousand tons shipped during the comparable 1997 period.

     Sales of market pulp for the first half of 1998 decreased $83 million, or 34.9%, from the first half of 1997. Excluding $62 million of SVCPI's sales during the first half of 1997, market pulp sales decreased 11.9% from the first half of 1997 due to a 6.1% decline in sales volume and lower average selling prices.

Foreign Currency Risk

     During the first six months of 1998, the average exchange rates for the Canadian dollar and the German Mark strengthened (weakened) against the U.S. dollar as follows:

                                                                    SIX MONTHS ENDED
                                                                     JUNE 30, 1998
                                                                    ----------------
Canadian dollar...................................................        (3.9)%
German mark.......................................................        (4.2)%

     Stone also has experienced foreign currency transaction gains and losses on the translation of U.S. dollar denominated obligations of certain of its Canadian subsidiaries and non-consolidated affiliates. Stone incurred foreign currency transaction (gains) losses of $8.5 million in the first half of 1998 which have been recorded in Other (income) expense, net. Additionally, Stone's share of foreign exchange transaction (gains) losses, net of tax incurred by its non-consolidated affiliates was $12.7 million for the first half of 1998. Most of the exchange gains and losses incurred by non-consolidated affiliates pertain to Abitibi-Consolidated, Stone's 25.2% owned Canadian affiliate. Abitibi-Consolidated is subject to foreign exchange exposures which arise from its foreign currency sales, international operations and U.S. dollar denominated debt. Abitibi-Consolidated partially manages its foreign exchange exposure with a program of foreign exchange forward contracts with major banks as counterparties for periods up to 5 years. Included in Equity (income) loss from affiliates for the first half of 1998 is Stone's share of Abitibi-Consolidated's foreign exchange transaction losses (approximately $14 million, net of tax) which resulted from adjusting outstanding foreign exchange forward contracts to fair market value and recording exchange losses on U.S. dollar denominated debt.

Dividend Arrearages

     The declaration of dividends by the Stone Board is subject to, among other things, certain restrictive provisions contained in the Stone Credit Agreement, the indentures governing Stone's senior notes (the 'Stone Senior Notes Indentures') and the indentures governing Stone's senior subordinated notes (the 'Stone Senior Subordinated Notes Indentures'). Due to these restrictive provisions, Stone cannot declare or pay dividends on the Stone Series E Preferred Stock or Stone Common Stock until (i) Stone generates income or issues capital stock to replenish the dividend pool under various of its debt instruments and (ii) Net Worth (as defined therein) equals or exceeds $750 million. Additionally, Stone Common Stock cash dividends cannot be declared and paid in the event Stone Series E Preferred Stock dividend arrearages exist. At June 30, 1998, the dividend pool under the Stone Senior Subordinated Notes Indentures (which contains the most restrictive dividend pool provision) had a deficit of approximately $522 million and Net Worth was $115.8 million. As of August 15, 1998, Stone had accumulated dividend arrearages on the Stone Series E Preferred Stock of approximately $12 million, which represents six consecutive quarters for which dividends have not been paid. Until the dividends accumulated on the Stone Series E Preferred Stock have been declared and paid or set aside for payment, holders of outstanding shares of Stone Series E Preferred Stock will be entitled to elect two additional directors to the Stone Board. Absent an amendment from its senior and senior subordinated note holders, Stone is not likely to make any dividend payments in 1998 on Stone Series E Preferred Stock. The Merger will have no effect on such dividend arrearages. There can be no assurance, however, that such payments will be made. See 'Comparative Per Share Market Price and Dividend Information' and Notes 10, 13 and 14 to Stone's Consolidated Financial Statements.

1997 COMPARED TO 1996

     In 1997, Stone incurred a loss before extraordinary charges from the early extinguishment of debt of $405 million or $4.16 per share of Stone Common Stock. Stone recorded an extraordinary charge of $13 million, net of income tax benefit or $.13 per share of Stone Common Stock, representing its share of a loss from the early extinguishment of debt incurred by Stone-Consolidated in connection with the May 30, 1997 merger of Stone-Consolidated with Abitibi-Price Inc. (the 'Abitibi Merger'), resulting in a net loss for 1997 of $418 million, or $4.29 per share of Stone Common Stock. See also Note 2 of the Stone Consolidated Financial Statements for a discussion of the Abitibi Merger. In 1996, Stone incurred a loss of $122 million or $1.32 per share of Stone Common Stock, before extraordinary charges from the early extinguishments of debt. Stone recorded extraordinary charges from the early extinguishments of debt totaling $4 million, net of income tax benefit or $.03 per share of Stone Common Stock, resulting in a net loss for 1996 of $126 million, or $1.35 per share of Stone Common Stock.

     The significantly higher net loss for 1997 over 1996 resulted primarily from lower operating margins mainly due to a decrease in average selling prices for most of Stone's products. Cost of products sold increased to 83.9% of net sales from 79.5% in 1996 mainly as a result of these lower selling prices. Selling, general and administrative expenses remained constant as a percent of net sales. Additionally, Stone's 1997 results were adversely impacted by its share of losses incurred at non-consolidated affiliates, higher interest expense resulting primarily from increased borrowings and by a $10 million increase in foreign currency transaction losses. Depreciation and amortization expense decreased $13.1 million primarily due to the deconsolidation of SVCPI (discussed below) for the second half of 1997. Stone recorded an income tax benefit of $201 million on a pretax loss of $605 million in 1997 as compared with a 1996 income tax benefit of $66 million on a pretax loss of $189 million. Stone's effective income tax rates for both years reflect the impact of non-deductible amortization of intangibles.

                            PRODUCT LINE SALES DATA

                                                                                NET SALES        PERCENTAGE CHANGE
                                                                             ----------------    -----------------
                                                                                YEAR ENDED         1997 VS 1996
                                                                               DECEMBER 31,      -----------------
                                                                             ----------------     SALES     SALES
                                                                              1997      1996     REVENUE    VOLUME
                                                                             ------    ------    -------    ------
                                                                              (IN MILLIONS)
Corrugated containers.....................................................   $2,448    $2,670      (8.3)%     4.0%
Paperboard and kraft paper................................................    1,177     1,115       5.6      18.5
Industrial paper bags and sacks...........................................      479       470       1.9       2.7
Market pulp...............................................................      395       330      19.7       8.7
Other.....................................................................      350       365      (4.1)       nm
                                                                             ------    ------    -------    ------
Sub-total.................................................................    4,849     4,950      (2.0)
Net sales of retail bag operations (prior to
  July 1996 de-consolidation).............................................       --       120
Net sales of wood product operations (prior to
  October 1996 sale)......................................................       --        72
                                                                             ------    ------    -------
Total net sales...........................................................   $4,849    $5,142      (5.7)%
                                                                             ------    ------    -------
                                                                             ------    ------    -------

------------
nm = not meaningful

     Net sales for 1997 decreased $293 million, or 5.7%, to $4.85 billion from $5.14 billion in 1996. Included in Stone's 1996 sales are sales contributed from certain wood product operations ($72 million) which were sold in October 1996 and sales from retail bag operations ($120 million) which, in July 1996 were contributed, together with those of Gaylord Container Corporation to form S&G, a joint venture that Stone reports as a non-consolidated affiliate under the equity method of accounting. On a pro forma basis excluding sales generated by the wood product and retail bag operations for 1996, sales for 1997 decreased approximately $101 million or 2% from 1996. Additionally the strengthening of the U.S. dollar relative to the German mark and Canadian dollar had a negative effect on sales, by making Stone's products less price competitive with foreign products. In addition, if foreign currency denominated sales had been translated at 1996 exchange rates, net sales in 1997 would have been approximately $66 million higher.

     Net sales of corrugated containers decreased 8.3% from 1996 as significantly lower average selling prices more than offset a 4% improvement in sales volume. Corrugated container sales volume, including the proportionate share of Stone's non-consolidated affiliates, increased 4.9% to 55.7 billion square feet, up from 53.1 billion square feet shipped in 1996.

     Net sales of paperboard and kraft paper increased 5.6% as an 18.5% improvement in sales volume more than offset significantly lower selling prices. Production of containerboard and kraft paper was 5.4 million tons in 1997 compared to 5.0 million tons in the prior year.

     Net sales of industrial paper bags and sacks increased 1.9% as a 2.7% sales volume increase more than offset decreases in average selling prices.

     Market pulp sales increased 19.7% to $395 million in 1997 as a result of an 8.7% increase in sales volume and improved selling prices. Despite this improvement, market pulp prices continue to remain at low levels. Effective June 26, 1997, Stone sold half of its interest in SVCPI and began reporting SVCPI under the equity method of accounting. Excluding SVCPI's sales for 1997 and 1996, market pulp sales increased 28.1% on a pro forma basis over the prior year.

     Stone's share of losses from affiliates reported under the equity method of accounting was $71 million in 1997, which represents a $134 million decrease from 1996 earnings from non-consolidated affiliates of $63 million. Approximately $84 million of this decrease was attributable to a decrease in the results of operations of Abitibi-Consolidated which primarily resulted from a substantial decrease in average selling prices for publication papers. The $23 million equity loss from Abitibi-Consolidated for 1997 was also unfavorably impacted by foreign exchange transaction losses (approximately $16 million, net of tax) and by non-recurring merger related restructuring charges (approximately $7 million, net of tax). Stone's equity losses from non-consolidated affiliates for 1997 was also adversely affected by its share of net losses incurred at SVCPI, Florida Coast Paper Company, L.L.C. ('Florida Coast') and S&G, which aggregated approximately $49 million.

Foreign Currency Risk

     In 1997, the average exchange rates for the Canadian dollar and the German mark strengthened (weakened) against the U.S. dollar as follows:

                                                                       YEAR ENDED
                                                                      DECEMBER 31,
                                                                     ---------------
                                                                     1997       1996
                                                                     -----      ----
Canadian dollar...................................................    (1.5)%    0.7%
German mark.......................................................   (15.3)%    (5.1)%

     Stone also has experienced foreign currency transaction gains and losses on the translation of U.S. dollar denominated obligations of certain of its Canadian subsidiaries and non-consolidated affiliates. Stone incurred foreign currency transaction losses of $10.7 million in 1997 and $.5 million in 1996, which have been recorded in Other (income) expense, net. Additionally, Stone's share of foreign exchange transaction (gains) losses, net of tax incurred by its non-consolidated affiliates was $23.0 million in 1997 and $(1.0) million in 1996. Abitibi-Consolidated partially manages its foreign exchange exposure with a program of foreign exchange forward contracts with major banks as counterparties for periods up to 5 years. Included in Equity (income) loss from affiliates for the year ended 1997 is Stone's share of Abitibi-Consolidated's foreign exchange transaction losses (approximately $16 million, net of tax) which resulted from adjusting outstanding foreign exchange forward contracts to fair market value and recording exchange losses on U.S. dollar denominated debt.

1996 COMPARED TO 1995

     In 1996, Stone incurred a loss before extraordinary charges from the early extinguishments of debt of $122 million, or $1.32 per share of Stone Common Stock. Stone recorded extraordinary charges from the early extinguishments of debt totaling $4 million, net of income tax benefit or $.03 per share of Stone Common Stock, resulting in a net loss for 1996 of $126 million, or $1.35 per share of Stone Common Stock. In 1995, Stone reported income before extraordinary charges from the early extinguishments of debt of $445 million, or $4.64 per share of Stone Common Stock and $3.89 per share of Stone Common Stock on a diluted basis. Stone recorded extraordinary charges from the early extinguishments of debt totaling $189 million, net of income tax benefit, or $2.01 per share of Stone Common Stock and $1.65 per share of Stone Common Stock on a diluted basis, resulting in net income for 1995 of $256 million, or $2.63 per share of Stone Common Stock and $2.24 per share of Stone Common Stock on a diluted basis.

     The net loss for 1996 represented a significant decrease from the net earnings of 1995. This decrease resulted from substantially lower operating margins primarily attributable to significantly lower average selling prices for most of Stone's products. Additionally, Stone's 1996 results included a non-recurring $5 million pretax loss associated with the sale of certain assets and foreign exchange transaction losses of $.5 million as compared with foreign exchange transaction gains of $8 million in 1995. Stone recorded an income tax benefit of $66 million on a pretax loss of $189 million in 1996 as compared with a 1995 income tax provision of $321 million on pretax earnings of $795 million. Stone's effective income tax rates for both years reflect the impact of non-deductible amortization of intangibles.

                            PRODUCT LINE SALES DATA

                                                                                NET SALES        PERCENTAGE CHANGE
                                                                             ----------------    -----------------
                                                                                YEAR ENDED         1996 VS 1995
                                                                               DECEMBER 31,      -----------------
                                                                             ----------------     SALES     SALES
                                                                              1996      1995     REVENUE    VOLUME
                                                                             ------    ------    -------    ------
                                                                              (IN MILLIONS)
Corrugated containers.....................................................   $2,670    $3,078     (13.3)%    (0.9 )%
Paperboard and kraft paper................................................    1,115     1,425     (21.8)     10.9
Industrial paper bags and sacks...........................................      470       460       2.2      (0.6 )
Market pulp...............................................................      330       750     (56.0)    (21.1 )
Other.....................................................................      365       363        .6        nm
                                                                             ------    ------    -------    ------
Sub-total.................................................................    4,950     6,076     (18.5)
Net sales of retail bag operations (prior to
  July 1996 de-consolidation).............................................      120       283
Net sales of wood product operations (prior to
  October 1996 sale)......................................................       72       100
Net sales of Stone-Consolidated...........................................       --       892
                                                                             ------    ------    -------
Total net sales...........................................................   $5,142    $7,351     (30.1)%
                                                                             ------    ------    -------
                                                                             ------    ------    -------

------------
nm = not meaningful

                            ------------------------

     Net sales for 1996 decreased $2.2 billion, or 30.1%, from 1995. Net sales for 1995 included $892 million of sales of Stone-Consolidated. Excluding the effect of Stone-Consolidated, sales for 1996 decreased approximately $1.3 billion or 20.4% from 1995. The change in foreign exchange rates from 1995 to 1996 did not materially affect net sales.

     Net sales of corrugated containers, paperboard and kraft paper and market pulp decreased 13.3%, 21.8% and 56.0%, respectively, from 1995 mainly due to sharply lower selling prices. Additionally, a 21% reduction in market pulp sales volume also contributed to the sales decrease. Corrugated container sales volume of 53.1 billion square feet, including the proportionate share of Stone's non-consolidated affiliates, was virtually unchanged from that of the prior year, while paperboard and kraft paper volume improved modestly.

     The decrease in sales for retail bags was primarily attributable to the de-consolidation of Stone's retail bag packaging operations effective with the previously mentioned July 12, 1996 formation of S&G, a joint venture that Stone reports as a non-consolidated affiliate under the equity method of accounting. Net sales of industrial paper bags and sacks increased 2.2% from 1995 as modest price improvement more than offset a slight volume decrease.

     As previously mentioned, Stone began reporting Stone-Consolidated as a non-consolidated affiliate under the equity method of accounting effective November 1, 1995 (the 'SCI de-consolidation'). Largely as a result of this, equity earnings increased to $63 million in 1996 from $20 million in 1995. However, 1996 equity earnings decreased approximately $41 million when compared to equity earnings for 1995 on a restated basis (restated to reflect Stone-Consolidated historical results as those of a non-consolidated affiliate under the equity method of accounting effective January 1, 1995). This decrease was mainly due to reduced operating margins at Stone-Consolidated primarily attributable to lower average selling prices for newsprint and groundwood papers.

     Stone incurred substantial interest expense due to its significant level of indebtedness. Interest expense decreased in 1996 to $414 million from $460 million in 1995. This decrease was partially due to the SCI de-consolidation as interest expense for 1995 included approximately $28 million of Stone-Consolidated's interest expense. The remainder of the decrease primarily reflected the effect of lower average outstanding borrowings in 1996 as compared with 1995.

Foreign Currency Risk

     In 1996, the average exchange rates for the Canadian dollar and the German Mark strengthened (weakened) against the U.S. dollar as follows:

                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                                      --------------
                                                                      1996      1995
                                                                      ----      ----
Canadian dollar....................................................    0.7%     (0.5)%
German mark........................................................   (5.1)%    11.7%

     Stone also has experienced foreign currency transaction gains and losses on the translation of U.S. dollar denominated obligations of certain of its Canadian subsidiaries and non-consolidated affiliates. Stone incurred foreign currency transaction (gains) losses of $.5 million in 1996 and $(8.0) million in 1995, which have been recorded in Other (income) expense, net. Additionally, Stone's share of foreign exchange transaction (gains) losses, net of tax incurred by its non-consolidated affiliates, was $(1.0) million and $0 in 1996 and 1995, respectively.

LIQUIDITY AND CAPITAL RESOURCES

STONE

     Stone's working capital ratio was 1.3 to 1 at June 30, 1998 and 1.5 to 1 at December 31, 1997. Stone's long-term debt to total capitalization ratio was 96.3% at June 30, 1998 and 88.8% at December 31, 1997. Capitalization, for purposes of this ratio, includes long-term debt, deferred income taxes, minority interest and stockholders' equity.

     Stone's primary capital requirements consist of debt service and capital expenditures, including capital investment for compliance with certain environmental legislation requirements and ongoing maintenance expenditures and improvements.

     Stone's credit agreement contains covenants that include, among other things, the maintenance of certain financial tests and ratios. On March 26, 1998, on June 5, 1998 and on July 31, 1998, Stone and its lenders amended Stone's credit agreement to, among other things, modify certain financial covenant requirements. At June 30, 1998, Stone's credit agreement, as amended, provided for four senior secured term loans aggregating $1,001 million which mature through October 1, 2003 and $560 million of senior secured revolving credit facilities commitments maturing May 15, 1999.

     At September 30, 1998, Stone had borrowing availability of approximately $117 million (net of letters of credit which reduce the amount available to be borrowed) under its revolving credit facilities in addition to its cash and cash equivalents. The weighted average interest rates on outstanding term loan and revolver borrowings under Stone's credit agreement for the six months ended June 30, 1998 were 9.0% and 8.6%, respectively. The weighted average rates do not include the effect of the amortization of deferred debt issuance costs.

     The Stone Senior Notes Indentures (under which approximately $2 billion of debt is outstanding as of June 30, 1998) provide that if Stone does not maintain a minimum Subordinated Capital Base (as defined therein) of $1 billion for any two successive quarters, then Stone will be required to semi-annually offer to purchase 10% of such outstanding indebtedness at par until the minimum Subordinated Capital Base is again attained. In the event that Stone's credit agreement does not permit the offer to repurchase, then Stone will be required to increase the rates on the notes outstanding under the Stone Senior Notes Indentures by 50 basis points per quarter up to a maximum of 200 basis points until the minimum Subordinated Capital Base is attained. Stone's Subordinated Capital Base was $636.0 million at June 30, 1998, $840.0 million at March 31, 1998 and $898.6 million at December 31, 1997. In April 1998, Stone, as permitted by an amendment to its credit agreement, made a one-time offer for the repurchase of 10% of the senior notes issued under the Stone Senior Notes Indentures. The offer expired on April 28, 1998 with approximately $1.3 million of notes having been tendered and purchased at par.

     The Stone Senior Subordinated Notes Indentures (under which approximately $594 million of debt was outstanding at June 30, 1998) provide that if Stone does not maintain $500 million of Net Worth (as defined therein) for any two successive quarters, Stone will be required to increase the interest rate on indebtedness outstanding under the Stone Senior Subordinated Notes Indentures by 50 basis points on each succeeding interest payment date up to a maximum amount of 200 basis points until the required Net Worth is attained. Stone's Net Worth was $115.8 million at June 30, 1998, $319.8 million at March 31, 1998 and $378.4 million at December 31, 1997. Effective August 15, 1998, Stone was required to increase the interest rate on its 11% Senior Subordinated Debentures due August 15, 1999 by 50 basis points. Effective October 1, 1998, Stone was also required to increase the interest rate on its 10 3/4% Senior Subordinated Debentures due April 1, 2002 and its Senior Subordinated Units due April 1, 2002.

YEAR 2000

     The Year 2000 issue is the result of computer programs using two digits rather than four to define the applicable year. Any of Stone's computer programs that use two digits rather than four digits to specify the year will be unable to interpret dates beyond the year 1999. This problem could result in a system failure or miscalculations causing disruptions of operations. The three major areas that could be critically affected are financial and information system applications, manufacturing operations and third-party relationships with vendors and with customers.

     Stone has developed plans to address the Year 2000 Issue. Financial and operational systems and manufacturing equipment have been assessed, detailed plans have been and continue to be developed and conversion efforts have commenced. Stone is also communicating with critical suppliers to ascertain that they are addressing potential year 2000 issues. Based on current assessments, management believes that Stone's systems and equipment will be year 2000 compliant before December 31, 1999 and that the costs required to achieve this will not materially impact Stone's consolidated financial position, results of operations or cash flows.

ENVIRONMENTAL MATTERS

     Stone's operations are subject to extensive environmental regulation by federal, state and local authorities in the United States and, in addition, regulatory authorities with jurisdiction over its foreign operations. Stone has, in the past, made significant capital and other expenditures to comply with water, air and solid and hazardous waste regulations and expects to make significant expenditures in the future. Capital expenditures for environmental control equipment and facilities were approximately $24 million in 1997, and Stone anticipates that 1998 and 1999 environmental capital expenditures will approximate $18 million and $50 million, respectively. The majority of the 1999 expenditures relate to amounts that Stone currently anticipates will be required to comply with the Cluster Rule. Although capital expenditures for environmental control equipment and facilities and compliance costs in future years will depend on legislative and technological developments which cannot be predicted at this time, such costs could increase as environmental regulations become more stringent. Environmental control expenditures include projects which, in addition to meeting environmental concerns, yield certain benefits to Stone in the form of increased capacity and production cost savings. In addition to capital expenditures for environmental control equipment and facilities, other expenditures incurred to maintain environmental regulatory compliance (including any remediation) represent ongoing costs to Stone.

     Stone currently believes it will be required to make capital expenditures of approximately $180 million during the period of 1998 through 2005 in order to meet the requirements of the Cluster Rule. Also, additional operating expense will be incurred as capital installations required by the Cluster Rule are put into service. Such incremental expense will ultimately increase to as much as $20 million per year by the year 2005. The ultimate cost of complying with the Cluster Rule cannot be predicted with certainty until further engineering studies are completed and additional regulations are finalized.

     In addition, Stone is from time to time subject to litigation and governmental proceedings regarding environmental matters in which injunctive and/or monetary relief is sought. Stone has been named a PRP at a number of sites which are the subject of remedial activity under CERCLA or comparable state laws. Although Stone is subject to joint and several liability imposed under CERCLA, at most of the multi-PRP sites there are organized groups of PRPs and costs are being shared among PRPs. Future environmental regulations or the identification of new information may have an unpredictable and potentially material adverse effect on Stone's operations and earnings, but based on current information they are not expected to adversely affect Stone's competitive position.

                                 LEGAL MATTERS

     The validity of the JSC Common Stock to be issued to Stone stockholders pursuant to the Merger will be passed upon by Davis Polk & Wardwell, special counsel to JSC. It is a condition to the consummation of the Merger that Stone receive an opinion from Sidley & Austin, special counsel to Stone, to the effect that, among other things, neither Stone nor any of its stockholders will recognize gain or loss for U.S. federal income tax purposes as a result of the Merger (other than in respect of any cash paid in lieu of fractional shares). See 'The Merger Agreement Conditions to the Merger' and 'The Merger -- Certain U.S. Federal Income Tax Consequences.'

                                    EXPERTS

     The consolidated financial statements and the schedule of JSC appearing in JSC's Annual Report on Form 10-K for the year ended December 31, 1997 and JSCE appearing in JSCE's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon and incorporated in this Joint Proxy Statement/Prospectus by reference. Such consolidated financial statements and schedule have been incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Stone as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Joint Proxy Statement/Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Abitibi-Consolidated Inc. as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, the financial information of Abitibi-Consolidated Inc. prepared in accordance with United States generally accepted accounting principles as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, and the financial statements of Stone-Consolidated Corporation as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Joint Proxy Statement/Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                          FUTURE STOCKHOLDER PROPOSALS

     Stockholder proposals intended to be presented at the 1999 Annual Meeting of Stockholders of JSC must be received by the Secretary of JSC (or, if the Merger is consummated prior thereto, by SSCC) not later than December 10, 1998 for inclusion in the proxy materials for such meeting.

     If proxy materials are required to be delivered, stockholder proposals intended to be presented at the 1999 Annual Meeting of Stockholders of Stone must be received by the Secretary of Stone not later than December 9, 1998 for inclusion in the proxy materials for such meeting.

                      WHERE YOU CAN FIND MORE INFORMATION

     JSC and Stone file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at 'http://www.sec.gov.'

     JSC filed a Registration Statement on Form S-4 to register with the SEC the JSC Common Stock to be issued to Stone stockholders in the Merger. This Joint Proxy Statement/Prospectus is a part of that Registration Statement and constitutes a prospectus of JSC in addition to being a proxy statement of JSC and Stone for their respective Meetings. As permitted by SEC rules, this Joint Proxy Statement/Prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

     The SEC allows JSC and JSCE to 'incorporate by reference' information into this Joint Proxy Statement/Prospectus, which means that JSC and JSCE can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Joint Proxy Statement/Prospectus, except for any information superseded by information in this Joint Proxy Statement/Prospectus. This Joint Proxy Statement/Prospectus incorporates by reference the documents set forth below that JSC has previously filed with the SEC. These documents contain important information about JSC and its financial performance.


        JSC SEC FILINGS (FILE NO. 0-23876)                                 PERIOD
---------------------------------------------------  ---------------------------------------------------
Annual Report on Form 10-K.........................  Fiscal Year ended December 31, 1997
Quarterly Reports on Form 10-Q.....................  Quarter ended March 31, 1998 and June 30, 1998
Current Reports on Form 8-K........................  Filed on May 12, 1998
Description of JSC Common Stock from Registration
  Statement on Form 8-A............................  Filed on April 19, 1994 and amended on April 24,
                                                     1994

     JSC is also incorporating by reference additional documents that JSC files with the SEC between the date of this Joint Proxy Statement/Prospectus and the date of the JSC Meeting.

     JSC has supplied all information contained or incorporated by reference in this Joint Proxy Statement/Prospectus relating to JSC, and Stone has supplied all such information contained in this Joint Proxy Statement/Prospectus relating to Stone.

     If you are a stockholder of JSC, JSC may have sent you some of the documents incorporated by reference, but you can obtain any of them through JSC or the SEC. Documents incorporated by reference are available from JSC without charge, excluding all exhibits unless JSC has specifically incorporated by reference an exhibit in this Joint Proxy Statement/Prospectus. Stockholders may obtain documents incorporated by reference in this Joint Proxy Statement/Prospectus by requesting them in writing or by telephone at the following address:

                         Jefferson Smurfit Corporation
                            Jefferson Smurfit Centre
                              8182 Maryland Avenue
                           St. Louis, Missouri 63105
                              Tel: (314) 746-1223

     If you would like to request documents from JSC, please do so by November 10, 1998 to receive them before the Meetings. JSC will send such documents by first-class mail within one business day of receiving any such request.

     You should rely only on the information contained or incorporated by reference in this Joint Proxy Statement/Prospectus to vote on the JSC Proposal and the Stone Proposals. We have not authorized anyone to provide you with information that is different from what is contained in this Joint Proxy Statement/Prospectus. This Joint Proxy Statement/Prospectus is dated October 8, 1998. You should not assume that the information contained in this Joint Proxy Statement/Prospectus is accurate as of any date other than such date, and neither the mailing of this Joint Proxy Statement/Prospectus to stockholders nor the issuance of shares of JSC Common Stock in the Merger shall create any implication to the contrary.


               LIST OF DEFINED TERMS

DEFINED TERM                                    PAGE NO.
----------------------------------------------  --------
1933 Act......................................       31
1992 Plan.....................................     F-24
1993 Plan.....................................     F-23
1995 Plan.....................................     F-23
7% Convertible Debentures.....................       83
Abitibi.......................................       20
Abitibi Merger................................      109
Abitibi-Consolidated..........................     F-10
Acquiring Person..............................       93
Acquisition Proposal..........................       74
Action........................................       30
Advance Ruling Certificate....................       30
Affected Employees............................       67
affiliated....................................       83
affiliates....................................       31
Amalco........................................     F-10
Amalgamation..................................     F-10
Amended JSC Credit Agreement..................       15
Antitrust Division............................       29
Article 5.....................................       82
Article 5 Termination Date....................       82
Asset Purchase Agreement......................       48
Award.........................................       77
broker non-vote...............................       80
Brown Assets..................................       45
CAA...........................................      101
CCA...........................................       87
Celgar Mill...................................     F-10
CEO...........................................       54
CERCLA........................................       19
Certificate of Merger.........................       14
CFO...........................................       57
Chairman......................................       84
change in control.............................       57
Change in Control Agreements..................       56
CITIC.........................................     F-10
Cluster Rule..................................       19
Code..........................................       21
Comparable Companies..........................       50
Competition Act Director......................       30
Complaint.....................................       30
Consent Agreement.............................      102
Container Group...............................       44
CP&L..........................................      100
CP&L Federal Court Action.....................      100
Credit Agreement..............................      103
DCF...........................................       53
Delaware Law..................................       82
DEP...........................................      100
Disinterested Director with respect to JSG....       75
Disinterested Director with respect to
  MSLEF.......................................       75
District Court................................      100
E Tranche Facility............................     F-18
EBITDA........................................       50
EC............................................       30
EC Merger Regulation..........................       29
Effective Time................................       14
Electric Agreement............................      100
End Date......................................       69
Engagement Letter.............................       47
EPA...........................................       19
EPS...........................................       51
EVP...........................................       57
Exchange Agent................................       63
Exchange Ratio................................       14
Expected Synergies............................       42
FASB..........................................      F-7
FCP...........................................     F-25
FCPC..........................................       96
FERC..........................................      100
FERC Order....................................      100
Fifth Anniversary.............................       89
Florence Facility.............................      100
Florida Coast.................................      110
FTC...........................................       29
FTC Act.......................................      101
Funds.........................................       60
GAAP..........................................     F-64
Holders.......................................       58
HSR Act.......................................       29
Incentive Plan................................       21
Independent Director..........................       75
independent directors.........................       57
Initial Purchase Price........................       72
Investment Return.............................       83
JSC...........................................        1
JSC Common Stock..............................       14
JSC Designees.................................       56
JSC Director..................................       84
JSC Directors.................................       84
JSC Meeting...................................       14
JSC Proposal..................................       21
JSC Record Date...............................       78
JSC Severance Benefit.........................       57
JSC Support Agreements........................       54
JSC Third Party Acquisition Event.............       71
JSG...........................................       25
LIFO..........................................      F-8
LTM...........................................       50
MacBlo........................................     F-39
Material Adverse Effect.......................       64
MBI...........................................       60
Meetings......................................       14
Merger........................................       14
Merger Agreement..............................       14
Merrill Lynch.................................       25
Merrill Lynch Opinion.........................       42
Missoula Mill.................................      101
MS Directors..................................       60
MS&Co.........................................       60
MSLEF.........................................        7
MSLEF Designee................................       57
MSLEF Director................................       84
MSLEF Nominees................................       86
MSLEF Support Agreement.......................       54
MSLEF Threshold Amount of Shares..............       82
Nasdaq........................................       31
NOLs..........................................       52
Nominating Committee..........................       83
Non-Brown Assets..............................       45
normalized....................................       44
Normalized EBITDA.............................       44
Notes.........................................     F-39
Old JSC Bylaws................................       82
Old JSC Charter...............................       82
Other Proceedings.............................      100
Peak EBITDA...................................       44
piggyback.....................................       59
Plaintiffs....................................      101
Post-Merger Average Market Price..............       72
Precedent Transactions........................       51
PRP...........................................       19
Purchased Assets..............................       59
QF............................................      100
Rainy River...................................     F-10
Registrable Securities........................       58
Registration Rights Agreement.................       58
Required Majority.............................       86
Rescission Notice.............................       59
Right.........................................       93
Rights Agreement..............................       93
S&G...........................................      108
Salomon Smith Barney..........................       47
Salomon Smith Barney May Opinion..............       48
Salomon Smith Barney Update Opinion...........       48
SCI de-consolidation..........................      112
SEC...........................................       36
Sellers.......................................       72
Senior Note Indentures........................      103
Senior Subordinated Indenture.................      103
Series D Preferred Stock......................       92
Series E Cumulative Preferred Stock...........     F-22
Severance Agreements..........................       57
SFAS 123......................................     F-24
SFAS 128......................................      F-7
SFAS 130......................................      F-9
SFAS 131......................................     F-10
SIBV..........................................       18
SIBV Nominees.................................       86
SIBV Support Agreement........................       54
SOP 98-5......................................     F-38
SSCC..........................................        1
SSCC Bylaws...................................       21
SSCC Charter..................................       21
SSCC Common Stock.............................       14
SSCC Incentive Plan Proposal..................       21
SSR...........................................      102
standstill....................................       23
Standstill Agreement..........................       48
Stock Purchase Agreement......................       48
Stockholders' Agreement.......................       73
Stone.........................................       14
Stone Bylaws..................................       62
Stone Canada..................................       60
Stone Chairman................................       93
Stone Charter.................................       82
Stone Charter Amendment.......................       75
Stone Common Stock............................       14
Stone Designees...............................       55
Stone Director................................       84
Stone Directors...............................       84
Stone Employment Agreement....................       55
Stone FERC Proceeding.........................      100
Stone Meeting.................................       14
Stone Proposal................................       21
Stone Record Date.............................       79
Stone Senior Notes Indentures.................      108
Stone Senior Subordinated Notes Indentures....      108
Stone Series E Preferred Stock................       28
Stone Severance Benefit.......................       56
Stone Support Agreement.......................       54
Stone Third Party Acquisition Event...........       71
Stone-Consolidated............................      107
Stone's.......................................     F-36
Sub...........................................       14
Subscription Agreement........................       87
Superior Court................................     F-62
Superior Proposal.............................       67
Supervisory Committees........................       88
Support Agreements............................       54
SVCPI.........................................      107
Takeover Proposal.............................       66
Unaffiliated Director.........................       84
Units Offering................................     F-19
Volume Weighted Prices........................       72
Voting Agreement..............................       58
WMC...........................................      105



                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

STONE CONTAINER CORPORATION

Audited Consolidated Financial Statements:
     Report of Independent Accountants.....................................................................    F-2
     Consolidated Statements of Operations for the Years Ended December 31, 1997, 1996 and 1995............    F-3
     Consolidated Balance Sheets as of December 31, 1997 and 1996..........................................    F-4
     Consolidated Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and 1995............    F-5
     Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1997, 1996 and
      1995.................................................................................................    F-6
     Notes to Consolidated Financial Statements............................................................    F-7

Unaudited Financial Statements:
     Consolidated Balance Sheets as of June 30, 1998 (Unaudited) and December 31, 1997 (Audited)...........   F-33
     Consolidated Statements of Operations and Accumulated Deficit for the Six Months Ended June 30, 1998
      and 1997 (Unaudited).................................................................................   F-34
     Consolidated Statements of Cash Flows for the Six Months Ended June 30, 1998 and 1997 (Unaudited).....   F-35
     Notes to Consolidated Financial Statements (Unaudited)................................................   F-36

ABITIBI-CONSOLIDATED INC.
Audited Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles:
     Auditors' Report......................................................................................   F-42
     Consolidated Earnings for the Years ended December 31, 1997, 1996 and 1995............................   F-43
     Consolidated Retained Earnings for the Years ended December 31, 1997, 1996 and 1995...................   F-44
     Consolidated Balance Sheets as of December 31, 1997 and 1996..........................................   F-45
     Changes in Consolidated Cash Position for the Years ended December 31, 1997, 1996 and 1995............   F-46
     Consolidated Business Segments for the Years ended December 31, 1997, 1996 and 1995...................   F-47
     Notes to Consolidated Financial Statements............................................................   F-49

Financial Information prepared in accordance with United States generally accepted accounting principles:
     Report of Independent Accountant......................................................................   F-63
     Differences between Canadian and United States generally accepted accounting principles...............   F-64
     Consolidated Earnings for the Years ended December 31, 1997, 1996 and 1995............................   F-65
     Consolidated Retained Earnings for the Years ended December 31, 1997, 1996 and 1995...................   F-66
     Changes in Consolidated Cash Position for the Years ended December 31, 1997, 1996 and 1995............   F-67
     Consolidated Balance Sheets as of December 31, 1997 and 1996..........................................   F-68

STONE-CONSOLIDATED CORPORATION
     Auditors' Report......................................................................................   F-69
     Consolidated Balance Sheets as of December 31, 1996 and 1995..........................................   F-70
     Consolidated Statements of Operations for the Years ended December 31, 1996, 1995 and 1994............   F-71
     Consolidated Statements of Changes in Financial Position for the Years ended December 31, 1996, 1995
      and 1994.............................................................................................   F-72
     Consolidated Statements of Shareholders' Equity for the Years ended December 31, 1996, 1995 and
      1994.................................................................................................   F-73
     Notes to Consolidated Financial Statements............................................................   F-74


                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Stone Container Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Stone Container Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Chicago, Illinois
March 26, 1998


                  STONE CONTAINER CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                  --------------------------------
                                                                                    1997        1996        1995
                                                                                  --------    --------    --------
                                                                                   (IN MILLIONS EXCEPT PER SHARE)
Sales
     Net sales.................................................................   $4,849.1    $5,141.8    $7,351.2
                                                                                  --------    --------    --------
Costs and expenses
     Cost of products sold.....................................................    4,069.6     4,085.4     5,168.9
     Selling, general and administrative expenses..............................      567.0       596.2       608.5
     Depreciation and amortization.............................................      301.7       314.8       371.8
     Equity (income) loss from affiliates......................................       70.8       (63.2)      (19.9)
     Other (income) expense net................................................      (12.0)      (15.8)      (33.1)
                                                                                  --------    --------    --------
     Income (loss) before interest expense, income taxes, minority interest and
       extraordinary charges...................................................     (148.0)      224.4     1,255.0
     Interest expense..........................................................     (457.1)     (413.5)     (460.3)
                                                                                  --------    --------    --------
     Income (loss) before income taxes, minority interest and extraordinary
       charges.................................................................     (605.1)     (189.1)      794.7
     (Provision) credit for income taxes.......................................      200.8        66.0      (320.9)
     Minority interest.........................................................       (0.1)        0.6       (29.3)
                                                                                  --------    --------    --------
Net income (loss)
     Income (loss) before extraordinary charges................................     (404.4)     (122.5)      444.5
     Extraordinary charges from early extinguishments of debt (net of income
       tax benefits)...........................................................      (13.3)       (3.7)     (189.0)
                                                                                  --------    --------    --------
     Net income (loss).........................................................     (417.7)     (126.2)      255.5
     Preferred stock dividends.................................................       (8.1)       (8.1)       (8.1)
                                                                                  --------    --------    --------
     Net income (loss) applicable to common shares.............................   $ (425.8)   $ (134.3)   $  247.4
                                                                                  --------    --------    --------
                                                                                  --------    --------    --------
Per share of common stock:
Basic:
     Income (loss) before extraordinary charges................................   $  (4.16)   $  (1.32)   $   4.64
     Extraordinary charges from early extinguishments of debt..................      (0.13)      (0.03)      (2.01)
                                                                                  --------    --------    --------
     Net income (loss).........................................................   $  (4.29)   $  (1.35)   $   2.63
                                                                                  --------    --------    --------
                                                                                  --------    --------    --------
Diluted:
     Income (loss) before extraordinary charges................................   $  (4.16)   $  (1.32)   $   3.89
     Extraordinary charges from early extinguishments of debt..................      (0.13)      (0.03)      (1.65)
                                                                                  --------    --------    --------
     Net income (loss).........................................................   $  (4.29)   $  (1.35)   $   2.24
                                                                                  --------    --------    --------
                                                                                  --------    --------    --------

        The accompanying notes are an integral part of these statements.


                  STONE CONTAINER CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                               DECEMBER 31,
                                                                                         ------------------------
                                                                                           1997           1996
                                                                                         ---------      ---------
                                                                                              (IN MILLIONS)
                                        ASSETS
Current assets:
     Cash and cash equivalents........................................................   $   112.6      $   112.6
     Accounts and notes receivable (less allowances of $27.8 and $24.3)...............       652.7          572.8
     Inventories......................................................................       716.0          741.6
     Other............................................................................       114.4          134.2
                                                                                         ---------      ---------
          Total current assets........................................................     1,595.7        1,561.2
                                                                                         ---------      ---------
Property, plant and equipment.........................................................     4,857.3        4,939.1
Accumulated depreciation and amortization.............................................    (2,479.8)      (2,305.4)
                                                                                         ---------      ---------
          Property, plant and equipment -- net........................................     2,377.5        2,633.7
Timberlands...........................................................................        49.6           34.6
Goodwill..............................................................................       444.0          485.4
Investment in equity of non-consolidated affiliates...................................       878.1        1,198.2
Other.................................................................................       479.2          440.7
                                                                                         ---------      ---------
          Total assets................................................................   $ 5,824.1      $ 6,353.8
                                                                                         ---------      ---------
                                                                                         ---------      ---------

                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable.................................................................   $   327.9      $   363.8
     Current maturities of senior and subordinated long-term debt.....................       415.9          186.7
     Notes payable and current maturities of non-recourse debt of consolidated
      affiliates......................................................................          --           21.9
     Income taxes.....................................................................        26.6           15.1
     Accrued and other current liabilities............................................       318.6          301.7
                                                                                         ---------      ---------
          Total current liabilities...................................................     1,089.0          889.2
                                                                                         ---------      ---------
Senior long-term debt.................................................................     3,238.0        3,269.6
Subordinated debt.....................................................................       697.5          422.3
Non-recourse debt of consolidated affiliates..........................................          --          259.2
Other long-term liabilities...........................................................       306.7          308.1
Deferred taxes........................................................................       216.0          410.2
Commitments and contingencies (Note 17)...............................................
Stockholders' equity:
     Series E preferred stock.........................................................       115.0          115.0
     Common stock (99.3 shares outstanding)...........................................       966.3          954.8
     Accumulated deficit..............................................................      (510.8)         (94.2)
     Foreign currency translation adjustment..........................................      (293.3)        (178.8)
     Unamortized expense of restricted stock plan.....................................        (0.3)          (1.6)
                                                                                         ---------      ---------
          Total stockholders' equity..................................................       276.9          795.2
                                                                                         ---------      ---------
          Total liabilities and stockholders' equity..................................   $ 5,824.1      $ 6,353.8
                                                                                         ---------      ---------
                                                                                         ---------      ---------

        The accompanying notes are an integral part of these statements.



                  STONE CONTAINER CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                  -------------------------------
                                                                                   1997        1996        1995
                                                                                  -------     -------     -------
                                                                                           (IN MILLIONS)
Cash flows from operating activities
     Net income (loss).........................................................   $(417.7)    $(126.2)    $ 255.5
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
          Depreciation and amortization........................................     301.7       314.8       371.8
          Deferred taxes.......................................................    (217.1)      (88.1)      213.6
          Foreign currency transaction (gains) losses..........................      10.7         0.5        (8.1)
          Equity (income) loss from affiliates.................................      70.8       (63.2)      (19.9)
          Extraordinary charges from early extinguishments of debt.............      13.3         3.7       189.0
          Other -- net.........................................................      84.6        41.1       102.1
     Changes in current assets and liabilities net of adjustments for acquisitions and dispositions:
          (Increase) decrease in accounts and notes receivable -- net..........    (130.6)      185.1       (80.8)
          (Increase) decrease in inventories...................................       3.6       (51.4)     (145.5)
          Decrease in other current assets.....................................       3.6        15.0        21.7
          Increase in accounts payable and other current liabilities...........      17.6        56.3        62.3
                                                                                  -------     -------     -------
     Net cash provided by (used in) operating activities.......................    (259.5)      287.6       961.7
                                                                                  -------     -------     -------
Cash flows from financing activities
     Debt repayments...........................................................    (475.6)     (376.2)     (826.3)
     Payments by consolidated affiliates on non-recourse debt..................     (16.1)      (18.9)     (146.1)
     Borrowings................................................................     931.6       587.7       515.8
     Non-recourse borrowings of consolidated affiliates........................       0.1         2.6         4.2
     Proceeds from issuance of common stock....................................       0.1         0.4         1.7
     Cash dividends............................................................      (2.0)      (67.6)      (41.5)
                                                                                  -------     -------     -------
     Net cash provided by (used in) financing activities.......................     438.1       128.0      (492.2)
                                                                                  -------     -------     -------
Cash flows from investing activities
     Capital expenditures......................................................    (136.6)     (250.8)     (386.5)
     Investments in and advances to affiliates, net............................     (12.9)     (107.2)      (56.7)
     Proceeds from sales of assets.............................................       6.8        53.1        20.3
     Purchase of securities of a non-consolidated affiliate....................        --       (39.6)         --
     Effect on cash of de-consolidation of Stone-Consolidated..................        --          --      (113.1)
     Other -- net..............................................................     (30.9)        2.9        (9.1)
                                                                                  -------     -------     -------
     Net cash used in investing activities.....................................    (173.6)     (341.6)     (545.1)
                                                                                  -------     -------     -------
     Effect of exchange rate changes on cash...................................      (5.0)       (1.7)        7.3
                                                                                  -------     -------     -------
Net cash flows
     Net increase (decrease) in cash and cash equivalents......................        --        72.3       (68.3)
     Cash and cash equivalents, beginning of period............................     112.6        40.3       108.6
                                                                                  -------     -------     -------
     Cash and cash equivalents, end of period..................................   $ 112.6     $ 112.6     $  40.3
                                                                                  -------     -------     -------
                                                                                  -------     -------     -------

------------

See Note 4 regarding non-cash financing and investing activities and supplemental cash flow information.

        The accompanying notes are an integral part of these statements.



                  STONE CONTAINER CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                           YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------------------------
                                                                1997                1996                1995
                                                          ----------------    ----------------    -----------------
                                                          AMOUNT    SHARES    AMOUNT    SHARES     AMOUNT    SHARES
                                                          -------   ------    -------   ------    --------   ------
                                                                     (IN MILLIONS EXCEPT PER SHARE DATA)
Preferred stock
     Balance at January 1 and December 31..............   $ 115.0     4.6     $ 115.0     4.6     $  115.0     4.6
                                                          -------   ------    -------   ------    --------   ------
Common stock
     Balance at January 1..............................     954.8    99.3       953.1    99.1        849.1    90.4
     Issuance of common stock:
          Debt conversions.............................        --      --         1.3     0.1        180.4     8.5
          Exercise of stock options....................       0.1      --         0.4     0.1          1.7     0.1
          Restricted stock plan........................       0.5      --          --      --          2.1     0.1
     Subsidiary issuance of stock......................      10.9      --          --      --        (80.2)     --
                                                          -------   ------    -------   ------    --------   ------
     Balance at December 31............................     966.3    99.3       954.8    99.3        953.1    99.1
                                                          -------   ------    -------   ------    --------   ------
Retained earnings (accumulated deficit)
     Balance at January 1..............................     (94.2)               97.8                (96.3)
     Net income (loss).................................    (417.7)             (126.2)               255.5
     Cash dividends:
          Preferred stock*.............................      (2.1)               (8.1)               (12.1)
          Common stock*................................        --               (59.5)               (29.4)
     Decrease (increase) in minimum pension liability
       in excess of unrecognized prior service cost....       3.2                 1.8                (19.9)
                                                          -------             -------             --------
     Balance at December 31............................    (510.8)              (94.2)                97.8
                                                          -------             -------             --------
Foreign currency translation adjustment
     Balance at January 1..............................    (178.8)             (156.9)              (215.2)
     Adjustment from translation of
       foreign currency statements.....................    (114.5)              (21.9)                58.3
                                                          -------             -------             --------
     Balance at December 31............................    (293.3)             (178.8)              (156.9)
                                                          -------             -------             --------
Unamortized expense of restricted stock plan
     Balance at January 1..............................      (1.6)               (3.7)                (4.5)
     Issuance of shares................................        --                  --                 (2.0)
     Amortization of expense...........................       1.3                 2.1                  2.8
                                                          -------             -------             --------
     Balance at December 31............................      (0.3)               (1.6)                (3.7)
                                                          -------             -------             --------
          Total stockholders' equity at December 31....   $ 276.9             $ 795.2             $1,005.3
                                                          -------             -------             --------
                                                          -------             -------             --------

------------

* Cash dividends paid on common stock were $.60 per share in 1996 and $.30 in 1995. No cash dividends on common stock were paid in 1997. Cash dividends paid on preferred stock were $.4375 per share in 1997, $1.75 per share in 1996 and $2.625 per share in 1995.

        The accompanying notes are an integral part of these statements.



                  STONE CONTAINER CORPORATION AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation:

     The consolidated financial statements include the accounts of Stone Container Corporation ('Stone') and all subsidiaries that are more than 50 percent owned except for S&G Packaging Company, L.L.C. which is accounted for under the equity method. All significant intercompany accounts and transactions have been eliminated. Investments in non-consolidated affiliated companies are primarily accounted for by the equity method. The consolidated financial statements are prepared in conformity with generally accepted accounting principles which require the use of management estimates. Changes in such estimates may affect amounts reported in future periods.

     Per Share Data:

     In February 1997, the Financial Accounting Standards Board (the 'FASB') issued Statement of Financial Accounting Standards No. 128, 'Earnings Per Share' ('SFAS 128'). SFAS 128 simplifies the standards for computing earnings per share and is effective for financial statements for both interim and annual periods ending after December 15, 1997. Earlier application was not permitted. The adoption of SFAS 128 did not have a material impact on Stone's previously reported earnings per share. As required, all prior-period earnings per share data presented have been restated to conform with the provisions of SFAS 128. SFAS 128 replaces the presentation of primary earnings per share with basic earnings per share and fully diluted earnings per share with diluted earnings per share.

     Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of shares outstanding. Diluted earnings per share is computed to show, on a pro forma basis, per share earnings available to common shareholders assuming the exercise or conversion of all dilutive securities that are exercisable or convertible into common stock.

     Reconciliation of Basic and Diluted EPS:

                                                                         YEAR ENDED DECEMBER 31,
                                                       ------------------------------------------------------------
                                                             1997                 1996                  1995
                                                       -----------------    -----------------    ------------------
                                                       INCOME               INCOME               INCOME
                                                       (LOSS)     SHARES    (LOSS)     SHARES    (LOSS)     SHARES
                                                       -------    ------    -------    ------    -------    -------
                                                                    IN MILLIONS, EXCEPT PER SHARE DATA
Income (loss) before extraordinary charges..........   $(404.4)             $(122.5)             $ 444.5
Less: Preferred dividends...........................      (8.1)                (8.1)                (8.1)
                                                       -------              -------              -------
Basic EPS
     Income available to common stockholders........    (412.5)     99.3     (130.6)     99.2      436.4       93.9
     Effect of Dilutive Securities:
          Options and warrants......................                                       (a)        --         .2
          Convertible debt..........................        (b)       (b)        (b)       (b)       1.7       17.2
          Exchangeable Preferred Stock..............        (c)       (c)        (c)       (c)       8.1        3.4
                                                       -------    ------    -------    ------    -------    -------
Diluted EPS.........................................   $(412.5)   $ 99.3    $(130.6)   $ 99.2    $ 446.2    $ 114.7
                                                       -------    ------    -------    ------    -------    -------
                                                       -------    ------    -------    ------    -------    -------
Basic Earnings Per Share Amount.....................               (4.16)               (1.32)                 4.64
                                                                  ------               ------               -------
                                                                  ------               ------               -------
Diluted Earnings Per Share Amount...................               (4.16)               (1.32)                 3.89
                                                                  ------               ------               -------
                                                                  ------               ------               -------

------------
 (a) Options to purchase .2 million shares are excluded from the diluted EPS computation because they are antidilutive.

 (b) Convertible debt effects of $5.1 million and 6.4 million shares are excluded from the diluted EPS computation in 1997 and 1996 because they are antidilutive.

 (c) Exchangeable preferred stock effect of $8.1 million and 3.4 million shares is excluded from the dilutive EPS computation in 1997 and 1996 because they are antidilutive.

     Cash and Cash Equivalents:

     Stone considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents and, therefore, includes such investments as cash and cash equivalents in its financial statements.

     Inventories:

     Inventories are stated at the lower of cost or market. The primary methods used to determine inventory costs are the last-in-first-out ('LIFO') method and the average cost method.

     Property, Plant, Equipment and Depreciation:

     Property, plant and equipment is stated at cost. Expenditures for maintenance and repairs are charged to income as incurred. Additions, improvements and major replacements are capitalized. The cost and accumulated depreciation related to assets sold or retired are removed from the accounts and any gain or loss is credited or charged to income.

     For financial reporting purposes, depreciation and amortization is provided on the straight-line method over the estimated useful lives of depreciable assets, or over the duration of the lease for certain capitalized leases, based on the following annual rates:

                              TYPE OF ASSET                                    RATES
--------------------------------------------------------------------------   ---------
Machinery and equipment...................................................   5% to 33%
Buildings and leasehold improvements......................................   2% to 10%
Land improvements.........................................................   4% to  7%

     Timberlands:

     Timberlands are stated at cost less accumulated cost of timber harvested. Stone amortizes its private fee timber costs over the estimated total fiber that will be available during the estimated growth cycle. Cost of non-fee timber harvested is determined on the basis of timber removal rates and the estimated volume of recoverable timber. Stone capitalizes interest costs related to pre-merchantable timber.

     Goodwill and Other Assets:

     Goodwill is amortized on a straight-line basis over 40 years and is recorded net of accumulated amortization of approximately $131 million and $122 million at December 31, 1997 and 1996, respectively. Stone assesses at each balance sheet date whether there has been a permanent impairment in the value of goodwill. This is accomplished by determining whether projected undiscounted future cash flows from operations exceed the net book value of goodwill as of the assessment date. Such projections reflect price, volume and cost assumptions.

     Deferred debt issuance costs are amortized over the expected life of the related debt using the interest method. Start-up costs on major projects are capitalized and amortized over a five-year period. Other long-term assets include approximately $22 million and $35 million of unamortized deferred start-up costs at December 31, 1997 and 1996, respectively.

     Other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This review is accomplished by determining whether projected undiscounted future cash flows from operations exceed the net book value of the asset as of the assessment date.

     Subsidiary Issuance of Stock:

     When a subsidiary issues stock, Stone records the difference relating to the carrying amount per share and the issuance price per share as an adjustment to common stock in those instances in which Stone has determined that the difference does not represent a permanent impairment.

     Foreign Currency Translation:

     The functional currency for the majority of Stone's foreign operations is the applicable local currency. Accordingly, assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and expenses are translated at average exchange rates prevailing during the year. Translation gains or losses are accumulated as a separate component of stockholders' equity entitled Foreign Currency Translation Adjustment. Foreign currency transaction gains or losses are credited or charged to income. The functional currency for foreign operations operating in highly inflationary economies is the U.S. dollar and any gains or losses are credited or charged to income.

     Foreign Currency and Financial Instruments:

     Stone has utilized various financial instruments to reduce certain of its foreign currency and/or interest rate exposures. Premiums received and fees paid on the financial instruments are deferred and amortized over the period of the agreements. Gains and losses or interest received and paid on the instruments are recorded as foreign exchange transaction gains or losses or as interest in the Consolidated Statements of Operations.

     Foreign Currency Risk:

     A portion of Stone's operations are located outside of the United States. See Note 18 Segment and Geographic Information. Because of this, movements in exchange rates can have an impact on Stone's financial condition and results of operations. Stone's significant foreign exchange exposures are the Canadian dollar and the German Mark. In general, a weakening of the German Mark and Canadian dollar relative to the U.S. dollar has a negative translation effect on Stone's financial condition and results of operations. Conversely, a strengthening of these currencies relative to the U.S. dollar would have the opposite effect.

     In 1997, 1996 and 1995, the average exchange rates for the Canadian dollar and the German Mark strengthened (weakened) against the U.S. dollar as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                                                  --------------------------
                                                                   1997      1996      1995
                                                                  ------     -----     -----
Canadian dollar................................................     (1.5)%    Even      Even
German Mark....................................................    (15.3)%    (5.1)%    11.7%

     Stone also has experienced foreign currency transaction gains and losses on the translation of U.S. dollar denominated obligations of certain of its Canadian subsidiaries and non-consolidated affiliates. Stone incurred foreign currency transaction (gains) losses of $10.7 million in 1997, $.5 million in 1996 and $(8.0) million in 1995, which have been recorded in Other (income) expense, net. Additionally, Stone's share of foreign exchange transaction (gains) losses, net of tax incurred by its non-consolidated affiliates was $23.0 million, $(1.0) million and nil in 1997, 1996 and 1995, respectively. Most of the exchange gains and losses incurred by non-consolidated affiliates pertain to Abitibi-Consolidated, Stone's 25.2 percent owned Canadian affiliate. Abitibi is subject to foreign exchange exposures which arise from its foreign currency sales, international operations and U.S. dollar denominated debt. Abitibi partially manages its foreign exchange exposure with a program of foreign exchange forward contracts with major banks as counterparties for periods up to 5 years. Included in Equity (income) loss from affiliates in 1997 is Stone's share of Abitibi's foreign exchange transaction losses (approximately $16 million, net of tax) which resulted from adjusting outstanding foreign exchange forward contracts to fair market value and recording exchange losses on U.S. dollar denominated debt.

     Recently Issued Accounting Pronouncements:

     In June 1997, the FASB issued SFAS No. 130, 'Reporting Comprehensive Income' ('SFAS 130'). SFAS 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. Comprehensive income represents the change in stockholders' equity during a period resulting from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. SFAS 130 is effective for interim and annual periods beginning after December 15, 1997. Reclassification of prior period financial statements for comparative purposes is required. Stone will adopt SFAS 130 in the first quarter of 1998. The adoption of SFAS 130 will have no impact on Stone's consolidated results of operations, financial position or cash flows.

     In June 1997, the FASB issued SFAS No. 131, 'Disclosures about Segments of an Enterprise and Related Information' ('SFAS 131'). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim and annual financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS 131 is effective for financial statements for fiscal years beginning after December 15, 1997. Prior periods' disclosures are required to be restated. Stone is in the process of evaluating the disclosure requirements and will adopt the provisions of the statement in its year-end 1998 financial statements. The adoption of SFAS 131 will have no impact on Stone's consolidated results of operations, financial position or cash flows.

NOTE 2. SUBSIDIARY ISSUANCE OF STOCK/MERGER OF SIGNIFICANT SUBSIDIARY

     On May 30, 1997, Stone-Consolidated Corporation ('Stone-Consolidated') and Abitibi-Price Inc. amalgamated to form Abitibi-Consolidated Inc. ('Abitibi-Consolidated'), a Canada based manufacturer and marketer of publication papers. For U.S. GAAP purposes, the combination of Stone-Consolidated and Abitibi-Price Inc. was accounted for under the purchase method of accounting, as the acquisition of Abitibi-Price Inc. by Stone-Consolidated. Stone owns approximately 25.2 percent of the common stock of Abitibi-Consolidated and accounts for its interest in this Canadian affiliate under the equity method of accounting. Effective with the merger, Stone recorded a credit of $10.9 million to common stock related to the excess of the market value per common share over the carrying value of its investment per common share. Additionally, Stone reported a non-cash extraordinary charge of $13.3 million, net of tax, representing its share of a loss from the early extinguishment of debt incurred by Stone-Consolidated.

     On November 1, 1995, Stone-Consolidated Corporation, then a Canadian subsidiary of Stone, amalgamated its operations (the 'Amalgamation') with Rainy River Forest Products Inc. ('Rainy River'), a Toronto-based Canadian pulp and paper company. The combination of Stone-Consolidated Corporation and Rainy River to form the amalgamated entity ('Amalco') was accounted for as the acquisition of Rainy River by Stone-Consolidated Corporation. Therefore, the purchase method of accounting was used by Stone-Consolidated to account for the business combination. Amalco continued under the name of Stone-Consolidated Corporation ('Stone-Consolidated'). As a result of the issuance of common shares by Stone-Consolidated associated with the Amalgamation, Stone's equity ownership in Stone-Consolidated was reduced from 74.6 percent to 46.6 percent. Thus, effective November 1, 1995, Stone began reporting Stone-Consolidated as a non-consolidated affiliate in accordance with the equity method of accounting. Stone recorded in 1995 a charge of approximately $80 million to common stock related to the excess carrying value per common share over the issuance price per common share associated with the shares issued.

NOTE 3. ACQUISITION/DISPOSITION

     On April 4, 1997, Stone's then 90 percent owned subsidiary, Stone Venepal (Celgar) Pulp, Inc. ('SVCPI') acquired the remaining 50 percent interest in the Celgar pulp mill (the 'Celgar Mill') located in Castlegar, British Columbia from CITIC B.C., Inc. ('CITIC'), an indirect subsidiary of China International Trust Investment Corporation of Beijing, People's Republic of China, in exchange for the portion of the Celgar Mill's indebtedness owed by CITIC. Such indebtedness is non-recourse to Stone.

     On June 26, 1997, Stone sold half of its ownership in SVCPI to Celgar Investments, Inc., a 49 percent owned affiliate of Stone. Following the sale, Stone retained a 45 percent direct voting interest in the stock of SVCPI and began accounting for its interest in SVCPI under the equity method of accounting.

     The following unaudited pro forma information assumes that the April 4 and June 26, 1997 transactions occurred at the beginning of each year presented.

                                                           HISTORICAL YEAR
                                                                ENDED             PRO FORMA YEAR ENDED
                                                         --------------------    ----------------------
                                                           1997        1996        1997          1996
                                                         --------    --------    --------      --------
                                                                 (IN MILLIONS EXCEPT PER SHARE)
Net sales.............................................   $4,849.1    $5,141.8    $4,786.9      $5,072.0
Net loss before extraordinary charges.................      404.4       122.5       404.0         137.7
Net loss..............................................      417.7       126.2       417.3         141.4
Net loss per share before extraordinary charges
      -- basic........................................       4.16        1.32        4.15          1.47
      -- diluted......................................       4.16        1.32        4.15          1.47
Net loss per share
      -- basic........................................       4.29        1.35        4.28          1.51
      -- diluted......................................       4.29        1.35        4.28          1.51

NOTE 4. ADDITIONAL CASH FLOW STATEMENT INFORMATION

     Stone's non-cash investing and financing activities and cash payments (receipts) for interest and income taxes were as follows:

                                                                               YEAR ENDED DECEMBER 31,
                                                                              --------------------------
                                                                               1997      1996      1995
                                                                              ------    ------    ------
                                                                                    (IN MILLIONS)
Decrease in debt due to de-consolidation of affiliate......................   $537.5    $   --    $397.4
Assumption of non-recourse debt of affiliates..............................    273.2        --      15.0
Assumption of debt of consolidated affiliates..............................       --       5.0        --
Note receivable received as partial consideration for sale of assets.......       --      32.7        --
Capital lease obligations incurred.........................................      3.3       5.0       2.3
Issuance of common stock as partial consideration to extinguish debt.......       --       1.3     180.4
                                                                              ------    ------    ------
                                                                              ------    ------    ------
Cash paid (received) during the year for:
     Interest (net of capitalization)......................................   $420.4    $383.1    $443.7
     Income taxes (net of refunds).........................................    (33.6)      4.8     125.5
                                                                              ------    ------    ------
                                                                              ------    ------    ------

NOTE 5. INVENTORIES

     Inventories are summarized as follows:

                                                                                        DECEMBER 31,
                                                                                     ------------------
                                                                                      1997        1996
                                                                                     ------      ------
                                                                                       (IN MILLIONS)
Raw materials and supplies........................................................   $263.5      $255.3
Paperstock........................................................................    342.1       378.1
Work in process...................................................................     21.5        19.5
Finished products.................................................................    108.5       105.1
                                                                                     ------      ------
                                                                                      735.6       758.0
Excess of current cost over LIFO inventory value..................................    (19.6)      (16.4)
                                                                                     ------      ------
Total inventories.................................................................   $716.0      $741.6
                                                                                     ------      ------
                                                                                     ------      ------

     Inventories costed by the LIFO, FIFO and average cost methods represented approximately 36 percent, 7 percent and 57 percent, respectively, of total inventories at December 31, 1997 and approximately 39 percent, 7 percent and 54 percent, respectively, of total inventories at December 31, 1996.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is summarized as follows:

                                                                                     DECEMBER 31,
                                                                                -----------------------
                                                                                  1997          1996
                                                                                ---------     ---------
                                                                                     (IN MILLIONS)
Machinery and equipment......................................................   $ 3,973.6     $ 4,053.2
Buildings and leasehold improvements.........................................       656.5         656.5
Land and land improvements...................................................       128.7         122.4
Construction in progress.....................................................        98.5         107.0
                                                                                ---------     ---------
Total property, plant and equipment..........................................     4,857.3       4,939.1
Accumulated depreciation and amortization....................................    (2,479.8)     (2,305.4)
                                                                                ---------     ---------
Total property, plant and equipment -- net...................................   $ 2,377.5     $ 2,633.7
                                                                                ---------     ---------
                                                                                ---------     ---------

     Property, plant and equipment includes capitalized leases of $17.5 million and $21.0 million and related accumulated amortization of $3.7 million and $5.6 million at December 31, 1997 and 1996, respectively.

NOTE 7. SUMMARIZED FINANCIAL INFORMATION OF NON-CONSOLIDATED AFFILIATES

     Combined summarized financial information for Stone's non-consolidated affiliates that are accounted for under the equity method of accounting is presented below:

                                                                                       YEAR ENDED
                                                                                      DECEMBER 31,
                                                                                  ---------------------
                                                                                    1997         1996
                                                                                  --------     --------
                                                                                      (IN MILLIONS)
Results of operations:(a)
     Net sales.................................................................   $4,072.8     $3,059.9
     Income (loss) before income taxes, minority interest and extraordinary
       charges.................................................................     (165.4)       207.8
     Net income (loss).........................................................     (175.8)       151.4

Financial position:
     Current assets............................................................   $1,297.4     $1,084.8
     Noncurrent assets.........................................................    5,315.7      3,515.6
     Current liabilities.......................................................    1,010.4        668.0
     Noncurrent liabilities....................................................    2,618.0      1,302.9
     Stockholders' equity......................................................    2,984.7      2,629.5

------------

 (a) Includes results for each affiliate for the period it was accounted for under the equity method.

NOTE 8. INCOME TAXES

     Stone provides for income taxes in accordance with the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

     The (provision) credit for income taxes consists of the following:

                                                                               YEAR ENDED DECEMBER 31,
                                                                             ---------------------------
                                                                              1997      1996      1995
                                                                             ------    ------    -------
                                                                                    (IN MILLIONS)
Currently (payable) refundable:
     Federal..............................................................   $  4.4    $ (2.0)   $ (59.6)
     State................................................................     (0.1)     (0.3)     (10.5)
     Foreign..............................................................    (20.6)    (19.8)     (37.2)
                                                                             ------    ------    -------
                                                                              (16.3)    (22.1)    (107.3)
Deferred:
     Federal..............................................................    166.5      64.1      (80.9)
     State................................................................     29.8      13.0      (26.2)
     Foreign..............................................................     20.8      11.0     (106.5)
                                                                             ------    ------    -------
                                                                              217.1      88.1     (213.6)
                                                                             ------    ------    -------
Total (provision) credit for income taxes.................................   $200.8    $ 66.0    $(320.9)
                                                                             ------    ------    -------
                                                                             ------    ------    -------

Federal income tax (provision) credit at federal statutory rate...........   $211.8    $ 66.2    $(278.1)
Additional (taxes) credits resulting from:
     Non-deductible amortization of intangibles...........................     (6.3)     (6.8)      (8.8)
     Equity earnings (losses) of affiliates, net of tax...................    (19.1)     18.7        1.4
     State income taxes, net of federal income tax effect.................     19.3       8.3      (23.9)
     Valuation allowance adjustment.......................................     (8.5)    (10.1)        --
     Minimum taxes -- foreign jurisdictions...............................     (4.4)     (4.9)      (7.8)
     Permanent differences on assets sold.................................       --      (3.5)        --
     Other -- net.........................................................      8.0      (1.9)      (3.7)
                                                                             ------    ------    -------
(Provision) credit for income taxes.......................................   $200.8    $ 66.0    $(320.9)
                                                                             ------    ------    -------
                                                                             ------    ------    -------


     The components of the net deferred tax liability as of December 31, 1997 and 1996 were as follows:

                                                                                         DECEMBER 31,
                                                                                      ------------------
                                                                                       1997       1996
                                                                                      -------    -------
                                                                                        (IN MILLIONS)
Deferred tax assets:
     Carryforwards.................................................................   $ 367.2    $ 225.3
     Compensation-related accruals.................................................      38.1       43.4
     Extraordinary charges from early extinguishments of debt......................        --        2.4
     Minimum pension liability.....................................................      19.7       19.1
     Reserves......................................................................      47.8       52.3
     Deferred gain.................................................................      19.9       22.7
     Other.........................................................................       0.1       10.6
                                                                                      -------    -------
                                                                                        492.8      375.8
Valuation allowance................................................................     (37.0)     (44.1)
                                                                                      -------    -------
Total deferred tax asset...........................................................     455.8      331.7
Deferred tax liabilities:
     Depreciation and amortization.................................................    (588.2)    (639.4)
     Start-up costs................................................................      (2.9)      (7.8)
     LIFO reserve..................................................................     (13.2)     (19.3)
     Pension.......................................................................      (2.9)     (10.0)
     Other.........................................................................     (29.9)     (48.6)
                                                                                      -------    -------
Total deferred tax liability.......................................................    (637.1)    (725.1)
                                                                                      -------    -------
Deferred tax liability -- net......................................................   $(181.3)   $(393.4)
                                                                                      -------    -------
                                                                                      -------    -------

     The components of the income (loss) before income taxes, minority interest and extraordinary charges are:

                                                                              YEAR ENDED DECEMBER 31,
                                                                            ----------------------------
                                                                             1997       1996       1995
                                                                            -------    -------    ------
                                                                                   (IN MILLIONS)
United States............................................................   $(521.1)   $(207.8)   $455.8
Foreign..................................................................     (84.0)      18.7     338.9
                                                                            -------    -------    ------
Income (loss) before income taxes, minority interest, and extraordinary
  charges................................................................   $(605.1)   $(189.1)   $794.7
                                                                            -------    -------    ------
                                                                            -------    -------    ------

     At December 31, 1997, Stone had approximately $726 million of net operating loss carryforwards for U.S. federal tax purposes. To the extent not utilized, the U.S. federal net operating losses will expire in 2012. Further, Stone had approximately $1,133 million of net operating loss carryforwards for U.S. state tax purposes (which represents approximately $79 million of deferred tax assets), which to the extent not utilized, expire in 1998 through 2012. Realization is partially dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Stone had approximately $91 million of capital loss carryforwards for Canadian tax purposes. A valuation allowance has been provided for the deferred tax assets related to these capital loss carryforwards. Stone also had approximately $24 million of alternative minimum tax credit carryforwards for U.S. federal tax purposes which are available indefinitely.


NOTE 9. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

     Stone has contributory and noncontributory pension plans for the benefit of most salaried and certain hourly employees. The funding policy for the plans, with the exception of Stone's salaried supplemental unfunded plans and Stone's German subsidiary's unfunded plan, is to annually contribute the statutory required minimum. The salaried pension plans provide benefits based on a formula that takes into account each participant's estimated final average earnings. The hourly pension plans provide benefits under a flat benefit formula. The salaried and hourly plans provide reduced benefits for early retirement. The salaried plans take into account offsets for governmental benefits.

     Net pension expense for the combined pension plans includes the following components:

                                                                               YEAR ENDED DECEMBER 31,
                                                                             ---------------------------
                                                                              1997      1996      1995
                                                                             ------    ------    -------
                                                                                    (IN MILLIONS)
Service cost benefits earned during the period............................   $ 18.8    $ 17.7    $  17.0
Interest cost on projected benefit obligations............................     46.7      42.9       63.5
Actual return on plan assets..............................................    (74.1)    (47.6)    (100.0)
Net amortization and deferral.............................................     41.1      20.4       51.7
                                                                             ------    ------    -------
Net pension expense.......................................................   $ 32.5    $ 33.4    $  32.2
                                                                             ------    ------    -------
                                                                             ------    ------    -------

     The following table sets forth the funded status of Stone's pension plans and the amounts recorded in the Consolidated Balance Sheets:

                                                                     DECEMBER 31,
                                         --------------------------------------------------------------------
                                                       1997                                1996
                                         --------------------------------    --------------------------------
                                         ASSETS EXCEED      ACCUMULATED      ASSETS EXCEED      ACCUMULATED
                                          ACCUMULATED     BENEFITS EXCEED     ACCUMULATED     BENEFITS EXCEED
                                           BENEFITS           ASSETS           BENEFITS           ASSETS
                                         -------------    ---------------    -------------    ---------------
                                                                    (IN MILLIONS)
Actuarial present value of benefit
  obligations:
     Vested benefits..................      $(144.9)          $(451.4)          $ (74.9)          $(442.6)
     Non-vested benefits..............        (10.7)            (21.1)             (9.5)            (21.9)
                                         -------------    ---------------    -------------    ---------------
Accumulated benefit obligation........       (155.6)           (472.5)            (84.4)           (464.5)
     Effect of increase in
       compensation levels............        (12.8)            (66.9)             (6.2)            (52.6)
                                         -------------    ---------------    -------------    ---------------
Projected benefit obligation for
  service rendered through December
  31..................................       (168.4)           (539.4)            (90.6)           (517.1)
Plan assets at fair value, primarily
  stocks, bonds, fixed investment
  contracts, real estate and mutual
  funds which invest in listed stocks
  and bonds...........................        171.0             297.2              93.2             300.1
                                         -------------    ---------------    -------------    ---------------
Plan assets in excess of (less than)
  projected benefits obligation.......          2.6            (242.2)              2.6            (217.0)
Unrecognized prior service cost.......          7.7              15.6               5.1              17.6
Unrecognized net actuarial loss.......         25.3             111.1               6.2              90.4
Adjustment required to recognize
  minimum liability...................           --             (66.6)               --             (69.7)
                                         -------------    ---------------    -------------    ---------------
Net prepaid (accrual).................      $  35.6           $(182.1)          $  13.9           $(178.7)
                                         -------------    ---------------    -------------    ---------------
                                         -------------    ---------------    -------------    ---------------


     Stone has recorded an additional minimum liability for underfunded plans representing the excess of the unfunded accumulated benefit obligation over previously recorded liabilities. At December 31, 1997, the additional minimum liability of $66.6 million was recorded as a long-term liability with an offsetting intangible asset of $15.6 million and a charge to stockholders' equity of $31.3 million, net of a tax benefit of $19.7 million. The additional minimum liability at December 31, 1996 of $69.7 million was recorded as a long-term liability with an offsetting intangible asset of $19.1 million and a charge to stockholders' equity of $31.5 million, net of a tax benefit of $19.1 million. In addition at December 31, 1996, Stone had a cumulative net charge to retained earnings of $11.1 million representing its share of the net charges to retained earnings recorded by certain non-consolidated affiliates associated with their additional minimum liabilities.

     The weighted average discount rates used in determining the actuarial present value of the projected benefit obligations at December 31, 1997 were
7.0 percent and 7.25 percent for its U.S. and foreign plans, respectively, and
7.75 percent in 1996. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations was
4.0 percent for both 1997 and 1996. The expected long-term rate of return on assets was 11 percent for both 1997 and 1996. The change in the weighted average discount rates had the net effect of increasing the total projected benefit obligation at December 31, 1997 by $64.6 million.

     Certain domestic operations of Stone participate in various multi-employer union-administered defined benefit pension plans that principally cover production workers. Pension expense under these plans was $5.4 million, $5.2 million and $5.5 million for 1997, 1996 and 1995, respectively.

     In addition to providing pension benefits, Stone provides certain retiree health care and life insurance benefits covering substantially all U.S. salaried and hourly employees and certain Canadian employees. Net periodic postretirement benefit costs for 1997, 1996 and 1995 included the following components:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                                    -----------------------
                                                                                     1997    1996    1995
                                                                                     ----    ----    ----
                                                                                        (IN MILLIONS)
Service cost benefits attributed to service during the period.....................   $1.1    $1.0    $0.8
Interest cost on accumulated postretirement benefit obligation....................    4.9     4.6     6.6
Net amortization and deferral.....................................................    0.6     0.4     0.7
                                                                                     ----    ----    ----
Net periodic postretirement benefit cost..........................................   $6.6    $6.0    $8.1
                                                                                     ----    ----    ----
                                                                                     ----    ----    ----

     The following table sets forth the components of Stone's accumulated postretirement benefit obligation and the amount recorded in the Consolidated Balance Sheets:

                                                         DECEMBER 31, 1997            DECEMBER 31, 1996
                                                     -------------------------    -------------------------
                                                     U.S.     FOREIGN    TOTAL    U.S.     FOREIGN    TOTAL
                                                     -----    -------    -----    -----    -------    -----
                                                                         (IN MILLIONS)
Accumulated postretirement benefit obligation:
     Retirees.....................................   $21.7     $11.6     $33.3    $17.7     $11.7     $29.4
     Active employees -- fully eligible...........    19.7       1.4      21.1     18.4       0.9      19.3
     Other active employees.......................    16.2       1.7      17.9     15.0       1.3      16.3
                                                     -----    -------    -----    -----    -------    -----
Total accumulated postretirement benefit
  obligation......................................    57.6      14.7      72.3     51.1      13.9      65.0
Unrecognized net loss.............................   (15.3)     (3.4)    (18.7)    (9.6)     (2.4)    (12.0)
                                                     -----    -------    -----    -----    -------    -----
Postretirement benefit obligation.................   $42.3     $11.3     $53.6    $41.5     $11.5     $53.0
                                                     -----    -------    -----    -----    -------    -----
                                                     -----    -------    -----    -----    -------    -----

     Stone has not currently funded any of its accumulated postretirement benefit obligation.

     The discount rates used in determining the accumulated postretirement benefit obligation were 7.0 percent and 7.25 percent at December 31, 1997 for its U.S. and foreign plans, respectively, and 7.75 percent at December 31, 1996. The change in the discount rate had the net effect of increasing the total accumulated postretirement benefit obligation at December 31, 1997 by $5.8 million. The assumed health care cost trend rates for substantially all employees used in measuring the accumulated postretirement benefit obligation ranged from 5.0 percent to 10.0 percent at December 31, 1997 and 6.0 percent to
11.0 percent at December 31, 1996, decreasing to ultimate rates of 5.0 percent to 8.0 percent. If the health care cost trend rate assumptions were increased by 1 percent, the total accumulated postretirement benefit obligation at December 31, 1997 and 1996 would have increased by $6.2 million and $5.7 million, respectively. The effect of a 1 percent increase in the health care cost trend rate assumptions on the net periodic postretirement benefit costs for 1997 and 1996 would be insignificant.

     At December 31, 1997, Stone had approximately 6,900 retirees and 24,600 active employees of which approximately 3,900 and 19,900, respectively, were employees of U.S. operations.

NOTE 10. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                                        DECEMBER 31,
                                                                                    --------------------
                                                                                      1997        1996
                                                                                    --------    --------
                                                                                       (IN MILLIONS)
Senior debt:
     9.875% senior notes due February 1, 2001....................................   $  573.7    $  573.7
     10.75% first mortgage notes due October 1, 2002 (less unamortized debt
       discount of $2.3 and $2.6)................................................      497.7       497.4
     Term loan (8.8% and 8.6% weighted average rates) payable
       in three semiannual installments of $2.0 on April 1
       and October 1 of each year through April 1, 1999, $190.0
       on October 1, 1999 and $176.0 on April 1, 2000............................      372.0       376.0
     Additional term loans (9.0% and 8.9% weighted average rates) payable in ten semiannual payments of $3.45 on April 1 and October 1 of each year through
       2002, $323.1 on April 1, 2003 and $324.1 on October 1, 2003...............      681.7       387.0
     Revolving credit facility (8.5% and 8.9% weighted average rates) due May 15,
       1999......................................................................       20.0        50.0
     11.875% senior notes due December 1, 1998 (less unamortized debt discount of
       $.3 and $.5)..............................................................      239.7       239.5
     11.5% senior notes due August 15, 2006......................................      200.0       200.0
     11.5% senior notes due October 1, 2004 (less unamortized debt discount of
       $1.1 and $1.2)............................................................      198.9       198.8
     12.625% senior notes due July 15, 1998......................................      150.0       150.0
     12.58% rating adjustable senior notes due August 1, 2016....................      125.0       125.0
     5.8% to 9.0% fixed rate utility systems and pollution control revenue bonds, payable in varying annual sinking fund payments through the year 2010 and varying principal payments through the year 2027 (less unamortized debt
       discount of $4.9 and $5.7)................................................      236.4       229.6
     Floating rate receivables-backed notes (6.1% and 5.9%
       weighted average rates) due December 15, 2000.............................      210.0       210.0
     8.45% mortgage notes payable in monthly installments through August 1, 2007
       and $68.7 million on September 1, 2007....................................       83.0          --

     4.98% to 7.96% term loans payable in varying amounts through 2004...........       31.3        23.8
     Other (including obligations under capitalized leases of $9.0 and $10.5)....       34.5        45.5
                                                                                    --------    --------
                                                                                     3,653.9     3,306.3
Less: current maturities.........................................................     (415.9)      (36.7)
                                                                                    --------    --------
     Total senior long-term debt.................................................    3,238.0     3,269.6
                                                                                    --------    --------

Subordinated debt:
     10.75% senior subordinated debentures and 1.5% supplemental interest
       certificates maturing on April 1, 2002....................................      275.0          --
     10.75% senior subordinated debentures maturing on April 1, 2002 (less
       unamortized debt discount of $.6 and $.7).................................      199.4       199.3
     10.75% senior subordinated notes maturing on June 15, 1997..................         --       150.0
     11.0% senior subordinated notes maturing on August 15, 1999.................      119.4       119.4
     8.875% convertible senior subordinated notes (convertible at $11.55 per share) maturing on July 15, 2000 (less unamortized debt discount of $.1
       and $.2)..................................................................       58.5        58.4
     6.75% convertible subordinated debentures (convertible at $33.94 per share)
       maturing on February 15, 2007.............................................       45.2        45.2
                                                                                    --------    --------
                                                                                       697.5       572.3
Less: current maturities.........................................................         --      (150.0)
                                                                                    --------    --------
     Total subordinated debt.....................................................      697.5       422.3
                                                                                    --------    --------

Non-recourse debt of consolidated affiliates:
     SVCPI credit facilities (6.4% weighted average rate) payable in semiannual installments beginning July 31, 1997 of $8.5 through July 31, 1998 and
       $14.1 thereafter through January 31, 2002 with a final payment of $138.3
       on December 31, 2002......................................................         --       262.8
     Other.......................................................................         --         7.4
                                                                                    --------    --------
                                                                                          --       270.2
Less: current maturities.........................................................         --       (11.0)
                                                                                    --------    --------
     Total non-recourse debt of consolidated affiliates..........................         --       259.2
                                                                                    --------    --------
     Total long-term debt........................................................   $3,935.5    $3,951.1
                                                                                    --------    --------
                                                                                    --------    --------

     On June 19, 1997, Stone and its bank group amended and restated its credit agreement to, among other things, provide for an additional senior secured loan facility of $300 million (the 'E Tranche Facility'), and modify certain financial and other covenant requirements (including the interest coverage and indebtedness ratio requirements). The net proceeds of $295 million from the E Tranche Facility were used to fully repay amounts outstanding under Stone's revolving credit facilities (without a corresponding reduction in commitments) with the remaining proceeds used for general corporate purposes. Subsequently, on December 23, 1997 and on March 26, 1998, Stone and its bank group further amended the credit agreement to, among other things, modify certain financial covenant requirements. At December 31, 1997, Stone's bank credit agreement, as amended, provides for four senior secured term loans aggregating $1,054 million which mature through October 1, 2003 and $560 million of senior secured revolving credit facility commitments maturing May 15, 1999 (collectively the 'Credit Agreement').

     On May 28, 1997, Stone sold $275 million aggregate principal amount of units consisting of 10 3/4 percent Senior Subordinated Debentures due 2002 and 1 1/2 percent Supplemental Interest Certificates (the 'Units Offering'). The net proceeds from the Units Offering were approximately $269 million. Of such proceeds, $150 million was used to repay Stone's $150 million outstanding principal amount of 10 3/4 percent Senior Subordinated Notes due June 15, 1997 at maturity. The remaining proceeds are being used to fund capital expenditures as incurred.

     On June 12, 1997, Stone sold $14.7 million principal amount of 7.2 percent Industrial Development Revenue Bonds due 2027. The proceeds of the bonds were used in connection with a wastepaper project for Stone's Snowflake, Arizona mill.

     On August 29, 1997, Stone completed an $83.3 million box plant mortgage financing having a final maturity date of September 1, 2007 and an interest rate of 8.45 percent. The net proceeds are being used to fund capital expenditures as incurred.

     Stone's results reflect extraordinary charges from the early extinguishments of debt of $13.3 million (net of income tax benefit of $6.5 million), $3.7 million (net of income tax benefit of $2.4 million) and $189.0 million (net of income tax benefit of $4.9 million) for 1997, 1996, and 1995, respectively.

     At December 31, 1997, the $1.08 billion of borrowings and accrued interest outstanding under the Credit Agreement were secured by property, plant and equipment with a net book value of $1.3 billion, by 51 percent of the stock of its Canadian subsidiary and by a lien on certain of Stone's inventories. Additionally, other loan agreements with a balance of $826.8 million were collateralized by approximately $236.8 million of property, plant and equipment -- net and by $268.9 million of cash and accounts receivable.

     Stone pays a .50 percent commitment fee on the unused portions of its revolving credit facility. The Credit Agreement contains covenants that include, among other things, the maintenance of certain financial tests and ratios. Unless operating results improve, Stone may be required to seek further covenant relief from its bank group during 1998. Although no assurance can be given, Stone believes such relief, if sought, would be granted. Additionally, the term loan portions of the Credit Agreement provide for mandatory prepayments (absent waiver by the lenders) from sales of certain assets, certain debt financings and a percentage of excess cash flow (as defined). Any mandatory and voluntary prepayments are allocated against the term loan amortizations in inverse order of maturity. Mandatory prepayments from sales of collateral, unless replacement collateral is provided, will be applied ratably to the term loans and revolving credit facility, permanently reducing the loan commitments under the Credit Agreement. The Credit Agreement also contains cross-default provisions to the indebtedness of $10 million or more of Stone and certain subsidiaries.

     Stone's various senior note indentures (the 'Senior Note Indentures') (under which approximately $2.0 billion of debt is outstanding) state that if Stone does not maintain a minimum Subordinated Capital Base (as defined) of $1 billion for any two successive quarters, then Stone will be required to semi-annually offer to purchase 10 percent of such outstanding indebtedness at par until the minimum Subordinated Capital Base is again attained. In the event that Stone's Credit Agreement does not permit the offer to repurchase, then Stone will be required to increase the interest rates on the notes outstanding under the Senior Note Indentures by 50 basis points per quarter up to a maximum of 200 basis points until the minimum Subordinated Capital Base is attained. Stone's Subordinated Capital Base was $898.6 million at December 31, 1997, and will remain below the required level at March 31, 1998. Stone's senior subordinated indenture dated March 15, 1992 (the 'Senior Subordinated Indenture') (under which approximately $594 million of debt was outstanding at December 31, 1997) states that if Stone does not maintain $500 million of Net Worth (as defined) for any two successive quarters, Stone will be required to increase the interest rate on indebtedness outstanding under the Senior Subordinated Indentures by 50 basis points per quarter up to a maximum amount of 200 basis points. Stone's Net Worth was $378.4 million at December 31, 1997 and will remain below the required level at March 31, 1998. There can be no assurance that Stone can achieve or maintain the minimum Subordinated Capital Base or required Net Worth in the future.

     Stone has an accounts receivable securitization program whereby Stone Receivables Corporation purchases, on an ongoing basis, certain of the accounts receivable of Stone. The purchased accounts receivable are solely the assets of Stone Receivables Corporation, which is a wholly owned but separate corporate entity of Stone with its own separate creditors. In the event of a liquidation of Stone Receivables Corporation, such creditors would be entitled to satisfy their claims from Stone Receivables Corporation prior to any distribution to Stone. At December 31, 1997, Stone's Consolidated Balance Sheet included $228 million of Stone Receivables Corporation accounts receivable under the program and $210 million of borrowings under the program. At December 31, 1996, Stone's Consolidated Balance Sheet included $213 million of Stone Receivables Corporation accounts receivable under the program and $210 million of borrowings under the program.

     The amounts of long-term debt outstanding at December 31, 1997 maturing during the next five years are as follows:

                                                                                   (IN MILLIONS)
                                                                                   -------------
1998............................................................................     $   412.2
1999............................................................................         354.3
2000............................................................................         464.8
2001............................................................................         604.1
2002............................................................................       1,002.8
Thereafter......................................................................       1,504.2

     Amounts payable under capitalized lease agreements are excluded from the above tabulation. See Note 12 -- 'Long-term Leases' for capitalized lease maturities.

     Stone's liquidity and financial flexibility has been adversely impacted by the net losses and insufficient operating cash flows generated during the past two years. On October 27, 1997, Stone announced its intent to, among other things, sell its ownership interest in Stone-Canada which at the time of sale would include its 25.2% ownership interest in Abitibi-Consolidated, its 50% interest in MacMillan-Bathurst and its wholly-owned pulp mill located at Portage-du-Fort, Quebec. If completed, this transaction would provide a significant amount of cash to Stone which would be used to repay debt. Additionally, Stone announced its intent to also sell or monetize certain other of its assets (including its remaining pulp operations) with any proceeds received therefrom to also be applied towards debt reduction. While Stone currently believes that these sales and/or monetizations will be consummated, no assurance can be given that such asset sales or monetizations will be completed. Stone's debt agreements require that proceeds from asset sales be used only for debt reduction.

     Stone's ability to incur additional indebtedness and refinance its 1998 debt maturities is significantly limited under Stone's debt agreements. Stone has debt amortizations of $412 million of principal plus interest of approximately $450 million (at current debt and interest-rate levels) due in 1998 and has significant annual debt service requirements beyond 1998. These 1998 debt amortizations include $150 million of 12 5/8% Senior Notes due July 15, 1998 and $240 million of 11 7/8% Senior Notes due December 1, 1998.

     It is expected that Stone will continue to incur losses unless prices for Stone's products substantially improve. Without achieving price increases and sustaining such levels in the future, Stone's cash resources and borrowing availability under the existing revolving credit facilities could be utilized, thereby reducing such sources of liquidity. While pricing for certain of Stone's products has improved slightly over 1997 year end levels, Stone will report a first quarter 1998 net loss. Stone's primary capital requirements consist of debt service and capital expenditures, including capital investment for compliance with certain environmental legislation requirements and ongoing maintenance expenditures and improvements. Stone is highly leveraged and as a result incurs substantial ongoing interest expense.

Besides the 1998 debt service requirements previously mentioned, Stone, based upon indebtedness outstanding at December 31, 1997, will be required to make debt principal repayments of approximately $354 million in 1999, $465 million in 2000 and $604 million in 2001. In the event that operating cash flows, proceeds from any asset sales, borrowing availability under its revolving credit facilities or from other financing sources do not provide sufficient liquidity for Stone to meet its obligations including its debt service requirements, Stone will be required to pursue other alternatives to repay indebtedness and improve liquidity, including cost reductions, deferral of certain discretionary capital expenditures and seeking amendments to its debt agreements. No assurances can be given that such measures, if required, would generate the liquidity required by Stone to operate its business and service its obligations.

NOTE 11. FINANCIAL INSTRUMENTS

     The carrying values and fair values of Stone's financial instruments at December 31, 1997 and 1996 are listed below:

                                                                             DECEMBER 31,
                                                           ------------------------------------------------
                                                                    1997                      1996
                                                           ----------------------    ----------------------
                                                           CARRYING                  CARRYING
                                                            AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                                           --------    ----------    --------    ----------
                                                                            (IN MILLIONS)
Notes receivable and long-term investments..............   $  117.3     $  108.7     $  147.8     $  136.7
Indebtedness............................................    4,342.4      4,415.5      4,138.3      4,246.1
Interest rate swaps in payable position.................       (0.2)        (4.1)        (0.1)        (9.8)

     The fair values of notes receivable and certain investments are based on discounted future cash flows or the applicable quoted market price. The fair value of Stone's debt is estimated based on the quoted market price for the same or similar issues. The fair value of interest-rate swap agreements are obtained from dealer quotes. These values represent the estimated amount Stone would pay to terminate agreements, taking into consideration the current interest rate and market conditions. These financial instruments are not held for trading purposes.

     Stone is party to two interest-rate swap contracts with a duration of five and ten years to manage interest rate exposures on $250 million of certain fixed rate indebtedness. The separate contracts have the effect of converting the fixed rate of interest into a floating interest rate on $100 million of the 9 7/8 percent Senior Notes and on $150 million of the 11 1/2 percent Senior Notes. These interest-rate swap contracts were entered into in order to balance Stone's fixed-rate and floating-rate debt portfolios. Under the interest-rate swaps, Stone agrees with the other party to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. The interest rate swaps decreased Stone's 1996 interest expense by $.3 million and increased Stone's interest expense by $.2 million and $.9 million in 1997 and 1995, respectively. While Stone is exposed to credit loss on its interest-rate swaps in the event of nonperformance by the counterparties to such swaps, management believes that such nonperformance is unlikely to occur given the financial resources of the counterparties.

     The following table indicates the weighted average receive rate and pay rate during 1997 relating to the interest-rate swaps outstanding at December 31, 1997 and 1996:

                                                                                      1997        1996
                                                                                     ------      ------
Interest-rate swap-notional amount (in millions)..................................   $150.0      $150.0
     Average receive rate (fixed by contract terms)...............................      5.7%        5.7%
     Average pay rate.............................................................      5.7%        5.5%
Interest-rate swap-notional amount (in millions)..................................   $100.0      $100.0
     Average receive rate (fixed by contract terms)...............................      5.6%        5.6%
     Average pay rate.............................................................      5.8%        5.6%

     The average pay rate for both interest-rate swaps is the six-month LIBOR.

NOTE 12. LONG-TERM LEASES

     Stone leases certain of its facilities and equipment under leases expiring through the year 2023.

     Future minimum lease payments under capitalized leases and their present value at December 31, 1997 and future minimum rental commitments (exclusive of real estate taxes and other expenses) under operating leases having initial or remaining non-cancellable terms in excess of one year are reflected below:

                                                                                   CAPITALIZED    OPERATING
                                                                                     LEASES        LEASES
                                                                                   -----------    ---------
                                                                                        (IN MILLIONS)
1998............................................................................      $ 4.0        $  87.6
1999............................................................................        2.5           75.4
2000............................................................................        1.1           61.0
2001............................................................................        0.9           51.6
2002............................................................................        0.4           43.4
Thereafter......................................................................        1.6          163.3
                                                                                   -----------    ---------
     Total minimum lease payments...............................................       10.5        $ 482.3
                                                                                                  ---------
                                                                                                  ---------
Less: Imputed interest..........................................................        1.5
                                                                                   -----------
Present value of future minimum lease payments..................................      $ 9.0
                                                                                   -----------
                                                                                   -----------

     Rent expense for operating leases, including leases having a duration of less than one year, was approximately $114 million in 1997, $108 million in 1996 and $103 million in 1995.

NOTE 13. PREFERRED STOCK

     Stone has authorized 10 million shares of Preferred Stock. At December 31, 1997, Stone has issued and outstanding 4.6 million shares of $1.75 Series E Cumulative Convertible Exchangeable Preferred Stock (the 'Series E Cumulative Preferred Stock'), $.01 par value. Shares of preferred stock can be issued in series with varying terms as determined by the Stone Board. Dividends on the Series E Cumulative Preferred Stock are payable quarterly when declared by the Stone Board. The Series E Cumulative Preferred Stock is convertible, at the option of the holder at any time, into shares of Stone's common stock at a conversion price of $33.94 per share of common stock, subject to adjustment under certain conditions. The Series E Cumulative Preferred Stock may alternatively be exchanged, at the option of Stone, for Stone's 7 percent Convertible Subordinated Exchange Debentures due February 15, 2007 in a principal amount equal to $25.00 per share of Series E Cumulative Preferred Stock so exchanged. Additionally, the Series E Cumulative Preferred Stock is redeemable at the option of Stone, in whole or from time to time in part, commencing February 16, 1996.

     Stone paid cash dividends of $.4375 per share on the Series E Cumulative Preferred Stock in 1997, $1.75 per share in 1996 and $2.625 per share in 1995. The declaration of dividends by the Board of Directors is subject to, among other things, certain restrictive provisions contained in Stone's Credit Agreement, Senior Note Indentures and Senior Subordinated Indenture. Due to these restrictive provisions, Stone cannot declare or pay dividends on its Series E Cumulative Preferred Stock or common stock until Stone generates income or issues capital stock to replenish the dividend pool under various of its debt instruments and Net Worth (as defined) equals or exceeds $750 million. At December 31, 1997, the dividend pool under the Senior Subordinated Indenture (which contains the most restrictive dividend pool provision) had a deficit of approximately $338 million and Net Worth (as defined) was $378.4 million. In the event six quarterly dividends remain unpaid on the Series E Cumulative Preferred Stock, the holders of the Series E Cumulative Preferred Stock would have the right to elect two members to Stone's Board of Directors until the accumulated dividends on such Series E Cumulative Preferred Stock have been declared and paid or set apart for payment. At December 31, 1997 Stone had accumulated dividend arrearages on the Series E Cumulative Preferred Stock of $6 million, which represents three consecutive quarters for which dividends have not been paid.

NOTE 14. COMMON STOCK

     Stone has authorized 200,000,000 shares of common stock, $.01 par value, of which 99,324,328 shares were outstanding at December 31, 1997.

     In 1995, Stone issued approximately 8.5 million shares of common stock related to the extinguishment of debt.

     Stone has restrictions on the payment of cash dividends on its common stock under certain of Stone's Indentures and under its Credit Agreement. Due to these restrictions Stone cannot pay common stock cash dividends until Stone generates income or issues capital stock to replenish the dividend pool under various of its debt instruments and Net Worth (as defined) equals or exceeds $750 million. Additionally, common stock cash dividends cannot be declared and paid in the event accumulated preferred stock dividend arrearages exist. See also Note 13. Stone paid cash dividends of $0.60 and $0.30 per share on its common stock in 1996 and 1995, respectively.

     Stock Rights:

     Each outstanding share of Stone's common stock carries a stock purchase right ('Right'). Each Right entitles the holder to purchase from Stone one one-hundredth of a share of Series D Junior Participating Preferred Stock, par value $.01 per share, at a purchase price of $130 subject to adjustment under certain circumstances. The Rights expire August 8, 1998 unless extended or earlier redeemed by Stone.

     The Rights will be exercisable only if a person or group, subject to certain exceptions, acquires 15 percent or more of Stone's common stock or announces a tender offer, the consummation of which would result in ownership by such person or group of 15 percent or more of Stone's common stock. Stone can redeem the Rights at the rate of $.01 per Right at any time before the tenth business day (subject to extension) after a 15 percent position is acquired.

     If Stone is acquired in a merger or other business combination transaction, each Right will entitle its holder (other than the acquiring person or group) to purchase, at the Right's then-current exercise price, a number of the acquiring company's shares of common stock having a market value at that time of twice the Right's then-current exercise price.

     In addition, in the event that a 15 percent or greater stockholder acquires Stone by means of a reverse merger in which Stone and its common stock survive, or engages in self-dealing transactions with Stone, each holder of a Right (other than the acquiring person or group) will be entitled to purchase the number of shares of Stone's common stock having a market value of twice the then-current exercise price of the Right.

     Stock Ownership and Option Plans:

     Stone's stockholders approved a Stock Option Plan, effective January 1, 1993 (the '1993 Plan'), which authorized 1,530,000 shares of common stock and provided for the issuance of either incentive stock options or non-qualified stock options for the purchase of common shares at prices not less than 100 percent of the market value of such shares on the date of grant. Options granted under the 1993 Plan are exercisable, in whole or in part, after one year but no later than ten years from the date of the respective grant. On May 9, 1995, the stockholders approved the 1995 Long-term Incentive Plan (the '1995 Plan') which permits Stone to issue incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, bonus stock and performance shares. Under the 1995 Plan, the annual amount of common stock available for grant, other than for incentive stock options, will be limited to 1 1/2 percent of the outstanding shares of common stock as of the beginning of each year plus a carryover from prior years if such 1 1/2 percent is not granted. In no event shall any stock options be exercised later than ten years from the respective grant date.

     Transactions under the stock option plans are summarized as follows:

                                                                                              OPTION PRICE
                                                                           OPTION SHARES       PER SHARE
                                                                           -------------    ----------------
Outstanding January 1, 1995.............................................     1,043,812      $   8.74 - 29.29
     Granted............................................................     1,037,900         18.00 - 22.13
     Exercised..........................................................      (134,860)         8.74 - 21.20
     Canceled...........................................................       (49,890)        13.38 - 29.29
                                                                           -------------    ----------------
Outstanding December 31, 1995...........................................     1,896,962         13.38 - 29.29
     Granted............................................................     1,980,721                 13.38
     Exercised..........................................................       (30,000)                13.38
     Canceled...........................................................       (97,147)        13.38 - 29.29
                                                                           -------------    ----------------
Outstanding December 31, 1996...........................................     3,750,536         13.38 - 29.29
     Granted............................................................     1,296,706                 14.00
     Exercised..........................................................       (12,500)                13.38
     Canceled...........................................................      (247,644)        13.38 - 29.29
                                                                           -------------    ----------------
Outstanding December 31, 1997...........................................     4,787,098         13.38 - 29.29
                                                                           -------------
                                                                           -------------

                                                                                              OPTION PRICE
                                                                           OPTION SHARES       PER SHARE
                                                                           -------------    ----------------
Options exercisable at December 31,
     1997...............................................................     1,599,482         13.38 - 29.29
     1996...............................................................     1,003,890         13.38 - 29.29
     1995...............................................................       881,262         13.38 - 29.29
Options available for grant at December 31,
     1997...............................................................     1,085,288
     1996...............................................................       805,932
     1995...............................................................     1,227,066

     Stone's previous Long-term Incentive Plan, which had been adopted in 1992 (the '1992 Plan') and provided for contingent awards of restricted shares of common stock and cash to certain key employees, was replaced by the 1995 Plan. The payment of the cash portion of awards granted under the 1992 Plan will depend on the extent to which Stone has met certain long-term performance goals as established by a committee of outside directors. The compensation related to this program is amortized over the related five-year restricted periods. Under the 1992 Plan, 1,800,000 shares had been reserved for issuance, of which 133,176 shares were granted in 1995.

     Stone applies APB Opinion No. 25, 'Accounting for Stock Issued to Employees,' and related Interpretations in accounting for its plans. Accordingly, no recognition is given to stock options until they are exercised, at which time the option price received is credited to common stock. The charge to compensation cost related to the restricted shares was $1.2 million, $1.5 million, and $3.8 million for 1997, 1996 and 1995, respectively. In 1996, prior cash awards that were accrued have been deemed to be not payable because of the financial results of Stone.

     Effective January 1, 1996, Stone adopted Statement of Financial Accounting Standards No. 123, 'Accounting for Stock-Based Compensation' ('SFAS 123'), by electing to continue to apply the intrinsic value-based method of accounting for stock-based compensation. Had compensation cost been determined on the basis of fair value pursuant to SFAS 123, net income and earnings per share would have been reduced as follows:

                                                                             1997       1996       1995
                                                                            -------    -------    ------
Net income (loss) -- as reported.........................................   $(417.7)   $(126.2)   $255.5
Net income (loss) -- pro forma...........................................    (422.7)    (130.0)    254.2
Basic earnings (loss) per share -- as reported...........................     (4.29)     (1.35)     2.63
Basic earnings (loss) per share -- pro forma.............................     (4.34)     (1.39)     2.61
Diluted earnings (loss) per share -- as reported.........................     (4.29)     (1.35)     2.24
Diluted earnings (loss) per share -- pro forma...........................     (4.34)     (1.39)     2.23

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                                  1997     1996     1995
                                                                                  ----     ----     ----
Expected life (years).........................................................       7        6        6
Expected volatility...........................................................    51.0%    47.0%    47.0%
Risk-free interest rate.......................................................     6.6%     5.5%     7.2%
Expected dividend yield.......................................................     4.2%     4.2%     4.2%

     The weighted average estimated fair value of each employee stock option granted during fiscal 1997, 1996 and 1995 was $5.59, $4.81 and $7.36, respectively.

NOTE 15. RELATED PARTY TRANSACTIONS

     Stone sold paperboard, market pulp and fiber to and purchased containerboard and kraft paper from various non-consolidated affiliates. Such transactions were primarily at market prices. Stone paid a commission fee to Abitibi-Consolidated pursuant to a sales agency agreement expiring December 31, 2004 and paid fees for services rendered by Abitibi-Consolidated. Stone also received commissions and management fees from SVCPI for services rendered. The amounts included in the table below include transactions with Abitibi-Consolidated since November 1, 1995, with Florida Coast since June 1, 1996, with S&G since July 12, 1996 and with SVCPI since July 1, 1997.

     The following table summarizes Stone's related party transactions with its non-consolidated affiliates for each year presented:

                                                                     YEAR ENDED DECEMBER 31,
                                                                    --------------------------
                                                                     1997      1996      1995
                                                                    ------    ------    ------
                                                                          (IN MILLIONS)
Net sales to/(purchases from)....................................   $103.1    $183.0    $211.2
Net receivable from/(payable to).................................     54.7      45.9      40.5
Net commissions and fees payable for services
  received/rendered..............................................      8.6      10.4       2.3

     Stone had outstanding loans and interest receivable from non-consolidated affiliates of approximately $108.4 million and $48.6 million at December 31, 1997 and 1996, respectively. Additionally at December 31, 1997 and 1996, Stone held $40 million Convertible Debt securities of Financiere Carton Papier ('FCP') a non-consolidated affiliate of Stone. The securities are not convertible into FCP common stock until March 1999. If Stone converted the securities into FCP common stock, Stone would own approximately 80 percent of the outstanding shares of FCP.

NOTE 16. ADDITIONAL INFORMATION RELATING TO THE CONSOLIDATED FINANCIAL
STATEMENTS

     Other (Income) Expense, Net:

     The major components of other (income) expense-net are as follows:

                                                                      YEAR ENDED DECEMBER 31,
                                                                     --------------------------
                                                                      1997      1996      1995
                                                                     ------    ------    ------
                                                                           (IN MILLIONS)
Interest income...................................................   $(16.0)   $(16.1)   $(15.5)
Foreign currency transaction (gains) losses.......................     10.7       0.5      (8.1)
(Gains) losses on sales of investments or assets..................     (1.2)      5.4        --
Other.............................................................     (5.5)     (5.6)     (9.5)
                                                                     ------    ------    ------
Total other (income) expense-net..................................   $(12.0)   $(15.8)   $(33.1)
                                                                     ------    ------    ------
                                                                     ------    ------    ------

     Interest Expense:

                                                                                YEAR ENDED DECEMBER 31,
                                                                               --------------------------
                                                                                1997      1996      1995
                                                                               ------    ------    ------
                                                                                     (IN MILLIONS)
Total interest cost incurred................................................   $460.3    $425.2    $473.5
Interest capitalized........................................................     (3.2)    (11.7)    (13.2)
                                                                               ------    ------    ------
Interest expense............................................................   $457.1    $413.5    $460.3
                                                                               ------    ------    ------
                                                                               ------    ------    ------

     Provision for Doubtful Accounts and Notes Receivable:

     Selling, general and administrative expenses include provisions for doubtful accounts and notes receivable of $3.3 million for 1997, $5.5 million for 1996 and $6.7 million for 1995.

     Assets Held for Sale:

     Stone has ceased operations of certain non-core wood products facilities and is liquidating such assets as appropriate opportunities are presented. These net assets, which are included in other current assets in the Consolidated Balance Sheets, aggregated approximately $12 million and $20 million at December 31, 1997 and 1996, respectively.

     Insurance Receivable:

     As a result of the 1994 Panama City, Florida digester accident, Stone is seeking recovery from its insurance carriers for both the losses to property and the losses as result of business interruption. A partial recovery of approximately $31 million has been received by Stone from certain carriers, claims of approximately $9 million have been committed to be paid and claims of approximately $43 million covering the remaining portion of such losses are still pending.

     Long-term Note Receivable:

     Stone had a net receivable from a domestic customer of approximately $52 million and $58 million at December 31, 1997 and 1996, respectively. Of these amounts, approximately $38 million and $44 million, respectively, are included in other long-term assets with the remaining amounts reflected in accounts and notes receivable in Stone's Consolidated Balance Sheets.

     Accrued and Other Current Liabilities:

     The major components of accrued and other current liabilities are as follows:

                                                                                        DECEMBER 31,
                                                                                     ------------------
                                                                                      1997        1996
                                                                                     ------      ------
                                                                                       (IN MILLIONS)
Accrued interest..................................................................   $103.7      $ 93.4
Accrued payroll, related taxes and employee benefits..............................     75.2        70.8
Other.............................................................................    139.7       137.5
                                                                                     ------      ------
Total accrued and other current liabilities.......................................   $318.6      $301.7
                                                                                     ------      ------
                                                                                     ------      ------

     Other Long-term Liabilities:

     Included in other long-term liabilities at December 31, 1997 and 1996 is approximately $31 million and $36 million, respectively, of deferred income relating to the October 1992 sale of an energy contract at Stone's Hopewell mill. This amount is being amortized over a 12-year period.

NOTE 17. COMMITMENTS AND CONTINGENCIES

     At December 31, 1997, Stone had commitments outstanding for capital expenditures under purchase orders and contracts of approximately $26 million.

     Stone's operations are subject to extensive environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations. Stone has in the past made significant capital expenditures to comply with water, air and solid and hazardous waste regulations and expects to make significant expenditures in the future. Capital expenditures for environmental control equipment and facilities were approximately $24 million in 1997, and Stone anticipates that 1998 and 1999 environmental capital expenditures will approximate $18 million and $50 million, respectively. The majority of the 1999 expenditures relate to the amounts that Stone currently anticipates will be required to comply with the 'cluster rules' described in 'Environmental Issues' of the MD&A. Although capital expenditures for environmental control equipment and facilities and compliance costs in future years will depend on legislative and technological developments that cannot be predicted at this time, Stone anticipates that these costs will increase due to the 'cluster rules' and as other environmental regulations become more stringent. See also 'Environmental Issues' of the MD&A for further environmental matters.

     Refer to Notes 10, 11 and 12 for further discussion of Stone's debt, hedging and lease commitments.

     Additionally, Stone is involved in certain litigation primarily arising in the normal course of business. In the opinion of management, Stone's liability under any pending litigation would not materially affect its financial condition, results of operations or liquidity.

NOTE 18. SEGMENT AND GEOGRAPHIC INFORMATION

     Business Segments:

     As a result of the November 1995 de-consolidation of Stone-Consolidated (see Note 2) and the integrated nature of Stone's principal consolidated operations, Stone now operates in a single business -- the production and sale of commodity pulp, paper and packaging products. Accordingly, business segment reporting is no longer presented.

     Financial information by business segment for 1995 is summarized as follows:

                                                                DEPRECIATION
                                                                    AND                         CAPITAL
                               SALES      INCOME (LOSS)(1)      AMORTIZATION     ASSETS       EXPENDITURES
                              --------    ----------------      ------------    --------      ------------
                                                               (IN MILLIONS)
1995
     Paperboard and paper
       packaging...........   $5,405.8        $  943.6             $203.5       $3,536.2         $198.3
     White paper and
       other...............    2,010.6           367.7              158.4        1,347.2          183.2
     Intersegment
       sales(4)............      (65.2)
                              --------    ----------------      ------------    --------      ------------
                               7,351.2         1,311.3              361.9        4,883.4          381.5
     Interest expense......                     (460.3)
     Foreign currency
       gains...............                        8.1
     General corporate.....                      (64.4)(2)            9.9        1,515.5(3)         5.0
                              --------    ----------------      ------------    --------      ------------
     Total.................   $7,351.2        $  794.7             $371.8       $6,398.9         $386.5
                              --------    ----------------      ------------    --------      ------------
                              --------    ----------------      ------------    --------      ------------

------------

(1) Income (loss) before taxes, minority interest and extraordinary charges.

(2) Included equity in net income (loss) of non-consolidated vertically integrated affiliates as follows: Paperboard and paper packaging segment $4.2 and White paper and other segment $15.7.

(3) Included investments in non-consolidated vertically integrated affiliates as follows: Paperboard and paper packaging segment $85.8 and White paper and other segment $1,010.4.

(4) Intersegment sales were accounted for at transfer prices which approximate market prices.

     Geographic Segments:

     The table below provides financial information for Stone's operations based on the region in which the operations are located.

                                           TRADE SALES    INTER-AREA SALES    TOTAL SALES    INCOME (LOSS)(3)     ASSETS
                                           -----------    ----------------    -----------    ----------------    --------
                                                                           (IN MILLIONS)
1997
     United States......................    $ 3,969.5         $   51.1         $ 4,020.6         $   (0.7)       $2,951.7
     Canada.............................        291.8             54.6             346.4              7.2           781.4
     Europe and other...................        587.8               --             587.8             21.1           628.7
                                           -----------        --------        -----------    ----------------    --------
                                              4,849.1            105.7           4,954.8             27.6         4,361.8
     Interest expense...................                                                           (457.1)
     Foreign currency transaction
       losses...........................                                                            (10.7)
     General corporate..................                                                           (164.9)(1)     1,462.3(2)
     Inter-area eliminations............                        (105.7)           (105.7)
                                           -----------        --------        -----------    ----------------    --------
     Total..............................    $ 4,849.1               --         $ 4,849.1         $ (605.1)       $5,824.1
                                           -----------        --------        -----------    ----------------    --------
                                           -----------        --------        -----------    ----------------    --------
1996
     United States......................    $ 4,223.5         $   33.0         $ 4,256.5         $  243.7        $2,961.2
     Canada.............................        309.6             54.5             364.1            (15.1)          916.4
     Europe and other...................        608.7               --             608.7             15.9           669.8
                                           -----------        --------        -----------    ----------------    --------
                                              5,141.8             87.5           5,229.3            244.5         4,547.4
     Interest expense...................                                                           (413.5)
     Foreign currency transaction
       losses...........................                                                             (0.5)
     General corporate..................                                                            (19.6)(1)     1,806.4(2)
     Inter-area eliminations............                         (87.5)            (87.5)              --
                                           -----------        --------        -----------    ----------------    --------
     Total..............................    $ 5,141.8         $     --         $ 5,141.8         $ (189.1)       $6,353.8
                                           -----------        --------        -----------    ----------------    --------
                                           -----------        --------        -----------    ----------------    --------
1995
     United States......................    $ 5,238.7         $   46.1         $ 5,284.8         $  941.9        $3,313.4
     Canada.............................      1,276.8             60.2           1,337.0            334.3           942.5
     Europe and other...................        835.7               --             835.7             35.1           627.5
                                           -----------        --------        -----------    ----------------    --------
                                              7,351.2            106.3           7,457.5          1,311.3         4,883.4
     Interest expense...................                                                           (460.3)
     Foreign currency transaction
       gains............................                                                              8.1
     General corporate..................                                                            (64.4)(1)     1,515.5(2)
     Inter-area eliminations............                        (106.3)           (106.3)              --
                                           -----------        --------        -----------    ----------------    --------
     Total..............................    $ 7,351.2         $     --         $ 7,351.2         $  794.7        $6,398.9
                                           -----------        --------        -----------    ----------------    --------
                                           -----------        --------        -----------    ----------------    --------

------------

(1) Includes equity in net income (loss) of non-consolidated vertically integrated affiliates as follows: United States $(25.0) in 1997, $(2.0) in 1996 and $3.5 in 1995; Canada $(34.3) in 1997, $74.5 in 1996 and $28.6 in
    1995; and other $(11.5) 1997, $(9.3) in 1996 and $(12.2) in 1995.

(2) Includes investments in non-consolidated vertically integrated affiliates as follows: United States $33.1 in 1997, $37.4 in 1996 and $9.8 in 1995; Canada $777.6 in 1997, $1,077.9 in 1996 and $1,022.3 in 1995; and other $67.4 in
    1997, $69.8 in 1996 and $64.1 in 1995.

(3) Income (loss) before taxes, minority interest and extraordinary charges.

     Stone's export sales from the United States were approximately $548 million, $470 million and $839 million for 1997, 1996 and 1995, respectively. Of the 1997 export sales, approximately 42% and 34% were made to Europe and Asia, respectively.

NOTE 19. SUMMARY OF QUARTERLY DATA (UNAUDITED)

     The following table summarizes quarterly financial data for 1997 and 1996:

                                                                             QUARTER
                                                           --------------------------------------------
                                                            FIRST       SECOND      THIRD      FOURTH(1)     YEAR
                                                           --------    --------    --------    --------    --------
                                                                        (IN MILLIONS EXCEPT PER SHARE)
1997
Net sales...............................................   $1,180.8    $1,200.2    $1,182.8    $1,285.3    $4,849.1
Cost of products sold...................................      986.8     1,016.7       998.3     1,067.7     4,069.6
Depreciation and amortization...........................       78.5        81.0        73.9        68.3       301.7
Loss before extraordinary charges.......................      (96.7)     (107.4)      (98.7)     (101.6)     (404.4)
Extraordinary charges from early extinguishments of
  debt..................................................         --       (13.3)         --          --       (13.3)
                                                           --------    --------    --------    --------    --------
Net loss................................................      (96.7)     (120.7)      (98.7)     (101.6)     (417.7)
                                                           --------    --------    --------    --------    --------
                                                           --------    --------    --------    --------    --------
Per share of common stock -- basic and diluted:
     Loss before extraordinary charges..................      (0.99)      (1.10)      (1.01)      (1.04)      (4.16)
     Extraordinary charges from early extinguishments of
       debt.............................................         --       (0.13)         --          --       (0.13)
                                                           --------    --------    --------    --------    --------
     Net loss -- basic and diluted......................      (0.99)      (1.23)      (1.01)      (1.04)      (4.29)
                                                           --------    --------    --------    --------    --------
     Cash dividends per common share....................   $     --    $     --    $     --    $     --    $     --
                                                           --------    --------    --------    --------    --------
                                                           --------    --------    --------    --------    --------
1996
     Net sales..........................................   $1,321.5    $1,282.3    $1,295.1    $1,242.9    $5,141.8
     Cost of products sold..............................      972.2     1,013.0     1,037.1     1,063.1     4,085.4
     Depreciation and amortization......................       79.0        79.0        78.2        78.6       314.8
     Income (loss) before extraordinary charges.........       32.4       (21.1)      (47.7)      (86.1)     (122.5)
     Extraordinary charges from early extinguishments of
       debt.............................................         --          --        (3.3)       (0.3)       (3.7)
                                                           --------    --------    --------    --------    --------
     Net income (loss)..................................       32.4       (21.1)      (51.0)      (86.4)     (126.2)
                                                           --------    --------    --------    --------    --------
                                                           --------    --------    --------    --------    --------
     Per share of common stock -- basically
     Income (loss) before extraordinary charges.........       0.31       (0.23)      (0.50)      (0.89)      (1.32)
     Extraordinary charges from early extinguishments of
       debt.............................................         --          --       (0.03)         --       (0.03)
                                                           --------    --------    --------    --------    --------
     Net income (loss) -- basic.........................       0.31       (0.23)      (0.53)      (0.89)      (1.35)
                                                           --------    --------    --------    --------    --------
     Net income (loss) -- diluted.......................       0.30       (0.23)      (0.53)      (0.89)      (1.35)
                                                           --------    --------    --------    --------    --------
     Cash dividends per common share....................   $   0.15    $   0.15    $   0.15    $   0.15    $   0.60
                                                           --------    --------    --------    --------    --------
                                                           --------    --------    --------    --------    --------

------------

(1) Stone's fourth quarter 1997 results were adversely impacted by foreign currency transaction losses of $26 million, net of tax, or $.26 per common share. Approximately $22 million of this charge represents Stone's share of foreign currency transaction losses incurred by certain of Stone's non-consolidated Canadian affiliates which are accounted for under the equity method of accounting.


       REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of
Stone Container Corporation

     Our audits of the consolidated financial statements referred to in our report dated March 26, 1998, appearing in this Registration Statement on Form S-4 also included an audit of the Financial Statement Schedule immediately following this report. In our opinion, the Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PRICE WATERHOUSE LLP

Chicago, Illinois
March 26, 1998




                  STONE CONTAINER CORPORATION AND SUBSIDIARIES
         SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                                 (IN MILLIONS)

                                                       BALANCE AT        ADDITIONS
                                                      BEGINNING OF    CHARGED TO COSTS                  BALANCE AT END
                    DESCRIPTION                          PERIOD         AND EXPENSES      DEDUCTIONS      OF PERIOD
---------------------------------------------------   ------------    ----------------    ----------    --------------
                     COLUMN A                           COLUMN B          COLUMN C         COLUMN D        COLUMN E
---------------------------------------------------   ------------    ----------------    ----------    --------------
                                                                               (IN MILLIONS)
Allowance for doubtful accounts and notes and sales
  returns and allowances:
     Year ended December 31, 1997..................      $ 24.3            $ 12.0           $  8.5          $ 27.8
     Year ended December 31, 1996..................      $ 22.1            $ 14.9           $ 12.7          $ 24.3
     Year ended December 31, 1995..................      $ 20.2            $ 14.6           $ 12.7          $ 22.1



                  STONE CONTAINER CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                 JUNE 30, 1998*    DECEMBER 31, 1997
                                                                                 --------------    -----------------
                                                                                   UNAUDITED
                                                                                            (IN MILLIONS)
                                    ASSETS
Current assets:
     Cash and cash equivalents................................................     $    109.5          $   112.6
     Accounts and notes receivable (less allowances of $28.2 and $27.8).......          684.8              652.7
     Inventories..............................................................          734.0              716.0
     Other....................................................................          137.8              114.4
                                                                                 --------------    -----------------
          Total current assets................................................        1,666.1            1,595.7
                                                                                 --------------    -----------------
Property, plant and equipment.................................................        4,891.9            4,857.3
Accumulated depreciation and amortization.....................................       (2,577.7)          (2,479.8)
                                                                                 --------------    -----------------
Property, plant and equipment -- net..........................................        2,314.2            2,377.5
Timberlands...................................................................           47.6               49.6
Goodwill......................................................................          451.0              444.0
Investment in non-consolidated affiliates.....................................          844.0              878.1
Other.........................................................................          383.0              479.2
                                                                                 --------------    -----------------
          Total assets........................................................     $  5,705.9          $ 5,824.1
                                                                                 --------------    -----------------
                                                                                 --------------    -----------------

                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable.........................................................     $    323.5          $   327.9
     Current maturities of long-term debt.....................................          638.5              415.9
     Income taxes.............................................................           22.7               26.6
     Accrued and other current liabilities....................................          326.0              318.6
                                                                                 --------------    -----------------
          Total current liabilities...........................................        1,310.7            1,089.0
                                                                                 --------------    -----------------
Senior long-term debt.........................................................        3,201.6            3,238.0
Subordinated debt.............................................................          697.4              697.5
Non-recourse debt of consolidated affiliates..................................            9.9                 --
Other long-term liabilities...................................................          339.1              306.7
Deferred taxes................................................................          129.5              216.0
Commitments and contingencies (Note 12).......................................
Stockholders' equity:
     Series E preferred stock.................................................          115.0              115.0
     Common stock (99.9 and 99.3 shares outstanding)..........................          974.0              966.3
     Accumulated deficit......................................................         (705.2)            (479.5)
     Accumulated other comprehensive income...................................         (365.9)            (324.6)
     Unamortized expense of restricted stock plan.............................           (0.2)              (0.3)
                                                                                 --------------    -----------------
          Total stockholders' equity..........................................           17.7              276.9
                                                                                 --------------    -----------------
          Total liabilities and stockholders' equity..........................     $  5,705.9          $ 5,824.1
                                                                                 --------------    -----------------
                                                                                 --------------    -----------------

------------

* Unaudited; subject to year-end audit.

        The accompanying notes are an integral part of these statements.




                  STONE CONTAINER CORPORATION AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                                                                                            SIX MONTHS ENDED
                                                                                                JUNE 30,
                                                                                         -----------------------
                                                                                           1998           1997
                                                                                         --------       --------
Net sales.............................................................................   $2,539.2       $2,381.1
Cost of products sold.................................................................    2,086.5        2,003.6
Selling, general and administrative expenses..........................................      293.1          287.5
Depreciation and amortization.........................................................      135.9          159.6
Equity loss from affiliates...........................................................       35.7           23.2
Other(income)expense-net..............................................................       47.0           (3.8)
                                                                                         --------       --------
Loss before interest expense, income taxes, minority interest and extraordinary
  charges.............................................................................      (59.0)         (89.0)
Interest expense......................................................................     (237.3)        (226.1)
                                                                                         --------       --------
Loss before income taxes, minority interest and extraordinary charges.................     (296.3)        (315.1)
Credit for income taxes...............................................................       71.1          111.0
Minority interest.....................................................................       (0.1)            --
                                                                                         --------       --------
Loss before extraordinary charges.....................................................     (225.3)        (204.1)
Extraordinary charges from early extinguishment of debt (net of income tax benefit)...       (0.4)         (13.3)
                                                                                         --------       --------
Net loss..............................................................................     (225.7)        (217.4)
Preferred stock dividends.............................................................       (4.0)          (4.0)
                                                                                         --------       --------
Net loss applicable to common shares..................................................   $ (229.7)      $ (221.4)
                                                                                         --------       --------
                                                                                         --------       --------

Accumulated deficit, beginning of period..............................................   $ (479.5)      $  (51.5)
Net loss..............................................................................     (225.7)        (217.4)
Cash dividends on common and preferred stock..........................................                      (2.0)
                                                                                         --------       --------
Accumulated deficit, end of period....................................................   $ (705.2)      $ (270.9)
                                                                                         --------       --------
                                                                                         --------       --------

Per share of common stock:
     Loss before extraordinary charges -- Basic/Diluted...............................   $  (2.30)      $  (2.10)
     Extraordinary charges from early extinguishment of debt..........................         --       $  (0.13)
                                                                                         --------       --------
     Net loss -- Basic/Diluted........................................................   $  (2.30)      $  (2.23)
                                                                                         --------       --------

     Cash dividends...................................................................         --             --
                                                                                         --------       --------
                                                                                         --------       --------
     Common shares outstanding(weighted average, in millions).........................       99.7           99.3
                                                                                         --------       --------
                                                                                         --------       --------

------------

* Unaudited; subject to year-end audit

        The accompanying notes are an integral part of these statements.


                  STONE CONTAINER CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               SIX MONTHS ENDED
                                                                                                   JUNE 30,
                                                                                             --------------------
                                                                                              1998         1997
                                                                                             -------      -------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss..................................................................................   $(225.7)     $(217.4)
Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization........................................................     135.9        159.6
     Deferred taxes.......................................................................     (83.0)      (120.8)
     Foreign currency transaction losses (gains)..........................................       8.5          3.6
     Equity loss from affiliates..........................................................      35.7         23.2
     Write-off investments in SVCPI.......................................................      53.5           --
     Extraordinary charges from early extinguishment of debt..............................       0.4         13.3
     Other -- net.........................................................................      32.1         41.8

CHANGES IN CURRENT ASSETS AND LIABILITIES NET OF ADJUSTMENTS FOR AN ACQUISITION AND A
  DISPOSITION:
     (Increase) decrease in accounts and notes receivable net.............................       2.3        (52.6)
     (Increase) decrease in inventories...................................................     (17.0)        31.5
     (Increase) decrease in other current assets..........................................     (15.7)         0.2
     Increase (decrease) in accounts payable and other current liabilities................      (4.4)       (81.2)
                                                                                             -------      -------
     Net cash used in operating activities................................................     (77.4)      (198.8)
                                                                                             -------      -------

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments made on debt.....................................................................     (65.0)      (431.1)
Payments by consolidated affiliates on non-recourse debt..................................        --        (12.9)
Borrowings................................................................................     244.0        804.2
Proceeds from issuance of common stock....................................................       2.4           --
Cash dividends............................................................................        --         (2.0)
                                                                                             -------      -------
Net cash provided by financing activities.................................................     181.4        358.2
                                                                                             -------      -------

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures......................................................................     (67.6)       (58.0)
Proceeds from sales of assets.............................................................       1.4          3.1
Investments in and advances to affiliates, net............................................     (48.3)        (8.9)
Other -- net..............................................................................       8.0        (27.1)
                                                                                             -------      -------
Net cash used in investing activities.....................................................    (106.5)       (90.9)
                                                                                             -------      -------

Effect of exchange rate changes on cash...................................................      (0.6)        (2.4)
                                                                                             -------      -------
Net increase (decrease) in cash and cash equivalents......................................      (3.1)        66.1
Cash and cash equivalents, beginning of period............................................     112.6        112.6
                                                                                             -------      -------
Cash and cash equivalents, end of period..................................................   $ 109.5      $ 178.7
                                                                                             -------      -------
                                                                                             -------      -------

------------

* See Note 11 regarding supplemental cash flow information.

* Unaudited; subject to year-end audit

        The accompanying notes are an integral part of these statements.



                  STONE CONTAINER CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

     Pursuant to the rules and regulations of the Securities and Exchange Commission ('SEC') for Form 10-Q, the financial statements, footnote disclosures and other information normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed. These financial statements, footnote disclosures and other information should be read in conjunction with the financial statements and the notes thereto included in Stone Container Corporation's ('Stone's') latest Annual Report on Form 10-K, as amended by a Form 10-K/A. In the opinion of Stone, the accompanying unaudited consolidated financial statements contain all normal recurring adjustments necessary to fairly present Stone's financial position as of June 30, 1998 and the results of operations and cash flows for the six month period ended June 30, 1998 and 1997.

NOTE 2. RECLASSIFICATIONS

     Certain prior year amounts have been restated to conform with the current year presentation in the Consolidated Balance Sheets and in the Statements of Operations and Accumulated Deficit.

NOTE 3. PENDING MERGER

     On May 10, 1998, Stone agreed to merge (the 'Merger') with a subsidiary of Jefferson Smurfit Corporation ('JSC'), a U.S. integrated manufacturer of paperboard, paper and packaging products. The terms of the Merger are set forth in an Agreement and Plan of Merger (the 'Merger Agreement'), dated as of May 10, 1998, among JSC, JSC Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of JSC, and Stone. In the Merger, each share of Stone's common stock will be converted into 0.99 of a share of JSC's common stock, par value $0.01 per share (the 'JSC Common Stock'), and JSC will be renamed Smurfit-Stone Container Corporation. The Merger is intended to constitute a tax-free reorganization under the Internal Revenue Code of 1986, as amended, and will be accounted for as a purchase.

     Consummation of the Merger, which is expected to close in the fall of 1998, is subject to various conditions, including (i) receipt of approval by the stockholders of each of Stone and JSC of appropriate matters relating to the Merger Agreement and the Merger; (ii) registration of the shares of JSC Common Stock to be issued in the Merger under the Securities Act of 1933, as amended; and (iii) satisfaction of certain other conditions including regulatory matters. Stone received the requisite regulatory approvals of the Federal Trade Commission, the European Commission and the Canadian Competition Bureau in July.

     The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement, a copy of which is filed as
Exhibit 2.1 to Stone's Current Report on Form 8-K dated May 12, 1998 and which is incorporated herein by reference.

     The combined company is expected to have approximately $7 billion of debt outstanding after the Merger (without giving affect to any divestitures prior to or upon the Merger or thereafter). In connection with the Merger, Stone is considering various refinancing alternatives which would be intended to reduce interest expense and address the expected liquidity requirements of the combined company following the Merger. Effectuation of the Merger is not conditioned on consummation of any such refinancing. There are material uncertainties relating to the consummation of any of the refinancing alternatives under consideration and, as a result, the particular capital structure that would result from any such alternative is subject to significant variables. In addition, no assurance can be given that any of the refinancing alternatives and planned divestitures will generate sufficient funds to meet all of the combined company's needs or that refinancing or divestitures can be implemented on terms acceptable to the combined company. Even if a refinancing and all of the planned divestitures are implemented, the combined company will continue to have a highly leveraged capital structure.

NOTE 4. SUBSEQUENT EVENT

     On July 24, 1998 MacMillan Bloedel Inc. ('MacBlo') informed Stone that it was exercising its compulsory buy-sell option to purchase the 50 percent partnership interest owned by Stone in MacMillan Bathurst Inc., a Canadian corrugated box company in which MacBlo owns the other 50 percent. The purchase price offer was $185 million (Cdn). On or before August 23, 1998, Stone will either be required to accept such offer or purchase MacBlo's interest in the partnership for the same price. The closing of the transaction is required to be completed by September 4, 1998. Stone has not yet determined its course of action on this offer.

NOTE 5. WRITE-OFF INVESTMENTS IN NON-CONSOLIDATED AFFILIATE

     On July 23, 1998 Stone Venepal (Celgar) Pulp, Inc. ('SVCPI'), a non-consolidated Canadian affiliate of Stone, filed for bankruptcy protection. Stone and its partners, after evaluating SVCPI's losses and cash flow under current market conditions, decided to end their relationship with SVCPI. As a result, Stone recorded a one-time write-off of $54 million in the 1998 second quarter related to its interest in SVCPI. The lenders to SVCPI and any other SVCPI creditors do not have recourse against Stone.

NOTE 6. ADOPTION OF NEW ACCOUNTING STANDARDS

COMPREHENSIVE INCOME

     Effective January 1, 1998, Stone adopted Statement of Financial Accounting Standards No. 130, 'Reporting Comprehensive Income' ('SFAS 130') which establishes standards for reporting and display of comprehensive income and its components in the financial statements. Comprehensive income represents the change in stockholders' equity during a period resulting from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Stone has restated its prior period financial statements for comparative purposes as required. The adoption of SFAS 130 had no impact on Stone's consolidated results of operations, financial position or cash flows.

                                                                                      SIX MONTHS ENDED JUNE 30,
                                                                                    ------------------------------
                                                                                        1998            1997
                                                                                    ------------------------------
                                                                                    (IN MILLIONS EXCEPT PER SHARE)
Net loss.........................................................................    $ (225.7)        $ (217.4)
Other comprehensive income, net of tax:
     Foreign currency translation................................................       (41.3)           (54.7)
                                                                                     --------         --------
Comprehensive income (loss)......................................................    $ (267.0)        $ (272.1)
                                                                                     --------         --------
                                                                                     --------         --------

                                                ACCUMULATED THROUGH JUNE 30, 1998     ACCUMULATED THROUGH JUNE 30, 1997
                                               -----------------------------------   -----------------------------------
                                               BEGINNING      CURRENT      ENDING    BEGINNING      CURRENT      ENDING
                                                BALANCE    PERIOD CHANGE   BALANCE    BALANCE    PERIOD CHANGE   BALANCE
                                               ---------   -------------   -------   ---------   -------------   -------
                                                                             (IN MILLIONS)
Minimum pension liability adjustment.........   $ (31.3)           --      $ (31.3)   $ (42.7)           --      $ (42.7)
Foreign currency translation adjustment......    (293.3)      $ (41.3)      (334.6)    (178.8)      $ (54.7)      (233.5)
                                               ---------   -------------   -------   ---------   -------------   -------
Accumulated other Comprehensive income.......   $(324.6)      $ (41.3)     $(365.9)   $(221.5)      $ (54.7)     $(276.2)
                                               ---------   -------------   -------   ---------   -------------   -------
                                               ---------   -------------   -------   ---------   -------------   -------

PENSIONS AND OTHER POSTRETIREMENT BENEFITS

     In February 1998, the Financial Accounting Standards Board ('FASB') issued Statement No. 132, 'Employers' Disclosures about Pensions and Other Postretirement Benefits,' which is effective for fiscal years beginning after December 15, 1997, and requires restatement of prior year periods presented. The Statement does not change the measurement or recognition of pension and other postretirement plans. It standardizes the disclosure requirements, requires additional information on changes in benefit obligations and fair values of plan assets, and eliminates certain disclosures. Stone will adopt the new disclosure rules in its year-end 1998 financial statements.

START-UP COSTS

     On April 3, 1998 Statement of Position 98-5 'Reporting on the Costs of Start-Up Activities' ('SOP 98-5') was issued which requires that the costs of start-up activities be expensed as incurred. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. Stone will adopt SOP 98-5 effective January 1, 1999 by recognizing a charge of approximately $8 million, net of tax, as a cumulative effect of an accounting change.

DERIVATIVE INSTRUMENTS

     In June 1998, the FASB issued Statement No. 133, 'Accounting for Derivative Instruments and Hedging Activities,' which is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This Statement requires that all derivatives be recorded in the balance sheet as either assets or liabilities and be measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Stone is in the process of evaluating this standard and does not anticipate that it will have a material effect on Stone's financial statements.

NOTE 7. RECONCILIATION OF BASIC AND DILUTED EPS

                                                                                   SIX MONTHS ENDED JUNE 30,
                                                                             --------------------------------------
                                                                                   1998                 1997
                                                                             -----------------    -----------------
                                                                             INCOME               INCOME
                                                                             (LOSS)     SHARES    (LOSS)     SHARES
                                                                             -------    ------    -------    ------
                                                                              (IN MILLIONS, EXCEPT PER SHARE DATA)
Loss before extraordinary charges.........................................   $(225.3)             $(204.1)
Less: Preferred dividends.................................................      (4.0)                (4.0)
                                                                             -------              -------
Basic EPS.................................................................
Income available to common stockholders...................................    (229.3)     99.7     (208.1)     99.3
Effect of Dilutive Securities:
     Convertible Debt.....................................................     (a)       (a)        (a)       (a)
     Exchangeable Preferred Stock.........................................     (b)       (b)        (b)       (b)
     Options and warrants.................................................               (c)
                                                                                        ------

DILUTED EPS...............................................................   $(229.3)     99.7    $(208.1)     99.3

BASIC EARNINGS PER SHARE AMOUNT...........................................              $(2.30)              $(2.10)
                                                                                        ------               ------
                                                                                        ------               ------

DILUTED EARNINGS PER SHARE AMOUNT.........................................              $(2.30)              $(2.10)
                                                                                        ------               ------
                                                                                        ------               ------

------------

 (a) Convertible debt effects of $2.5 million and 6.4 million shares are excluded from the diluted EPS computation because they are antidilutive.

 (b) Exchangeable preferred stock effects of $4.0 million and 3.4 million shares are excluded from the dilutive EPS computation because they are antidilutive.

 (c) Options and warrants effects of .4 million shares for the six months ended June 30, 1998 are excluded from the dilutive EPS computation because they are antidilutive.

NOTE 8. INVENTORIES

     Inventories are summarized as follows:

                                                                               JUNE 30,       DECEMBER 31,
                                                                                 1998             1997
                                                                             -------------    ------------
                                                                                     (IN MILLIONS)
Raw materials and supplies................................................      $ 251.3          $263.5
Paperstock................................................................        354.9           342.1
Work in process...........................................................         20.6            21.5
Finished products.........................................................        126.8           108.5
                                                                             -------------    ------------
                                                                                  753.6           735.6
Excess of current cost over LIFO
     Inventory value......................................................        (19.6)          (19.6)
                                                                             -------------    ------------
          Total inventories...............................................      $ 734.0          $716.0
                                                                             -------------    ------------
                                                                             -------------    ------------

NOTE 9. SUMMARIZED FINANCIAL INFORMATION OF NON-CONSOLIDATED AFFILIATES

     Combined summarized financial information for Stone's non-consolidated affiliates that are accounted for under the equity method of accounting is presented below:

                                                                                      SIX MONTHS ENDED
                                                                                          JUNE 30,
                                                                                    --------------------
                                                                                      1998        1997
                                                                                    --------    --------
                                                                                    (IN MILLIONS EXCEPT
                                                                                         PER SHARE)
Results of operations:
     Net sales...................................................................   $2,112.2    $1,633.8
     Cost of products sold.......................................................    1,640.9     1,213.6
     Loss before income taxes, minority interest and extraordinary charges.......      (57.1)      (55.3)
     Net loss....................................................................      (57.5)      (45.6)

NOTE 10. DEBT

     Current maturities of long-term debt at June 30, 1998 and December 31, 1997 consisted of the following:

                                                                               JUNE 30,       DECEMBER 31,
                                                                                 1998             1997
                                                                             -------------    ------------
                                                                                     (IN MILLIONS)
11 7/8% Senior Notes due December 1, 1998.................................      $ 239.5          $239.7
Revolving Credit Facility due May 15, 1999................................        216.0              --
12 5/8% Senior Notes due July 15, 1998....................................        150.0           150.0
Other.....................................................................         33.0            26.2
                                                                             -------------    ------------
     Total current maturities of long-term debt...........................      $ 638.5          $415.9
                                                                             -------------    ------------
                                                                             -------------    ------------

     On April 3, 1998, Stone Container GmbH, a German subsidiary of Stone, entered into a loan facility agreement with Dresdner Bank AG for 90 million Deutsche Marks at an interest rate equal to LIBOR plus 2 percent. The loan facility expires April 30, 2005. The proceeds from the facility were loaned to Stone and were applied against amounts outstanding on Stone's term loans under its credit agreement.

     On June 16, 1998, Stone issued a notice to redeem all of its outstanding 8 7/8 percent Convertible Senior Subordinated Notes due 2000 (the 'Notes') on July 15, 1998 at a redemption price equal to 101 percent of the principal amount of each Note, plus accrued interest. The $58.4 million of Notes were convertible into shares of common stock at a conversion price of $11.55 per share. All of the Notes were converted in July (prior to the redemption date), resulting in the issuance of 5,060,516 shares of common stock.

     On July 15, 1998, Stone repaid its 12 5/8 percent Senior Notes at maturity with borrowings under its revolving credit facility.

NOTE 11. ADDITIONAL CASH FLOW STATEMENT INFORMATION

     Stone's non-cash investing and financing activities and cash payments (receipts) for interest and income taxes were as follows:

                                                                                        SIX MONTHS ENDED
                                                                                            JUNE 30,
                                                                                        ----------------
                                                                                         1998      1997
                                                                                        ------    ------
                                                                                         (IN MILLIONS)
Decrease in debt due to deconsolidation of affiliate(1)..............................       --    $538.0
Increase in debt due to consolidation of affiliate(2)................................   $ 11.2     264.9
Capital lease obligation incurred....................................................       --       0.9
Issuance of common stock for extinguishment of debt..................................      0.2        --
                                                                                        ------    ------
                                                                                        ------    ------
Cash paid during the periods for:
     Interest (net of capitalization)................................................    218.5     210.9
     Income taxes (net of refunds)...................................................   $ 14.9    $ (1.6)
                                                                                        ------    ------
                                                                                        ------    ------

------------

(1) Decrease due to the sale of a portion of Stone's interest in SVCPI on June 26, 1997. Such amount includes the $264.9 million of debt assumed from CITIC as discussed below.

(2) Increase in 1997 due to the acquisition of CITIC's interest in the Celgar Mill on April 4, 1997.

NOTE 12. COMMITMENTS AND CONTINGENCIES

     On April 6, 1998, a suit was filed against Stone in Los Angeles Superior Court by Chesterfield Investments and DP Investments L.P. (the 'Plaintiffs') alleging that Stone owes them approximately $120 million relating to Stone's purchase of the Plaintiffs' interest in Stone Savannah River Pulp & Paper Corporation ('SSR'). In 1991, Stone purchased from Chesterfield Investment its shares of common stock of SSR for approximately $6 million plus a contingent payment payable in March 1998 based upon the performance of the operations which were contained in SSR. Stone is vigorously disputing the Plaintiffs' calculation of the contingent payment amount.

     In May 1998, four putative class action complaints were filed against the individual directors of Stone, Stone and JSC in the Court of Chancery of the State of Delaware in and for New Castle County. On June 15, 1998, the Court of Chancery signed an order which consolidated the four actions. Now captioned as In re Stone Container Shareholders Litigation, C.A. 16375 (the 'Action'), the Action alleges, among other things, that the directors of Stone violated the fiduciary duties of due care and loyalty that they owed to the public stockholders of Stone because, the Action contends, the directors failed to undertake an appropriate evaluation of Stone's net worth as a merger/acquisition candidate, actively evaluate the proposed transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value for Stone's stockholders. The Action further alleges that Stone's directors failed to make an informed decision and that the stockholders will not receive fair value for their shares of common stock in the Merger, will be largely divested of their right to share in Stone's future growth and development and will be prevented from obtaining fair and adequate consideration for their shares of common stock. The Action requests that the Court of Chancery, among other things, declare that the Action is a proper class action and enjoin the Merger and require that the directors place Stone up for auction and/or conduct a market-check to ascertain Stone's value.

     On August 11, 1998, the parties to the Action entered into a memorandum of understanding setting forth the terms of a proposed settlement of the Action, subject to certain conditions. While Stone, the Stone directors and JSC continue to deny the allegations of the Complaint or that they have breached any duty or engaged in any wrongdoing in connection with the Merger, the defendants have agreed to enter into the proposed settlement to eliminate the burden, expense and uncertainty of litigation. In connection with the proposed settlement, (a) Stone and JSC agreed to provide plaintiffs' counsel with an opportunity to review and comment upon the disclosure to be provided to Stone stockholders in this Proxy Statement/Prospectus, (b) Stone agreed to obtain the Salomon Smith Barney Update Opinion and (c) Stone and JSC agreed, subject to approval by their respective boards of directors, to amend the Merger Agreement to reduce the termination fee payable to Stone or JSC, as the case may be, upon termination of the Merger Agreement in certain circumstances, from $60 million to $50 million. The defendants in the Action agreed not to oppose an application to the Court of Chancery by plaintiffs' counsel for fees and expenses in an amount not to exceed $650,000, which would be paid by Stone. The proposed settlement set forth in the memorandum of understanding is subject to a number of conditions, including discovery by plaintiffs' counsel, approval of the proposed settlement by the Court of Chancery and consummation of the Merger. If the proposed settlement is approved by the Court of Chancery and the other conditions are satisfied, the Court will certify a non-opt out class of Stone stockholders for the period from May 10, 1998 through the Effective Time, the Action will be dismissed with prejudice and Stone, the Stone directors, JSC and their respective officers, directors, employees and agents will receive a release for all claims that were or could have been asserted in the Action.

     Three class action complaints, General Refractories Company v. Stone Container Corporation, Crest Meat Co, Inc. v. Stone Container Corporation, and Albert I. Halper Corrugated Box Co., Inc. v. Stone Container Corporation, have been filed in the United States District Court for the Northern District of Illinois. The suits allege that Stone reached agreements in restraint of trade with other producers of corrugated sheets in violation of Section 1 of the Sherman Antitrust Act, 15 U.S.C. 'SS'1. Stone is the only named defendant, though the suits allege that other unnamed firms participated in the purported restraints of trade, and specifically allege, on information and belief, that Jefferson Smurfit Corporation also participated. The suits seek an unspecified amount of damages arising out of the sale of corrugated sheets for the period October 1, 1993 through March 31, 1995. Under the provisions of the antitrust laws, any award of actual damages would be trebled. Stone moved to dismiss the General Refractories and Crest Meat Co. complaints on August 7, and intends to move to dismiss the Halper complaint as well. Discovery has not yet commenced, and a trial date has not been set. Stone believes it has meritorious defenses to these actions, and intends to vigorously defend itself.


                           ABITIBI-CONSOLIDATED INC.
                               AUDITORS' REPORT


To the Directors of
Abitibi-Consolidated Inc.

     We have audited the consolidated balance sheets of Abitibi-Consolidated Inc. as at December 31, 1997 and 1996 and the consolidated statements of earnings, retained earnings and changes in cash position for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1997 and 1996 and the results of its operations and the changes in its financial position for each of the three years in the period ended December 31, 1997 in accordance with Canadian generally accepted accounting principles.

PRICE WATERHOUSE
Chartered Accountants

January 30, 1998
Montreal, Quebec, Canada




                           ABITIBI-CONSOLIDATED INC.
                             CONSOLIDATED EARNINGS

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                     ----------------------------
                                                                                      1997       1996       1995
                                                                                     ------     ------     ------
                                                                                        (MILLIONS OF CANADIAN
                                                                                      DOLLARS, EXCEPT PER SHARE
                                                                                               AMOUNTS)

Gross sales.......................................................................   $4,166     $4,456     $4,259
Freight expenses..................................................................      419        374        351
                                                                                     ------     ------     ------
Net sales.........................................................................    3,747      4,082      3,908
Cost of sales.....................................................................    3,127      3,072      2,693
Depreciation and amortization.....................................................      325        301        219
Selling, general and administrative expenses......................................      176        185        145
Non-recurring expenses relating to the amalgamation (note 4)......................       77         --         --
Restructuring expenses (note 5)...................................................       10         28          6
                                                                                     ------     ------     ------
Operating profit from continuing operations.......................................       32        496        845
Interest expense on long-term debt................................................      115        113         99
Debt extinguishment costs and write-off of redundant fixed assets relating to the
  amalgamation (note 4)...........................................................       98         --         --
Unusual items (note 6)............................................................       --        (27)        37
Other expense (income), net (note 7)..............................................       --         (6)        --
                                                                                     ------     ------     ------
Earnings (loss) from continuing operations before income taxes....................     (181)       416        709
Recovery of (provision for) income taxes (note 8).................................       49       (154)      (251)
                                                                                     ------     ------     ------
Earnings (loss) from continuing operations........................................     (132)       262        458
Earnings from discontinued operations,
  net of income tax expense of $7 (1996 $4; 1995 $3) (note 13)....................       11          6          5
                                                                                     ------     ------     ------
Net earnings (loss) for the year..................................................   $ (121)    $  268     $  463
                                                                                     ------     ------     ------
                                                                                     ------     ------     ------

PER COMMON SHARE
Earnings (loss) from continuing operations........................................   $(0.68)    $ 1.35     $ 2.89
Net earnings (loss) for the year
     Basic........................................................................    (0.62)      1.39       2.92
     Fully diluted................................................................    (0.62)      1.37       2.62

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (MILLIONS)
     Basic........................................................................    194.0      193.4      156.0
     Fully diluted................................................................    197.5      197.2      179.8
Fully diluted number of common shares outstanding
  at year-end (millions)..........................................................    197.5      197.3      195.1



                           ABITIBI-CONSOLIDATED INC.
                         CONSOLIDATED RETAINED EARNINGS

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                        -------------------------
                                                                                        1997      1996      1995
                                                                                        -----     -----     -----
                                                                                          (MILLIONS OF CANADIAN
                                                                                                DOLLARS)

Retained earnings, beginning of year.................................................   $ 804     $ 572     $ 285
Net earnings (loss) for the year.....................................................    (121)      268       463
Dividends declared...................................................................     (67)      (36)      (25)
Transaction costs of amalgamation,
  net of deferred income tax recoveries of $8........................................     (27)       --        --
Purchase of common shares in excess of average stated capital (note 15(b))...........      --        --      (140)
Unamortized convertible subordinated debenture issue costs,
  net of deferred income tax recoveries of $1........................................      --        --        (3)
Interest on equity element of convertible debentures,
  net of deferred income tax recoveries of $3........................................      --        --        (8)
                                                                                        -----     -----     -----
Retained earnings, end of year.......................................................   $ 589     $ 804     $ 572
                                                                                        -----     -----     -----
                                                                                        -----     -----     -----




                           ABITIBI-CONSOLIDATED INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                                               DECEMBER 31,
                                                                                           ---------------------
                                                                                            1997           1996
                                                                                           ------         ------
                                                                                           (MILLIONS OF CANADIAN
                                                                                                 DOLLARS)

                                      ASSETS
Current assets
Cash and deposits..................................................................        $   46         $   76
Accounts receivable (note 9).......................................................           481            529
Inventories (note 10)..............................................................           417            497
Prepaid expenses...................................................................            28             30
Current assets of discontinued operations (note 13)................................           232            156
                                                                                           ------         ------
                                                                                            1,204          1,288
Fixed assets (note 11).............................................................         4,104          4,016
Investments and other assets (note 12).............................................            43             84
Deferred pension cost..............................................................           170            181
Goodwill...........................................................................           733            755
Non-current assets of discontinued operations (note 13)............................            41             44
                                                                                           ------         ------
                                                                                           $6,295         $6,368
                                                                                           ------         ------
                                                                                           ------         ------
                                    LIABILITIES
CURRENT LIABILITIES
Bank indebtedness..................................................................        $   --         $   15
Accounts payable and accrued liabilities
     Continuing operations.........................................................           663            668
     Discontinued operations.......................................................            92             72
Dividends payable..................................................................            19              9
Current portion of long-term debt
     Recourse (note 14(a)).........................................................            90            130
     Non-recourse (note 14(b)).....................................................            17             22
Preferred shares (note 15(c))......................................................            --             10
                                                                                           ------         ------
                                                                                              881            926
LONG-TERM DEBT
     Recourse (note 14(a)).........................................................         1,338          1,147
     Non-recourse (note 14(b)).....................................................           294            249
Deferred income taxes..............................................................           594            647
                                                                                           ------         ------
                                                                                            3,107          2,969
                               SHAREHOLDERS' EQUITY
Common shares (note 15(b)).........................................................         2,599          2,595
Retained earnings..................................................................           589            804
                                                                                           ------         ------
                                                                                            3,188          3,399
                                                                                           ------         ------
                                                                                           $6,295         $6,368
                                                                                           ------         ------
                                                                                           ------         ------

------------

Approved by the Board

James Doughan                  Ronald Y. Oberlander                  John Tory
  Director                     Director                              Director




                           ABITIBI-CONSOLIDATED INC.
                     CHANGES IN CONSOLIDATED CASH POSITION

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                        --------------------------
                                                                                         1997      1996      1995
                                                                                        ------    ------    ------
                                                                                          (MILLIONS OF CANADIAN
                                                                                                 DOLLARS)

CONTINUING OPERATING ACTIVITIES
Earnings (loss) from continuing operations...........................................   $ (132)   $  262    $  458
Depreciation.........................................................................      304       279       203
Goodwill amortization................................................................       21        22        16
Provision for (recovery of) deferred income taxes....................................      (55)      124       245
Non-recurring expenses relating to the amalgamation..................................      115        --        --
Restructuring expenses...............................................................       10        28        --
Other non-cash items.................................................................        5        (6)       17
                                                                                        ------    ------    ------
                                                                                           268       709       939
Changes in non-cash operating working capital components of continuing operations....      123       (93)      (96)
                                                                                        ------    ------    ------
Cash generated by continuing operating activities....................................      391       616       843
                                                                                        ------    ------    ------
FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Increase in long-term debt and bank indebtedness.....................................    1,502       483       392
Repayment of long-term debt and bank indebtedness....................................   (1,373)     (393)     (152)
Transaction costs of amalgamation....................................................      (35)       --        --
Issuance of common shares on conversion of convertible debentures and on
  acquisition........................................................................       --        25       802
Purchase of common shares for cancellation...........................................       --        --      (194)
Issuance of redeemable preferred shares on acquisition...............................       --        --       500
Preferred shares redeemed and canceled...............................................      (10)     (100)     (401)
Retirement of convertible debentures.................................................       --       (24)     (626)
Other................................................................................        7        (1)      (12)
                                                                                        ------    ------    ------
Cash generated by (used in) financing activities of continuing operations............       91       (10)      309
                                                                                        ------    ------    ------
INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Additions to fixed assets............................................................     (437)     (670)     (597)
Acquisition (note 3).................................................................       --        --      (731)
Decrease in investments and other assets.............................................       24        12         5
                                                                                        ------    ------    ------
Cash used in investing activities of continuing operations...........................     (413)     (658)   (1,323)
                                                                                        ------    ------    ------
DIVIDENDS PAID TO COMMON SHAREHOLDERS................................................      (57)      (36)      (16)
                                                                                        ------    ------    ------
CASH GENERATED BY (USED IN) CONTINUING OPERATIONS....................................       12       (88)     (187)
Cash used in discontinued operations.................................................      (42)      (24)       --
                                                                                        ------    ------    ------
DECREASE IN CASH DURING THE YEAR.....................................................      (30)     (112)     (187)
CASH AND DEPOSITS, BEGINNING OF YEAR.................................................       76       188       375
                                                                                        ------    ------    ------
CASH AND DEPOSITS, END OF YEAR.......................................................   $   46    $   76    $  188
                                                                                        ------    ------    ------
                                                                                        ------    ------    ------



                           ABITIBI-CONSOLIDATED INC.
                       CONSOLIDATED BUSINESS SEGMENTS(1)

                                                           YEAR ENDED DECEMBER 31
                       ----------------------------------------------------------------------------------------------
                                                                                                NON-
                                                               SELLING,                       RECURRING
                                                             GENERAL AND     DEPRECIATION        AND
                                                   GROSS    ADMINISTRATIVE       AND        RESTRUCTURING   OPERATING
                       NET SALES   COST OF SALES   PROFIT      EXPENSES      AMORTIZATION     EXPENSES       PROFIT
                       ---------   -------------   ------   --------------   ------------   -------------   ---------
                                                       (MILLIONS OF CANADIAN DOLLARS)
                       ----------------------------------------------------------------------------------------------

1997
Newsprint............   $ 1,830       $ 1,511      $  319        $119            $195            $--          $   5
Value-added
 groundwood paper....     1,139           904         235          54             118             10             53
Non-recurring
 expenses relating to
 the amalgamation....        --            --          --          --              --             77            (77)
                                                                                                  --
                       ---------        -----      ------         ---             ---                           ---
Total Paper(1)&(2)...     2,969         2,415         554         173             313             87            (19)
Kraft pulp(1)........        73            65           8           3               3             --              2
Lumber(5)............       170           127          43           7               9             --             27
Newsprint purchased
 and resold and
commissions(3)&(4)...       535           520          15          (7)(6)          --             --             22
                                                                                                  --
                       ---------        -----      ------         ---             ---                           ---
                        $ 3,747       $ 3,127      $  620        $176            $325            $87          $  32
                                                                                                  --
                                                                                                  --
                       ---------        -----      ------         ---             ---                           ---
                       ---------        -----      ------         ---             ---                           ---
1996
Newsprint............   $ 1,950       $ 1,394      $  556        $117            $182            $15          $ 242
Value-added
 groundwood paper....     1,237           841         396          65             108             13            210
                                                                                                  --
                       ---------        -----      ------         ---             ---                           ---
Total Paper(1)&(2)...     3,187         2,235         952         182             290             28            452
Kraft pulp(1)........        61            58           3           4               3             --             (4)
Lumber(5)............       131            95          36           2               8             --             26
Newsprint purchased
 and resold and
commissions(3)&(4)...       703           684          19         (3)(6)           --             --             22
                                                                                                  --
                       ---------        -----      ------         ---             ---                           ---
                        $ 4,082       $ 3,072      $1,010        $185            $301            $28          $ 496
                                                                                                  --
                                                                                                  --
                       ---------        -----      ------         ---             ---                           ---
                       ---------        -----      ------         ---             ---                           ---
1995
Newsprint............   $ 2,079       $ 1,321      $  758        $ 93            $133            $ 4          $ 528
Value-added
 groundwood paper....     1,175           761         414          56              82              2            274
                                                                                                  --
                       ---------        -----      ------         ---             ---                           ---
Total Paper(1)&(2)...     3,254         2,082       1,172         149             215              6            802
Kraft pulp(1)........        16             7           9           1              --             --              8
Lumber(5)............        67            50          17           2               4             --             11
Newsprint purchased
 and resold and
commissions(3)&(4)...       571           554          17          (7)(6)          --             --             24
                                                                                                  --
                       ---------        -----      ------         ---             ---                           ---
                        $ 3,908       $ 2,693      $1,215        $145            $219            $ 6          $ 845
                                                                                                  --
                                                                                                  --
                       ---------        -----      ------         ---             ---                           ---
                       ---------        -----      ------         ---             ---                           ---

                                       YEAR ENDED DECEMBER 31
                       -----------------------------------------------------

                         PAPER                   FIXED ASSET
                       PRODUCTION  PAPER SALES   ADDITIONS(7)   TOTAL ASSETS
                       ----------  -----------   ------------   ------------
                                                        (MILLIONS OF
                          (000S OF TONNES)            CANADIAN DOLLARS)
                       -----------------------   ---------------------------
1997
Newsprint............     2,756       2,825          $243          $3,583
Value-added
 groundwood paper....     1,306       1,340           168           2,127
Non-recurring
 expenses relating to
 the amalgamation....

                            ---         ---           ---           -----
Total Paper(1)&(2)...     4,062       4,165           411           5,710
Kraft pulp(1)........       120         115             7              86
Lumber(5)............                                  19             201
Newsprint purchased
 and resold and
commissions(3)&(4)...       726         728            --              25

                            ---         ---           ---           -----
                          4,908       5,008          $437          $6,022

                            ---         ---           ---           -----
                            ---         ---           ---           -----
1996
Newsprint............     2,450       2,444          $342          $3,616
Value-added
 groundwood paper....     1,334       1,211           286           2,314

                            ---         ---           ---           -----
Total Paper(1)&(2)...     3,784       3,655           628           5,930
Kraft pulp(1)........        89         110             5              85
Lumber(5)............                                  37             134
Newsprint purchased
 and resold and
commissions(3)&(4)...       688         690            --              19

                            ---         ---           ---           -----
                          4,561       4,455          $670          $6,168

                            ---         ---           ---           -----
                            ---         ---           ---           -----
1995
Newsprint............     2,418       2,443
Value-added
 groundwood paper....     1,197       1,129

                            ---         ---
Total Paper(1)&(2)...     3,615       3,572
Kraft pulp(1)........        20          14
Lumber(5)............
Newsprint purchased
 and resold and
commissions(3)&(4)...       370         365

                            ---         ---
                          4,005       3,951

                            ---         ---
                            ---         ---

------------

(1) On November 1, 1995, the Company acquired Rainy River Forest Products Inc. (see note 3) increasing annual newsprint, value-added paper and kraft pulp capacity by 870,000 tonnes.

(2) The Paper Business consists of the Company's 16 wholly-owned paper mills and 50% of the Company's two newsprint joint venture mills.

(3) The Newsprint purchased and resold and commissions business segment consists of sales of the Company's joint venture partners' share of production of the newsprint joint venture mills and as of November 1, 1995 the 387,000 tonnes of newsprint from Boise Cascade's DeRidder, Louisiana mill. Also included are commissions received on sales of 160,000 (1996 -- 154,000;
    1995 -- 171,000) tonnes of newsprint for the Pine Falls Paper Company and 245,000 (1996 -- 260,000; 1995 -- 282,000) tonnes of newsprint sold for
    Stone Container Corporation's Snowflake, Arizona mill.

(4) In 1995 and 1996, this business segment also included the Company's lumber and panelboard brokerage operations which was discontinued in the third quarter of 1996. Sales for lumber and panelboard were $373 million and $504 million in 1996 and 1995, respectively. Operating profit related to lumber and panelboard brokerage was $2 million and $9 million in 1996 and 1995, respectively.

(5) In 1997, Lumber production was 439 million board feet (1996 -- 332 million; 1995 -- 237 million). In 1997, Lumber sales were 410 million board feet (1996 -- 327 million; 1995 -- 213 million).

(6) Selling, general and administrative expenses include commission income of $12 million (1996 -- $14 million; 1995 -- $15 million).

(7) Fixed asset additions include adjustments for amounts in accounts payable and accrued liabilities related to capital expenditures.



                           ABITIBI-CONSOLIDATED INC.
                       CONSOLIDATED BUSINESS SEGMENTS(1)

                                                         YEAR ENDED DECEMBER 31
                     ----------------------------------------------------------------------------------------------
                                                                                              NON-
                                                             SELLING,                       RECURRING
                                                           GENERAL AND     DEPRECIATION        AND
                                                 GROSS    ADMINISTRATIVE       AND        RESTRUCTURING   OPERATING
                     NET SALES   COST OF SALES   PROFIT      EXPENSES      AMORTIZATION     EXPENSES       PROFIT
                     ---------   -------------   ------   --------------   ------------   -------------   ---------
                                                     (MILLIONS OF CANADIAN DOLLARS)

1997
Canada.............   $   325       $   256      $   69        $ 17            $ 29            $ 1          $  22
U.S.A..............     2,577         2,164         413         113             215              8             77
International(2)...       845           707         138          46              81              1             10
Non-recurring
 expenses relating
 to the
 amalgamation......        --            --          --          --              --             77            (77)
                                                                                                --
                     ---------        -----      ------         ---             ---                           ---
                      $ 3,747       $ 3,127      $  620        $176            $325            $87          $  32
                                                                                                --
                                                                                                --
                     ---------        -----      ------         ---             ---                           ---
                     ---------        -----      ------         ---             ---                           ---
1996
Canada.............   $   361       $   251      $  110        $ 18            $ 31            $ 3          $  58
U.S.A..............     3,043         2,310         733         133             216             20            364
International(2)...       678           511         167          34              54              5             74
                                                                                                --
                     ---------        -----      ------         ---             ---                           ---
                      $ 4,082       $ 3,072      $1,010        $185            $301            $28          $ 496
                                                                                                --
                                                                                                --
                     ---------        -----      ------         ---             ---                           ---
                     ---------        -----      ------         ---             ---                           ---
1995
Canada.............   $   462       $   299      $  163        $ 20            $ 30            $ 1          $ 112
U.S.A..............     2,779         1,944         835          99             150              4            582
International(2)...       667           450         217          26              39              1            151
                                                                                                --
                     ---------        -----      ------         ---             ---                           ---
                      $ 3,908       $ 2,693      $1,215        $145            $219            $ 6          $ 845
                                                                                                --
                                                                                                --
                     ---------        -----      ------         ---             ---                           ---
                     ---------        -----      ------         ---             ---                           ---

                                      YEAR ENDED DECEMBER 31
                      ---------------------------------------------------------

                          PAPER                    FIXED ASSET
                      PRODUCTION(3)  PAPER SALES   ADDITIONS(4)   TOTAL ASSETS
                      -------------  -----------   ------------   ------------
                           (000S OF TONNES)             CANADIAN DOLLARS)
1997
Canada.............        3,438          302          $ 43          $  549
U.S.A..............        1,222        3,454           291           3,988
International(2)...          248        1,252           103           1,485
Non-recurring
 expenses relating
 to the
 amalgamation......

                             ---          ---           ---           -----
                           4,908        5,008          $437          $6,022

                             ---          ---           ---           -----
                             ---          ---           ---           -----
1996
Canada.............        3,188          249          $ 78          $  642
U.S.A..............        1,133        2,950           483           4,450
International(2)...          240        1,256           109           1,094

                             ---          ---           ---           -----
                           4,561        4,455          $670          $6,168

                             ---          ---           ---           -----
                             ---          ---           ---           -----
1995
Canada.............        3,051          354
U.S.A..............          707        2,514
International(2)...          247        1,083

                             ---          ---
                           4,005        3,951

                             ---          ---
                             ---          ---

------------

(1) Geographic segments reflect the ultimate sales destination for the products. Sales and cost of sales by manufacturing location are as follows:

                                               1997                          1996                          1995
                                    --------------------------    --------------------------    --------------------------
                                    NET SALES    COST OF SALES    NET SALES    COST OF SALES    NET SALES    COST OF SALES
                                    ---------    -------------    ---------    -------------    ---------    -------------

Canada...........................    $ 2,656        $ 2,115        $ 2,909        $ 2,074        $ 3,054        $ 1,922
U.S.A............................        875            837            927            821            620            562
International....................        216            175            246            177            234            209
                                    ---------    -------------    ---------    -------------    ---------    -------------
                                     $ 3,747        $ 3,127        $ 4,082        $ 3,072        $ 3,908        $ 2,693
                                    ---------    -------------    ---------    -------------    ---------    -------------
                                    ---------    -------------    ---------    -------------    ---------    -------------

(2) International markets consist of all markets outside Canada and the United States.

(3) All of the Company's production of lumber occurs in Canada. In 1997, 43% (1996 -- 55%; 1995 -- 48%) of lumber was sold in the United States and 57% (1996 -- 45%; 1995 -- 52%) was sold in Canada.

(4) Fixed asset additions include adjustments for amounts in accounts payable and accrued liabilities related to capital expenditures.


                           ABITIBI-CONSOLIDATED INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996, AND 1995
               (Tabular amounts in millions of Canadian dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These financial statements are not intended to provide disclosures which would typically be found in financial statements prepared in accordance with United States generally accepted accounting principles (U.S.
GAAP). Form 40-F, filed with the United States Securities and Exchange Commission, includes a description of the differences between Canadian GAAP and U.S. GAAP as they apply to Abitibi-Consolidated Inc.

     (a) Basis of presentation

     The amalgamation of Abitibi-Price Inc. (Abitibi-Price) and Stone-Consolidated Corporation (Stone-Consolidated) was approved by the shareholders of the companies effective May 30, 1997. On amalgamation each common share of Abitibi-Price was exchanged for one common share of Abitibi-Consolidated Inc. and each common share of Stone-Consolidated was exchanged for
1.0062 common shares of Abitibi-Consolidated Inc. All common share numbers have been restated to reflect this share exchange ratio. In these financial statements the amalgamation has been accounted for as a pooling of interests and, as a result, the consolidated balance sheets, statements of earnings, retained earnings and changes in cash position have been prepared as though Abitibi-Price and Stone-Consolidated had been combined since their inception. Under this method, the assets and liabilities have been recorded at historical carrying values and the earnings of Abitibi-Consolidated Inc. are comprised of the earnings of Abitibi-Price and Stone-Consolidated.

     The net assets of each combining company as at May 30, 1997 were as follows:

                                                                                                  STONE-
                                                                              ABITIBI-PRICE    CONSOLIDATED
                                                                              -------------    ------------

Total assets...............................................................      $ 2,610          $3,924
Total liabilities..........................................................        1,552           1,685
                                                                              -------------    ------------
Net assets.................................................................      $ 1,058          $2,239
                                                                              -------------    ------------
                                                                              -------------    ------------

     The net sales and losses of each combining company for the period January 1, 1997 to May 30, 1997 were as follows:

                                                                                                  STONE-
                                                                              ABITIBI-PRICE    CONSOLIDATED
                                                                              -------------    ------------

Total sales................................................................       $ 973            $781
Net loss...................................................................          30              70

     Upon amalgamation, the issued, and then outstanding, common shares of Abitibi-Consolidated Inc. totaled 193.9 million of which approximately 46% were held by the former shareholders of Abitibi-Price and approximately 54% were held by the former shareholders of Stone-Consolidated. The quoted market value of these shares, on the first trading day after amalgamation, was $4.8 billion.

     These financial statements consolidate the accounts of Abitibi-Consolidated Inc., its subsidiary companies, Abitibi-Consolidated Inc.'s proportionate interest in its U.S. joint venture partnerships comprising Augusta Newsprint Company (Augusta) -- 50%, Alabama River Newsprint Company (Alabama) -- 50% and Alabama River Recycling Company (Alabama Recycling) -- 50%, Voyageur Panel Limited -- 21%, Star Lake Hydro Partnership -- 51% and Abitibi-Consolidated Inc.'s investments in joint venture sawmills in Quebec.



                           ABITIBI-CONSOLIDATED INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                       DECEMBER 31, 1997, 1996, AND 1995
               (Tabular amounts in millions of Canadian dollars)

     (b) Use of estimates

     The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses for the reported period. Actual results could differ from those estimates.

     (c) Translation of foreign currencies

     Assets and liabilities denominated in foreign currencies are translated at year end exchange rates. Revenues and expenses are translated at prevailing market rates.

     The net U.S. dollar assets of self-sustaining joint ventures and subsidiaries hedge a portion of Abitibi-Consolidated Inc.'s U.S. dollar debt. Any remaining U.S. dollar debt, is generally hedged by future U.S. dollar revenue. Exchange gains or losses on U.S. dollar debt, hedged by future revenue, are deferred and included in earnings in the period that the revenue is earned.

     Realized gains and losses on option and forward exchange rate contracts that hedge anticipated revenues are included in earnings when the revenue is earned. Option and forward exchange rate contracts that do not provide an effective hedge are recorded at market value and any gains or losses (realized or unrealized) are included in earnings.

     (d) Inventories

     Inventories are valued at the lower of average cost and net recoverable amount. Cost is calculated using the absorption cost method including depreciation.

     (e) Fixed assets and depreciation

     Fixed assets are recorded at cost, including capitalized interest and preproduction costs. Investment tax credits and government capital grants received reduce the cost of the related fixed assets.

     Depreciation is provided at rates which amortize the fixed asset cost over the productive life of the asset. The principal fixed asset category is production equipment which is generally depreciated over 20 years on a straight-line basis.

     (f) Environmental costs

     Environmental expenditures that continue to benefit Abitibi-Consolidated Inc. are recorded at cost and capitalized as part of fixed assets. Depreciation is charged to income over the estimated future benefit period of the asset. Environmental expenditures that do not provide a benefit to Abitibi-Consolidated Inc. in future periods are expensed as incurred.

     (g) Investments

     Long-term investments are recorded at the lower of cost and net recoverable amount.

     (h) Pension costs

     Earnings are charged with the cost of pension benefits earned by employees as services are rendered. Pension expense is determined using management's best estimates of expected investment yields, wage and salary escalation, mortality rates, terminations and retirement ages. Adjustments arising from pension plan amendments, experience gains and losses, and assumption changes are amortized to earnings over the average remaining service lives of the members.

     Any difference between pension expense (determined on an accounting basis) and funding (as required by regulatory authorities) gives rise to deferred pension costs.

     Employee post-retirement costs are expensed on a 'pay-as-you-go' basis.

     (i) Goodwill

     Goodwill is recorded at the lower of book value and net recoverable amount and is amortized over its estimated period of future benefit -- generally 40 years. Any impairment in value is recorded in earnings when it is identified based on management's projected undiscounted future cash flows from the related operations.

     (j) Income taxes

     Income taxes are recorded by the deferral method of accounting using historical income tax rates. Deferred income taxes result from differences in the timing of income and expense recognition for accounting and tax purposes.

     (k) Research and development costs

     Research costs are expensed as incurred. Development costs for technically and commercially feasible products or processes which management intends to produce and market and/or use are deferred until commercial use begins. At that time, these costs are charged to earnings over the estimated commercial life of the product or process. In 1997, the Company expensed $11 million (1996 $12 million; 1995 $8 million) of these costs.

2. NEWSPRINT JOINT VENTURES

     Abitibi-Consolidated Inc.'s investments in newsprint joint ventures are accounted for using the proportionate consolidation method.

     Abitibi-Consolidated Inc.'s results of operations, changes in cash position and financial position include the impact of the joint ventures as follows:

                                                1997                                      1996
                               ---------------------------------------   ---------------------------------------
                                                         PROPORTIONATE                             PROPORTIONATE
                                 EQUITY                   ACCOUNTING       EQUITY                   ACCOUNTING
                               ACCOUNTING                  FOR JOINT     ACCOUNTING                  FOR JOINT
                               FOR JOINT     INCREASE     VENTURES AS    FOR JOINT     INCREASE     VENTURES AS
                                VENTURES    (DECREASE)     REPORTED       VENTURES    (DECREASE)     REPORTED
                               ----------   ----------   -------------   ----------   ----------   -------------

CONSOLIDATED EARNINGS
  STATEMENTS FROM CONTINUING
  OPERATIONS
Net sales....................    $3,747       $   --        $ 3,747        $4,082       $   --        $ 4,082
Operating profit.............        (3)          35             32           433           63            496
Income from joint ventures...         9           (9)            --            38          (38)            --
Interest expense.............       (89)         (26)          (115)          (88)         (25)          (113)
Amalgamation costs...........       (98)          --            (98)           --           --             --
Unusual items and other
  income and expense, net....        --           --             --            33           --             33
Earnings (loss) before income
  taxes......................      (181)          --           (181)          416           --            416
Net earnings (loss) from
  continuing operations......      (132)          --           (132)          262           --            262

CHANGES IN CONSOLIDATED CASH
  POSITION FROM CONTINUING
  OPERATIONS
Operating activities.........    $  362       $   29        $   391        $  542       $   74        $   616
Financing activities.........       113          (22)            91            87          (97)           (10)
Investing activities.........      (406)          (7)          (413)         (651)          (7)          (658)
Dividends paid...............       (57)          --            (57)          (36)          --            (36)
                               ----------      -----         ------      ----------      -----         ------
Cash generated by (used in)
  continuing operations......    $   12       $   --        $    12        $  (58)      $  (30)       $   (88)
                               ----------      -----         ------      ----------      -----         ------
                               ----------      -----         ------      ----------      -----         ------

CONSOLIDATED BALANCE SHEETS
Current assets...............    $1,184       $   20        $ 1,204        $1,268       $   20        $ 1,288
Fixed assets.................     3,734          370          4,104         3,645          371          4,016
Investments in joint
  ventures...................       103         (103)            --           131         (131)            --
Deferred pension cost........       176           (6)           170           187           (6)           181
Other assets.................       807           10            817           872           11            883
                               ----------      -----         ------      ----------      -----         ------
    Total assets.............    $6,004       $  291        $ 6,295        $6,103       $  265        $ 6,368
                               ----------      -----         ------      ----------      -----         ------
                               ----------      -----         ------      ----------      -----         ------

Current liabilities..........    $  863       $   18        $   881        $  903       $   23        $   926
Long-term debt:
    Recourse.................     1,338           --          1,338         1,147           --          1,147
    Non-recourse.............        21          273            294             7          242            249
Deferred income taxes........       594           --            594           647           --            647
Shareholders' equity.........     3,188           --          3,188         3,399           --          3,399
                               ----------      -----         ------      ----------      -----         ------
TOTAL LIABILITIES AND
  EQUITY.....................    $6,004       $  291        $ 6,295        $6,103       $  265        $ 6,368
                               ----------      -----         ------      ----------      -----         ------
                               ----------      -----         ------      ----------      -----         ------

                                                 1995
                                --------------------------------------
                                                         PROPORTIONATE
                                  EQUITY                  ACCOUNTING
                                ACCOUNTING                 FOR JOINT
                                FOR JOINT    INCREASE     VENTURES AS
                                 VENTURES   (DECREASE)     REPORTED
                                ----------  ----------   -------------
CONSOLIDATED EARNINGS
  STATEMENTS FROM CONTINUING
  OPERATIONS
Net sales....................   $   3,908      $ --         $ 3,908
Operating profit.............         769        76             845
Income from joint ventures...          45       (45)             --
Interest expense.............         (67 )     (32)            (99)
Amalgamation costs...........          --        --              --
Unusual items and other
  income and expense, net....         (38 )       1             (37)
Earnings (loss) before income
  taxes......................         709        --             709
Net earnings (loss) from
  continuing operations......         458        --             458
CHANGES IN CONSOLIDATED CASH
  POSITION FROM CONTINUING
  OPERATIONS
Operating activities.........   $     778      $ 65         $   843
Financing activities.........         348       (39)            309
Investing activities.........      (1,313 )     (10)         (1,323)
Dividends paid...............         (16 )      --             (16)
                                ----------      ---      -------------
Cash generated by (used in)
  continuing operations......   $    (203 )    $ 16         $  (187)
                                ----------      ---      -------------
                                ----------      ---      -------------

3. ACQUISITION

     Rainy River Forest Products Inc.

     On November 1, 1995, Abitibi-Consolidated Inc. acquired and subsequently amalgamated with Rainy River Forest Products Inc. (Rainy River). Rainy River was a manufacturer and marketer of newsprint, value-added groundwood papers and kraft pulp. It owned and operated three integrated pulp and paper mills located in Kenora and Fort Frances, Ontario and West Tacoma, Washington (U.S.A.).

     The purchase method was used to account for the business combination and the results of operations of Rainy River are included from the date of acquisition. The allocation of the purchase price was as follows:

ASSETS ACQUIRED
Working capital................................................................................   $   94
Fixed assets...................................................................................      844
Goodwill.......................................................................................      292
Other..........................................................................................       17
                                                                                                  ------
                                                                                                  $1,247
                                                                                                  ------
                                                                                                  ------
LIABILITIES ASSUMED
Long-term debt.................................................................................   $  148
Deferred income taxes..........................................................................       99
Convertible subordinated debentures............................................................      269
                                                                                                  ------
                                                                                                     516
                                                                                                  ------
               Net assets acquired at fair value...............................................   $  731
                                                                                                  ------
                                                                                                  ------
CONSIDERATION
Issuance of 11.9 million common shares.........................................................   $  216
Issuance of 23.2 million cumulative preferred shares with an 8% dividend rate per annum........      500
Cash...........................................................................................       15
                                                                                                  ------
                                                                                                  $  731
                                                                                                  ------
                                                                                                  ------

4. AMALGAMATION COSTS

Charges of $175 million relating to the amalgamation were expensed in 1997 as follows:

Employee severance and related expenses.......................................................   $ 35
Moving expenses...............................................................................     14
Pension plan settlement expense...............................................................     15
Other.........................................................................................     13
                                                                                                 ----
                                                                                                   77
                                                                                                 ----
Debt extinguishment costs.....................................................................     59
Write-off of redundant fixed assets...........................................................     39
                                                                                                 ----
                                                                                                   98
                                                                                                 ----
                                                                                                 $175
                                                                                                 ----
                                                                                                 ----


5. RESTRUCTURING EXPENSES

                                                                                      1997            1996            1995
                                                                                   -----------    ------------    ------------

Machine closure at the Kenogami mill............................................   $        10    $         --    $         --
Thermo-mechanical pulping conversions...........................................            --              28              --
Relocation of inside sales and customer service offices.........................            --              --               6
                                                                                         -----          ------          ------
                                                                                   $        10    $         28    $          6
                                                                                         -----          ------          ------
                                                                                         -----          ------          ------

     In 1997, Abitibi-Consolidated Inc. incurred one-time restructuring charges on the closure of a paper machine at the Kenogami mill, which consisted of $2 million for the write-off of a paper machine and $8 million for employee severance and retraining.

     In 1996, Abitibi-Consolidated Inc. incurred one-time restructuring charges on the start-up of two thermo-mechanical pulping plants, which consisted of $19 million for the write-off of redundant fixed assets and $9 million for employee severance.

6. UNUSUAL ITEMS

                                                                                       1997         1996          1995
                                                                                   ------------    -------    ------------

Net proceeds from insurance claims relating to assets destroyed by flooding at
  the Kenogami mill and hydro plant and Port Alfred mill........................   $         --    $   (27)      $      --
Gain on sale of Thunder Bay, Ontario newsprint mill.............................             --         --              (4)
Redemption expenses.............................................................             --         --              41
                                                                                         ------    -------          ------
                                                                                   $         --    $   (27)      $      37
                                                                                         ------    -------          ------
                                                                                         ------    -------          ------

     The redemption expenses of $41 million, in 1995, consist primarily of $37 million for early debt repayment.

7. OTHER EXPENSE (INCOME), NET

                                                                                 1997           1996            1995
                                                                             ------------      -------      ------------

Interest income...........................................................   $        (13)     $   (14)        $     (24)
Discounts on sales of accounts receivable (note 9)........................              6           11                13
Other.....................................................................              7           (3)               11
                                                                                   ------      -------            ------
                                                                             $         --      $    (6)        $      --
                                                                                   ------      -------            ------
                                                                                   ------      -------            ------

8. INCOME TAXES

     Abitibi-Consolidated Inc.'s recovery of (provision for) income taxes and effective income tax rates are:

                                                                           1997       1996       1995
                                                                           -----      -----      -----

Earnings (loss) from continuing operations before income taxes..........   $(181)     $ 416      $ 709
Recovery of (provision for) income taxes................................      49       (154)      (251)
Effective income tax rate...............................................      27%        37%        35%

     RECONCILIATION TO STATUTORY TAX RATE:

                                                                      1997      1996      1995
                                                                      ----      ----      ----

Average combined Canadian federal/provincial income tax rate.......    39%       39%       38%
Manufacturing and processing allowances............................    (7)       (4)       (6)
Non-deductible goodwill amortization...............................    (5)        2         1
Canadian large corporations tax....................................    (5)        2         1
Difference in tax rates for foreign subsidiaries...................     2        --         1
Other..............................................................     3        (2)       --
                                                                      ----      ----      ----
Effective income tax rate..........................................    27%       37%       35%
                                                                      ----      ----      ----
                                                                      ----      ----      ----

     At December 31, 1997, Abitibi-Consolidated Inc.'s U.S. and Canadian operations had $404 million in tax loss carry-forwards which are available to reduce taxable income in future years and expire between 2004 and 2009. Also, at December 31, 1997, Abitibi-Consolidated Inc.'s U.K. subsidiaries had $65 million in tax loss carry-forwards which are available to reduce taxable income indefinitely. The benefits of these non-capital tax loss carry-forwards were recorded in earnings in the years incurred.

9. ACCOUNTS RECEIVABLE

     Abitibi-Consolidated Inc. had an ongoing program to sell accounts receivable, with minimal recourse, to major banks pursuant to sale agreements. Abitibi-Consolidated Inc. acted as a service agent and administered the collection of the accounts receivable sold pursuant to these agreements. These agreements were terminated when Abitibi-Consolidated Inc. refinanced its debt on amalgamation in May 1997. In December 1997, Abitibi-Consolidated Inc. resumed the practice of selling trade accounts receivable to a major bank and these proceeds were used to repay long-term debt. At December 31, 1997, Abitibi-Consolidated Inc. had sold $287 million (1996 -- $174 million) of accounts receivable to major banks. The maximum credit risk exposure to Abitibi-Consolidated Inc. at December 31, 1997 was $17 million (1996 -- $13 million).

10. INVENTORIES

                                                                                 1997    1996
                                                                                 ----    ----

Finished goods................................................................   $134    $211
Materials and supplies........................................................    200     194
Pulpwood......................................................................     83      92
                                                                                 ----    ----
                                                                                 $417    $497
                                                                                 ----    ----
                                                                                 ----    ----

11. FIXED ASSETS

                                                         1997                                  1996
                                          ----------------------------------    ----------------------------------
                                                    ACCUMULATED     NET BOOK              ACCUMULATED     NET BOOK
                                           COST     DEPRECIATION     VALUE       COST     DEPRECIATION     VALUE
                                          ------    ------------    --------    ------    ------------    --------

Property, plant and equipment..........   $6,281       $2,226        $4,055     $5,900       $1,931        $3,969
Timberlands............................       74           25            49         77           30            47
                                          ------    ------------    --------    ------    ------------    --------
                                          $6,355       $2,251        $4,104     $5,977       $1,961        $4,016
                                          ------    ------------    --------    ------    ------------    --------
                                          ------    ------------    --------    ------    ------------    --------

     During the year, $7 million (1996 -- $17 million; 1995 -- $18 million) of interest was capitalized to fixed assets. In addition, Abitibi-Consolidated Inc. recorded $1 million (1996 -- $6 million) of investment tax credits that reduced the cost of the related fixed assets.

12. INVESTMENTS AND OTHER ASSETS

                                                                                                1997        1996
                                                                                                ----        ----
Pine Falls Paper Company Limited
     Subordinated $37 million debenture maturing in 2004, accruing 10% simple interest to
      2000, and 17% semi-annual compound interest payable thereafter; repaid in 1997.....        $--         $27
Unamortization portion of debt financing costs...........................................         14          29
Exchange loss on long-term debt hedged by future revenue and other.......................         29          28
                                                                                                 ---         ---
                                                                                                 $43         $84
                                                                                                 ---         ---
                                                                                                 ---         ---

13. DISCONTINUED OPERATIONS

     In December 1997, Abitibi-Consolidated Inc. decided to sell its Office Products Division. Abitibi-Consolidated Inc. subsequently signed a letter of intent to sell its U.S. and Mexican operations for U.S.$110 million. This transaction is expected to be completed in the first half of 1998. Net proceeds on the disposition of this Division are expected to exceed net book value and any gain will be recorded when realized.

     Accordingly, Abitibi-Consolidated Inc.'s Office Products Division has been classified as discontinued operations. The following amounts related to the Office Products Division have been included in these financial statements:

                                                                                           1997    1996
                                                                                           ----    ----

Cash....................................................................................   $ 15    $ 11
Accounts receivable.....................................................................    111      51
Inventories.............................................................................    104      93
Prepaid expenses........................................................................      2       1
                                                                                           ----    ----
Current assets of discontinued operations...............................................   $232    $156
                                                                                           ----    ----
                                                                                           ----    ----
Fixed and other assets..................................................................   $ 11    $ 13
Goodwill................................................................................     30      31
                                                                                           ----    ----
Non-current assets of discontinued operations...........................................   $ 41    $ 44
                                                                                           ----    ----
Sales...................................................................................   $817    $647
                                                                                           ----    ----
                                                                                           ----    ----

     Effective July 1, 1996, Abitibi-Consolidated Inc. acquired all of the outstanding shares of Tenex Data Corporation (Tenex), of Toronto, Ontario, a distributor of computer supplies and data storage products and a paper converter, for cash consideration of $22 million. The purchase method was used to account for the business combination and the results of operations of Tenex are included in discontinued operations from the date of acquisition.

14. LONG-TERM DEBT

     (a) Recourse

     The debt described below has recourse to specific assets or the general credit of Abitibi-Consolidated Inc. and consists of:

                                                                             1997       1996
                                                                            ------     ------

Term credit facilities:
     5-year $800 million revolving facility bearing interest at prime or
       LIBOR.............................................................   $  107     $   --
     7-year $1.3 billion term loan bearing interest at prime or LIBOR, 5%
       annually to be repaid during the first five years, plus 25% in years six and seven, with the remainder being repaid at maturity
       (U.S. portion -- U.S. $474 million)...............................    1,042         --
     Facilities due 2000 bearing interest approximating prime plus 1%)...       --        368
     Floating rate revolving facility bearing interest at LIBOR plus
       0.875% (U.S. portion -- U.S. $67 million).........................       --        124
U.S.$178 million (1996 -- U.S.$200 million) maturing in 2005 bearing
  interest at 7.92%......................................................      255        274
U.S.$225 million due 2000 bearing interest at 10.25%.....................       --        308
U.S.$110 million due 2001 bearing interest at 10.75%.....................       --        151
Other....................................................................       24         52
                                                                            ------     ------
                                                                              1428       1277
Less: Current portion of long-term debt..................................      (90)      (130)
                                                                            ------     ------
                                                                            $1,338     $1,147
                                                                            ------     ------
                                                                            ------     ------

     In connection with the amalgamation, Abitibi-Consolidated Inc. secured from a syndicate of lenders the two new term credit facilities noted above. Of the total facility, $1.4 billion is available in the form of prime rate Canadian dollar loans and $700 million is available by way of LIBOR U.S. dollar loans. The proceeds were used to repay $996 million of long-term debt facilities and $15 million of bank indebtedness.

     Abitibi-Consolidated Inc.'s debt agreements contain certain restrictive financial and other covenants.

     (b) Non-recourse

     Abitibi-Consolidated Inc.'s interest in the long-term debt of its U.S. newsprint and other joint ventures is without recourse to the assets of Abitibi-Consolidated Inc. These non-recourse loans are secured by $370 million (1996 -- $371 million) of joint venture fixed assets and consist of the following debt:

                                                                                1997     1996
                                                                                ----     ----

ALABAMA
     LIBOR plus 1.875% term loans, rising to LIBOR plus 2% in 1999, maturing in 2002, with quarterly principal repayments of U.S.$2.5 million
       (U.S.$139 million; 1996 -- U.S.$149 million)..........................   $199     $205
ALABAMA RECYCLING
     10.50% senior notes, maturing in 2008 (U.S.$12 million;
       1996 -- U.S.$13 million)..............................................     17       18
AUGUSTA
     10.01% senior secured notes, maturing from 2001 to 2007 (U.S.$25
       million)..............................................................     36       34
     7.7% senior secured notes, maturing 2004 to 2007 (U.S.$25 million)......     36       --
OTHER........................................................................     23       14
                                                                                ----     ----
                                                                                 311      271
Less: Current portion of long-term debt......................................    (17)     (22)
                                                                                ----     ----
                                                                                $294     $249
                                                                                ----     ----
                                                                                ----     ----

     At December 31, 1997, Alabama had interest rate agreements with major banks, which expire between 1998 and 2000, that provide an effective interest rate of 9.6% (1996 -- 9.6%; 1995 -- 8.5%) on $71 million of the $199 million non-recourse debt outstanding (1996 -- $68 million of $205 million). In 1997, the effective interest rate on the Alabama debt was 9.1% (1996 -- 8.8%;
1995 -- 8.6%).

     Augusta has a line of credit of U.S.$13 million bearing prevailing market interest rates. This line of credit was undrawn as at December 31, 1997 and 1996.

     Partnership distributions are subject to certain restrictions until these loans are repaid in accordance with the loan agreements.

     In 1998, Alabama may not be in compliance with certain debt covenants under certain circumstances. The outcome of these matters is not determinable. The assets less the liabilities of Alabama included in the consolidated financial statements were $24 million at December 31, 1997.

     (c) Scheduled long-term debt repayments are as follows:

                                                                                         NON-
                                                                           RECOURSE    RECOURSE
                                                                             DEBT        DEBT
                                                                           --------    --------

1998....................................................................    $   90       $ 17
1999....................................................................        90         17
2000....................................................................        94         17
2001....................................................................        89         27
2002....................................................................       305        154
Thereafter..............................................................       760         79
                                                                           --------    --------
                                                                            $1,428       $311
                                                                           --------    --------
                                                                           --------    --------

     (d) The estimated fair value of the long-term debt at the period end dates is as follows:

                                                                               1997      1996
                                                                              ------    ------

Recourse...................................................................   $1,433    $1,345
Non-recourse...............................................................      324       279
                                                                              ------    ------
                                                                              $1,757    $1,624
                                                                              ------    ------
                                                                              ------    ------

15. CAPITAL STOCK

     (a) Abitibi-Consolidated Inc. continued under the Canada Business Corporations Act pursuant to the amalgamation referred to in note 1, and is authorized to issue an unlimited number of preferred shares and common shares.

     (b) Common shares

                                                               1997                   1996                   1995
                                                       --------------------   --------------------   --------------------
                                                       MILLIONS OF            MILLIONS OF            MILLIONS OF
                                                         SHARES        $        SHARES        $        SHARES        $
                                                       -----------   ------   -----------   ------   -----------   ------

Common shares, beginning of year.....................     193.6      $2,595      191.8      $2,570      152.9      $1,822
Shares issued for:
     Conversion of convertible subordinated
       debentures....................................       1.6          24       35.6         585         --          --
     Acquisition of Rainy River......................        --          --         --          --       11.9         216
     Exercise of stock options.......................       0.6           4        0.2           1        0.1           1
Shares purchased and canceled for
  $194 million.......................................        --          --         --          --       (8.7)        (54)
                                                       -----------   ------   -----------   ------   -----------   ------
Common shares, end of year...........................     194.2      $2,599      193.6      $2,595      191.8      $2,570
                                                       -----------   ------   -----------   ------   -----------   ------
                                                       -----------   ------   -----------   ------   -----------   ------

     The $140 million excess of purchase price over the average stated capital of shares purchased and canceled in 1995 was charged to retained earnings.

     At December 31, 1997, Abitibi-Consolidated Inc. had 3.3 million
(1996 -- 3.7 million; 1995 -- 3.3 million) management stock options outstanding. These options are exercisable at prices between $12.25 and $22.69 and expire between 1998 and 2005.

     The payment of a cash dividend on Abitibi-Consolidated Inc.'s common stock is restricted under certain debt agreements. Abitibi-Consolidated Inc. satisfied all the conditions of the debt agreements prior to declaring dividends.

     (c) Preferred shares

                                                                  1997                 1996                  1995
                                                           ------------------   -------------------   -------------------
                                                           MILLIONS OF          MILLIONS OF           MILLIONS OF
                                                             SHARES       $       SHARES        $       SHARES        $
                                                           -----------   ----   -----------   -----   -----------   -----

Preferred shares, beginning of year......................       0.9      $ 10        5.5      $ 110        1.0      $  11
Acquisition of Rainy River...............................        --        --         --         --       23.2        500
Shares redeemed and canceled.............................      (0.9)      (10)      (4.6)      (100)     (18.6)      (400)
Shares retracted by holders..............................        --        --         --         --       (0.1)        (1)
                                                              -----      ----      -----      -----   -----------   -----
Preferred shares, end of year............................        --      $ --        0.9      $  10        5.5      $ 110
                                                              -----      ----      -----      -----   -----------   -----
                                                              -----      ----      -----      -----   -----------   -----

16. PENSION PLANS

     Abitibi-Consolidated Inc. primarily has contributory, defined benefit pension plans that provide benefits based on length of service and final average earnings. Abitibi-Consolidated Inc. has an obligation to ensure these plans have sufficient funds to pay the benefits earned. Abitibi-Consolidated Inc.'s contributions are made in accordance with the annual regulatory contribution requirements.

     At December 31, the funded status, on an accounting basis, of Abitibi-Consolidated Inc.'s pension plans is:

                                                                                         1997      1996
                                                                                        ------    ------
Market value of assets...............................................................   $1,918    $1,711
Actuarial present value of accumulated plan benefits based on current service and compensation levels:
     Vested..........................................................................    1,498     1,459
     Non-vested......................................................................       56        77
                                                                                        ------    ------
                                                                                         1,554     1,536
                                                                                        ------    ------
Excess of market value of assets over accumulated benefit obligations................   $  364    $  175
                                                                                        ------    ------
                                                                                        ------    ------

     In 1997, pension plan assets were increased by Abitibi-Consolidated Inc. and employee contributions of $47 million (1996 -- $52 million) and pension plan investment gains of $284 million (1996 -- $232 million). The plan assets were reduced by benefit payments of $116 million (1996 -- $115 million) and $8 million (1996 -- $8 million) paid for pension fund expenses. Effective January 1, 1996 plan assets were also reduced by $11 million, the value of past service benefits for non-union employees who elected to transfer to a new defined contribution plan offered by Abitibi-Consolidated Inc.

     On a going concern basis, using assumptions required by regulatory authorities, the pension plans had an aggregate unfunded liability of $28 million (1996 -- $111 million) at the time of the latest actuarial valuation reports.

17. FINANCIAL INSTRUMENTS

     Abitibi-Consolidated Inc. is subject to foreign exchange exposures which arise from its foreign currency sales and international operations. Of Abitibi-Consolidated Inc.'s net sales, 82% is U.S. dollar denominated; and 65% of its non-North American sales are U.S. dollar denominated with the remainder in local currencies.

     Abitibi-Consolidated Inc. partially manages its foreign exchange exposure with a program of foreign exchange forward contracts with major banks as counterparties for periods up to 5 years. Abitibi-Consolidated Inc. has a maximum of 40% of its foreign exchange forward contracts which may be outstanding with any one bank.

     Abitibi-Consolidated Inc. had the following U.S. dollar foreign exchange forward contracts outstanding at December 31 for the purchase of foreign currencies:

                                                                          AVERAGE U.S.
                                                                        DOLLAR CONTRACT      AMOUNT OF
                                                                          RATE TO BUY         CONTRACT
                                                                            $1 CDN.         U.S. DOLLARS
                                                                        ----------------    ------------
                                                                         1997      1996     1997    1996
                                                                        ------    ------    ----    ----
                                                                                             (MILLIONS)
1997.................................................................       --    75.13[c]    --    $725
1998.................................................................   75.36[c]  76.59[c]  $844    $420
1999.................................................................   75.68[c]  76.61[c]  $476    $239
2000.................................................................   76.03[c]  76.92[c]  $338    $172
2001.................................................................   76.19[c]  76.60[c]  $219    $138
2002.................................................................   74.48[c]      --    $142      --

     At December 31, 1997, Abitibi-Consolidated Inc. would have had to pay $205 million to settle its then outstanding U.S. foreign exchange contracts and other financial instruments.

18. LEASE COMMITMENTS

     As at December 31, 1997, Abitibi-Consolidated Inc. has operating lease agreements for the rental of property, equipment and the charter of cargo vessels. The minimum annual rental payments under these leases are as follows:

1998..........................................................................   $19
1999..........................................................................    11
2000..........................................................................    10
2001..........................................................................     9
2002..........................................................................     8
Thereafter....................................................................    17
                                                                                 ---
                                                                                 $74
                                                                                 ---
                                                                                 ---

19. CONTINGENT LIABILITIES

     Abitibi-Consolidated Inc. and its U.S. subsidiary, Abitibi-Price Corporation, have been named as defendants in several lawsuits, including purported class actions, filed on behalf of homeowners in the United States relating to certain hardboard siding products which were manufactured by Abitibi-Price Corporation prior to October 1992. In each of the lawsuits, the plaintiffs generally allege that Abitibi-Price Corporation's hardboard siding was defective for the purposes for which it was sold. Abitibi-Consolidated Inc. denies this allegation and is vigorously defending the claims made in these actions.

     Abitibi-Consolidated Inc. and its indirect U.S. subsidiaries, Abitibi Consolidated Sales Corporation and Abitibi-Price Alabama Corporation, have been named as defendants in two lawsuits filed in the State of Alabama. The lawsuits have been filed allegedly on behalf of Abitibi-Consolidated Inc.'s joint venture partnership, Alabama River Newsprint Company, and the partnership's two corporate partners, including Parsons & Whittemore Alabama Newsprint Corp. In the lawsuits, the plaintiffs allege a breach of the sales agreement with respect to the promotion and volume of sales of the joint venture partnership mill, and that the Abitibi-Consolidated partner breached its fiduciary duty to its joint venture partner. Abitibi-Consolidated Inc. denies these allegations and is vigorously defending the claims made in these actions.

     Each of the lawsuits appears to seek substantial damages in a trial by jury. It is not possible at this time to quantify meaningfully the amount of, or the range of, damages implicated by plaintiffs' claims.

Management cannot at this time assess the likelihood that Abitibi-Consolidated Inc. will incur a loss or obtain an unfavorable result in connection with any one of these actions.

     On September 20, 1996, a motion of permission to lodge a class action suit against Abitibi-Consolidated Inc. was filed with the Superior Court of the Chicoutimi District ('Superior Court') with respect to the Saguenay floods of July, 1996. On October 20, 1997, the Superior Court granted the motion permitting a class action suit to be filed against Abitibi-Consolidated Inc.. To date no such class action suit has been filed. Abitibi-Consolidated Inc. is insured against such potential claims up to a maximum of $100 million which Abitibi-Consolidated Inc. believes to be sufficient.

     Abitibi-Consolidated Inc. is subject to a number of other unrelated claims in respect of which either an adequate provision has been made or for which no material liability is expected.

20. RELATED PARTY TRANSACTIONS

     Abitibi-Consolidated Inc. undertakes a number of transactions with its major shareholder, Stone Container (Canada) Inc. (Stone Container), and its affiliated companies.

     The following table summarizes the transactions between Abitibi-Consolidated Inc. and related parties which are in the normal course of business at normal trade terms:

                                                                                      1997    1996    1995
                                                                                      ----    ----    ----

Newsprint sales to a Stone Container affiliate.....................................   $ --    $32     $32
Pulp purchases from Stone Container and affiliates.................................     15     15      20
Newsprint brokerage commissions from a Stone Container affiliate...................     10     11      12
Expenses charged to Stone Container for services...................................      6      4       5
Expenses charged by a Stone Container affiliate for services.......................     --      2       4


                       REPORT OF INDEPENDENT ACCOUNTANTS

     Our audit of the consolidated financial statements referred to in our report dated January 30, 1998, appearing on page F-42 of this Registration Statement also included an audit of the presentation of financial information appearing on pages F-64 to F-68 of this Registration Statement. In our opinion, the presentation of financial information appearing on pages F-64 to F-68 of this Registration Statement presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PRICE WATERHOUSE
Chartered Accountants

January 30, 1998
Montreal, Quebec, Canada



                           ABITIBI-CONSOLIDATED INC.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
     Abitibi-Consolidated Inc.'s financial statements included in its Form 40-F have been prepared in accordance with generally accepted accounting principles ('GAAP') in Canada which, in the case of Abitibi-Consolidated Inc., conform in all material respects with U.S. GAAP, with the following material exceptions:

          (a) Abitibi-Consolidated Inc. defers exchange gains and losses on U.S. dollar debt hedged by anticipated future revenue. Under U.S. GAAP, any unrealized exchange gains or losses on U.S. dollar debt hedged by anticipated future revenue would be recognized in income immediately.

          (b) Abitibi-Consolidated Inc. has outstanding foreign exchange forward contracts which it designates as a hedge of anticipated future revenue. Under U.S. GAAP, any unrealized gains or losses on such foreign exchange forward contracts would be recognized in income immediately.

          (c) Abitibi-Consolidated Inc. follows the deferral method of accounting for income taxes. Under U.S. GAAP, the asset and liability method of accounting for income taxes would be used.

          (d) Abitibi-Consolidated Inc. accounts for its joint venture investments using the proportionate consolidation method. Under U.S. GAAP, these joint ventures would be accounted for using the equity method.

          (e) The amalgamation of Abitibi-Price Inc. and Stone-Consolidated Corporation was accounted for as a pooling of interests. Under U.S. GAAP, the amalgamation would be accounted for by Stone-Consolidated Corporation using the purchase method and the results of Abitibi-Price Inc.'s operations would be included only from the date of amalgamation. In addition, certain amalgamation related costs were expensed or charged to retained earnings under Canadian GAAP. Under the purchase method, certain of these costs amounting to $83 million (of which $61 million was expensed and $22 million was charged to retained earnings under Canadian GAAP) would be capitalized and increase the amount of recorded goodwill.

     The allocation of the purchase price of Abitibi-Price Inc. would be as follows (in millions of Canadian dollars):

ASSETS ACQUIRED
     Current assets............................................................................   $  712
     Fixed assets..............................................................................    1,354
     Goodwill..................................................................................    1,003
     Investments and other assets..............................................................      223
                                                                                                  ------
                                                                                                   3,292
LIABILITIES ASSUMED
     Current liabilities.......................................................................     (434)
     Long-term debt............................................................................     (633)
     Deferred income taxes.....................................................................     (180)
     Other.....................................................................................      (82)
                                                                                                  ------
NET ASSETS ACQUIRED FOR FAIR VALUE CONSIDERATION OF 89.2 MILLION COMMON SHARES OF
  ABITIBI-CONSOLIDATED INC.....................................................................   $1,963
                                                                                                  ------
                                                                                                  ------

     Goodwill is being amortized over 40 years.

     The following financial information is presented in accordance with U.S. GAAP, reflecting the adjustments disclosed above.


                           ABITIBI-CONSOLIDATED INC.
                             CONSOLIDATED EARNINGS
                                  (U.S. GAAP)

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                        --------------------------
                                                                                         1997      1996      1995
                                                                                        ------    ------    ------
                                                                                         (IN MILLIONS OF CANADIAN
                                                                                             DOLLARS, EXCEPT
                                                                                            PER SHARE AMOUNTS)
Gross sales..........................................................................   $3,466    $2,286    $1,728
Freight sales........................................................................      320       149       129
                                                                                        ------    ------    ------

NET SALES............................................................................    3,146     2,137     1,599
Cost of sales........................................................................    2,617     1,606     1,091
Depreciation and amortization........................................................      270       176       105
Selling, general and administrative expenses.........................................      122        52        27
Non-recurring expenses relating to the amalgamation..................................       42        --        --
Restructuring expenses...............................................................       10        --        --
                                                                                        ------    ------    ------

OPERATING PROFIT FROM CONTINUING OPERATIONS..........................................       85       303       376
Interest expense on long-term debt...................................................       77        72        41
Debt extinguishment costs and write-off of redundant fixed assets relating to the
  amalgamation.......................................................................       72        --        --
Unusual items........................................................................       --       (22)       41
Other expense (income), net..........................................................       17       (12)       (7)
Mark-to-market of foreign exchange forward contracts.................................      117        --        --
                                                                                        ------    ------    ------

EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES.......................     (198)      265       301
Recovery of (provision for) income taxes.............................................       49       (89)     (109)
                                                                                        ------    ------    ------
Earnings (loss) from continuing operations...........................................     (149)      176       192
EARNINGS FROM DISCONTINUED OPERATIONS, NET OF INCOME TAX EXPENSE OF $4...............        7        --        --
                                                                                        ------    ------    ------
Net earnings (loss) for the year.....................................................   $ (142)   $  176    $  192
                                                                                        ------    ------    ------
                                                                                        ------    ------    ------
PER COMMON SHARE:
Earnings (loss) from continuing operations...........................................   $(0.95)   $ 1.68    $ 2.67
Net earnings (loss) for the year
     Basic...........................................................................    (0.91)     1.68      2.67
     Fully diluted...................................................................    (0.91)     1.68      2.67
Weighted average number of common shares outstanding (millions)
     Basic...........................................................................    156.8     104.7      72.0
     Fully diluted...................................................................    159.4     105.8      84.4
Fully diluted number of common shares outstanding at year-end (millions).............    197.5     105.8     105.3


                           ABITIBI-CONSOLIDATED INC.
                         CONSOLIDATED RETAINED EARNINGS
                                  (U.S. GAAP)

                                                                                              YEAR ENDED DECEMBER
                                                                                                      31,
                                                                                             ---------------------
                                                                                             1997     1996    1995
                                                                                             -----    ----    ----
                                                                                                (IN MILLIONS OF

                                                                                               CANADIAN DOLLARS)
Retained earnings (deficit), beginning of year............................................   $ 319    $143    $(49)
Net earnings (loss) for the year..........................................................    (142)    176     192
Dividends declared........................................................................     (58)     --      --
                                                                                             -----    ----    ----
Retained earnings, end of year............................................................   $ 119    $319    $143
                                                                                             -----    ----    ----
                                                                                             -----    ----    ----



                           ABITIBI-CONSOLIDATED INC.
                     CHANGES IN CONSOLIDATED CASH POSITION
                                  (U.S. GAAP)

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                           -----------------------
                                                                                            1997      1996    1995
                                                                                           -------    ----    ----
                                                                                               (IN MILLIONS OF
                                                                                              CANADIAN DOLLARS)

CONTINUING OPERATING ACTIVITIES
Earnings (loss) from continuing operations..............................................   $  (149)   $176    $192
Depreciation............................................................................       234     155      90
Goodwill amortization...................................................................        36      21      15
Provision for (recovery of) deferred income taxes.......................................       (57)     63      96
Non-recurring expenses relating to the amalgamation.....................................        54      --      --
Restructuring expenses..................................................................        10      --      --
Other non-cash items....................................................................       110      --     (12)
Changes in non-cash operating working capital components of continuing operations:
     Decrease (increase) in current assets of continuing operations
          Accounts receivable...........................................................       152      71     (48)
          Inventories...................................................................        79     (93)    (44)
          Prepaid expenses..............................................................        10      (4)     (2)
     (Decrease) increase in accounts payable and accrued liabilities of continuing
      operations........................................................................        32     (29)     29
                                                                                           -------    ----    ----
Cash generated by continuing operating activities.......................................       511     360     316
                                                                                           -------    ----    ----
FINANCING ACTIVITIES OF CONTINUING OPERATIONS
     Increase in long-term debt and bank indebtedness...................................        --     377     392
     Repayment of long-term debt and bank indebtedness..................................      (127)   (309)    (85)
     Issuance of common shares on acquisition...........................................     1,963      --      --
     Preferred shares redeemed and canceled.............................................        --    (100)   (400)
     Other..............................................................................         8      --      --
                                                                                           -------    ----    ----
Cash generated by (used in) financing activities of continuing operations...............     1,844     (32)    (93)
                                                                                           -------    ----    ----
INVESTING ACTIVITIES OF CONTINUING OPERATIONS
     Additions to fixed assets..........................................................      (354)   (327)   (257)
     Acquisitions.......................................................................    (1,963)     --     (73)
     Decrease (increase) in investments and other assets................................        (7)     10      18
                                                                                           -------    ----    ----
Cash used in investing activities of continuing operations..............................    (2,324)   (317)   (312)
                                                                                           -------    ----    ----
Dividends paid to common shareholders...................................................       (39)     --      --
                                                                                           -------    ----    ----
Cash generated by (used in) continuing operations.......................................        (8)     11     (89)
Cash generated by discontinued operations...............................................        19      --      --
                                                                                           -------    ----    ----
Increase (decrease) in cash during the year.............................................        11      11     (89)
Cash and deposits, during the year......................................................        27      16     105
                                                                                           -------    ----    ----
Cash and deposits, end of year..........................................................   $    38    $ 27    $ 16
                                                                                           -------    ----    ----
                                                                                           -------    ----    ----


                           ABITIBI-CONSOLIDATED INC.
                          CONSOLIDATED BALANCE SHEETS
                                  (U.S. GAAP)

                                                                                                  DECEMBER 31,
                                                                                               ------------------
                                                                                                1997        1996
                                                                                               ------      ------
                                                                                                (IN MILLIONS OF
                                                                                               CANADIAN DOLLARS)

ASSETS
CURRENT ASSETS
     Cash and deposits......................................................................   $   38      $   27
     Accounts receivable....................................................................      484         359
     Inventories............................................................................      402         318
     Prepaid expenses.......................................................................       28          13
     Current assets of discontinued operations..............................................      232          --
                                                                                               ------      ------
                                                                                                1,184         717
FIXED ASSETS................................................................................    3,734       2,273
INVESTMENTS AND OTHER ASSETS................................................................      131          26
DEFERRED PENSION COST.......................................................................      160          64
GOODWILL....................................................................................    1,632         745
NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS...............................................       91          --
                                                                                               ------      ------
                                                                                               $6,932      $3,825
                                                                                               ------      ------
                                                                                               ------      ------

LIABILITIES
CURRENT LIABILITIES
     Accounts payable and accrued liabilities
          Continuing operations.............................................................   $  661      $  357
          Discontinued operations...........................................................       92          --
     Dividends payable......................................................................       19          --
     Current portion of long-term debt
          Recourse..........................................................................       90          85
          Non-recourse......................................................................        1          --
                                                                                               ------      ------
                                                                                                  863         442
LONG-TERM DEBT
     Recourse...............................................................................    1,338         770
     Non-recourse...........................................................................       22          --
DEFERRED INCOME TAXES.......................................................................      441         309
OTHER.......................................................................................      226          28
                                                                                               ------      ------
                                                                                                2,890       1,549
                                                                                               ------      ------
SHAREHOLDERS' EQUITY
Common shares...............................................................................    3,923       1,957
Retained earnings...........................................................................      119         319
                                                                                               ------      ------
                                                                                                4,042       2,276
                                                                                               ------      ------
                                                                                               $6,932      $3,825
                                                                                               ------      ------
                                                                                               ------      ------



                         STONE-CONSOLIDATED CORPORATION
                       CONSOLIDATED FINANCIAL STATEMENTS
                                AUDITORS' REPORT

To the Directors of
Stone-Consolidated Corporation

     We have audited the consolidated balance sheets of Stone-Consolidated Corporation as at December 31, 1996 and 1995 and the consolidated statements of operations, changes in financial position and shareholders' equity for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Stone-Consolidated Corporation as at December 31, 1996 and 1995 and the results of its operations and the changes in its financial position for each of the years in the three-year period ended December 31, 1996 in accordance with generally accepted accounting principles in Canada.

PRICE WATERHOUSE
Chartered Accountants

January 24, 1997 (except for Note 20 which is as of February 14, 1997) Montreal, Quebec, Canada




                         STONE-CONSOLIDATED CORPORATION
                          CONSOLIDATED BALANCE SHEETS

                                                                                           DECEMBER 31,
                                                                                   -----------------------------
                                                                                      1996               1995
                                                                                   ----------         ----------
                                                                                     (IN THOUSANDS OF CANADIAN
                                                                                             DOLLARS)

ASSETS
CURRENT ASSETS
  Cash and short-term deposits..................................................   $   27,083         $   16,251
  Accounts receivable
     Trade......................................................................      291,606            380,024
     Other......................................................................       67,246             34,030
  Inventories (Note 4)..........................................................      317,638            207,753
  Other.........................................................................       13,076              7,394
                                                                                   ----------         ----------
Total current assets............................................................      716,649            645,452
Property, plant and equipment (Note 5)..........................................    2,237,325          2,054,283
Timberlands.....................................................................       24,555             25,039
Goodwill less amortization (Note 2).............................................      755,587            752,418
Other assets (Note 6)...........................................................      156,342            142,663
                                                                                   ----------         ----------
Total assets....................................................................   $3,890,458         $3,619,855
                                                                                   ----------         ----------
                                                                                   ----------         ----------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES.............................................................
  Accounts payable..............................................................   $  249,309         $  254,639
  Income taxes..................................................................       14,580              4,955
  Accrued and other current liabilities.........................................       93,489             90,032
  Current maturities of long-term debt..........................................       84,664             60,000
  Redeemable Class A preferred shares (Note 7)..................................           --            100,000
                                                                                   ----------         ----------
Total current liabilities.......................................................      442,042            509,626
Long-term debt (Note 8).........................................................      770,424            712,342
Deferred taxes (Note 9).........................................................      351,220            263,442
                                                                                   ----------         ----------
Total liabilities...............................................................    1,563,686          1,485,410
Commitments and contingencies (Note 14)
SHAREHOLDERS' EQUITY
  Stated capital (Note 10)......................................................    1,956,591          1,956,424
  Retained earnings.............................................................      334,272            169,965
  Foreign currency translation adjustment.......................................       35,909              8,056
                                                                                   ----------         ----------
Total shareholders' equity......................................................    2,326,772          2,134,445
                                                                                   ----------         ----------
Total liabilities and shareholders' equity......................................   $3,890,458         $3,619,855
                                                                                   ----------         ----------
                                                                                   ----------         ----------

Approved by the Board

               (Signed) James Doughan                                     (Signed) Jean Van Neste

        See accompanying notes to the consolidated financial statements.


                                                                                YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------------------------
                                                                 1996               1995                     1994
                                                              ----------    ---------------------    ---------------------
                                                                            (RESTATED -- NOTE 2)     (RESTATED -- NOTE 2)
                                                              (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

NET SALES
  Manufactured products....................................   $1,956,043         $ 1,661,395              $ 1,091,316
  Brokered products........................................      330,395              66,802                       --
                                                              ----------        ------------              -----------
                                                               2,286,438           1,728,197                1,091,316
COST OF PRODUCTS SOLD
  Manufactured products....................................    1,438,715           1,156,426                  939,507
  Brokered products........................................      316,763              63,799                       --
                                                              ----------        ------------              -----------
                                                               1,755,478           1,220,225                  939,507
Selling, general and administrative expenses...............       65,758              43,318                   31,934
Depreciation and amortization..............................      175,564             105,321                   93,546
Other operating income (Note 11)...........................      (33,546)            (13,651)                 (11,426)
                                                              ----------        ------------              -----------
                                                               1,963,254           1,355,213                1,053,561
                                                              ----------        ------------              -----------
Income from operations.....................................      323,184             372,984                   37,755
Redemption expenses (Note 3)...............................           --             (40,644)                      --
Other income (expense).....................................        5,194              (1,019)                   5,882
Interest expense on long-term debt.........................      (71,565)            (40,776)                 (42,449)
Interest income............................................        6,896               8,605                    6,852
                                                              ----------        ------------              -----------
Income before income taxes.................................      263,709             299,150                    8,040
Provision for income taxes (Note 9)........................       99,402             108,380                    7,682
                                                              ----------        ------------              -----------
Net income.................................................   $  164,307         $   190,770              $       358
                                                              ----------        ------------              -----------
                                                              ----------        ------------              -----------
Net income (loss) per common share (Note 12)...............   $     1.58         $      2.59              $     (0.12)
                                                              ----------        ------------              -----------
                                                              ----------        ------------              -----------

OPERATING ACTIVITIES
     Net income.............................................   $ 164,307          $ 190,770                $     358
     Items not requiring (providing) cash
          Depreciation and amortization.....................     175,564            105,321                   93,546
          Deferred income taxes.............................      74,620             96,305                    2,780
          Other.............................................          --             (1,432)                  (3,692)
     Changes in non-cash working capital....................     (54,935)           (63,724)                 (72,523)
     Interest on equity element of convertible debentures...          --            (10,700)                 (12,000)
                                                               ----------         ----------              ----------
                                                               ----------         ----------              ----------
     Net cash provided by operations........................     359,556            316,540                    8,469
                                                               ----------         ----------              ----------
INVESTING ACTIVITIES
     Acquisitions of businesses.............................     (33,409)          (746,889)                      --
     Capital expenditures...................................    (293,177)          (257,243)                 (95,317)
     Other..................................................      10,160             17,919                   (1,991)
                                                               ----------         ----------              ----------
     Net cash used in investing activities..................    (316,426)          (986,213)                 (97,308)
                                                               ----------         ----------              ----------
FINANCING ACTIVITIES
     Issuance of common shares..............................         167            674,647                       --
     Issuance of redeemable preferred shares................          --            500,000                       --
     Redemption of redeemable preferred shares..............    (100,000)          (400,000)                      --
     Redemption of convertible debentures...................          --           (500,288)                      --
     Issuance of debt.......................................     376,784            391,749                       --
     Payment of debt........................................    (309,249)           (85,000)                  (3,875)
                                                               ----------         ----------              ----------
     Net cash (used in) provided by financing activities....     (32,298)           581,108                   (3,875)
                                                               ----------         ----------              ----------
Net increase (decrease) in cash.............................      10,832            (88,565)                 (92,714)
Cash balance, beginning of year.............................      16,251            104,816                  197,530
                                                               ----------         ----------              ----------
Cash balance, end of year...................................   $  27,083          $  16,251                $ 104,816
                                                               ----------         ----------              ----------
                                                               ----------         ----------              ----------

------------

Cash includes cash and short-term deposits.

        See accompanying notes to the consolidated financial statements.



                         STONE-CONSOLIDATED CORPORATION
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------------------------
                                                                 1996               1995                     1994
                                                              ----------    ---------------------    ---------------------
                                                                            (RESTATED -- NOTE 2)     (RESTATED -- NOTE 2)
                                                                           (IN THOUSANDS OF CANADIAN DOLLARS)

COMMON SHARES
     Balance at beginning of year..........................   $1,956,424         $ 1,281,777              $ 1,281,777
     Issuance of common shares (Note 10)...................          167             674,647                       --
                                                              ----------         -----------              -----------
     Balance at end of year................................    1,956,591           1,956,424                1,281,777
                                                              ----------         -----------              -----------
RETAINED EARNINGS (DEFICIT)
     Balance at beginning of year..........................      169,965             (13,505)                  (5,663)
     Net income for the year...............................      164,307             190,770                      358
     Interest on equity element of convertible debentures,
       net of deferred income taxes of $3,400 in 1995 and
       $3,800 in 1994......................................           --              (7,300)                  (8,200)
                                                              ----------         -----------              -----------
     Balance at end of year................................      334,272             169,965                  (13,505)
                                                              ----------         -----------              -----------
FOREIGN CURRENCY TRANSLATION ADJUSTMENT
     Balance at beginning of year..........................        8,056              15,274                  (12,907)
     Net effect of changes in exchange rates...............       27,853              (7,218)                  28,181
                                                              ----------         -----------              -----------
     Balance at end of year................................       35,909               8,056                   15,274
                                                              ----------         -----------              -----------
Shareholders' equity.......................................   $2,326,772         $ 2,134,445              $ 1,283,546
                                                              ----------         -----------              -----------
                                                              ----------         -----------              -----------

        See accompanying notes to the consolidated financial statements.



                         STONE-CONSOLIDATED CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996
           (In thousands of Canadian dollars, unless otherwise noted)

1. NATURE OF OPERATIONS

     Stone-Consolidated Corporation and its subsidiaries ('Stone-Consolidated') manufacture and market newsprint, uncoated groundwood papers, market pulp and lumber. Stone-Consolidated has seven fully integrated production facilities in Quebec, Ontario and Washington (U.S.A.) and one newsprint mill in the United Kingdom. Stone-Consolidated's principal markets are the United States, Western Europe, Canada and Asia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Formation

     Stone-Consolidated Corporation was incorporated under the Canada Business Corporations Act ('CBCA') on June 22, 1993. On December 17, 1993, Stone-Consolidated acquired the assets, principally comprised of the newsprint and uncoated groundwood papers business, of Stone Container (Canada) Inc. ('Stone Canada'). These assets are carried in the accounts of Stone-Consolidated at the historical book value in the financial records of Stone Canada. On November 1, 1995, Stone-Consolidated acquired Rainy River Forest Products Inc. ('Rainy River'). Rainy River and Stone-Consolidated were amalgamated and continued as one corporation under the CBCA. For further details of the amalgamation, refer to Note 3.

     Principles of consolidation

     The consolidated financial statements include the accounts of Stone-Consolidated Corporation and all of its subsidiaries. All significant inter-company items are eliminated.

     Foreign currency translation

     For Canadian operations and integrated foreign subsidiaries, assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Income and expenses are translated at average rates prevailing during the year. Exchange gains or losses are included in income except for unrealized gains or losses on translation of foreign long-term debt which are deferred and amortized over the remaining term of the related obligation.

     For self-sustaining foreign subsidiaries, all assets and liabilities are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date and all income and expenses are translated at average exchange rates prevailing during the year. Foreign currency translation adjustments are deferred in the shareholders' equity section of the balance sheet.

     The US$110,000 senior secured notes are considered to be an effective hedge of the Stone-Consolidated's net investment in a U.S. subsidiary. Accordingly, the gains or losses arising from the translation of this foreign currency denominated long-term debt are deferred in the shareholders' equity section of the balance sheet.

     Stone-Consolidated seeks to manage the foreign exchange risks arising from movements in exchange rates between the Canadian and U.S. dollar principally on its U.S. dollar denominated revenues. When appropriate, Stone-Consolidated purchases U.S. dollar put options, at a cost, to fix specific minimum exchange rates on conversion of U.S. dollars. Stone-Consolidated records these options at market value and any gains or losses are included in income.

     Inventories

     Inventories are stated at the lower of cost and net realizable value. The average cost method is used for all inventories. Cost of wood and finished products includes raw materials and supplies, direct labor and an allocation of overhead. Provision is made for slow-moving and obsolete inventories.

     Property, plant and equipment, timberlands and depreciation

     Property, plant and equipment is stated at cost, which includes capitalized interest. Timberlands are stated at cost less accumulated cost of timber harvested. Expenditures for maintenance and repairs are charged to income as incurred. Additions, improvements and major replacements are capitalized. The cost and accumulated depreciation related to assets sold or retired are removed from the accounts and any gain or loss is credited or charged to income.

     Depreciation on plant and equipment is provided for on a straight-line basis over the expected lives of the assets using the following annual rates:

Machinery and equipment.......................................................    5% - 6 1/4%
Buildings.....................................................................      2 1/2%

     Goodwill and other assets

     Goodwill is amortized on a straight-line basis over 40 years. Goodwill is recorded net of accumulated amortization of $115,469 and $92,544 at December 31, 1996 and 1995, respectively. Annually, Stone-Consolidated assesses whether there has been a permanent impairment in the value of goodwill. This is accomplished by determining whether projected undiscounted future cash flows from operations exceed the net book value of assets acquired and goodwill as of the assessment date. Such projections reflect price, volume and cost assumptions. Additional factors considered by management in the preparation of the projections and in assessing the value of goodwill include the effects of obsolescence, demand, competition and other pertinent economic factors, and trends and prospects that may have an impact on the value or remaining useful life of goodwill.

     Deferred financing costs are amortized over the expected life of the related debt using the straight-line method.

     Pre-production costs on major projects are deferred and amortized over a period of five years.

     Pensions and other post-retirement and post-employment benefits

     The cost of the pension benefits earned by the employees is determined using for the most part the projected benefit method prorated on services. The net pension expense reflects the current service cost, the interest on the actuarial surplus or unfunded liability and the amortization over the estimated average remaining service life of the employees of (i) the actuarial surplus or unfunded liability and (ii) experience gains or losses. Other post-retirement (health care, dental care and life insurance) and post-employment (short- and long-term disability) benefits are accounted for on a 'pay-as-you-go' basis. Coverage is provided to salaried employees for post-retirement benefits and to all employees for post-employment benefits.

     Income taxes

     Income taxes are recorded using the deferral method of accounting. Deferred income taxes shown in the financial statements result principally from differences between depreciation and capital cost allowance claimed for tax purposes.

     Environmental remediation and compliance

     Environmental expenditures resulting in additions to property, plant and equipment that increase useful lives are capitalized, while other environmental expenditures are charged to expense. Liabilities are recorded when assessments and/or remedial efforts are probable and the cost can be reasonably estimated.

     Change in accounting policy

     Effective in 1996, Stone-Consolidated retroactively adopted new accounting recommendations of the Canadian Institute of Chartered Accountants on the presentation and disclosure of financial instruments.

     The new accounting recommendations require the convertible debentures issued by Stone-Consolidated in 1993 to be split between a debt element and an equity element. The debt element was determined using the present value of the interest payments up to January 1, 1999 (date at which the convertible debentures are redeemable at the option of Stone-Consolidated without any restrictions), while the remaining portion of the principal amount of convertible debentures was presented in shareholders' equity. The interest expense related to the debt element was charged to income and the interest expense related to the equity element was charged to retained earnings, net of income taxes. This change results in an increase in net income for the years ended December 31, 1995 and 1994 of $7.3 million and $8.2 million, respectively, with no effect on retained earnings. There is no effect on net income for the year ended December 31, 1996 or on the balance sheets as at December 31, 1996 and 1995 as on November 1, 1995, the convertible debentures were converted into common shares.

3. ACQUISITIONS OF BUSINESSES

     Acquisitions (1996)

     During 1996, Stone-Consolidated acquired, for approximately $22 million, an 82% interest in a sawmill near La Tuque, Quebec and a 20% interest in a sawmill located near Quebec City. Stone-Consolidated has also invested approximately $11 million as its 21% share of the investment in a joint venture to construct and operate an oriented strand board mill located near Fort Frances, Ontario.

     Acquisition of Rainy River (1995)

     On November 1, 1995, Stone-Consolidated and Rainy River amalgamated and continued as one corporation under the name 'Stone-Consolidated Corporation'.

     Rainy River was a manufacturer and seller of newsprint, uncoated groundwood papers and market pulp. It owned and operated three integrated pulp and paper mills located in Kenora and Fort Frances, Ontario and Tacoma, Washington (U.S.A.).

     The amalgamation was accounted for as the acquisition of Rainy River by Stone-Consolidated. The purchase method of accounting was used to account for the business combination and the results of operations of Rainy River are included from the date of acquisition.

     The non-recurring redemption expenses of $40,644 consist primarily of $36,960 relating to the payment of $160 per $1,000 principal amount of debentures of Stone-Consolidated. The impact of these expenses on net income per common share is $0.37.

ALLOCATION OF PURCHASE PRICE

ASSETS ACQUIRED AT ASSIGNED VALUE
     Working capital......................................................................   $   93,939
     Fixed assets.........................................................................      843,553
     Goodwill.............................................................................      292,338
     Other................................................................................       16,811
                                                                                             ----------
                                                                                              1,246,641
LIABILITIES ASSUMED
     Long-term debt.......................................................................      148,225
     Deferred income taxes................................................................       98,413
     Convertible debentures...............................................................      269,288
                                                                                             ----------
                                                                                                515,926
                                                                                             ----------
NET ASSETS ACQUIRED AT FAIR VALUE.........................................................   $  730,715
                                                                                             ----------
                                                                                             ----------
CONSIDERATION
     Issuance of 11,938,165 common shares.................................................   $  216,295
     Issuance of 23,255,814 redeemable preferred shares...................................      500,000
     Cash.................................................................................       14,420
                                                                                             ----------
                                                                                             $  730,715
                                                                                             ----------
                                                                                             ----------

     The following pro forma selected financial information shows the results of Stone-Consolidated as though the acquisition of Rainy River had been made as of January 1, 1995 and 1994 respectively.

                                                                               PRO FORMA     PRO FORMA
                                                                                  1995          1994
                                                                               ----------    ----------
                                                                                     (UNAUDITED)

Net sales...................................................................   $2,690,460    $1,900,520
Income from operations......................................................      520,784         1,033
Net income (loss)*..........................................................      258,126       (86,961)
Net income (loss) per common share (in dollars).............................         2.41         (0.92)

------------

* Includes non-recurring redemption expenses of $40,644 before provision for income taxes.

                            ------------------------

     The above pro forma financial information is not necessarily indicative of the actual results of operations that would have occurred had the purchase actually been made at the beginning of 1995 and 1994.

     Acquisition of Stirling Fibre (Holdings) Limited (1995)

     In July 1995, the U.K. subsidiary purchased all of the shares of Stirling Fibre (Holdings) Limited for approximately $16 million. Located in central Scotland, Stirling Fibre is one of the largest independent waste paper merchants and processors in the U.K.

4. INVENTORIES

                                                                           1996        1995
                                                                         --------    --------

Wood..................................................................   $ 43,257    $ 45,761
Raw materials and supplies............................................    115,235     111,264
Finished products.....................................................    159,146      50,728
                                                                         --------    --------
                                                                         $317,638    $207,753
                                                                         --------    --------
                                                                         --------    --------

5. PROPERTY, PLANT AND EQUIPMENT

                                               1996                                        1995
                             ----------------------------------------    ----------------------------------------
                                           ACCUMULATED                                 ACCUMULATED
                                COST       DEPRECIATION       NET           COST       DEPRECIATION       NET
                             ----------    ------------    ----------    ----------    ------------    ----------

Land and land
  improvements............   $   21,427      $     --      $   21,427    $   16,526      $     --      $   16,526
Building and leasehold
  improvements............      407,472        57,495         349,977       371,895        38,662         333,233
Machinery and equipment...    2,308,533       580,121       1,728,412     1,862,956       431,140       1,431,816
Construction in
  progress................      137,509            --         137,509       272,708            --         272,708
                             ----------    ------------    ----------    ----------    ------------    ----------
                             $2,874,941      $637,616      $2,237,325    $2,524,085      $469,802      $2,054,283
                             ----------    ------------    ----------    ----------    ------------    ----------
                             ----------    ------------    ----------    ----------    ------------    ----------

     Environmental capital expenditures for the years ended December 31, 1996 and 1995 were $16 million and $85 million respectively.

     Interest capitalized on major additions for the years ended December 31, 1996, 1995 and 1994 was $5,828, $9,435 and $700 respectively.

6. OTHER ASSETS

                                                                           1996        1995
                                                                         --------    --------

Deferred pension costs................................................   $ 90,558    $ 73,938
Pre-production costs..................................................     10,916       8,972
Non-current receivables...............................................     15,509      15,450
Deferred financing costs..............................................     16,167      20,342
Deferred exchange losses..............................................      4,299       4,130
Other.................................................................     18,893      19,831
                                                                         --------    --------
                                                                         $156,342    $142,663
                                                                         --------    --------
                                                                         --------    --------

7. REDEEMABLE CLASS A PREFERRED SHARES

     The redeemable Class A preferred shares were issuable in series. On November 1, 1995, 23,255,814 Series 1 redeemable Class A preferred shares were issued. These shares were entitled to cumulative cash dividends accruing from day to day at a rate of 8% per annum, calculated daily at $21.50 per share. Dividends are recorded as interest expense. The market value of these shares as at December 31, 1995 was not materially different from book value.

                                                               1996                                1995
                                                 --------------------------------    --------------------------------
                                                 NUMBER OF SHARES    STATED VALUE    NUMBER OF SHARES    STATED VALUE
                                                 ----------------    ------------    ----------------    ------------

Outstanding-beginning of year.................          4,651,178        $100,000                  --        $     --
Issuance of shares to acquire Rainy River.....                 --              --          23,255,814         500,000
Redeemed and canceled.........................          4,651,178         100,000          18,604,636         400,000
                                                        ---------        --------          ----------        --------
Outstanding-end of year.......................                 --        $     --           4,651,178        $100,000
                                                        ---------        --------          ----------        --------
                                                        ---------        --------          ----------        --------

8. LONG-TERM DEBT

                                                                                     1996        1995
                                                                                   --------    --------
Senior secured notes
     US$225 million due 2000....................................................   $308,160    $307,170
     US$110 million due 2001....................................................    150,656     150,172
Term facility due 2000..........................................................    239,979     300,000
Revolving credit facility due 2000..............................................     98,000      15,000
Reducing credit facility due 2000...............................................     29,750          --
Others..........................................................................     28,543          --
                                                                                   --------    --------
                                                                                    855,088     772,342
Less: Current maturities........................................................     84,664      60,000
                                                                                   --------    --------
                                                                                   $770,424    $712,342
                                                                                   --------    --------
                                                                                   --------    --------

     Senior secured notes

     The senior secured notes due 2000 are secured by a first ranking lien on Stone-Consolidated's mills located in Shawinigan, Grand-Mere and La Baie, Quebec. These notes bear interest at 10.25% per annum and are not redeemable at the option of the Company prior to December 15, 1998.

     The senior secured notes due 2001 are secured by a first ranking lien on Stone-Consolidated's mill at Fort Frances, Ontario. These notes bear interest at 10.75% per annum and are not redeemable at the option of the Company prior to October 15, 1999.

     Both senior notes may be redeemed in whole or in part during specific periods and under specific circumstances. Stone-Consolidated may be obligated to repurchase the senior notes if certain specific events occur under the indentures. The indentures governing the notes contain certain covenants that, among other things, limit the type and amount of additional indebtedness that may be incurred by Stone-Consolidated and certain of its subsidiaries and impose limitations on investments, sales or transfers of assets, dividends and other payments, the creation of liens, sale-leaseback transactions, transactions with affiliates, and mergers.

     Term facility

     The term facility of $300 million is unsecured and is repayable in quarterly payments of $15 million. In addition, the term facility has mandatory and voluntary prepayment provisions, including the mandatory prepayment of 50% of 'excess cash flow' up to a maximum of $50 million per year. Interest rates or stamping fees, as the case may be, on the term facility are as follows: (i) during the first year, at the prime or base rate, plus 1.125% per year and, in respect of London Interbank Offer Rate (LIBOR) loans or bankers' acceptances, plus 1.75% per year; and (ii) from the second to the fifth years, subject to credit ratings, at the prime or base rate, plus 0.125% to 1.375% per year and, in respect of LIBOR loans or bankers' acceptances, plus 0.625% to 2.125% per year.

     Revolving credit facility

     The revolving credit facility is a $300-million five-year credit facility secured by eligible accounts receivable and eligible inventories. Interest rates or stamping fees, as the case may be, on the revolving facility are as follows:
(i) during the first year, subject to credit ratings, at the prime or base rate, as the case may be, plus 0.875% per year and, in respect of LIBOR loans or bankers' acceptances, plus 1.50% per year; and (ii) from the second to the fifth years, subject to credit ratings, at the prime or base rate, plus 0% to 1.125% per year and, in respect of LIBOR loans or bankers' acceptances, plus 0.50% to 1.875% per year.

     Reducing credit facility

     The reducing credit facility is a $35 million five-year credit facility secured by a first ranking lien on property, plant and equipment of Stone-Consolidated's sawmills. The credit facility is payable in quarterly instalments and bears interest at either prime rate, LIBOR advance rate or bankers' acceptance rate.

     Minimum payments

     Minimum payments on long-term debt for each of the next five years are as follows:

1997....................................................................   $ 84,914
1998....................................................................   $ 69,213
1999....................................................................   $ 69,334
2000....................................................................   $478,324
2001....................................................................   $151,276

9. INCOME TAXES

     The provision for income taxes consists of the following:

                                                                                    1996        1995       1994
                                                                                   -------    --------    -------

CURRENT
      -- Canada.................................................................   $19,191    $  4,491    $ 3,436
      -- U.S.A. ................................................................     5,556       7,351      1,416
      -- U.K. ..................................................................        35         233         50
                                                                                   -------    --------    -------
                                                                                    24,782      12,075      4,902

DEFERRED
      -- Canada.................................................................    58,769      93,125      3,178
      -- U.S.A. ................................................................      (670)         --         --
      -- U.K. ..................................................................    16,521       3,180       (398)
                                                                                   -------    --------    -------
                                                                                    74,620      96,305      2,780
                                                                                   -------    --------    -------
Total provision for income taxes................................................   $99,402    $108,380    $ 7,682
                                                                                   -------    --------    -------
                                                                                   -------    --------    -------

     The income tax at the combined Canadian federal and provincial income tax rate is reconciled to the provision for income taxes as follows:

                                                                           1996        1995       1994
                                                                         --------    --------    ------

Income tax at combined Canadian federal and provincial income tax
  rate................................................................   $102,055    $115,053    $3,055
Manufacturing and processing profits deduction........................    (12,138)    (16,127)     (482)
Non-deductible amortization of goodwill...............................      7,545       4,363     4,292
Large corporations tax................................................      6,705       4,489     3,436
Difference in tax rates for foreign subsidiaries......................     (2,108)       (371)      129
Non-taxable income....................................................     (3,809)       (557)   (2,465)
Other -- net..........................................................      1,152       1,530      (283)
                                                                         --------    --------    ------
Provision for income taxes............................................   $ 99,402    $108,380    $7,682
                                                                         --------    --------    ------
                                                                         --------    --------    ------

     The components of the deferred taxes are:

                                                                                     1996        1995
                                                                                   --------    --------

Deferred tax assets
     Loss carryforwards.........................................................   $ 22,621    $ 38,160
Deferred tax liabilities
     Depreciation and amortization..............................................    343,958     272,496
     Pre-production costs.......................................................      2,513       2,872
     Pension....................................................................     31,028      25,273
     Other......................................................................     (3,658)        961
                                                                                   --------    --------
Total deferred tax liability....................................................    373,841     301,602
                                                                                   --------    --------
Deferred tax liability--net.....................................................   $351,220    $263,442
                                                                                   --------    --------
                                                                                   --------    --------

     The loss carryforwards relate to approximately $68.5 million of net operating losses of the U.K. subsidiary and are available indefinitely for U.K. income tax purposes.

     The income before income taxes consists of the following:

                                                                          1996        1995       1994
                                                                        --------    --------    -------

Canada...............................................................   $202,878    $271,041    $ 6,520
U.S.A. ..............................................................     12,594      18,534      3,987
U.K. ................................................................     48,237       9,575     (2,467)
                                                                        --------    --------    -------
Income before income taxes...........................................   $263,709    $299,150    $ 8,040
                                                                        --------    --------    -------
                                                                        --------    --------    -------

10. STATED CAPITAL

     The amalgamated company created on November 1, 1995 under the plan of arrangement as described in Note 3 has the same authorized share capital as Stone-Consolidated Corporation prior to the amalgamation.

     Authorized

     The authorized share capital of Stone-Consolidated consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series, in each case without nominal or par value. For preferred shares issued and outstanding, refer to Note 7.

     Issued

     Common shares

                                                               1996                                1995
                                                 --------------------------------    --------------------------------
                                                 NUMBER OF SHARES    STATED VALUE    NUMBER OF SHARES    STATED VALUE
                                                 ----------------    ------------    ----------------    ------------

Outstanding  -  beginning of year.............      103,996,769       $1,956,424         65,000,100       $1,281,777
Conversion of debentures......................               --               --         27,044,693          458,142
Issuance of shares to acquire Rainy River.....               --               --         11,938,165          216,295
Exercise of options...........................           11,151              167             13,811              210
                                                 ----------------    ------------    ----------------    ------------
Outstanding  -  end of year...................      104,007,920       $1,956,591        103,996,769       $1,956,424
                                                 ----------------    ------------    ----------------    ------------
                                                 ----------------    ------------    ----------------    ------------

     Stone-Consolidated has an employee share option plan for its key employees. Options may be granted for the purchase of up to 10% of the issued and outstanding common shares. A total of 6,500,100 common shares have initially been reserved for issuance under the option plan. The options granted in 1994 vested on the first anniversary date of the date of grant. One-quarter of the options granted in 1995 and 1996 vest on each of the first, second, third and fourth anniversary dates of the date of grant. At December 31, 1996, 271,761 options are exercisable (1995 -- 128,791; 1994 -- nil). These options expire at various dates during the next 10 years. The weighted average remaining contractual life of all options outstanding at December 31, 1996 is approximately 8.5 years. Options are exercisable at prices ranging from $14.42 to $17.94 per common share. Changes in the number of common shares under option are summarized below:

                                                       WEIGHTED                    WEIGHTED                  WEIGHTED
                                                       AVERAGE                     AVERAGE                   AVERAGE
                                          1996      EXERCISE PRICE     1995     EXERCISE PRICE    1994    EXERCISE PRICE
                                        ---------   --------------   --------   --------------   ------   --------------

Outstanding  -  beginning of year.....    741,718       $16.47         85,000       $16.18           --       $   --
Granted...............................    528,000        17.78        390,250        17.38       85,000        16.18
Exercised.............................    (11,151)       15.15        (13,811)       15.20           --           --
Canceled..............................    (69,961)       15.30       (105,781)       15.15           --           --
Conversion............................         --           --        386,060        15.20           --           --
                                        ---------      -------       --------      -------       ------      -------
Outstanding  -  end of year...........  1,188,606       $17.13        741,718       $16.47       85,000       $16.18
                                        ---------      -------       --------      -------       ------      -------
                                        ---------      -------       --------      -------       ------      -------

------------

* Under the amalgamation in 1995, outstanding options for 371,211 common shares of Rainy River were converted into options for 386,060 of Stone-Consolidated's common shares. Of the 386,060 options, 195,220 were granted in 1994 and 190,840 in 1995. One-third of these options vest on each of the first, second and third anniversary dates of the date of grant.

11. OTHER OPERATING INCOME

     In July 1996, Stone-Consolidated suffered major damage to the water infrastructure at its Port Alfred mill. Other operating income includes an amount of $22.3 million reflecting the difference between the proceeds from insurance versus the historical net book value of the damaged assets.

12. NET INCOME (LOSS) PER COMMON SHARE

     Net income (loss) per common share is calculated based on the monthly average number of common shares outstanding during the year which was 104.0 million, 71.5 million and 65.0 million for 1996, 1995 and 1994, respectively. The potential exercise of employee stock options would not have a significant dilutive impact on the net income per common share for 1996 and 1995. For 1994, the fully diluted loss per common share has not been reported as it would result in a decrease of the loss per share.

     Income available to the common shareholders is calculated based on net income for the year less the interest on equity element of convertible debentures.

13. RELATED PARTY TRANSACTIONS

     Stone Canada is the major shareholder (currently 46.6% and 74.6% prior to November 1, 1995) of Stone-Consolidated. Stone-Consolidated had transactions with Stone Canada with respect to purchases of pulp and transactions with Stone Canada's parent, Stone Container Corporation, with respect to certain sales of newsprint tonnage.

     The following table summarizes the transactions between Stone-Consolidated and related parties, which are in the normal course of business at normal trade terms:

                                                                           1996       1995       1994
                                                                          -------    -------    -------

Sales to Stone Container Corporation and affiliates(1).................   $32,227    $31,951    $82,363
Purchases from Stone Canada and affiliates(2)..........................   $14,513    $19,826    $14,707
Commissions from Stone Container Corporation(3)........................   $10,829    $12,199    $ 7,700
Expenses charged to Stone Canada(4)....................................   $ 4,200    $ 4,835    $ 8,181
Expenses charged by Stone Container Corporation(4).....................   $ 1,549    $ 3,672    $ 4,728
  --------------
  (1) Included in net sales-manufactured products.
  (2) Included in cost of products sold-manufactured products.
  (3) Included in other operating income.
  (4) Included in selling, general and administrative expenses.

14. COMMITMENTS AND CONTINGENCIES

     (a) At December 31, 1996, the future minimum rental commitments under operating leases having initial or remaining non-cancellable terms in excess of one year are reflected below:

                                                                                      OPERATING
                                                                                       LEASES
                                                                                      ---------

1997...............................................................................    $ 9,525
1998...............................................................................     10,456
1999...............................................................................      4,587
2000...............................................................................      3,608
2001...............................................................................      2,807
Thereafter.........................................................................      6,667
                                                                                      ---------
                                                                                       $37,650
                                                                                      ---------
                                                                                      ---------

     (b) At December 31, 1996, outstanding commitments for capital expenditures under purchase orders and contracts amounted to approximately $58 million.

     (c) Stone-Consolidated currently estimates that capital expenditures of approximately $45 million will be required for environmental compliance during the two-year period ending December 31, 1998.

     Various lawsuits and claims are pending by and against Stone-Consolidated. It is the opinion of management supported by counsel that final determination of these claims will not have a material adverse effect on the financial position or the results of Stone-Consolidated.

15. FINANCIAL INSTRUMENTS

     Financial derivatives

     At December 31, 1996, the amount of U.S. dollar put options outstanding was US $8 million.

     Credit risk

     Financial instruments that potentially subject Stone-Consolidated to concentrations of credit risk consist primarily of cash, short-term deposits and accounts receivable. Stone-Consolidated does not believe it is subject to any significant concentration of credit risk. Cash and short-term deposits are held by major financial institutions. Accounts receivable are due from a large number of customers who are geographically dispersed. For accounts receivable, Stone-Consolidated performs periodic credit evaluations and typically does not charge interest or require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends and other information.

     Fair value

                                                                       1996                            1995
                                                           ----------------------------    ----------------------------
                                                           CARRYING VALUE    FAIR VALUE    CARRYING VALUE    FAIR VALUE
                                                           --------------    ----------    --------------    ----------

Cash and short-term deposits............................      $ 27,083        $ 27,083        $ 16,251        $ 16,251
Long-term debt..........................................      $855,088        $894,806        $772,342        $809,297
Redeemable Class A preferred shares.....................      $     --        $     --        $100,000        $100,000
Off-balance sheet
     U.S. dollar put options............................      $    300        $    300        $    451        $    451

     Due to their short-term maturity, the carrying values of cash and short-term deposits, accounts receivable and accounts payable are reasonable estimates of their fair values. The fair value of the redeemable Class A preferred shares is based on their quoted market value. The fair values of long-term debt are estimated based on rates currently available to Stone-Consolidated for long-term debt with similar terms. The fair value of financial derivatives reflects the estimated amounts that Stone-Consolidated would receive or pay to settle the contracts at the reporting date.

     Interest rate risk

     Stone-Consolidated's exposure to interest rate risk as at December 31, 1996 is as follows:

Cash...............................................  Non-interest bearing
Short-term deposits................................  Floating interest rate
Accounts receivable................................  Non-interest bearing
Accounts payable...................................  Non-interest bearing
Long-term debt
     Senior notes ($458,816).......................  Fixed interest rate maturing in 2 to 5 years
     Other facilities ($396,272)...................  Floating interest rate

16. PENSION PLANS

     Stone-Consolidated either participates in or has defined benefit pension plans available to substantially all employees, which are funded, trusteed and principally contributory. The funding policy for the pension plans is to contribute annually the statutory required minimum. The pension plans provide reduced benefits for early retirement and take into account offsets for government pension benefits.

     Net pension expense includes the following components:

                                                                        1996         1995        1994
                                                                      ---------    --------    --------

Service cost-benefits earned during the year.......................   $  14,535    $  6,321    $  7,282
Interest cost on projected benefit obligations.....................      54,483      40,607      36,579
Actual return on plan assets.......................................    (122,945)    (68,645)    (11,676)
Net amortization and deferral......................................      59,803      29,386     (25,440)
                                                                      ---------    --------    --------
Net pension expense................................................   $   5,876    $  7,669    $  6,745
                                                                      ---------    --------    --------
                                                                      ---------    --------    --------

     The following table sets forth the funded status of the pension plans and the amount recorded in the balance sheet:

                                                                                   1996         1995
                                                                                 ---------    ---------
Actuarial present value of benefit obligations
     Vested benefits..........................................................   $(612,687)   $(606,849)
     Non-vested benefits......................................................     (61,067)     (48,915)
                                                                                 ---------    ---------
Accumulated benefit obligations...............................................    (673,754)    (655,764)
Effect of increase in compensation levels.....................................     (69,906)     (80,864)
                                                                                 ---------    ---------
Projected benefit obligations for services rendered...........................    (743,660)    (736,628)
Plan assets at fair value, primarily stocks, bonds and real estate............     787,601      670,904
                                                                                 ---------    ---------
Plan assets greater (less) than projected benefit obligations.................      43,941      (65,724)
Unrecognized net loss from actual experience different from that assumed and
  changes in assumptions......................................................      46,617      139,662
                                                                                 ---------    ---------
Deferred pension costs........................................................   $  90,558    $  73,938
                                                                                 ---------    ---------
                                                                                 ---------    ---------

     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligations was 7.75% and 7.5% respectively for 1996 and 1995. The expected long-term rate of return on assets and the rate of increase in future compensation levels were 11% and 4% respectively for all years. The change in the weighted average discount rate had the effect of decreasing the total projected benefit obligations at December 31, 1996 by approximately $24.1 million.

17. SEGMENT INFORMATION

     (a) Stone-Consolidated's primary activity is the production and marketing of newsprint and uncoated groundwood papers.

     (b) Stone-Consolidated's manufacturing facilities are located in Canada, the United States and the United Kingdom. Canadian export sales were $1,372 million for 1996, $1,222 million for 1995 and $800 million for 1994. United Kingdom export sales were $63 million for 1996, $60 million for 1995 and $46 million for 1994. United States export sales were $53 million for 1996 and $13 million for 1995.

     The table below provides information on Stone-Consolidated's operations based on the region in which the operations are located.

                                                                              1996          1995          1994
                                                                           ----------    ----------    ----------

Net sales from
     Canada.............................................................   $1,586,581    $1,389,939    $  921,501
     United Kingdom.....................................................      255,679       241,954       169,815
     United States......................................................      444,178        96,304            --
                                                                           ----------    ----------    ----------
                                                                           $2,286,438    $1,728,197    $1,091,316
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------
Income before taxes
     Canada.............................................................   $  266,894    $  331,557    $   64,956
     United Kingdom.....................................................       48,319         7,752        (2,467)
     United States......................................................       20,061        11,318            --
     Interest expense...................................................      (71,565)      (51,477)      (54,449)
                                                                           ----------    ----------    ----------
                                                                           $  263,709    $  299,150    $    8,040
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------
Depreciation and amortization
     Canada.............................................................   $  144,609    $   87,918    $   79,009
     United Kingdom.....................................................       18,332        15,043        14,537
     United States......................................................       12,623         2,360            --
                                                                           ----------    ----------    ----------
                                                                           $  175,564    $  105,321    $   93,546
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------
Capital expenditures
     Canada.............................................................   $  243,338    $  188,554    $   87,498
     United Kingdom.....................................................       21,504        61,920         7,819
     United States......................................................       28,335         6,769            --
                                                                           ----------    ----------    ----------
                                                                           $  293,177    $  257,243    $   95,317
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------
Assets
     Canada.............................................................   $3,175,158    $3,051,407    $1,807,707
     United Kingdom.....................................................      430,434       362,254       291,964
     United States......................................................      284,866       206,194            --
                                                                           ----------    ----------    ----------
                                                                           $3,890,458    $3,619,855    $2,099,671
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). In certain respects, Canadian GAAP differs from generally accepted accounting principles in the United States (U.S. GAAP).

     The following summary sets out the material adjustments to Stone-Consolidated's reported net earnings which would be made in order to conform with U.S. GAAP:


EARNINGS ADJUSTMENTS                                                    1996        1995        1994
-------------------------------------------------------------------   --------    --------    --------
Income before income taxes in accordance with Canadian GAAP........   $263,709    $299,150    $  8,040
Add (deduct)
     Currency translation(a).......................................       (237)      9,365     (16,734)
     Post-retirement benefits other than pensions and post-
       employment benefits(b)......................................     (1,373)         --      (1,480)
     Pension cost(c)...............................................      3,739       2,909       3,023
     Goodwill(e)...................................................        312          --          --
     Interest on equity element of convertible debentures(f).......         --     (10,700)    (12,000)
                                                                      --------    --------    --------
Income (loss) before income taxes in accordance with U.S. GAAP.....    266,150     300,724     (19,151)
                                                                      --------    --------    --------
Provision for income taxes in accordance with Canadian GAAP........     99,402     108,380       7,682
Add (deduct)
     Income tax on above adjustments...............................        775         366      (8,661)
     Income tax rate adjustment....................................    (10,489)         --          --
                                                                      --------    --------    --------
Provision (credit) for income taxes in accordance with U.S. GAAP...     89,688     108,746        (979)
                                                                      --------    --------    --------
Net income (loss) in accordance with U.S. GAAP.....................   $176,462    $191,978    $(18,172)
                                                                      --------    --------    --------
                                                                      --------    --------    --------
Net income (loss) per common share in accordance with U.S. GAAP (in
  dollars).........................................................   $   1.70    $   2.68    $  (0.28)
                                                                      --------    --------    --------
                                                                      --------    --------    --------

     The following summary sets out the material differences in Stone-Consolidated's balance sheet between accounting principles generally accepted in Canada and the United States:

                                                   1996                                      1995
                                  --------------------------------------    --------------------------------------
                                   CANADIAN                      U.S.        CANADIAN                      U.S.
BALANCE SHEET COMPONENTS             GAAP       ADJUSTMENT       GAAP          GAAP       ADJUSTMENT       GAAP
-------------------------------   ----------    ----------    ----------    ----------    ----------    ----------
Goodwill(b)(d)(e)..............   $  755,587     $(10,379)    $  745,208    $  752,418     $(10,691)    $  741,727
Other assets(a)(c).............   $  156,342     $(18,725)    $  137,617    $  142,663     $(38,688)    $  103,975
Deferred tax liability
  (a)(b)(c)(d)(e)..............   $  351,220     $(42,202)    $  309,018    $  263,442     $(37,878)    $  225,564
Other long-term liability
  (b)(c).......................   $       --     $ 28,070     $   28,070    $       --     $ 26,697     $   26,697
Shareholders' equity
  (a)(b)(c)....................   $2,326,772     $(14,973)    $2,311,799    $2,134,445     $(38,198)    $2,096,247

------------

 (a)Currency translation.

     Under Canadian GAAP, unrealized exchange gains and losses on translation of long-term debt are deferred and amortized over the term of the debt. Under U.S. GAAP, such gains or losses are credited or charged to income.

 (b) Post-retirement benefits other than pensions and post-employment benefits.

     Under Canadian GAAP, post-retirement benefits other than pensions are accounted for on a 'pay-as-you-go' basis. Under U.S. GAAP, in accordance with Statement of Financial Accounting Standards No. 106, 'Employer's Accounting for Post-retirement Benefits other than Pension', post-retirement benefits are accounted for on an accrual basis.

The net post-retirement benefit cost would include the following components:

                                                                               1996      1995      1994
                                                                              ------    ------    ------

Service cost-benefits attributed to service during the year................   $  575    $  279    $  309
Interest cost on accumulated post-retirement benefit obligation............    2,329     1,995     1,925
Net amortization and deferral..............................................      470       226       448
                                                                              ------    ------    ------
Net post-retirement benefit cost...........................................   $3,374    $2,500    $2,682
                                                                              ------    ------    ------
                                                                              ------    ------    ------

     The discount rate used in determining the accumulated post-retirement benefit cost was 7.5% for 1996. The assumed health care cost trend rates for substantially all employees used in measuring the accumulated post-retirement benefit obligation range from 11% in 1996 decreasing by 1% per year to an ultimate rate of 8% per annum starting in 1999. If the health care cost trend rate assumptions were increased by 1%, the accumulated post-retirement benefit obligation at December 31, 1996 and 1995 would not be significantly different.

     The details of the accumulated post-retirement benefit obligation other than pensions are as follows:

                                                                                      1996       1995
                                                                                     -------    -------

Retirees..........................................................................   $20,691    $21,752
Active employees -- fully eligible................................................     3,020      2,868
Other active employees............................................................    10,222      8,996
                                                                                     -------    -------
                                                                                      33,933     33,616
Unrecognized loss.................................................................    (6,606)    (7,662)
                                                                                     -------    -------
Accumulated post-retirement benefit obligation....................................   $27,327    $25,954
                                                                                     -------    -------
                                                                                     -------    -------

     Stone-Consolidated is not required to fund and has not funded any of its accumulated post-retirement benefit obligations.

     Under Canadian GAAP, post-employment benefits are accounted for on a 'pay-as-you-go' basis. Under U.S. GAAP, Statement of Financial Accounting Standards No. 112, 'Employer's Accounting for Post-employment Benefits', requires accrual accounting for the estimated cost of providing certain benefits to former or inactive employees, and the employees' beneficiaries and dependents after employment but before retirement.

     (c) Employer's Accounting for Pensions

     Under U.S. GAAP, in accordance with Statement of Financial Accounting Standards No. 87, 'Employer's Accounting for Pensions', Stone-Consolidated would have recorded an additional minimum liability for underfunded plans representing the excess of the unfunded accumulated benefit obligation over the pension plan assets. At December 31, 1996 and 1995, the additional minimum liability would be $36.1 million and $53.6 million respectively, and would be recorded as a reduction of the deferred pension costs with an offsetting intangible asset of $12.0 million and $13.1 million respectively, and a charge to shareholders' equity of $16.2 million and $26.3 million respectively, net of a tax benefit of $7.9 million and $14.2 million respectively.

     In addition, amortization of experience gains and losses is included as a component of net pension cost only to the extent that the experience gains and losses exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets at the beginning of the year.

     (d) Accounting for income taxes

     Under U.S. GAAP, Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes', requires use of the liability method versus the deferred method prescribed under Canadian GAAP. The liability method requires the recognition of changes in statutory tax rates.

     Refer to (e) below for differences resulting from acquisition of Rainy
River.

     (e) Purchase accounting

     The application of purchase accounting under Canadian and U.S. GAAP as it relates to the acquisition of Rainy River is not materially different except for
(i) the recognition of a liability for post-retirement benefits other than pensions at the date of acquisition under U.S. GAAP and (ii) differences in accounting for income taxes.

     In 1995, the net effect of these two differences was to decrease goodwill recorded relating to the acquisition of Rainy River in the amount of $10,691, increase other long-term liabilities in the amount of $6,628, and decrease deferred tax liability in the amount of $17,319.

     (f) Under U.S. GAAP, the interest expense related to the principal amount of the convertible debentures is charged to income. Under Canadian GAAP, the interest expense, net of income taxes, related to the equity element of the convertible debentures is charged to retained earnings.

     Statement of changes in financial position

     Under U.S. GAAP, certain items included as financing and investing activities in the statement of changes in financial position do not result in cash flows and therefore should be excluded. For the year ended December 31, 1995, these items relate primarily to the acquisition of Rainy River. Under U.S. GAAP, these sections are presented as follows:

                                                                                              1995
                                                                                            ---------

INVESTING ACTIVITIES
     Acquisitions........................................................................   $ (72,740)
     Capital expenditures................................................................    (257,243)
     Other-net...........................................................................      17,919
                                                                                            ---------
     Net cash used in investing activities...............................................   $(312,064)
                                                                                            ---------
                                                                                            ---------
FINANCING ACTIVITIES
     Issuance of common shares-net.......................................................   $     210
     Redemption of redeemable preferred shares...........................................    (400,000)
     Issuance of debt, net of financing costs............................................     391,749
     Payment of debt.....................................................................     (85,000)
                                                                                            ---------
     Net cash used in financing activities...............................................   $ (93,041)
                                                                                            ---------
                                                                                            ---------

19. ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

     Cash flows

                                                                           1996       1995       1994
                                                                          -------    -------    -------
Cash paid during the year for
     Interest (net of capitalization)..................................   $71,565    $52,718    $40,742
     Income taxes......................................................   $ 8,941    $11,494    $ 4,902

     The net changes in non-cash working capital are as follows:

                                                                                  1996        1995        1994
                                                                                --------    --------    ---------

(Increase) decrease in accounts receivable...................................   $ 70,728    $(48,141)   $(120,774)
(Increase) decrease in inventories...........................................    (93,596)    (44,216)      39,668
Increase in other current assets.............................................     (3,834)       (626)        (309)
Increase (decrease) in accounts payable and other current liabilities........    (14,518)     28,714        6,166

Other-net....................................................................    (13,715)        545        2,726
                                                                                --------    --------    ---------
                                                                                $(54,935)   $(63,724)   $ (72,523)
                                                                                --------    --------    ---------
                                                                                --------    --------    ---------

     Allowance for doubtful accounts

     The allowance for doubtful accounts is $4,673 and $4,618 at December 31, 1996 and 1995, respectively.

     Depreciation and amortization

     The components of depreciation and amortization are as follows:

                                                                          1996        1995       1994
                                                                        --------    --------    -------

Property, plant and equipment........................................   $152,139    $ 88,681    $78,532
Goodwill.............................................................     21,609      14,756     13,412
Pre-production costs.................................................      1,816       1,884      1,602
                                                                        --------    --------    -------
                                                                        $175,564    $105,321    $93,546
                                                                        --------    --------    -------
                                                                        --------    --------    -------

     Rental expense

     Rental expense under Stone-Consolidated's operating leases totaled $11,161, $8,975 and $7,846 for the years ended December 31, 1996, 1995 and 1994 respectively.

     Accrued and other current liabilities

     The major components of accrued and other current liabilities are as follows:

                                                                                      1996       1995
                                                                                     -------    -------

Accrued wages.....................................................................   $ 7,395    $ 8,658
Accrued interest..................................................................     5,081      7,158
Accrued vacation pay..............................................................    28,867     31,509
Taxes and stumpage dues...........................................................    23,176     10,259
Other.............................................................................    28,970     32,448
                                                                                     -------    -------
                                                                                     $93,489    $90,032
                                                                                     -------    -------
                                                                                     -------    -------

     Selected pro forma financial information in accordance with U.S. GAAP

     The following is selected pro forma financial information of Stone-Consolidated as though the acquisition of Rainy River had been made as of January 1, 1995 and 1994, respectively. Refer to Note 3 for further details.

                                                                              PRO FORMA      PRO FORMA
                                                                                 1995          1994
                                                                              ----------    -----------
                                                                                     (UNAUDITED)

Net sales..................................................................   $2,690,460    $ 1,900,520
Net income (loss)..........................................................   $  259,334    $  (105,491)
Net income (loss) per common share (in dollars)............................   $     2.49    $     (1.01)

     The above pro forma financial information is not necessarily indicative of the actual results of operations that would have occurred had the purchase actually been made at the beginning of 1995 and 1994.

20. SUBSEQUENT EVENT

     On February 14, 1997, the Boards of Directors of Abitibi-Price Inc. and Stone-Consolidated approved a merger arrangement to amalgamate Abitibi-Price Inc. and Stone-Consolidated. The new name of the combined company is expected to be Abitibi-Consolidated Inc.

     Under the arrangement, each common share of Abitibi-Price Inc. will be exchanged for one common share of Abitibi-Consolidated Inc. and each common share of Stone-Consolidated will be exchanged for 1.0062 common shares of Abitibi-Consolidated Inc.

     The transaction is expected to close in the second quarter of 1997 subject to, among other things, necessary approvals from Canadian and U.S. regulatory authorities and from each company's shareholders. In addition, Stone-Consolidated's debt instruments contain restrictions and/or covenants that would be breached upon amalgamation. Stone-Consolidated intends to launch a tender offer bid to redeem both senior notes and remove all restrictions and covenants attached thereto. The term, revolving and reducing credit facilities will be replaced upon closing of the amalgamation.



                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER
                           Dated as of May 10, 1998*
                                     among
                         JEFFERSON SMURFIT CORPORATION,
                            a Delaware corporation,
                          JSC ACQUISITION CORPORATION,
                             a Delaware corporation
        and a wholly-owned subsidiary of Jefferson Smurfit Corporation,
                                      and
                          STONE CONTAINER CORPORATION,
                             a Delaware corporation

* Text of Annex A reflects Amendment No. 1 dated as of October 2, 1998 to the Agreement and Plan of Merger, but the Agreement and Plan of Merger dated as of May 10, 1998 has not been amended and restated.



                               TABLE OF CONTENTS

                                                                                                          PAGE
                                                                                                          ----
                                                       ARTICLE 1
                                                       THE MERGER
SECTION 1.01.    The Merger............................................................................    A-1
SECTION 1.02.    Certificate of Incorporation and Bylaws of the Surviving Corporation..................    A-2
SECTION 1.03.    Directors and Officers of the Surviving Corporation...................................    A-2
SECTION 1.04.    Boards, Committees and Officers of JSC................................................    A-2

                                                       ARTICLE 2
                                                CONVERSION OF SECURITIES
SECTION 2.01.    Conversion of Capital Stock...........................................................    A-2
SECTION 2.02.    Exchange of Certificates..............................................................    A-3

                                                       ARTICLE 3
                                        REPRESENTATIONS AND WARRANTIES OF STONE
SECTION 3.01.    Organization and Power................................................................    A-6
SECTION 3.02.    Corporate Authorization...............................................................    A-6
SECTION 3.03.    Governmental Authorization............................................................    A-6
SECTION 3.04.    Non-Contravention.....................................................................    A-7
SECTION 3.05.    Capitalization........................................................................    A-7
SECTION 3.06.    SEC Filings; Financial Statements.....................................................    A-8
SECTION 3.07.    No Undisclosed Liabilities............................................................    A-8
SECTION 3.08.    Litigation............................................................................    A-8
SECTION 3.09.    Absence of Certain Changes or Events..................................................    A-8
SECTION 3.10.    Compliance with Laws; No Default; No Non-Competes.....................................    A-9
SECTION 3.11.    Taxes.................................................................................    A-9
SECTION 3.12.    Intellectual Property.................................................................   A-10
SECTION 3.13.    Environmental Matters.................................................................   A-10
SECTION 3.14.    Employee Benefits and Labor Matters...................................................   A-11
SECTION 3.15.    Transactions with Affiliates..........................................................   A-13
SECTION 3.16.    Information Supplied..................................................................   A-13
SECTION 3.17.    Opinion of Financial Advisor..........................................................   A-13
SECTION 3.18.    Finders' Fees.........................................................................   A-13
SECTION 3.19.    Takeover Statutes.....................................................................   A-13
SECTION 3.20.    Rights Agreement......................................................................   A-14
SECTION 3.21.    Non-Recourse Debt and Obligations.....................................................   A-14

                                                       ARTICLE 4
                                     REPRESENTATIONS AND WARRANTIES OF JSC AND SUB
SECTION 4.01.    Organization and Power................................................................   A-14
SECTION 4.02.    Corporate Authorization...............................................................   A-14
SECTION 4.03.    Governmental Authorization............................................................   A-15
SECTION 4.04.    Non-Contravention.....................................................................   A-15
SECTION 4.05.    Capitalization........................................................................   A-15
SECTION 4.06.    SEC Filings; Financial Statements.....................................................   A-16
SECTION 4.07.    No Undisclosed Liabilities............................................................   A-17
SECTION 4.08.    Litigation............................................................................   A-17
SECTION 4.09.    Absence of Certain Changes or Events..................................................   A-17
SECTION 4.10.    Compliance with Laws; No Default; No Non-Competes.....................................   A-17
SECTION 4.11.    Taxes.................................................................................   A-17
SECTION 4.12.    Intellectual Property.................................................................   A-18
SECTION 4.13.    Environmental Matters.................................................................   A-18
SECTION 4.14.    Employee Benefits and Labor Matters...................................................   A-19
SECTION 4.15.    Transactions with Affiliates..........................................................   A-21
SECTION 4.16.    Information Supplied..................................................................   A-21
SECTION 4.17.    Opinion of Financial Advisor..........................................................   A-21
SECTION 4.18.    Finders' Fees.........................................................................   A-21
SECTION 4.19.    Non-Recourse Debt and Obligations.....................................................   A-21

                                                       ARTICLE 5
                                                  CONDUCT OF BUSINESS
SECTION 5.01.    Conduct of Stone......................................................................   A-21
SECTION 5.02.    Conduct of JSC........................................................................   A-23

                                                       ARTICLE 6
                                                 ADDITIONAL AGREEMENTS
SECTION 6.01.    No Solicitation.......................................................................   A-25
SECTION 6.02.    Proxy Statement; Registration Statement...............................................   A-26
SECTION 6.03.    Stockholders' Meetings................................................................   A-27
SECTION 6.04.    Access to Information.................................................................   A-27
SECTION 6.05.    Notices of Certain Events.............................................................   A-28
SECTION 6.06.    Appropriate Action; Consents; Filings.................................................   A-28
SECTION 6.07.    Public Disclosure.....................................................................   A-30
SECTION 6.08.    Reorganization........................................................................   A-30
SECTION 6.09.    Obligations of Sub....................................................................   A-30
SECTION 6.10.    Affiliates............................................................................   A-30
SECTION 6.11.    Listing or Quotation of Stock.........................................................   A-30
SECTION 6.12.    Indemnification of Directors and Officers.............................................   A-30
SECTION 6.13.    Stone Stock Options...................................................................   A-31
SECTION 6.14.    JSC Stock Options.....................................................................   A-31
SECTION 6.15.    Benefits Continuation, etc. ..........................................................   A-31
SECTION 6.16.    Certain Other Employee Benefits Matters...............................................   A-32
SECTION 6.17.    Convertible Debt......................................................................   A-32
SECTION 6.18.    Confidentiality Agreement.............................................................   A-32
SECTION 6.19.    Takeover Statutes.....................................................................   A-32
SECTION 6.20.    Rights Agreement......................................................................   A-32
SECTION 6.21.    Headquarters; Logo....................................................................   A-33
SECTION 6.22.    Stock Purchase Agreement..............................................................   A-33

                                                       ARTICLE 7
                                                  CONDITIONS TO MERGER
SECTION 7.01.    Conditions to Each Party's Obligations................................................   A-33
SECTION 7.02.    Additional Conditions to Obligations of JSC and Sub...................................   A-33
SECTION 7.03.    Additional Conditions to Obligations of Stone.........................................   A-34

                                                       ARTICLE 8
                                                      TERMINATION
SECTION 8.01.    Termination...........................................................................   A-34
SECTION 8.02.    Effect of Termination.................................................................   A-36
SECTION 8.03.    Fees and Expenses.....................................................................   A-36
SECTION 8.04.    Amendment.............................................................................   A-37
SECTION 8.05.    Extension; Waiver.....................................................................   A-37

                                                       ARTICLE 9
                                                     MISCELLANEOUS
SECTION 9.01.    Nonsurvival of Representations, Warranties and Agreements.............................   A-37
SECTION 9.02.    Notices...............................................................................   A-38
SECTION 9.03.    Interpretation........................................................................   A-38
SECTION 9.04.    Disclosure Schedules..................................................................   A-38
SECTION 9.05.    Counterparts..........................................................................   A-38
SECTION 9.06.    Entire Agreement; No Third Party Beneficiaries........................................   A-38
SECTION 9.07.    Governing Law.........................................................................   A-39
SECTION 9.08.    Assignment............................................................................   A-39

                                   EXHIBITS

Exhibit A -- JSC Voting Agreement (SIBV)

Exhibit B -- JSC Voting Agreement (MSLEF)

Exhibit C -- Stone Voting Agreement

Exhibit D -- Stone Charter Amendments

Exhibit E -- Corporate Governance

Exhibit F -- Registration Rights Agreement

Exhibit G -- Form of Affiliate's Letter


                            TABLE OF DEFINED TERMS

TERM                                                                                                     SECTION
----------------------------------------------------------------------------------------------------   -----------
Adjusted Option.....................................................................................   6.13(a)(i)
Affiliate...........................................................................................   3.15
Affected Employees..................................................................................   6.15(a)
Certificate.........................................................................................   2.02(b)
Closing.............................................................................................   1.01(b)
Closing Date........................................................................................   1.01(b)
Code................................................................................................   Recitals
Confidentiality Agreement...........................................................................   6.04
Convertible Debentures..............................................................................   3.05(a)
Convertible Notes...................................................................................   3.05(a)
DGCL................................................................................................   1.01(a)
Effective Time......................................................................................   1.01(c)
End Date............................................................................................   8.01(b)
Environmental Laws..................................................................................   3.13(b)(i)
ERISA...............................................................................................   3.14(a)
Exchange Act........................................................................................   3.03
Exchange Agent......................................................................................   2.02(a)
Exchange Fund.......................................................................................   2.02(a)
Exchange Ratio......................................................................................   2.01(c)
Former Employees....................................................................................   6.15(b)
Governmental Authority..............................................................................   3.03
Hazardous Substance.................................................................................   3.13(b)(ii)
HSR Act.............................................................................................   3.03
Indemnified Parties.................................................................................   6.12(b)
IRS.................................................................................................   3.11(c)
JSC.................................................................................................   Preamble
JSC Balance Sheet...................................................................................   4.06(d)
JSC Benefit Arrangements............................................................................   4.13(d)
JSC Common Stock....................................................................................   2.01(c)
JSC Disclosure Schedule.............................................................................   Article 4
JSC Employee Plans..................................................................................   4.14(a)
JSC ERISA Affiliate.................................................................................   4.14(b)
JSC Intellectual Property Rights....................................................................   4.12(a)
JSC Material Adverse Effect.........................................................................   Article 4
JSC Material Contracts..............................................................................   4.10(b)
JSC Preferred Stock.................................................................................   4.05(a)
JSC SEC Reports.....................................................................................   4.06(a)
JSC Stockholders' Meeting...........................................................................   3.16
JSC Tax Certificate.................................................................................   6.08
JSC Third Party Acquisition Event...................................................................   8.03(e)
JSC Voting Agreements...............................................................................   Recitals
JSG.................................................................................................   Article 3
Lien................................................................................................   3.05(a)
Merger..............................................................................................   1.01(a)
Nasdaq..............................................................................................   2.02(e)
NYSE................................................................................................   2.02(e)
Person..............................................................................................   2.01(b)
Proxy Statement.....................................................................................   3.16
Registration Rights Agreement.......................................................................   4.02
Registration Statement..............................................................................   3.16
Rights..............................................................................................   3.20
Rights Agreement....................................................................................   3.05(a)
Rule 145 Affiliates.................................................................................   6.10
SEC.................................................................................................   3.06(a)
Securities Act......................................................................................   3.03
SIBV................................................................................................   Recitals
Significant Subsidiary..............................................................................   6.01(a)
Stock Purchase Agreement............................................................................   Article 3
Stockholders' Meetings..............................................................................   3.16
Stone...............................................................................................   Preamble
Stone Balance Sheet.................................................................................   3.06(d)
Stone Benefit Arrangements..........................................................................   3.14(d)
Stone Common Stock..................................................................................   2.01(b)
Stone Disclosure Schedule...........................................................................   Article 3
Stone Employee Plans................................................................................   3.14(a)
Stone ERISA Affiliate...............................................................................   3.14(b)
Stone Intellectual Property Rights..................................................................   3.12(a)
Stone Material Adverse Effect.......................................................................   Article 3
Stone Material Contracts............................................................................   3.10(b)
Stone Preferred Stock...............................................................................   3.05(a)
Stone SEC Reports...................................................................................   3.06(a)
Stone Series D Preferred Stock......................................................................   3.05(a)
Stone Series E Preferred Stock......................................................................   2.01(d)
Stone Stock Options.................................................................................   6.13(a)(i)
Stone Stockholders' Meeting.........................................................................   3.16
Stone Tax Certificate...............................................................................   6.08
Stone Third Party Acquisition Event.................................................................   8.03(c)
Stone Voting Agreement..............................................................................   Recitals
Sub.................................................................................................   Preamble
Sub Common Stock....................................................................................   4.05(c)
Subsidiary..........................................................................................   2.01(b)
Superior Proposal...................................................................................   6.01(b)
Surviving Corporation...............................................................................   1.01(a)
Takeover Proposal...................................................................................   6.01(a)
Takeover Statute....................................................................................   3.19
Tax Return..........................................................................................   3.11(e)
Taxes...............................................................................................   3.11(e)
Taxing Authority....................................................................................   3.11(e)
Transaction Agreements..............................................................................   Article 3


                         AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER (this 'Agreement') dated as of May 10, 1998** among Jefferson Smurfit Corporation, a Delaware corporation ('JSC'), JSC Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of JSC ('Sub'), and Stone Container Corporation, a Delaware corporation ('Stone').
------------
** Text reflects Amendment No. 1 dated as of October 2, 1998 to the Agreement and Plan of Merger, but the Agreement and Plan of Merger dated as of May 10, 1998 has not been amended and restated.

                                   RECITALS

     WHEREAS, the Boards of Directors of JSC, Sub and Stone deem it advisable and in the best interests of each corporation and its respective stockholders that JSC and Stone enter into a strategic business combination in order to advance the long-term business interests of JSC and Stone, and have therefore approved this Agreement, the Merger (as hereinafter defined) and the other transactions contemplated by this Agreement; and

     WHEREAS, the combination of JSC and Stone shall be effected by the terms of this Agreement through a transaction in which Sub will merge with and into Stone, Stone will become a wholly-owned subsidiary of JSC and the common stockholders of Stone will become stockholders of JSC, which will be renamed Smurfit-Stone Container Corporation; and

     WHEREAS, as a condition and inducement to JSC's and Stone's willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, (i) Stone and certain stockholders of JSC, including Smurfit International B.V ('SIBV') and Morgan Stanley Leveraged Equity Fund II, Inc. ('MSLEF'), are entering into Voting Agreements dated as of the date of this Agreement in the forms attached hereto as Exhibits A and B (the 'JSC Voting Agreements'), pursuant to which such stockholders have agreed to vote their shares of JSC Common Stock in favor of the proposal to issue JSC Common Stock in the Merger and to amend the JSC certificate of incorporation as contemplated by
Section 1.04(a) hereof and (ii) JSC and the Chief Executive Officer of Stone are entering into a Voting Agreement dated as of the date of this Agreement in the form attached hereto as Exhibit C (the 'Stone Voting Agreement'), pursuant to which he has agreed to vote his shares of Stone Common Stock (as hereinafter defined) in favor of the proposal to approve and adopt the Merger and this Agreement and the amendments to the Stone certificate of incorporation contemplated hereby; and

     WHEREAS, it is intended that, for federal income tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the 'Code'); and

     WHEREAS, JSC, Sub and Stone desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties agree as follows:

                                   ARTICLE 1
                                   THE MERGER

     SECTION 1.01. The Merger. (a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as hereinafter defined), Sub shall be merged (the 'Merger') with and into Stone in accordance with the Delaware General Corporation Law (the 'DGCL'), whereupon the separate existence of Sub shall cease, and Stone shall continue as the surviving corporation (the 'Surviving Corporation').

     (b) Upon the terms and subject to the conditions of this Agreement, the closing of the Merger (the 'Closing') shall take place at 10:00 a.m. on a date to be specified by the parties (the 'Closing Date'), which date shall be no later than the second business day after satisfaction of the conditions set forth in Article 7, at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, unless another time, date or place is agreed to in writing by the parties hereto.

     (c) Upon the Closing, Stone and Sub will file a certificate of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is agreed by JSC and Stone and specified in the certificate of merger (the 'Effective Time').

     (d) The Merger shall have the effects set forth in Section 259 of the Delaware Law.

     SECTION 1.02. Certificate of Incorporation and Bylaws of the Surviving Corporation. Prior to the Effective Time, the certificate of incorporation of Stone shall be amended as set forth in Exhibit D-1. At the Effective Time, the certificate of incorporation of Stone, as in effect immediately prior to the Effective Time, shall be amended as set forth in Exhibit D-2 and, as so amended, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation. The bylaws of the Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation.

     SECTION 1.03. Directors and Officers of the Surviving Corporation. The directors of Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, and the officers of Stone immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed.

     SECTION 1.04. Boards, Committees and Officers of JSC. (a) The restated certificate of incorporation of JSC, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to read in its entirety as set forth in Exhibit E-1 and, as so amended and restated, such certificate of incorporation shall be the certificate of incorporation of JSC until thereafter changed or amended as provided therein or by applicable law.

     (b) The bylaws of JSC, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to read in its entirety as set forth in Exhibit E-2 and, as so amended and restated, such bylaws shall be the bylaws of JSC until thereafter changed or amended as provided therein or by applicable law.

     (c) From and after the Effective Time, certain governance matters will be as set forth in Exhibit E-3.

                                   ARTICLE 2
                            CONVERSION OF SECURITIES

     SECTION 2.01. Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any securities of Stone Common Stock or Sub:

          (a) Capital Stock of Sub. Each issued and outstanding share of capital stock of Sub shall be converted into and become 1,100,000 duly authorized, validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of the Surviving Corporation.

          (b) Cancellation of Treasury Stock and JSC-Owned Stock. Each share of common stock, par value $0.01 per share, of Stone ('Stone Common Stock'), together with any associated Right (as hereinafter defined), that is owned by Stone as treasury stock and each share of Stone Common Stock that is owned by JSC or any of its wholly owned Subsidiaries shall be canceled and retired and shall cease to exist, and no shares of JSC capital stock or other consideration shall be delivered in exchange therefor. For purposes of this Agreement other than Section 5.01, 'Subsidiary' means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which directly or indirectly at least 50% of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries. Solely for purposes of Section 5.01, 'Subsidiary' means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which directly or indirectly at least a majority of the securities or other interests having by their terms, subject to contractual or shareholder agreements existing as of the date hereof, ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries. Solely for purposes of the representations and warranties made by Stone in this Agreement, Abitibi-Consolidated Inc. and S&G Packaging Company, L.L.C. each will be deemed a Subsidiary of Stone but Stone's representations and warranties insofar as they relate to Abitibi-Consolidated Inc. and S&G Packaging Company, L.L.C. will be deemed to speak only as of the date hereof regardless of whether they are so limited. For purposes of this Agreement, 'Person' means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority (as hereinafter defined).

          (c) Conversion of Stone Common Stock. Subject to Section 2.02, each issued and outstanding share of Stone Common Stock, together with any associated Right (other than shares to be canceled pursuant to Section 2.01(b) or fractional shares for which cash will be paid pursuant to
     Section 2.02(e)), shall be converted into .99 shares (as adjusted pursuant to Section 2.01(e), the 'Exchange Ratio') of a duly authorized, validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of JSC ('JSC Common Stock'). All such shares of Stone Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive (i) certificates representing the number of whole shares of JSC Common Stock into which such shares have been converted, (ii) certain dividends and other distributions in accordance with Section 2.02(c) and (iii) cash in lieu of fractional shares of JSC Common Stock in accordance with Section 2.02(e).

          (d) Adjustment of Stone Preferred Stock. At the Effective Time, each issued and outstanding share of Series E Cumulative Convertible Exchangeable Preferred Stock, par value $0.01 per share, of Stone ('Stone Series E Preferred Stock') shall be convertible pursuant to its terms into the number of shares of JSC Common Stock that its holder would have received in the Merger had such holder converted such share of Stone Series E Preferred Stock immediately prior to the Effective Time.

          (e) Adjustment to Exchange Ratio. If, prior to the Effective Time, JSC shall declare a stock dividend or other similar distribution of shares of JSC Common Stock or securities convertible into shares of JSC Common Stock, or effect a stock split, reclassification, recapitalization, stock combination or other change with respect to the JSC Common Stock, the Exchange Ratio shall be appropriately adjusted to reflect such dividend, distribution, stock split, reclassification, recapitalization, stock combination or other change. Notwithstanding anything herein to the contrary, the Exchange Ratio shall not be adjusted as a result of the Pulp Co. Transaction (as defined and described in Section 5.01 of the Stone Disclosure Schedule).

     SECTION 2.02. Exchange of Certificates. The procedures for exchanging outstanding shares of Stone Common Stock for JSC Common Stock pursuant to the Merger shall be as follows:

          (a) Exchange Agent. Prior to or at the Effective Time, JSC shall deposit with an exchange agent as may be designated by JSC and reasonably acceptable to Stone (the 'Exchange Agent'), for the benefit of the holders of shares of Stone Common Stock, for exchange in accordance with this
     Section 2.02, certificates representing the shares of JSC Common Stock issuable pursuant to Section 2.01 in exchange for outstanding shares of Stone Common Stock and shall from time to time deposit cash in an amount required to be paid pursuant to subsections (c) and (e) of this Section
     2.02 (such shares of JSC Common Stock and cash being hereinafter referred to as the 'Exchange Fund').

          (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Stone Common Stock (each a 'Certificate' and, collectively, the 'Certificates') whose shares were converted into shares of JSC Common Stock pursuant to Section 2.01, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as JSC and Stone may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of JSC Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate or certificates representing that whole number of shares of JSC Common Stock which such holder has the right to receive pursuant to the provisions of this Article 2 in such denominations and registered in such names as such holder may request and (y) a check representing the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive pursuant to the provisions of this Article 2, after giving effect to any required withholding tax. In the event of a transfer of ownership of shares of Stone Common Stock which is not registered on the transfer records of Stone, a certificate representing the proper number of shares of JSC Common Stock, together with a check for the cash to be paid in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, may be issued to such transferee if the Certificate representing such shares of Stone Common Stock held by such transferee is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

          (c) Distributions with Respect to Unexchanged Shares. Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared or made after the Effective Time with respect to any shares of JSC Common Stock having a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate, and no cash payment in lieu of fractional shares shall be paid to any such holder, until the holder of such Certificate shall surrender such Certificate as provided in this
     Section 2.02. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of JSC Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of JSC Common Stock to which such holder is entitled pursuant to subsection (e) of this
     Section 2.02 and the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of JSC Common Stock, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of JSC Common Stock, less the amount of any withholding taxes which may be required thereon.

          (d) No Further Ownership Rights in Stone Common Stock. All shares of JSC Common Stock issued upon the surrender for exchange of shares of Stone Common Stock in accordance with the terms hereof (including any cash paid pursuant to this Article 2) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Stone Common Stock, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by Stone on such shares of Stone Common Stock on or prior to the date hereof and which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Stone Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 2.02.

          (e) No Fractional Shares. No certificate or scrip representing fractional shares of JSC Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to exercise any rights of a stockholder of JSC. Notwithstanding any other provision of this Agreement, each holder of shares of Stone Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of JSC Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of JSC Common Stock multiplied by the last reported sale price of JSC Common Stock, as reported on The New York Stock Exchange (the 'NYSE') Composite Tape or The Nasdaq National Market (the 'Nasdaq'), as the case may be, on the last full trading day immediately preceding the Closing Date.

          (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the stockholders of Stone for one year after the Effective Time shall be delivered to JSC, and any stockholders of Stone who have not previously complied with this Section 2.02 shall thereafter look only to JSC for payment of their claim for shares of JSC Common Stock, any cash in lieu of fractional shares of JSC Common Stock and any dividends or distributions with respect to JSC Common Stock.

          (g) No Liability. Neither JSC nor the Surviving Corporation shall be liable to any holder of shares of Stone Common Stock or JSC Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) of JSC Common Stock or cash from the Exchange Fund delivered to a public official as required by any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any shares of JSC Common Stock, any dividends or distributions with respect thereto, or any cash in lieu of fractional shares in respect of such Certificate would otherwise escheat to or become the property of any Governmental Authority), any such shares, dividends or distributions or cash in respect of such Certificate shall, to the extent permitted by applicable laws, become the property of JSC, free and clear of all claims or interest of any Person previously entitled thereto.

          (h) Missing Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact and the providing of an appropriate indemnity or surety bond by the Person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of JSC Common Stock, dividends and distributions and cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

                                   ARTICLE 3
                    REPRESENTATIONS AND WARRANTIES OF STONE

     Stone represents and warrants to JSC and Sub that the statements contained in this Article 3 are true and correct, except as set forth in the disclosure schedule delivered by Stone to JSC prior to execution of this Agreement (the 'Stone Disclosure Schedule') or in the Stone SEC Reports (as hereinafter defined) filed prior to the date of this Agreement or as otherwise expressly contemplated by this Agreement, the Registration Rights Agreement, the JSC Voting Agreements, the Stone Voting Agreement, the Stock Purchase Agreement (the 'Stock Purchase Agreement') dated as of the date hereof among Jefferson Smurfit Group plc ('JSG'), SIBV, MSLEF, JSC and certain other JSC stockholders or the Voting Agreement dated as of the date hereof among SIBV, MSLEF and Mr. Roger Stone (collectively, the 'Transaction Agreements'). For purposes of this Agreement, 'Stone Material Adverse Effect' means a material adverse effect (i) on the business, properties, assets, liabilities (contingent or otherwise) or financial condition of Stone and its Subsidiaries, taken as a whole, or (ii) on the ability of Stone to perform its obligations under or to consummate the transactions contemplated by this Agreement, other than effects caused by (x) changes resulting from the announcement of this Agreement and the proposed consummation of the Merger and the other transactions contemplated by this Agreement or (y) changes resulting from conditions affecting the containerboard or newsprint industries generally.

     SECTION 3.01. Organization and Power. Each of Stone and its Subsidiaries is a corporation, partnership or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, and has the requisite corporate or other power and authority and governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be in good standing or have such power, authority or approvals would not, individually or in the aggregate, be reasonably expected to have a Stone Material Adverse Effect. Each of Stone and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, be reasonably expected to have a Stone Material Adverse Effect.

     SECTION 3.02. Corporate Authorization. The execution and delivery by Stone of this Agreement, and the consummation by Stone of the transactions contemplated hereby, are within Stone's corporate powers and, except as set forth in the next succeeding sentence of this Section 3.02, have been duly authorized by all necessary corporate action. The affirmative vote of two-thirds of the outstanding shares of Stone Common Stock is the only vote of any class or series of Stone's capital stock necessary to approve and adopt this Agreement and the transactions contemplated by this Agreement (other than the amendment to the Stone certificate of incorporation), and the affirmative vote of a majority of the outstanding shares of Stone Common Stock is the only vote of any class or series of Stone capital stock necessary to approve the amendments to the Stone certificate of incorporation contemplated by Section 1.02 hereof. This Agreement has been duly executed and delivered by Stone and, subject to the receipt of the approval described in the immediately preceding sentence in the case of this Agreement, constitutes a legal, valid and binding agreement of Stone, enforceable against Stone in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors' rights generally from time to time in effect and to general principles of equity, regardless of whether in a proceeding at equity or at law).

     SECTION 3.03. Governmental Authorization. The execution and delivery by Stone of this Agreement, and the consummation by Stone of the transactions contemplated hereby, require no action by or in respect of, or filing with, any federal, state or local government or any court, administrative agency or commission or other governmental agency or authority, whether domestic or foreign (a 'Governmental Authority'), other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Stone is qualified to do business; (ii) the filing of a certificate of amendment to the Stone certificate of incorporation with respect to the amendments contemplated by Section 1.02, (iii) compliance with any applicable requirements of (x) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the 'HSR Act'), (y) laws, rules and regulations analogous to the HSR Act existing in foreign jurisdictions, including but not limited to the European Union and Canada and
(z) the Investment Canada Act; (iv) compliance with any applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the 'Securities Act'); (v) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the 'Exchange Act'); (vi) compliance with any other applicable securities laws; (vii) compliance with any environmental, health or safety law or regulation requiring any notification, disclosure or approval in connection with the Merger; (viii) actions or filings which, if not taken or made, would not, individually or in the aggregate, be reasonably expected to have a Stone Material Adverse Effect; and (ix) filings and notices not required to be made or given until after the Effective Time.

     SECTION 3.04. Non-Contravention. The execution and delivery of this Agreement by Stone does not, and the consummation of the transactions contemplated hereby will not, (i) conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Stone,
(ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which Stone or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to the consents, approvals, orders, authorizations, filings and registrations contemplated by
Section 3.03, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Stone or any of its Subsidiaries or any of their respective properties or assets, except in the case of clause (ii) for any such violations, breaches, defaults, terminations, cancellations or accelerations which would not, individually or in the aggregate, be reasonably expected to have a Stone Material Adverse Effect.

     SECTION 3.05. Capitalization. (a) The authorized capital stock of Stone consists of 200,000,000 shares of Stone Common Stock and 10,000,000 shares of Preferred Stock, par value $0.01 per share ('Stone Preferred Stock'), of which 2,000,000 shares have been designated Series D Junior Participating Preferred Stock ('Stone Series D Preferred Stock') and 4,600,000 shares have been designated Stone Series E Preferred Stock. As of April 27, 1998, (i) 99,717,665 shares of Stone Common Stock were issued and outstanding, (ii) 134,529 shares of Stone Common Stock were held in the treasury of Stone or by Subsidiaries of Stone, (iii) 4,640,926 shares of Stone Common Stock were reserved for issuance pursuant to the Stone Employee Plans and the Stone Benefit Arrangements (as hereinafter defined), (iv) 4,599,300 shares of Stone Series E Preferred Stock were issued and outstanding, (v) no shares of Stone Series D Preferred Stock were issued and outstanding, (vi) 2,000,000 shares of Stone Series D Preferred Stock were reserved for issuance under the Rights Agreement dated as of July 25, 1988 between Stone and The First National Bank of Chicago, as amended (the 'Rights Agreement'), and (vii) 6,408,122 shares of Stone Common Stock were reserved for issuance upon the conversion of Stone's 8.875% Convertible Senior Subordinated Notes ('Convertible Notes') and Stone's 6.75% Convertible Subordinated Debentures ('Convertible Debentures'). No change in such capitalization has occurred since such date except as permitted and contemplated by Section 5.01(d). All outstanding shares of Stone capital stock are, and all shares of Stone Common Stock and Stone Preferred Stock subject to issuance as specified above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be, duly authorized, validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of Stone or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Stone Common Stock or Stone Preferred Stock or the capital stock of any Stone Subsidiary or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary. All of the outstanding shares of capital stock of, or other equity interests in, each of Stone's Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable and, except for director's qualifying shares, are owned directly or indirectly by Stone, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares or other equity interests). For purposes of this Agreement, 'Lien' means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

     (b) Except as set forth in Section 3.05(a), there are no equity securities of any class of Stone, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in Section 3.05(a), there are no options, warrants, securities, calls, rights, commitments or agreements of any character to which Stone or any of its Subsidiaries is a party or by which any of them are bound obligating Stone or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Stone or any of its Subsidiaries or obligating Stone or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. There are no voting trusts or other agreements or understandings with respect to the shares of capital stock of Stone to which Stone is a party.

     SECTION 3.06. SEC Filings; Financial Statements. (a) Stone has filed all required reports, schedules, forms, statements and other documents with the Securities and Exchange Commission (the 'SEC') since December 31, 1994 (the 'Stone SEC Reports').

     (b) As of its filing date, each Stone SEC Report filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that such statements have been modified or superseded by a later filed Stone SEC Report.

     (c) Each Stone SEC Report that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act as of the date such registration statement or amendment became effective did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that such statements have been modified or superseded by a later filed Stone SEC Report.

     (d) The consolidated financial statements (including, in each case, any related notes) contained in the Stone SEC Reports complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted for presentation in Quarterly Reports on Form 10-Q), and fairly presented in all material respects (subject in the case of unaudited statements to normal, recurring audit adjustments) the consolidated financial position of Stone and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated. The audited balance sheet of Stone as of December 31, 1997 is referred to herein as the 'Stone Balance Sheet'.

     SECTION 3.07. No Undisclosed Liabilities. Stone and its Subsidiaries do not have any liabilities or obligations of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

          (a) liabilities or obligations which would not, individually or in the aggregate, be reasonably expected to have a Stone Material Adverse Effect;

          (b) liabilities or obligations disclosed or provided for in the Stone Balance Sheet or in the notes thereto or in the Stone SEC Reports filed prior to the date hereof;

          (c) liabilities or obligations under this Agreement or incurred in connection with the transactions contemplated by this Agreement; or

          (d) liabilities or obligations incurred since December 31, 1997 in the ordinary course of business consistent with past practices.

     SECTION 3.08. Litigation. There is no action, suit, investigation or proceeding pending against, or to the knowledge of Stone, threatened against or affecting, Stone or any of its Subsidiaries or any of their respective properties before any Governmental Authority which, individually or in the aggregate, would be reasonably expected to have a Stone Material Adverse Effect.

     SECTION 3.09. Absence of Certain Changes or Events. Since the date of the Stone Balance Sheet, except as contemplated by or as disclosed in this Agreement, Stone and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (a) any Stone Material Adverse Effect or any event or development (including in connection with the Merger) that would, individually or in the aggregate, reasonably be expected to have a Stone Material Adverse Effect, (b) any event that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the performance of this Agreement by Stone, or (c) any action taken by Stone or any of its Subsidiaries during the period from the date of the Stone Balance Sheet through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.01.

     SECTION 3.10. Compliance with Laws; No Default; No Non-Competes. (a) Neither Stone nor any of its Subsidiaries is in violation of or has violated or failed to comply with any statute, law, ordinance, regulation, rule, judgment, decree, order, writ, injunction, permit or license or other authorization or approval of any Governmental Authority applicable to its business or operations, except for violations and failures to comply that would not, individually or in the aggregate, be reasonably expected to result in a Stone Material Adverse Effect.

     (b) Each material agreement, contract or commitment to which Stone or any of its Subsidiaries is a party and which can reasonably be expected to require the payment of money in excess of $10,000,000 per annum ('Stone Material Contracts') is a valid, binding and enforceable obligation of Stone or such Subsidiary and in full force and effect, except where the failure to be valid, binding and enforceable and in full force and effect would not, individually or in the aggregate, be reasonably expected to have a Stone Material Adverse Effect. None of Stone or any of its Subsidiaries is in default or violation of any term, condition or provision of (i) its respective certificate of incorporation or by-laws or similar organizational documents or (ii) any Stone Material Contract, except in the case of clause (ii) for any defaults or violations that would not, individually or in the aggregate, be reasonably expected to have a Stone Material Adverse Effect.

     (c) Neither Stone nor any of its Subsidiaries is a party to any agreement that expressly limits the ability of Stone or such Subsidiary to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time except to the extent that any such limitation would not, individually or in the aggregate, be reasonably expected to have a JSC Material Adverse Effect after giving effect to the Merger.

     SECTION 3.11. Taxes. (a) Each of Stone and its Subsidiaries has timely filed (or has had timely filed on its behalf) or will file or cause to be timely filed, all material Tax Returns required by applicable law to be filed by it prior to or as of the Effective Time, and all such material Tax Returns are, or will be at the time of filing, complete in all material respects.

     (b) Each of Stone and its Subsidiaries has paid (or has had paid on its behalf) or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) or will establish or cause to be established in accordance with generally accepted accounting principles on or before the Effective Time an adequate accrual for the payment of, all material Taxes due with respect to any period ending prior to or as of the Effective Time.

     (c) The federal income Tax Returns of Stone and its Subsidiaries have been examined and settled with the Internal Revenue Service (the 'IRS') (or the applicable statutes of limitation for the assessment of federal income Taxes for such periods have expired) for all years through 1992, except for the years 1986, 1987 and 1988 which are currently in appeals.

     (d) There are no material Tax claims pending against Stone or any of its Subsidiaries and Stone does not know of any threatened claim for material Tax deficiencies or any basis for such claims, no material issues have been raised in writing in any examination by any taxing authority with respect to Stone or any of its Subsidiaries which, by application of similar principles, reasonably could be expected to result in a material proposed deficiency for any other period not so examined, and there is not now in force any waiver or agreement by Stone or any of its Subsidiaries for the extension of time for the assessment of any material Tax, nor has any such waiver or agreement been requested in writing by any taxing authority. Neither Stone nor any of its Subsidiaries has any liability with respect to any material United States federal, state, local, foreign or other Taxes of any corporation or entity other than Stone and its Subsidiaries.

     (e) No transaction contemplated by this Agreement is subject to withholding under Section 1445 of the Code.

     (f) Neither Stone nor any of its Subsidiaries, nor any of its other Affiliates, (i) has taken any action, agreed to take any action, or failed to take any action, or (ii) has knowledge of any fact or circumstance that (without regard to any action taken or agreed to be taken by JSC or any of its Affiliates) could reasonably be expected to cause the Merger to fail to qualify as a 'reorganization' within the meaning of Section 368(a) of the Code.

     (g) 'Taxes' shall mean any and all taxes, charges, fees, levies or other assessments, including income, gross receipts, excise, real or personal property, sales, withholding, social security, retirement, unemployment, occupation, use, goods and services, service use, license, value added, capital, net worth, payroll, profits, withholding, franchise, transfer and recording taxes, fees and charges, and any other taxes, assessment or similar charges imposed by the IRS or any taxing authority (whether domestic or foreign including any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)) (a 'Taxing Authority'), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest whether paid or received, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments. 'Tax Return' shall mean any report, return, document, declaration or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

     SECTION 3.12. Intellectual Property. (a) Stone and its Subsidiaries own, or are licensed or otherwise possess legally enforceable rights and are otherwise legally entitled to use, all patents, trade secrets, trademarks, trade names, service marks, copyrights and mask works, all applications for and registrations of such patents, trademarks, trade names, service marks, copyrights and mask works, and all processes, formulae, methods, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are necessary to conduct the business of Stone and its Subsidiaries as currently conducted (the 'Stone Intellectual Property Rights') except to the extent that the failure to have such rights would not, individually or in the aggregate, be reasonably expected to have a Stone Material Adverse Effect.

     (b) Neither Stone nor any of its Subsidiaries is or will be as a result of the execution and delivery of this Agreement, or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Stone Intellectual Property Rights or any license, sublicense or other agreement pursuant to which Stone or any of its Subsidiaries is authorized to use any third party patents, trademarks or copyrights, including software, which are used in the manufacture of, incorporated in, or form a part of any product of Stone or any of its Subsidiaries, except for breaches which, individually or in the aggregate, would not be reasonably expected to have a Stone Material Adverse Effect.

     (c) All patents, registered and common law trademarks, service marks and copyrights held by Stone or any of its Subsidiaries which are material to the business of Stone and its Subsidiaries are valid and enforceable. Neither Stone nor any of its Subsidiaries (i) has been sued in any suit, action or proceeding which involves a claim of infringement of any patent, trade secret, trademark, service mark or copyright or the violation of any trade secret or other proprietary right of any third party or (ii) has any knowledge that the manufacturing, importation, marketing, licensing, sale, offer for sale, or use of any of its products infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party, which infringement, individually or in the aggregate, would be reasonably expected to have a Stone Material Adverse Effect.

     SECTION 3.13. Environmental Matters. (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Stone Material Adverse
Effect:

          (i) no notice, demand, request for information, request for an investigation, notice of violation, citations, summons, claim, complaint or order has been received by, or, to Stone's knowledge, is pending or threatened by any Person against, Stone or any of its Subsidiaries nor has any material penalty been assessed or, to Stone's knowledge, is pending or threatened against Stone or any of its Subsidiaries with respect to any matters relating to Stone or any of its Subsidiaries and relating to or arising out of Environmental Laws;

          (ii) no property now or previously owned, leased or operated by Stone or any of its Subsidiaries nor any property to which Stone or any of its Subsidiaries has, directly or indirectly, transported or arranged for the transportation of any Hazardous Substance is listed or, to Stone's knowledge, proposed for listing on any federal, state, local or foreign list of sites requiring investigation or clean-up;

          (iii) to Stone's knowledge, no Hazardous Substance has been discharged, emitted, released or is present at any property now or previously owned, leased or operated by Stone or any of its Subsidiaries in a manner that violated, or that is required to be investigated, remediated or removed pursuant to, Environmental Laws;

          (iv) there are no liabilities of or relating to Stone or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, arising under or relating to Environmental Laws; and

          (v) Stone and its Subsidiaries have or have applied for all permits or licenses necessary to operate their facilities in material compliance with Environmental Laws and are currently in material compliance with Environmental Laws.

     (b) For purposes of this Agreement, the following terms shall have the meanings set forth below:

          (i) 'Environmental Laws' means any applicable federal, state, local and foreign statutes, laws, judicial decisions, regulations, rules, codes, injunctions, permits, licenses, approvals, agreements or governmental restrictions, each as in effect on or prior to the Closing Date, relating to protection of the environment or human health and safety or to the manufacture, use, treatment, storage, disposal or handling of, or to emissions, discharges or releases of, pollutants, contaminants, wastes or other hazardous substances into the environment.

          (ii) 'Hazardous Substance' means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive or otherwise hazardous substance, waste, or material, including without limitation petroleum, its derivatives, by-products and other hydrocarbons, which in any event is regulated under Environmental Laws.

     SECTION 3.14. Employee Benefits and Labor Matters. (a) The Stone Disclosure Schedule contains a list identifying each 'employee benefit plan' (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ('ERISA')), which is subject to any provision of ERISA and is maintained, administered or contributed to by Stone or any of its Affiliates and covers any employee or former employee of Stone or any of its Subsidiaries or under which Stone or any of its Subsidiaries has any liability. Copies of such plans (and, if applicable, related trust agreements) and all amendments thereto have been made available to JSC together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) prepared in connection with any such plan and the three most recent actuarial valuation reports prepared in connection with any such plan. Such plans are referred to collectively herein as the 'Stone Employee Plans'. The only Stone Employee Plans which individually or collectively would constitute an 'employee pension benefit plan' (as defined in Section 3(2) of ERISA) are identified as such in the list referred to above.

     (b) No 'accumulated funding deficiency' (as defined in Section 412 of the Code) has been incurred with respect to any Stone Employee Plan subject to Title IV of ERISA, whether or not waived. No 'reportable event' (within the meaning of Section 4043 of ERISA) and no event described in Section 4041, 4042, 4062 or 4063 of ERISA has occurred in connection with any Stone Employee Plans other than any reportable event which would not, individually or in the aggregate, be reasonably expected to have a Stone Material Adverse Effect. No condition exists and no event has occurred that could constitute grounds for termination of any Stone Employee Plans other than any such terminations that would not, individually or in the aggregate, be reasonably expected to have a Stone Material Adverse Effect. Neither Stone nor any Stone ERISA Affiliate has any material unsatisfied liability under Title IV of ERISA in connection with the termination of, or complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA. Nothing done or omitted to be done and no transaction or holding of any asset under or in connection with any Stone Employee Plan has or will make Stone or any of its Subsidiaries or any officer or director of Stone or any of its Subsidiaries subject to any liability under Title I of ERISA or liable for any tax pursuant to Section 4975 of the Code that would, individu-ally or in the aggregate, be reasonably expected to have a Stone Material Adverse Effect. For purposes of this Section, 'Stone ERISA Affiliate' means any other Person which, together with Stone, would be treated as a single employer under Section 414 of the Code.

     (c) Each Stone Employee Plan that is intended to be qualified under
Section 401(a) of the Code has received a determination letter from the IRS that it is so qualified and, to the knowledge of Stone, is so qualified and has been so qualified during the period since its adoption. To the knowledge of Stone, each trust created under any such Stone Employee Plan is exempt from tax under
Section 501(a) of the Code and, to the knowledge of Stone, has been so exempt since its creation. Stone has made available to JSC the most recent determination letter of the IRS relating to each such Stone Employee Plan. Each Stone Employee Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including, but not limited to, ERISA and the Code, which are applicable to such Stone Employee Plan, excluding any instances of non-compliance that would not, individually or in the aggregate, be reasonably expected to have a Stone Material Adverse Effect.

     (d) The Stone Disclosure Schedule contains a list of each material employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which is not a Stone Employee Plan, is entered into, maintained or contributed to, as the case may be, by Stone or any of its Affiliates and covers any employee or former employee of Stone or any of its Subsidiaries. Such contracts, plans and arrangements as are described above, copies or descriptions of all of which have been furnished previously to JSC, are referred to collectively herein as the 'Stone Benefit Arrangements'. Each Stone Benefit Arrangement has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Stone Benefit Arrangement, excluding any instances of non-compliance that would not, individually or in the aggregate, be reasonably expected to have a Stone Material Adverse Effect.

     (e) No Stone Employee Plan, Stone Benefit Arrangement or related document contains any provision that would prevent Stone or any of its Subsidiaries from amending or terminating any post-retirement health, medical or life insurance benefits and, to the knowledge of Stone, no agent or representative of Stone or any of its Affiliates has made any statements that would limit the ability of Stone or any of its Subsidiaries to amend or terminate any such benefits.

     (f) There has been no amendment to, written interpretation or announcement (whether or not written) by Stone or any of its Affiliates relating to, or change in employee participation or coverage under, any Stone Employee Plans or Stone Benefit Arrangement which would increase materially the expense of maintaining such Stone Employee Plans or Stone Benefit Arrangement above the level of the expense incurred in respect thereof for the fiscal year ended on the closing date of the Stone Balance Sheet.

     (g) The execution of, and the performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Stone Employee Plan, Stone Benefit Arrangement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former employee, director or consultant of Stone or any of its Subsidiaries, or result in the triggering or imposition of any restrictions or limitations on the right of JSC, Stone or any of its Subsidiaries to amend or terminate any Stone Employee Plans and receive the full amount of any excess assets remaining or resulting from such amendment or termination, subject to applicable taxes. There is no contract, agreement, plan or arrangement covering any employee or former employee of Stone or any of its Subsidiaries that, individually or in the aggregate, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Sections 162(a)(1), 162(i)(2) or 280G of the Code.

     (h) No work stoppage, labor strike or slowdown against Stone or any of its Subsidiaries is pending or threatened. Neither Stone nor any of its Subsidiaries is involved in or threatened with any labor dispute or grievance which, individually or in the aggregate, has had or would be reasonably expected to have a Stone Material Adverse Effect. To the knowledge of Stone there is no organizing effort or representation question at issue with respect to any employee of Stone or any of its Subsidiaries. No collective bargaining agreement to which Stone or any of its Subsidiaries is or may be a party is currently under negotiation or renegotiation and no existing collective bargaining agreement is due for expiration, renewal or renegotiation within the one year period after the date hereof.

     SECTION 3.15. Transactions with Affiliates. Since the date of Stone's last proxy statement prior to the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between Stone or its Subsidiaries, on the one hand, and Stone's Affiliates (other than wholly-owned Subsidiaries of Stone) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act. For purposes of this Agreement, 'Affiliate', when used with respect to any Person, means any other Person directly or indirectly controlling, controlled by, or under common control with such Person. As used in the definition of 'Affiliate', the term 'control' means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

     SECTION 3.16. Information Supplied. The information supplied by Stone for inclusion in the registration statement on Form S-4 or any amendment or supplement thereto pursuant to which shares of JSC Common Stock issuable in the Merger will be registered with the SEC (the 'Registration Statement') shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Stone for inclusion in the joint proxy statement/prospectus or any amendment or supplement thereto (the 'Proxy Statement') to be sent to the stockholders of Stone in connection with their meeting to consider this Agreement and the Merger and the amendments to the Stone certificate of incorporation contemplated by Section 1.02 hereof (the 'Stone Stockholders' Meeting') and to the stockholders of JSC in connection with their meeting to consider the issuance of shares of JSC Common Stock in the Merger and the amendments to the JSC certificate of incorporation contemplated by Section 1.04(a) hereof (the 'JSC Stockholders' Meeting' and together with the Stone Stockholders' Meeting, the 'Stockholders' Meetings') shall not, on the date the Proxy Statement is first mailed to the stockholders of Stone and JSC or at the time of the Stockholders' Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     SECTION 3.17. Opinion of Financial Advisor. The financial advisor of Stone, Salomon Smith Barney, has delivered to Stone a written opinion dated the date of this Agreement to the effect that the Exchange Ratio is fair from a financial point of view to the common stockholders of Stone. Stone has delivered to JSC a copy of such opinion.

     SECTION 3.18. Finders' Fees. Except for Salomon Smith Barney, a copy of whose engagement agreement has been provided to JSC, no investment banker, broker, finder, other intermediary or other Person is entitled to any investment banking, broker's, finder's or similar fee or commission from Stone or any of its Subsidiaries upon consummation of the transactions contemplated by this Agreement.

     SECTION 3.19. Takeover Statutes. The Board of Directors of Stone has approved the Merger and this Agreement, and such approval is sufficient to render inapplicable to the Merger, this Agreement and the transactions contemplated by this Agreement the provisions of Section 203 of the DGCL. To the best of Stone's knowledge, no other 'fair price', 'moratorium', 'control share acquisition' or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (each, a 'Takeover Statute') applicable to Stone or any of its Subsidiaries is applicable to the Merger or the other transactions contemplated hereby.

     SECTION 3.20. Rights Agreement. Stone has amended the Rights Agreement to
(i) extend its final maturity date to December 31, 1998, (ii) render the Rights Agreement inapplicable to the Merger and the other transactions contemplated by this Agreement and (iii) provide that JSC shall not be deemed an Acquiring Person (as defined in the Rights Agreement), the Distribution Date (as defined in the Rights Agreement) shall not be deemed to occur and the rights issuable pursuant to the Rights Agreement (the 'Rights') will not separate from the shares of Stone Common Stock, as a result of entering into this Agreement or consummating the Merger and the other transactions contemplated hereby, and, except as otherwise provided herein, such amended Rights Agreement may not be further amended by Stone without the prior written consent of JSC in its sole discretion.

     SECTION 3.21. Non-Recourse Debt and Obligations. Stone has no guarantees, keep-well arrangements nor any liabilities with respect to the indebtedness of the Stone entities listed in Section 3.21 of the Stone Disclosure Schedule, and, except as provided therein, has no continuing financial or commercial obligations to such entities, including with respect to the support or funding of such entities.

                                   ARTICLE 4
                 REPRESENTATIONS AND WARRANTIES OF JSC AND SUB

     JSC and Sub represent and warrant to Stone that the statements contained in this Article 4 are true and correct, except as set forth in the disclosure schedule delivered by JSC to Stone prior to the execution of this Agreement (the 'JSC Disclosure Schedule') or in the JSC SEC Reports (as hereinafter defined) filed prior to the date of this Agreement or as otherwise expressly contemplated by the Transaction Agreements. For purposes of this Agreement, 'JSC Material Adverse Effect' means a material adverse effect (i) on the business, properties, assets, liabilities (contingent or otherwise) or financial condition of JSC and its Subsidiaries, taken as a whole, or (ii) on the ability of JSC or Sub to perform their respective obligations under or to consummate the transactions contemplated by this Agreement, other than effects caused by (x) changes resulting from the announcement of this Agreement and the proposed consummation of the Merger and the other transactions contemplated by this Agreement or (y) changes resulting from conditions affecting the containerboard or newsprint industries generally.

     SECTION 4.01. Organization and Power. Each of JSC and its Subsidiaries is a corporation, partnership or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, and has the requisite corporate or other power and authority and governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be in good standing or have such power, authority or approvals would not, individually or in the aggregate, be reasonably expected to have a JSC Material Adverse Effect. Each of JSC and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, be reasonably expected to have a JSC Material Adverse Effect.

     SECTION 4.02. Corporate Authorization. The execution and delivery by JSC and Sub of this Agreement and by JSC of the Registration Rights Agreement dated the date hereof among JSC, SIBV, MSLEF and certain other JSC stockholders (the 'Registration Rights Agreement') in substantially the form attached hereto as Exhibit F, and the consummation by JSC and Sub of the transactions contemplated hereby and thereby, are within the corporate powers of JSC and Sub and, except as set forth in the next succeeding sentence, have been duly authorized by all necessary corporate action. The affirmative vote of a majority of the outstanding shares of JSC Common Stock present in person or by proxy at the JSC Stockholders' Meeting is the only vote of any class or series of JSC capital stock necessary to approve the issuance of JSC Common Stock in the Merger, and the affirmative vote of two-thirds of the outstanding shares of JSC Common Stock is the only vote of any class or series of JSC capital stock necessary to effect the amendments to the JSC certificate of incorporation contemplated by
Section 1.04(a) hereof. This Agreement has been duly executed and delivered by JSC and Sub and, subject to the receipt of the approval described in the immediately preceding sentence, constitutes a legal, valid and binding agreement of JSC and Sub, enforceable against JSC and Sub in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors' rights generally from time to time in effect and to general principles of equity, regardless of whether in a proceeding at equity or at law). The Registration Rights Agreement has been duly executed and delivered by JSC and constitutes a legal, valid and binding agreement of JSC, enforceable against JSC in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors' rights generally from time to time in effect and to general principles of equity, regardless of whether in a proceeding at equity or at law). The shares of JSC Common Stock issued pursuant to the Merger, when issued in accordance with the terms hereof, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

     SECTION 4.03. Governmental Authorization. The execution and delivery by JSC and Sub of this Agreement and by JSC of the Registration Rights Agreement, and the consummation by JSC and Sub of the transactions contemplated hereby and thereby, require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which JSC is qualified to do business; (ii) the filing of an amended and restated certificate of incorporation of JSC with respect to the amendments contemplated by Section 1.04(a) hereof; (iii) compliance with any applicable requirements of (x) the HSR Act, (y) laws, rules and regulations analogous to the HSR Act existing in foreign jurisdictions, including but not limited to the European Union and Canada and (z) the Investment Canada Act; (iv) compliance with any applicable requirements of the Securities Act; (v) compliance with any applicable requirements of the Exchange Act; (vi) compliance with any other applicable securities laws; (vii) compliance with any environmental, health or safety law or regulation requiring any notification, disclosure or approval in connection with the Merger; (viii) actions or filings which, if not taken or made, would not, individually or in the aggregate, be reasonably expected to have a JSC Material Adverse Effect; and (ix) filings and notices not required to be made or given until after the Effective Time.

     SECTION 4.04. Non-Contravention. The execution and delivery of this Agreement by JSC and Sub, and the execution and delivery of the Registration Rights Agreement by JSC, does not, and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of JSC or Sub, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which JSC or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to the consents, approvals, orders, authorizations, filings and registrations contemplated by Sections 4.02 and 4.03, violate any order, writ, injunction, decree, statute, rule or regulation applicable to JSC or any of its Subsidiaries or any of their respective properties or assets, except in the case of clause
(ii) for any such violations, breaches, defaults, terminations, cancellations or accelerations which would not, individually or in the aggregate, be reasonably expected to have a JSC Material Adverse Effect.

     SECTION 4.05. Capitalization. (a) The authorized capital stock of JSC consists of 250,000,000 shares of JSC Common Stock and 50,000,000 shares of Preferred Stock, par value $0.01 per share ('JSC Preferred Stock'). As of April 30, 1998, (i) 110,997,184 shares of JSC Common Stock were issued and outstanding, (ii) no shares of JSC Common Stock were held in the treasury of JSC or by Subsidiaries of JSC, (iii) 8,353,848 shares of JSC Common Stock were reserved for issuance pursuant to the JSC Employee Plans and the JSC Benefit Arrangements and (iv) no shares of JSC Preferred Stock were issued and outstanding. No change in such capitalization has occurred since such date except as permitted or contemplated by Section 5.02(d). All outstanding shares of JSC capital stock are, and all shares of JSC Common Stock subject to issuance as specified above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be, duly authorized, validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of JSC or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of JSC Common Stock or JSC Preferred Stock or the capital stock of any JSC Subsidiary or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary. All of the outstanding shares of capital stock of, or other equity interests in, each of JSC's Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable and, except for director's qualifying shares, are owned directly or indirectly by JSC, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares or other equity interests).

     (b) Except as set forth in Section 4.05(a), there are no equity securities of any class of JSC, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in Section 4.05(a) and as contemplated by this Agreement, there are no options, warrants, securities, calls, rights, commitments or agreements of any character to which JSC or any of its Subsidiaries is a party or by which any of them are bound obligating JSC or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of JSC or any of its Subsidiaries or obligating JSC or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. There are no voting trusts or other agreements or understandings with respect to the shares of capital stock of JSC to which JSC is a party.

     (c) The authorized capital stock of Sub consists solely of 100 shares of capital stock, par value $0.01 per share ('Sub Common Stock'), all of which shares, as of the date hereof, are issued and outstanding and held by JSC free and clear of all Liens.

     SECTION 4.06. SEC Filings; Financial Statements. (a) JSC has filed all required reports, schedules, forms, statements and other documents with the SEC since December 31, 1994 (the 'JSC SEC Reports').

     (b) As of its filing date, each JSC SEC Report filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that such statements have been modified or superseded by a later filed JSC SEC Report.

     (c) Each JSC SEC Report that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act as of the date such registration statement or amendment became effective did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that such statements have been modified or superseded by a later filed JSC SEC Report.

     (d) The consolidated financial statements (including, in each case, any related notes) contained in the JSC SEC Reports complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted for presentation in Quarterly Reports on Form 10-Q), and fairly presented in all material respects (subject in the case of unaudited statements to normal, recurring audit adjustments) the consolidated financial position of JSC and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated. The audited balance sheet of JSC as of December 31, 1997 is referred to herein as the 'JSC Balance Sheet'.

     SECTION 4.07. No Undisclosed Liabilities. JSC and its Subsidiaries do not have any liabilities or obligations of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

          (a) liabilities or obligations which would not, individually or in the aggregate, be reasonably expected to have a JSC Material Adverse Effect;

          (b) liabilities or obligations disclosed or provided for in the JSC Balance Sheet or in the notes thereto or in the JSC SEC Reports filed prior to the date hereof;

          (c) liabilities or obligations under this Agreement or incurred in connection with the transactions contemplated by this Agreement; or

          (d) liabilities or obligations incurred since December 31, 1997 in the ordinary course of business consistent with past practices.

     SECTION 4.08. Litigation. There is no action, suit, investigation or proceeding pending against, or to the knowledge of JSC, threatened against or affecting, JSC or any of its Subsidiaries or any of their respective properties before any Governmental Authority which, individually or in the aggregate, would be reasonably expected to have a JSC Material Adverse Effect.

     SECTION 4.09. Absence of Certain Changes or Events. Since the date of the JSC Balance Sheet, except as contemplated by or as disclosed in this Agreement, JSC and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (a) any JSC Material Adverse Effect or any event or development (including in connection with the Merger) that would, individually or in the aggregate, reasonably be expected to have a JSC Material Adverse Effect, (b) any event that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the performance of this Agreement by JSC, or (c) any action taken by JSC or any of its Subsidiaries during the period from the date of the JSC Balance Sheet through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.02.

     SECTION 4.10. Compliance with Laws; No Default; No Non-Competes. (a) Neither JSC nor any of its Subsidiaries is in violation of or has violated or failed to comply with any statute, law, ordinance, regulation, rule, judgment, decree, order, writ, injunction, permit or license or other authorization or approval of any Governmental Authority applicable to its business or operations, except for violations and failures to comply that would not, individually or in the aggregate, be reasonably expected to result in a JSC Material Adverse Effect.

     (b) Each material agreement, contract or commitment to which JSC or any of its Subsidiaries is a party and which can reasonably be expected to require the payment of money in excess of $10,000,000 per annum ('JSC Material Contracts') is a valid, binding and enforceable obligation of JSC or such Subsidiary and in full force and effect, except where the failure to be valid, binding and enforceable and in full force and effect would not, individually or in the aggregate, be reasonably expected to have a JSC Material Adverse Effect. None of JSC or any of its Subsidiaries is in default or violation of any term, condition or provision of (i) its respective certificate of incorporation or by-laws or similar organizational documents or (ii) any JSC Material Contract, expect in the case of clause (ii) for any defaults or violations that would not, individually or in the aggregate, be reasonably expected to have a JSC Material Adverse Effect.

     (c) Neither JSC nor any of its Subsidiaries is a party to any agreement that expressly limits the ability of JSC or such Subsidiary to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time except to the extent that any such limitation would not, individually or in the aggregate, be reasonably expected to have a JSC Material Adverse Effect after giving effect to the Merger.

     SECTION 4.11. Taxes. (a) Each of JSC and its Subsidiaries has timely filed (or has had timely filed on its behalf) or will file or cause to be timely filed, all material Tax Returns required by applicable law to be filed by it prior to or as of the Effective Time, and all such material Tax Returns are, or will be at the time of filing, complete in all material respects.

     (b) Each of JSC and its Subsidiaries has paid (or has had paid on its behalf) or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) or will establish or cause to be established in accordance with generally accepted accounting principles on or before the Effective Time an adequate accrual for the payment of, all material Taxes due with respect to any period ending prior to or as of the Effective Time.

     (c) The federal income Tax Returns of JSC and its Subsidiaries have been examined by and settled with the IRS (or the applicable statutes of limitation for the assessment of federal income Taxes for such periods have expired) for all years through 1988.

     (d) There are no material Tax claims pending against JSC or any of its Subsidiaries and JSC does not know of any threatened claim for material Tax deficiencies or any basis for such claims, no material issues have been raised in writing in any examination by any taxing authority with respect to JSC or any of its Subsidiaries which, by application of similar principles, reasonably could be expected to result in a material proposed deficiency for any other period not so examined, and there is not now in force any waiver or agreement by JSC or any of its Subsidiaries for the extension of time for the assessment of any material Tax, nor has any such waiver or agreement been requested in writing by any taxing authority. Neither JSC nor any of its Subsidiaries has any liability with respect to any material United States federal, state, local, foreign or other Taxes of any corporation or entity other than JSC and its Subsidiaries.

     (e) Neither JSC nor any of its Subsidiaries, nor any of its other Affiliates, (i) has taken any action, agreed to take any action, or failed to take any action, or (ii) has knowledge of any fact or circumstance that (without regard to any action taken or agreed to be taken by Stone or any of its Affiliates) could reasonably be expected to cause the Merger to fail to qualify as a 'reorganization' within the meaning of Section 368(a) of the Code.

     SECTION 4.12. Intellectual Property. (a) JSC and its Subsidiaries own, or are licensed or otherwise possess legally enforceable rights and are otherwise legally entitled to use, all patents, trade secrets, trademarks, trade names, service marks, copyrights and mask works, all applications for and registrations of such patents, trademarks, trade names, service marks, copyrights and mask works, and all processes, formulae, methods, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are necessary to conduct the business of JSC and its Subsidiaries as currently conducted (the 'JSC Intellectual Property Rights') except to the extent that the failure to have such rights would not, individually or in the aggregate, be reasonably expected to have a JSC Material Adverse Effect.

     (b) Neither JSC nor any of its Subsidiaries is or will be as a result of the execution and delivery of this Agreement, or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the JSC Intellectual Property Rights or any license, sublicense or other agreement pursuant to which JSC or any of its Subsidiaries is authorized to use any third party patents, trademarks or copyrights, including software, which are used in the manufacture of, incorporated in, or form a part of any product of JSC or any of its Subsidiaries, except for breaches which would not, individually or in the aggregate, be reasonably expected to have a JSC Material Adverse Effect.

     (c) All patents, registered and common law trademarks, service marks and copyrights held by JSC or any of its Subsidiaries which are material to the business of JSC and its Subsidiaries are valid and enforceable. Neither JSC nor any of its Subsidiaries (i) has been sued in any suit, action or proceeding which involves a claim of infringement of any patent, trade secret, trademark, service mark or copyright or the violation of any trade secret or other proprietary right of any third party or (ii) has any knowledge that the manufacturing, importation, marketing, licensing, sale, offer for sale, or use of any of its products infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party, which infringement, individually or in the aggregate, would be reasonably expected to have a JSC Material Adverse Effect.

     SECTION 4.13. Environmental Matters. (a) Except as would not, individually or in the aggregate, reasonably be expected to have a JSC Material Adverse
Effect:

          (i) no notice, demand, request for information, request for an investigation, notice of violation, citations, summons, claim, complaint or order has been received by, or, to JSC's knowledge, is pending or threatened by any Person against, JSC or any of its Subsidiaries nor has any material penalty been assessed or, to JSC's knowledge, is pending or threatened against JSC or any of its Subsidiaries with respect to any matters relating to JSC or any of its Subsidiaries and relating to or arising out of Environmental Laws;

          (ii) no property now or previously owned, leased or operated by JSC or any of its Subsidiaries nor any property to which JSC or any of its Subsidiaries has, directly or indirectly, transported or arranged for the transportation of any Hazardous Substance is listed or, to JSC's knowledge, proposed for listing on any federal, state, local or foreign list of sites requiring investigation or clean-up;

          (iii) to JSC's knowledge, no Hazardous Substance has been discharged, emitted, released or is present at any property now or previously owned, leased or operated by JSC or any of its Subsidiaries in a manner that violated, or that is required to be investigated, remediated or removed pursuant to, Environmental Laws;

          (iv) there are no liabilities of or relating to JSC or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, arising under or relating to Environmental Laws; and

          (v) JSC and its Subsidiaries have or have applied for all permits or licenses necessary to operate their facilities in material compliance with Environmental Laws and are currently in material compliance with Environmental Laws.

     SECTION 4.14. Employee Benefits and Labor Matters. (a) The JSC Disclosure Schedule contains a list identifying each 'employee benefit plan' (as defined in Section 3(3) of ERISA), which is subject to any provision of ERISA and is maintained, administered or contributed to by JSC or any of its Affiliates and covers any employee or former employee of JSC or any of its Subsidiaries or under which JSC or any of its Subsidiaries has any liability. Copies of such plans (and, if applicable, related trust agreements) and all amendments thereto have been made available to JSC together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) prepared in connection with any such plan and the three most recent actuarial valuation reports prepared in connection with any such plan. Such plans are referred to collectively herein as the 'JSC Employee Plans'. The only JSC Employee Plans which individually or collectively would constitute an 'employee pension benefit plan' (as defined in Section 3(2) of ERISA) are identified as such in the list referred to above.

     (b) No 'accumulated funding deficiency' (as defined in Section 412 of the Code) has been incurred with respect to any JSC Employee Plan subject to Title IV of ERISA, whether or not waived. No 'reportable event' (within the meaning of Section 4043 of ERISA) and no event described in Section 4041, 4042, 4062 or 4063 of ERISA has occurred in connection with any JSC Employee Plans other than any reportable event which would not, individually or in the aggregate, be reasonably expected to have a JSC Material Adverse Effect. No condition exists and no event has occurred that could constitute grounds for termination of any JSC Employee Plans other than any such terminations that would not, individually or in the aggregate, be reasonably expected to have a JSC Material Adverse Effect. Neither JSC nor any JSC ERISA Affiliate has any material unsatisfied liability under Title IV of ERISA in connection with the termination of, or complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA. Nothing done or omitted to be done and no transaction or holding of any asset under or in connection with any JSC Employee Plan has or will make JSC or any of its Subsidiaries or any officer or director of JSC or any of its Subsidiaries subject to any liability under Title I of ERISA or liable for any Tax pursuant to Section 4975 of the Code that would, individually or in the aggregate, be reasonably expected to have a JSC Material Adverse Effect. For purposes of this Section, 'JSC ERISA Affiliate' means any other Person which, together with JSC, would be treated as a single employer under
Section 414 of the Code.

     (c) Each JSC Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a determination letter from the IRS that it is so qualified and, to the knowledge of JSC, is so qualified and has been so qualified during the period since its adoption. To the knowledge of JSC, each trust created under any such JSC Employee Plan is exempt from tax under Section 501(a) of the Code and, to the knowledge of JSC, has been so exempt since its creation. JSC has made available to JSC the most recent determination letter of the IRS relating to each such JSC Employee Plan. Each JSC Employee Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including, but not limited to, ERISA and the Code, which are applicable to such JSC Employee Plan, excluding any instances of non-compliance that would not, individually or in the aggregate, be reasonably expected to have a JSC Material Adverse Effect.

     (d) The JSC Disclosure Schedule contains a list of each material employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which is not a JSC Employee Plan, is entered into, maintained or contributed to, as the case may be, by JSC or any of its Affiliates and covers any employee or former employee of JSC or any of its Subsidiaries. Such contracts, plans and arrangements as are described above, copies or descriptions of all of which have been furnished previously to JSC, are referred to collectively herein as the 'JSC Benefit Arrangements'. Each JSC Benefit Arrangement has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such JSC Benefit Arrangement, excluding any instances of non-compliance that would not, individually or in the aggregate, be reasonably expected to have a JSC Material Adverse Effect.

     (e) No JSC Employee Plan, JSC Benefit Arrangement or related document contains any provision that would prevent JSC or any of its Subsidiaries from amending or terminating any post-retirement health, medical or life insurance benefits and, to the knowledge of JSC, no agent or representative of JSC or any of its Affiliates has made any statements that would limit the ability of JSC or any of its Subsidiaries to amend or terminate any such benefits.

     (f) There has been no amendment to, written interpretation or announcement (whether or not written) by JSC or any of its Affiliates relating to, or change in employee participation or coverage under, any JSC Employee Plans or JSC Benefit Arrangement which would increase materially the expense of maintaining such JSC Employee Plans or JSC Benefit Arrangement above the level of the expense incurred in respect thereof for the fiscal year ended on the closing date of the JSC Balance Sheet.

     (g) The execution of, and the performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any JSC Employee Plan, JSC Benefit Arrangement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former employee, director or consultant of JSC or any of its Subsidiaries, or result in the triggering or imposition of any restrictions or limitations on the right of JSC, JSC or any of its Subsidiaries to amend or terminate any JSC Employee Plans and receive the full amount of any excess assets remaining or resulting from such amendment or termination, subject to applicable taxes. There is no contract, agreement, plan or arrangement covering any employee or former employee of JSC or any of its Subsidiaries that, individually or in the aggregate, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Sections 162(a)(1), 162(i)(2) or 280G of the Code.

     (h) No work stoppage, labor strike or slowdown against JSC or any of its Subsidiaries is pending or threatened. Neither JSC nor any of its Subsidiaries is involved in or threatened with any labor dispute or grievance which, individually or in the aggregate, has had or would be reasonably expected to have a JSC Material Adverse Effect. To the knowledge of JSC there is no organizing effort or representation question at issue with respect to any employee of JSC or any of its Subsidiaries. No collective bargaining agreement to which JSC or any of its Subsidiaries is or may be a party is currently under negotiation or renegotiation and no existing collective bargaining agreement is due for expiration, renewal or renegotiation within the one year period after the date hereof.

     SECTION 4.15. Transactions with Affiliates. Since the date of JSC's last proxy statement prior to the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between JSC or its Subsidiaries, on the one hand, and JSC's Affiliates (other than wholly-owned Subsidiaries of JSC) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

     SECTION 4.16. Information Supplied. The information supplied by JSC for inclusion in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by JSC for inclusion in the Proxy Statement to be sent to the stockholders of Stone in connection with the Stone Stockholders' Meeting and to the stockholders of JSC in connection with the JSC Stockholders' Meeting shall not, on the date the Proxy Statement is first mailed to the stockholders of Stone and JSC or at the time of the Stockholders' Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     SECTION 4.17. Opinion of Financial Advisor. Merrill Lynch & Co. has delivered to JSC a written opinion dated the date of this Agreement to the effect that the Exchange Ratio is fair from a financial point of view to JSC. JSC has delivered to Stone a copy of such opinion.

     SECTION 4.18. Finders' Fees. Except for Merrill Lynch & Co., Morgan Stanley & Co. Incorporated and BT Wolfensohn, a copy of each of whose engagement agreement has been provided to Stone, no investment banker, broker, finder, other intermediary or other Person is entitled to any investment banking, broker's, finder's or similar fee or commission from JSC or any of its Subsidiaries upon consummation of the transactions contemplated by this Agreement.

     SECTION 4.19. Non-Recourse Debt and Obligations. JSC has no guarantees, keep-well arrangements nor any liabilities with respect to the indebtedness of the JSC entities listed in Section 4.19 of the JSC Disclosure Schedule, and, except as provided therein, has no continuing financial or commercial obligations to such entities, including with respect to the support or funding of such entities.

                                   ARTICLE 5
                              CONDUCT OF BUSINESS

     SECTION 5.01. Conduct of Stone. Stone agrees that from the date hereof until the Effective Time, except as set forth in the Stone Disclosure Schedule or as otherwise expressly contemplated by the Transaction Agreements or with the prior written consent of JSC, Stone and its Subsidiaries shall conduct their business in the ordinary course consistent with past practice and shall use their reasonable best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Effective Time, except as set forth in the Stone Disclosure Schedule or as expressly contemplated by the Transaction Agreements, without the prior written consent of JSC, Stone will not, and will not permit any of its Subsidiaries to:

          (a) adopt or propose any change in its certificate of incorporation or bylaws or equivalent documents;

          (b) amend any material term of any outstanding security of Stone or any of its Subsidiaries;

          (c) merge or consolidate with any other Person;

          (d) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, (i) any shares of capital stock of Stone or any of its Subsidiaries (other than the issuance of shares by a wholly owned Subsidiary of Stone to Stone or another wholly owned Subsidiary of Stone), or securities convertible or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, or any other ownership interest of Stone or any of its Subsidiaries or (ii) except in the ordinary course of business and in a manner consistent with past practice, any property or assets (including, without limitation, by merger, consolidation, spinoff or other dispositions of stock or assets) of Stone or any of its Subsidiaries, except in the case of either clause (i) or
     (ii)(A) the issuance of Stone Common Stock upon the exercise of Stone Stock Options or the conversion or exchange of Stone's outstanding convertible preferred stock or convertible debt, (B) the award of options in connection with promotions and new employee hires in the ordinary course of business and consistent with past practice, (C) pursuant to contracts or agreements in force at the date of this Agreement, (D) sales, transfers or dispositions of receivables in connection with the securitization of such receivables, (E) the calling for redemption of Stone's 8 7/8% Convertible Senior Subordinated Notes or (F) sales or other dispositions of property and assets of Stone and its Subsidiaries listed on Section 5.01(d) of the Stone Disclosure Schedule in an aggregate amount that does not exceed $390,000,000 less the amount of indebtedness for borrowed money incurred by Stone and its Subsidiaries pursuant to Section 5.01(i)(ii)(B) (except to the extent that the proceeds from such indebtedness to be incurred under such clause (B) will be used to repay borrowings under Section 5.01(i)(ii)(C)(y)) or pursuant to Section 5.01(i)(ii)(C)(y); provided that the proceeds of these sales or other dispositions are used by Stone to make payments on its senior debt;

          (e) create or incur any material Lien on any material asset other than in the ordinary course of business and consistent with past practice;

          (f) make any material loan, advance or capital contributions to or investments in any Person other than loans, advances or capital contributions to or investments in wholly owned Subsidiaries of Stone made in the ordinary course and consistent with past practice;

          (g) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary of Stone to Stone or to any other direct or indirect wholly owned Subsidiary of Stone in the ordinary course and consistent with past practice and except for the regular quarterly cash dividend of $0.4375 per share of Stone Series E Preferred Stock together with any accrued but unpaid dividends in respect of prior quarters) or enter into any agreement with respect to the voting of its capital stock;

          (h) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, except in connection with (x) conversions of Stone Series E Preferred Stock by the holders thereof and (y) any redemption of the Rights during the ten business days prior to the Effective Time (which redemption shall be in the sole discretion of Stone);

          (i) (i) acquire (including, without limitation, by merger, consolidation, spinoff or acquisition of stock or assets) any interest in any Person or any division thereof (other than a wholly owned Subsidiary) or any assets, other than acquisitions of assets in the ordinary course of business and consistent with past practice and any other acquisitions for consideration that does not exceed $3,000,000 individually or $15,000,000 in the aggregate, (ii) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of Stone or any of its Subsidiaries, except for (A) indebtedness for borrowed money incurred in the ordinary course of business and consistent with past practice or in connection with transactions otherwise permitted under this
     Section 5.01, (B) other indebtedness for borrowed money with a maturity of not more than 1 year in a principal amount not, in the aggregate, in excess of $100,000,000, less amounts borrowed under clause (C)(y) below (except that such reduction shall not apply to the extent that the proceeds from such indebtedness to be incurred under this clause (B) will be used to repay borrowings under clause (C)(y) below) and (C) other indebtedness for borrowed money incurred under Stone's revolving credit agreement for (x) working capital purposes and for (y) the repayment of any of the outstanding senior debt of Stone and its Subsidiaries, (iii) terminate, cancel, waive any rights under or request any material change in, or agree to any material change in, any Stone Material Contract or, except in connection with transactions permitted under this Section 5.01(i), enter into any contract or agreement material to the business, results of operations or financial condition of Stone and its Subsidiaries, taken as a whole, in either case other than in the ordinary course of business and consistent with past practice, (iv) make or authorize any capital expenditure, other than capital expenditures that are not, in the aggregate, in excess of $25,000,000 from the date of this Agreement through June 30, 1998 and $37,500,000 during any calendar quarter thereafter, for Stone and its Subsidiaries, taken as a whole; provided that any capital expenditure allowance unused during any period may be carried forward to increase the capital expenditure allowance for the succeeding period or (v) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 5.01(i);

          (j) take any action with respect to accounting policies or procedures, other than actions in the ordinary course of business and consistent with past practice or except as required by changes in generally accepted accounting principles;

          (k) make any material Tax election or take any position on any Tax Return filed on or after the date of this Agreement or adopt any method therefor that is inconsistent with elections made, positions taken or methods used in preparing or filing similar Returns in prior periods;

          (l) except as may be required by contractual commitments or corporate policies with respect to severance or termination pay in existence on the date hereof, (i) increase the compensation payable or to become payable to its officers or employees (except for increases in the ordinary course of business and consistent with past practice in salaries or wages of employees of Stone or any of its Subsidiaries), (ii) establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except as contemplated by this Agreement or to the extent required by applicable law or the terms of a collective bargaining agreement, (iii) increase the benefits payable under any existing severance or termination pay policies or employment or other agreements or (iv) take any affirmative action to accelerate the vesting of any stock-based compensation;

          (m) take any action that, individually or in the aggregate, would reasonably be expected to make any representation and warranty of Stone hereunder untrue in any material respect at, or as of any time prior to, the Effective Time; or

          (n) agree or commit to do any of the foregoing.

     SECTION 5.02. Conduct of JSC. JSC agrees that from the date hereof until the Effective Time, except as set forth in Section 5.02 of the JSC Disclosure Schedule or as otherwise expressly contemplated by the Transaction Agreements or with the prior written consent of Stone, JSC and its Subsidiaries shall conduct their business in the ordinary course consistent with past practice and shall use their reasonable best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Effective Time, except as set forth in the JSC Disclosure Schedule or as expressly contemplated by the Transaction Agreements, without the prior written consent of Stone, JSC will not, and will not permit any of its Subsidiaries to:

          (a) adopt or propose any change in its certificate of incorporation or bylaws or equivalent documents;

          (b) amend any material term of any outstanding security of JSC or any of its Subsidiaries;

          (c) merge or consolidate with any other Person;

          (d) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, (i) any shares of capital stock of JSC or any of its Subsidiaries (other than the issuance of shares by a wholly owned subsidiary of JSC to JSC or another wholly owned Subsidiary of JSC), or securities convertible or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, or any other ownership interest of JSC or any of its Subsidiaries or (ii) except in the ordinary course of business and in a manner consistent with past practice, any property or assets (including, without limitation, by merger, consolidation, spinoff or other dispositions of stock or assets) of JSC or any of its Subsidiaries, except in the case of either clause (i) or (ii)
     (A) the issuance of JSC Common Stock upon the exercise of JSC Stock Options, (B) the award of options in connection with promotions and new employee hires in the ordinary course of business and consistent with past practice, (C) pursuant to contracts or agreements in force at the date of this Agreement, (D) sales, transfers or dispositions of receivables in connection with the securitization of such receivables or (E) sales or other dispositions of property and assets of JSC and its Subsidiaries listed on Section 5.02(d) of the JSC Disclosure Schedule in an aggregate amount that does not exceed $390,000,000 less the amount of indebtedness for borrowed money incurred by JSC and its Subsidiaries pursuant to
     Section 5.02(i)(ii)(B);

          (e) create or incur any material Lien on any material asset other than in the ordinary course of business and consistent with past practice;

          (f) make any material loan, advance or capital contributions to or investments in any Person other than loans, advances or capital contributions to or investments in wholly owned Subsidiaries of JSC made in the ordinary course and consistent with past practices;

          (g) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary of JSC to JSC or to any other direct or indirect wholly owned Subsidiary of JSC in the ordinary course and consistent with past practice) or enter into any agreement with respect to the voting of its capital stock;

          (h) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

          (i) (i) acquire (including, without limitation, by merger, consolidation or acquisition of stock or assets) any interest in any Person or any division thereof (other than a wholly owned Subsidiary) or any assets, other than acquisitions of assets in the ordinary course of business and consistent with past practice and any other acquisitions for consideration that is not, in the aggregate, in excess of $20,000,000,
     (ii) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of JSC of any of its Subsidiaries, except for (A) indebtedness for borrowed money incurred in the ordinary course of business and consistent with past practice or in connection with transactions otherwise permitted under this Section 5.02,
     (B) other indebtedness for borrowed money with a maturity of not more than 1 year in a principal amount not, in the aggregate, in excess of $100,000,000, and (C) other indebtedness for borrowed money incurred under JSC's revolving credit agreement for working capital purposes only and not for the repayment of any of the outstanding public debt of JSC and its Subsidiaries, (iii) terminate, cancel, waive any rights under or request any material change in, or agree to any material change in, any JSC Material Contract or, except in connection with transactions permitted under this Section 5.02(i), enter into any contract or agreement material to the business, results of operations or financial condition of JSC and its Subsidiaries, taken as a whole, in either case other than in the ordinary course of business and consistent with past practice, (iv) make or authorize any capital expenditure, other than capital expenditures that are not, in the aggregate, in excess of $25,000,000 from the date of this Agreement through June 30, 1998 and $37,500,000 during any calendar quarter thereafter, for JSC and its Subsidiaries, taken as a whole; provided that any capital expenditure allowance unused during any period may be carried forward to increase the capital expenditure allowance for the succeeding period, or (v) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 5.02(i);

          (j) take any action with respect to accounting policies or procedures, other than actions in the ordinary course of business and consistent with past practice or except as required by changes in generally accepted accounting principles;

          (k) make any material Tax election or take any position on any Tax Return filed on or after the date of this Agreement or adopt any method therefor that is inconsistent with elections made, positions taken or methods used in preparing or filing similar Returns in prior periods;

          (l) except as may be required by contractual commitments or corporate policies with respect to severance or termination pay in existence on the date hereof, (i) increase the compensation payable or to become payable to its officers or employees (except for increases in the ordinary course of business and consistent with past practice in salaries or wages of employees of JSC or any of its Subsidiaries), (ii) establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except as contemplated by this Agreement or to the extent required by applicable law or the terms of a collective bargaining agreement, (iii) increase the benefits payable under any existing severance or termination pay policies or employment or other agreements or (iv) take any affirmative action to accelerate the vesting of any stock-based compensation;

          (m) take any action that would, individually or in the aggregate, reasonably be expected to make any representation and warranty of JSC hereunder untrue in any material respect at, or as of any time prior to, the Effective Time; or

          (n) agree or commit to do any of the foregoing.

                                   ARTICLE 6
                             ADDITIONAL AGREEMENTS

     SECTION 6.01. No Solicitation. (a) Stone and JSC each agree that it shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any officer, director or employee or any investment banker, attorney, accountant, agent or other advisor or representative of Stone or JSC, as the case may be, or any of their respective Subsidiaries to, (i) solicit, initiate or knowingly encourage the submission of any Takeover Proposal, (ii) enter into any agreement with respect to a Takeover Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that to the extent required by the fiduciary obligations of the Board of Directors of Stone or JSC, as the case may be, as determined in good faith by a majority of the members thereof (after consultation with outside legal counsel), such party may, in response to unsolicited requests therefor, participate in discussions or negotiations with, or furnish information pursuant to a confidentiality agreement no less favorable to such party than the Confidentiality Agreement to, any Person who indicates a willingness to make a Superior Proposal. For all purposes of this Agreement, 'Takeover Proposal' means any proposal for a merger, consolidation, share exchange, business combination or other similar transaction involving Stone or JSC, as the case may be, or any of their respective Significant Subsidiaries or any proposal or offer to acquire, directly or indirectly, an equity interest in, any voting securities of, or a substantial portion of the assets of, Stone or JSC, as the case may be, or any of their respective Significant Subsidiaries, other than the transactions contemplated by this Agreement or the transactions contemplated by Section 6.01(a) of the Stone Disclosure Schedule. Each of Stone and JSC immediately shall cease and cause to be terminated all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could reasonably be expected to lead to, any Takeover Proposal. As used herein, a 'Significant Subsidiary' means any Subsidiary that would constitute a 'significant subsidiary' within the meaning of Rule 1-02 of Regulation S-X of the SEC.

     (b) Neither the Board of Directors of Stone nor any committee thereof shall
(i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to JSC or Sub, the approval or recommendation by the Board of Directors of Stone or any such committee of this Agreement or the Merger or the amendments to the Stone certificate of incorporation contemplated hereby or (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal. Neither the Board of Directors of JSC nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Stone, the approval or recommendation by the Board of Directors of JSC or any such committee of the issuance of shares of JSC Common Stock in the Merger or the amendments to the JSC certificate of incorporation contemplated hereby or (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal. Notwithstanding the foregoing, (i) the Board of Directors of Stone or JSC, to the extent required by its fiduciary obligations, as determined in good faith by a majority of the members thereof (after consultation with outside legal counsel), may approve or recommend a Superior Proposal (and, in connection therewith, withdraw or modify its approval or recommendation of this Agreement or the Merger or the amendments to the Stone certificate of incorporation contemplated hereby (in the case of Stone) and the issuance of shares of JSC Common Stock in the Merger or the amendments to the JSC certificate of incorporation as contemplated hereby (in the case of JSC)) and (ii) nothing contained in this Agreement shall prevent the Board of Directors of Stone or JSC from complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to a Takeover Proposal. For all purposes of this Agreement, 'Superior Proposal' means a bona fide written proposal made by a third party to acquire Stone or JSC, as the case may be, pursuant to a tender or exchange offer, a merger, a share exchange, a sale of all or substantially all its assets or otherwise on terms which a majority of the members of the Board of Directors of Stone or JSC, as the case may be, determines in good faith (taking into account the advice of independent financial advisors) to be more favorable to Stone or JSC, as the case may be, and their respective stockholders than the Merger (and any revised proposal made by the other party to this Agreement) and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors of Stone or JSC, as the case may be.

     (c) Stone and JSC shall each notify the other party promptly (but in no event later than 24 hours) after receipt by Stone or JSC (or its advisors), respectively, of any Takeover Proposal or any request for nonpublic information in connection with a Takeover Proposal or for access to the properties, books or records of such party by any Person or entity that informs such party that it is considering making, or has made, a Takeover Proposal. Such notice to the other party shall be made orally and in writing and shall indicate the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. Such party shall keep the other party informed, on a current basis, of the status and details (including amendments or proposed amendments) of any such Takeover Proposal or request and the status of any negotiations or discussions.

     SECTION 6.02. Proxy Statement; Registration Statement. (a) As promptly as practicable after the execution of this Agreement, JSC and Stone shall prepare and file with the SEC the Proxy Statement, and JSC shall prepare and file with the SEC the Registration Statement (in which the Proxy Statement will be included). JSC and Stone shall use their best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable. The Proxy Statement shall include the recommendation of the Board of Directors of Stone in favor of approval and adoption of this Agreement and the Merger and the amendments to the Stone certificate of incorporation contemplated by Section 1.02 hereof, except to the extent the Board of Directors of Stone shall have withdrawn or modified its approval or recommendation of this Agreement or the Merger or the amendments to the Stone certificate of incorporation contemplated hereby as permitted by Section 6.01(b), and the recommendation of the Board of Directors of JSC in favor of approval of the issuance of JSC Common Stock in the Merger and the amendments to the JSC certificate of incorporation contemplated by Section 1.04(a) hereof, except to the extent the Board of Directors of JSC shall have withdrawn or modified its approval or recommendation of the issuance of shares of JSC Common Stock in the Merger or the amendments to the JSC certificate of incorporation contemplated hereby as permitted by Section 6.01(b). JSC shall use best efforts to cause the Proxy Statement to be mailed to its stockholders, and Stone shall use best efforts to cause the Proxy Statement to be mailed to its stockholders, in each case as promptly as practicable after the Registration Statement becomes effective.

     (b) JSC and Stone shall make all necessary filings with respect to the Merger and the transactions contemplated thereby under the Securities Act and the Exchange Act and applicable state blue sky laws and the rules and regulations thereunder. No filing of, or amendment or supplement to, the Registration Statement or the Proxy Statement will be made by JSC without providing Stone the opportunity to review and comment thereon. JSC will advise Stone, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the JSC Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to JSC or Stone, or any of their respective affiliates, officers or directors, should be discovered by JSC or Stone which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of JSC and Stone.

     SECTION 6.03. Stockholders' Meetings. Stone shall duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of voting on the adoption and approval of this Agreement and the Merger and the amendments to the Stone certificate of incorporation contemplated hereby and, through its Board of Directors, will recommend to its stockholders adoption and approval of this Agreement and the Merger and the amendments to the Stone certificate of incorporation contemplated hereby, except to the extent that the Board of Directors of Stone shall have withdrawn or modified its approval or recommendation of this Agreement and the Merger or the amendments to the Stone certificate of incorporation as contemplated hereby as permitted by Section 6.01(b). JSC shall duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of voting on the approval of the issuance of shares of JSC Common Stock in the Merger and the amendments to the JSC certificate of incorporation contemplated hereby and, through its Board of Directors, will recommend to its stockholders approval of the issuance of shares of JSC Common Stock in the Merger and the amendments to the JSC certificate of incorporation contemplated hereby, except to that extent that the Board of Directors of JSC shall have withdrawn or modified its approval or recommendation of the issuance of shares of JSC Common Stock in the Merger or the amendments to the JSC certificate of incorporation contemplated hereby as permitted by Section 6.01(b). JSC and Stone will use best efforts to hold the JSC Stockholders' Meeting and the Stone Stockholders' Meeting on the same date and as soon as practicable after the date hereof. Except to the extent that the Board of Directors of Stone shall have withdrawn or modified its approval or recommendation as aforesaid, Stone will use best efforts to solicit from its stockholders proxies in favor of such matters.

     SECTION 6.04. Access to Information. Upon reasonable notice and subject to applicable law and other legal obligations, each of Stone and JSC shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of Stone and JSC shall, and shall cause each of its Subsidiaries to, furnish promptly to the other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. Unless otherwise required by law, the parties will hold any such information which is nonpublic in confidence in accordance with the Confidentiality Agreement dated as of July 9, 1997 between JSC and Stone, including the related letter agreements entered into by SIBV, MSLEF and The Morgan Stanley Leveraged Equity Fund II, L.P. (the 'Confidentiality Agreement'). No information or knowledge obtained in any investigation pursuant to this Section 6.04 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger.

     SECTION 6.05. Notices of Certain Events. (a) JSC and Stone shall promptly notify each other of:

          (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; and

          (ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement.

     (b) Stone shall promptly notify JSC of any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Stone or any of its Subsidiaries which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.08 or which relate to the consummation of the transactions contemplated by this Agreement.

     (c) JSC shall promptly notify Stone of any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting JSC or any of its Subsidiaries which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.08 or which relate to the consummation of the transactions contemplated by this Agreement.

     SECTION 6.06. Appropriate Action; Consents; Filings. (a) (i) Subject to the terms and conditions of this Agreement and except to the extent that (x) the Board of Directors of Stone shall have withdrawn or modified its approval or recommendation of this Agreement or the Merger or the amendments to the Stone certificate of incorporation contemplated hereby or (y) the Board of Directors of JSC shall have withdrawn or modified its recommendation of the approval of the issuance of shares of JSC Common Stock in the Merger or the amendments to the JSC certificate of incorporation contemplated hereby, in each case as permitted by Section 6.01(b), JSC and Stone shall use their best efforts to (A) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable under applicable laws to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable, (B) obtain from any Governmental Authority any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by JSC and Stone or any of their Subsidiaries, or to avoid any action or proceeding by any Governmental Authority (including, without limitation, those in connection with the HSR Act), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein, and (C) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under the Securities Act, the Exchange Act and any other applicable law; provided that JSC and Stone shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, accepting all reasonable additions, deletions or changes suggested in connection therewith. JSC and Stone shall furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law in connection with the transactions contemplated by this Agreement. Subject to the terms and conditions of this Agreement and except to the extent that (x) the Board of Directors of Stone shall have withdrawn or modified its approval or recommendation of this Agreement or the Merger or the amendments to the Stone certificate of incorporation contemplated hereby or (y) the Board of Directors of JSC shall have withdrawn or modified its recommendation of the approval of the issuance of shares of JSC Common Stock in the Merger or the amendments to the JSC certificate of incorporation contemplated hereby, in each case as permitted by Section 6.01(b), JSC and Stone shall not take any action, or refrain from taking any action, the effect of which would be to delay or impede the ability of JSC and Stone to consummate the transactions contemplated by this Agreement.

     (ii) Each of the parties hereto agrees, and shall cause each of its respective Subsidiaries to cooperate and to use their respective best efforts, to obtain any government clearances required for the consummation of the transactions contemplated hereby (including through compliance with the HSR Act and any applicable foreign governmental reporting requirements), to respond to any government requests for information, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated this Agreement, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal and all available legislative action. Each of the parties hereto also agrees to take any and all of the following actions to the extent necessary to obtain the approval of any Governmental Authority with jurisdiction over the enforcement of any applicable laws regarding the Merger: entering into negotiations; providing information; substantially complying with any second request for information pursuant to the HSR Act; making proposals; entering into and performing agreements or submitting to judicial or administrative orders; selling or otherwise disposing of, or holding separate (through the establishment of a trust or otherwise) particular assets or categories of assets, or businesses of JSC, Stone or any of their respective Subsidiaries; and withdrawing from doing business in a particular jurisdiction. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or in behalf of any party thereto in connection with proceedings under or relating to the HSR Act or any other federal, state or foreign antitrust or fair trade law. Each party shall promptly notify the other party of any communication to that party from any Governmental Authority in connection with any required filing with, or approval or review by, such Governmental Authority in connection with the Merger and permit the other party to review in advance any such proposed communication to any Governmental Authority. Neither party shall agree to participate in any meeting with any Governmental Authority in respect of any such filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate thereat. Notwithstanding any other provision of this Agreement, in connection with seeking any such approval of a Governmental Authority, without the other party's prior written consent, neither party shall, and neither party shall be required to, commit to any divestiture transaction, agree to sell or hold separate, before or after the Effective Time, any of JSC's or Stone's businesses, product lines, properties or assets, or agree to any changes or restrictions in the operation of such businesses, product lines, properties or assets, in any such case if such divestiture or such restrictions would, individually or in the aggregate, be reasonably expected to have a material adverse effect on the financial condition or results of operations of JSC and its Subsidiaries, taken as a whole, after giving effect to the Merger.

     (b) (i) JSC and Stone shall give, or shall cause their respective Subsidiaries to give, any notices to third parties, and use, and cause their respective Subsidiaries to use, all best efforts to obtain any third party consents (A) necessary, proper or advisable in order to consummate the transactions contemplated by this Agreement or (B) required to prevent a JSC Material Adverse Effect or a Stone Material Adverse Effect from occurring prior to or after the Effective Time.

     (ii) In the event that either party shall fail to obtain any third party consent described in Section 6.06(b)(i) above, such party shall use all best efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon JSC and Stone, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

     SECTION 6.07. Public Disclosure. JSC and Stone shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law, court process or by stock exchange rules.

     SECTION 6.08. Reorganization. JSC and Stone shall each use its best efforts to cause the Merger to be treated as a reorganization within the meaning of
Section 368(a) of the Code, and Stone shall use its best efforts to obtain the opinion of its counsel referred to in Section 7.03(c). JSC shall make (to the extent it can truthfully do so) the representations of JSC contained in a certificate of JSC (the 'JSC Tax Certificate') substantially in the form of the JSC Tax Certificate contained in the JSC Disclosure Schedule, and Stone shall make (to the extent it can truthfully do so) the representations of Stone contained in a certificate of Stone (the 'Stone Tax Certificate') substantially in the form of the Stone Tax Certificate contained in the Stone Disclosure Schedule.

     SECTION 6.09. Obligations of Sub. JSC will take all action necessary to cause Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

     SECTION 6.10. Affiliates. Within 30 days of the date hereof, Stone will provide JSC with a list of those Persons who are, in Stone's reasonable judgment, 'affiliates' of Stone within the meaning of Rule 145 under the Securities Act ('Rule 145 Affiliates'). Stone shall use its best efforts to deliver or cause to be delivered to JSC on or prior to the Closing Date from each of the Rule 145 Affiliates, an executed letter agreement, in the form attached hereto as Exhibit G.

     SECTION 6.11. Listing or Quotation of Stock. JSC shall use its best efforts to cause the shares of JSC Common Stock to be issued in the Merger to be approved for listing on the NYSE or approved for quotation on the Nasdaq on or prior to the Closing Date, subject to official notice of issuance.

     SECTION 6.12. Indemnification of Directors and Officers. (a) JSC and the Surviving Corporation agree that the indemnification obligations set forth in Stone's certificate of incorporation and bylaws, in each case as of the date of this Agreement, shall survive the Merger (and, prior to the Effective Time, JSC shall cause the bylaws of Sub to reflect such provisions) and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of the individuals who on or prior to the Effective Time were directors, officers, employees or agents of Stone or its Subsidiaries.

     (b) After the Effective Time, JSC and the Surviving Corporation shall, to the same extent and on the same terms and conditions provided for in Stone's certificate of incorporation and bylaws, in each case as of the date of this Agreement, to the extent consistent with applicable law, indemnify and hold harmless, each present and former director or officer of Stone and each Subsidiary of Stone (collectively, the 'Indemnified Parties') against all costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer or director, in each case occurring before the Effective Time (including the transactions contemplated by this Agreement).

     (c) For a period of six years from the Effective Time, JSC shall provide or cause the Surviving Corporation to provide to Stone's current directors and officers liability insurance protection substantially equivalent in kind and scope as that provided by Stone's current directors' and officers' liability insurance policies (copies of which have been made available to JSC); provided, however, that in no event shall JSC or the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the annual premiums currently paid by Stone for such insurance; provided, further, that if during such period the annual premiums for such comparable insurance coverage exceed such amount, JSC shall be obligated to provide or cause the Surviving Corporation to provide a policy which, in the reasonable judgment of JSC, provides the best coverage available for a cost not exceeding such amount.

     SECTION 6.13. Stone Stock Options. (a) As soon as practicable following the date of this Agreement, the Stone Board of Directors (or, if appropriate, any committee administering the Stone Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:

          (i) adjust the terms of all outstanding options to purchase shares of Stone Common Stock (the 'Stone Stock Options') granted under any plan or arrangement providing for the grant of options to current or former officers, directors, employees or consultants of Stone (the 'Stone Stock Plans'), whether vested or unvested, as necessary to provide that, at the Effective Time, each Stone Stock Option outstanding immediately prior to the Effective Time shall become vested and exercisable and shall be amended and converted into an option to acquire, on the same terms and conditions as were applicable under the Stone Stock Option, the number of shares of JSC Common Stock (rounded down to the nearest whole share) determined by multiplying the number of shares of Stone Common Stock subject to such Stone Stock Option by the Exchange Ratio, at a price per share of JSC Common Stock equal to (A) the aggregate exercise price for the shares of Stone Common Stock otherwise purchasable pursuant to such Stone Stock Option divided by (B) the aggregate number of shares of JSC Common Stock deemed purchasable pursuant to such Stone Stock Option (rounded up to the nearest whole cent) (each, as so adjusted, an 'Adjusted Option'); and

          (ii) make such other changes to the Stone Stock Plans as JSC and Stone may agree are appropriate to give effect to the Merger.

     (b) The adjustments provided herein with respect to any Stone Stock Options that are 'incentive stock options' as defined in Section 422 of the Code shall be and are intended to be effected in a manner which is consistent with Section 424(a) of the Code.

     (c) As soon as practicable following the Effective Time, JSC shall prepare and file with the SEC a registration statement on Form S-8 (or another appropriate form) registering a number of shares of JSC Common Stock equal to the number of shares subject to the Adjusted Options. Such registration statement shall be kept effective (and the current status of the initial offering prospectus or prospectuses required thereby shall be maintained) for at least as long as any Adjusted Options remain outstanding.

     (d) Except as otherwise contemplated by this Section 6.13 and except to the extent required under the respective terms of the Stone Stock Options or other applicable agreements, all restrictions or limitations on transfer with respect to Stone Stock Options awarded under the Stone Stock Plans, to the extent that such restrictions or limitations shall not have already lapsed, shall remain in full force and effect with respect to such options after giving effect to the Merger and the assumption of such options by JSC as set forth above.

     SECTION 6.14. JSC Stock Options. Effective as of the Closing, each then outstanding option to purchase shares of JSC Common Stock granted under the JSC Amended and Restated 1992 Stock Option Plan (as amended and restated effective as of May 1, 1997), regardless of the extent vested and exercisable, shall become vested and exercisable.

     SECTION 6.15. Benefits Continuation, etc. (a) Comparable Benefits. In addition to JSC's obligations pursuant to the next sentence, for not less than one year following the Effective Time, JSC shall maintain, or shall cause Stone and its Subsidiaries to maintain, compensation and employee benefits plans and arrangements for employees of Stone and its Subsidiaries ('Affected Employees') that are, in the aggregate, no less favorable than as provided under the Stone Benefit Arrangements and Stone Employee Plans as in effect on the date hereof. For not less than one year following the Effective Time, JSC shall maintain or shall cause Stone and its Subsidiaries to maintain, for Affected Employees, welfare benefit plans that are, on an individual basis, no less favorable than as provided under the welfare benefit plans listed in Section 6.15 of the Stone Disclosure Schedule. Without limiting the generality of the foregoing, for not less than one year following the Effective Time, JSC shall provide, or cause Stone and its Subsidiaries to provide, severance pay and other severance benefits to each Affected Employee as of the Effective Time that are no less favorable than under the Stone Employee Plans and current practices of Stone as in effect as of the date of this Agreement. Notwithstanding the foregoing, JSC shall have the right (i) following the Effective Time to transfer to one or more employee benefit plans maintained by JSC any employee of Stone or any Subsidiary who becomes an employee of JSC or any of its Subsidiaries and (ii) in the good faith exercise of its managerial discretion, to terminate the employment of any employee. Nothing in this Agreement shall be construed as granting to any employee any rights of continuing employment.

     (b) Honoring Stone Employee Plans and Accrued Vacation. JSC shall, or shall cause Stone to, honor all Stone Employee Plans and other contractual commitments in effect immediately prior to the Effective Time between Stone or its Subsidiaries and Affected Employees or former employees of Stone or its Subsidiaries. Without limiting the generality or the foregoing, JSC shall honor all vacation, holiday, sickness and personal days accrued by Affected Employees and, to the extent applicable, former employees of Stone and its Subsidiaries ('Former Employees') as of the Effective Time.

     (c) Participation in Benefit Plans. Employees and, to the extent applicable, Former Employees shall be given credit for all service with Stone and its Subsidiaries (or service credited by Stone or such Subsidiaries) under all employee benefit plans and arrangements currently maintained by JSC or any of its Subsidiaries in which they are or become participants for purposes of eligibility, vesting, level of participant contribution and benefit accruals (but subject to an offset, if necessary, to avoid duplication of benefits) to the same extent as if rendered to JSC or any of its Subsidiaries. JSC shall cause to be waived any pre-existing condition limitation under its welfare plans that might otherwise apply to an Affected Employee or, to the extent applicable, a Former Employee. JSC agrees to recognize (or cause to be recognized) the dollar amount of all expenses incurred by Affected Employees or, to the extent applicable, Former Employees, during the calendar year in which the Effective Time occurs for purposes of satisfying the calendar year deductions and co-payment limitations for such year under the relevant benefit plans of JSC and its Subsidiaries.

     SECTION 6.16. Certain Other Employee Benefits Matters. Each of JSC and Stone may take the actions indicated by it in Schedule 6.16 to their respective Disclosure Schedules at or prior to the times specified therein.

     SECTION 6.17. Convertible Debt. Stone and JSC shall take all necessary action to enter into supplemental indentures prior to the Effective Time with the trustees under the indentures pursuant to which the Convertible Notes and Convertible Debentures were issued that provide, among other things, that from and after the Effective Time the Convertible Notes and Convertible Debentures will be convertible only into the consideration payable to holders of shares of Stone Common Stock in the Merger.

     SECTION 6.18. Confidentiality Agreement. The parties hereto agree that the Confidentiality Agreement shall be hereby amended to provide that any provision therein which in any manner would be inconsistent with this Agreement or the transactions contemplated hereby shall terminate as of the date hereof. The parties further agree that the Confidentiality Agreement shall terminate as of the Effective Time.

     SECTION 6.19. Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger, each of JSC and Stone shall take such actions as are necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on the Merger and such other transactions.

     SECTION 6.20. Rights Agreement. Stone shall not redeem the Rights issued under the Rights Agreement or terminate the Rights Agreement until immediately prior to the Effective Time unless required to do so by a court of competent jurisdiction.

     SECTION 6.21. Headquarters; Logo. As soon as practicable following the Effective Time, JSC shall take all action necessary to locate JSC's corporate headquarters in Chicago, Illinois. The logo of JSC prior to the Effective Time shall be the logo of JSC after the Effective Time.

     SECTION 6.22. Stock Purchase Agreement. JSC covenants and agrees that it shall not amend, modify or waive any provision of the Stock Purchase Agreement or agree to terminate the Stock Purchase Agreement, in each case without the consent of Stone.

                                   ARTICLE 7
                              CONDITIONS TO MERGER

     SECTION 7.01. Conditions to Each Party's Obligations. The respective obligations of each party to this Agreement to consummate the Merger and the transactions contemplated hereby shall be subject to the satisfaction of the following conditions:

          (a) Stockholder Approvals. (i) This Agreement and the Merger and the amendments to the Stone certificate of incorporation contemplated hereby shall have been approved and adopted by the stockholders of Stone, (ii) this Agreement and the Merger shall have been approved and adopted by the sole stockholder of Sub and (iii) the issuance of the shares of JSC Common Stock in the Merger and the amendments to the JSC certificate of incorporation contemplated hereby shall have been approved by the stockholders of JSC.

          (b) Waiting Periods; Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, any necessary approvals under similar laws of the European Union shall have been obtained and any other approvals required under applicable analogous foreign laws shall have been obtained, except where the failure to obtain such approval would not, individually or in the aggregate, be reasonably expected to have a material adverse effect on the financial condition or results of operations of JSC and its Subsidiaries, taken as a whole, after giving effect to the Merger.

          (c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint shall prohibit the consummation of the Merger.

          (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

          (e) Listing or Quotation of Stock. The shares of JSC Common Stock to be issued in the Merger shall have been approved for listing on the NYSE or approved for quotation on the Nasdaq, subject to official notice of issuance.

          (f) Consummation of Stock Purchase. The consummation of the stock purchase pursuant to the Stock Purchase Agreement shall occur concurrently with consummation of the Merger (it being understood that the purchase of shares of JSC Common Stock thereunder shall be deemed not to occur until the Merger has occurred).

     SECTION 7.02. Additional Conditions to Obligations of JSC and Sub. The obligations of JSC and Sub to consummate the Merger and the transactions contemplated hereby shall be subject to the satisfaction of the following additional conditions, any of which, subject to Section 9.06, may be waived in writing exclusively by JSC:

          (a) Representations and Warranties. The representations and warranties of Stone set forth in this Agreement that are qualified as to Stone Material Adverse Effect shall be true and correct as of the Closing Date and the representations and warranties that are not so qualified, taken together, shall be true and correct in all material respects, in each case as though made on and as of the Closing Date (except to the extent any such representation or warranty expressly speaks as of an earlier date); and JSC and Sub shall have received a certificate signed on behalf of Stone by an executive officer of Stone to such effect.

          (b) Performance of Obligations. Stone shall have performed in all material respects each obligation and agreement and shall have complied in all material respects with each covenant required to be performed and complied with by it under this Agreement at or prior to the Effective Time; and JSC and Sub shall have received a certificate signed on behalf of Stone by an executive officer of Stone to such effect.

     SECTION 7.03. Additional Conditions to Obligations of Stone. The obligation of Stone to effect the Merger is subject to the satisfaction of each of the following additional conditions, any of which may be waived, in writing, exclusively by Stone:

          (a) Representations and Warranties. The representations and warranties of JSC and Sub set forth in this Agreement that are qualified as to JSC Material Adverse Effect shall be true and correct as of the Closing Date and the representations and warranties that are not so qualified, taken together, shall be true and correct in all material respects, in each case as though made on and as of the Closing Date (except to the extent any such representation or warranty expressly speaks as of an earlier date); and Stone shall have received a certificate signed on behalf of JSC by an executive officer of JSC and on behalf of Sub by an executive officer of Sub to such effect.

          (b) Performance of Obligations. Each of JSC and Sub shall have performed in all material respects each obligation and agreement and shall have complied in all material respects with each covenant required to be performed or complied with by it under this Agreement at or prior to the Effective Time; and Stone shall have received a certificate signed on behalf of JSC by an executive officer of JSC and on behalf of Sub by an executive officer of Sub to such effect.

          (c) Tax Opinion. Stone shall have received a written opinion from Sidley & Austin, counsel to Stone, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and rely upon reasonable representations and certificates of JSC (including, without limitation, representations contained in the JSC Tax Certificate), Sub, Stone (including, without limitation, representations contained in the Stone Tax Certificate); and JSC, Sub and Stone will make such representations and deliver such certificates.

                                   ARTICLE 8
                                  TERMINATION

     SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 8.01(b) through 8.01(m), by written notice by the terminating party to the other party), whether before or after approval of the matters presented in connection with the Merger by the stockholders of JSC or the stockholders of Stone:

          (a) by mutual written consent of JSC and Stone; or

          (b) by either JSC or Stone, if the Merger shall not have been consummated by December 31, 1998 (the 'End Date'); provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before the End Date; or

          (c) by either JSC or Stone, if a court of competent jurisdiction or other Governmental Authority shall have issued a final, non-appealable order, decree or ruling, or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

          (d) by either JSC or Stone (i) if, at the Stone Stockholders' Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of Stone in favor of this Agreement and the Merger and the amendments to the Stone certificate of incorporation contemplated hereby shall not have been obtained or (ii) if, at the JSC Stockholders' Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of JSC in favor of the issuance of shares of JSC Common Stock in the Merger and the amendments to the JSC certificate of incorporation contemplated hereby shall not have been obtained; or

          (e) by Stone, if the Board of Directors of JSC shall not have recommended or shall have modified in a manner materially adverse to Stone its recommendation of the issuance of shares of JSC Common Stock in the Merger or the amendments to the JSC certificate of incorporation contemplated hereby; or

          (f) by Stone, if JSC or any of its Affiliates shall have materially and knowingly breached the covenant contained in Section 6.01; or

          (g) by Stone or JSC, if the Board of Directors of JSC shall have determined to recommend a Takeover Proposal to its stockholders and to enter into a binding written agreement concerning such Takeover Proposal after determining, pursuant to Section 6.01, that such Takeover Proposal constitutes a Superior Proposal; provided that JSC may not exercise its right to terminate under this Section 8.01(g) (and may not enter into a binding written agreement with respect to such Takeover Proposal) until 45 days after the date of this Agreement, but not later than the date that is the later of (x) the date that is 120 days after the date hereof and (y) the date on which the necessary approvals from the JSC stockholders are obtained, and unless and until (i) JSC shall have provided Stone prior written notice at least five business days prior to such termination that the Board of Directors of JSC has authorized and intends to effect the termination of this Agreement pursuant to this Section 8.01(g), specifying the material terms and conditions of such Takeover Proposal and attaching the most current version of the agreement relating thereto, (ii) Stone does not make, within five business days of receipt of JSC's written notice, an offer such that the Board of Directors of JSC determines, in good faith and after consultation with its financial advisors, that the foregoing Takeover Proposal no longer constitutes a Superior Proposal, (iii) JSC shall otherwise be in compliance with its obligations under this Agreement (including, without limitation, Section 6.01) and (iv) on or prior to such termination JSC shall have paid to Stone the fee provided for in Section 8.03(d); in connection with the foregoing, JSC agrees that it will not enter into a binding agreement with respect to such a Takeover Proposal until at least the fifth business day after it has provided the notice to Stone required hereby and that it will notify Stone promptly if its intention to enter into such written agreement shall change at any time after giving such notification; or

          (h) by JSC, if a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Stone set forth in this Agreement shall have occurred which would cause the conditions set forth in Sections 7.02(a) or 7.02(b) not to be satisfied, and such conditions are incapable of being satisfied by the End Date; or

          (i) by JSC, if the Board of Directors of Stone shall not have recommended or shall have modified in a manner materially adverse to JSC its recommendation of this Agreement and the Merger or the amendments to the Stone certificate of incorporation contemplated hereby; or

          (j) by JSC, if Stone or any of its Affiliates shall have materially and knowingly breached the covenant contained in Section 6.01; or

          (k) by JSC or Stone, if the Board of Directors of Stone shall have determined to recommend a Takeover Proposal to its stockholders and to enter into a binding written agreement concerning such Takeover Proposal after determining, pursuant to Section 6.01, that such Takeover Proposal constitutes a Superior Proposal; provided that Stone may not exercise its right to terminate under this Section 8.01(k) (and may not enter into a binding written agreement with respect to such Takeover Proposal) until 45 days after the date of this Agreement, but not later than the date that is the later of (x) the date that is 120 days after the date hereof and (y) the date on which the necessary approvals from the Stone stockholders are obtained, and unless and until (i) Stone shall have provided JSC prior written notice at least five business days prior to such termination that the Board of Directors of Stone has authorized and intends to effect the termination of this Agreement pursuant to this Section 8.01(k), specifying the material terms and conditions of such Takeover Proposal and attaching the most current version of the agreement relating thereto, (ii) JSC does not make, within five business days of receipt of Stone's written notice, an offer such that the Board of Directors of Stone determines, in good faith and after consultation with its financial advisors, that the foregoing Takeover Proposal no longer constitutes a Superior Proposal,
     (iii) Stone shall otherwise be in compliance with its obligations under this Agreement (including, without limitation, Section 6.01) and (iv) on or prior to such termination Stone shall have paid to JSC the fee provided for in Section 8.03(b); in connection with the foregoing, Stone agrees that it will not enter into a binding agreement with respect to such a Takeover Proposal until at least the fifth business day after it has provided the notice to JSC required hereby and that it will notify JSC promptly if its intention to enter into such written agreement shall change at any time after giving such notification; or

          (l) by Stone, if a breach of or failure to perform any representation, warranty, covenant or agreement on the part of JSC or Sub set forth in this Agreement shall have occurred which would cause the conditions set forth in Sections 7.03(a) or 7.03(b) not to be satisfied, and such conditions are incapable of being satisfied by the End Date; or

          (m) (i) by Stone if a third party or group (other than the parties to the JSC Voting Agreements) shall have acquired ownership of a majority of the then outstanding shares of JSC Common Stock or (ii) by JSC if a third party or group (other than the parties to the Stone Voting Agreement) shall have acquired ownership of a majority of the then outstanding shares of Stone Common Stock.

     SECTION 8.02. Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.01, there shall be no liability or obligation on the part of JSC, Stone, Sub, or their respective officers, directors, stockholders or Affiliates, except as set forth in Section 8.03 and except to the extent that such termination results from the willful breach by a party of any of its representations, warranties, covenants or agreements contained in this Agreement; provided that the provisions of Sections 8.03, 9.02 and 9.07 of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

     SECTION 8.03. Fees and Expenses. (a) Except as set forth in this Section 8.03, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that JSC and Stone shall share equally all fees and expenses, other than attorneys' and accounting fees and expenses, incurred in relation to the printing and filing of the Proxy Statement (including any related preliminary materials) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

     (b) If this Agreement is terminated by JSC pursuant to Section 8.01(i), 8.01(j), 8.01(k) or 8.01(m)(ii) or by Stone pursuant to Section 8.01(k), Stone shall pay to JSC a termination fee of $50 million in cash within one business day after such termination.

     (c) If this Agreement is terminated by either JSC or Stone pursuant to
Section 8.01(d)(i) and a Takeover Proposal with respect to Stone shall have been made prior to the Stone Stockholders' Meeting, Stone shall pay to JSC a termination fee of $50 million in cash within one business day after such termination; provided that if the Board of Directors of Stone did not exercise any of its rights under Section 6.01 (other than a recommendation of rejection of a Takeover Proposal pursuant to Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act) with respect to the Takeover Proposal, such fee shall not be payable unless concurrently with or within 9 months after such termination, a Stone Third Party Acquisition Event occurs. In such event, Stone shall pay JSC the termination fee of $50 million in cash within one business day of the occurrence of the Stone Third Party Acquisition Event.

     A 'Stone Third Party Acquisition Event' means any of the following events:
(A) any Person (other than JSC or its Affiliates) acquires or becomes the beneficial owner of a majority of the outstanding shares of Stone Common Stock; or (B) the consummation of a merger or other business combination involving Stone or the completion of the acquisition of a majority interest in, or a majority of the assets of, Stone (other than a transaction with JSC or its Affiliates or as contemplated by this Agreement). For purposes of Section 8.03, the term 'beneficial owner' shall be defined by reference to Section 13(d) of the Exchange Act.

     (d) If this Agreement is terminated by Stone pursuant to Section 8.01(e), 8.01(f), 8.01(g) or 8.01(m)(i) or by JSC pursuant to Section 8.01(g), JSC shall pay to Stone a termination fee of $60 million in cash within one business day after such termination.

     (e) If this Agreement is terminated by either Stone or JSC pursuant to
Section 8.01(d)(ii) and a Takeover Proposal with respect to JSC shall have been made prior to the JSC Stockholders' Meeting, JSC shall pay to Stone a termination fee of $60 million in cash within one business day after such termination; provided that if the Board of Directors of JSC did not exercise any of its rights under Section 6.01 (other than a recommendation of rejection of a Takeover Proposal pursuant to Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act) with respect to the Takeover Proposal, such fee shall not be payable unless concurrently with or within 9 months after such termination, a JSC Third Party Acquisition Event occurs. In such event, JSC shall pay Stone the termination fee of $60 million in cash within one business day of the occurrence of the JSC Third Party Acquisition Event.

     A 'JSC Third Party Acquisition Event' means any of the following events:
(A) any Person (other than Stone or its Affiliates) acquires or becomes the beneficial owner of a majority of the outstanding shares of JSC Common Stock; or
(B) the consummation of a merger or other business combination involving JSC or the completion of the acquisition of a majority interest in, or a majority of the assets of, JSC (other than a transaction with Stone or its Affiliates or as contemplated by this Agreement).

     (f) If one party fails to promptly pay to the other any fee or expense due hereunder, the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Citibank, N.A. from the date such fee was required to be paid.

     SECTION 8.04. Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Stone or JSC, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     SECTION 8.05. Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto contained herein, (ii) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions of the other parties hereto contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                   ARTICLE 9
                                 MISCELLANEOUS

     SECTION 9.01. Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for covenants and agreements which, by their terms, are to be performed after the Effective Time. Except as otherwise provided in Section 6.17, the Confidentiality Agreement shall survive the execution and delivery of this Agreement but shall terminate and be of no further force and effect as of the Effective Time.

     SECTION 9.02. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) if to JSC or Sub, to

         Jefferson Smurfit Corporation
       Jefferson Smurfit Centre
       8182 Maryland Avenue
       St. Louis, Missouri 63105
       Attention: Patrick J. Moore, Vice President and Chief Financial Officer
                 Michael E. Tierney, Esq., General Counsel
       Facsimile No.: (314) 746-1184

       with a copy to:

       Davis Polk & Wardwell
       450 Lexington Avenue
       New York, New York 10017
       Attention: John R. Ettinger, Esq.
       Facsimile No.: (212) 450-4800

     (b) if to Stone, to:

         Stone Container Corporation
       150 North Michigan Avenue
       Chicago, Illinois 60601
       Attention: Roger W. Stone, Chief Executive Officer
       Facsimile No.: (312) 580-4625

         with a copy to:

         Sidley & Austin
       One First National Plaza
       Chicago, Illinois 60603
       Attention: Thomas A. Cole, Esq.
                 Frederick C. Lowinger, Esq.
       Facsimile No.: (312) 853-7036

     SECTION 9.03. Interpretation. When a reference is made in this Agreement to a section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words 'include,' 'includes' or 'including' are used in this Agreement they shall be deemed to be followed by the words 'without limitation.' The phrase 'made available' in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrase 'to the knowledge of' a party shall mean the actual knowledge of any of the executive officers of such party after due inquiry of those employees of the party who could reasonably be expected to have information relating to the subject matter of the representation.

     SECTION 9.04. Disclosure Schedules. Each exception to a section of this Agreement set forth in the JSC Disclosure Schedule or the Stone Disclosure Schedule will specifically refer to the section of the Agreement to which it relates.

     SECTION 9.05. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     SECTION 9.06. Entire Agreement; No Third Party Beneficiaries. This Agreement (including the documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Sections 1.04 and 6.12 and this Section 9.06, is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. For purposes of Section 7.01(f), the condition contained therein may not be waived, and this provision may not be amended, by JSC and Stone without the express written consent of JSG and MSLEF who are hereby expressly made third party beneficiaries of this provision.

     SECTION 9.07. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law rules. Each party hereto irrevocably and unconditionally consents and submits to the jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby, and further agrees that service of any process, summons, notice or document by U.S. registered or certified mail to the party at the address specified in Section 9.02, shall be effective service of process for any action, suit or proceeding brought against such party in any such court. Each party hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this agreement or the transactions contemplated hereby, in the courts of the State of Delaware located in Wilmington, Delaware or the United States of America located in Wilmington, Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. If any provision of this Agreement is held to be unenforceable for any reason, it shall be modified rather than voided, if possible, in order to achieve the intent of the parties to the extent possible. In any event, all other provisions of this Agreement shall be deemed valid and enforceable to the extent possible.

     SECTION 9.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, and any attempted assignment thereof without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.


     IN WITNESS WHEREOF, JSC, Sub and Stone have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                          JEFFERSON SMURFIT CORPORATION

                                          By: /s/ Patrick J. Moore
                                              _________________________________
                                             Name: Patrick J. Moore
                                             Title:  Vice President and Chief
                                                     Financial Officer

                                          JSC ACQUISITION CORPORATION

                                          By: /s/ Patrick J. Moore
                                              _________________________________
                                             Name: Patrick J. Moore
                                             Title:  Vice President and Chief
                                                     Financial Officer

                                          STONE CONTAINER CORPORATION

                                          By: /s/ Roger W. Stone
                                             _________________________________
                                             Name: Roger W. Stone
                                             Title:  Chief Executive Officer



                                                                         ANNEX B

                     RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                         JEFFERSON SMURFIT CORPORATION
              (BEING RENAMED SMURFIT-STONE CONTAINER CORPORATION)

     Jefferson Smurfit Corporation, a Delaware corporation, the original Certificate of Incorporation of which was filed with the Secretary of State of the State of Delaware on August 4, 1989 and a Restated Certificate of Incorporation of which was filed with the Secretary of State of the State of Delaware on May 11, 1994, HEREBY CERTIFIES that this Restated Certificate of Incorporation, restating, integrating and amending its Certificate of Incorporation, was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

     FIRST: The name of the Corporation is Smurfit-Stone Container Corporation (the 'Corporation').

     SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

     THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the 'GCL').

     FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 425,000,000 shares, consisting of 400,000,000 shares of common stock, par value $.01 per share (the 'Common Stock'), and 25,000,000 shares of preferred stock, par value $.01 per share (the 'Preferred Stock').

     The Board of Directors is expressly authorized to provide for the issuance of all or any shares of the Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series and as may be permitted by the GCL, including, without limitation, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices,
(ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series, (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at such rates of exchange and with such adjustments, all as may be stated in such resolution or resolutions.

     FIFTH: As and when Stone Container Corporation, a Delaware corporation ('Stone'), is required to deliver shares of Common Stock (or other securities of the Corporation, if applicable), upon conversion of shares of Stone's Series E Cumulative Convertible Exchangeable Preferred Stock, par value $.01 per share ('Series E Preferred Stock') (or upon conversion of any 7% Convertible Subordinate Exchange Debentures due 2007 issued in exchange for the Series E Preferred Stock (the '7% Convertible Debentures')) in accordance with Section 6 of Subpart I.B. of Stone's Restated Certificate of Incorporation, as amended (or in accordance with the terms of the indenture under which the 7% Convertible Debentures were issued, as it may be amended or supplemented (the '7% Indenture')) the Corporation shall make available to Stone sufficient shares of Common Stock (or other securities and property of the Corporation, if applicable) to permit Stone to satisfy such conversion requirements. The Corporation shall deliver such shares of Common Stock (or other securities and property of the Corporation, if applicable) to Stone no later than the time when Stone is required to deliver such securities and property upon conversion of the Stone Series E Preferred Stock (or upon conversion of any 7% Convertible Debentures), and the Corporation shall not be required to deliver such securities and property prior to such time. In addition, the Corporation shall take any and all action contemplated to be taken by the Corporation when, as and if required pursuant to the provisions of Section 6 of Subpart I.B. of Stone's Restated Certificate of Incorporation, as amended, or the 7% Indenture, as the case may be.

     SIXTH: A. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors consisting of not less than three (3) and not more than fifteen (15) directors, the exact number of directors to be determined as set forth in the Amended and Restated Bylaws of the Corporation (such Bylaws, as amended from time to time in accordance with this Restated Certificate of Incorporation and the Amended and Restated Bylaws, being referred to herein as the 'Bylaws'). Notwithstanding the first sentence of this Paragraph A of this Article SIXTH, until the date (the 'Article 5 Termination Date') which is the earlier of (i) the date upon which Mr. Roger W. Stone ('Mr. Stone') ceases to be the President and Chief Executive Officer (the 'CEO') of the Corporation or (ii) February 16, 2001, the Board of Directors shall consist of twelve (12) members unless such number shall be increased or decreased upon the affirmative vote of stockholders holding at least 75% of the voting power of the Corporation's then outstanding capital stock entitled to vote thereon.

     B. Each director shall serve for a term expiring at the next annual meeting of stockholders and at each annual meeting of stockholders directors shall be elected for a term expiring at the next annual meeting of stockholders, provided that each director shall hold office until his or her successor shall be elected and shall qualify, subject to prior death or incapacity, resignation, retirement, disqualification or removal from office.

     C. To the extent and for so long as provided in Article 5 of the Bylaws, the Nominating Committees, the Compensation Committee, the Audit Committee, the Independent Committee, the Supervisory Committees and the Officer Appointment Committee (as each such term is defined in Article 5 of the Bylaws) shall each be constituted in accordance with, and shall be vested with such powers and authority as are provided in, Article 5 of the Bylaws.

     D. Notwithstanding anything in this Restated Certificate of Incorporation to the contrary, the second sentence of Paragraph A, Paragraph C and this Paragraph D of this Article SIXTH may not be altered, amended or repealed, nor may any provision inconsistent therewith be adopted, except by the affirmative vote of stockholders holding at least 75% of the voting power of the Corporation's then outstanding capital stock entitled to vote thereon.

     SEVENTH: No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) pursuant to Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. Any alteration, amendment or repeal of this Article SEVENTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such alteration, amendment or repeal with respect to acts or omissions occurring prior to such alteration, amendment or repeal.

     EIGHTH: The Corporation is to have perpetual existence.

     NINTH: The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatsoever.

     TENTH: A. The Bylaws may be altered, amended or repealed in whole or in part, and new Bylaws may be adopted, (i) by the Board of Directors with the affirmative vote of such number of directors as may be required by, and otherwise in accordance with the procedures specified in, the Bylaws or (ii) by the affirmative vote of stockholders required pursuant to the Bylaws and the GCL.

     B. Notwithstanding Paragraph A of this Article TENTH, until the Article 5 Termination Date, no provision of Article 5 of the Bylaws may be altered, amended or repealed by the stockholders, nor may any provision inconsistent with Article 5 of the Bylaws be adopted by the stockholders, except by the affirmative vote of stockholders holding at least 75% of the voting power of the Corporation's then outstanding capital stock entitled to vote thereon.

     C. Notwithstanding Paragraph A of this Article TENTH, for so long as Morgan Stanley Leveraged Equity Fund II, Inc. ('MSLEF') beneficially owns (such term, as used herein, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as such rule is in effect on the date of adoption hereof) at least the MSLEF Threshold Amount of Shares (as defined below), no provision of the Bylaws relating to (i) the authority and membership of the MSLEF Committee and the Compensation Committee of the Corporation, (ii) the inclusion of the MSLEF Director (as defined in the Bylaws) on the Independent Committee and the JSG Supervisory Committee of the Corporation (if such committees exist) or (iii) the nomination, removal or replacement of the MSLEF Director, may be altered, amended or repealed by the stockholders, nor may any provision inconsistent with any such provision of the Bylaws be adopted by the stockholders, except by the affirmative vote of stockholders holding at least 75% of the voting power of the Corporation's then outstanding capital stock entitled to vote thereon.

     D. Notwithstanding anything in this Restated Certificate of Incorporation to the contrary, no provision of Paragraphs B or C or this Paragraph D of this Article TENTH may be altered, amended or repealed, nor may any provision inconsistent therewith be adopted, except by the affirmative vote of stockholders holding at least 75% of the voting power of the Corporation's then outstanding capital stock entitled to vote thereon.

     ELEVENTH: Any action required or permitted to be taken by the stockholders of the Corporation may be effected solely at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders in lieu of such a meeting.

     TWELFTH: A. Special meetings of stockholders may be called by any of (i) the Chairman of the Board of Directors, (ii) the CEO, (iii) any Vice President or (iv) the Secretary, and shall be called by any such officer, only at the request in writing (delivered to such officer at the executive offices of the Corporation) of either (x) subject to Paragraph B of this Article TWELFTH, a majority of the entire Board of Directors pursuant to a resolution adopted thereby (which resolution shall constitute the aforementioned written request) or (y) stockholders holding at least 25% of the voting power of the Corporation's then outstanding capital stock entitled to vote, in either case, as promptly as practicable following such request. Such request shall state the purpose or purposes of the meeting and the place, date and hour of the meeting. In the event a special meeting of stockholders is called for the purpose of electing one or more directors, any stockholder may nominate a person or persons (as the case may be) for election to such positions as are specified in the Corporation's notice of the special meeting. In order for a stockholder to make a nomination, such stockholder must provide timely notice thereof in proper written form (as set forth in the Bylaws) to the Secretary of the Corporation.

     B. Notwithstanding Paragraph A of this Article TWELFTH, (i) until the
Article 5 Termination Date, with respect to any director other than a MSLEF Director, and (ii) until MSLEF beneficially owns less than the MSLEF Threshold Amount of Shares, with respect to the MSLEF Director, the Board of Directors shall not request that a special meeting of stockholders be called, at which meeting the removal of a director from office is to be voted on, unless the Board of Directors has first determined, by the affirmative vote of at least 75% of the members of the entire Board of Directors, that there exists Cause (as defined below) to remove such director from the Board of Directors.

     C. Notwithstanding anything in this Restated Certificate of Incorporation to the contrary, no provision of Paragraph B or this Paragraph C of this Article TWELFTH may be altered, amended or repealed, nor may any provision inconsistent therewith be adopted, except by the affirmative vote of stockholders holding at least 75% of the voting power of the Corporation's then outstanding capital stock entitled to vote thereon.

     THIRTEENTH: As used in this Restated Certificate of Incorporation:

          (x) the term 'entire Board of Directors' means the total number of directors which the Corporation would have if there were no vacancies;

          (y) the term 'Cause' means a director's (i) willful and continued failure to substantially perform his or her duties to the Corporation as a director, (ii) willful conduct which is significantly injurious to the Corporation, monetarily or otherwise, or (iii) conviction for, or guilty plea to, a felony; and

          (z) the term 'MSLEF Threshold Amount of Shares' means 1,000,000 shares of Common Stock, determined on a primary basis and adjusted, as appropriate, for any stock dividend or similar distribution of capital stock of the Corporation, stock split, reclassification, recapitalization, stock combination or other similar change involving the Common Stock.

     FOURTEENTH: The Corporation reserves the right to amend, alter or repeal any provision contained in this Restated Certificate of Incorporation, and all rights conferred upon stockholders hereby are granted subject to this reservation.

     IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed in its name and attested by its duly authorized officers this [ ] day of
[            ], 1998.

                                          JEFFERSON SMURFIT CORPORATION


                                          By:
                                             ---------------------------------



                                                                         ANNEX C

                              AMENDED AND RESTATED
                                     BYLAWS
                                       OF
                      SMURFIT-STONE CONTAINER CORPORATION
                     (hereinafter called the 'Corporation')

                                   ARTICLE 1
                                    OFFICES

     SECTION 1.01. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

     SECTION 1.02. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

                                   ARTICLE 2
                            MEETING OF STOCKHOLDERS

     SECTION 2.01. Place of Meetings. Subject to Section 2.03 hereof, meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

     SECTION 2.02. Annual Meetings. The annual meeting of stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meeting the stockholders shall elect directors by a plurality vote, and transact such other business as may properly be brought before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten
(10) nor more than sixty (60) days before the date of the meeting.

     SECTION 2.03. Special Meetings. Unless otherwise prescribed by applicable law, rule or regulation or by the Restated Certificate of Incorporation as it may be amended from time to time (the 'Certificate of Incorporation'), special meetings of stockholders ('Special Meetings') may be called by any of (i) the Chairman of the Board of Directors (the 'Chairman'), (ii) the President and Chief Executive Officer (the 'CEO'), (iii) any Vice President, or (iv) the Secretary, and shall be called by such officer, only at the request in writing (delivered to such officer at the executive offices of the Corporation) of (x) subject to Section 5.03(b) hereof, a majority of the entire Board of Directors pursuant to a resolution adopted thereby (which resolution shall constitute the aforementioned written request) or (y) the holders of at least 25% of the voting power of the capital stock of the Corporation issued and outstanding and entitled to vote, in either case, as promptly as practicable following such request. Such request shall state the purpose or purposes of the meeting and the place, date and hour of the meeting. The Corporation shall provide written notice of a Special Meeting, stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called (as set forth in the written request), not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting.

     In the event a Special Meeting is called for the purpose of electing one or more directors, any stockholder may nominate a person or persons (as the case may be) for election to such positions as are specified in the Corporation's notice of the Special Meeting. In order for a stockholder to make a nomination, such stockholder must provide timely notice thereof in proper written form to the Secretary of the Corporation. To be timely, a stockholder's notice to the Secretary must be delivered to or received at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which the notice of the date of the Special Meeting was mailed or public disclosure of the date of the Special Meeting was first made, whichever first occurs. To be in proper written form, the stockholder's notice must set forth, as to each person whom the stockholder proposes to nominate for election as a director, the name, age, business address and residence address of the person.

     No business shall be conducted at a Special Meeting except as described in the notice of the Special Meeting, provided that, once business has been properly brought before a Special Meeting, nothing in this Section 2.03 shall be deemed to preclude discussion by any stockholder of any such business. If the officer presiding at a Special Meeting determines that business was not properly brought before the Special Meeting in accordance with the foregoing procedures, such officer shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

     SECTION 2.04. Quorum. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the capital stock of the Corporation issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting (satisfying the requirements of the notice described in Section 2.03 above) shall be given to each stockholder entitled to vote at the meeting.

     SECTION 2.05. Voting. Unless otherwise required by applicable law, rule or regulation or the Certificate of Incorporation or these Amended and Restated Bylaws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the voting power of the capital stock of the Corporation represented and entitled to vote thereat. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder or such other vote as is set forth in the Certificate of Incorporation. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his or her discretion, may require that any votes cast at such meeting shall be cast by written ballot, provided that all elections of directors shall be by written ballot.

     SECTION 2.06. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting of stockholders, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting of stockholders during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

     SECTION 2.07. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 2.06 or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

     SECTION 2.08. Nomination of Directors at Annual Meetings. Subject to
Article 5 hereof, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation at an annual meeting, except as may be otherwise provided in the Certificate of Incorporation with respect to the right of holders of preferred stock of the Corporation to nominate and elect a specified number of directors in certain circumstances. Nominations of persons for election to the Board of Directors may be made at any annual meeting of stockholders (a) subject to
Article 5 hereof, by or at the direction of the Board of Directors (or any duly authorized committee of the Board of Directors) or (b) by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 2.08 and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section 2.08.

     In addition to any other applicable requirements, for a nomination to be made by a stockholder at an annual meeting, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation. To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was first made, whichever first occurs.

     To be in proper written form, a stockholder's notice to the Secretary must set forth (a) as to each person whom the stockholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the Corporation which are owned of record or beneficially owned (such term, as used herein, as defined in Section 5.13 below) by the person and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended from time to time (the 'Exchange Act'), and the rules and regulations promulgated thereunder, and (b) as to the stockholder giving the notice (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder, (iii) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, to the extent such information would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (iv) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to nominate the persons named in its notice and (v) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

     Subject to Article 5 hereof, no person shall be eligible for election as a director of the Corporation at an annual meeting unless nominated in accordance with the procedures set forth in this Section 2.08. If the officer presiding at an annual meeting of stockholders determines that a nomination was not made in accordance with the foregoing procedures, such officer shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded. Nothing in this Section 2.08 shall affect the rights of stockholders to remove and replace directors, or otherwise nominate and elect directors, at a Special Meeting duly called for such purpose.

     SECTION 2.09. Business at Annual Meetings. No business may be transacted at an annual meeting of stockholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (c) otherwise properly brought before the annual meeting by any stockholder of the Corporation who (i) is a stockholder of record on the date of the giving of the notice provided for in this Section 2.09 and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) complies with the notice procedures set forth in this Section 2.09.

     In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation. To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was first made, whichever first occurs. To be in proper written form, a stockholder's notice to the Secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such stockholder, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder, (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business and (v) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

     No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.09; provided, however, that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2.09 shall be deemed to preclude discussion by any stockholder of any such business. If the officer presiding at an annual meeting of stockholders determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, such officer shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

                                   ARTICLE 3
                                   DIRECTORS

     SECTION 3.01. Number and Election of Directors. The Board of Directors shall consist of not less than three (3) nor more than fifteen (15) members, the exact number of which shall initially upon the adoption of these Amended and Restated Bylaws be twelve (12) and, subject to the Certificate of Incorporation and Section 5.02(a) hereof, shall be fixed thereafter from time to time by resolution of the Board of Directors adopted in accordance with Section 3.05 hereof. Except as provided in Section 3.02, directors shall be elected by a plurality of the votes cast at annual meetings of stockholders, or at a Special Meeting duly called for such purpose, and each director so elected shall hold office until the next annual meeting of stockholders and until his or her successor is duly elected and qualified, or until his or her earlier death or incapacity, resignation, retirement, disqualification or removal from office. Any director may resign at any time upon notice to the Corporation. Directors need not be stockholders.

     SECTION 3.02. Vacancies. Subject to Article 5 hereof and the terms of any one or more classes or series of preferred stock of the Corporation, newly created directorships resulting from any increase in the number of directors and any vacancies in the Board of Directors resulting from death or incapacity, resignation, retirement, disqualification or removal from office may be filled only by the affirmative vote of a majority of the directors then in office, though less than a quorum, or by a sole remaining director, or by stockholders at a Special Meeting duly called for such purpose, and directors so elected shall hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified, or until their earlier death or incapacity, resignation, retirement, disqualification or removal from office.

     SECTION 3.03. Duties and Powers. The business of the Corporation shall be managed by or under the direction of the Board of Directors which, directly or through one or more committees thereof as provided herein, may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Amended and Restated Bylaws directed or required to be exercised or done by the stockholders.

     SECTION 3.04. Meetings. The Board of Directors may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, the CEO, or any director. Notice thereof stating the place, date and hour of the meeting and the matters to be acted on at such meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting (and, if such notice is given by mail within seven (7) days prior to the date of the meeting, concurrently by telephone, telegram, facsimile, electronic mail, telex or cable), by telephone, telegram, facsimile, telex or cable on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

     SECTION 3.05. Quorum; Actions by Board. Except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation or these Amended and Restated Bylaws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

     SECTION 3.06. Action by Written Consent. Unless otherwise provided by the Certificate of Incorporation or these Amended and Restated Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or any committee thereof, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or such committee.

     SECTION 3.07. Meetings by Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation or these Amended and Restated Bylaws, members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.07 shall constitute presence in person at such meeting.

     SECTION 3.08. Committees. Subject to Article 5 hereof, the Board of Directors may, by resolution, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Except as otherwise provided in these Amended and Restated Bylaws, any committee, to the extent allowed by applicable law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation. Each committee shall keep regular minutes and report to the Board of Directors when required.

     SECTION 3.09. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors and/or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

     SECTION 3.10. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose if (i) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

     SECTION 3.11. Compensation Committee. There is hereby established a Compensation Committee. Until the Article 5 Termination Date (as defined in
Section 5.01(a) below), the Compensation Committee shall be constituted in accordance with Section 5.05 hereof. After the Article 5 Termination Date, but subject to Section 5.01(b) hereof, the Compensation Committee shall consist of such number of directors as from time to time shall be designated by the Board of Directors, who shall serve on such committee for the term for which each member is designated or until such member's successor is duly elected and qualified, or until such member's earlier death or incapacity, resignation, retirement, disqualification or removal from office. None of the members of the Compensation Committee shall be an officer or an employee of the Corporation or of any subsidiary of the Corporation. The Compensation Committee shall have the duty to review at least once each fiscal year and to establish compensation (including fringe benefits) for all Executive Officers (such term, as used in these Amended and Restated Bylaws, shall have the meaning of the term 'officer' as defined in Rule 16a-1 under the Exchange Act) of the Corporation and its subsidiaries. The Compensation Committee shall also have the exclusive authority to approve the adoption of, amendment to and make all decisions with respect to, all bonus, incentive and other employee benefit plans (including, without limitation, equity-based or equity-related plans) and shall make all decisions with respect to grants or awards thereunder.

                                   ARTICLE 4
                                    OFFICERS

     SECTION 4.01. General. Subject to Article 5 hereof, the officers of the Corporation shall be chosen by the Board of Directors and there shall be a Chairman (who must be a director), a CEO, an Executive Vice President-Deputy Chief Executive (the 'EVP'), a Chief Financial Officer (the 'CFO'), a Secretary and a Treasurer. Subject to Article 5 hereof, the Board of Directors in its discretion may also choose one or more Vice Presidents, Assistant Secretaries/Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by applicable law, rule or regulation, the Certificate of Incorporation or these Amended and Restated Bylaws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman and subject to Article 5 hereof, need such officers be directors of the Corporation.

     SECTION 4.02. Election. Subject to Article 5 hereof, the Board of Directors at its meeting held after each annual meeting of stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier death or incapacity, resignation, retirement, disqualification or removal from office. Subject to Article 5 hereof, any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the directors present at any meeting of the Board of Directors at which there is a quorum. Subject to Article 5 hereof, any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The compensation of all officers of the Corporation shall be determined as set forth in Section 3.11 hereof.

     SECTION 4.03. Voting Securities Owned by the Corporation. Subject to the control of the Board of Directors, powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the CEO, the EVP, the CFO or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and powers incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

     SECTION 4.04. Chairman of the Board of Directors. The Chairman shall serve as the non-executive chairman of the Board of Directors and shall be a member of the Board of Directors. The Chairman shall preside at all meetings of the stockholders and of the Board of Directors at which the Chairman is present. Subject to Article 5 hereof and subject to the control of the Board of Directors, the Chairman, together with the CEO, shall have general supervisory responsibilities with respect to the business affairs and officers of the Corporation. Subject to Article 5 hereof, the Chairman shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him or her by these Amended and Restated Bylaws or by the Board of Directors.

     SECTION 4.05. Chief Executive Officer. Subject to Article 5 hereof and subject to the control of the Board of Directors, the CEO, together with the Chairman, shall have general supervisory responsibilities with respect to the business affairs and officers of the Corporation. The CEO shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by applicable law, rule or regulation to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these Amended and Restated Bylaws, the Board of Directors (subject to Article 5 hereof) or the CEO. In the absence or disability of the Chairman, the CEO shall preside at all meetings of the stockholders and of the Board of Directors. Subject to Article 5 hereof, the CEO shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him or her by these Amended and Restated Bylaws or by the Board of Directors.

     SECTION 4.06. Executive Vice President-Deputy Chief Executive. The EVP, in his or her capacity as chairman of the Cost Reduction/Divestiture Committee (as described in Section 5.10(b) below), shall be the officer principally responsible for (i) the development of the Corporation's asset divestiture program and cost reduction program and (ii) implementation of the asset divestiture program and, in consultation with the CEO, implementation of the cost reduction program, in each case subject to the control of the Board of Directors. In addition to the normal responsibilities of the EVP, the EVP shall also have the operating responsibilities of the CEO (in the absence of the CEO), and such other operating responsibilities as may be determined by the Board of Directors not inconsistent with the responsibilities of the CEO as provided herein. The EVP shall have the authority of a Vice President.

     SECTION 4.07. Chief Financial Officer. The CFO shall exercise general supervision over the finances of the Corporation and shall supervise and be responsible for all matters pertaining to the raising of debt and equity capital and cash management functions of the Corporation. The CFO shall render periodically such balance sheets and other financial statements or reports relating to the business of the Corporation as may be required by the Board of Directors, the Chairman, the CEO or any other authorized officer of the Corporation. The CFO shall be a Vice President and shall report to the CEO.

     SECTION 4.08. Vice Presidents. Subject to Article 5 hereof, at the request of the CEO or in the absence of the CEO or in the event of the inability or refusal of the CEO to act, the Vice President or the Vice Presidents if there is more than one (first the EVP, second the CFO and then in the order designated by the Board of Directors) shall perform the duties of the CEO, and when so acting, shall have all the powers of and be subject to all the restrictions upon the CEO. Subject to Article 5 hereof, each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. Subject to Article 5 hereof, if there be no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the CEO or in the event of the inability or refusal of the CEO to act, shall perform the duties of the CEO, and when so acting, shall have all the powers of and be subject to all the restrictions upon the CEO.

     SECTION 4.09. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees of the Board of Directors when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and, subject to Article 5 hereof, shall perform such other duties as may be prescribed by the Board of Directors or the CEO, under whose supervision he or she shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary then, subject to Article 5 hereof, either the Board of Directors or the CEO may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

     SECTION 4.10. Treasurer. The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the CEO and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his or her office and for the restoration to the Corporation, in case of his or her death or incapacity, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the Corporation.

     SECTION 4.11. Assistant Secretaries. Subject to Article 5 hereof and except as may be otherwise provided in these Amended and Restated Bylaws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the CEO, any Vice President, if there be one, or the Secretary and in the absence of the Secretary or in the event of his or her disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

     SECTION 4.12. Assistant Treasurers. Subject to Article 5 hereof, assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the CEO, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his or her disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his or her office and for the restoration to the Corporation, in case of his or her death or incapacity, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the Corporation.

     SECTION 4.13. Other Officers. Subject to Article 5 hereof, such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. Subject to Article 5, the Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

                                   ARTICLE 5
       CERTAIN PROVISIONS CONCERNING THE BOARD OF DIRECTORS AND OFFICERS

     SECTION 5.01. Effectiveness and Interpretation. (a) Except as provided in paragraph (b) below, this Article 5 shall be in effect from the date of adoption of these Amended and Restated Bylaws until the earlier of (i) the date upon which Mr. Roger W. Stone ('Mr. Stone') ceases to be CEO or (ii) February 16, 2001, at which time (the 'Article 5 Termination Date'), subject to paragraph
(b) below, the terms and provisions of this Article 5 shall, immediately and automatically, terminate and no longer have any force or effect. Subject to paragraph (b) below, upon the termination of Article 5 pursuant to this Section 5.01, the provisions of these Amended and Restated Bylaws other than Article 5 shall be the Bylaws of the Corporation until amended, modified or repealed in accordance with the terms hereof.

     (b) Notwithstanding paragraph (a) above, (i) the terms of Section 5.11(f) shall remain in effect until the annual meeting of stockholders referred to therein, (ii) the terms of Sections 5.07(b), 5.07(d) and 5.08 shall remain in effect until the Fifth Anniversary (as defined in Section 5.07(b) below), and
(iii) so long as MSLEF beneficially owns at least the MSLEF Threshold Amount of Shares (as defined in Section 5.13 below), (A) the MSLEF Committee and the MSLEF Director (as defined in Section 5.13 below) shall each continue to exercise all power and authority delegated to them, respectively, pursuant to these Amended and Restated Bylaws (including, but not limited to, pursuant to Section 5.02 (with respect to the nomination or replacement of the MSLEF Director), Section
5.03 (with respect to the removal of the MSLEF Director), Section 5.05, Section
5.07 (unless there is no Independent Committee), and Section 5.08 (unless there is no JSG Supervisory Committee)) and (B) the proviso contained in Section 5.12(b) shall remain in effect.

     (c) In the event of any conflict between the provisions of this Article 5 and any other provisions of these Amended and Restated Bylaws or, to the extent that any of the provisions of this Article 5 overlap with and/or are more specific or more restrictive than any other provisions contained in these Amended and Restated Bylaws, the provisions of this Article 5 shall govern.

     SECTION 5.02. Representation on the Board of Directors. (a) The total authorized number of directors constituting the entire Board of Directors shall be twelve (12) and such number shall not be increased or decreased without the affirmative vote of the holders of at least 75% of the voting power of the Corporation's then outstanding capital stock entitled to vote thereon.

     (b) There are hereby established the following three committees for designating persons as the nominees of the Board of Directors for election as directors and for filling director vacancies, as provided below: the Stone Committee, the JSC Committee and the MSLEF Committee (each, a 'Nominating Committee'). The three Nominating Committees shall be comprised as follows: (i) the Stone Committee shall be comprised exclusively of each of the Stone Directors (as defined in Section 5.13 below), (ii) the JSC Committee shall be comprised exclusively of each of the JSC Directors (as defined in Section 5.13 below) and (iii) the MSLEF Committee shall be comprised exclusively of the MSLEF Director. Except as otherwise provided in this Article 5, the Nominating Committees shall exercise all power and authority of the Board of Directors with respect to designating persons as the nominees of the Board of Directors for election to, or appointing persons to fill vacancies on, the Board of Directors.

     (c) Prior to each meeting of the stockholders at which directors are to be elected, (i) the Stone Committee shall designate four persons as nominees for election as directors and, in addition, one person as nominee both for election as a director and for appointment as CEO (subject to Section 5.11(a) hereof),
(ii) the JSC Committee shall designate four persons as nominees for election as directors and, in addition, one person as nominee both for election as a director and for appointment as Chairman (subject to Sections 5.11(a) hereof) and one person as nominee both for election as a director and for appointment as EVP (subject to Sections 5.11(a) hereof) and (iii) subject to paragraph (g) below, the MSLEF Committee shall designate one person as nominee for election as a director.

     (d) At each meeting of the stockholders at which directors are to be elected, the officer of the Corporation presiding at such meeting shall nominate, on behalf of the Nominating Committees, as directors the persons designated for nomination by the Nominating Committees in accordance with paragraph (c) above, and the nominations so made shall be deemed for purposes of
Section 2.08 hereof to be made at the direction of the Nominating Committees. At any meeting of stockholders at which directors are to be elected, neither the Board of Directors nor any committee thereof shall nominate or direct there to be nominated as a director any person not designated by one of the Nominating Committees.

     (e) If any director (other than an Unaffiliated Director (as defined in Section 5.13 below)) is removed from the Board of Directors, resigns, retires, dies or otherwise cannot continue to serve as a member of the Board of Directors, and such director is:

          (i) a Stone Director, then the Stone Committee shall have the exclusive authority to appoint a person to fill such vacancy;

          (ii) a JSC Director, then the JSC Committee shall have the exclusive authority to appoint a person to fill such vacancy; provided that if (x) such JSC Director is also the Chairman or the EVP and (y) Jefferson Smurfit Group plc ('JSG') and its subsidiaries beneficially own less than 15% of the then outstanding shares of Common Stock of the Corporation, then such vacancy shall not be filled by the JSC Committee but shall instead only be filled by vote of a majority of the entire Board of Directors, in which case such newly appointed director shall be considered an Unaffiliated Director; or

          (iii) a MSLEF Director, then a majority of the entire Board of Directors shall have the exclusive authority to appoint a person to fill such vacancy, in which case such newly appointed director shall be considered an Unaffiliated Director, provided that if (A) a MSLEF Director tenders his or her resignation from the Board of Directors effective as of a future date, (B) prior to and in contemplation of such future date the MSLEF Committee designates a person to replace such resigning MSLEF Director, and (C) at such future date MSLEF beneficially owns at least the MSLEF Threshold Amount of Shares, then such person so designated by the MSLEF Committee shall be appointed to the Board of Directors effective as of such future date (to fill the vacancy left by the resigning MSLEF Director) and such successor shall be considered as the MSLEF Director.

     (f) If an Unaffiliated Director is removed from the Board of Directors or resigns, retires, dies or otherwise cannot continue to serve as a member of the Board of Directors, then a majority of the entire Board of Directors shall have the exclusive authority to appoint a person to fill such vacancy, and such newly appointed director shall be considered an Unaffiliated Director.

     (g) Notwithstanding anything to the contrary contained herein, if at any time Morgan Stanley Leveraged Equity Fund II, Inc. ('MSLEF') beneficially owns less than the MSLEF Threshold Amount of Shares (i) from and after such time, the director serving as the MSLEF Director shall no longer be considered as the MSLEF Director and shall instead be considered as an Unaffiliated Director,
(ii) the MSLEF Committee shall be immediately disbanded, (iii) all powers and authority theretofore vested in the MSLEF Committee to designate a person as the nominee of the Board of Directors for election to, and to fill vacancies on, the Board of Directors pursuant to this Article 5, shall revert immediately to, and be exercised exclusively by, a majority of the members of the entire Board of Directors and (iv) any director nominated or appointed by the Board of Directors pursuant to this paragraph (g) shall be considered an Unaffiliated Director and there shall no longer be any director designated as a MSLEF Director on the Board of Directors.

     (h) The Stone Committee shall use its best efforts to ensure that at all times at least two of its nominees or appointees to the Board of Directors are Independent Directors (as defined in Section 5.13 below), and the JSC Committee shall use its best efforts to ensure that at all times at least two of its nominees or appointees to the Board of Directors are Independent Directors.

     SECTION 5.03. Retirement/Removal of Directors. (a) Each director shall be required to retire no later than, and shall not be qualified for re-election as of or after, the date of the first annual meeting of stockholders to be held following his or her 72nd birthday.

     (b) The Board of Directors shall not request that a Special Meeting be called, at which meeting the removal of a director from office is to be voted on, unless the Board of Directors has first determined, by the affirmative vote of at least 75% of the members of the entire Board of Directors, that there exists Cause (as defined in Section 5.13) to remove such director from the Board of Directors, provided that this Section 5.03(b) shall not apply to the calling of a Special Meeting to remove the MSLEF Director at any time after MSLEF beneficially owns less than the MSLEF Threshold Amount of Shares.

     SECTION 5.04. Actions by the Board. In addition to any other actions of the Board of Directors which require the approval of at least 75% of the members of the entire Board of Directors pursuant to these Amended and Restated Bylaws, the Board of Directors shall not authorize or approve any of the following actions without the affirmative vote of at least 75% of the members of the entire Board of Directors:

          (i) any recommendation to the stockholders to change the number of directors constituting the entire Board of Directors;

          (ii) subject to Section 5.11(a) hereof, any change in the tenure of Mr. Stone as CEO as provided for in Section 5.11(f);

          (iii) any change in the title or any material diminution in the responsibilities of the Chairman, the CEO or the EVP;

          (iv) any stock repurchase that would result in the aggregate beneficial ownership by JSG and its subsidiaries of capital stock of the Corporation representing more than 40% of the voting power represented by all outstanding capital stock of the Corporation (or, if such ownership is already more than 40%, increasing such beneficial ownership); and

          (v) other than pursuant to this Article 5, any change in the scope or composition of any of the committees of the Board of Directors (including any change of the chairman of the Compensation Committee) or the two management committees (including any change of the chairman of the Cost Reduction/Divestiture Committee (as defined in Section 5.10 below)) described in Section 5.10 hereof.

     SECTION 5.05. Compensation Committee. The Compensation Committee (as described in Section 3.11 hereof) shall be comprised exclusively of (i) one Independent Director designated by the Stone Committee, (ii) one Independent Director designated by the JSC Committee and (iii) one director, who shall be chairman of the committee, designated by the MSLEF Committee, provided that if there is no MSLEF Committee pursuant to Section 5.02(g) hereof or if the MSLEF Committee, by resolution, permanently waives its right to designate a director to serve on the Compensation Committee, the Compensation Committee shall include, in lieu of the director specified in clause (iii) above, a third director designated by a majority of the members of the entire Board of Directors and shall be chaired by one of the directors of the committee designated by at least 75% of the members of the entire Board of Directors.

     SECTION 5.06. Audit Committee. (a) There is hereby established an Audit Committee of the Board of Directors which shall be comprised exclusively of each of the Independent Directors. The Audit Committee shall have the following powers and authority to: (i) employ independent public accountants to audit the books of account, accounting procedures and financial statements of the Corporation and to perform such other duties from time to time as the Audit Committee may prescribe, (ii) receive the reports and comments of the Corporation's internal auditors and of the independent public accountants employed by the committee and to take such action with respect thereto as may seem appropriate, (iii) request the Corporation's consolidated subsidiaries and affiliated companies to employ independent public accountants to audit their respective books of account, accounting procedures, and financial statements,
(iv) request the independent public accountants to furnish to the Compensation Committee the certifications required under any present or future stock option, incentive compensation or employee benefit plan of the Corporation, (v) review the adequacy of internal financial controls, (vi) approve the accounting principles employed in financial reporting, (vii) approve the appointment or removal of the Corporation's general auditor, and (viii) review the accounting principles employed in financial reporting.

     SECTION 5.07. Independent Committee. (a) There is hereby established an Independent Committee of the Board of Directors which shall be comprised exclusively of (i) two Independent Directors designated by the Stone Committee,
(ii) two Independent Directors designated by the JSC Committee and (iii) the MSLEF Director, provided that if there is no MSLEF Director, the Independent Committee shall be comprised of only four directors.

     (b) From the Effective Time (as defined in the Merger Agreement (as defined in Section 5.13 below)), until the date which is the fifth anniversary (the 'Fifth Anniversary') of the Effective Time, the Board of Directors shall not authorize or approve any of the following actions unless such actions shall first have been recommended by at least a majority of the members of the entire Independent Committee: any commercial or other transactions (including, without limitation, any squeeze-out of other stockholders effected by merger, reverse stock split or otherwise) and agreements between the Corporation and its subsidiaries, on the one hand, and JSG and its subsidiaries (other than the Corporation and its subsidiaries), on the other hand, other than (x) transactions pursuant to the current terms of agreements currently in effect on the date of the Merger Agreement or entered into in connection with the Merger Agreement, or replacement agreements (so long as the terms of such replacement agreements are not materially less favorable to the Corporation), (y) any individual sale of assets involving a net book value or purchase price of less than $500,000 (provided that the aggregate amount of all such sales within any 12-month period shall not exceed $5,000,000), or (z) product sales in the ordinary course of business effected on arm's length equivalent terms and not otherwise requiring Board of Directors approval.

     (c) The Independent Committee shall also have the exclusive authority to make such decisions and to take such actions as delegated to the Independent Committee pursuant to Section 5.09 hereof.

     (d) From the Article 5 Termination Date until the Fifth Anniversary, the Independent Committee shall consist exclusively of Independent Directors designated by not less than a majority of the members of the entire Board of Directors, provided that, solely for purposes of this paragraph (d), the MSLEF Director, if any, shall be considered an Independent Director so long as such MSLEF Director is not an officer or employee of the Corporation or a director, officer or employee of any beneficial owner of 15% or more of the capital stock of the Corporation.

     SECTION 5.08. Supervisory Committees. There are hereby established two committees of the Board of Directors to ensure enforcement of the Standstill Agreement (as defined in Section 5.13 below): the JSG Supervisory Committee and the MSLEF Supervisory Committee (together, the 'Supervisory Committees'). The JSG Supervisory Committee shall be comprised exclusively of the MSLEF Director and each director who is both Independent (as defined in Section 5.13 below) with respect to JSG and not a JSC Director. The JSG Supervisory Committee shall have the authority and responsibility for enforcing against JSG the Standstill Agreement. The MSLEF Supervisory Committee shall be comprised exclusively of each director, other than the MSLEF Director (if any), who is Independent with respect to MSLEF. The MSLEF Supervisory Committee shall have the authority and responsibility for enforcing against MSLEF the Standstill Agreement.

     SECTION 5.09. Officer Appointment Committee. (a) There is hereby established an Officer Appointment Committee of the Board of Directors which, subject to paragraph (b) below, shall have the exclusive authority to appoint or terminate the employment of Executive Officers of the Corporation other than the CEO, EVP and the CFO, including the creation of additional Executive Officer positions. The Officer Appointment Committee shall also have the authority set forth in Section 5.10(c) below. The Officer Appointment Committee shall be comprised exclusively of the Chairman and, if and for so long as the CEO is a director, the CEO. The Officer Appointment Committee shall exercise its authority only in accordance with the recommendations of the CEO, subject to the unanimous approval of the Officer Appointment Committee.

     (b) If any disagreement arises between the Officer Appointment Committee and the CEO with respect to any decision of the Officer Appointment Committee, the Independent Committee (instead of the Officer Appointment Committee) shall have exclusive authority with respect to the subject of such disagreement (i.e. whether or not to appoint or terminate the employment of the person in question, to create the new Executive Officer position in question or designate the officer in question to the Management Operating Committee, as the case may be).

     SECTION 5.10. Management Committees. (a) There are hereby established two management committees: the Cost Reduction/Divestiture Committee and the Management Operating Committee. These committees shall report to the Board of Directors and shall not be considered committees of the Board of Directors.

     (b) The Cost Reduction/Divestiture Committee shall have responsibility for the development and implementation, subject to approval by the Board of Directors, of a plan that is designed to (i) achieve asset divestitures by the Corporation, over a period of time to be determined by such committee and (ii) develop a program of cost reductions and other synergies. The Cost Reduction/Divestiture Committee shall be comprised of the Chairman, the CEO, the EVP (who shall be chairman of the Committee) and the CFO.

     (c) The Management Operating Committee shall be responsible for setting and implementing, subject to approval by the Board of Directors, policies and objectives of the Corporation and reviewing performance and the achievement of such policies and objectives. The Management Operating Committee shall be comprised of the Chairman, the CEO, the EVP, the CFO and certain other officers designated by the CEO, subject to review and approval by the Officer Appointment Committee (subject to Section 5.09). There shall be no chairman of the Management Operating Committee.

     SECTION 5.11. Officers. (a) The termination of employment of the Chairman (in his or her capacity as an officer), the CEO or the EVP shall only be for Cause as determined by at least 75% of the members of the entire Board of Directors.

     (b) If the Chairman (in his or her capacity as an officer) or the EVP is removed from office in accordance with paragraph (a) above, resigns, retires, dies or otherwise cannot continue to serve as an officer of the Corporation, then (i) in the case of the Chairman, the JSC Committee shall appoint one of the directors to serve as Chairman and (ii) in the case of the EVP, the JSC Committee shall appoint a person to serve as EVP.

     (c) Termination of the employment or any material diminution in the responsibilities of the CFO shall require the approval of at least a majority of the members of the entire Board of Directors. The CFO shall report to the CEO.

     (d) The CEO shall be the officer principally responsible for the day-to-day operations of the Corporation and shall report directly to the Board of Directors.

     (e) The Chairman and the CEO together shall have general supervisory responsibilities with respect to the business affairs and officers of the Corporation.

     (f) Notwithstanding anything to the contrary contained herein but subject to earlier termination pursuant to paragraph (a) above and subject to Section 5.04(ii) hereof, the term of office of Mr. Stone as CEO shall expire upon the date of the first annual meeting of stockholders occurring after February 16, 2001.

     SECTION 5.12. Amendment. Article 5 of these Amended and Restated Bylaws may not be altered, amended or repealed, nor may any provision inconsistent with
Article 5 be adopted except by:

     (a) the Board of Directors, with the approval of at least 75% of the members of the entire Board of Directors, provided that, for so long as MSLEF owns not less than the MSLEF Threshold Amount of Shares, the unanimous approval of each of the members of the entire Board of Directors shall be required for the Board of Directors to amend any provisions of these Amended and Restated Bylaws relating to (i) the authority and membership of the MSLEF Committee and the Compensation Committee, (ii) the inclusion of the MSLEF Director on the Independent Committee and the JSG Supervisory Committee (if such committees exist), (iii) the nomination, removal or replacement of the MSLEF Director or
(iv) this proviso of this paragraph (a); or

     (b) the stockholders, with the affirmative vote of the holders of at least 75% of the voting power of the Corporation's then outstanding capital stock entitled to vote thereon provided that, notwithstanding the occurrence of the
Article 5 Termination Date, for so long as MSLEF owns not less than the MSLEF Threshold Amount of Shares, the affirmative vote of the holders of at least 75% of the voting power of the Corporation's then outstanding capital stock entitled to vote thereon shall be required for the stockholders to amend any provisions of these Amended and Restated Bylaws relating to (i) the authority and membership of the MSLEF Committee and the Compensation Committee, (ii) the inclusion of the MSLEF Director on the Independent Committee and the JSG Supervisory Committee (if such committees exist), (iii) the nomination, removal or replacement of the MSLEF Director or (iv) this proviso of this paragraph (b).

     SECTION 5.13. Certain Definitions. The following terms as used in these Amended and Restated Bylaws shall have the following meanings:

     'beneficially owns' (or any similar phrase) shall have the meaning set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as such rule was in effect on May 10, 1998. An entity shall not be deemed to beneficially own securities held in a pension trust or non-profit foundation or trust controlled by such entity.

     'Cause' means an officer's or director's (i) willful and continued failure to substantially perform his or her duties to the Corporation in accordance with his or her established position at the Corporation, (ii) willful conduct which is significantly injurious to the Corporation, monetarily or otherwise or (iii) conviction for, or guilty plea to, a felony.

     'Independent' means, with respect to any director or prospective director and with respect to any corporation, an individual who, in accordance with Rule
303.00 of the New York Stock Exchange (the 'NYSE'), as such rule or any successor rule may be amended from time to time, would be eligible for membership on an Audit Committee of such corporation if it were listed on the NYSE and who is not (i) an officer or employee of, or consultant or professional advisor (or employee, officer or partner of an entity that is such) to the corporation or any of its subsidiaries, (ii) a beneficial owner of more than 15% of the outstanding shares of common stock of the corporation or (iii) an officer or employee of, or consultant or professional advisor (or employee, officer or partner of an entity that is such) to, any such beneficial owner.

     'Independent Director' means, with respect to any director or prospective director of the Corporation, an individual who is Independent with respect to the Corporation, provided that any director of the Corporation who was serving as a director of the Corporation on May 10, 1998 and was considered an independent director of the Corporation pursuant to the former Bylaws and policies of the Corporation at such time, shall be considered an Independent Director so long as such director continues to satisfy the requirements of such former Bylaws and policies.

     'JSC Directors' means (i) each of the four directors initially designated as such by the Board of Directors (effective as of the Effective Time), (ii) the Chairman and the EVP, each as of the Effective Time and (iii) each other director nominated or appointed by the JSC Committee in accordance with this
Article 5.

     'Merger Agreement' means the Merger Agreement by and among Jefferson Smurfit Corporation, JSC Acquisition Corporation and Stone Container Corporation, dated May 10, 1998, as amended on October 2, 1998 and as it may be further amended from time to time.

     'MSLEF Director' means, subject to Section 5.02(g) hereof, (i) the director initially designated as such by the Board of Directors (effective as of the Effective Time), (ii) each other director nominated or appointed by the MSLEF Committee in accordance with this Article 5 and (iii) if there is then otherwise no MSLEF Director, no more than one director designated as such by the affirmative vote of the holders of at least a majority of the voting power of the Corporation's then outstanding capital stock entitled to vote thereon.

     'MSLEF Threshold Amount of Shares' means 1,000,000 shares of the Common Stock of the Corporation, determined on a primary basis and adjusted, as appropriate, for any stock dividend or similar distribution of capital stock of the Corporation, stock split, reclassification, recapitalization, stock combination or other similar change involving the Common Stock of the Corporation.

     'Standstill Agreement' means the Standstill Agreement by and among JSG, MSLEF and the Corporation, dated as of May 10, 1998, as amended on October 2, 1998 and as it may be further amended from time to time.

     'Stone Directors' means (i) each of the four directors initially designated as such by the Board of Directors (as of the Effective Time), (ii) the CEO, as of the Effective Time, and (iii) each other director nominated or appointed by the Stone Committee in accordance with this Article 5.

     'Unaffiliated Director' means (i) any member of the Board of Directors who has not been nominated or appointed to the Board of Directors by one of the Nominating Committees or (ii) any other member of the Board of Directors designated as such pursuant to these Amended and Restated Bylaws.

                                   ARTICLE 6
                                     STOCK

     SECTION 6.01. Forms of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman, the CEO or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

     SECTION 6.02. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

     SECTION 6.03. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his or her legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such amount as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

     SECTION 6.04. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by applicable law, rule or regulation and in these Amended and Restated Bylaws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his or her attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be canceled before a new certificate shall be issued.

     SECTION 6.05. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

     SECTION 6.06. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares of capital stock to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law. Notwithstanding this Section 6.06, the determination of whether MSLEF owns the MSLEF Threshold Amount of Shares shall be calculated based on the beneficial ownership of such stock by MSLEF.

                                   ARTICLE 7
                                    NOTICES

     SECTION 7.01. Notices. Whenever written notice is required by applicable law, rule or regulation, the Certificate of Incorporation or these Amended and Restated Bylaws to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at his or her address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, facsimile, telex or cable.

     SECTION 7.02. Waivers of Notice. Whenever any notice is required by applicable law, rule or regulation, the Certificate of Incorporation or these Amended and Restated Bylaws to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                   ARTICLE 8
                               GENERAL PROVISIONS

     SECTION 8.01. Dividends. Dividends upon the capital stock of the Corporation, if any, may, subject to the provisions of the Certificate of Incorporation, be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

     SECTION 8.02. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

     SECTION 8.03. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

     SECTION 8.04. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, and may have inscribed thereon the year of its organization and the words 'Corporate Seal, Delaware'. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

                                   ARTICLE 9
                                INDEMNIFICATION

     SECTION 9.01. Power to Indemnify in Actions, Suits or Proceedings other than those by or in the Right of the Corporation. Subject to Section 9.03 hereof, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, trustee, administrator, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts (including attorneys' fees paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

     SECTION 9.02. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 9.03 hereof, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, trustee, administrator, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such excuses which the Court of Chancery or such other court shall deem proper.

     SECTION 9.03. Authorization of Indemnification. Any indemnification under this Article 9 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of such person is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 9.01 or
Section 9.02 hereof, as the case may be. Such determination shall be made with respect to a person who is a director or officer at the time of such determination, (i) by the Board of Directors by a majority vote of the directors who were not parties to such action, suit or proceeding (the 'Uninvolved Directors'), even though less than a quorum, or (ii) by a committee of such Uninvolved Directors designated by majority vote of the Uninvolved Directors, even though less than a quorum, or (iii) if there are no Uninvolved Directors, or if the Uninvolved Directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

     SECTION 9.04. Good Faith Defined. For purposes of any determination under
Section 9.03 hereof, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person's conduct was unlawful, if such person's action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term 'another enterprise' as used in this Section 9.04 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, trustee, administrator, employee or agent. The provisions of this Section 9.04 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in
Section 9.01 or 9.02 hereof, as the case may be.

     SECTION 9.05. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 9.03 hereof, and notwithstanding the absence of any determination thereunder, any director or officer may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections
9.01 and 9.02 hereof. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because he has met the applicable standards of conduct set forth in Section 9.01 or 9.02 hereof, as the case may be. Neither a contrary determination in the specific case under Section 9.03 hereof nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 9.05 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

     SECTION 9.06. Expenses Payable in Advance. Expenses (including, without limitation, attorneys' fees) actually and reasonably incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article 9.

     SECTION 9.07. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article 9 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Bylaw, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of, and advances of expenses to, the persons specified in Section 9.01 and 9.02 hereof shall be made to the fullest extent permitted by law. The provisions of this Article 9 shall not be deemed to preclude the indemnification of, and advancement of expenses to, any person who is not specified in Sections 9.01 or
9.02 of this Article 9 but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware (the 'GCL'), or otherwise.

     SECTION 9.08. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, trustee, administrator, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article 9.

     SECTION 9.09. Certain Definitions. For purposes of this Article 9, references to 'the Corporation' shall include, in addition to the Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, trustee, administrator, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this
Article 9 with respect to the resulting or surviving corporation as such person would have had with respect to such constituent corporation if its separate existence had continued. For purposes of this Article 9, references to 'fines' shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to 'serving at the request of the Corporation' shall include any service as a director, officer, trustee, administrator, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner 'not opposed to the best interests of the Corporation' as referred to in this Article 9.

     SECTION 9.10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses obligations set forth in this
Article 9 shall inure to the benefit of the heirs, executors, administrators and personal representatives of those persons entitled thereto and shall be binding upon any successor to the Corporation to the fullest extent permitted by law. Neither any amendment or repeal of the provisions of this Article 9 nor adoption of any provision of the Certificate of Incorporation or of these Amended and Restated Bylaws which is inconsistent with the provisions of this Article 9 shall adversely affect any right or protection of a person existing at the time of such amendment, repeal or adoption with respect to actions, suits or proceedings relating to acts or omissions of such person occurring prior to such amendment, repeal or adoption.

     SECTION 9.11. Limitation on Indemnification. Notwithstanding anything contained in this Article 9 to the contrary, except for proceedings to enforce rights to indemnification and rights to advancement of expenses (which shall be governed by Section 9.06 hereof), the Corporation shall not be obligated to indemnify, or advance expenses to, any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors.

     SECTION 9.12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article 9 to directors and officers of the Corporation.


                                   ARTICLE 10
                                   AMENDMENTS

     SECTION 10.01. Subject to Article 5 hereof, these Amended and Restated Bylaws may not be altered, amended or repealed, in whole or in part, nor may new Bylaws be adopted, except by a majority of the members of the entire Board of Directors or by the affirmative vote of stockholders as required by the Certificate of Incorporation, these Amended and Restated Bylaws and the GCL; provided, that notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of such meeting of stockholders or Board of Directors, as the case may be.

     SECTION 10.02. Entire Board of Directors. As used in these Amended and Restated Bylaws generally, the term 'entire Board of Directors' means the total number of directors which the Corporation would have if there were no vacancies.


                                                                       ANNEX D-1

          AMENDMENTS TO STONE'S RESTATED CERTIFICATE OF INCORPORATION
                    EFFECTED IMMEDIATELY PRIOR TO THE MERGER
                     PURSUANT TO THE STONE MERGER PROPOSAL

     1. Section 4(a) of Subpart I.B. of ARTICLE FOURTH of the Restated Certificate of Incorporation of the Corporation is hereby amended so as to read in its entirety as follows:

          'In addition to the voting rights provided in Sections 4(b), 7(b) and 9 and the voting rights required by law, the holders of shares of the Series E Preferred Stock shall be entitled to vote upon all matters upon which holders of the Common Stock have the right to vote and be entitled to one vote thereon per share of Series E Preferred Stock (except that in the case of the elections of directors (other than the election of directors provided for in Section 4(b)), holders of shares of the Series E Preferred Stock shall have the same cumulative voting rights as holders of Common Stock in accordance with Subpart II.C.), with the holders of the Series E Preferred Stock and the Common Stock voting together as one class on any such matters, except as otherwise provided by law.'

     2. The last sentence of Section 4(b) of Subpart I.B. of ARTICLE FOURTH of the Restated Certificate of Incorporation of the Corporation is hereby amended so as to read in its entirety as follows:

          'Notwithstanding any voting rights that the holders of the shares of the Series E Preferred Stock shall have under this Section 4(b), holders of shares of the Series E Preferred Stock shall not be divested of any other voting rights provided to such stockholders pursuant to Sections 4(a), 7(b) and 9 or by law.'




                                                                       ANNEX D-2

            AMENDMENTS TO STONE'S CERTIFICATE OF INCORPORATION TO BE EFFECTED IN THE MERGER PURSUANT TO THE MERGER AGREEMENT

     Section 6 of Subpart I.B. of ARTICLE FOURTH of the Restated Certificate of Incorporation, as amended, of Stone Container Corporation is hereby amended so as to read in its entirety as follows:

          SECTION 6. Conversion.

          (a) Holders of shares of the Series E Preferred Stock shall have the right, exercisable at any time and from time to time, except in the case of shares of the Series E Preferred Stock called for redemption or to be exchanged for Series E Debentures (as described in Section 7 hereof), to convert all or any such shares of the Series E Preferred Stock into shares of common stock, par value $.01 per share ('SSCC Common Stock'), of Smurfit-Stone Container Corporation (formerly known as Jefferson Smurfit Corporation), a Delaware corporation ('SSCC') (calculated as to each conversion to the nearest 1/100th of a share) at the conversion price of $34.28 per share of SSCC Common Stock (equivalent to a conversion rate of .729 shares of SSCC Common Stock for each share of the Series E Preferred Stock so converted), subject to adjustment as described below. In the case of shares of the Series E Preferred Stock called for redemption or to be exchanged for Series E Debentures (as described in Section 7 hereof), conversion rights will expire at the close of business on the last business day preceding the Series E Redemption Date or the last business day preceding the Series E Exchange Date (as hereinafter defined), as the case may be. Notice of an optional redemption or exchange must be mailed not less than 30 days and not more than 60 days prior to the Series E Redemption Date or Series E Exchange Date, as the case may be. Upon conversion or exchange, no adjustment or payment will be made for dividends or interest, but if any holder surrenders a share of the Series E Preferred Stock for conversion after the close of business on the record date for the payment of a dividend and prior to the opening of business on the next dividend payment date, then, notwithstanding such conversion, the dividend payable on such dividend payment date will be paid to the registered holder of such share on such record date. In such event, such share, when surrendered for conversion, must be accompanied by payment of an amount equal to the dividend payable on such dividend payment date on the share so converted.

          (b) Any holder of a share or shares of the Series E Preferred Stock electing to convert such share or shares thereof shall deliver the certificate or certificates therefor to the principal office of any transfer agent for the Common Stock, with the form of notice of election to convert as the Corporation shall prescribe fully completed and duly executed and (if so required by the Corporation or any conversion agent) accompanied by instruments of transfer in form satisfactory to the Corporation and to any conversion agent, duly executed by the registered holder or his duly authorized attorney, and transfer taxes, stamps or funds therefor or evidence of payment thereof if required pursuant to Section 6(a) or 6(d) hereof. The conversion right with respect to any such shares shall be deemed to have been exercised at the date upon which the certificates therefor accompanied by such duly executed notice of election and instruments of transfer and such taxes, stamps, funds, or evidence of payment shall have been so delivered, and the person or persons entitled to receive the shares of SSCC Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of SSCC Common Stock upon said date.

          (c) No fractional shares of SSCC Common Stock or scrip representing fractional shares shall be issued upon conversion of shares of the Series E Preferred Stock. If more than one share of the Series E Preferred Stock shall be surrendered for conversion at one time by the same holder, the number of full shares of SSCC Common Stock which shall be issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of the Series E Preferred Stock so surrendered. Instead of any fractional shares of SSCC Common Stock which would otherwise be issuable upon conversion of any shares of the Series E Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fraction in an amount equal to the same fraction of the closing price for SSCC Common Stock on the last business day preceding the date of conversion. The closing price for such day shall be the last reported sales price regular way or, in case no such reported sale takes place on such date, the average of the reported closing bid and asked prices regular way, in either case on the New York Stock Exchange, or if SSCC Common Stock is not listed or admitted to trading on such Exchange, on the principal national securities exchange on which SSCC Common Stock is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, the closing sale price of SSCC Common Stock or in case no reported sale takes place, the average of the closing bid and asked prices, on NASDAQ or any comparable system. If SSCC Common Stock is not quoted on NASDAQ or any comparable system, the Board of Directors of the Corporation shall in good faith determine the current market price on the basis of such quotation as it considers appropriate.

          (d) If a holder converts a share or shares of the Series E Preferred Stock, the Corporation shall pay any documentary, stamp or similar issue or transfer tax due on the issue of SSCC Common Stock upon the conversion. The holder, however, shall pay to the Corporation the amount of any tax which is due (or shall establish to the satisfaction of the Corporation payment thereof) if the shares are to be issued in a name other than the name of such holder and shall pay to the Corporation any amount required by the last sentence of Section 6(a) hereof.

          (e) The certificate of incorporation of SSCC, as amended, requires SSCC to make available to the Corporation and to reserve and at all times have reserved out of its authorized but unissued shares of SSCC Common Stock enough shares of SSCC Common Stock to permit the conversion of the then outstanding shares of the Series E Preferred Stock and to take all action necessary so that all shares of SSCC Common Stock which may be issued upon conversion of shares of the Series E Preferred Stock shall be validly issued, fully paid and nonassessable. In order that the Corporation may deliver shares of SSCC Common Stock upon conversion of shares of the Series E Preferred Stock, the Corporation will endeavor to comply with all applicable Federal and State securities laws and will endeavor to cause SSCC to list such shares of SSCC Common Stock to be issued upon conversion on each securities exchange on which SSCC Common Stock is listed.

          (f) The conversion rate in effect at any time shall be subject to adjustment from time to time as follows:

             (i) In case SSCC shall (1) pay a dividend in shares of SSCC Common Stock to holders of SSCC Common Stock, (2) make a distribution in shares of SSCC Common Stock to holders of SSCC Common Stock, (3) subdivide the outstanding shares of SSCC Common Stock into a greater number of shares of SSCC Common Stock or (4) combine the outstanding shares of SSCC Common Stock into a smaller number of shares of SSCC Common Stock, the conversion rate immediately prior to such action shall be adjusted so that the holder of any shares of the Series E Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number of shares of SSCC Common Stock which he would have owned immediately following such action had such shares of the Series E Preferred Stock been converted immediately prior thereto. An adjustment made pursuant to this Section 6(f)(i) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

             (ii) In case SSCC shall issue rights or warrants to substantially all holders of SSCC Common Stock entitling them (for a period commencing no earlier than the record date for the determination of holders of SSCC Common Stock entitled to receive such rights or warrants and expiring not more than 45 days after such record date) to subscribe for or purchase shares of SSCC Common Stock (or securities convertible into shares of SSCC Common Stock) at a price per share less than the current market price (as determined pursuant to Section 6(f)(iv)) of SSCC Common Stock on such record date, the number of shares of SSCC Common Stock into which each share of the Series E Preferred Stock shall be convertible shall be adjusted so that the same shall be equal to the number determined by multiplying the number of shares of SSCC Common Stock into which such share of the Series E Preferred Stock was convertible immediately prior to such record date by a fraction of which the numerator shall be the number of shares of SSCC Common Stock outstanding on such record date plus the number of additional shares of SSCC Common Stock offered (or into which the convertible securities so offered are convertible), and of which the denominator shall be the number of shares of SSCC Common Stock outstanding on such record date, plus the number of shares of SSCC Common Stock which the aggregate offering price of the offered shares of SSCC Common Stock (or the aggregate conversion price of the convertible securities so offered) would purchase at such current market price. Such adjustments shall become effective immediately after such record date.

             (iii) In case SSCC shall distribute to all holders of SSCC Common Stock shares of any class of capital stock other than SSCC Common Stock, evidences of indebtedness or other assets (other than cash dividends out of current or retained earnings), or shall distribute to substantially all holders of SSCC Common Stock rights or warrants to subscribe for securities (other than those referred to in Section 6(f)(ii)), then in each such case the number of shares of SSCC Common Stock into which each share of the Series E Preferred Stock shall be convertible shall be adjusted so that the same shall equal the number determined by multiplying the number of shares of SSCC Common Stock into which such share of the Series E Preferred Stock was convertible immediately prior to the date of such distribution by a fraction of which the numerator shall be the current market price (determined as provided in Section 6(f)(iv)) of SSCC Common Stock on the record date mentioned below, and of which the denominator shall be such current market price of SSCC Common Stock, less the then fair market value (as determined by the Board of Directors of the Corporation, whose determination shall be conclusive evidence of such fair market value) of the portion of the assets so distributed or of such subscription rights or warrants applicable to one share of SSCC Common Stock. Such adjustment shall become effective immediately after the record date for the determination of the holders of SSCC Common Stock entitled to receive such distribution. Notwithstanding the foregoing, in the event that SSCC shall distribute rights or warrants (other than those referred to in Section 6(f)(ii)) ('Rights') pro rata to holders of SSCC Common Stock, the Corporation may, in lieu of making any adjustment pursuant to this
        Section 6(f)(iii), have SSCC make proper provision so that each holder of a share of Series E Preferred Stock who converts such share after the record date for such distribution and prior to the expiration or redemption of the Rights shall be entitled to receive upon such conversion, in addition to the shares of SSCC Common Stock issuable upon such conversion (the 'Conversion Shares'), a number of Rights to be determined as follows: (i) if such conversion occurs on or prior to the date for the distribution to the holders of Rights of separate certificates evidencing such Rights (the 'Distribution Date'), the same number of Rights to which a holder of a number of shares of SSCC Common Stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions of and applicable to the Rights; and (ii) if such conversion occurs after the Distribution Date, the same number of Rights to which a holder of the number of shares of SSCC Common Stock into which a share of the Series E Preferred Stock so converted was convertible immediately prior to the Distribution Date would have been entitled on the Distribution Date in accordance with the terms and provisions of and applicable to the Rights.

             (iv) The current market price per share of SSCC Common Stock on any date shall be deemed to be the average of the daily closing prices for thirty consecutive trading days commencing forty-five trading days before the day in question. The closing price for each day shall be the last reported sales price regular way or, in case no such reported sale takes place on such date, the average of the reported closing bid and asked prices regular way, in either case on the New York Stock Exchange, or if SSCC Common Stock is not listed or admitted to trading on such Exchange, on the principal national securities exchange on which SSCC Common Stock is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, the closing sale price of SSCC Common Stock, or in case no reported sale takes place, the average of the closing bid and asked prices, on NASDAQ or any comparable system, or if SSCC Common Stock is not quoted on NASDAQ or any comparable system, the closing sale price or, in case no reported sale takes place, the average of the closing bid and asked prices, as furnished by any two members of the National Association of Securities Dealers, Inc. selected from time to time by the Corporation for that purpose.

             (v) In any case in which this Section 6 shall require that an adjustment be made immediately following a record date, the Corporation may elect to defer (but only until five business days following the mailing of the notice described in Section 6(j)) delivering to the holder of any share of the Series E Preferred Stock converted after such record date the shares of SSCC Common Stock and other capital stock of SSCC deliverable upon such conversion over and above the shares of SSCC Common Stock and other capital stock of SSCC issuable upon such conversion only on the basis of the conversion rate prior to adjustment; and, in lieu of the shares the delivery of which is so deferred, the Corporation shall request that SSCC issue or cause its transfer agents to issue due bills or other appropriate evidence of the right to receive such shares.

          (g) No adjustment in the conversion rate shall be required until cumulative adjustments result in a concomitant change of 1% or more of the conversion price as existed prior to the last adjustment of the conversion rate; provided, however, that any adjustments which by reason of this
     Section 6(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this
     Section 6 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. No adjustment to the conversion rate shall be made for cash dividends.

          (h) In the event that, as a result of an adjustment made pursuant to
     Section 6(f), the holder of any share of the Series E Preferred Stock thereafter surrendered for conversion shall become entitled to receive any shares of capital stock of SSCC other than shares of SSCC Common Stock, thereafter the number of such other shares so receivable upon conversion of any shares of the Series E Preferred Stock shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to SSCC Common Stock contained in this Section 6.

          (i) The Corporation may make such increases in the conversion rate, in addition to those required by Sections 6(f)(i), (ii) and (iii), as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights shall not be taxable to the recipients thereof.

          (j) Whenever the conversion rate is adjusted, the Corporation shall promptly mail to all holders of record of shares of the Series E Preferred Stock a notice of the adjustment.

          (k) In the event that:

             (1) SSCC takes any action which would require an adjustment in the conversion rate,

             (2) SSCC consolidates or merges with, or transfers all or substantially all of its assets to, another corporation and stockholders of SSCC must approve the transaction, or

             (3) there is a dissolution or liquidation of SSCC,

             a holder of shares of the Series E Preferred Stock may wish to convert some or all of such shares into shares of SSCC Common Stock prior to the record date for, or the effective date of, the transaction so that he may receive the rights, warrants, securities or assets which a holder of shares of SSCC Common Stock on that date may receive. Therefore, the Corporation shall mail to holders of shares of the Series E Preferred Stock a notice stating the proposed record or effective date, as the case may be. The Corporation shall mail the notice at least 10 days before such date; however, failure to mail such notice or any defect therein shall not affect the validity of any transaction referred to in clause (1), (2) or (3) of this Section 6(k).

          (l) If any of the following shall occur, namely: (i) any reclassification or change of outstanding shares of SSCC Common Stock issuable upon conversion of shares of the Series E Preferred Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination),
     (ii) any consolidation or merger to which SSCC is a party other than a merger in which SSCC is the continuing corporation and which does not result in any reclassification of, or change (other than a change in name, or par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) in, outstanding shares of SSCC Common Stock or (iii) any sale or conveyance of all or substantially all of the property or business of SSCC as an entirety, then SSCC or such successor or purchasing corporation, as the case may be, shall as a condition precedent to such reclassification, change, consolidation, merger, sale or conveyance, provide in its certificate of incorporation or other charter document that each share of the Series E Preferred Stock shall be convertible into the kind and amount of shares of capital stock and other securities and property (including cash) receivable upon such reclassification, change, consolidation, merger, sale or conveyance by a holder of the number of shares of SSCC Common Stock deliverable upon conversion of such share of the Series E Preferred Stock immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Such certificate of incorporation or other charter document shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 6. The foregoing, however, shall not in any way affect the right a holder of a share of the Series E Preferred Stock may otherwise have, pursuant to clause (ii) of the last sentence of Section 6(f)(iii), to receive Rights upon conversion of a share of the Series E Preferred Stock. If, in the case of any such consolidation, merger, sale or conveyance, the stock or other securities and property (including cash) receivable thereupon by a holder of SSCC Common Stock includes shares of capital stock or other securities and property of a corporation other than the successor or purchasing corporation, as the case may be, in such consolidation, merger, sale or conveyance, then the certificate of incorporation or other charter document of such other corporation shall contain such additional provisions to protect the interests of the holders of shares of the Series E Preferred Stock as the Board of Directors of the Corporation shall reasonably consider necessary by reason of the foregoing. The provision of this
     Section 6(l) shall similarly apply to successive consolidations, mergers, sales or conveyances.

     2. ARTICLE FOURTH, Section 7(b) Subpart I.B. of the Restated Certificate of Incorporation, as amended, of Stone Container Corporation is hereby amended by adding the following sentence as a new, penultimate sentence of Section 7(b):

          Notwithstanding anything to the contrary in this Section 7, prior to giving notice of intention to exchange, the Corporation shall amend or supplement the Series E Indenture prior to the Series E Exchange Date in order to conform the relevant terms thereof to read substantially similar to the provisions of Section 6.


                                                                         ANNEX E

        [Merrill Lynch, Pierce, Fenner & Smith Incorporated Letterhead]

May 10, 1998

Board of Directors
Jefferson Smurfit Corporation
Jefferson Smurfit Center
8182 Maryland Avenue
St. Louis, Missouri 63105

Members of the Board of Directors:

     Stone Container Corporation (the 'Company'), Jefferson Smurfit Corporation (the 'Acquiror') and JSC Acquisition Corporation, a wholly owned subsidiary of the Acquiror (the 'Acquisition Sub'), propose to enter into the Agreement and Plan of Merger dated as of May 4, 1998 (the 'Agreement') pursuant to which Acquisition Sub will be merged with and into the Company in a transaction (the 'Merger') in which each outstanding share of the Company's common stock, par value $0.01 per share (the 'Company Shares'), will be converted into the right to receive 0.99 shares (the 'Exchange Ratio') of the common stock of the Acquiror, par value $0.01 per share (the 'Acquiror Shares') and each outstanding share of Series E Cumulative Convertible Exchangeable Preferred Stock, par value $0.01 per share, of the Company shall become convertible into the number of shares of Acquiror Shares that its holder would have received in the Merger if such holder had converted such preferred stock immediately prior to the Merger.

     You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the Acquiror.

          In arriving at the opinion set forth below, we have, among other things:

          (1) Reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant;

          (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror (with respect to the Company such financial forecasts were limited to forecasts for fiscal year 1998), as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the 'Expected Synergies') furnished to us by the Acquiror;

          (3) Conducted discussions with members of senior management and representatives of the Company and the Acquiror concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

          (4) Reviewed the market prices and valuation multiples for the Company Shares and the Acquiror Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

          (5) Reviewed the results of operations of the Company and the Acquiror and compared them with those of certain publicly traded companies that we deemed to be relevant;

          (6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

          (7) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

          (8) Reviewed the potential pro forma impact of the Merger;

          (9) Reviewed a draft of the Agreement; and

          (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or the Acquiror or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or the Acquiror. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by the Company or the Acquiror, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or the Acquiror's management as to the expected future financial performance of the Company or the Acquiror, as the case may be, and the Expected Synergies. We have not been provided with financial forecasts for the Company beyond 1998 and have relied exclusively on publicly available analysts' forecasts for the Company for 1999 and thereafter. We have further assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

     We are acting as financial advisor to the Acquiror in connection with the Merger and will receive a fee from the Acquiror for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Acquiror has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Acquiror and the Company and/or its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company as well as the Acquiror Shares and other securities of the Acquiror, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Acquiror. Our opinion does not address the merits of the underlying decision by the Acquiror to engage in the Merger and does not constitute a recommendation to any shareholder of the Acquiror as to how such shareholder should vote on the proposed Merger or any matter related thereto.

     We are not expressing any opinion herein as to the prices at which the Acquiror Shares will trade following the announcement or consummation of the Merger.

     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the Acquiror.

    Very truly yours,

    /s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated
    ------------------------------------------------------

    MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED



                                                                         ANNEX F

                       [Salomon Smith Barney Letterhead]

October 8, 1998
Board of Directors
Stone Container Corporation
150 North Michigan Avenue
Chicago, Illinois 60601

Members of the Board of Directors:

     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of shares ('Shares') of common stock, par value $.01 per share (the 'Company Common Stock'), of Stone Container Corporation (the 'Company'), of the Exchange Ratio (as defined below) in connection with the proposed merger (the 'Merger') contemplated by the Agreement and Plan of Merger dated as of May 10, 1998, as amended prior to the date hereof (the 'Agreement'), among the Company, Jefferson Smurfit Corporation ('JSC') and Jefferson Smurfit Acquisition Corporation ('Acquisition Sub').

     As more specifically set forth in the Agreement, and subject to the terms and conditions thereof, in the Merger, Acquisition Sub will merge with and into the Company and each issued and outstanding Share, together with any associated Right (as defined in the Agreement)(other than Shares held by the Company as treasury stock and Shares owned by JSC or its wholly owned subsidiaries), will be converted into 0.99 of a share (the 'Exchange Ratio') of common stock, par value $.01 per share (the 'JSC Common Stock'), of JSC, and the Company will continue as the surviving corporation, which will be a wholly owned subsidiary of JSC.

     In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreement, the Standstill Agreement dated as of May 10, 1998, as amended prior to the date hereof, among Jefferson Smurfit Group PLC ('JSG'), Morgan Stanley Leveraged Equity Fund II, Inc. ('MSLEF') and JSC, the Voting Agreement dated as of May 10, 1998, as amended prior to the date hereof, among Smurfit International B.V. ('SIBV'), MSLEF and Mr. Roger Stone, the Stock Purchase Agreement dated as of May 10, 1998 among SIBV, JSG, MSLEF, JSC and certain other parties and the Asset Purchase Agreement dated as of May 10, 1998 between Jefferson Smurfit Corporation (U.S.), as buyer, and Smurfit Paperboard, Inc., as seller; (ii) certain publicly available information concerning the Company, including the Annual Reports on Form 10-K of the Company for each of the years in the three year period ended December 31, 1997 and the Quarterly Reports on Form 10-Q of the Company for the quarters ended March 31, 1998 and June 30, 1998; (iii) certain internal information concerning the business and operations of the Company, furnished to us by the Company for purposes of our analysis; (iv) certain publicly available information concerning the trading of, and the trading market for, the Company Common Stock; (v) certain publicly available information concerning JSC, including the Annual Reports on Form 10-K of JSC for each of the years in the three year period ended December 31, 1997 and the Quarterly Reports on Form 10-Q of JSC for the quarters ended March 31, 1998 and June 30, 1998; (vi) certain internal information concerning the business and operations of JSC, furnished to us by JSC for purposes of our analysis; (vii) certain publicly available information concerning the trading of, and the trading market for, the JSC Common Stock; (viii) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company or JSC and the trading markets for certain of such other companies' securities; (ix) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry; (x) certain publicly available information, prepared by third-parties, including equity research analysts, concerning the business, operations and financial prospects of the Company and JSC and the sectors in which they operate; and (xi) the October 2, 1998 draft of the joint proxy statement/prospectus to be used in connection with the Merger (the "Draft Proxy Statement"). We also have considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant. We also have met with certain officers and employees of the Company and JSC to discuss the foregoing as well as other matters we believe relevant to our inquiry.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and have neither attempted independently to verify nor assumed any responsibility for verifying any of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make any of such information inaccurate or misleading. We have not conducted a physical inspection of any of the properties or facilities of the Company or JSC, nor have we made or obtained or assumed any responsibility for making or obtaining any independent evaluations or appraisals of any of such properties or facilities, nor have we been furnished with any such evaluations or appraisals. With respect to financial forecasts, we have relied on publicly available third-party equity research forecasts, which have been approved by the management of the Company, and we express no view with respect to such forecasts or the assumptions on which they were based. We also have assumed that the Merger will be consummated in a timely manner and in accordance with the terms of the Agreement.

     In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of the Company and JSC; (ii) the business prospects of the Company and JSC; (iii) the historical and current market for the Company Common Stock, the JSC Common Stock and for the equity securities of certain other companies that we believe to be comparable to the Company or JSC; (iv) the nature and terms of certain other merger transactions that we believe to be relevant; and (v) such other financial information set forth in the Draft Proxy Statement that we believe to be relevant. We have also taken into account our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuation generally. We have not been asked to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategy that might exist for the Company. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after the date hereof. Our opinion is, in any event, limited to the fairness, from a financial point of view, of the Exchange Ratio and does not address the Company's underlying business decision to effect the Merger or constitute a recommendation of the Merger to the Company or a recommendation to any holder of Shares as to how such holder should vote with respect to the Merger. Our opinion also does not constitute an opinion or imply any conclusion as to the price at which JSC Common Stock will trade following the consummation of the Merger.

     As you are aware, Salomon Smith Barney Inc. (as successor to Salomon Brothers Inc and Smith Barney Inc.) is acting as financial advisor to the Company in connection with the Merger and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Merger. Additionally, Salomon Smith Barney Inc. or its predecessors or affiliates have previously rendered certain investment banking and financial advisory services to the Company and JSC, for which we or our predecessors or affiliates received customary compensation. In addition, in the ordinary course of business, Salomon Smith Barney Inc. may actively trade the securities of the Company and JSC for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Salomon Smith Barney Inc. and its affiliates (including Citigroup Inc.) may have other business relationships with the Company and JSC.

     This opinion is intended for the benefit and use of the Company (including its management and directors) in considering the transaction to which it relates and may not be used by the Company for any other purpose or reproduced, disseminated, quoted or referred to by the Company at any time, in any manner or for any purpose, without the prior written consent of Salomon Smith Barney Inc., except that this opinion may be reproduced in full in, and references to the opinion and to Salomon Smith Barney Inc. and its relationship with the Company (in each case in such form as Salomon Smith Barney Inc. shall approve) may be included in, the proxy statement the Company distributes to holders of Shares in connection with the Merger.

     Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Shares.

                                          Very truly yours,

                                          /s/ SALOMON SMITH BARNEY INC.
                                          ------------------------------------

                                          SALOMON SMITH BARNEY INC.



                                                                         ANNEX G

                            STOCK PURCHASE AGREEMENT
                                  dated as of
                                  May 10, 1998
                                     among
                     SMURFIT INTERNATIONAL B.V., as Buyer,
                   JEFFERSON SMURFIT GROUP PLC, as Guarantor,
                 MORGAN STANLEY LEVERAGED EQUITY FUND II, INC.
                                      and
                           THE OTHER SHAREHOLDERS OF
                  JEFFERSON SMURFIT CORPORATION PARTY HERETO,
                                  as Sellers,
                                      and
                         JEFFERSON SMURFIT CORPORATION
                       Relating to the purchase and sale
                                       of
                       20,000,000 Shares of Common Stock
                                       of
                         Jefferson Smurfit Corporation



                               TABLE OF CONTENTS

                                                                                                          PAGE
                                                                                                          ----
                                                       ARTICLE 1
                                                      DEFINITIONS
SECTION 1.01.    Definitions...........................................................................    G-1

                                                       ARTICLE 2
                                                   PURCHASE AND SALE

SECTION 2.01.    Purchase and Sale.....................................................................    G-2
SECTION 2.02.    Purchase Price........................................................................    G-2
SECTION 2.03.    Closing...............................................................................    G-2
SECTION 2.04.    Time and Place of Closing.............................................................    G-2
SECTION 2.05.    Additional Purchase Price.............................................................    G-2

                                                       ARTICLE 3
                                       REPRESENTATIONS AND WARRANTIES OF OBLIGORS

SECTION 3.01.    Organization..........................................................................    G-3
SECTION 3.02.    Authority.............................................................................    G-3
SECTION 3.03.    No Violation..........................................................................    G-3
SECTION 3.04.    Securities Act Representation.........................................................    G-3

                                                       ARTICLE 4
                                       REPRESENTATIONS AND WARRANTIES OF SELLERS
SECTION 4.01.    Title to Shares.......................................................................    G-4
SECTION 4.02.    Organization..........................................................................    G-4
SECTION 4.03.    Authority.............................................................................    G-4
SECTION 4.04.    No Violation..........................................................................    G-4
SECTION 4.05.    No Solicitation.......................................................................    G-4

                                                       ARTICLE 5
                                         REPRESENTATIONS AND WARRANTIES OF JSC

SECTION 5.01.    Organization..........................................................................    G-5
SECTION 5.02.    Authority.............................................................................    G-5
SECTION 5.03.    No Violation..........................................................................    G-5

                                                       ARTICLE 6
                                                       COVENANTS

SECTION 6.01.    Efforts to Consummate.................................................................    G-5
SECTION 6.02.    Notices of Certain Events.............................................................    G-5
SECTION 6.03.    Public Announcements..................................................................    G-6
SECTION 6.04.    Escrow Arrangements...................................................................    G-6
SECTION 6.05.    Ownership of Shares...................................................................    G-6

                                                       ARTICLE 7
                                                 CONDITIONS TO CLOSING

SECTION 7.01.    Conditions to Obligations of Buyer, JSC and Sellers...................................    G-6
SECTION 7.02.    Conditions to Obligation of Sellers...................................................    G-6
SECTION 7.03.    Conditions to Obligation of Buyer.....................................................    G-7

                                                       ARTICLE 8
                                               SURVIVAL; INDEMNIFICATION

SECTION 8.01.    Survival..............................................................................    G-7
SECTION 8.02.    Indemnification.......................................................................    G-7


                                                       ARTICLE 9
                                                      TERMINATION

SECTION 9.01.    Termination...........................................................................    G-9
SECTION 9.02.    Effect of Termination.................................................................    G-9

                                                       ARTICLE 10
                                                     MISCELLANEOUS

SECTION 10.01.   The Guaranty, etc.....................................................................    G-9
SECTION 10.02.   Notices...............................................................................    G-9
SECTION 10.03.   Expenses..............................................................................   G-11
SECTION 10.04.   Entire Agreement......................................................................   G-11
SECTION 10.05.   Successors and Assigns................................................................   G-11
SECTION 10.06.   Amendments and Waivers................................................................   G-12
SECTION 10.07.   Agreement of Sellers..................................................................   G-12
SECTION 10.08.   Stockholders' Agreement...............................................................   G-12
SECTION 10.09.   Governing Law.........................................................................   G-12
SECTION 10.10.   WAIVER OF JURY TRIAL, ETC.............................................................   G-12
SECTION 10.11.   Counterparts..........................................................................   G-12
SECTION 10.12.   Captions..............................................................................   G-12
SECTION 10.13.   Specific Performance..................................................................   G-12
SECTION 10.14.   Representations, Warranties, Covenants and Agreements.................................   G-13


                            STOCK PURCHASE AGREEMENT

     AGREEMENT dated as of May 10, 1998 among Smurfit International B.V., a corporation organized under the laws of the Netherlands ('Buyer'), Jefferson Smurfit Group plc, a corporation organized under the laws of Ireland ('Guarantor'), Morgan Stanley Leveraged Equity Fund II, Inc., a Delaware corporation ('MSLEF'), and the other Sellers listed on the signature pages hereof (collectively, and together with MSLEF, the 'Sellers'), and Jefferson Smurfit Corporation, a Delaware corporation ('JSC').

                              W I T N E S S E T H

     WHEREAS, Buyer and Sellers are shareholders of JSC;

     WHEREAS, JSC, a wholly owned subsidiary of JSC and Stone Container Corporation, a Delaware corporation ('Stone'), are parties to an Agreement and Plan of Merger dated as of the date hereof (the 'Merger Agreement'), pursuant to which a wholly owned subsidiary of JSC will merge with and into Stone (the 'Merger'), upon the terms and subject to the conditions set forth therein; and

     WHEREAS, in connection with the Merger, Sellers wish to sell to Buyer, and Buyer wishes to purchase from Sellers, the shares of common stock, par value $0.01 per share, of JSC (the 'Common Stock') listed on Schedule A hereto (adjusted to give effect to any stock splits, stock dividends, recapitalizations or similar transactions declared or occurring between the date hereof and the closing hereunder), upon the terms and subject to the conditions hereinafter set forth.

     The parties hereto agree as follows:

                                   ARTICLE 1
                                  DEFINITIONS

     SECTION 1.01. Definitions. (a) The following terms, as used herein, have the following meanings:

     'Closing Date' means the date of the Closing.

     'HSR Act' means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     '1933 Act' means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     '1934 Act' means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     'Obligor' means each of Buyer and Guarantor.

     'Person' means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     (b) Each of the following terms is defined in the Section set forth opposite such term:

                                            TERM                                                SECTION
---------------------------------------------------------------------------------------------   --------
Additional Purchase Price....................................................................       2.05(a)
Buyer Indemnified Parties....................................................................       8.02(a)
Closing......................................................................................       2.04
Common Stock.................................................................................   Recitals
Encumbrances.................................................................................       4.01
Indemnification Claim........................................................................       8.02(d)
Initial Purchase Price.......................................................................       2.02
Losses.......................................................................................       8.02(a)
JSC Indemnified Parties......................................................................       8.02(a)
Post-Merger Average Market Price.............................................................       2.05(b)
Seller Indemnified Parties...................................................................       8.02(b)
Shares.......................................................................................       2.01
Stockholders' Agreement......................................................................       4.01
Volume Weighted Prices.......................................................................       2.05(a)

                                   ARTICLE 2
                               PURCHASE AND SALE

     SECTION 2.01. Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing each Seller, severally and not jointly, agrees to sell to Buyer, and Buyer agrees to purchase from each Seller, the number of shares of Common Stock set forth opposite such Seller's name on Schedule A to this Agreement (the 'Shares').

     SECTION 2.02. Purchase Price. The purchase price to be paid by Buyer at the Closing to each Seller for each Share to be sold and purchased hereunder (the 'Initial Purchase Price') shall be an amount equal to $25.00 plus interest thereon from and including the date hereof to but excluding the date on which payment is made at a rate of 6% per annum. Such interest shall accrue daily on the basis of a year of 365 days and the actual number of days for which due, but shall not compound. The Initial Purchase Price shall be adjusted to give effect to any stock splits, stock dividends, recapitalizations and similar transactions declared or occurring between the date hereof and the Closing. The Initial Purchase Price shall be paid as provided in Section 2.03.

     SECTION 2.03. Closing. At the Closing:

          (a) Buyer will wire transfer to each Seller, in immediately available funds to an account designated by such Seller by written notice to Buyer not later than two business days prior to the Closing, the Initial Purchase Price payable for the Shares sold by such Seller to Buyer hereunder; and

          (b) Each Seller will deliver or cause to be delivered to Buyer one or more certificates for the Shares sold by such Seller to Buyer hereunder, duly endorsed for transfer in blank, with any required stock transfer stamps attached.

     SECTION 2.04. Time and Place of Closing. The consummation of the purchase and sale of the Shares hereunder (the 'Closing') will take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York, concurrently with the consummation of the Merger, or at such other time or place as Buyer and MSLEF may mutually agree (it being understood that the purchase of the Shares shall not be deemed to have occurred until the Merger has occurred).

     SECTION 2.05. Additional Purchase Price. (a) If the Post-Merger Average Market Price exceeds $28.00, the purchase price payable hereunder in respect of each Share shall be increased by an amount equal to 25% of such excess, not to exceed $0.50 per Share (such additional payment, the 'Additional Purchase Price'). For purposes of the foregoing, the 'Post-Merger Average Market Price' shall mean the arithmetic average of the 'Volume Weighted Prices.' 'Volume Weighted Prices' shall mean, for each of the ten trading days beginning on and including the second trading day after the Closing Date, the number obtained by dividing (x) the sum, for each trade on such trading day, of (i) the price at which such trade was transacted times (ii) the number of shares in such trade by (y) the aggregate number of shares traded on such trading day. The transaction reports of the New York Stock Exchange or The Nasdaq National Market shall be used to calculate each Volume Weighted Price. The provisions of this Section 2.05(a) relating to the Additional Purchase Price shall be adjusted to give effect to any stock splits, stock dividends, recapitalizations and similar transactions declared or occurring between the date hereof and the payment date.

     (b) The Additional Purchase Price, if any, shall be paid by Buyer to each Seller, by wire transfer of immediately available funds to the account of such Seller to which the Initial Purchase Price was paid, not later than two business days after the end of the ten trading day period referred to in Section 2.05(a).

                                   ARTICLE 3
                   REPRESENTATIONS AND WARRANTIES OF OBLIGORS

     Each Obligor, severally and not jointly, represents and warrants (with respect to itself only) to each Seller and JSC as of the date hereof and as of the Closing Date that:

     SECTION 3.01. Organization. Buyer is a corporation duly organized and validly existing under the laws of the Netherlands. Guarantor is a corporation duly organized and validly existing under the laws of Ireland.

     SECTION 3.02. Authority. Such Obligor has all corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated on its part hereby. The execution, delivery and performance by such Obligor of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of such Obligor. No other action on the part of such Obligor or its stockholders is necessary to authorize the execution and delivery of this Agreement by such Obligor or the performance by such Obligor of its obligations hereunder. This Agreement has been duly executed and delivered by such Obligor and constitutes a legal, valid and binding agreement of such Obligor, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors' rights generally and subject to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     SECTION 3.03. No Violation. The execution and delivery of this Agreement by such Obligor, and the performance by such Obligor of its obligations hereunder and the consummation of the transactions contemplated hereby will not: (a) violate any provision of law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to such Obligor, (b) require the consent, waiver, approval, license or authorization or any filing by such Obligor with any governmental authority (other than pursuant to the merger control regulations of the European Union and a notification form filed under the HSR Act (and the expiration or termination of the waiting period thereunder) and any filings required under the 1934 Act) or (c) assuming compliance with the matters referred to in clause (b), violate, result (with or without notice or the passage of time, or both) in a breach of or give rise to the right to accelerate, terminate or cancel any obligation under or constitute (with or without notice or the passage of time, or both) a default under, any of the terms or provisions of any charter or other governing document, bylaw, agreement, note, indenture, mortgage, contract, order, judgment, ordinance, regulation or decree to which such Obligor is subject or by which such Obligor is bound and which would have an adverse effect on the ability of such Obligor to perform its obligations under this Agreement.

     SECTION 3.04. Securities Act Representation. Buyer is not purchasing any Shares with a view to a distribution or resale of any of such Shares in violation of any applicable securities laws. Buyer understands that the Shares constitute restricted securities, are not registered under the 1933 Act or any state securities law, and the certificates representing the Shares will bear a legend to that effect. Buyer agrees that it shall not sell any of such Shares in violation of the 1933 Act. Buyer represents that it is a sophisticated investor and is able to bear the risk of an investment in JSC.


                                   ARTICLE 4
                   REPRESENTATIONS AND WARRANTIES OF SELLERS

     Each Seller, severally and not jointly, represents and warrants (with respect to itself only) to each Obligor and JSC as of the date hereof and as of the Closing Date that:

     SECTION 4.01. Title to Shares. Such Seller has good and valid title to the Shares set forth opposite such Seller's name on Schedule A to this Agreement, free and clear of any security interests, liens, claims, pledges, encumbrances or other rights or claims of any other person of any kind or any preemptive rights (collectively, 'Encumbrances'), except as may exist under the Stockholders' Agreement (the 'Stockholders' Agreement') dated as of May 3, 1994 and amended as of January 13, 1997 (which Stockholders' Agreement shall terminate as hereinafter provided) or the related Registration Rights Agreement dated as of the same date. At the Closing, Buyer will acquire all of such Seller's right, title and interest in and to the Shares and will receive good and valid title to the shares of Common Stock set forth opposite such Seller's name on Schedule A to this Agreement, free and clear of any and all Encumbrances.

     SECTION 4.02. Organization. Such Seller is a corporation, partnership, limited liability company or trust duly incorporated or formed, validly existing and (other than in the case of a trust) in good standing under the laws of its jurisdiction of its incorporation or formation.

     SECTION 4.03. Authority. Such Seller has all corporate, partnership or other power and authority to execute and deliver this Agreement, and to consummate the transactions contemplated on its part hereby. The execution, delivery and performance by such Seller of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate, shareholder, partnership or other action on the part of such Seller. No other action on the part of such Seller or its stockholders or partners, as the case may be, is necessary to authorize the execution and delivery of this Agreement by such Seller or the performance by such Seller of its obligations hereunder. This Agreement has been duly executed and delivered by such Seller and constitutes a legal, valid and binding agreement of such Seller, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors' rights generally and subject to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     SECTION 4.04. No Violation. The execution and delivery of this Agreement by such Seller, and performance by such Seller of its obligations hereunder and the consummation of the transactions contemplated hereby will not: (a) violate any provision of law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to Seller, (b) require the consent, waiver, approval, license or authorization or any filing by such Seller with any governmental authority (other than a notification form filed under the HSR Act (and the expiration or termination of the waiting period thereunder) and any filings required under the 1934 Act), (c) assuming compliance with the matters referred to in clause (b), violate, result (with or without notice or the passage of time, or both) in a breach of or give rise to the right to accelerate, terminate or cancel any obligation under or constitute (with or without notice or the passage of time, or both) a default under, any of the terms or provisions of any charter or other governing document, bylaw, agreement, note, indenture, mortgage, contract, order, judgment, ordinance, regulation or decree to which such Seller is subject or by which such Seller is bound and which would have an adverse effect on the ability of such Seller to perform its obligations under this Agreement or (d) result in the creation or imposition of any tax or Encumbrance on the Shares, except for transfer taxes, if any.

     SECTION 4.05. No Solicitation. No Seller, nor anyone acting on its behalf, has taken or will take any action that would subject the sale of the Shares as contemplated hereby to the registration provisions of the 1933 Act.


                                   ARTICLE 5
                     REPRESENTATIONS AND WARRANTIES OF JSC

     JSC represents and warrants to each Seller and each Obligor as of the date hereof and as of the Closing Date that:

     SECTION 5.01. Organization. JSC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

     SECTION 5.02. Authority. JSC has all corporate power and authority to execute and deliver this Agreement, and to consummate the transactions contemplated on its part hereby. The execution, delivery and performance by JSC of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of JSC. No other action on the part of JSC is necessary to authorize the execution and delivery of this Agreement by JSC or the performance by JSC of its obligations hereunder. This Agreement has been duly executed and delivered by JSC and constitutes a legal, valid and binding agreement of JSC, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors' rights generally and subject to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     SECTION 5.03. No Violation. The execution and delivery of this Agreement by JSC, and performance by JSC of its obligations hereunder and the consummation of the transactions contemplated hereby will not: (a) violate any provision of law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to JSC, (b) require the consent, waiver, approval, license or authorization or any filing by JSC with any governmental authority (other than a notification form filed under the HSR Act (and the expiration or termination of the waiting period hereunder) and any filings required under the 1934 Act) or
(c) assuming compliance with the matters referred to in clause (b), violate, result (with or without notice or the passage of time, or both) in a breach of or give rise to the right to accelerate, terminate or cancel any obligation under or constitute (with or without notice or the passage of time, or both) a default under, any of the terms or provisions of any charter or other governing document, bylaw, agreement, note, indenture, mortgage, contract, order, judgment, ordinance, regulation or decree to which JSC is subject or by which JSC is bound and which would have an adverse effect on the ability of JSC to perform its obligations under this Agreement.

                                   ARTICLE 6
                                   COVENANTS

     SECTION 6.01. Efforts to Consummate. Upon the terms and subject to the conditions of this Agreement, each of Buyer, JSC and each Seller agrees to use its respective best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement. In case at any time after the Closing Date any further action is reasonably necessary or desirable to carry out the purposes of this Agreement, the proper partners, officers or directors of each party to this Agreement will take all such reasonably necessary action. No party hereto will take any action for the purpose of delaying, impairing or impeding the receipt of any required consent, authorization, order or approval or the making of any required filing.

     SECTION 6.02. Notices of Certain Events. Each party agrees that it will, upon obtaining knowledge of any of the following, promptly notify the other parties hereto of: (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby; (b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated hereby; (c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge threatened against, relating to or involving or otherwise affecting Buyer, any Seller or JSC that relates to this Agreement or the consummation of the transactions contemplated hereby.

     SECTION 6.03. Public Announcements. Except as required by law or regulation or the rules of any stock exchange, so long as this Agreement is in effect, Buyer and each of the Sellers hereto agrees that it will not, and Buyer and each of the Sellers agrees to cause its respective affiliates (excluding JSC) not to, issue or cause the publication of any press release or other announcement with respect to the transactions contemplated by this Agreement without the consent of the other parties hereto, which consent will not be unreasonably withheld or delayed.

     SECTION 6.04. Escrow Arrangements. As promptly as practicable but in no event later than fourteen (14) days after the date hereof, each Seller will deposit one or more certificates covering the Shares to be sold by such Seller hereunder, duly endorsed for transfer or accompanied by stock powers in blank, to the Escrow Agent pursuant to the Escrow Agreement. The Escrow Agent shall be Bankers Trust Company, or such other party as the Buyer and MSLEF shall agree, and the Escrow Agreement shall be an escrow agreement in customary form which satisfies the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended, which is reasonably satisfactory to Buyer, MSLEF and JSC and which provides that (i) the Escrow Agent holds the Shares and any dividend or distribution on the Shares for the benefit of the Sellers (except that any dividends on the Shares shall be paid promptly to the Sellers); (ii) each Seller retains all rights to vote all Shares deposited by it in escrow;
(iii) the Escrow Agent will deliver the Shares to Buyer at Closing or to the applicable Seller if this Agreement is terminated in accordance with its terms; and (iv) the Escrow Agreement may not be amended, waived or terminated without the written consent of Buyer, MSLEF and JSC, which, in the case of termination, will not be unreasonably withheld.

     SECTION 6.05. Ownership of Shares. Subject to the assignment rights of First Plaza Group Trust and Leeway & Co, in Section 10.05, each Seller shall retain beneficial ownership of not less than the number of shares of Common Stock set forth opposite such Seller's name on Schedule A hereto until the Closing (Shares held in the escrow arrangement described in SECTION 6.04 being included among Shares beneficially owned). The number of Shares to be retained by each Seller will be adjusted to give effect to any stock splits, stock dividends, recapitalizations and similar transactions declared or occurring between the date hereof and the Closing. Leeway & Co. acts as nominee for State Street Bank and Trust Company and the Trustee for the Long Term Investment Trust.

                                   ARTICLE 7
                             CONDITIONS TO CLOSING

     SECTION 7.01. Conditions to Obligations of Buyer, JSC and Sellers. The respective obligations of Buyer, JSC and the Sellers to consummate the Closing are subject to the satisfaction or waiver by the Buyer, JSC and MSLEF of each of the following conditions:

          (a) No domestic or foreign governmental authority or other agency or commission or state court or judicial body of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) that is in effect and has the effect of prohibiting consummation of the transactions contemplated by this Agreement.

          (b) Any applicable waiting period under the HSR Act shall have expired or been terminated and any necessary approvals under similar laws of the European Union shall have been obtained.

          (c) The Merger shall be consummated in accordance with the terms of the Merger Agreement, as the same may be amended from time to time, concurrently with the consummation of the Closing hereunder (it being understood that the purchase of Shares shall not be deemed to have occurred until the Merger has occurred).

     SECTION 7.02. Conditions to Obligation of Sellers. The obligation of each Seller to consummate the Closing is subject to the satisfaction or waiver by MSLEF of the following further condition:

          (a) The representations and warranties of Buyer and JSC contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such date.

     SECTION 7.03. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction of each of the following further conditions:

          (a) The representations and warranties of each Seller contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such date.

          (b) Sellers shall deliver an aggregate of 20,000,000 shares of Common Stock at the Closing (adjusted to give effect to any stock splits, stock dividends, recapitalizations and similar transactions declared or occurring between the date hereof and the Closing).

                                   ARTICLE 8
                           SURVIVAL; INDEMNIFICATION

     SECTION 8.01. Survival. The representations, warranties, covenants and agreements of the parties contained in this Agreement shall survive the Closing for the applicable statute of limitations period, notwithstanding any investigation by or on behalf of any party before or after the Closing, except that the agreements contained in clause (y) of paragraph (c) of SECTION 8.02 hereof shall survive the Closing for a period of ten months. Notwithstanding the preceding sentence, the indemnification obligations set forth in Section 8.02 hereof shall survive the time at which they would otherwise terminate pursuant to the preceding sentence, if notice of the events or other matters giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought hereunder.

     SECTION 8.02. Indemnification. (a) After the Closing Date, each Seller agrees, severally and not jointly, to indemnify (i) each Obligor and each officer, director, partner, shareholder or employee of each Obligor, the officers, directors, partners and employees of each such shareholder or partner, and the affiliates, advisors and representatives of each Obligor or any such affiliate (collectively, the 'Buyer Indemnified Parties') and (ii) JSC and each officer, director, partner, shareholder or employee of JSC, the officers, directors, partners and employees of each such shareholder or partner, and the affiliates, advisors and representatives of JSC or any such affiliate (collectively, the 'JSC Indemnified Parties') on a reasonable periodic basis against any and all liabilities, damages, losses, costs or expenses whatsoever, including reasonable fees of counsel and expenses of investigation (collectively, 'Losses'), suffered or incurred by any Buyer Indemnified Party or JSC Indemnified Party arising out of or resulting from any breach of any representation or warranty or non-performance of any covenant or agreement of such Seller under this Agreement.

     (b) After the Closing Date, each Obligor agrees to indemnify (i) each Seller and each officer, director, partner, shareholder, trustee or employee of any Seller, the officers, directors, partners and employees of each such trustee, shareholder or partner, and the affiliates, advisors and representatives of any Seller or any of such affiliate (the 'Seller Indemnified Parties') and (ii) each JSC Indemnified Party on a reasonable periodic basis against any and all Losses suffered or incurred by any Seller Indemnified Party or JSC Indemnified Party arising out of or resulting from any breach of any representation or warranty or non-performance of any covenant or agreement of such Obligor under this Agreement.

     (c) JSC agrees to indemnify (i) each Seller Indemnified Party and (ii) each Buyer Indemnified Party on a reasonable periodic basis against any and all Losses suffered or incurred by any Seller Indemnified Party or Buyer Indemnified Party arising out of or resulting from (x) any breach of any representation or warranty or non-performance of any covenant or agreement of JSC under this Agreement or (y) any claim, action, suit, proceeding or investigation based on or arising out of this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby regardless of whether any such claim, action, suit, proceeding or investigation is asserted or commenced prior to or after the date hereof, provided that the indemnification provided for in this clause (y) shall not be available to the extent that (A) a Loss is determined by a court of competent jurisdiction to have resulted from the bad faith or willful misconduct of a Seller Indemnified Party (in the case of indemnification of a Seller Indemnified Party) or a Buyer Indemnified Party (in the case of indemnification of a Buyer Indemnified Party); (B) a Seller Indemnified Party or Buyer Indemnified Party has indemnification obligations in respect of such Loss in accordance with Section 8.02(a) or 8.02(b); (C) a Loss relates to a claim between the parties to any of the Transaction Agreements (as defined in the Merger Agreement) or the Asset Purchase Agreement (as defined in the Merger Agreement) relating to the subject matter of such Agreement; (D) a Loss relates to a claim by JSC (in its own right and not derivatively) against anyone to enforce its rights under an agreement to which it is party; or (E) a Loss relates to a direct claim (and not a third-party or derivative claim) between JSG and its affiliates (other than JSC and its subsidiaries), on the one hand, and MSLEF and its affiliates (other than JSC and its subsidiaries), on the other hand.

     (d) If any third party asserts a claim against any indemnified party for which indemnification would be available under SECTION 8.02 hereof (an 'Indemnification Claim'), the indemnified party will promptly give notice of such Indemnification Claim, describing such Indemnification Claim with reasonable specificity, to the indemnifying party; provided that the failure to give such notice will not affect the right of the indemnified party to indemnification hereunder except to the extent that such failure prejudices the ability of the indemnifying party to defend any Indemnification Claim or take any other remedial action. The indemnifying party shall be entitled to assume the defense of such Indemnification Claim, including the employment of counsel (who may be the indemnifying party's counsel) reasonably satisfactory to the indemnified party; provided that if the indemnified party reasonably determines in good faith that its interest with respect to such Indemnification Claim cannot appropriately be represented by the indemnifying party, such indemnified party shall have the right to assume control of the defense of such Indemnification Claim and retain counsel, including local counsel, separate from indemnifying party's counsel. In addition, in the event that such indemnifying party, within a reasonable time after notice of any such Indemnification Claim, fails to defend any indemnified party, such indemnified party will (upon further notice to such indemnifying party) have the right to undertake its defense of such Indemnification Claim for the account of such indemnifying party and to have its expenses reimbursed promptly with respect to such Indemnification Claim. Regardless of which party is controlling the defense of any Indemnification Claim, both the indemnifying party and the indemnified party shall act in good faith and no settlement of such Indemnification Claim may be agreed to without the written consent of the indemnifying party, which consent shall not be unreasonably withheld. The controlling party shall deliver, or cause to be delivered, to all applicable indemnified parties copies of all correspondence, pleadings, motions, briefs, appeals or other written statement relating to or submitted in connection with the defense of any such Indemnification Claim, and timely notices of any hearing or other court proceeding relating to such Indemnification Claim. No indemnifying party shall, without the written consent of the applicable indemnified party, effect a settlement or compromise of, or consent to the entry of any judgment with respect to, any Indemnified Claim (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment includes an unconditional release of all applicable indemnified parties for all liability arising out of or relating to such Indemnified Claim and involves the payment by the indemnifying party of only monetary damages. Notwithstanding the foregoing, in any matter no indemnifying party shall be liable under this Agreement for the fees and expenses of more than one counsel for the JSC Indemnified Parties, the Buyer Indemnified Parties or the Seller Indemnified Parties, as the case may be, in addition to one local counsel.

     (e) An indemnifying party shall also be liable for and pay promptly the fees and expenses (including the fees and expenses of counsel) incurred by an indemnified party in enforcing its indemnification rights hereunder.


                                   ARTICLE 9
                                  TERMINATION

     SECTION 9.01. Termination. This Agreement may be terminated at any time prior to the Closing by mutual written agreement of JSC, Buyer and MSLEF by written notice to the other parties hereto. This Agreement shall automatically terminate if the Merger Agreement is terminated.

     SECTION 9.02. Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, all further obligations of the parties hereto under this Agreement shall terminate without further liability or obligation of any party to any other party, including liability for damages, except that (x) the agreements contained in Section 8.02 shall survive the termination hereof with respect to any right of indemnity thereunder if notice of the events or other matters giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought no later than 18 months following termination, (y) this Section 9.02 shall survive the termination hereof and (z) no such termination shall relieve any party hereto from liability for breach of this Agreement.

                                   ARTICLE 10
                                 MISCELLANEOUS

     SECTION 10.01. The Guaranty, etc. (a) The Guarantor hereby agrees to cause Buyer to perform in full all of its obligations (including, without limitation, its obligation to pay the amounts specified in Sections 2.02 and 2.05 and its obligation to pay any amounts due pursuant to Section 8.02) pursuant to this Agreement (as the same may hereafter be amended). The Guarantor hereby further unconditionally guarantees the full and punctual payment of all amounts payable by Buyer under this Agreement. Upon failure by the Buyer to pay punctually any such amount, Guarantor shall forthwith on demand pay the amount not so paid.

     (b) The obligations of the Guarantor hereunder shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by any change in the corporate existence, structure or ownership of the Buyer, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Buyer or its assets or any resulting release, discharge or amendment of any obligation of the Buyer contained in this Agreement.

     (c) The Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein, as well as any requirement that at any time any action be taken by any person or entity against the Buyer or any other person or entity.

     SECTION 10.02. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

     if to Guarantor, to

        Jefferson Smurfit Group plc
        Beech Hill, Clonskeogh
        Dublin 4, Ireland
        Attention: Michael Pettigrew
        Fax: 353-1-269-4481

     if to Buyer, to:

        Smurfit International B.V.
        Strawinskylaan 2001
        Amsterdam 1077ZZ, The Netherlands
        Attention: Rokin Corporate Services, B.V.
        Fax: 31-20-546-0717

        in either case, with a copy to:

        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, New York 10019
        Attention: Steven A. Rosenblum, Esq.
        Fax: (212) 403-2000

        William Fry
        Fitzwilton House,
        Wilton Place,
        Dublin 2, Ireland
        Attention: Houghton Fry, Esq.
        Fax: 353-1-639-5333

     if to Sellers, to:

        Morgan Stanley Leveraged Equity Fund II, Inc.
        1221 Avenue of the Americas
        New York, New York 10020
        Attention: Alan E. Goldberg
        Fax: (212) 762-6466

        with a copy to:

        Morgan Stanley Capital Partners
        1221 Avenue of the Americas
        New York, New York 10020
        Attention: Peter R. Vogelsang, Esq.
        Fax: (212) 762-6466

        and

        Leeway & Co.
        c/o State Street and Trust Company
        1 Enterprise Drive
        North Quincy, Massachusetts 02171
        Attention: Kim Moynihan
        Fax: (617) 537-6567

        with a copy to:

        J.P. Morgan Investment Management, Inc.
        522 Fifth Avenue
        New York, NY 10036
        Attention: Eduard Beit
        Fax: (212) 837-1301

        Art Siler, Esq.
        Ropes & Gray
        One International Place
        Boston, MA 02110-2624
        Fax: (617) 951-7050

        and

        General Motors Investment
        Management Corporation
        767 Fifth Avenue, 16th Floor
        New York, New York 10153
        Attention: S. Lawrence Rusoff,
        Portfolio Manager

        with a copy to:

        Mellon Bank, N.A.
        One Mellon Bank Center
        Pittsburgh, PA 15258-0001
        Attention: Laurie A. Adams,
        Account Manager
        Fax: (412) 236-4225

        Gerald S. Backman, Esq.
        Weil, Gotshal & Manges
        767 Fifth Avenue
        New York, NY 10153
        Fax: (212) 310-8007

        If to JSC, to:

        Jefferson Smurfit Corporation
        Jefferson Smurfit Centre
        8182 Maryland Avenue
        St. Louis, MO 63105
        Attention: Patrick Moore, Vice President and
                 Chief Financial Officer
        Fax: (314) 746-1184

        with a copy to:

        Davis Polk & Wardwell
        450 Lexington Avenue
        New York, NY 10017
        Attention: John R. Ettinger, Esq.
        Fax: (212) 450-4800

     All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

     SECTION 10.03. Expenses. Except as provided in the Merger Agreement, all costs and expenses incurred in connection with the Agreement and the transactions contemplated hereby will be paid by the party incurring such cost or expense; provided that Buyer and all Sellers (as a group) will share equally any transfer taxes payable in the United States in connection with the purchase and sale of the Shares hereunder and that JSC shall pay at the Closing the fees of legal counsel and financial advisor to Buyer and Guarantor in connection with the transactions contemplated hereby and pursuant to the Merger Agreement as and to the extent further provided in a letter of even date herewith.

     SECTION 10.04. Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

     SECTION 10.05. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Buyer may transfer or assign, in whole or from time to time in part, to any one or more of its direct or indirect subsidiaries, the right to purchase all or a portion of the Shares and First Plaza Group Trust and Leeway & Co. shall have the right to assign this Agreement to one or more successor trustees, plans or nominees for, or successors by reorganization of, a qualified pension plan trust holding the Shares set forth in Schedule A hereto, but no such transfer or assignment will relieve Buyer, First Plaza Group Trust or Leeway & Co. of its obligations hereunder.

     SECTION 10.06. Amendments and Waivers. (a) Subject to Section 10.07, any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by Buyer, Guarantor, JSC and MSLEF, or in the case of a waiver, by the party against whom the waiver is to be effective.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     SECTION 10.07. Agreement of Sellers. The Sellers (including MSLEF) agree to be bound by any amendments, termination, waivers or other determinations made hereunder by MSLEF; provided that no such determination shall discriminate among the Sellers.

     SECTION 10.08. Stockholders' Agreement. The Stockholders' Agreement and the related Registration Rights Agreement shall terminate as of the Closing. Between the date hereof and the Closing, or the termination of this Agreement if earlier, the MS Holders (as defined in the Stockholders' Agreement) collective ownership of Common Stock shall be deemed to remain in Tier I (as defined therein) for purposes of the Stockholders' Agreement and JSC's By-laws, irrespective of sales or transfers by the MS Holders during such time. Notwithstanding the foregoing, in the event of termination of this Agreement, the provisions of the Stockholders' Agreement (and the related Registration Rights Agreement) shall thereafter remain in full force and effect, including the provisions thereof that affect the rights of MS Holders as a result of sales or transfers by the MS Holders (whether prior to or after such termination).

     SECTION 10.09. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of the State of New York.

     SECTION 10.10. WAIVER OF JURY TRIAL, ETC. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. THE PARTIES AGREE, SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT, TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF, AND TO WAIVE ANY OBJECTION AS TO VENUE IN, THE FEDERAL OR STATE COURTS LOCATED IN THE COUNTY OF NEW YORK, STATE OF NEW YORK. SERVICE OF PROCESS IN ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL BE EFFECTIVE IF DELIVERED OR SENT IN ACCORDANCE WITH THE PROVISIONS OF SECTION 10.02 HEREOF.

     SECTION 10.11. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.

     SECTION 10.12. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

     SECTION 10.13. Specific Performance. The parties hereto acknowledge that, in view of the uniqueness of the parties hereto and the transactions contemplated hereby, the parties hereto would not have an adequate remedy at law for money damages in the event that this Agreement were not performed in accordance with its terms, and therefore agree that the parties shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which the parties hereto may be entitled at law or in equity.

     SECTION 10.14. Representations, Warranties, Covenants and Agreements. References in representations, warranties, covenants and agreements in this Agreement to the 'transactions contemplated by this Agreement' (and similar references) shall not be deemed to include the Merger. The parties agree that they are making no representations and warranties except as expressly set forth herein.


     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                      SMURFIT INTERNATIONAL B.V.

                                      By:  /s/ Houghton Fry
                                           -------------------------------------
                                           Name: Houghton Fry
                                           Title: Attorney-in-Fact

                                      JEFFERSON SMURFIT GROUP PLC

                                      By:  /s/ Raymond M. Curran
                                           -------------------------------------
                                           Name: Raymond M. Curran
                                           Title: Finance Director

                                      JEFFERSON SMURFIT CORPORATION

                                      By:  /s/ Patrick J. Moore
                                           -------------------------------------
                                           Name: Patrick J. Moore
                                           Title: Vice President and Chief
                                           Financial
                                               Officer

SELLERS:                              THE MORGAN STANLEY LEVERAGED
                                       EQUITY FUND II, L.P.

                                       By: MORGAN STANLEY LEVERAGED
                                           EQUITY FUND, INC., its General
                                       Partner

                                       By:  /s/ Alan E. Goldberg
                                           -------------------------------------
                                           Name: Alan E. Goldberg
                                           Title: Vice Chairman

                                       By:  /s/ Michael M. Janson
                                           -------------------------------------
                                           Name: Michael M. Janson
                                           Title: Managing Director

                                       MORGAN STANLEY LEVERAGED
                                       EQUITY FUND II, INC.

                                       By:  /s/ Alan E. Goldberg
                                           -------------------------------------
                                           Name: Alan E. Goldberg
                                           Title: Vice Chairman

                                       SIBV/MS EQUITY INVESTORS, L.P.

                                       By: MORGAN STANLEY EQUITY
                                           INVESTORS INC. (General Partner)

                                       By:  /s/ Alan E. Goldberg
                                           -------------------------------------
                                           Name: Alan E. Goldberg
                                           Title: Vice Chairman


                                       FIRST PLAZA GROUP TRUST

                                       By: Mellon Bank, N.A., solely in its
                                           capacity as trustee for First Plaza
                                           Group Trust (as directed by General
                                           Motors Investment Management
                                           Corporation) and not in its
                                           individual capacity

                                       By:  /s/ Bernadette A. Rist
                                           -------------------------------------
                                           Name: Bernadette A. Rist
                                           Title: Authorized Signatory

                                       LEEWAY & CO.

                                       By:  STATE STREET BANK AND TRUST
                                           COMPANY, a Partner

                                       By:  /s/ Kimberly A. Moynihan
                                           -------------------------------------
                                           Name: Kimberly A. Moynihan
                                           Title: Assistant Secretary



                                                                      SCHEDULE A

                                                                                              NUMBER OF
                                                                                             SHARES TO BE
SELLERS                                                                                     SOLD BY SELLER
-----------------------------------------------------------------------------------------   --------------

Morgan Stanley Leveraged
  Equity Fund II, Inc....................................................................          525,960
The Morgan Stanley Leveraged
  Equity Fund II, L.P....................................................................       15,340,643
SIBV/MS Equity Investors, L.P............................................................          113,296
First Plaza Group Trust..................................................................        2,512,563
Leeway & Co..............................................................................        1,507,538
                                                                                            --------------
     Total...............................................................................       20,000,000
                                                                                            --------------
                                                                                            --------------


                                                                         ANNEX H

                              STANDSTILL AGREEMENT
                                  Dated as of
                                 May 10, 1998*
                                     among
                          JEFFERSON SMURFIT GROUP PLC,
                 MORGAN STANLEY LEVERAGED EQUITY FUND II, INC.
                                      and
                         JEFFERSON SMURFIT CORPORATION

------------
* Text of Annex H reflects Amendment No. 1 dated as of October 2, 1998 to the Standstill Agreement, but the Standstill Agreement dated as of May 10, 1998 has not been amended and restated.


                               TABLE OF CONTENTS

                                                                                                          PAGE
                                                                                                          ----
                                                  ARTICLE 1
                                       STANDSTILL AND TRANSFER MATTERS

SECTION 1.01.   Acquisitions...........................................................................   H-1
SECTION 1.02.   Certain Other Matters..................................................................   H-2
SECTION 1.03.   Transfer Restrictions..................................................................   H-2
SECTION 1.04.   Suspension; Termination................................................................   H-2
SECTION 1.05.   Pulp Co. Transaction...................................................................   H-3
SECTION 1.06.   Effective Date of this Agreement.......................................................   H-3

                                                  ARTICLE 2
                                        REPRESENTATIONS AND WARRANTIES
SECTION 2.01.   Organization...........................................................................   H-4
SECTION 2.02.   Authority..............................................................................   H-4
SECTION 2.03.   No Violation...........................................................................   H-4

                                                  ARTICLE 3
                                                 TERMINATION
SECTION 3.01.   Termination............................................................................   H-4
SECTION 3.02.   Effect of Termination..................................................................   H-4

                                                  ARTICLE 4
                                                MISCELLANEOUS
SECTION 4.01.   Notices................................................................................   H-5
SECTION 4.02.   Entire Agreement.......................................................................   H-6
SECTION 4.03.   Successors and Assigns.................................................................   H-6
SECTION 4.04.   Amendments and Waivers.................................................................   H-6
SECTION 4.05.   Governing Law..........................................................................   H-6
SECTION 4.06.   WAIVER OF JURY TRIAL, ETC..............................................................   H-6
SECTION 4.07.   Counterparts...........................................................................   H-6
SECTION 4.08.   Captions...............................................................................   H-7
SECTION 4.09.   Specific Performance; Enforcement......................................................   H-7
SECTION 4.10.   Certain Definitions....................................................................   H-7


                              STANDSTILL AGREEMENT

     STANDSTILL AGREEMENT dated as of May 10, 1998** among Jefferson Smurfit Group plc, a corporation organized under the laws of Ireland ('JSG'), Morgan Stanley Leveraged Equity Fund II, Inc., a Delaware corporation ('MSLEF'), and Jefferson Smurfit Corporation, a Delaware corporation ('JSC').
------------
** Text reflects Amendment No. 1 dated as of October 2, 1998 to the Standstill
   Agreement, but the Standstill Agreement dated as of May 10, 1998 has not been amended and restated.

                                   WITNESSETH

     WHEREAS, concurrently with the execution of this Agreement, Stone Container Corporation, a Delaware corporation ('Stone'), and JSC are executing an Agreement and Plan of Merger (the 'Merger Agreement'), providing for the merger (the 'Merger') of JSC Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of JSC ('Merger Sub'), with and into Stone; and

     WHEREAS, following the consummation of the Merger, MSLEF and certain Subsidiaries (as defined below) of JSG will continue to beneficially own shares of common stock, par value $0.01 per share ('JSC Common Stock'), of JSC; and

     WHEREAS, in connection with the Merger, the parties hereto wish to enter into this Agreement to address certain matters with respect to the shares of JSC Common Stock beneficially owned by such Subsidiaries of JSG and by MSLEF;

     The parties hereto agree as follows:

                                   ARTICLE 1

                           STANDSTILL AND TRANSFER MATTERS

     SECTION 1.01. Acquisitions. (a) Subject to Section 1.04, from the Effective Date (as defined in Section 1.06) until the fifth anniversary of the Effective Date, JSG will not, and will cause each of its Subsidiaries not to, directly or indirectly, acquire, by purchase, gift, business combination or otherwise, any Voting Securities such that, after giving effect to such transaction, JSG and its Subsidiaries beneficially own Voting Securities representing more than 40% of Total Voting Power; provided that the provisions of this Section 1.01(a) shall not require JSG or any of its Subsidiaries to sell or otherwise dispose of Voting Securities representing more than 40% of Total Voting Power (such Voting Securities representing Voting Power in excess of 40% of Total Voting Power, 'Excess Voting Securities') to the extent, but only to the extent, that such Voting Securities constitute Excess Voting Securities solely as a result of a repurchase or other retirement of Voting Securities by JSC or any of its Subsidiaries or solely as a result of purchases made by JSG or its Subsidiaries during any period in which the restrictions contained in this Section 1.01(a) were suspended pursuant to Section 1.04 (irrespective of any subsequent reinstatement thereunder).

     (b) Subject to Section 1.04, from the Effective Date until the fifth anniversary of the Effective Date, MSLEF will not, and will cause each of its Subsidiaries not to, directly or indirectly, acquire, by purchase, gift or otherwise, any Voting Securities (except for shares of JSC Common Stock acquired pursuant to a stock split, stock dividend, rights offering, recapitalization, reclassification or similar transaction).

     (c) If JSG or any of its Subsidiaries or MSLEF or any of its Subsidiaries, as the case may be, acquires any Voting Securities in violation of this Agreement, JSG or MSLEF or the applicable Subsidiary, as the case may be, shall, as soon as it becomes aware of such violation, give immediate notice to JSC and such Voting Securities shall immediately be disposed of (in accordance with the terms of Section 1.03, in the case of any such disposition by JSG or any of its Subsidiaries) to persons or entities who are not affiliates or associates of the breaching party; provided that JSC may also pursue any other available remedy to which it may be entitled as a result of such violation.

     SECTION 1.02. Certain Other Matters. Subject to Section 1.04 and except as expressly contemplated by JSC's Bylaws (as amended and restated in the manner contemplated by the Merger Agreement, the 'Bylaws') or the Voting Agreement dated as of the date hereof among Smurfit International B.V., MSLEF and Mr. Roger Stone (as amended, the 'Voting Agreement') from the Effective Date until the Article 5 Termination Date (as defined in the Bylaws) (or, in the case of paragraph (g) of this Section 1.02, until the fifth anniversary of the Effective
Date), JSG will not, and will cause each of its Subsidiaries not to:

          (a) make, or in any way participate in, any 'solicitation' of 'proxies' to vote (as such terms are defined in Rule 14a-1 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the '1934 Act')), solicit any consent or communicate with or seek to advise or influence any person or entity with respect to the voting of any Voting Securities or become a 'participant' in any 'election contest' (as such terms are defined or used in Rule 14a-11 under the 1934 Act) with respect to JSC;

          (b) form, join or encourage the formation of any 'group' (within the meaning of Section 13(d)(3) of the 1934 Act) with respect to any Voting Securities; provided that this Section 1.02(b) shall not prohibit any such arrangement solely among JSG and any of its Subsidiaries;

          (c) deposit any Voting Securities into a voting trust or subject any such Voting Securities to any arrangement or agreement with respect to the voting thereof; provided that this Section 1.02(c) shall not prohibit any such arrangement solely among JSG and any of its Subsidiaries;

          (d) initiate, propose or otherwise solicit stockholders for the approval of one or more stockholder proposals with respect to JSC as described in Rule 14a-8 under the 1934 Act, or induce or attempt to induce any other person or entity to initiate any such stockholder proposal;

          (e) seek election to or seek to place a representative on the Board of Directors of JSC or seek the removal of any member of the Board of Directors of JSC;

          (f) call or seek to have called any meeting of the stockholders of JSC;

          (g) solicit, seek to effect, negotiate with or provide any information to any other party with respect to, or make any statement or proposal (except for any statement or proposal in response to an acquisition or business combination proposal by a party other than JSG or its Subsidiaries), whether written or oral, to the Board of Directors of JSC or otherwise make any public announcement (except as required by law or the requirements of any relevant stock exchange or in the case of an acquisition or business combination proposal by a party other than JSG or its Subsidiaries) whatsoever with respect to, any form of acquisition or business combination transaction involving JSC or any significant portion of its assets, including, without limitation, a merger, tender offer, exchange offer or liquidation, or any restructuring, recapitalization or similar transaction with respect to JSC; or

          (h) instigate or encourage any third party to do any of the foregoing.

     SECTION 1.03. Transfer Restrictions. (a) Subject to Section 1.04, from the Effective Date until the Article 5 Termination Date, JSG will not, and will cause its Subsidiaries not to, directly or indirectly, sell or otherwise transfer in any manner any Voting Securities to any 'person' (within the meaning of Section 13(d)(3) of the 1934 Act) who, to the knowledge of JSG, after reasonable inquiry, owns (or as a result of such sale or transfer would own) more than five percent (5%) of Total Voting Power; provided that the provisions of this Section 1.03(a) will not prohibit sales or transfers solely among JSG and its Subsidiaries.

     (b) Any sale or transfer made in violation of Section 1.03(a) shall be null and void, and JSC shall not register any such sale or transfer in its books and records.

     SECTION 1.04. Suspension; Termination. (a) In the event that JSC enters into a written agreement concerning an Acquisition Proposal, then the restrictions set forth in Sections 1.01, 1.02 and 1.03 as to JSG and its Subsidiaries shall thereupon be suspended (and during such period of suspension be of no force and effect). If such agreement is terminated without the consummation of the Acquisition Proposal, then such restrictions shall thereupon be reinstated, subject to further suspension or reinstatement in the event of the occurrence of further events described in the preceding sentence or this sentence, respectively. For purposes of this Section 1.04, 'Acquisition Proposal' means any proposed acquisition of Voting Securities representing more than 30% of the Total Voting Power, whether by business combination, tender or exchange offer, or otherwise, or the proposed acquisition of all or substantially all the assets of JSC and its Subsidiaries, taken as a whole (other than the Merger or any other transaction between JSC or any of its Subsidiaries, on the one hand, and JSG or any of its Subsidiaries, on the other hand).

     (b) In the event that any Person (other than JSG or any of its Subsidiaries or any Person acting on behalf of or in participation with any of the foregoing) commences a tender or exchange offer that, if fully consummated, would result in such Person, together with such Person's Subsidiaries, or any other Person acting on behalf of or in participation with such Person or its Subsidiaries, becoming the beneficial owner of Voting Securities representing more than 30% of the Total Voting Power, then the restrictions set forth in Sections 1.01, 1.02 and 1.03 as to JSG and its Subsidiaries shall thereupon be suspended (and during such period of suspension be of no force and effect). If, upon the expiration of such tender or exchange offer, the Person making such tender or exchange offer does not acquire an amount of Voting Securities sufficient to make the provisions of paragraph (c) of this Section 1.04 applicable, then such restrictions shall thereupon be reinstated, subject to further suspension or reinstatement in the event of the occurrence of further events described in the preceding sentence or this sentence, respectively.

     (c) In the event that it is publicly announced or JSG or JSC shall become aware (in which case it shall promptly notify the other) that any Person (other than JSG or any of its Subsidiaries or any Person acting on behalf of or in participation with any of the foregoing), together with such Person's Subsidiaries, or any other Person acting on behalf of or in participation with such Person or its Subsidiaries, has become the beneficial owner of Voting Securities representing more than 15% of the Total Voting Power, then the restrictions set forth in Sections 1.01 and 1.02 as to JSG and its Subsidiaries shall thereupon be terminated (without reinstatement) except as set forth in the following proviso; provided that if such Person falls within any of the categories set forth in Rule 13d-1(b)(1)(ii) under the 1934 Act and any Schedule 13D or 13G filed under the 1934 Act with respect to such beneficial ownership does not state any intention to or reserve the right to seek to control or influence the management or policies of JSC or engage in any of the actions specified in clauses (b) through (i) of Item 4 of Schedule 13D, then such restrictions shall not be terminated, but shall be suspended effective immediately following the 30th day following such public announcement or JSG or JSC providing notice to the other of such an acquisition (unless during such 30-day period or at any time thereafter such Person publicly states any such intention or reserves any such right, in which case such restrictions shall be terminated without reinstatement (so long as, at the time of such statement of intention or reservation of right, such Person continues to be the beneficial owner of Voting Securities representing more than 15% of the Total Voting Power)); and provided, further, that if, during such 30-day period or thereafter (but prior to any termination of such restrictions) such Person divests a sufficient number of Voting Securities so that such Person, together with such Person's Subsidiaries, no longer beneficially owns Voting Securities representing more than 15% of the Total Voting Power, then (if such divestiture occurs during such 30-day period) such suspension shall not become effective or (if such divestiture occurs thereafter) such restrictions shall be reinstated.

     SECTION 1.05. Pulp Co. Transaction. In the event the Pulp Co. Transaction (as defined in the schedules to the Merger Agreement other than as to timing) is effected, JSG and MSLEF agree to enter into a standstill agreement for a period to end five years after the Effective Date (or earlier as specified herein) in substantially the form hereof with Pulp Co. (as defined in the schedules to the Merger Agreement).

     SECTION 1.06. Effective Date of this Agreement. The 'Effective Date' of this Agreement shall be the date of consummation of the Merger.

                                   ARTICLE 2

                           REPRESENTATIONS AND WARRANTIES

     Each party represents (as to itself only) to the other parties as follows:

     SECTION 2.01. Organization. Such party is a corporation duly organized, validly existing and (in the case of JSC and MSLEF) in good standing under the laws of its jurisdiction of incorporation.

     SECTION 2.02. Authority. Such party has all power and authority to execute and deliver this Agreement and to consummate the transactions contemplated on its part hereby. The execution, delivery and performance by such party of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action (corporate, partnership or otherwise) on the part of such party. No other action on the part of such party (or its stockholders or partners, if applicable) is necessary to authorize the execution and delivery of this Agreement by such party or the performance by such party of its obligations hereunder. This Agreement has been duly executed and delivered by such party and constitutes a legal, valid and binding agreement of such party, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors' rights generally and subject to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     SECTION 2.03. No Violation. The execution and delivery of this Agreement by such party, and the performance by such party of its obligations hereunder and the consummation of the transactions contemplated hereby, will not: (a) violate any provision of law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to such party, (b) require the consent, waiver, approval, license or authorization or any filing by such party with any governmental authority other than any filings required under the 1934 Act or the laws, rules or regulations of the European Union, or (c) assuming compliance with the matters referred to in clause (b), violate, result (with or without notice or the passage of time, or both) in a breach of or give rise to the right to accelerate, terminate or cancel any obligation under or constitute (with or without notice or the passage of time, or both) a default under, any of the terms or provisions of any charter, partnership agreement or other governing document, bylaw, agreement, note, indenture, mortgage, contract, order, judgment, ordinance, regulation or decree to which such party is subject or by which such party is bound and which would have an adverse effect on the ability of such party to perform its obligations under this Agreement.

                                   ARTICLE 3
                                  TERMINATION

     SECTION 3.01. Termination. This Agreement may be terminated with respect to MSLEF and its Subsidiaries or JSG and its Subsidiaries, as the case may be, by mutual written agreement of MSLEF (in the case of a termination of provisions binding on MSLEF and its Subsidiaries) or JSG (in the case of a termination of provisions binding on JSG and its Subsidiaries), on the one hand, and JSC, on the other hand, and in no other manner; provided that any such written agreement of JSC shall be effective only if approved by a majority of (i) Disinterested Directors with respect to MSLEF in the case of any termination of obligations binding on MSLEF and its Subsidiaries or (ii) Disinterested Directors with respect to JSG in the case of any termination of obligations of JSG and its Subsidiaries. For purposes of this Section 3.01 and Section 4.04, (i) 'Disinterested Director with respect to MSLEF' shall mean a member of the JSC Board of Directors who (x) is not the MSLEF Director (as such term is defined in the Bylaws) and (y) would otherwise constitute an Independent Director (as such term is defined in the Bylaws) vis-a-vis MSLEF and (ii) 'Disinterested Director with respect to JSG' shall mean the MSLEF Director, if any, or a member of the JSC Board of Directors who (x) is not a JSC Director (as such term is defined in the Bylaws) and (y) would otherwise constitute an Independent Director vis-a-vis JSG.

     In addition to the foregoing, this Agreement shall terminate automatically in the event the Merger Agreement terminates without consummation of the Merger.

     SECTION 3.02. Effect of Termination. If this Agreement is terminated pursuant to Section 3.01, all further obligations of the party hereto whose obligations have been terminated under this Agreement shall terminate without further liability or obligation of such party and JSC to each other, including liability for damages; provided that such termination shall not relieve any party hereto from liability for breach of this Agreement.

                                   ARTICLE 4
                                 MISCELLANEOUS

     SECTION 4.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

        if to JSG to:

        Jefferson Smurfit Group plc
        Beech Hill, Clonskeagh,
        Dublin 4, Ireland
        Attention: Michael Pettigrew
        Fax: 353-1-269-4481

        with a copy to:

        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, New York 10019
        Attention: Steven A. Rosenblum, Esq.
        Fax: (212) 403-2000

        William Fry
        Fitzwilton House,
        Wilton Place,
        Dublin 2, Ireland
        Attention: Houghton Fry, Esq.
        Fax: 353-1-639-5333

        if to MSLEF, to:

        Morgan Stanley Leveraged Equity Fund II, Inc.
        1221 Avenue of the Americas
        New York, New York 10020
        Attention: Alan E. Goldberg
        Fax: (212) 762-6466

        with a copy to:

        Morgan Stanley Capital Partners
        1221 Avenue of the Americas
        New York, New York 10020
        Attention: Peter R. Vogelsang, Esq.
        Fax: (212) 762-6466

        If to JSC, to:

        Jefferson Smurfit Corporation
        Jefferson Smurfit Centre
        8182 Maryland Avenue
        St. Louis, MO 63105
        Attention: Patrick J. Moore, Vice President and
        Chief Financial Officer
        Fax: (314) 746-1184

        with a copy to:

        Davis Polk & Wardwell
        450 Lexington Avenue
        New York, NY 10017
        Attention: John R. Ettinger, Esq.
        Fax: (212) 450-4800

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

     SECTION 4.02. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

     SECTION 4.03. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors (including, in the case of JSG, any holding company formed by or on behalf of JSG to hold, directly or indirectly, a majority of the shares of JSG) and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

     SECTION 4.04. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed (i) in the case of an amendment or waiver of any provision binding on MSLEF and its Subsidiaries, by MSLEF and JSC and (ii) in the case of an amendment or waiver of any provision binding on JSG and its Subsidiaries, by JSG and JSC; provided that any such written agreement of JSC shall be effective only if approved by (x) a majority of Disinterested Directors with respect to MSLEF in the case of an amendment or waiver referred to in clause (i), or (y) a majority of Disinterested Directors with respect to JSG in the case of an amendment or waiver referred to in clause (ii).

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     SECTION 4.05. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of the State of New York.

     SECTION 4.06. WAIVER OF JURY TRIAL, ETC. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. THE PARTIES AGREE, SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT, TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF, AND TO WAIVE ANY OBJECTION AS TO VENUE IN, THE FEDERAL OR STATE COURTS LOCATED IN THE COUNTY OF NEW YORK, STATE OF NEW YORK. SERVICE OF PROCESS IN ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL BE EFFECTIVE IF DELIVERED OR SENT IN ACCORDANCE WITH THE PROVISIONS OF SECTION 4.01 HEREOF.

     SECTION 4.07. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.

     SECTION 4.08. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

     SECTION 4.09. Specific Performance; Enforcement. (a) The parties hereto acknowledge that, in view of the uniqueness of the parties hereto and the transactions contemplated hereby, the parties hereto would not have an adequate remedy at law for money damages in the event that this Agreement were not performed in accordance with its terms, and therefore agree that the parties shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which the parties hereto may be entitled at law or in equity.

     (b) The Disinterested Directors as to JSG shall have the authority to enforce this Agreement as against JSG and the Disinterested Directors as to MSLEF shall have the authority to enforce this Agreement as against MSLEF, in each case for and on behalf of JSC without any other action by the Board of Directors of JSC.

     SECTION 4.10. Certain Definitions. For purposes of this Agreement, (i) the term 'beneficially own' (or any similar phrase) and the terms 'affiliates' and 'associates' shall have the respective meanings set forth in Rule 13d-3 under the 1934 Act; (ii) the term 'Voting Securities' shall mean any securities entitled to vote generally in the election of directors of JSC or its successors, securities convertible or exchangeable into or exchangeable for such securities and any rights or options to acquire any of the foregoing securities;
(iii) the term 'Voting Power' shall mean the power to vote generally in the election of directors (or persons serving similar functions) of JSC or its successors; (iv) the term 'Total Voting Power' shall mean the total combined Voting Power of all Voting Securities then outstanding; (v) the term 'Subsidiary', with respect to any Person, shall mean any corporation or other entity (a) of which a majority of the securities or other ownership interests generally having voting power to elect a majority of the board of directors or other individuals performing similar functions are at the time directly or indirectly owned by such Person or (b) as to which such Person directly or indirectly has the power to elect or designate such majority of the board of directors or such other individuals; and (vi) the term 'Person' shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization. A Subsidiary shall not be deemed to beneficially own securities held in a pension fund or non-profit foundation or trust controlled by the Subsidiary.


     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                          JEFFERSON SMURFIT GROUP PLC

                                          By:  /s/ Raymond M. Curran
                                             -----------------------------------

                                               Name: Raymond M. Curran
                                             Title:  Finance Director

                                          MORGAN STANLEY LEVERAGED
                                          EQUITY FUND II, INC.

                                          By:  /s/ Alan E. Goldberg
                                             -----------------------------------

                                               Name: Alan E. Goldberg
                                             Title:  Vice Chairman

                                          JEFFERSON SMURFIT CORPORATION

                                          By:  /s/ Patrick J. Moore
                                             -----------------------------------

                                               Name: Patrick J. Moore
                                             Title:  Vice President and Chief
                                                     Financial Officer



                                                                         ANNEX I

                      SMURFIT-STONE CONTAINER CORPORATION
                         1998 LONG TERM INCENTIVE PLAN

     SECTION 1. Purpose.

     The purposes of this Smurfit-Stone Container Corporation 1998 Long Term Incentive Plan (the 'PLAN') are to promote the interest of Smurfit-Stone Container Corporation (the 'COMPANY') and its shareholders by (i) attracting and retaining officers, key employees or directors of the Company and its Affiliates, (ii) motivating such employees or directors by means of performance-related incentives to achieve longer-range performance goals, and
(iii) enabling such employees or directors to participate in the long-term growth and financial success of the Company.

     SECTION 2. Definitions.

     As used in the Plan, the following terms shall have the meanings set forth below:

          'AFFILIATE' shall mean (i) any entity that, directly or indirectly, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, in either case as determined by the Committee.

          'AWARD' shall mean any Option or Performance Award.

          'AWARD AGREEMENT' shall mean any written agreement, contract or other instrument or document evidencing any Award, which may, but need not, be executed or acknowledged by a Participant.

          'BOARD' shall mean the Board of Directors of the Company.

          'COMMITTEE' shall mean the Compensation Committee of the Board or any one or more other committees of the Board, which in any case have been designated by the Board to administer the Plan. In the absence of any such delegation to the Compensation or other committee, references herein to the Committee shall refer to the Board.

          'COMMON STOCK' shall mean the Company's common stock, par value $.01 per share.

          'DIRECTOR' shall mean any member of the Board.

          'EMPLOYEE' shall mean (i) an officer or employee of the Company or of any Affiliate, or (ii) an advisor or consultant to the Company or to any Affiliate, in each case as determined by the Committee.

          'EXCHANGE ACT' shall mean the U.S. Securities Exchange Act of 1934, as amended.

          'FAIR MARKET VALUE' shall mean, as of any given date and except as otherwise expressly provided by the Committee: (i) with respect to a Share, the closing price of a Share on the Nasdaq National Market on the last preceding day on which a sale of shares occurred; and (ii) with respect to any other property, the fair market value of such property as determined by the Committee in its sole discretion.

          'NON-EMPLOYEE DIRECTOR' shall mean a member of the Board who is not an officer or employee of the Company or of any of its subsidiaries.

          'OPTION' shall mean an option granted under of the Plan.

          'PARTICIPANT' shall mean any Employee or Director granted an Award under the Plan.

          'PERFORMANCE AWARD' shall mean any right granted under Section 6(b) of the Plan.

          'PERSON' shall mean any individual, corporation, company, association, joint-stock company, trust, unincorporated organization, government or political subdivision thereof or other entity.

          'RESTORATION OPTION' shall mean an Option described in Section 6(a)(iv) of the Plan.

          'SHARE' shall mean one share of Common Stock.

          'SUBSTITUTE AWARDS' shall mean Awards granted in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company or its Affiliate, or with which the Company or its Affiliate combines.

     SECTION 3. Administration.

     (a) Authority of Committee. The Plan shall be administered by the Committee. Subject to the terms of the Plan and applicable law, in addition to other express powers and authorizations conferred on the Committee by the Plan, and except as otherwise limited by the Board, the Committee shall have full power and authority to (i) designate Participants; (ii) determine the type or types of Awards to be granted to an eligible Employee or, subject to Section 3(b), Director; (iii) determine the number of Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award;
(v) determine whether, to what extent, and under what circumstances Awards may be exercised, canceled, forfeited, or suspended and the method or methods by which Awards may be exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances Shares, other securities, other Awards, other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the holder thereof or of the Committee; (vii) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (viii) establish, amend, suspend, or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (ix) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

     (b) Grants of Awards to Non-Employee Directors. Notwithstanding the provisions of Section 3(a), grants of Awards to Non-Employee Directors must be approved by the Board.

     (c) Committee Discretion Binding. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive, and binding upon all Persons, including the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, any Shareholder and any Employee or, subject to Section 3(b), Director.

     SECTION 4. Shares Available for Awards.

     (a) Shares Available. Subject to adjustment as provided in Section 4(b) and
(c), the number of Shares with respect to which Awards may be granted under the Plan shall be 15,000,000. No individual may be granted in any calendar year Awards covering more than 2,000,000 Shares.

     (b) Adjustments. If, after the effective date of the Plan, any Shares covered by an Award granted under the Plan or by an award granted under any prior equity award plan of the Company, or to which such an Award or award relates, are forfeited, or if such an Award or award terminates or is canceled without the delivery of Shares, then the Shares covered by such Award or award, or to which such Award or award relates, or the number of Shares otherwise counted against the aggregate number of Shares with respect to which Awards may be granted, to the extent of any such forfeiture, termination or cancellation, shall again become Shares with respect to which Awards may be granted. In the event that any Option or other Award granted hereunder or any award granted under any prior equity award plan of the Company is exercised through the delivery of Shares or in the event that withholding tax liabilities arising from such Award or award are, with the approval of the Board, satisfied by the withholding of Shares by the Company, the number of Shares available for Awards under the Plan shall be increased by the number of Shares so surrendered or withheld. Any Shares underlying Substitute Awards shall not be counted against the Shares available for Awards under the Plan.

     (c) Antidilution. In the event that the Committee determines that any distribution (whether in the form of cash, limited company interests, other securities, or other property), recapitalization (including, without limitation, any subdivision or combination of limited company interests), reorganization, consolidation, combination, repurchase, or exchange of limited company interests or other securities of the Company, issuance of warrants or other rights to purchase equity interests or other securities of the Company, or other similar transaction or event affects the Shares such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee may, in such manner as it may deem equitable, adjust any or all of (i) the number of Shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted in aggregate and to any individual under Section 4(a), (ii) the number of Shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding Awards, and (iii) the grant or exercise price with respect to any Award, or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award. Any such adjustment or arrangement may provide for the elimination without compensation of any fractional Share which might otherwise become subject to an Option, and shall be final and binding upon the optionee.

     SECTION 5. Eligibility.

     Subject to Section 3(b), any Employee or Director shall be eligible to be designated a Participant.

     SECTION 6. Awards.

     (a) Options.

          (i) Grant. Subject to the provisions of the Plan, the Committee shall (subject to Section 3(b)) have sole and complete authority to determine the Employees and/or Directors to whom Options shall be granted, the number of Shares to be covered by each Option, the exercise price therefor and the conditions and limitations applicable to the vesting and exercise of the Option.

          (ii) Exercise Price. Except in the case of Substitute Awards, the exercise price of an Option shall be not less than the Fair Market Value of the Shares subject to the Option on the date the Option is granted.

          (iii) Exercise. The Committee may impose such conditions with respect to the exercise of Options, including without limitation, any relating to the achievement of specified performance objectives and to the application of federal or state securities laws, as it may deem necessary or advisable.

          (iv) Restoration Options. In the event that any Participant delivers Shares in payment of the exercise price of any Option granted hereunder in accordance with Section 7(b), or in the event that the withholding tax liability arising upon exercise of any Option by a Participant is satisfied through the withholding by the Company of Shares otherwise deliverable upon exercise of the Option, the Committee shall have the authority to grant or provide for the automatic grant of a Restoration Option to such Participant. The grant of a Restoration Option shall be subject to the satisfaction of such conditions or criteria as the Committee in its sole discretion shall establish from time to time. A Restoration Option shall entitle the holder thereof to purchase a number of Shares equal to the number of such Shares so delivered or withheld upon exercise of the original Option, in the discretion of the Committee. A Restoration Option shall have a per Share exercise price and such other terms and conditions as the Committee in its sole discretion shall determine.

     (b) Performance Awards.

          (i) Grant. The Committee shall (subject to Section 3(b)) have sole and complete authority to determine the Employees and/or Directors who shall receive a 'Performance Award', which shall consist of a right which is (i) denominated in Shares, (ii) valued, as determined by the Committee, in accordance with the achievement of such performance goals during such performance periods as the Committee shall establish, and (iii) payable at such time and in such form as the Committee shall determine. Performance goals established under this Section shall be expressed in terms of the achievement by the Company or any of its operating units of specified levels of earnings, earnings per Share, earnings from operations, specified operational objectives, return on equity, return on assets, Share price and/or the extent of increase or decrease of any one or more of the foregoing over a specified period.

          (ii) Terms and Conditions. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award and the amount and kind of any payment or transfer to be made pursuant to any Performance Award.

          (iii) Payment of Performance Awards. Performance Awards may be paid in a lump sum or in installments following the close of the performance period or, in accordance with procedures established by the Committee, on a deferred basis.

     SECTION 7. General Provisions Applicable to Awards.

     (a) Awards May be Granted Separately or Together. Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution for any other Award granted under the Plan or any award granted under any other plan of the Company or any Affiliate. Awards granted in addition to or in tandem with other Awards or awards granted under any other plan of the Company or any Affiliate may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

     (b) Forms of Payment by Company Under Awards. Subject to the terms of the Plan and of any applicable Award Agreement and the requirements of applicable law, payments or transfers to be made by the Company or an Affiliate upon the grant, exercise or payment of an Award may be made in such form or forms as the Committee shall determine, including Shares, other securities, other Awards or other property, or any combination thereof, and may be made in a single payment or transfer, in installments, or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments.

     (c) Limits on Transfer of Awards. Except as otherwise provided by the Committee with respect to any Award, no Award shall be transferable by a holder other than by will or the laws of descent and distribution.

     (d) Terms of Awards. The term of each Award shall be for such period as may be determined by the Committee.

     (e) Consideration for Grants. Awards may be granted for no cash consideration, for such nominal cash consideration as may be required by applicable law or for such greater amount as may be established by the Committee.

     SECTION 8. Amendment and Termination.

     (a) Amendments to the Plan. The Board or, if so authorized by the Board, the Committee, may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided that no such amendment, alteration, suspension, discontinuation or termination shall be made without the approval of the shareholders of the Company if such approval is necessary to comply with any tax or regulatory requirement for which or with which the Board deems it necessary or desirable to qualify or comply. Notwithstanding anything to the contrary herein, the Board or, if so authorized by the Board, the Committee may amend the Plan in such manner as may be necessary so as to have the Plan conform with local rules and regulations in any jurisdiction outside the United States.

     (b) Amendments to Awards. Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted, prospectively or retroactively and accelerate the vesting and exercisability of any Award at any time in its sole discretion; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary.

     (c) Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. The Committee is hereby authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4(c) hereof) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

     (d) Cancellation. Any provision of this Plan or any Award Agreement to the contrary notwithstanding, the Committee may, if so authorized by the Board, cause any Award granted hereunder to be canceled in consideration of a cash payment or alternative Award made to the holder of such canceled Award equal in value to the Fair Market Value of such canceled Award.

     SECTION 9. Miscellaneous.

     (a) No Rights to Awards. No Employee, Director, Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Employees, Directors, Participants, or holders or beneficiaries of Awards. The terms and conditions of Awards need not be the same with respect to each recipient.

     (b) Share Certificates. All certificates for Shares or other securities of the Company or any Affiliate delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock market or exchange upon which such Shares or other securities are then listed or traded, and any applicable Federal or state laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

     (c) Delegation. Subject to the terms of the Plan and applicable law, the Committee, if so authorized by the Board, may delegate to one or more officers or managers of the Company or any Affiliate, or to a committee of such officers or managers, the authority, subject to the terms and limitations as the Committee, as authorized by the Board, shall determine, to make all decisions of a ministerial nature in connection with the operation of the Plan and Awards thereunder.

     (d) Withholding. A Participant may be required to pay to the Company or any Affiliate and the Company or any Affiliate shall have the right and is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other securities, other Awards or other property) of any applicable withholding taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes.

     (e) Award Agreements. Each Award hereunder shall be evidenced by an Award Agreement which shall be delivered to the Participant and may, but need not, be executed by the Participant and shall specify the terms and conditions of the Award and any rules applicable thereto, including but not limited to the effect, if any, on such Award of the death, retirement or other termination of employment of a Participant and of a change in control of the Company.

     (f) No Limit on Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other compensation arrangements, including without limitation any such arrangements that provide for the grant of options and other types of Awards provided for hereunder (subject to approval of the shareholders of the Company if such approval is required), and such arrangements may be either generally applicable or applicable only in specific cases.

     (g) No Right to Employment or Directorship. The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Company or any Affiliate, or to be retained as a Director. Further, the Company or an Affiliate may at any time dismiss a Participant from service, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan, in any Award Agreement or in any other agreement between the Company or any Affiliate and the Participant.

     (h) No Rights as Shareholder. Subject to the provisions of the applicable Award, no Participant or holder or beneficiary of any Award shall have any rights as a shareholder with respect to any Shares to be distributed under the Plan until he or she has become the holder of such Shares.

     (i) Governing Law. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the internal laws of the State of Delaware.

     (j) Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan of the Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

     (k) Additional Powers. The Committee may refuse to issue or transfer any Shares or other consideration under an Award if, acting in its sole discretion, it determines that the issuance or transfer of such Shares or such other consideration might violate any applicable law or regulation or entitle the Company to recover the same under Section 16(b) of the Exchange Act, and any payment tendered to the Company by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded to the relevant Participant, holder or beneficiary. Without limiting the generality of the foregoing, no Award granted hereunder shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Committee in its sole discretion has determined that any such offer, if made, would be in compliance with all applicable requirements of the U.S. federal securities laws and any other laws to which such offer, if made, would be subject.

     (l) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

     (m) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

     (n) Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

     SECTION 10. Term of the Plan.

     (a) Effective Date. This Plan shall be effective as of the date of its adoption by the Board (the 'Effective Date') subject to the Plan's approval by the shareholders of the Company.

     (b) Expiration Date. No Award shall be granted under the Plan after the tenth anniversary of the Effective Date. However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may, and the authority of the Board or the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under any such Award shall, extend beyond such date.



[JEFFERSON SMURFIT CORPORATION LOGO]          [STONE CONTAINER CORPORATION LOGO]





                              STATEMENT OF DIFFERENCES
                              ------------------------

The section symbol shall be expressed as ............................... 'SS'



                                  PART II


                  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

               Exculpation. Section 102(b)(7) of the Delaware Law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends or unlawful stock repurchases, or for any transaction from which the director derived an improper personal benefit.

               The Old JSC Charter incorporates, and the SSCC Charter will incorporate, the exculpation provisions permitted by Section 102(b)(7) described above.

               Indemnification. Section 145 of the Delaware Law permits a corporation to indemnify any of its directors, officers, employees or agents who was or is a party, or is threatened to be made a party, to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, for expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify directors, officers, employees or agents against expenses (including attorneys' fees) actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

               The Old JSC Bylaws make mandatory, and the SSSC Bylaws will make mandatory, the indemnification permitted by Section 145 described above.

               Insurance. The directors and officers of JSC are insured under a policy of directors' and officers' liability insurance.

               Stone Directors and Officers. The Merger Agreement provides that SSCC will (or will cause Stone to) indemnify and hold harmless, to the same extent provided for in the Stone Charter and Stone Bylaws, current or former directors or officers of Stone for damages and liabilities (including reasonable attorneys' fees) arising out of or pertaining to any action or inaction in their capacity as an officer or director occurring before the Effective Time (including transactions contemplated by the Merger Agreement). The Merger Agreement further provides that the indemnification obligations set forth in the Stone Charter and Stone Bylaws as of the date thereof, will survive the Merger and will not be amended, repealed or otherwise modified for a period of six years after the Effective Time in a manner that would adversely affect the rights of individuals who were directors, officers, employees or agents of Stone or its subsidiaries on or prior to the Effective Time.

               The Merger Agreement also provides that for a period of six years after the Effective Time, SSCC will provide to Stone's current directors and officers liability insurance protection substantially equivalent in kind and scope to that provided by Stone's current directors' and officers' liability insurance policies in effect the date thereof; provided however, SSCC will not be required to expend in any one year an amount in excess of 300% of the annual premiums currently paid by Stone for such insurance (such amount, the "Maximum Premium"); provided, further, that if during such period the annual premiums for comparable insurance coverage exceed the Maximum Premium, SSCC shall be obligated to provide a policy that, in the reasonable judgment of SSCC, provides the best coverage available for a cost not exceeding the Maximum Premium.

Item 21.  Exhibits and Financial Statement Schedules.

               (a) List of Exhibits

      Exhibit
      Number                                 Description                                      Page
      -------                                -----------                                      ----

       2(a)         Agreement and Plan of Merger dated as of May 10, 1998, as amended, among JSC, Stone and JSC Acquisition Corporation (included as Annex A to the Joint Proxy Statement/Prospectus contained in this Registration
                    Statement).

       2(b)         Stock Purchase Agreement dated as of May 10, 1998 among SIBV, JSG,
                    MSLEF, JSC and certain other shareholders of JSC (included as Annex G to the Joint Proxy Statement/Prospectus contained in this Registration
                    Statement).

       2(c)         Asset Purchase Agreement dated as of May 10, 1998 between JSC and
                    Smurfit Packaging Corporation.

       3(a)         Form of Restated Certificate of Incorporation of JSC (included as Annex
                    B to the Joint Proxy Statement/Prospectus contained in this Registration
                    Statement).

       3(b)         Form of Restated Bylaws of JSC (included as Annex C to the Joint Proxy
                    Statement/Prospectus contained in this Registration Statement).

         4          Specimen Common Stock Certificate (incorporated by reference to Exhibit
                    4.1 to JSC's Registration Statement on Form S-1 (File No. 33-75520) dated
                    February 18, 1994).

         5          Opinion of Davis Polk & Wardwell regarding the validity of the securities being registered.

         8          Opinion of Sidley & Austin regarding certain federal income tax consequences relating to the Merger.

       10(a)        Standstill Agreement dated as of May 10, 1998, as amended, among JSG,
                    MSLEF and JSC (included as Annex H to the Joint Proxy
                    Statement/Prospectus contained in this Registration Statement).

       10(b)        Letter Agreement dated as of May 10, 1998 between SIBV and Stone.

       10(c)        Letter Agreement dated as of May 10, 1998 between MSLEF and Stone.

       10(d)        Letter Agreement dated as of May 10, 1998 between Mr. Roger W. Stone and JSC.

       10(e)        Registration Rights Agreement dated as of May 10, 1998 among MSLEF,
                    SIBV, JSC and the other parties identified on the signature pages thereto.

       10(f)        Voting Agreement dated as of May 10, 1998, as amended, among SIBV,
                    MSLEF and Mr. Roger W. Stone.

       10(g)        SSCC 1998 Long Term Incentive Plan (included as Annex I to the Joint
                    Proxy Statement/Prospectus contained in this Registration Statement).

       10(h)        Forms of Employment Security Agreements.

       23(a)        Consent of Ernst & Young LLP.

       23(b)        Consent of PricewaterhouseCoopers LLP.

       23(c)        Consent of PricewaterhouseCoopers.

       23(d)        Consent of Davis Polk & Wardwell (included in the opinion filed as
                    Exhibit 5 to this Registration Statement).

       23(e)        Consent of Sidley & Austin (included in the opinion filed as Exhibit 8 to this Registration Statement).

       23(f)        Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

       23(g)        Consent of Salomon Smith Barney Inc. (included as a part of Annex F to the
                    Joint Proxy Statement/Prospectus contained in this Registration Statement).

        24          Power of Attorney (included as part of the signature page to this
                    Registration Statement).

       99(a)        Amendment to Restated Certificate of Incorporation of Stone (included as
                    Annex D-1 to the Joint Proxy Statement/Prospectus contained in this
                    Registration Statement).

       99(b)        Amendment to Restated Certificate of Incorporation of Stone (included as
                    Annex D-2 to the Joint Proxy Statement/Prospectus contained in this
                    Registration Statement).

       99(c)        Form of JSC Proxy Card.

       99(d)        Form of Stone Proxy Card.

       99(e)        Form of Stone Instruction Letter.

       99(f)        Consent of Ray M. Curran.

       99(g)        Consent of Dionisio Garza.

       99(h)        Consent of Richard A. Giesen.

       99(i)        Consent of Alan E. Goldberg.

       99(j)        Consent of Richard W. Graham.

       99(k)        Consent of Matthew S. Kaplan.

       99(l)        Consent of James J. O'Connor.

       99(m)        Consent of Jerry K. Pearlman.

       99(n)        Consent of Thomas A. Reynolds, III.

       99(o)        Consent of Dermot F. Smurfit.

       99(p)        Consent of Michael W. J. Smurfit.

       99(q)        Consent of Roger W. Stone.


               (b) Not applicable.

               (c) The opinions of Merrill Lynch, Pierce, Fenner & Smith
                   Incorporated and Salomon Smith Barney are included as Annex E and Annex F, respectively, to the Joint Proxy Statement/Prospectus contained in this Registration Statement.

Item 22.  Undertakings.

              (a) The undersigned registrant hereby undertakes:

              (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

              (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (4) To respond to requests for information that is incorporated by reference into the Joint Proxy Statement/Prospectus pursuant to
     Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

              (5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

              (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on October 8, 1998.



                                        JEFFERSON SMURFIT CORPORATION
                                        (Registrant)

Date: October 8, 1998                  By: /s/ Richard W. Graham
                                            ----------------------------
                                            President, Chief Executive
                                            Officer and Director

                              --------------

                             POWER OF ATTORNEY

               Each person whose signature appears below hereby constitutes and appoints Patrick J. Moore and Michael E. Tierney, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

               Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

         Signature                             Title                                      Date
         ---------                             -----                                      ----

/s/ Richard W. Graham            President, Chief Executive Officer and             October 8, 1998
---------------------------      Director (Principal Executive Officer)
(Richard W. Graham)


/s/ Patrick J. Moore             Vice President and Chief Financial Officer         October 8, 1998
-----------------------------    (Principal Financial and Accounting Officer)
(Patrick J. Moore)


/s/ Leigh J. Abramson            Director                                           October 8, 1998
-----------------------------
(Leigh J. Abramson)


/s/ Alan E. Goldberg             Director                                           October 8, 1998
-----------------------------
(Alan E. Goldberg)


/s/ Michael C. Hoffman           Director                                           October 8, 1998
-----------------------------
(Michael C. Hoffman)


/s/ G. Thompson Hutton           Director                                           October 8, 1998
-----------------------------
(G. Thompson Hutton)


/s/ Michael M. Janson            Director                                           October 8, 1998
-----------------------------
(Michael M. Janson)


/s/ Howard E. Kilroy             Director                                           October 8, 1998
-----------------------------
(Howard E. Kilroy)


/s/ Thomas A. Reynolds, III      Director                                           October 8, 1998
-----------------------------
(Thomas A. Reynolds, III)


/s/ Michael W. J. Smurfit        Chairman of the Board and Director                 October 8, 1998
-----------------------------
(Michael W. J. Smurfit)


/s/ James E. Terrill             Director                                           October 8, 1998
-----------------------------
(James E. Terrill)


                               EXHIBIT INDEX
                               -------------

      Exhibit
      Number                                 Description                                           Page
      -------                                -----------                                           ----
      2(a)             Agreement and Plan of Merger dated as of May 10, 1998, as amended, among JSC, Stone and JSC Acquisition Corporation (included as Annex A to the Joint Proxy Statement/Prospectus contained in this Registration
                       Statement).

      2(b)             Stock Purchase Agreement dated as of May 10, 1998 among SIBV, JSG,
                       MSLEF, JSC and certain other shareholders of JSC (included as Annex G to the Joint Proxy Statement/Prospectus contained in this Registration
                       Statement).

      2(c)             Asset Purchase Agreement dated as of May 10, 1998 between JSC and
                       Smurfit Packaging Corporation.


      3(a)             Form of Restated Certificate of Incorporation of JSC (included as Annex
                       B to the Joint Proxy Statement/Prospectus contained in this Registration
                       Statement).

      3(b)             Form of Restated Bylaws of JSC (included as Annex C to the Joint Proxy
                       Statement/Prospectus contained in this Registration Statement).

         4             Specimen Common Stock Certificate (incorporated by reference to Exhibit
                       4.1 to JSC's Registration Statement on Form S-1 (File No. 33-75520) dated
                       February 18, 1994).

         5             Opinion of Davis Polk & Wardwell regarding the validity of the securities being registered.

         8             Opinion of Sidley & Austin regarding certain federal income tax consequences relating to the Merger.

       10(a)           Standstill Agreement dated as of May 10, 1998, as amended, among JSG,
                       MSLEF and JSC (included as Annex H to the Joint Proxy
                       Statement/Prospectus contained in this Registration Statement).

       10(b)           Letter Agreement dated as of May 10, 1998 between SIBV and Stone.

       10(c)           Letter Agreement dated as of May 10, 1998 between MSLEF and Stone.

       10(d)           Letter Agreement dated as of May 10, 1998 between Mr. Roger W. Stone and JSC.

       10(e)           Registration Rights Agreement dated as of May 10, 1998 among MSLEF,
                       SIBV, JSC and the other parties identified on the signature pages thereto.

       10(f)           Voting Agreement dated as of May 10, 1998, as amended, among SIBV,
                       MSLEF and Mr. Roger W. Stone.

       10(g)           SSCC 1998 Long Term Incentive Plan (included as Annex I to the Joint
                       Proxy Statement/Prospectus contained in this Registration Statement).

       10(h)           Forms of Employment Security Agreements.

       23(a)           Consent of Ernst & Young LLP.

       23(b)           Consent of PricewaterhouseCoopers LLP.

       23(c)           Consent of PricewaterhouseCoopers.

       23(d)           Consent of Davis Polk & Wardwell (included in the opinion filed as
                       Exhibit 5 to this Registration Statement).

       23(e)           Consent of Sidley & Austin (included in the opinion filed as Exhibit 8 to this Registration Statement).

       23(f)           Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

       23(g)           Consent of Salomon Smith Barney Inc. (included as a part of Annex F to the
                       Joint Proxy Statement/Prospectus contained in this Registration Statement).

        24             Power of Attorney (included as part of the signature page to this
                       Registration Statement).

       99(a)           Amendment to Restated Certificate of Incorporation of Stone (included as
                       Annex D-1 to the Joint Proxy Statement/Prospectus contained in this
                       Registration Statement).

       99(b)           Amendment to Restated Certificate of Incorporation of Stone (included as
                       Annex D-2 to the Joint Proxy Statement/Prospectus contained in this
                       Registration Statement).

       99(c)           Form of JSC Proxy Card.

       99(d)           Form of Stone Proxy Card.

       99(e)           Form of Stone Instruction Letter.

       99(f)           Consent of Ray M. Curran.

       99(g)           Consent of Dionisio Garza.

       99(h)           Consent of Richard A. Giesen.

       99(i)           Consent of Alan E. Goldberg.

       99(j)           Consent of Richard W. Graham.

       99(k)           Consent of Matthew S. Kaplan.

       99(l)           Consent of James J. O'Connor.

       99(m)           Consent of Jerry K. Pearlman.

       99(n)           Consent of Thomas A. Reynolds, III.

       99(o)           Consent of Dermot F. Smurfit.

       99(p)           Consent of Michael W. J. Smurfit.

       99(q)           Consent of Roger W. Stone.